As filed with the U.S. Securities and Exchange Commission on January 24, 2025

Registration No. 333-283114

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________________

AMENDMENT NO. 2

TO

Form S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

__________________________________________

NXU, INC.
(Exact name of registrant as specified in its charter)

__________________________________________

Delaware	3711	92-2819012
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Nxu, Inc.
1828 N Higley Rd., Suite 116
Mesa, Arizona 85205
(602) 309-5425

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

__________________________________________

Mark Hanchett
Chief Executive Officer
Nxu, Inc.
1828 N. Higley Rd., Suite 116
Mesa, Arizona 85205
(602) 309-5425

(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________________________________

Copies to:

Michael M. Donahey Serge V. Pavluk Eileen K. Vernon Snell & Wilmer L.L.P. One East Washington Street, Suite 2700 Phoenix, AZ 85004 (602) 382-6000	Daniel Zimmerman Michael E. Gilligan Glenn R. Pollner Victoria M. Peluso Wilmer Cutler Pickering Hale and Dorr LLP 2600 El Camino Real Suite 400, Palo Alto, CA 94306 (650) 858-6000

__________________________________________

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

PRELIMINARY — SUBJECT TO COMPLETION — DATED JANUARY 24, 2025

MERGER PROPOSED — PLEASE VOTE, YOUR VOTE IS VERY IMPORTANT

NXU, INC.
1828 N. Higley Rd. Suite 116
Mesa, AZ 85205

Dear Nxu, Inc. Stockholders:

On behalf of the Board of Directors of Nxu, Inc., a Delaware corporation, (“Nxu,” “Parent,” “we,” “our,” “us,” or the “Company”) we cordially invite you to a special meeting of stockholders of Nxu (the “Nxu special meeting”), to be held at 11:00 a.m. Eastern Time on February 11, 2025, unless postponed or adjourned to a later date. The Nxu special meeting will be held exclusively through a virtual format. Nxu stockholders will be able to attend and participate in the Nxu special meeting online by visiting www.virtualshareholdermeeting.com/NXU2025SM, where they will be able to listen to the meeting live, submit questions and vote.

Nxu, Verde Bioresins, Inc., a Delaware corporation (“Verde”), Nxu Merger Sub, Inc., a Delaware corporation (“Merger Sub I”), and Nxu Merger Sub, LLC, a Delaware limited liability company (“Merger Sub II”, and together with Merger Sub I, the “Merger Subs”), entered into an Agreement and Plan of Merger on October 23, 2024 (the “Merger Agreement”).

Pursuant to the terms of the Merger Agreement, Merger Sub I will merge with and into Verde (the “First Merger”), with Verde surviving the First Merger and continuing as a wholly-owned subsidiary of Nxu. Promptly following the effective time of the First Merger (the “First Merger Effective Time”), and as part of an integrated plan with the First Merger, Verde will merge with and into Merger Sub II (the “Second Merger”, and together with the First Merger, the “Merger”), whereupon the separate corporate existence of Verde shall cease, and Merger Sub II will survive the Second Merger as a wholly-owned subsidiary of Nxu. Upon completion of the Merger, Nxu is expected to change its corporate name to “Verde Bioresins, Corp.” and trade on the Nasdaq Capital Market under the symbol “VRDE”. The company following the Closing is referred to herein as the “combined company.”

At the First Merger Effective Time, each outstanding share of common stock, par value $0.0001 per share, of Verde (“Verde common stock”) issued and outstanding (excluding shares of Verde common stock to be canceled pursuant to the Merger Agreement and excluding dissenting shares) will be converted solely into the right to receive a number of shares of Nxu common stock equal to the exchange ratio described in more detail in the section entitled “THE MERGER AGREEMENT — Merger Consideration and Exchange Ratio — Exchange Ratio” beginning on page 124 of the accompanying proxy statement/prospectus. Also at the First Merger Effective Time, each outstanding option to purchase shares of Verde common stock will be assumed by Nxu and will be converted into an option to purchase shares of common stock of the combined company, with necessary adjustments to reflect the exchange ratio. Based on Nxu’s capitalization and Verde’s capitalization as of October 23, 2024, the date the Merger Agreement was executed, the exchange ratio is estimated to be approximately 0.0069 shares of Verde common stock for each share of Nxu capital stock, which exchange ratio does not give effect to the proposed reverse stock split described in the accompanying proxy statement/prospectus. The final exchange ratio is subject to adjustment prior to the closing of the Merger (the “Closing”). As Nxu stockholders, you will continue to own your existing shares of Nxu common stock, subject to the proposed elimination of Nxu’s dual class structure of Nxu common stock, $0.0001 par value per share (“Nxu common stock”), by re-designating Nxu’s Class A common stock, par value $0.0001 per share (“Nxu Class A common stock”) as Nxu common stock and cancelling Nxu’s Class B common stock, par value $0.001 per share (“Nxu Class B common stock”) (as described in the accompanying proxy statement/prospectus). At the First Merger Effective Time, (i) each then-outstanding Nxu option to acquire Nxu Class A common stock that has an exercise price that is greater than the closing price of Nxu Class A common stock on the trading day immediately preceding the date on which the Closing occurs (the “Closing Date”) will be surrendered or cancelled for no consideration, (ii) each other Nxu option to acquire Nxu Class A common stock shall remain outstanding and shall remain exercisable subject to the terms and conditions of the applicable Nxu option award agreement and incentive plan under which it was granted, and (iii) each Nxu restricted stock unit will be settled or forfeited in accordance with its terms, such that there shall be no outstanding Nxu restricted stock unit awards as of the First Merger Effective Time. The one share of Nxu’s Series B preferred stock, par value $0.0001 per share (“Nxu Series B preferred stock”) issued and outstanding immediately before the effectiveness of the proposed Amended and Restated Certificate of Incorporation of Nxu will be redeemed, or surrendered for no consideration, upon the Closing. Immediately after the Merger, assuming that Nxu’s aggregate enterprise value is approximately $16.2 million, pre-Merger Nxu stockholders and other pre-Merger Nxu equityholders (including the PIPE investors in the Private Placement referred to below) are expected to own approximately 5% of the outstanding shares of capital stock of the combined company and pre-Merger Verde stockholders, after taking into account the conversion of Verde’s outstanding warrants and convertible notes, are expected to own approximately 95% of the outstanding shares of capital stock of the combined company, in each case on a fully-diluted and as-converted basis. Nxu’s assumed aggregate enterprise value will be reduced by the excess of certain lease payments remaining unpaid at the Closing over Nxu’s cash balance at the Closing, and any such reduction will decrease the ownership percentage interest of pre-Merger Nxu stockholders in the combined company.

In connection with the Merger, Humanitario Capital, LLC (“Humanitario”), Verde’s largest stockholder, has agreed to enter into a voting trust agreement, pursuant to which, among other things, the trustee shall vote all shares of common stock of the combined company subject to the voting trust agreement in favor of any vote, consent or other action (subject to certain exceptions) in the same proportion as voted by public stockholders of the combined company that are not affiliates of the combined company with respect to such matter. Please see the section entitled “AGREEMENTS RELATED TO THE MERGER — Support Agreements — Verde Support Agreement” for more information. Following expiration of the voting trust agreement, assuming Humanitario still owns more than 50% of the combined company’s common stock, the combined company may in the future become a “controlled company” within the meaning of the applicable rules of the Nasdaq Stock Market (“Nasdaq”). Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and, as such, can elect to be exempt from certain corporate governance requirements. Though the combined company currently neither anticipates becoming a “controlled company,” nor taking advantage of any “controlled company” exemptions even if deemed to be a “controlled company,” if the combined company were to be deemed to be a “controlled company” and were to elect to be exempt from some or all of these corporate governance requirements, stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

On December 26, 2024, Nxu entered into a Securities Purchase Agreement (the “PIPE Securities Purchase Agreement”) with the purchasers named therein (the “PIPE Investors”), pursuant to which Nxu sold to the PIPE Investors (such transaction, the “Private Placement”) an aggregate of (i) 6,800,000 shares (the “Purchased Shares”) of Class A common stock, (ii) pre-funded warrants to purchase 5,200,000 shares of Class A common stock (the “Pre-Funded Warrants”), (iii) Series A warrants to purchase up to 6,000,000 shares of Class A common stock (the “Series A Warrants”), and (iv) Series B warrants to purchase a number of shares of Class A common stock (the “Series B Warrants” and together with the Pre-Funded Warrants and the Series A Warrants, the “PIPE Warrants”). The Purchased Shares, the PIPE Warrants and the shares of Nxu Class A common stock issuable upon exercise of the PIPE Warrants are collectively referred to herein as the “Securities.” The aggregate offering price for the Purchased Shares and the PIPE Warrants sold in the Private Placement was approximately $3.0 million. Please see “PROPOSAL NO. 10 — THE PIPE PROPOSAL — The Private Placement” for more information on the Private Placement. All dilution from the Private Placement, including dilution attributable to the PIPE Warrants and the shares of Nxu Class A common stock issuable upon exercise thereof, will be absorbed by pre-Merger Nxu stockholders. See the section entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER — Q: What equity stake will Nxu current stockholders hold in the combined company following the consummation of the Merger?”

Nxu Class A common stock is currently listed on the Nasdaq Capital Market under the symbol “NXU.” After the Merger, Nxu is expected to be renamed “Verde Bioresins, Corp.” and to trade under the symbol “VRDE.” On January 23, 2025, the last trading day before the date of the accompanying proxy statement/prospectus, the closing sale price of Nxu Class A common stock was $0.5533 per share.

Each of Nxu and Verde intend for the Merger to qualify as a reorganization for U.S. federal income tax purposes. Please see the section entitled “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER” for more information.

The Nxu special meeting is being held to obtain the stockholder approvals necessary to complete the Merger and related matters. As described in the accompanying proxy statement/prospectus, certain Verde stockholders (solely in their respective capacities as Verde stockholders) and certain Nxu stockholders (solely in their respective capacities as Nxu stockholders), are parties to support agreements with Verde and Nxu whereby such stockholders have agreed, subject to the effectiveness of the registration statement on Form S-4, to vote their shares in favor of the transactions contemplated therein, including, with respect to such Verde stockholders, adoption of the Merger Agreement and approval of the Merger and, with respect to such Nxu stockholders, to vote all of their Nxu common stock in favor of the Merger and the related proposal, subject to the terms of the support agreements. Following the effectiveness of the registration statement on Form S-4, of which the accompanying proxy statement/prospectus is a part, and pursuant to the Merger Agreement and the support agreements, Verde stockholders holding a sufficient number of shares of Verde capital stock to adopt the Merger Agreement and approve the Merger and related transactions are expected to execute written consents providing for such adoption and approval, subject to the terms and limitations set forth in the support agreements.

More information about Nxu, Verde, the Merger Agreement and the transactions contemplated thereby and the proposals being considered at the Nxu special meeting is contained in the accompanying proxy statement/prospectus. Nxu urges you to read the accompanying proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 15 OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

We look forward to the successful combination of Nxu and Verde.

Sincerely,

Mark Hanchett
Chief Executive Officer and Chairman of the Board of Directors
Nxu, Inc.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS OR THE SECURITIES TO BE ISSUED, PASSED UPON THE MERITS OR FAIRNESS OF THE MERGER OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated            , 2025 and is first being mailed to Nxu’s stockholders on or about            , 2025.

NXU, INC.
1828 N. Higley Road, Suite 116
Mesa, AZ 85205

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON

TO NXU STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the special meeting of stockholders (the “Nxu special meeting”) of Nxu, Inc. (“Nxu,” “we,” “our,” “us” or the “Company”) will be held exclusively via live webcast at 11:00 a.m. Eastern Time on February 11, 2025, unless postponed or adjourned to a later date. The Nxu special meeting will be held exclusively through a virtual format. Nxu stockholders will be able to attend and participate in the Nxu special meeting online by visiting www.virtualshareholdermeeting.com/NXU2024SM, where they will be able to listen to the meeting live, submit questions and vote.

At the Nxu special meeting, in connection with the Merger and as more fully described in the accompanying proxy statement/prospectus, you will vote on the following proposals:

•        Proposal No. 1 (the “Transaction Proposal”) to approve (i) the issuance of shares of Nxu common stock, which will represent more than 20% of the shares of Nxu common stock outstanding immediately prior to the Merger, to stockholders of Verde, pursuant to the terms of the Merger Agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, and (ii) the change of control of Nxu resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively.

•        Proposal Nos. 2 – 8 (collectively, the “Charter Proposals”), each presented and voted on separately as required by the Securities and Exchange Commission (the “SEC”) rules, to approve and adopt certain amendments to the Certificate of Incorporation of Nxu, as amended (the “Nxu Charter”). The full text of the proposed Amended and Restated Certificate of Incorporation of Nxu (the “Proposed A&R Charter”) reflecting each of the proposed amendments pursuant to the Charter Proposals is attached to the accompanying proxy statement/prospectus as Annex B.

•        Proposal No. 2 (the “Common Stock Declassification Proposal”) to eliminate the dual class structure of the Nxu common stock such that the Nxu Class A common stock will be re-designated as Nxu “common stock” and the Nxu Class B common stock will be cancelled.

•        Proposal No. 3 (the “Reverse Stock Split Proposal”) to effect a reverse stock split of Nxu’s issued and outstanding Class A common stock at a ratio of any whole number in the range of 1-for-5 to 1-for-20, inclusive, with the final ratio to be determined in the discretion of the Nxu board of directors and as agreed to by Verde at or prior to the closing of the Merger, or in the sole discretion of the Nxu board of directors if Proposal No. 1 is not approved (the “reverse stock split”).

•        Proposal No. 4 (the “Board Classification Proposal”) to classify the board of directors of Nxu.

•        Proposal No. 5 (the “Supermajority Stockholder Vote Proposal”) to require approval by at least two-thirds of the voting power of the shares of capital stock of Nxu that would then be entitled to vote in the election of directors at an annual meeting of stockholders in order to amend Article VI (Amendment of the Bylaws), Article VIII (Board of Directors), Article XI (Consent of Stockholders in Lieu of Meeting) and Article XII (Special Meeting of Stockholders) of the Nxu Charter, as amended by the Charter Proposals.

•        Proposal No. 6 (the “Director Removal Proposal”) to amend the Nxu Charter to permit the removal of a director only for cause by the affirmative vote of at least two-thirds of the voting power of the shares of capital stock of Nxu that would then be entitled to vote in an election of directors.

•        Proposal No. 7 (the “Officer Exculpation Proposal”) to extend the provisions limiting the personal liability of directors to Nxu or its stockholders for monetary damages for breach of fiduciary duties to include Nxu’s officers.

•        Proposal No. 8 (the “Miscellaneous Charter Proposal”) to (i) update provisions governing indemnification and advancement provisions in the Nxu Charter and (ii) change the combined company’s name to “Verde Bioresins, Corp.”

•        Proposal No. 9 (the “Equity Plan Proposal”) to approve the Verde Bioresins, Corp. 2025 Equity Incentive Plan, in the form attached to the accompanying proxy statement/prospectus as Annex C.

•        Proposal No. 10 (the “PIPE Proposal”) to approve, for purposes of complying with Nasdaq Listing Rule 5635(d), the issuance of the shares of Nxu Class A common stock issuable upon exercise of the Series A Warrants and Series B Warrants pursuant to the terms of the PIPE Securities Purchase Agreement.

•        Proposal No. 11 (the “Adjournment Proposal”), if necessary, to approve the adjournment of the Nxu special meeting to a later date or dates to permit further solicitation and vote of proxies in the event that there are insufficient votes for any of the above proposals.

Our Board of Directors recommends that you vote “FOR” each Proposal being submitted to a vote of the stockholders at the Nxu special meeting.

The Transaction Proposal (No. 1) requires the affirmative vote of the majority of the votes cast by the holders of all of the outstanding shares of the Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock present in person or represented by proxy at the Nxu special meeting. Abstentions and broker non-votes are not considered votes cast and will have no effect on this proposal.

The Common Stock Declassification Proposal (No. 2) requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class. In addition, this proposal requires the affirmative vote of the holders of at least two-thirds of the voting power of the Nxu Class B common stock, voting separately as a class. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” this proposal.

The Reverse Stock Split Proposal (No. 3) requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” this proposal.

The Board Classification Proposal (No. 4) requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” this proposal.

The Supermajority Stockholder Vote Proposal (No. 5) requires the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” this proposal.

The Director Removal Proposal (No. 6) requires the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” this proposal.

The Officer Exculpation Proposal (No. 7) requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” this proposal.

The Miscellaneous Charter Proposal (No. 8) requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” this proposal.

The Equity Plan Proposal (No. 9), the PIPE Proposal (No. 10) and the Adjournment Proposal (No. 11) each require the affirmative vote of the majority of the votes cast by the holders of all of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock present in person or represented by proxy at the Nxu special meeting. Abstentions and broker non-votes are not considered votes cast and will have no effect on these proposals.

If you hold shares beneficially in “street name” and do not provide your broker, bank or other nominee with voting instructions, your shares may constitute “broker non-votes.” Broker non-votes occur on a matter when a bank, broker or other nominee is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. These matters are referred to as “non-discretionary” or “non-routine” matters. Broker non-votes will not be counted for the purpose of determining the existence of a quorum. We do not expect brokers to have discretionary voting authority for any of the proposals being presented at the Nxu special meeting. Accordingly, broker non-votes will not be counted towards a quorum.

The Closing is conditioned on the approval of the Transaction Proposal, each of the Charter Proposals, and the Equity Plan Proposal (the “Required Proposals”). Except with respect to the Reverse Stock Split Proposal, each Required Proposal is conditioned on the approval of the other Required Proposals. The Reverse Stock Split Proposal and the Adjournment Proposal are not conditioned on the approval of any other proposal set forth in the accompanying proxy statement/prospectus.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals.

If you fail to return your proxy card or fail to submit your proxy, or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Nxu special meeting, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Nxu special meeting or in favor of any proposal. The presence in person or by proxy of the holders of at least one-third of the total voting power of the shares of capital stock of the Company and entitled to vote at the Nxu special meeting constitutes a quorum. In the absence of a quorum, the stockholders present in person or represented by proxy shall adjourn the meeting, without notice other than announcement at the Nxu special meeting, until a quorum shall be present or represented.

The obligations of Nxu and Verde to complete the Merger are subject to the satisfaction or waiver of several conditions. The accompanying proxy statement/prospectus contains detailed information about Nxu, Verde, the Nxu special meeting, the Merger Agreement, the Merger, and the various proposals.

Nxu is an “emerging growth company” and “smaller reporting company” within the meaning of the Securities Act of 1933, as amended, as modified by the Jumpstart Our Business Startups Act of 2012, and has elected to take advantage of certain reduced public company reporting requirements. See “SUMMARY OF THE PROXY STATEMENT/PROSPECTUS — Emerging Growth Company” and “SUMMARY OF THE PROXY STATEMENT/PROSPECTUS — Smaller Reporting Company.”

At the Nxu special meeting, Nxu stockholders shall also transact such other business as may properly come before the stockholders at the Nxu special meeting or any adjournment or postponement thereof.

In addition, we may not consummate the Merger if the Transaction Proposal, the Equity Plan Proposal, and each of the Charter Proposals, collectively being the Required Proposals, are not approved at the Nxu special meeting. The Reverse Stock Split Proposal, the PIPE Proposal and the Adjournment Proposal are not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the proposed Merger Agreement and related transactions and each of our proposals.

Only holders of record of Nxu’s Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock at the close of business on January 23, 2025 (the “Record Date”) are entitled to notice of the Nxu special meeting and to vote at the Nxu special meeting and any adjournments or postponements thereof. Each share of Nxu Class A common stock is entitled to one vote, each share of Nxu Class B common stock is entitled to ten votes, and the single share of Series B preferred stock is entitled to a number of votes equal to the total number of votes that could be cast by holders of the Nxu Class A common stock and Nxu Class B common stock. A complete list of Nxu’s stockholders of record entitled to vote at the Nxu special meeting will be available for inspection by stockholders at the Nxu special meeting by visiting www.virtualshareholdermeeting.com/NXU2025SM on the meeting day and time, entering your control number and joining the Nxu special meeting as a “Shareholder”, and for ten days before the Nxu special meeting at Nxu’s principal executive offices during regular business hours for any purpose germane to the Nxu special meeting.

Your vote is important. Whether or not you plan to attend the Nxu special meeting, Nxu requests that you sign and return the enclosed proxy or vote by mail or online to ensure that your shares will be represented at the Nxu special meeting if you are unable to virtually attend. You may change or revoke your proxy at any time before it is voted at the Nxu special meeting. If you hold your shares of Nxu common stock in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Nxu special meeting.

NXU’S BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED AND BELIEVES THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS FAIR TO, IN THE BEST INTERESTS OF, AND ADVISABLE TO NXU AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. NXU’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT NXU STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting of Stockholders to be Held on February 11, 2025: The joint proxy statement/prospectus is available at www.virtualshareholdermeeting.com/NXU2025SM.

By Order of the Board of Directors,
By:	/s/ Mark Hanchett
Name:	Mark Hanchett
Title:	Chief Executive Officer and Chairman of the Board of Directors of Nxu, Inc.
Date:

ABOUT THIS PROXY/REGISTRATION STATEMENT/PROSPECTUS

Unless stated otherwise: all references in this proxy statement/prospectus to “we,” “us,” “Nxu,” or the “Company” refer to Nxu, Inc., a Delaware corporation; all references in this proxy statement/prospectus to “Verde” refer to Verde Bioresins, Inc., a Delaware corporation; all references to “Merger Sub I” refer to Nxu Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Nxu formed for the sole purpose of effecting the First Merger; all references to “Merger Sub II” refer to Nxu Merger Sub, LLC, a Delaware limited liability company formed for the sole purpose of effecting the Second Merger; all references to “Merger Subs” refer collectively to Merger Sub I and Merger Sub II; all references to the “Merger Agreement” refer to the Agreement and Plan of Merger, dated as of October 23, 2024, by and among Nxu, Verde, Merger Sub I and Merger Sub II, a copy of which is included as Annex A to this proxy statement/prospectus.

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Nxu, constitutes a prospectus of Nxu under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Nxu common stock to be issued to Verde stockholders pursuant to the Merger. This proxy statement/prospectus also constitutes a proxy statement/prospectus for Nxu under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It also constitutes a notice of meeting with respect to the Nxu special meeting, at which Nxu stockholders will be asked to consider and vote on, among other things, a proposal to approve the issuance of shares of Nxu common stock pursuant to the Merger Agreement.

You should rely only on the information contained in this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in this proxy statement/prospectus. This proxy statement/prospectus is dated          . You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date, unless the information specifically indicates that another date applies. Neither our mailing of this proxy statement/prospectus to Nxu stockholders nor the issuance by Nxu of shares of common stock pursuant to the Merger will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this proxy statement/prospectus regarding Nxu has been provided by Nxu and information contained in this proxy statement/prospectus regarding Verde has been provided by Verde.

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CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus includes or incorporates forward-looking statements within the meaning of the federal securities laws regarding, among other things, Nxu, Verde, the Merger, the combined company and the other proposed transactions contemplated thereby, and the following:

•        the expected benefits of, and potential value created by, the Merger for the Nxu stockholders and Verde stockholders;

•        the likelihood of the satisfaction of certain conditions to the completion of the Merger and whether and when the Merger will be completed;

•        any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans;

•        any statements concerning the attraction and retention of highly qualified personnel;

•        any statements concerning the ability to protect and enhance the combined company’s businesses;

•        any statements concerning developments and projections relating to the combined company’s competitors or industry;

•        any statements concerning the combined company’s projected financial performance;

•        any statements regarding expectations concerning Nxu’s or Verde’s relationships and actions with third parties; and

•        future regulatory, judicial and legislative changes in Nxu’s or Verde’s industry.

These forward-looking statements are based on current expectations and beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. These forward-looking statements should not be relied upon as predictions of future events as Nxu and Verde cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “would,” “could,” “seeks,” “intends,” “plans,” “pro forma,” “estimates” or “anticipates” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The events and circumstances reflected in forward-looking statements may not be achieved or occur and actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: any statements regarding the strategies, prospects, plans, expectations or objectives of management of Nxu or Verde for future operations of the combined company; the progress, scope or timing of the development of the combined company’s product; the benefits that may be derived from any future products or the commercial or market opportunity with respect to any future products of the combined company; the ability of the combined company to protect its intellectual property rights; the anticipated operations, financial position, ability to raise capital to fund operations, revenues, costs or expenses of Nxu, Verde or the combined company; statements regarding future economic conditions or performance, statements of belief and any statement of assumptions underlying any of the foregoing. Forward-looking statements may also include any statements regarding the approval and the Closing, including the timing of the consummation of the Merger, Nxu’s ability to solicit a sufficient number of proxies to approve the proposals, satisfaction of conditions to the completion of the Merger, the expected benefits of the Merger, the ability of Nxu and Verde to complete the Merger and any statement of assumptions underlying any of the foregoing.

The foregoing risks should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere. Nxu and Verde can give no assurance that the conditions to the Merger will be satisfied. For further discussion of the factors that may cause Nxu, Verde or the combined company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risks associated with the ability of Nxu and Verde to complete the Merger and the effect of the Merger on the business of Nxu, Verde and the combined company, see the section titled “RISK FACTORS” beginning on page 15 of this proxy statement/prospectus.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Nxu. See the section entitled “WHERE YOU CAN FIND MORE INFORMATION” on page 295 of this proxy statement/prospectus.

Certain financial projections of Verde were prepared and delivered to Nxu and its financial advisor in connection with the Merger Agreement (the “Verde Projections”). The Verde Projections should not be viewed as public guidance. The Verde Projections were not prepared with a view toward public disclosure or complying with the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. None of Verde’s independent registered public accounting firm, Nxu’s independent registered accounting firm or any other independent auditors have compiled, examined, or performed any procedures with respect to the Verde Projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability. Verde and Nxu’s independent auditors assume no responsibility for, and disclaim any association with, the Verde Projections. Nonetheless, the Verde Projections included in this proxy statement/prospectus are included because they were made available to the Nxu board of directors and Nxu’s financial advisor in connection with their review of the Merger Agreement and related transactions. No aspect of the Verde Projections is included in this proxy statement/prospectus in order to induce any Nxu stockholders to vote in favor of any of the Proposals at the Nxu special meeting.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the actual results of operations of Nxu, Verde, or the combined company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus are current only as of the date of this proxy statement/prospectus. Nxu and Verde do not undertake any obligation to (and expressly disclaim any such obligation to) publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made or to reflect the occurrence of unanticipated events or any new information that becomes available in the future.

Before you grant your proxy or instruct how your vote should be cast or you vote on the proposals set forth herein, you should be aware that the occurrence of the events described in the section entitled “RISK FACTORS” and elsewhere in this proxy statement/prospectus may adversely affect Nxu and Verde.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus but does not contain all of the information that is important to you. To better understand the Merger and the proposals to be considered at the Nxu special meeting, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement and the other annexes to which you are referred in this proxy statement/prospectus. Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split or the Private Placement.

Parties to the Merger

Nxu, Inc.

Nxu, Inc. (“Nxu”) is a US-based technology company leveraging its intellectual property and innovations to support energy storage and charging solutions for the infrastructure needed to power an electrified future. Nxu historically focused on building megawatt (“MW”) charging stations and developing innovative battery cells and battery packs for use in advanced energy storage systems and mobility products.

Following a shift in focus in the latter half of 2023, Nxu continued developing and producing its NxuOne™ megawatt charging station in its Mesa, Arizona facility. As of March 31, 2024, Nxu successfully launched its first charging station and produced multiple production units ready for deployment. Production costs, including costs of materials and labor, reduced with each unit produced, as Nxu focused on scale and efficiency. Nxu started the second quarter of 2024 centered on developing plans for charging station deployment, continued scaled production of its NxuOne™ megawatt charging station, and initial design of future charging products.

On May 10, 2024, Nxu announced its intention to evaluate strategic alternatives, with the Strategic Planning Committee of its board of directors (the “Strategic Planning Committee”) leading such evaluation with outside assistance from advisors. As Nxu conducted its strategic alternative review process, Nxu focused on reducing costs to maximize the strength of its balance sheet and reduce its use of cash. On May 10, 2024, Nxu significantly reduced its headcount across Product, Engineering, Manufacturing, and General & Administrative functions as a cost saving measure, as Nxu successfully pursued avenues for a business combination with limited access to continued capital funding.

Nxu’s mailing address is 1828 N. Higley Rd., Suite 116, Mesa, Arizona 85205 and Nxu’s telephone number is (602) 309-5425. Nxu’s website is www.nxuenergy.com. There you can find information about Nxu as well as its annual, periodic, current and other reports Nxu files with the SEC. Nxu’s website and the information contained on, or that can be accessed through, its website is not deemed to be incorporated by reference in, and is not part of, this proxy statement/prospectus. The SEC also maintains a website at www.sec.gov where Nxu’s public filings can be found.

Nxu’s existing business, operations and financial condition are described below in this proxy statement/prospectus under the headings “INFORMATION ABOUT NXU” and “NXU’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.”

Nxu’s Class A common stock is listed on the Nasdaq Capital Market under the ticker symbol “NXU”. Upon the Closing, Nxu is expected to change its name to “Verde Bioresins, Corp.” The parties will apply to continue the listing of Nxu’s common stock on the Nasdaq Capital Market under the symbol “VRDE” upon the Closing.

Verde Bioresins, Inc.

Verde Bioresins, Inc. (“Verde”) specializes in the development and manufacturing of its proprietary brand of bioresin products known as PolyEarthylene®. PolyEarthylene is a renewable and sustainable, highly scalable and economically feasible, plant based resin that is flexible, temperature tolerant, capable of supporting production of durable goods and single-use items such as packaging and food-service items, and designed specifically for a “drop-in” method with existing plastic manufacturing equipment. In addition, PolyEarthylene is generally curbside and industrial recyclable and landfill biodegradable. Verde believes that PolyEarthylene is one of the best available scalable and durable biobased, biodegradable alternatives to traditional petroleum-based plastics, with the potential to allow for accelerated landfill biodegradation and recyclability without losing optimal properties attributed to traditional petroleum-based plastics, such as strength, temperature tolerance, stable shelf life, and a high processing range. Verde has based this belief on a number of factors, including, Verde’s own assessment based on work performed by Verde’s polymer chemistry and chemical and mechanical engineering staff in analyzing Verde’s products and available competitive products, as well as existing and prospective customer perception, adoption and testimonials. Verde’s mission is to achieve widespread commercial adoption of PolyEarthylene, allowing for the elimination of harmful, toxic and permanent plastic waste in the environment.

Verde has developed an extensive intellectual property portfolio in the form of trade secrets, knowhow and trademarks. Verde’s proprietary technology converts sustainable plant-based materials into a portfolio of PolyEarthylene resins, each tailored to a set of specific performance attributes. Verde’s research and development team can match the characteristics of PolyEarthylene to the physical and mechanical properties of traditional petroleum-based plastics to create products according to Verde’s existing and prospective customers’ injection molding, blow molding, blown film and thermoform specifications. Furthermore, Verde’s PolyEarthylene resins can be successfully homogenized with Post-Consumer Recycled (“PCR”) polymers or made electrostatic dissipative up to 10^9th based on Verde’s existing and prospective customers’ needs.

For the nine months ended September 30, 2024 and 2023, Verde’s net loss was $8.2 million and $8.5 million, respectively, and for the year ended December 31, 2023, Verde’s net loss was $12.1 million. As of September 30, 2024, Verde’s accumulated deficit was $34.6 million. Prior to April 2023, Verde had not realized any revenue from product sales since its inception in March 2020. Verde began generating revenue from product sales in April 2023, all of which have been attributable to sales of PolyEarthylene in connection with direct sales and distribution of PolyEarthylene, including in connection with Verde’s distribution partnership with Vinmar Polymers America, LLC (“Vinmar”). For more information about Verde, see the sections entitled “VERDE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” and “INFORMATION ABOUT VERDE.”

Verde’s principal office is located at 1431 East Orangethorpe Avenue, Fullerton, California 92831, and its telephone number is (310) 219-6300. Verde’s corporate website address is www.verdebioserins.com. Verde’s website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement/prospectus.

The Merger Subs

Each Merger Sub is a direct, wholly owned subsidiary of Nxu and was formed solely for the purpose of carrying out the Merger. The principal executive office of each Merger Sub is located at 1828 N Higley Rd., Suite 116, Mesa, Arizona 85205 and the telephone number of each Merger Sub is (602) 309-5425.

The Merger (see page 102)

If the Merger is completed, Merger Sub I will merge with and into Verde (the “First Merger”), with Verde surviving the First Merger and continuing as a wholly-owned subsidiary of Nxu. Promptly following the effective time of the First Merger (the “First Merger Effective Time”), and as part of an integrated plan with the First Merger, Verde shall merge, with and into Merger Sub II (the “Second Merger”, and together with the First Merger, the “Merger”), whereupon the separate corporate existence of Verde shall cease, and Merger Sub II shall be the final surviving entity of the Merger as a wholly-owned subsidiary of Nxu.

Nxu’s Reasons for the Merger (see page 104)

In the course of reaching its decision to approve the Merger, the Nxu board of directors held numerous meetings, consulted with Nxu’s senior management, legal counsel and financial advisors, and reviewed and assessed a significant amount of information. In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the Nxu board of directors took into account information presented to it during the process and considered a number of factors that it viewed as supporting its decision to approve the Merger Agreement. For a discussion of the factors that the Nxu board of directors considered, see the section entitled “THE MERGER — Nxu’s Reasons for the Merger.”

Verde’s Reasons for the Merger (see page 106)

In connection with reaching its decision to enter into the Merger Agreement, the Verde board of directors considered a wide variety of factors. Ultimately, the Verde board of directors concluded that a merger with Nxu was the best available option to support the advancement of Verde’s business and growth objectives and provide it with future access to the public capital markets. The Verde board of directors also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement. For a discussion of the factors that the Verde board of directors considered, see the section entitled “THE MERGER — Verde’s Reasons for the Merger.”

Opinion of Nxu’s Financial Advisor (see page 108)

Nxu has engaged Lake Street Capital Markets, LLC (“Lake Street”) to deliver an opinion in connection with the Merger as to the fairness, from a financial point of view, to Nxu of the Verde Enterprise Value (as defined below) used for the Closing Merger Consideration (as defined below). At a meeting of the Nxu board of directors held on October 19, 2024, Lake Street reviewed with the Nxu board of directors Lake Street’s financial analysis of the Verde Enterprise Value and delivered an oral opinion, confirmed by delivery of a written opinion dated October 19, 2024, to the Nxu board of directors to the effect that, based on and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Lake Street as set forth in such opinion, as of October 19, 2024, the Verde Enterprise Value used for the Closing Merger Consideration was fair, from a financial point of view, to Nxu. For purposes of Lake Street’s financial analyses and opinion, the term “Verde Enterprise Value” refers to $306,937,395 ascribed to Verde pursuant to the Merger Agreement and “Closing Merger Consideration” refers to the right to receive the number of shares of duly authorized, validly issued, fully paid and nonassessable shares of Nxu common stock equal to an exchange ratio.

The full text of Lake Street’s written opinion, dated October 19, 2024, which sets forth, among other things, the assumptions made, matters considered and qualifications and any limitations on the opinion and the review undertaken by Lake Street in connection with rendering its opinion, is attached to this proxy statement/prospectus as Annex D and is incorporated by reference herein. Stockholders of Nxu are urged to read the entire opinion carefully and in its entirety to learn about the assumptions made, procedures followed, matters considered and limits on the scope of the review undertaken by Lake Street in rendering its opinion. The analysis performed by Lake Street should be viewed in its entirety; none of the methods of analysis should be viewed in isolation when reaching a conclusion on whether the consideration was fair. The opinion addresses only the fairness of the Verde Enterprise Value used for the Closing Merger Consideration, from a financial point of view, to Nxu, as of the date of the opinion, and does not address Nxu’s underlying business decision to proceed with or effect the Merger or the likelihood of consummation of the Merger. Lake Street’s opinion was directed to the Nxu board of directors in connection with its consideration of the Merger and was not intended to be, and does not constitute, a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger or any other matter.

Interests of Nxu’s Directors and Executive Officers in the Merger (see page 118)

In considering the recommendation of the Nxu board of directors with respect to issuing shares of Nxu common stock in the Merger and the other matters to be acted upon by the Nxu stockholders at the Nxu special meeting, the Nxu stockholders should be aware that Nxu’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Nxu’s stockholders generally. These interests may present with actual or potential conflicts of interest. These interests include the following:

•        under the terms of their employment agreements (which, in the case of Nxu’s Chief Executive Officer, Mark Hanchett, and Nxu’s President, Annie Pratt, were amended in connection with the signing of the Merger Agreement and in the case of Nxu’s Chief Financial Officer, Sarah Wyant, was entered into in connection with the signing of the Merger Agreement), each of Mr. Hanchett, Ms. Pratt and Ms. Wyant (collectively, the “Nxu Executives”), are entitled to a financing bonus not to exceed an aggregate amount equal to six months of such executive’s annual base salary as of the Closing in the event that, after the Closing, the combined company raises at least $5 million during 2025 through the sale of the combined company’s equity securities to one or more third parties unaffiliated with either Nxu or Verde, provided that such Nxu Executive is employed by Nxu on the Closing and provided such Nxu Executive executes a general release of claims in connection with any termination of employment (the “Financing Bonus”). Further, under the current terms of Nxu’s employment agreements with each of the Nxu Executives, following the signing of the Merger Agreement, subject to certain conditions, Nxu has agreed to deliver to the Nxu Executives their previously granted Nxu restricted stock units (“Nxu RSUs”), totaling 5,367,874. Nxu RSUs in the aggregate, in installments in such amounts as Nxu determines may be delivered to the Nxu Executives without jeopardizing Nxu’s ability to continue as a going concern;

•        under board of directors agreements (the “Board of Directors Agreements”) with each of Jessica Billingsley and Britt Ide (the “Independent Directors”), each Independent Director (i) will receive a $15,000 per quarter cash stipend and (ii) has been granted 591,715 Nxu RSUs subject to quarterly vesting, under the Nxu, Inc. Amended and Restated 2023 Omnibus Incentive Plan (the “Amended 2023 Omnibus Plan”). Further, following the signing of the Merger Agreement, Nxu has agreed to deliver Nxu RSUs, totaling 411,886 Nxu RSUs in the aggregate, to the Independent Directors as consideration for their prior service as members of the Nxu board of directors, and such Nxu RSUs will be delivered in installments in such amounts as Nxu determines may be delivered to the Independent Directors without jeopardizing Nxu’s ability to continue as a going concern;

•        Mr. Hanchett is the holder of the single share of Series B preferred stock issued and outstanding and has entered into a Voting Agreement and Irrevocable Proxy (the “Series B Voting Agreement”) with Nxu, pursuant to which Mr. Hanchett has agreed to, subject to specified exceptions, (i) cast all of the votes to which he is entitled by reason of holding Nxu Series B preferred stock “for” or “against” (as applicable) a special action subject to the votes cast by the holders of Nxu Class A common stock and Nxu Class B common stock; and (ii) irrevocably grant each director of Nxu as Mr. Hanchett’s proxy and attorney-in-fact to vote the Nxu Series B preferred stock on behalf of him if he fails at any time to vote as required in the Series B Voting Agreement;

•        Ms. Billingsley is currently a director of Nxu and is anticipated to continue as a director of the combined company after the First Merger Effective Time. Following the First Merger Effective Time, it is expected that the combined company will provide compensation to non-employee directors pursuant to a new non-employee director program that is expected to become effective as of the Closing;

•        under the Merger Agreement, Nxu’s directors and executive officers are entitled to continued indemnification, expense advancement and insurance coverage; and

•        as of December 31, 2024, Nxu’s directors, executive officers and their respective affiliates beneficially owned, in the aggregate, approximately 1.7% of the shares of Nxu Class A common stock, excluding any shares of Nxu Class A common stock issuable upon exercise or settlement of stock options or Nxu RSUs held by such individuals and shares of Nxu Class A common stock issuable upon exercise of the PIPE Warrants.

The Nxu board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the Nxu stockholders approve the proposals to be presented to the Nxu stockholders for consideration (the “Proposals”) at the Nxu special meeting as contemplated by this proxy statement/prospectus.

Interests of Verde’s Directors and Executive Officers in the Merger (see page 122)

In considering the recommendation of the Verde board of directors with respect to approving the Merger, stockholders should be aware that Verde’s board of directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Verde stockholders. These interests may present them with actual or potential conflicts of interest. These interests include, but are not limited to, the following:

•        Verde’s directors, executive officers and their respective affiliates own, in the aggregate, approximately 12.33% of the outstanding shares of Verde capital stock;

•        Verde’s directors and current executive officers are expected to become directors and executive officers of the combined company upon the Closing; and

•        each of Verde’s directors and executive officers are entitled to certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement.

The Verde board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend, that Verde stockholders sign and return the written consent as contemplated by this proxy statement/prospectus.

The Merger Agreement (see page 132)

Merger Consideration (see page 133)

In accordance with the terms and subject to the conditions of the Merger Agreement, at the Closing, each share of Verde common stock issued and outstanding immediately prior to the First Merger, shall, without any action on the part of the holder thereof, be converted into the right to receive the number of shares of duly authorized, validly issued, fully paid and nonassessable shares of Nxu common stock equal to the exchange ratio as described in more detail in the section entitled “THE MERGER AGREEMENT — Merger Consideration” beginning on page 133 of this proxy statement/prospectus.

Treatment of Verde Options, Verde Notes, and Verde Warrants

Options

Under the terms of the Merger Agreement, each Verde option, whether vested or unvested, that is then outstanding and unexercised, will be assumed by combined company and converted, as of the First Merger Effective Time, into an option to purchase a number of shares of combined company common stock that is equal to (A) the number of shares of Verde common stock that were subject to such Verde option as of immediately prior to the First Merger Effective Time multiplied by (B) the exchange ratio, rounded down to the nearest whole share. Each assumed option will continue to be subject to the same terms and conditions (including with respect to the exercise price and any vesting or forfeiture and exercise provisions) that applied to the Verde option. The combined company will assume Verde’s 2020 Stock Incentive Plan (the “Verde Plan”) solely to govern and administer the assumed options.

Notes and Warrants

Under the terms of the Merger Agreement, all convertible notes of Verde (the “Verde Notes”) shall be converted into common stock of Verde (and any securities under such Verde Notes shall be released), and all outstanding and unexercised warrants to purchase shares of Verde common stock shall be exercised for Verde common stock, in each case, in accordance with their terms.

Treatment of Nxu Common and Preferred Stock, Nxu Options, Nxu RSUs and Nxu Warrants

Common and Preferred Stock

Each share of Nxu common stock issued and outstanding at the time of the Merger will remain issued and outstanding, and, subject to the proposed reverse stock split and any extension to the expiration time provided for in connection with the Merger, will be unaffected by the Merger.

The one share of Nxu Series B preferred stock issued and outstanding immediately before the effectiveness of the Proposed A&R Charter will be redeemed, or surrendered for no consideration, upon the Closing.

Options

Under the terms of the Merger Agreement, each Nxu option that has an exercise price that is greater than the closing price of Nxu Class A common stock on the trading day immediately preceding the date of the Closing (the “Closing Date”) will be surrendered or cancelled for no consideration in accordance with the terms of (1) the Amended 2023 Omnibus Plan, as amended from time to time, (2) the Atlis Motor Vehicles, Inc. Employee Stock Option Plan, effective as of April 27, 2022 and amended from time to time (together with any predecessor plan) and (3) the Atlis Motor Vehicles, Inc. Non-Employee Stock Option Plan, effective as of April 27, 2022 and amended from time to time (together with any predecessor plan) (collectively, the “Nxu Plans”), immediately prior to the First Merger Effective Time. Each other Nxu option shall remain outstanding and shall remain exercisable subject to the terms and conditions of the Nxu option award and the Nxu Plan under which it was granted.

RSUs

Under the terms of the Merger Agreement, each Nxu RSU will be settled or forfeited in accordance with its terms, such that there shall be no outstanding Nxu RSUs (or obligations to deliver shares of Nxu common stock with respect to previously outstanding and vested Nxu RSUs) as of the First Merger Effective Time. The Nxu board of directors and the Nxu Executives previously agreed to extend the vesting dates for Nxu RSUs previously granted to such executives until January 31, 2025 (the “Delayed Vesting”). Pursuant to the Employment Agreement Amendments and the Wyant Employment Agreement (each as defined in the section entitled “THE MERGER — Amendments to Equity Awards under the Employment Agreement Amendments and the Wyant Employment Agreement”) with the Nxu Executives, following the signing of the Merger Agreement, Nxu agreed to deliver such Nxu RSUs to the Nxu Executives in installments in such amounts as Nxu determines may be delivered to the Nxu Executives without jeopardizing Nxu’s ability to continue as a going concern. Such Nxu RSUs will be delivered until the earlier of (a) the date all Nxu RSUs subject to Delayed Vesting have been delivered to the Nxu Executive or (b) the date that is no later than five business days prior to the Closing (such earlier date, the “Cut-Off Date”). Any Nxu RSUs that have not been delivered to the Nxu Executives as of the Cut-Off Date will be forfeited for no consideration. No Nxu RSUs will be settled if such settlement would cause the Nxu Executive to be subject to excise taxes imposed by Section 4999 of the Code, provided that, at Nxu’s and the Nxu Executive’s request, Verde may consider permitting such Nxu RSUs to be settled upon receipt of satisfactory evidence, in the sole discretion of Verde’s counsel, that the Nxu Executive has remitted to an escrow account established by Nxu the amount necessary to satisfy Nxu’s tax withholding obligations under Section 4999 of the Code upon the Closing.

Similarly, pursuant to the Board of Directors Agreements with the Independent Directors and a restricted stock unit award agreement with Caryn Nightengale, Nxu’s former director (each agreement as defined in the section entitled “THE MERGER — Non-Employee Director Compensation”), following the signing of the Merger Agreement, Nxu agreed to deliver Nxu RSUs to the Independent Directors and Ms. Nightengale that were granted as consideration for their prior service as members of the Nxu board of directors (the “Director Delayed RSUs”). Such Director Delayed RSUs will be delivered in installments in such amounts as Nxu determines may be delivered to the Independent Directors and Ms. Nightengale without jeopardizing Nxu’s ability to continue as a going concern. Such Director Delayed RSUs will be delivered until the Cut-Off Date. Any Director Delayed RSUs that have not been delivered to the individuals as of the Cut-Off Date will be forfeited for no consideration.

For additional information, see “THE MERGER — Amendments to Equity Awards under the Employment Agreement Amendments and the Wyant Employment Agreement” and “— Non-Employee Director Compensation” beginning on page 122 of this proxy statement/prospectus.

Warrants

All outstanding and unexercised warrants to purchase Nxu Class A common stock (the “Nxu Warrants”) as of the First Merger Effective Time (and which will not include any PIPE Warrants, all of which will be automatically exercised concurrently with the Merger to the extent not previously exercised) will remain in effect pursuant to their terms and will be unaffected by the Merger. Each Nxu warrantholder will have the option to exercise any such Nxu Warrant and receive, for each warrant share that would have been issuable upon such exercise immediately prior to Closing, the same number of shares of Nxu common stock. If such Nxu warrantholder chooses not to exercise any such Nxu Warrant, the Nxu warrantholder will continue to hold onto the Nxu Warrant and it will remain outstanding. Pre-Merger Nxu stockholders’ ownership of approximately 5% of the combined company (on a fully-diluted and as-converted basis) assumes that all the Nxu Warrants will have been exercised prior to Closing. Accordingly, the pre-Merger Nxu stockholders’ ownership of approximately 5% ownership of the combined company will be reduced both to the extent any such outstanding warrants remain outstanding post-Merger and as a result of the automatic exercise concurrently with the Merger of any then remaining unexercised PIPE Warrants.

Conditions to the Completion of the Merger (see page 138)

To complete the Merger, Nxu stockholders must approve Proposal Nos. 1 – 9, and Verde stockholders must adopt the Merger Agreement and approve the Merger and the related transactions contemplated by the Merger Agreement. Additionally, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

Exclusivity (see page 141)

The Merger Agreement contains non-solicitation and exclusivity provisions prohibiting Verde and Nxu from inquiring about or seeking a competing transaction. Each of Nxu and Verde have agreed not to, subject to certain exceptions, and to use their reasonable best efforts to cause any of their respective representatives not to, directly or indirectly:

•        initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or which is otherwise intended or is reasonably likely to result in or lead to, any Competing Proposal or Acquisition Proposal (each as defined in the section of this proxy statement/prospectus entitled “THE MERGER AGREEMENT — Exclusivity”);

•        engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any third party relating to any proposal, offer, inquiry or request for information that constitutes, or which is otherwise intended or is reasonably likely to result in or lead to, a Competing Proposal or Acquisition Proposal;

•        approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Competing Proposal or Acquisition Proposal; or

•        execute or enter into, any letter of intent, memorandum of understanding, agreement in principal, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Competing Proposal or Acquisition Proposal.

Board Recommendation Change (see page 143)

Verde and Nxu agreed (and, with respect to Verde, subject to specified exceptions described in the Merger Agreement and in the section of this proxy statement/prospectus entitled “THE MERGER AGREEMENT — Board Recommendation Change” beginning on page 143) that their boards of directors may not take any of the following actions:

•        withhold, amend, withdraw or modify (or publicly propose to withhold, amend, withdraw or modify) the recommendation of their boards of directors in a manner adverse to the other party;

•        resolve, or have any committee of their boards of directors resolve, to withdraw or modify their recommendation in a manner adverse to the other party; or

•        adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal.

Termination of the Merger Agreement (see page 140)

Either Nxu or Verde may terminate the Merger Agreement under certain circumstances, which would prevent the Merger from being consummated.

Termination Fee (see page 140)

If in certain instances, Nxu or Verde terminate the Merger Agreement, Verde shall pay to Nxu a termination fee of $1,000,000.

Support Agreements (see page 146)

Verde Support Agreement (see page 146)

On October 23, 2024, Humanitario Capital LLC (“Humanitario”), a stockholder of Verde holding shares representing the requisite votes necessary to approve the Merger, entered into a Support Agreement with Nxu and Verde (the “Verde Support Agreement”), pursuant to which Humanitario agreed to (a) from the date of the Verde Support Agreement to the earlier to occur of the (i) First Merger Effective Time, and (ii) such time as the Merger Agreement shall be terminated in accordance with its terms (the “Support Expiration Time”), vote at any meeting or pursuant to any action by written consent of the stockholders of Verde all shares of Verde common stock held of record or thereafter acquired by Humanitario: (i) to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger and (ii) against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Verde (other than the Merger Agreement and the transactions contemplated thereby, including the Merger); (b) be bound by certain transfer restrictions with respect to such securities, prior to the Closing; and (c) be bound by certain other covenants and agreements related to the Merger, in each case, on the terms and subject to the conditions set forth in the Verde Support Agreement.

Humanitario also agreed to enter into a Voting Trust Agreement with respect to shares of common stock of the combined company (the “Voting Trust Agreement”) with an independent trustee (the “Voting Trustee”) within ten (10) business days after this registration statement is declared effective under the Securities Act. Pursuant to the Voting Trust Agreement, Humanitario will transfer and assign to the Voting Trustee all of the shares of common stock of the combined company received or to be received by Humanitario pursuant to the terms of the Merger Agreement (the “Closing Shares”), effective as of the First Merger Effective Time. Following the Closing, the Voting Trustee will vote all shares of common stock subject to the Voting Trust Agreement in favor of any vote, consent or other action (subject to certain exceptions) in the same proportion as voted by public stockholders of the combined company that are not affiliates of the combined company with respect to such matter.

Nxu Support Agreement (see page 147)

Concurrently with the execution of the Merger Agreement, Nxu entered into a Support Agreement (the “Nxu Support Agreement”) with Verde, Mr. Hanchett and Ms. Pratt (collectively, the “Support Stockholders”) pursuant to which the Support Stockholders agreed to, among other things, (a) from the date of the Nxu Support Agreement to the Support Expiration Time, vote at any meeting or pursuant to any action of written resolution of the stockholders of Nxu all of their Nxu common stock, held of record or thereafter acquired: (i) in favor of the Merger and the other proposals to be presented to the Nxu stockholders for consideration at the Nxu special meeting and (ii) against any competing acquisition proposal; and (b) be bound by certain other covenants and agreements related to the Merger, in each case, on the terms and subject to the conditions set forth in the Nxu Support Agreement.

Registration Rights Agreement (see page 147)

At the Closing, the combined company and Humanitario intend to, and other certain stockholders of Verde may, enter into a Registration Rights Agreement, pursuant to which, among other things, Humanitario and the other stockholders party thereto will be granted certain registration rights, on the terms and subject to the conditions therein.

Verde Lock-up Agreements (see page 148)

Prior to the Closing, Verde shall use reasonable efforts to procure that Humanitario and each other Verde stockholder with greater than five percent (5%) ownership in Verde, if any, enters into the Form of Verde Lock-Up Agreement, pursuant to which such Verde stockholder agrees that it shall not, and shall cause any of its permitted transferees not to, (a) transfer any Nxu common stock received by such stockholder at the Closing pursuant to the Merger Agreement (the “Lock-Up Shares”) during the period beginning on the Closing Date and ending one hundred eighty (180) days thereafter (the “Initial Lock-Up Period”); and (b) transfer any Lock-Up Shares representing more than five percent (5%) of the aggregate Lock-Up Shares held by such Verde stockholder in any calendar month during the twenty-four month period following the Initial Lock-Up Period, in each case, subject to certain exceptions.

Series B Preferred Voting Agreement (see page 148)

Concurrently with the execution of the Merger Agreement, Nxu entered into the Series B Voting Agreement with Mr. Hanchett, related to which Nxu has issued the sole share of Series B preferred stock to Mr. Hanchett, and, in exchange, Mr. Hanchett has agreed to, subject to specified exceptions, (i) cast all of the votes to which he is entitled by reason of holding the Series B preferred stock “for” or “against” (as applicable) a special action subject to the votes cast by the holders of Nxu Class A common stock and Nxu Class B common stock of; and (ii) irrevocably grant each director of Nxu as Mr. Hanchett’s proxy and attorney-in-fact to vote the Series B preferred stock on behalf of Mr. Hanchett if he fails at any time to vote as required in the Series B Voting Agreement.

Management of the Combined Company Following the Merger (see page 228)

Effective as of the Closing, the combined company’s executive officers are expected to be members of the Verde executive management team prior to the Merger, including:

Name	Title
Joseph Paolucci	Chief Executive Officer
Brian Gordon	President and Chief Operating Officer and Director

Material U.S. Federal Income Tax Consequences of the Merger (see page 149)

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Assuming the Merger constitutes a reorganization, subject to the qualifications and limitations set forth in the section entitled “MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER,” a Verde stockholder will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of shares of Nxu common stock in exchange for shares of Verde capital stock in the Merger.

If the Merger does not qualify as a “reorganization” within the meaning of Section 368(a) of the Code, then each Verde U.S. holder would recognize gain or loss upon the exchange of shares of Verde capital stock for Nxu common stock in the Merger equal to the difference between (x) the fair market value of the shares of Nxu common stock received in exchange for the shares of Verde capital stock and (y) such U.S. holder’s adjusted tax basis in the shares of Verde capital stock surrendered.

Since the Nxu stockholders will not sell, exchange or dispose of any shares of Nxu common stock as a result of the Merger, there will be no material U.S. federal income tax consequences to Nxu stockholders as a result of the Merger.

See the section entitled “THE MERGER — Material U.S. Federal Income Tax Consequences of the Merger” for a more complete description of the material U.S. federal income tax consequences of the Merger to U.S. holders of Verde capital stock.

The Private Placement

On December 26, 2024, Nxu entered into the PIPE Securities Purchase Agreement, pursuant to which Nxu sold to the PIPE Investors an aggregate of (i) the 6,800,000 Purchased Shares of Nxu Class A common stock, (ii) the Pre-Funded Warrants to purchase 5,200,000 shares of Nxu Class A common stock, (iii) the Series A Warrants to purchase up to 6,000,000 shares of Nxu Class A common stock, and (iv) the Series B Warrants to purchase a number of shares of Nxu Class A common stock to be determined on the Reset Date (as defined below) in accordance with the terms of the Series B Warrants. The aggregate offering price for the Purchased Shares and the PIPE Warrants sold in the Private Placement was approximately $3.0 million. The Private Placement closed on December 30, 2024.

The Series A Warrants contain a reset adjustment that is expected to occur on the date (the “Reset Date”) that is the eighth trading day after the effectiveness of the resale registration statement relating to the Private Placement or, if later, the eighth trading day after the PIPE Stockholder Approval is obtained. The reset price means the greater of (i) 80% of the lowest daily weighted average price (as defined therein) and (ii) a floor price of $0.0524 (subject to adjustment). If the exercise price of the Series A Warrants is reduced pursuant to the reset provisions, the number of shares of Nxu Class A common stock for which the Series A Warrants can be exercised will be correspondingly increased. The number of shares of Common Stock for which the Series B Warrants can initially be exercised will be determined on the Reset Date and will equal that number obtained by subtracting (i) the number of Purchased Shares purchased by the PIPE Investors on the closing date of the Private Placement pursuant to the PIPE Securities Purchase Agreement (i.e., 6,800,000 shares of Nxu Class A common stock) from (ii) the quotient obtained by dividing (x) the aggregate purchase price paid the PIPE Investors on the closing date for the Private Placement (approximately $3.0 million) by (y) the applicable reset price determined on the Reset Date.

Because the Reset Date will not occur until the PIPE Stockholder Approval is obtained, the number of shares issuable pursuant to the Series A Warrants and Series B warrants following the Reset Date will not be known until the date of the Nxu Special Meeting. The number of shares of Nxu Class A common stock issuable in respect of the Private Placement, including the number of shares issuable pursuant to the PIPE Warrants, will have a significant impact on the percentage ownership in the post-Merger combined company that will be held by pre-Private Placement Nxu stockholders since all dilution from the Private Placement, including dilution attributable to the PIPE Warrants and the shares of Nxu Class A common stock issuable upon exercise thereof, will be absorbed by pre-Merger Nxu stockholders.

See “PROPOSAL NO. 10 — THE PIPE PROPOSAL — The Private Placement” for more information on the Private Placement, the section entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER — Q: What equity stake will Nxu current stockholders hold in the combined company following the consummation of the Merger?”

Risk Factors (see page 15)

Both Nxu and Verde are subject to various risks associated with their businesses and their industries. In addition, the Merger, including the possibility that the Merger may not be completed, poses a number of risks to each company and its respective stockholders, including the following risks:

Risks Related to the Merger

•        The Merger consideration at the Closing may have a greater or lesser value than at the time the Merger Agreement was signed since the exchange ratio will not change or otherwise be adjusted based on the market price of Nxu Class A common stock.

•        If the conditions to the Merger are not satisfied or waived, the Merger may not occur, which could harm the Nxu Class A common stock price and future business and operations of Nxu and may result in the Nxu board of directors deciding to pursue a dissolution and liquidation of Nxu.

•        Some Nxu and Verde directors and executive officers have interests in the Merger that are different from yours and that may influence them to support or approve the Merger without regard to your interests.

•        Nxu stockholders and Verde stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger.

•        During the pendency of the Merger, each of Nxu and Verde may be limited in its ability to enter into a business combination with another party on more favorable terms because of restrictions in the Merger Agreement, which could adversely affect their respective business prospects.

•        Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the transactions contemplated by the Merger Agreement.

•        Because the lack of a public market for Verde common stock makes it difficult to evaluate the fair market value of Verde’s capital stock, the value of the Nxu common stock to be issued to Verde stockholders may be more or less than the fair market value of Nxu common stock.

•        Lawsuits may be filed against Nxu, the members of the Nxu board of directors, Verde and/or the members of the Verde board of directors arising out of the Merger, which may delay or prevent the Merger.

Risks Related to Nxu

•        Nxu has incurred significant losses since its inception, and Nxu expects to continue to incur losses for the foreseeable future. Accordingly, its financial condition raises substantial doubt regarding its ability to continue as a going concern.

•        Nxu generated revenue for the first time in 2023, but there is no assurance that it will be able to continue to generate revenue from the operations of the NxuOne™ Charging Network.

•        Nxu needs to raise additional capital to meet its future business requirements and such capital raising may be costly or difficult to obtain and could dilute current stockholders’ ownership interest.

•        If the market price of the Nxu Class A common stock continues to remain under $1.00 per share, the only cure may be to enact a reverse split of the Nxu Class A common stock, such as the one proposed under the Reverse Stock Split Proposal. Failure to maintain compliance with Nasdaq’s Continued Listing Rules could be costly and have material adverse effects.

Risks Related to Verde

•        Verde is an early-stage company with a history of losses, very limited revenues from product sales to date, and its ability to generate meaningful revenues going forward or to become profitable is uncertain.

•        Verde will not realize meaningful new capital through the Merger and, accordingly, will need to secure significant additional capital to execute on its business plan, which additional capital may not be available on favorable terms, or at all.

•        Verde is currently reliant on a single facility with limited capacity for all of its operations, and Verde’s ability to execute on its business, growth and financial plans is dependent on adding additional manufacturing capacity.

•        Construction of Verde’s contemplated manufacturing facilities may not be completed in the expected timeframe or in a cost-effective manner. Any delays in the construction of Verde’s manufacturing facilities could severely impact its business, financial condition, results of operations and prospects. Verde’s ability to pursue its contemplated new manufacturing facility, which is integral to Verde’s ability to execute on its business plan and achieve its growth and financial objectives, will be dependent on the availability of financing necessary to lease and build out the contemplated new facility. The required financing may not be available on favorable terms or at all, in which case Verde may not be able to pursue the new manufacturing facility, and it may be unable to execute on its business plan or achieve its growth and financial objectives.

•        Verde expects to rely on a limited number of customers for a significant portion of its near-term revenue.

•        Verde produces bioresins from raw materials, including renewable resources, such as biobased polyolefins and other plant based biofillers, whose pricing and availability may be impacted by factors out of its control. Increases or fluctuations in the costs of Verde’s raw materials may affect its cost structure.

•        The failure of Verde’s raw material suppliers to perform their obligations under supply agreements, or Verde’s inability to replace or renew these agreements when they expire, could increase Verde’s cost for these materials, interrupt production or otherwise adversely affect its results of operations.

•        Maintenance, expansion and refurbishment of Verde’s facilities, the construction of new facilities and the development and implementation of new manufacturing processes involve significant risks.

•        Verde’s business and the prices of the combined company’s common stock could suffer from negative publicity and other adverse consequences associated with recent civil and criminal charges brought against Terren Peizer, Verde’s former Executive Chairman and founder and Chairman of Acuitas Group Holdings, LLC, and its successor, Humanitario, Verde’s largest stockholder, by the SEC and the United States Department of Justice.

•        Verde may not be able to protect adequately its intellectual property assets, which could adversely affect its competitive position and reduce the value of its products, and litigation to protect its intellectual property could be costly.

Risks Related to the Combined Company

•        Upon completion of the Merger, the combined company will have limited cash or other liquid assets, and will need to complete one or more significant financings to execute on its business plan.

•        Upon or following completion of the Merger, failure by the combined company to comply with the initial listing standards or continued listing standards of Nasdaq will prevent its stock from being listed on Nasdaq or may result in delisting from Nasdaq.

•        The market price of the combined company’s common stock is expected to be volatile, and the market price of the combined company’s common stock may drop following the Merger.

•        Following the Merger, the combined company may be unable to integrate successfully the businesses of Nxu and Verde and realize the anticipated benefits of the Merger.

•        Following the Closing, the combined company will continue to be an “emerging growth company” and a “smaller reporting company,” and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make the combined company’s common stock less attractive to investors.

•        Provisions that will be in the combined company’s certificate of incorporation and bylaws and provisions under Delaware law could make an acquisition of the combined company, which may be beneficial to its stockholders, more difficult and may prevent attempts by its stockholders to replace or remove its management.

•        After completion of the Merger, assuming that Nxu’s aggregate enterprise value is approximately $16.2 million, Verde’s stockholders are expected to own approximately 95% of the combined company’s stock, and these stockholders and the combined company’s executive officers, directors and principal stockholders may have the ability to control or significantly influence matters submitted to the combined company’s stockholders for approval. Nxu’s assumed aggregate enterprise value will be reduced by the excess of certain lease payments remaining unpaid at the Closing over Nxu’s cash balance at the Closing, and any such reduction will decrease the ownership percentage interest of pre-Merger Nxu stockholders in the combined company. Furthermore, all dilution from the Private Placement, including dilution attributable to the PIPE Warrants and the shares of Nxu Class A common stock issuable upon exercise thereof, will be absorbed by pre-Merger Nxu stockholders. On December 30, 2024, Nxu filed a registration statement on Form S-1 (File No. 333-284086) to register for resale by the PIPE Investors up to 114,503,816 shares of Nxu Class A common stock, consisting of (1) 6,800,000 Purchased Shares, (2) 5,200,000 shares of Nxu Class A common stock issuable upon exercise of the Pre-Funded Warrants, (3) up to 57,251,908 shares of Nxu Class A common stock issuable upon exercise of the Series A Warrants, and (4) up to 45,251,908 shares of Nxu Class A common stock issuable upon exercise of the Series B Warrants. The number of shares of Nxu Class A common stock ultimately offered for resale by the selling stockholders is dependent on the issued number of (i) Purchased Shares, (ii) the PIPE Warrants and (iii) shares of Nxu Class A common stock issuable upon exercise of the PIPE Warrants. Depending on a variety of factors, including market liquidity of the Nxu Class A common stock, the issuance of shares to the selling stockholders may cause the trading price of Nxu Class A common stock to decline.

•        The combined company may in the future become a “controlled company” within the meaning of the applicable Nasdaq rules and, as a result, the combined company may qualify for exemptions from certain corporate governance requirements. If the combined company relies on these exemptions, the stockholders of the combined company will not have the same protections afforded to stockholders of companies that are subject to such requirements.

•        The combined company will be disqualified from certain private placement safe harbor exemptions otherwise available under the federal securities laws, which may adversely affect the combined company’s ability to offer and sell its securities and raise capital in an efficient manner.

These risks and other risks are discussed in greater detail under the section entitled “RISK FACTORS” beginning on page 15 of this proxy statement/prospectus. Nxu and Verde both encourage you to read and consider all of these risks carefully.

Nasdaq Stock Market Listing (see page 126)

Nxu has filed an initial listing application for the combined company common stock with the Nasdaq Stock Market LLC. If such application is accepted, Nxu anticipates that the common stock of the combined company will be listed on Nasdaq following the Closing under the trading symbol “VRDE.”

Under the Merger Agreement, each of Nxu’s and Verde’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Merger, of various conditions, including that the shares of Nxu common stock to be issued in the Merger have been approved for listing on Nasdaq as of the Closing. The ability of the combined company to satisfy Nasdaq’s listing conditions will be dependent upon, among other things, the combined company meeting certain quantitative standards with respect to the combined company’s stock price, the market value of its common stock held by unaffiliated stockholders and minimum round lot stockholders. There can be no assurance that the combined company will be able to satisfy these or other listing requirements.

Anticipated Accounting Treatment (see page 126)

It is anticipated that the Merger will be treated as a reverse acquisition and accounted for as a business combination in accordance with accounting principles generally accepted in the United States (“GAAP”). As the accounting acquirer, Verde will record the net assets of Nxu at their fair values as of the acquisition date. See the section titled “UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS” elsewhere in this proxy statement/prospectus for additional information.

Appraisal Rights and Dissenters’ Rights (see page 127)

Holders of Nxu common stock are not entitled to appraisal rights in connection with the Merger under Delaware law. Holders of Verde capital stock are entitled to appraisal rights in connection with the Merger under Delaware law.

Comparison of Stockholder Rights (see page 280)

Both Nxu and Verde are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the Delaware General Corporation Law (“DGCL”). If the Merger is completed, Verde stockholders will become stockholders of the combined company, and their rights will be governed by the DGCL, the Proposed A&R Charter if approved by the Nxu stockholders at the Nxu special meeting, and the bylaws of Nxu, as amended from time to time (the “Nxu Bylaws”). The proposed rights of stockholders of the combined company contained in the Proposed A&R Charter and the Nxu Bylaws differ from the rights of Verde stockholders under the certificate of incorporation of Verde, as amended (the “Verde Charter”), and the bylaws of Verde (the “Verde Bylaws”), as more fully described under the section entitled “COMPARISON OF RIGHTS OF HOLDERS OF NXU CAPITAL STOCK AND VERDE CAPITAL STOCK” beginning on page 280 of this proxy statement/prospectus.

Emerging Growth Company

Nxu is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Nxu will remain an emerging growth company until the earlier of: (i) December 31, 2027, the last day of the fiscal year (a) following the fifth anniversary of the closing of Nxu’s initial public offering, (b) in which Nxu has total annual gross revenue of at least $1.235 billion, or (c) in which Nxu is deemed to be a large accelerated filer, which means the market value of its common equity that is held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which Nxu has issued more than $1 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Smaller Reporting Company

Additionally, Nxu is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. Nxu will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of its common equity held by non-affiliates exceeds $250 million as of the prior June 30, or (ii) its annual revenues exceeded $100 million during such completed fiscal year and the market value of its common equity held by non-affiliates exceeds $700 million as of the prior June 30.

Certain Legal Proceedings

As of the date of this proxy statement/prospectus, Nxu has, to its knowledge, received eight letters from purported Nxu stockholders alleging certain disclosure deficiencies in the proxy statement/prospectus filed by Nxu on November 12, 2024, three of which also sought to inspect certain books and records of Nxu related to the Merger and related matters pursuant to Section 220 of the DGCL.

The outcome of the matters described above cannot be predicted with certainty. Additional demands may be received or complaints may be filed in connection with the Merger and the transactions contemplated by the Merger Agreement and this proxy statement/prospectus. If such additional demands are made or complaints are filed, absent new or different allegations that are material, Nxu and/or Verde will not necessarily announce such additional demands or complaints.

RISK FACTORS

The combined company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus, you should carefully consider the material risks described below before deciding how to vote your shares of Nxu common stock. You should also read and consider the other information in this proxy statement/prospectus.

Risks Related to the Merger

The exchange ratio will not change or otherwise be adjusted based on the market price of Nxu Class A common stock as the exchange ratio depends on whether there are certain lease payments remaining unpaid at the Closing in excess of Nxu’s cash balance at the Closing and not the market price of Nxu Class A common stock. Therefore, the Merger consideration at the closing may have a greater or lesser value than at the time the Merger Agreement was signed.

At the First Merger Effective Time, as set forth in the Merger Agreement, (i) each then-outstanding share of Verde’s common stock, other than any cancelled shares and dissenting shares, will be converted into the right to receive a number of shares of Nxu common stock, and (ii) each then-outstanding and unexercised Verde option to purchase shares of Verde common stock, whether vested or unvested, will be assumed by us and converted into an option to purchase a number of Nxu common stock. The number of shares of Nxu common stock that will be issued to Verde stockholders and the number of shares of Nxu common stock underlying options that will be issuable to Verde optionholders will be calculated using a formula in the Merger Agreement based on the enterprise value of each of Verde and Nxu. Verde has been ascribed an aggregate enterprise value of approximately $306.9 million, and Nxu aggregate enterprise value will be an amount equal to approximately $16.2 million less an amount equal to the excess of certain lease payments remaining unpaid at the Closing over Nxu cash balance at the Closing. Upon the Closing, assuming our aggregate enterprise value is approximately $16.2 million, pre-Merger Verde stockholders and other pre-Merger Nxu equityholders (including the PIPE investors in the Private Placement referred to below) will own approximately 95% of the combined company and pre-Merger Nxu stockholders will own approximately 5% of the combined company, in each case, on a fully-diluted and as-converted basis. The approximately 5% of the combined company that will be owned by pre-Merger Nxu equityholders will be inclusive of the shares of Nxu Class A common stock issued to PIPE Investors in the Private Placement, as well as additional shares of Nxu Class A common stock that may be issued in connection with the exercise of the PIPE Warrants. Accordingly, all dilution from the Private Placement will be borne by Nxu pre-Private Placement stockholders, and the approximately 95% combined company ownership by Pre-Merger Verde stockholders will not be diluted as a result of the Nxu Class A common stock and the PIPE Warrants issued (or shares of Nxu Class A common stock issuable upon exercise thereof) in the Private Placement. In the event certain lease payments remaining unpaid at closing exceeds Nxu cash balance at the Closing, the exchange ratio will be adjusted such that the number of shares issued to Verde’s pre-closing stockholders will be increased, and Nxu’s pre-closing stockholders will own a smaller percentage of the combined company following the Merger. The amount of certain lease payments that remain unpaid at closing may be impacted based on the amount of time required to complete the preconditions to the Merger, among other factors.

Any changes in the market price of Nxu Class A common stock before the completion of the Merger will not affect the number of shares Verde stockholders will be entitled to receive pursuant to the Merger Agreement. Therefore, if before the completion of the Merger, the market price of Nxu Class A common stock increases from the market price on the date of the Merger Agreement, then Verde stockholders could receive Merger consideration with substantially more value for their ownership in Verde than the parties had negotiated when they established the exchange ratio. Similarly, if before the completion of the Merger the market price of Nxu Class A common stock declines from the market price on the date of the Merger Agreement, then Verde stockholders could receive Merger consideration with substantially lower value. The Merger Agreement does not include a price-based termination right. Moreover, in the event certain lease payments that remain unpaid at closing exceeds Nxu cash balance at the Closing, the exchange ratio will be adjusted such that the number of shares issued (or reserved for issuance in the case of options) to Verde’s pre-Merger stockholders and option holders will be increased and Nxu stockholders will own a smaller percentage of the combined company following the Merger.

Stock price changes may result from a variety of factors, including change in Nxu’s or Verde’s respective businesses, operations and prospects, reductions or changes in U.S. government spending or budgetary policies, market assessments of the likelihood that the Merger will be completed, interest rates, federal, state and local legislation, government regulation, legal developments in the industry segments in which Nxu or Verde operate, the timing of the Merger, and general market, industry and economic conditions.

Failure to complete the Merger could harm the Nxu Class A common stock price and future business and operations of Nxu.

If the Merger is not completed, the price of Nxu Class A common stock may decline and could fluctuate significantly, and Nxu will still incur costs related to the Merger, such as financial advisor, legal and accounting fees, a majority of which must be paid even if the Merger is not completed. If the Merger Agreement is terminated and the Nxu board of directors determines to seek another business combination, there can be no assurance that Nxu will be able to find another third party to transact a business combination with, yielding comparable or greater benefits.

The price of Nxu’s Class A common stock may also fluctuate significantly based on announcements by Verde, other third parties, or Nxu regarding the Merger or based on market perceptions of the likelihood of the satisfaction of the conditions to the consummation of the Merger. Such announcements may lead to perceptions in the market that the Merger may not be completed, which could cause Nxu’s share price to fluctuate or decline.

If the parties do not consummate the Merger, the price of Nxu’s Class A common stock may decline significantly from the current market price, which may reflect a market assumption that the Merger will be consummated. Any of these events could have a material adverse effect on Nxu’s business, operating results and financial condition and could cause a decline in the price of Nxu’s Class A common stock.

If the parties do not successfully consummate the Merger or another strategic transaction, the Nxu board of directors may decide to pursue a dissolution and liquidation of Nxu. In such an event, the amount of cash available for distribution to the Nxu stockholders will depend heavily on the costs and timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities, as to which Nxu can give no assurance.

The completion of the Merger is subject to conditions, some or all of which may not be satisfied or completed on a timely basis, if at all. Failure to complete the Merger could have material adverse effects on Nxu.

Even if the Required Proposals are approved by the stockholders of Nxu, specified conditions must be satisfied or, to the extent permitted by applicable law, waived to complete the Merger. These conditions are set forth in the Merger Agreement and each material condition to the completion of the Merger is described in the section entitled “THE MERGER AGREEMENT — Closing Conditions” beginning on page 138 of this proxy statement/prospectus. Neither Nxu nor Verde can assure you that all of the conditions to the consummation of the Merger will be satisfied or waived. If the conditions are not satisfied or waived, the Merger may not occur or the Closing may be delayed.

The parties cannot predict whether and when the conditions to the Merger will be satisfied, including but not limited to the requirement that Nxu stockholders approve the issuance of adequate shares to complete the Merger and effect a change of control pursuant to certain approval requirements of the Nasdaq Capital Market as well as approval of certain other proposals to be submitted to Nxu stockholders. If one or more of these conditions are not satisfied, and as a result, the parties do not complete the Merger, the parties would remain liable for significant transaction costs, and the focus of each party’s management would have been diverted from seeking other potential strategic opportunities, in each case without realizing any benefits of the Merger. Certain costs associated with the Merger have already been incurred or may be payable even if the Merger is not consummated. Finally, any disruptions to each party’s business resulting from the announcement and pendency of the Merger, including any adverse changes in each party’s relationships with customers, clients, suppliers and employees, could continue or accelerate in the event that the parties fail to consummate the Merger.

In addition, the Merger Agreement generally requires Nxu to operate in the ordinary course of business consistent with past practice, pending consummation of the Merger, and restricts Nxu from taking certain actions with respect to Nxu business and financial affairs without Verde’s consent. Such restrictions will be in place until either the Merger is consummated or the Merger Agreement is terminated. These restrictions could restrict Nxu’s ability to, or prevent Nxu from, pursuing attractive business opportunities (if any) that arise prior to the consummation of the Merger. For these and other reasons, the pendency of the Merger could adversely affect Nxu’s business, operating results and financial condition.

The Merger may be completed even though a material adverse effect may result from the announcement of the Merger, industry-wide changes or other causes.

In general, neither Nxu nor Verde is obligated to complete the Merger if there is a material adverse effect affecting the other party between October 23, 2024, the date of the Merger Agreement, and the Closing. However, certain types of causes are generally excluded from the concept of a “material adverse effect.” Such exclusions include but are not limited to changes in applicable laws, changes in general economic or political conditions, industry wide changes, changes resulting from the announcement of the Merger, natural disasters, pandemics, other force majeure events, acts or threat of terrorism or war and any failure of Verde or Nxu to meet any projections, forecasts or budgets. Therefore, if any of these events were to occur and adversely affect Nxu or Verde, the other party would still be obliged to consummate the Closing notwithstanding such material adverse effect. If any such adverse effects occur and Nxu and Verde consummate the Closing, the stock price of the combined company may suffer. This in turn may reduce the value of the Merger to the stockholders of Nxu, Verde or both. For a more complete discussion of what constitutes a material adverse effect on Nxu or Verde, see the section entitled “THE MERGER AGREEMENT — Representations and Warranties” beginning on page 133 of this proxy statement/prospectus.

Some Nxu and Verde directors and executive officers have interests in the Merger that are different from yours and that may influence them to support or approve the Merger without regard to your interests.

Directors and executive officers of Nxu and Verde may have interests in the Merger that are different from, or in addition to, the interests of other Nxu stockholders generally. These interests with respect to Nxu’s directors and executive officers may include, among others, bonus payments, continued indemnification, insurance coverage, and the expectation that one member of the Nxu board of directors will continue as a director of the combined company after the First Merger Effective Time. These interests with respect to Verde’s directors and executive officers may include, among others, the conversion of options to purchase shares of Verde common stock held by certain of Verde’s directors and executive officers into options to purchase shares of the common stock of the combined company at the First Merger Effective Time; the expected continuation of Verde’s directors and current executive officers as directors and executive officers of the combined company after the First Merger Effective Time, and the provision to all of Verde’s directors and executive officers of certain indemnification and liability insurance coverage pursuant to the terms of the Merger Agreement. Nxu’s continuing director on the combined company’s board of directors will be eligible to be compensated as a non-employee director of the combined company pursuant to the non-employee director compensation program that is expected to become effective as of the closing of the Merger.

The Nxu and Verde boards of directors were aware of and considered those interests, among other matters, in reaching their decisions to approve and adopt the Merger Agreement, approve the Merger, and recommend the approval of the Merger Agreement to Nxu and Verde stockholders. These interests, among other factors, may have influenced the directors and executive officers of Nxu and Verde to support or approve the Merger.

For more information regarding the interests of Nxu and Verde directors and executive officers in the Merger, please see the sections entitled “THE MERGER — Interests of Nxu’s Directors and Executive Officers in the Merger” beginning on page 118 and “THE MERGER — Interests of Verde’s Directors and Executive Officers in the Merger” beginning on page 122 of this proxy statement/prospectus.

Nxu stockholders and Verde stockholders may not realize a benefit from the Merger commensurate with the ownership dilution they will experience in connection with the Merger.

If the combined company is unable to realize the full strategic and financial benefits currently anticipated from the Merger, Nxu stockholders and Verde stockholders will have experienced substantial dilution of their ownership interests without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the combined company is able to realize only part of the strategic and financial benefits currently anticipated from the Merger.

If the Merger is not completed, Nxu’s stock price may decline significantly.

The market price of Nxu common stock is subject to significant fluctuations. Market prices for securities of technology companies have historically been particularly volatile. In addition, the market price of Nxu common stock will likely be volatile based on whether stockholders and other investors believe that Nxu can complete the Merger or otherwise raise additional capital to support Nxu’s operations if the Merger is not consummated and another strategic transaction cannot be identified, negotiated and consummated in a timely manner, or at all. The volatility of the market price of Nxu common stock has been and may be exacerbated by low trading volume. Additional factors that may cause the market price of Nxu common stock to fluctuate include:

•        the loss of key employees;

•        future sales of its common stock;

•        general and industry-specific economic conditions that may affect its research and development expenditures;

•        the failure to meet industry analyst expectations; and

•        period-to-period fluctuations in financial results.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of Nxu common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies.

Nxu and Verde stockholders will generally have a reduced ownership and voting interest in, and will exercise less influence over the management of, the combined company following the completion of the Merger as compared to their current ownership and voting interests in the respective companies.

After the completion of the Merger, the current stockholders of Nxu and Verde will generally own a smaller percentage of the combined company than their ownership of their respective companies prior to the Merger. Immediately after the Merger, Nxu stockholders as of immediately prior to the Merger are expected to own approximately 5% of the outstanding shares of capital stock of the combined company and former Verde stockholders are expected to own approximately 95% of the outstanding shares of capital stock of the combined company, in each case, on a fully-diluted and as-converted basis. Nxu’s assumed aggregate enterprise value will be reduced by the excess of certain lease payments remaining unpaid at the Closing over Nxu’s cash balance at the Closing, and any such reduction will decrease the ownership percentage interest of pre-Merger Nxu stockholders in the combined company. Furthermore, all dilution from the Private Placement, including dilution attributable to the PIPE Warrants and the shares of Nxu Class A common stock issuable upon exercise thereof, will be absorbed by pre-Merger Nxu stockholders. As a result, some stockholders will hold a smaller pro rata share and, therefore, a lower percentage of the voting stock of the combined company than such stockholder currently holds in Nxu or Verde as a stand-alone company, respectively.

In addition, Nxu registered for resale by the selling stockholders in the Private Placement up to 114,503,816 shares of Nxu Class A common stock, consisting of (1) 6,800,000 Purchased Shares, (2) 5,200,000 shares of Nxu Class A common stock issuable upon exercise of the Pre-Funded Warrants, (3) up to 57,251,908 shares of Nxu Class A common stock issuable upon exercise of the Series A Warrants, and (4) up to 45,251,908 shares of Nxu Class A common stock issuable upon exercise of the Series B Warrants. The number of shares of Nxu Class A common stock ultimately offered for resale by the selling stockholders is dependent on the issued number of (i) Purchased Shares, (ii) the PIPE Warrants and (iii) shares of Nxu Class A common stock issuable upon exercise of the PIPE Warrants. Depending on a variety of factors, including market liquidity of the Nxu Class A common stock, the issuance of shares to the selling stockholders may cause the trading price of Nxu Class A common stock to decline.

During the pendency of the Merger, each of Nxu and Verde may be limited in its ability to enter into a business combination with another party on more favorable terms because of restrictions in the Merger Agreement, which could adversely affect their respective business prospects.

Covenants in the Merger Agreement impede the ability of each of Nxu and Verde to solicit proposals or offers relating to acquisitions or similar transactions during the pendency of the Merger, subject to specified exceptions. As a result, if the Merger is not completed, the parties may be at a disadvantage to their competitors during that period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, seeking, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any acquisition or competing proposal or taking any action that could reasonably be expected to lead to certain transactions involving a third party, including a merger, sale of assets or other business combination, subject to specified exceptions.

Any such transactions could be favorable to such party’s stockholders, but the parties may be unable to pursue them. For more information, see the section entitled “THE MERGER AGREEMENT — Exclusivity” beginning on page 141 of this proxy statement/prospectus.

Certain provisions of the Merger Agreement may discourage third parties from submitting competing proposals, including proposals that may be superior to the transactions contemplated by the Merger Agreement.

The terms of the Merger Agreement prohibit each of Nxu and Verde from soliciting competing proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances as described in further detail in the section entitled “THE MERGER AGREEMENT — Exclusivity” beginning on page 141 of this proxy statement/prospectus. Any such proposals could be favorable to Nxu stockholders of Verde stockholders, as applicable. In addition, if Nxu or Verde terminates the Merger Agreement under specified circumstances, Verde could be required to pay Nxu a termination fee of $1.0 million. This termination fee may discourage third parties from submitting competing proposals to Nxu, Verde or their respective stockholders, and may cause the Nxu or Verde board of directors to be less inclined to recommend a competing proposal.

Because the lack of a public market for Verde’s common stock makes it difficult to evaluate the fair market value of Verde’s capital stock, the value of the Nxu common stock to be issued to Verde stockholders may be more or less than the fair market value of Nxu’s common stock.

The outstanding capital stock of Verde is privately held and is not traded in any public market. The lack of a public market makes it difficult to determine the fair market value of Verde’s capital stock. Because the percentage of Nxu equity to be issued to Verde stockholders was determined based on negotiations between the parties, it is possible that the value of the Nxu common stock to be issued to Verde stockholders will be more or less than the fair market value of Verde’s capital stock.

The Merger may fail to qualify as a “reorganization” for U.S. federal income tax purposes, resulting in recognition of taxable gain or loss by Verde’s U.S. holders in respect of their Verde capital stock.

Nxu and Verde intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, as described in the section entitled “THE MERGER — Material U.S. Federal Income Tax Considerations of the Merger” beginning on page 149 of this proxy statement/prospectus. Assuming the Merger so qualifies, no gain will be recognized by U.S. holders (as defined in the section entitled “THE MERGER — Material U.S. Federal Income Tax Considerations of the Merger”) of Verde capital stock who receive only Nxu common stock in the merger. It is not, however, a condition to Verde’s obligation or Nxu’s obligation to complete the transactions that the Merger so qualifies. Verde and Nxu have not sought and will not seek any ruling from the IRS regarding any matters relating to the transactions and, as a result, there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth herein. In the event that the Merger does not qualify as a “reorganization,” the Merger would result in taxable gain or loss for each Verde U.S. holder, with the amount of such gain or loss determined by the amount that (x) each Verde U.S. holder’s adjusted tax basis in the Verde capital stock surrendered is less or more than (y) the fair market value of the Nxu common stock received in exchange therefor. Each Verde stockholder is urged to consult with his, her or its own tax advisor with respect to the tax consequences of the Merger.

Stockholder litigation could prevent or delay the consummation of the Merger or otherwise negatively impact Nxu’s, Verde’s or the combined company’s business, operating results and conditions.

Putative stockholder complaints, including stockholder class action complaints, and other complaints may be filed against Nxu, the Nxu board of directors, Verde, and/or the Verde board of directors in connection with the transactions contemplated by the Merger Agreement. The outcome of litigation is uncertain, and Nxu and Verde may not be successful in defending against any such future claims. Nxu or Verde could incur significant costs in connection with any such litigation, including costs associated with the indemnification of Nxu’s or Verde’s directors and officers. Lawsuits may be filed against Nxu, the, Nxu board of directors, Verde, and the Verde board of directors and could delay or prevent the Merger, divert the attention of the management teams and employees of Nxu and Verde from day-to-day business and otherwise adversely affect the business and financial condition of Nxu, Verde, or the combined company.

As of the date of this proxy statement/prospectus, Nxu has, to its knowledge, received eight letters from purported Nxu stockholders alleging certain disclosure deficiencies in the proxy statement/prospectus filed by Nxu on November 12, 2024, three of which also sought to inspect certain books and records of Nxu related to the Merger and related matters pursuant to Section 220 of the DGCL.

The outcome of the matters described above cannot be predicted with certainty. Additional demands may be received or complaints may be filed in connection with the Merger and the transactions contemplated by the Merger Agreement and this proxy statement/prospectus. If such additional demands are made or complaints are filed, absent new or different allegations that are material, Nxu and/or Verde will not necessarily announce such additional demands or complaints.

Furthermore, one of the conditions to the consummation of the Merger is the absence of any governmental order or law preventing the consummation of the Merger or making the consummation of the Merger illegal. Consequently, if a plaintiff were to secure injunctive or other relief prohibiting, delaying or otherwise adversely affecting Nxu’s or Verde’s ability to complete the consummation of the Merger, then such injunctive or other relief may prevent the Merger from becoming effective within the expected time frame or at all.

The issuance of Nxu common stock to Verde stockholders pursuant to the Merger Agreement and the resulting change in control from the Merger must be approved by Nxu stockholders, and the Merger Agreement and the transactions contemplated thereby must be approved by the Verde stockholders. Failure to obtain these approvals would prevent the closing of the Merger.

Before the Merger can be completed, the Nxu stockholders must approve, among other things, the issuance of Nxu common stock to Verde stockholders pursuant to the Merger Agreement and the resulting change in control from the Merger, and Verde stockholders must adopt the Merger Agreement and approve the Merger and the related transactions. Concurrently with the execution of the Merger Agreement, Nxu entered into the Support Agreement with the Support Stockholders pursuant to which the Support Stockholders agreed to, among other things, (a) from the date of the Nxu Support Agreement to the Support Expiration Time, vote at any meeting or pursuant to any action of written resolution of the stockholders of Nxu all of their Nxu common stock, held of record or thereafter acquired: (i) in favor of the Merger and the other Proposals and (ii) against any competing acquisition proposal; and (b) be bound by certain other covenants and agreements related to the Merger, in each case, on the terms and subject to the conditions set forth in the Nxu Support Agreement. However, failure to obtain the required stockholder approvals may result in a material delay in, or the abandonment of, the Merger. Any delay in completing the Merger may materially adversely affect the timing and benefits that are expected to be achieved from the Merger.

The Merger will involve substantial costs and will require substantial management resources.

In connection with the consummation of the Merger, management and financial resources of the parties have been diverted and will continue to be diverted towards the completion of the Merger. The parties expect to incur substantial costs and expenses relating to, as well as the direction of management resources towards, the Merger. Such costs, fees and expenses include fees and expenses payable to financial advisors, other professional fees and expenses, fees and costs relating to regulatory filings and filings with the SEC and notices and other transaction-related costs, fees and expenses. If the Merger is not completed, the parties will have incurred substantial expenses and expended substantial management resources for which the parties will have received little to no benefit if the Closing does not occur.

Another attractive strategic transaction may not be available if the Merger is not completed.

If the Merger is not completed and is terminated, there can be no assurance that Nxu or Verde will be able to find a party willing to pay equivalent or more attractive consideration than the consideration to be provided under the Merger Agreement or be willing to proceed at all with a similar transaction or any alternative transaction.

Risks Related to Proposed Reverse Stock Split

The proposed reverse stock split may not increase the combined company’s stock price over the long-term.

The principal purposes of the proposed reverse stock split are to (i) increase the per-share market price of Nxu’s common stock above the minimum bid price requirement under the Nasdaq rules so that the listing of Nxu as the combined company and the shares of Nxu common stock being issued in the Merger on Nasdaq will be approved and (ii) increase the number of authorized and unissued shares available for future issuance in connection with the Merger.

It cannot be assured, however, that the proposed reverse stock split will accomplish any increase in the per-share market price of the combined company’s common stock for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of common stock will proportionally increase the market price of the combined company’s common stock, it cannot be assured that the proposed reverse stock split will increase the market price of its common stock by a multiple of the proposed reverse stock split ratio mutually agreed by Nxu and Verde, or result in any permanent or sustained increase in the market price of Nxu’s common stock, which is dependent upon many factors, including the combined company’s business and financial performance, general market conditions and prospects for future success. Thus, while the stock price of the combined company might meet the listing requirements for Nasdaq initially after the proposed reverse stock split, it cannot be assured that it will continue to do so.

The proposed reverse stock split may decrease the liquidity of the combined company’s common stock.

Although the Nxu board of directors believes that the anticipated increase in the market price of the combined company’s common stock resulting from the proposed reverse stock split could encourage interest in its common stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the proposed reverse stock split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for the combined company’s common stock. In addition, the proposed reverse stock split may not result in an increase in the combined company’s stock price necessary to satisfy Nasdaq’s initial listing requirements for the combined company.

The proposed reverse stock split may lead to a decrease in the combined company’s overall market capitalization.

Should the market price of the combined company’s common stock decline after the proposed reverse stock split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the proposed reverse stock split. The proposed reverse stock split may be viewed negatively by the market and, consequently, can lead to a decrease in the combined company’s overall market capitalization. If the per share market price does not increase in proportion to the proposed reverse stock split ratio, then the value of the combined company, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of the combined company’s common stock will remain the same after the proposed reverse stock split is effected, or that the proposed reverse stock split will not have an adverse effect on the combined company’s stock price due to the reduced number of shares outstanding after the proposed reverse stock split.

Risks Related to Nxu’s Strategic Alternative Process and Potential Strategic Transaction

Nxu cannot be sure if or when the Merger will be completed.

The consummation of the Merger is subject to the satisfaction or waiver of various conditions, including the authorization of the Merger by Nxu’s stockholders and Verde’s stockholders. Nxu cannot guarantee that the closing conditions set forth in the Merger Agreement will be satisfied. If Nxu is unable to satisfy certain closing conditions or if other mutual closing conditions are not satisfied, Verde will not be obligated to complete the Merger. Under certain circumstances, Verde would be required to pay Nxu a termination fee of $1.0 million.

If the Merger is not completed, the Nxu board of directors, in discharging its fiduciary obligations to Nxu’s stockholders, would evaluate other strategic alternatives or financing options that may be available, which alternatives may not be as favorable to Nxu’s stockholders as the Merger, including a liquidation and dissolution. Any future sale or merger, financing or other transaction, including a liquidation or dissolution, may be subject to further stockholder approval. Nxu may also be unable to find, evaluate or complete other strategic alternatives, which may have a materially adverse effect on Nxu’s business.

Until the Merger is completed, the Merger Agreement restricts Nxu from taking specified actions without the consent of Verde and requires Nxu to operate in the ordinary course of business consistent with past practice. These restrictions may prevent Nxu from making appropriate changes to its business or pursuing attractive business opportunities that may arise prior to the completion of the Merger. Further, if certain of Nxu’s lease payments remaining unpaid at the Closing exceed Nxu’s cash balance at the Closing, then the pre-Merger stockholders of Nxu will own less of the combined company pursuant to the exchange ratio adjustment set forth in the Merger Agreement.

Any delay in completing the Merger may materially and adversely affect the timing and benefits that are expected to be achieved from the Merger.

If Nxu does not successfully consummate the Merger or another strategic transaction, Nxu’s board of directors may decide to pursue a dissolution and liquidation of Nxu. In such an event, the amount of cash available for distribution to Nxu’s stockholders will depend heavily on the costs and timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities, as to which Nxu can give you no assurance.

There can be no assurance that the Merger will be completed. If the Merger is not completed, Nxu’s board of directors may decide to pursue a dissolution and liquidation of Nxu. In such an event, the amount of cash available for distribution to Nxu’s stockholders will depend heavily on the costs related to and timing of such decision and, ultimately, such liquidation, since the amount of cash available for distribution continues to decrease as Nxu funds its operations while pursuing the Merger. In addition, if Nxu’s board of directors were to approve and recommend, and Nxu’s stockholders were to approve, a dissolution and liquidation of Nxu, Nxu would be required under Delaware corporate law to pay Nxu’s outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to stockholders. Nxu’s commitments and contingent liabilities may include obligations under Nxu’s employment and related agreements with certain employees that provide for certain payments following a termination of employment occurring for various reasons, including a change in control of Nxu, which may include a dissolution of Nxu, litigation against Nxu, and other various claims and legal actions arising in the ordinary course of business, and other unexpected and/or contingent liabilities. As a result of this requirement, a portion of Nxu’s assets would need to be reserved pending the resolution of such obligations.

In addition, Nxu may be subject to litigation or other claims related to a dissolution and liquidation of Nxu. If a dissolution and liquidation were to be pursued, Nxu’s board of directors, in consultation with Nxu’s advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of Nxu’s common stock could lose all or a significant portion of their investment in the event of liquidation, dissolution or winding up of Nxu. A liquidation would be a lengthy and uncertain process with no assurance of any value ever being returned to Nxu’s stockholders.

Nxu is substantially dependent on Nxu’s remaining employees to facilitate the consummation of the Merger.

Nxu’s ability to consummate a strategic transaction depends upon its ability to retain its employees required to consummate such a transaction, the loss of whose services may adversely impact the ability to consummate such transaction. In May 2024, Nxu undertook an organizational restructuring that significantly reduced its workforce in order to conserve its capital resources. As of December 31, 2024, Nxu had only four full-time employees. Nxu’s ability to successfully complete the Merger depends in large part on Nxu’s ability to retain certain remaining personnel. Despite Nxu’s efforts to retain these employees, one or more may terminate their employment with Nxu on short notice. Nxu’s cash conservation activities may yield other unintended consequences, such as attrition beyond its planned reduction in workforce and reduced employee morale, which may cause remaining employees to seek alternative employment. The loss of the services of certain employees could potentially harm Nxu’s ability to consummate the Merger, to run Nxu’s day-to-day business operations, as well as to fulfill Nxu’s reporting obligations as a public company.

Risks Related to Nxu

Risks Related to Nxu’s Business

Nxu is an early-stage company with a limited operating history that has never turned a profit and there are no assurances that Nxu will ever be profitable.

Nxu is a relatively new company that was incorporated on November 9, 2016. If you are investing in Nxu, it is because you think Nxu’s business model is a good idea, and Nxu will be able to successfully grow its business and become profitable.

Currently, Nxu’s efforts are focused on operating its megawatt charging stations. Nxu has never turned a profit and there is no assurance that it will ever be profitable.

Nxu also has limited brand awareness and operating history in the charging industry. Although Nxu has taken significant steps in developing brand awareness, Nxu is a new company and currently has no experience developing or selling electric vehicle charging to customers. As such, it is possible that Nxu’s lack of history in the industry may impact its brand, business, financial goals, operation performance, and products.

Nxu should be considered a “Development Stage Company,” and its operations will be subject to all the risks inherent in the establishment of a new business enterprise, including, but not limited to, hurdles or barriers to the implementation of its business plans. Further, because there is no history of operations there is also no operating history from which to evaluate Nxu’s executive management’s ability to manage its business and operations and achieve Nxu’s goals or the likely performance of Nxu. Prospective investors should also consider the fact that Nxu’s management team has not previously developed or managed similar companies. No assurances can be given that Nxu will be able to achieve or sustain profitability.

Nxu has incurred significant losses since its inception, and Nxu expects to continue to incur losses for the foreseeable future. Accordingly, its financial condition raises substantial doubt regarding its ability to continue as a going concern.

During the nine-month period ended September 30, 2024, Nxu incurred a net loss of $18.1 million and had net cash used in operating activities of $10.2 million. As of September 30, 2024, Nxu had $2.2 million in cash and an accumulated deficit of $277.7 million. Nxu cannot provide any assurance that unforeseen circumstances that could occur at any time within the next twelve months or thereafter will not increase the need for Nxu to raise additional capital on an immediate basis. Additionally, Nxu cannot provide any assurance that access to capital will be readily available when needed. These matters, among others, raise substantial doubt about Nxu’s ability to continue as a going concern for a period of one year after the date hereof. The report of Nxu’s independent registered public accountant on its financial statements as of and for the years ended December 31, 2023 and 2022 also includes explanatory language describing the existence of substantial doubt about Nxu’s ability to continue as a going concern. See Note 1 — Organization and Basis of Presentation of its accompanying unaudited condensed consolidated financial statements included in “NXU, INC. UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS” in this proxy statement/prospectus and “— Liquidity and Capital Resources” in “NXU’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” of this proxy statement/prospectus for further information.

If Nxu is unable to satisfy its capital requirements, Nxu could be required to adopt one or more of the following alternatives: delaying the implementation of or revising certain aspects of its business strategy; reducing or delaying the development of its products; reducing or delaying capital spending, product development spending and marketing and promotional spending; entering into financing agreements on unattractive terms; significantly curtailing or discontinuing operations, or dissolving and liquidating its assets under the bankruptcy laws or otherwise.

There can be no assurance that Nxu would be able to take any of the actions referred to above because of a variety of commercial or market factors, including, without limitation, market conditions being unfavorable for an equity or debt issuance or similar transactions. In addition, such actions, if taken, may not enable Nxu to satisfy its capital requirements if the actions that Nxu is able to consummate do not generate a sufficient amount of additional capital. If Nxu is ultimately unable to satisfy its capital requirements, Nxu would likely need to dissolve and liquidate its assets under the bankruptcy laws or otherwise.

Nxu may not achieve its projected goals in the time frames it announces and expects due to unforeseen factors, including rising interest rates and inflation increasing the cost to do business.

Any prospective valuation of Nxu at this stage is pure speculation. Nxu’s business success, timeline, and milestones are estimated. Nxu’s sales volume and cost models are only estimates. Nxu produced these valuations based on existing business models of successful and unsuccessful efforts of other companies within the technology and automotive industries. All such projections and timeline estimations may change as Nxu continues in the development of electric vehicle technology.

Nxu has only started limited manufacture and sales. Cost overruns, scheduling delays, and failure to meet product performance goals may be caused by, but not limited to, unidentified technical hurdles and regulatory hurdles, which could materially damage Nxu’s brand, business, financial goals, operation and results.

Nxu’s limited operating history makes it difficult for Nxu to evaluate its future business prospects.

Nxu is a company with an extremely limited operating history and has not generated material revenue from sales of its products and services to date. It is difficult, if not impossible, for Nxu to forecast its future results, and Nxu has limited insight into trends that may emerge and affect its business. In addition, Nxu has engaged in limited marketing activities to date, so there can be no assurance that customers will embrace its services in significant numbers at the prices Nxu establishes. Market and geopolitical conditions, many of which are outside of its control and subject to change, including general economic conditions, the availability and terms of financing, the conflict in Ukraine, Middle East, and Taiwan fuel and energy prices, regulatory requirements and incentives, competition, and the pace and extent of vehicle electrification generally, will impact demand for Nxu’s services, and ultimately its success.

Nxu may not be able to successfully manage growth.

Nxu could experience growth over a short period of time, which could put a significant strain on its managerial, operational and financial resources. Nxu must implement and constantly improve its certification processes and hire, train and manage qualified personnel to manage such growth. Nxu has limited resources and may be unable to manage its growth. Its business strategy is based on the assumption that its customer base, geographic coverage and service offerings will increase. If this occurs, it will place a significant strain on Nxu’s managerial, operational, and financial resources. If Nxu is unable to manage its growth effectively, its business will be adversely affected. As part of this growth, Nxu may have to implement new operational, manufacturing, and financial systems and procedures and controls to expand, train and manage its employees, especially in the areas of manufacturing and sales. If Nxu fails to develop and maintain its people and processes, demand for its products and services and its revenues could decrease.

Nxu’s business is currently entirely dependent on the success of the NxuOne™ Charging Network. Nxu’s lack of business diversification could cause its stockholders to lose all or some of their investment if Nxu is unable to generate revenues from the NxuOne™ Charging Network.

Nxu’s business is currently entirely dependent on the success of the NxuOne™ Charging Network and related products. Nxu does not have any other lines of business or other sources of revenue if it is unable to compete effectively in the marketplace. Nxu cannot guarantee that the NxuOne™ Charging Network will be able to achieve profitability alone. Nxu’s ability to be profitable will depend on a number of factors, many of which are beyond Nxu’s control. This lack of business diversification could cause you to lose all or some of your investment if Nxu is unable to generate revenues since Nxu does not expect to have any other lines of business or alternative revenue sources.

Nxu’s estimates of market opportunity and forecasts of market growth may prove to be inaccurate.

Estimates of future electric vehicle (“EV”) adoption in the U.S., the total addressable market, serviceable addressable market for Nxu’s products and services and the EV market in general are included in this proxy statement/prospectus. Market opportunity estimates and growth forecasts, whether obtained from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. Such uncertainty is enhanced by the prevailing geopolitical and macroeconomic environment. Nxu’s internal estimates relating to the size and expected growth of the target market, market demand, EV adoption across individual market verticals and use cases, capacity of automotive and battery original equipment manufacturers (“OEMs”) and ability of charging infrastructure to address this demand and related pricing may also prove to be inaccurate. In particular, estimates regarding the current and projected market opportunity for public and commercial fast charging and future fast charging throughput or Nxu market share capture are difficult to predict. The estimated addressable market may not materialize in the timeframe of Nxu’s internal projections, if ever and even if the markets meet the size estimates and growth estimates presented, Nxu’s business could fail to grow at similar rates.

The success of Nxu’s business depends on attracting and retaining a large number of customers. If Nxu is unable to do so, Nxu will not be able to achieve profitability.

Nxu’s success depends on attracting a large number of potential customers to purchase services Nxu provides to its customers. If Nxu’s customers do not perceive its services to be of sufficiently high value and quality, cost competitive and appealing in performance, Nxu may not be able to retain or attract new customers, and its business, prospects, financial condition, results of operations, and cash flows would suffer as a result. In addition, Nxu may incur significantly higher and more sustained advertising and promotional expenditures than it has previously incurred to attract customers. Nxu may not be successful in attracting and retaining a large number of customers. If Nxu is not able to attract and maintain customers, its business, prospects, financial condition, results of operations, and cash flows would be materially harmed.

Nxu’s growth and success are highly correlated with and thus dependent upon the continuing rapid adoption of and demand for EVs and OEMs’ ability to supply such EVs to the market.

Nxu’s future growth is highly dependent upon the adoption of EVs by businesses and consumers. The market for EVs is still rapidly evolving, characterized by rapidly changing technologies, competitive pricing and competitive factors, evolving government regulation and industry standards and changing consumer demands and behaviors, changing levels of concern related to environmental issues and governmental initiatives related to energy independence, climate change and the environment generally. Although demand for EVs has grown in recent years, there is no guarantee of continuing future demand. If the market for EVs develops more slowly than expected, or if demand for EVs decreases, Nxu’s business, prospects, financial condition and operating results would be harmed. The market for EVs could be affected by numerous factors, such as:

•        perceptions about EV features, quality, safety, performance and cost;

•        perceptions about the limited range over which EVs may be driven on a single battery charge;

•        competition, including from other types of alternative fuel vehicles, plug-in hybrid electric vehicles and high fuel-economy internal combustion engine vehicles;

•        volatility in the cost of oil and gasoline, including as a result of trade restrictions;

•        concerns regarding the reliability and stability of the electrical grid;

•        the change in an EV battery’s ability to hold a charge over time;

•        the availability and reliability of a national electric vehicle charging network or infrastructure;

•        availability of maintenance and repair services for EVs;

•        consumers’ perception about the convenience and cost of charging EVs;

•        increases in fuel efficiency of non-electric vehicles;

•        government regulations and economic incentives, including adverse changes in, or expiration of, favorable tax incentives related to EVs, EV charging stations or decarbonization generally;

•        relaxation of government mandates or quotas regarding the sale of EVs; and

•        concerns about the future viability of EV manufacturers.

In addition, sales of vehicles in the automotive industry can be cyclical, which may affect growth in acceptance of EVs. It is uncertain how macroeconomic factors will impact demand for EVs, particularly since EVs can be more expensive than traditional gasoline-powered vehicles, when the automotive industry globally has been experiencing a recent decline in sales. Furthermore, because fleet operators often make large purchases of EVs, this cyclicality and volatility in the automotive industry may be more pronounced with commercial purchasers, and any significant decline in demand from these customers could reduce demand for EV charging and Nxu’s products and services in particular.

Demand for EVs may also be affected by factors directly impacting automobile prices or the cost of purchasing and operating automobiles, such as sales and financing incentives, prices of raw materials and parts and components, cost of fuel and governmental regulations, including tariffs, import regulation and other taxes. Further, the automotive industry in general and EV manufacturing have experienced substantial supply chain interruptions, resulting in reduced EV production schedules and sales. Volatility in demand or delays in EV production due to global supply chain constraints may lead to lower vehicle unit sales, which may result in reduced demand for EV charging solutions and therefore adversely affect Nxu’s business, financial condition and operating results.

Nxu generated revenue for the first time in 2023, but there is no assurance that it will be able to continue to generate revenue from the sale or deployment of the NxuOne™ Charging Network or from the sale of other proprietary products.

In 2023, Nxu generated revenue for the first time in its history. The 2023 revenue was largely related to product deliveries from its proprietary battery cell and pack division. Nxu has since ceased electric vehicle battery development as it focuses its efforts on the NxuOne™ Charging Network. As such, the bulk of its revenue in 2023 was non-recurring. Nxu expects that any source of revenue in 2024 will be solely from the operation or sale of NxuOne™ Charging Stations. If it is unable to find customers to purchase its NxuOne™ Charging Stations, it will not likely be able to meet or exceed its 2024 revenue estimates.

Nxu has losses which it expects to continue into the future. There is no assurance its future operations will result in a profit. If Nxu cannot generate sufficient revenues to operate profitably or Nxu is unable to raise enough additional funds for operations, the stockholders will experience a decrease in value, and Nxu may have to cease operations.

Nxu is a development-stage technology company that began operating and commenced research and development activities in 2016. As a recently formed “Development Stage Company”, it is subject to all of the risks and uncertainties of a new business, including the risk that it may never generate product or services related revenues. Accordingly, it has only a limited history upon which an evaluation of its prospects and future performance can be made. If Nxu is unable to generate revenue, it will not become profitable, and it may be unable to continue its operations. Furthermore, its proposed operations are subject to all business risks associated with new enterprises. The likelihood of its success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There can be no assurances that Nxu will operate profitably.

Nxu entered into the Merger Agreement in order to, among other things, potentially increase its liquidity. Assuming the Merger closes, the combined company may ultimately fail, decreasing the liquidity of Nxu and stockholder value or cause Nxu to cease operations, and investors would be at risk of losing all or part of their investment in Nxu.

If Nxu does not successfully establish and maintain itself as a highly trusted and respected name for electric vehicle-related technology, Nxu may not be able to retain quality talent or achieve future revenue goals, which could significantly affect its business, financial condition and results of operations.

In order to attract and retain a client base and increase business, Nxu must establish, maintain and strengthen its name and the services it provides. In order to be successful in establishing its reputation, clients must perceive Nxu as a trusted source for quality services. If Nxu is unable to attract and retain clients with its current marketing plans, it may not be able to successfully establish its name and reputation, which could significantly affect its business, financial condition and results of operations.

Nxu’s ability to utilize loss carry forwards may be limited.

Generally, a change of more than fifty percent (50%) in the ownership of a company’s stock, by value, over a three-year period constitutes an ownership change for U.S. federal income tax purposes. An ownership change may limit Nxu’s ability to use its net operating loss carryforwards attributable to the period prior to the change. As a result, if Nxu earns net taxable income, its ability to use its pre-change net operating loss carryforwards to offset U.S. federal taxable income may become subject to limitations.

Nxu’s business could be adversely affected by a downturn in the economy and/or manufacturing.

Nxu is dependent upon the continued demand for electric vehicles and electric vehicle charging capacity, making its business susceptible to a downturn in the economy or in manufacturing. For example, a decrease in the number of individuals investing their money in the equity markets could result in a decrease in the number of companies deciding to become or remain public. This downturn could have a material adverse effect on its business, its ability to raise funds, and ultimately its overall financial condition.

The preparation of Nxu’s financial statements requires estimates, judgments and assumptions that are inherently uncertain.

Financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) typically require the use of estimates, judgments and assumptions that affect the reported amounts. Often, different estimates, judgments and assumptions could reasonably be used that would have a material effect on such financial statements, and changes in these estimates, judgments and assumptions may occur from period to period over time. These estimates, judgments and assumptions are inherently uncertain and, if Nxu’s estimates were to prove to be wrong, Nxu would face the risk that charges to income or other financial statement changes or adjustments would be required. Any such charges or changes could harm its business, including its financial condition and results of operations and the price of its securities. For a discussion of the accounting estimates, judgments and assumptions that Nxu believes are the most critical to an understanding of its consolidated financial statements and its business, see Part II, Item 7 of Nxu’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on April 1, 2024 under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Failure to maintain internal controls over financial reporting would have an adverse impact on Nxu.

Nxu is required to establish and maintain appropriate internal controls over financial reporting. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required by Nxu as a privately held company. Management may not be able to effectively maintain adequate compliance, and Nxu’s internal controls over financial reporting may not be effective, which may subject Nxu to adverse regulatory consequences and could harm investor confidence. Failure to maintain controls could also adversely impact its public disclosures regarding Nxu’s business, financial condition or results of operations. In addition, management’s assessment of internal controls over financial reporting may identify deficiencies and conditions that need to be addressed in Nxu’s internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived deficiencies and conditions that need to be addressed in Nxu’s internal control over financial reporting, or disclosure of management’s assessment of its internal controls over financial reporting may have an adverse impact on the price of the Nxu Class A common stock.

Continuing or worsening inflationary issues and associated changes in monetary policy may result in increases to the cost of charging equipment, other goods, services and personnel, which in turn could cause capital expenditures and operating costs to rise.

The U.S. inflation rate increased during 2021, 2022, and 2023 and remained elevated in 2024. These inflationary pressures have resulted in and may continue to result in, increases to the costs of charging equipment and personnel, which could in turn cause capital expenditures and operating costs to rise. Sustained levels of high inflation have likewise caused the U.S. Federal Reserve and other central banks to increase interest rates, which could have the effects of raising the cost of capital and depressing economic growth, either of which — or the combination thereof — could hurt the financial and operating results of Nxu’s business.

Nxu needs to raise additional capital to meet its future business requirements and such capital raising may be costly or difficult to obtain and could dilute current stockholders’ ownership interest.

Nxu has relied upon cash from financing activities and in the future, Nxu expects to rely on the proceeds from future debt and/or equity financings, and Nxu hopes to rely on revenues generated from operations to fund all of the cash requirements of its activities. However, there can be no assurance that Nxu will be able to generate any significant cash from its operating activities in the future. Future financing may not be available on a timely basis, in sufficient amounts or on terms acceptable to Nxu, if at all. Any debt financing or other financing of securities senior to the Class A common stock will likely include financial and other covenants that will restrict Nxu’s flexibility.

Any failure to comply with these covenants would have a material adverse effect on Nxu’s business, prospects, financial condition, and results of operations because Nxu could lose its existing sources of funding and impair its ability to secure new sources of funding. However, there can be no assurance that Nxu will be able to generate any investor interest in its securities. If Nxu does not obtain additional financing, you could lose the entirety of your investment in Nxu.

At this time, Nxu has not secured or identified any additional financing. Nxu does not have any firm commitments or other identified sources of additional capital from third parties or from its officers, directors or other stockholders. There can be no assurance that additional capital will be available to Nxu, or that, if available, it will be on terms satisfactory to Nxu. Any additional financing will involve dilution to Nxu’s existing stockholders. If Nxu does not obtain additional capital on terms satisfactory to Nxu, or at all, it may cause Nxu to delay, curtail, scale back or forgo some or all of its product development and/or business operations, or dissolve and liquidate its assets under bankruptcy laws or otherwise. In such a scenario, investors would be at risk of losing all or a part of any investment in Nxu.

Nxu relies on a limited number of suppliers and manufacturers for its charging stations. A loss of any of these partners could negatively affect its business or ability to manufacture and deliver NxuOne™ Charging Stations.

Nxu relies on a limited number of suppliers to manufacture its charging stations, including in some cases only a single supplier for some products and components. This reliance on a limited number of manufacturers increases Nxu’s risks, since it does not currently have proven reliable alternatives or replacement manufacturers beyond these key parties. In the event of interruption, including or resulting in a sudden failure by a supplier to meet its obligation, Nxu may not be able to increase capacity from other sources or develop alternate or secondary sources without incurring material additional costs and substantial delays. Thus, Nxu’s business could be adversely affected if one or more of its suppliers is impacted by any interruption at a particular location.

As the demand for EV charging increases, Nxu’s suppliers and manufacturers may not be able to dedicate sufficient supply chain, production or sales channel capacity to keep up with the required pace of charging infrastructure expansion. By relying on contract manufacturing, Nxu is dependent upon the manufacturer, whose interests may be different from Nxu’s. For example, Nxu’s suppliers and contract manufacturers may have other customers with demand for the same components or manufacturing services and may allocate their resources based on the supplier’s or manufacturer’s interests or needs to maximize their revenue or relationships with other customers rather than Nxu’s interest. As a result, Nxu may not be able to assure itself that it will have sufficient control over the supply of key components, inventory or finished goods in a timely manner or with acceptable cost and expense, which may adversely affect Nxu’s revenue, cost of goods and gross margins. If Nxu experiences a significant increase in demand for its charging stations in future periods, or if it needs to replace an existing supplier, it may not be possible to supplement or replace them on acceptable terms, which may undermine its ability to deliver products to customers in a timely manner. For example, it may take a significant amount of time to identify a manufacturer that has the capability and resources to build charging stations in sufficient volume. Identifying suitable suppliers and manufacturers could be an extensive process that requires Nxu to become satisfied with such party’s quality control, technical capabilities, responsiveness and service, financial stability, regulatory compliance, and labor and other ethical practices. Accordingly, a loss of any significant suppliers or manufacturers could have an adverse effect on Nxu’s business, financial condition and operating results. In addition, Nxu’s suppliers may face supply chain risks and constraints of their own, which may impact the availability and pricing of its products. For example, supply chain challenges related to global chip shortages have impacted companies worldwide both within and outside of Nxu’s industry and may continue to have adverse effects on Nxu’s suppliers and, as a result, Nxu.

In addition, in fiscal year 2023, Nxu became subject to requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) to diligence, disclose and report whether or not its products contain minerals originating from the Democratic Republic of the Congo and adjoining countries, or conflict minerals. Nxu may incur additional costs to comply with these disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in Nxu’s products. These requirements could adversely affect the sourcing, availability and pricing of minerals used in the components used in Nxu’s products. It is also possible that Nxu’s reputation may be adversely affected if it determines that certain of its products contain minerals not determined to be conflict-free or if it is unable to alter its products, processes or sources of supply to avoid use of such materials. Nxu may also encounter end-customers who require that all of the components of the products be certified as conflict free. If Nxu is not able to meet this requirement, such end-customers may choose to purchase products from a different company.

Unknown costs and risks may exist with the prolonged use of NxuOne™ Charging Network equipment and related systems, as the technology is recently developed and has not been widely deployed.

As the NxuOne™ Charging Station field trials commenced in the third quarter of 2023, Nxu does not know how its products will hold up over prolonged use. Since Nxu’s products have only been in use since September 2023, Nxu does not have any way to predict whether its charging stations will remain functional under heavy, persistent use. If the NxuOne™ Charging stations malfunction under heavy use, Nxu will be forced to bear the costs of repairing or replacing the equipment, and such costs could be substantial.

Nxu is dependent upon the availability of electricity at Nxu’s current and future charging stations. Cost increases, delays and/or other restrictions on the availability of electricity would adversely affect Nxu’s business and results of Nxu’s operations.

The operation and development of Nxu’s charging stations is dependent upon the availability of electricity, which is beyond Nxu’s control. Nxu’s charging stations are affected by problems accessing electricity sources, such as planned or unplanned power outages. In recent years, shortages of electricity have resulted in increased costs to users and interruptions in service. In particular, California has experienced rolling blackouts due to excessive demands on the electrical grid or as precautionary measures against the risk of wildfire. In the event of a power outage, Nxu will be dependent on the utility company to restore power. Any prolonged power outage could adversely affect customer experience and Nxu’s business and results of operations.

Changes in utility electricity pricing or new and restrictive constructs from regulations applicable to pricing may adversely impact future operating results. For example, some jurisdictions have required Nxu to switch from pricing on a per-minute basis to a per-kWh basis and other jurisdictions may follow suit. Utility rates may change in a way that adversely affects fast charging or in a way that may limit Nxu’s ability to access certain beneficial rate schedules. In addition, utilities or other regulated entities with monopoly power may receive authority to provide charging services that result in an anti-competitive advantage relative to Nxu and other private sector operators.

Nxu’s business is subject to risks associated with construction, cost overruns and delays and other contingencies that may arise in the course of completing installations and such risks may increase in the future as Nxu expands the scope of such services with other parties.

Charger installation and construction is typically performed by third-party contractors managed by Nxu. The installation and construction of charging stations at a particular site is generally subject to oversight and regulation in accordance with state and local laws and ordinances relating to building codes, safety, environmental protection and related matters and typically requires local utility cooperation in design and interconnection request approval and commissioning, as well as various local and other governmental approvals and permits that vary by jurisdiction. In addition, building codes, accessibility requirements, utility interconnect specifications, review, approval or study lead time or regulations may hinder EV charger installation and construction because they end up costing the developer or installer more in order to meet the code requirements. In addition, increased demand for the components necessary to install and construct charging stations could lead to higher installed costs. Meaningful delays or cost overruns caused by Nxu’s vendor supply chains, contractors, utility upgrades scope and delays, or inability of local utilities and approving agencies to cope with heightened levels of activity, may impact Nxu’s ability to satisfy the requirements under the build schedule and Nxu’s other contractual commitments, and may impact revenue recognition in certain cases and/or impact Nxu’s relationships, any of which could impact Nxu’s business and profitability, pace of growth and prospects.

Working with contractors may require Nxu to obtain licenses or require Nxu or Nxu’s customers to comply with additional rules, working conditions and other union requirements, which can add costs and complexity to an installation and construction project. If these contractors are unable to provide timely, thorough and quality installation-related services, Nxu could fall behind Nxu’s construction schedules or cause customers to become dissatisfied with the solutions Nxu offers. As the demand for public fast charging increases and qualification requirements for contractors become more stringent, Nxu may encounter shortages in the number of qualified contractors available to complete all of Nxu’s desired installations. If Nxu fails to timely pay Nxu’s contractors, they may file liens against Nxu’s owned or leased properties, putting Nxu’s occupancy or operations at risk.

Nxu’s business model is predicated on the presence of qualified and capable electrical and civil contractors and subcontractors in the new markets Nxu intends to enter. There is no guarantee that there will be an adequate supply of such partners. A shortage in the number of qualified contractors may impact the viability of the business plan, increase risks related to the quality of work performed and increase costs if outside contractors are brought into a new market.

In addition, Nxu’s business is exposed to risks associated with receiving site control and access necessary for the construction of the charging station and operation of the charging equipment, electrical interconnection and power supply at identified locations sufficient to host chargers on a timely basis. Nxu generally does not own the land at the charging sites and relies on site licenses with site hosts that convey the right to build, own and operate the charging equipment on the site. Nxu may not be able to renew the site licenses or retain site control. The process of establishing or extending site control and access could take longer or become more competitive. As the EV market grows, competition for premium sites may intensify, the power distribution grid may require upgrading, and electrical interconnection with local utilities may become more competitive, all of which may lead to delays in construction and/or commissioning. As a result, Nxu may be exposed to increased interconnection costs and utility fees, as well as delays, which may slow the pace of Nxu’s network expansion.

Nxu’s charging stations may be located in areas that are publicly accessible and may be exposed to vandalism or misuse by customers or other individuals, which would increase Nxu’s replacement and maintenance costs.

Nxu’s public chargers may be exposed to vandalism or misuse by customers and other individuals, increasing wear and tear of the charging equipment. Such damage could shorten the usable lifespan of the chargers and require Nxu to increase its spending on replacement, maintenance and insurance costs and could result in site hosts reconsidering the value of hosting Nxu’s charging stations at their sites. In addition, the cost of any such damage may not be covered by Nxu’s insurance in full or at all and, in the event of repeated damage to Nxu’s charging equipment, Nxu’s insurance premiums could increase and it could be subject to additional insurance costs or may not be able to obtain insurance at all, any of which could have an adverse effect on its business.

Nxu does not own a transportation fleet, nor any fleet vehicles, and so may not be able to transport NxuOne™ Charging Stations once produced. Cost of third-party transport may be high and the risk of loss surrounding transport may be high or hard to predict.

Nxu’s charging stations weigh several thousand pounds. There are inherent transportation risks associated with deployment and operation of its charging network. Nxu does not own a transportation fleet, so Nxu will have to hire a transportation company to transport the NxuOne™ Charging stations to deployment sites. Such transport may be incredibly costly, and Nxu has not been able to accurately predict or project transportation costs. In addition to the risk of losing control of the method of transportation, Nxu may not be able to adequately insure against loss during transport. There is a chance the NxuOne™ charging stations are irrevocably damaged in transit. If Nxu is unable to insure the NxuOne™ Charging Stations for transit, Nxu may be forced to bear the full risk of loss.

A significant interruption of Nxu’s information technology systems or the loss of confidential or other sensitive data, including cybersecurity risks, could have a material adverse impact on its operations and financial results.

Given Nxu’s reliance on information technology (its own and its third-party providers’), a significant interruption in the availability of information technology, regardless of the cause, or the loss of confidential, personal, or proprietary information (whether Nxu’s, its employees’, its suppliers’, or its customers’), regardless of the cause, could negatively impact its operations. While Nxu has invested in the protection of its data and information technology to reduce these risks and routinely test the security of its information systems network, Nxu cannot be assured that its efforts will prevent breakdowns or breaches in its systems that could adversely affect its business. Management is not aware of a cybersecurity incident that has had a material adverse impact on Nxu’s financial condition or results of operations; however, Nxu could suffer material financial or other losses in the future and Nxu is not able to predict the severity of these attacks. The occurrence of a cyber-attack, breach, unauthorized access, misuse, computer virus or other malicious code or other cybersecurity event could jeopardize or result in the unauthorized disclosure, gathering, monitoring, misuse, corruption, loss or destruction of confidential and other information that belongs to Nxu, its customers, its counterparties, or third-party suppliers and providers that is processed and stored in, and transmitted through, Nxu’s computer systems and networks. The occurrence of such an event could also result in damage to Nxu’s software, computers or systems, or otherwise cause interruptions or malfunctions in Nxu’s, its customers’, its counterparties’ or third parties’ operations. This could result in loss of customers and business opportunities, reputational damage, litigation, regulatory fines, penalties or intervention, reimbursement or other compensatory costs, or otherwise adversely affect Nxu’s business, financial condition or results of operations. As part of Nxu’s regular review of potential risks, Nxu analyzes emerging cybersecurity threats to Nxu and its third-party suppliers and providers as well as Nxu’s plans and strategies to address them. The Nxu board of directors, which has oversight responsibility for cybersecurity risks, is regularly briefed by management on such analyses.

Nxu is highly reliant on its networked charging solution and information technology systems and data, and those of its service providers and component suppliers, any of which systems and data may be subject to cyber-attacks, service disruptions or other security incidents, which could result in data breaches, loss or interruption of services, intellectual property theft, claims, litigation, regulatory investigations, significant liability, reputational damage and other adverse consequences.

The implementation, maintenance, segregation and improvement of Nxu’s information technology systems in the form of its networked charging solution and internal information technology systems, such as product data management, procurement, inventory management, production planning and execution, sales, service and logistics, financial, tax and regulatory compliance systems, require significant management time, support and cost, and there are inherent risks associated with developing, improving and expanding Nxu’s core systems as well as implementing new systems and updating current systems, including disruptions to the related areas of business operations. These risks may affect Nxu’s ability to manage its data and inventory, procure parts or supplies or manufacture, sell, deliver and service products, adequately protect its intellectual property or achieve and maintain compliance with, or realize available benefits under, tax laws and other applicable regulations.

While Nxu maintains information technology measures designed to protect it against intellectual property theft, data breaches, sabotage and other external or internal cyber-attacks or misappropriation, its systems and those of its service providers are potentially vulnerable to malware, ransomware, viruses, denial-of-service attacks, phishing attacks, social engineering, computer hacking, unauthorized access, exploitation of bugs, defects and vulnerabilities, breakdowns, damage, interruptions, system malfunctions, power outages, terrorism, acts of vandalism, security breaches, security incidents, inadvertent or intentional actions by employees or other third parties, and other cyber-attacks. To the extent any security incident results in unauthorized access or damage to or acquisition, use, corruption, loss, destruction, alteration or dissemination of Nxu data, including intellectual property and personal information, or Nxu products, or for it to be believed or reported that any of these occurred, it could disrupt Nxu’s business, harm its reputation, compel it to comply with applicable data breach notification laws, subject it to time consuming, distracting and expensive litigation, regulatory investigation and oversight, mandatory corrective action, require it to verify the correctness of database contents, or otherwise subject it to liability under laws, regulations and contractual obligations, including those that protect the privacy and security of personal information. This could result in increased costs to Nxu and result in significant legal and financial exposure and/or reputational harm.

Because Nxu also relies on third-party service providers, it cannot guarantee that its service providers’ and component suppliers’ systems have not been breached or that they do not contain exploitable defects, bugs, or vulnerabilities that could result in a security incident, or other disruption to, Nxu’s or Nxu’s service providers’ or component suppliers’ systems. Nxu’s ability to monitor its service providers’ and component suppliers’ security measures is limited, and, in any event, malicious third parties may be able to circumvent those security measures.

If Nxu does not successfully implement, maintain or expand its information technology systems as planned, its operations may be disrupted, its ability to accurately and/or timely report its financial results could be impaired and deficiencies may arise in its internal control over financial reporting, which may impact its ability to certify its financial results. If Nxu identifies material weaknesses in the future or otherwise fails to maintain an effective system of internal control over financial reporting, this may result in material misstatements contained within Nxu’s consolidated financial statements or cause Nxu to fail to meet its periodic reporting obligations. Moreover, Nxu’s proprietary information, including intellectual property and personal information, could be compromised or misappropriated, its reputation may be adversely affected if these systems or their functionality do not operate as expected and Nxu may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

Nxu may have difficulty protecting its intellectual property.

Nxu’s pending patents and other intellectual property could be unenforceable or ineffective once patent reviews are completed. Nxu anticipates patent review completion and patents issued in calendar years 2021, 2022, 2023, and 2024 based on the typical two-year process between filing and issuing. Nxu has continued to file patent applications throughout 2024 and plans to continue filing new patents over time. Nxu has filed these patents privately and the scope of what they cover remains confidential until they are issued. For any company creating brand new products, it is imperative to protect the proprietary intellectual property to maintain a competitive advantage. There is no doubt that a significant portion of Nxu’s current value depends on the strength and imperviousness of these pending patents. Nxu intends to continue to file additional patent applications and build its intellectual property portfolio as it discovers new technologies related to the development of plug-in electric vehicles.

Nxu believes that intellectual property will be critical to its success, and that Nxu will rely on trademark, copyright and patent law, trade secret protection and confidentiality and/or license agreements to protect its proprietary rights. If Nxu is not successful in protecting its intellectual property, it could have a material adverse effect on its business, results of operations and financial condition. While Nxu believes that it will be issued trademarks, patents and pending patent applications help to protect its business, there can be no assurance that its operations do not, or will not, infringe valid, enforceable third-party patents of third parties or that competitors will not devise new methods of competing with Nxu that are not covered by its anticipated patent applications. There can also be no assurance that Nxu’s patent applications will be approved, that any patents issued will adequately protect its intellectual property, or that such patents will not be challenged by third parties or found to be invalid or unenforceable or that Nxu’s patents will be effective in preventing third parties from utilizing a copycat business model to offer the same service in one or more categories. Moreover, it is intended that Nxu will rely on intellectual property and technology developed or licensed by third parties, and Nxu may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which Nxu’s intended services will be provided. The laws of certain countries do not protect proprietary rights to the same extent as the laws of the U.S. and, therefore, in certain jurisdictions, Nxu may be unable to protect its proprietary technology adequately against unauthorized third party copying or use, which could adversely affect its competitive position. Nxu expects to license in the future, certain proprietary rights, such as trademarks or copyrighted material, to third parties. These licensees may take actions that might diminish the value of its proprietary rights or harm its reputation, even if Nxu has agreements prohibiting such activity. Also, to the extent third parties are obligated to indemnify Nxu for breaches of its intellectual property rights, these third parties may be unable to meet these obligations. Any of these events could have a material adverse effect on Nxu’s business, results of operations or financial condition.

The U.S. Patent and Trademark Office and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case, which could have a material adverse effect on its business, results of operations and financial condition.

Intellectual property protection is costly.

Filing, prosecuting and defending patents related to Nxu’s products and software throughout the world is prohibitively expensive. Competitors may use Nxu’s technologies in jurisdictions where Nxu has not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where Nxu has patent protection, but where enforcement is not as strong as that in the U.S. These products may compete with Nxu’s products in jurisdictions where Nxu does not have any issued or licensed patents and Nxu’s patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing. Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to technology, which could make it difficult for Nxu to stop the infringement of Nxu’s patents or marketing of competing products in violation of Nxu’s proprietary rights generally. Proceedings to enforce Nxu’s patent rights in foreign jurisdictions could result in substantial cost and divert Nxu’s efforts and attention from other aspects of Nxu’s business.

Nxu may face state and federal regulatory challenges, including environmental and safety regulations.

Nxu is subject to numerous federal, state and local environmental laws and regulations governing, among other things, solid and hazardous waste storage, treatment and disposal, and remediation of releases of hazardous materials. There are significant capital, operating and other costs associated with compliance with these environmental laws and regulations. Environmental laws and regulations may become more stringent in the future, which could increase costs of compliance or require Nxu to manufacture with alternative technologies and materials.

Federal, state and local authorities also regulate a variety of matters, including, but not limited to, health, safety and permitting in addition to the environmental matters discussed above. New legislation and regulations may require Nxu to make material changes to Nxu’s operations, resulting in significant increases in the cost of production.

Nxu’s manufacturing process will have hazards such as but not limited to hazardous materials, machines with moving parts, and high voltage and/or high current electrical systems typical of large manufacturing equipment and related safety incidents. There may be safety incidents that damage machinery or products, slow or stop production, or harm employees. Consequences may include litigation, regulation, fines, increased insurance premiums, mandates to temporarily halt production, workers’ compensation claims, or other actions that impact Nxu’s company brand, finances, or ability to operate.

Nxu is susceptible to risks associated with an increased focus by stakeholders and regulators on climate change, which may adversely affect its business and results of operations.

Climate-related events, including the increasing frequency of extreme weather events and their impact on critical infrastructure in the United States and elsewhere, have the potential to disrupt Nxu’s business and those of its third-party suppliers, and customers, and may cause Nxu to experience higher attrition, losses and additional costs to maintain or resume operations. In addition, Nxu’s customers may begin to establish sourcing requirements related to sustainability. As a result, Nxu may receive requests for sustainability related information about its products, business operations, use of sustainable materials and packaging. Nxu’s inability to comply with these and other sustainability requirements in the future could adversely affect sales of and demand for its products.

Further, there is an increased focus, including by governmental and nongovernmental organizations, investors, customers, and other stakeholders, on climate change matters, including increased pressure to expand disclosures related to material physical and transition risks related to climate change or to establish sustainability goals, such as the reduction of greenhouse gas emissions, which could expose Nxu to market, operational and execution costs or risks. Nxu’s failure to establish such sustainability targets or targets that are perceived to be appropriate, as well as to achieve progress on those targets on a timely basis, or at all, could adversely affect the reputation of its brand and sales of and demand for its products. To the extent legislation is passed, such as the final rules recently adopted by the SEC with respect to enhanced and standardized climate-related disclosures, Nxu would incur significant additional costs of compliance due to the need for expanded data collection, analysis, and certification with respect to greenhouse gas emissions and other climate change related risks. Nxu may also incur additional costs or require additional resources to monitor, report and comply with such stakeholder expectations and standards and legislation, and to meet climate change targets and commitments if established.

Risks Related to the Electric Vehicle Industry

The automotive market, specifically with respect to electric vehicles, is highly competitive, and Nxu may not be successful in competing in this industry.

Both the automobile industry generally, and the electric vehicle segment in particular, are highly competitive, and Nxu will be competing for sales with both electric vehicle manufacturers and traditional automotive companies. Many of Nxu’s current and potential competitors may have significantly greater financial, technical, manufacturing, marketing, or other resources than Nxu does and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale, and support of their products than Nxu may devote to its products. Nxu expects competition for electric vehicles to intensify due to increased demand and a regulatory push for alternative fuel vehicles, continuing globalization, and consolidation in the worldwide automotive industry, as well as the recent significant increase in oil and gasoline prices. In addition, as fleet operators begin transitioning to electric vehicles on a mass scale, Nxu expects that more competitors will enter the commercial fleet electric vehicle market. Further, as a result of new entrants in the commercial fleet electric vehicle market, Nxu may experience increased competition for components and other parts of our vehicles, which may have limited or single-source supply.

Factors affecting competition include product performance and quality, technological innovation, customer experience, brand differentiation, product design, pricing and total cost of ownership, and manufacturing scale and efficiency. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and adversely affect Nxu’s business, prospects, financial condition, results of operations, and cash flows.

The EV charging market is characterized by rapid technological change, which requires Nxu to continue to develop new products and product innovations. Any delays in such development could adversely affect market adoption of Nxu’s products and financial results.

Continuing technological changes in battery and other EV technologies could adversely affect adoption of current EV charging technology, continuing and increasing reliance on EV charging infrastructure and/or the use of Nxu’s products and services. Nxu’s future success will depend in part upon Nxu’s ability to address the changing needs of the EV charging market. If Nxu is unable keep pace with changes in technology, Nxu’s gross margins will be adversely affected and Nxu’s prior products could become obsolete more quickly than expected.

If Nxu is unable to meet customer requirements on a timely basis or remain competitive with technological alternatives, Nxu’s products and services could lose market share, Nxu’s revenue will decline, Nxu may experience higher operating losses and Nxu’s business and prospects will be adversely affected.

Changes to fuel economy standards or the success of alternative fuels may negatively impact the EV market and thus the demand for Nxu’s products and services.

Regulatory initiatives that required an increase in the mileage capabilities of cars and consumption of renewable transportation fuels, such as ethanol and biodiesel, have helped increase consumer acceptance of EVs and other alternative vehicles. However, the EV fueling model is different from gasoline and other fuel models, requiring behavior changes and education of businesses, consumers, regulatory bodies, local utilities and other stakeholders. Further developments in and improvements in the affordability of, alternative technologies, such as renewable diesel, biodiesel, ethanol, hydrogen fuel cells or compressed natural gas, proliferation of hybrid powertrains involving such alternative fuels, or improvements in the fuel economy of internal combustion engine (“ICE”) vehicles, whether as the result of regulation or otherwise, may materially and adversely affect demand for EVs and EV charging stations in some market verticals. Regulatory bodies may also adopt rules that substantially favor certain alternatives to petroleum-based propulsion over others, which may not necessarily be EVs. Local jurisdictions may also impose restrictions on urban driving due to congestion, which may prioritize and accelerate micromobility trends and slow EV adoption growth. If any of the above cause or contribute to automakers reducing the availability of EV models or cause or contribute to consumers or businesses no longer purchasing EVs or purchasing fewer of them, it would materially and adversely affect Nxu’s business, operating results, financial condition and prospects.

Nxu has relied on complex machinery for its operations, and production involves a significant degree of risk and uncertainty in terms of operational performance, safety, security, and costs.

Nxu has relied heavily on complex machinery for its operations and its production involved a significant degree of uncertainty and risk in terms of operational performance, safety, security, and costs. Nxu’s manufacturing plant consists of large-scale machinery combining many components, including complex software to operate such machinery and to coordinate operating activities across the manufacturing plant. The manufacturing plant components are likely to suffer unexpected malfunctions from time to time, and will depend on repairs, spare parts, and IT solutions to resume operations, which may not be available when needed. Unexpected malfunctions of the manufacturing plant components may significantly affect operational efficiency. Operational performance and costs can be difficult to predict and are often influenced by factors outside of Nxu’s control, such as, but not limited to, scarcity of natural resources, environmental hazards and remediation, costs associated with decommissioning of machines, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems including the software used to control or operate them, industrial accidents, pandemics, fire, seismic activity, and natural disasters.

Should operational risks materialize, it may result in the personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, products, supplies, tools and materials, monetary losses, delays and unanticipated fluctuations in production, environmental damage, administrative fines, increased insurance costs, and potential legal liabilities, all which could have a material adverse effect on Nxu’s business, prospects, financial condition, results of operations, and cash flows. Although Nxu generally carries insurance to cover such operational risks, Nxu cannot be certain that its insurance coverage will be sufficient to cover potential costs and liabilities arising therefrom. A loss that is uninsured or exceeds policy limits may require Nxu to pay substantial amounts, which could adversely affect its business, prospects, financial condition, results of operations, and cash flows.

The electric vehicle technology industry is rapidly evolving and may be subject to unforeseen changes which could adversely affect the demand for Nxu’s chargers or other products and may increase its operating costs.

Nxu may be unable to keep up with changes in electric vehicle technology or alternatives to electricity as a fuel source and, as a result, its competitiveness may suffer. Developments in alternative technologies, such as advanced diesel, hydrogen, ethanol, fuel cells, or compressed natural gas, or improvements in the fuel economy of the ICE or the cost of gasoline, may materially and adversely affect Nxu’s business and prospects in ways Nxu does not currently anticipate.

The EV market currently benefits from the availability of rebates, tax credits and other financial incentives from governments, utilities and others to offset the purchase or operating cost of EVs and EV charging stations. The reduction, modification or elimination of such benefits could adversely affect Nxu’s financial results and ability to continue to grow.

The U.S. federal government and some state and local governments provide incentives to end users and purchasers of EVs and EV charging stations in the form of rebates, tax credits and other financial incentives, such as payments for regulatory credits. The EV market relies on these governmental rebates, tax credits and other financial incentives to significantly lower the effective price of EVs and EV charging stations. However, these incentives may expire on a particular date, end when the allocated funding is exhausted, or may be reduced or terminated as a matter of regulatory or legislative policy. In particular, Nxu has historically benefitted from the availability of federal tax credits under Section 30C of the Code, which effectively subsidized the cost of placing in service Nxu’s charging stations. The Inflation Reduction Act revised the credits under Section 30C of the Code to (i) retroactively extend the expiration of the credit as of December 31, 2021 (with such credit continuing to be capped at $30,000 per location for EV charging stations placed in service before January 1, 2023) until December 31, 2032, (ii) revised the credit structure, availability and requirements for EV charging stations placed in service after December 31, 2022 and (iii) introduced the concept of transferability of tax credits, providing an additional option to monetize such credits. As part of the revised credit structure and requirements for EV charging stations placed in service after December 31, 2022, the available Section 30C credit was expanded such that it is capped at $100,000 per item; however, in order to be eligible for such tax credit, EV charging stations must be installed in rural or low-income census tracts. Additionally, in order to receive the full tax credit, labor for EV charging station construction and maintenance must meet prevailing wage and apprenticeship requirements unless an exception applies. There can be no assurance that the EV charging stations placed in service by Nxu will meet the revised requirements for the Section 30C credits and compliance with such requirements could increase Nxu’s labor and other costs. Any reduction in rebates, tax credits or other financial incentives available to EVs or EV charging stations, could negatively affect the EV market and adversely impact Nxu’s business operations and expansion potential. In addition, there is no assurance Nxu will have the necessary tax attributes to utilize any such credits that are available and may not be able to monetize such credits on favorable terms.

Federal guidance on Buy America requirements (effective as of March 23, 2023) applicable to the National Electric Vehicle Infrastructure (“NEVI”) Program, which was established by the Bipartisan Infrastructure Law, requires immediate domestic assembly and U.S. steel requirements for chargers to qualify for funding under the NEVI program, with higher domestic content percentages required in 2024. Nxu’s suppliers may experience delays in bringing their U.S. facilities online, and Nxu may be unable to source Buy America-compliant chargers in time to take advantage of early NEVI funding opportunities or only at increased costs. Nxu may be at a disadvantage to competitors that have already implemented domestic assembly and content standards into their supply chain. Nxu’s customers may request delays or adjustments to their build-out plans in order to accommodate these added Buy America requirements, which could result in delays in receipt of revenue from customers.

New tariffs and policies that could incentivize overbuilding of infrastructure may also have a negative impact on the economics of Nxu’s stations. Furthermore, new tariffs and policy incentives could be put in place that favor equipment manufactured by or assembled at American factories, which may put Nxu’s fast charging equipment vendors at a competitive disadvantage, including by increasing the cost or delaying the availability of charging equipment, by challenging or delaying Nxu’s ability to apply or qualify for grants and other government incentives, or for certain charging infrastructure build-out solicitations and programs, including those initiated by federal government agencies.

Moreover, a variety of incentives and rebates offered by the U.S. federal government as well as state and local governments in order to encourage the use of EVs may be limited or reduced. In particular, the U.S. federal government offers a tax credit, the maximum amount of which is $7,500, for qualified new plug-in EVs. The Inflation Reduction Act modified the tax credit for new plug-in EVs and added new tax credits for used and commercial EVs. The Inflation Reduction Act removed the phase-out of tax credits for new plug-in EVs with respect to vehicle manufacturers that reached certain production levels beginning in 2023. However, the tax credit is subject to additional requirements and limitations, such as certain adjusted gross income limits for consumers claiming the credit, domestic content requirements for critical minerals and batteries and a requirement for final assembly to occur in North America. Such additional requirements and limitations for such tax credits may reduce incentives available to encourage the adoption of EVs; favor competitors whose production chains enable them to more readily take advantage of such incentives; delay purchases and installations of charging equipment by Nxu as manufacturing of charging equipment is moved to the U.S. in order to expand eligibility for such incentives (which, in turn, could delay Nxu’s recognition of revenue in connection with such stalls); increase the cost of procurement of some inputs in the construction of charging infrastructure; and negatively affect the EV market and adversely impact Nxu’s business operations and expansion potential. Any such developments could have an adverse effect on Nxu’s business, financial condition and results of operations.

Nxu has minimal experience servicing and repairing its charging stations. If Nxu or its partners are unable to adequately service its charging stations, Nxu’s business, prospects, financial condition, results of operations, and cash flows could be materially and adversely affected.

Nxu has minimal experience servicing and repairing its charging stations. Servicing its products requires specialized skills, including high voltage training and servicing techniques. Although Nxu is planning to internalize most aspects of vehicle service over time, initially Nxu plans to partner with third parties to enable nationwide coverage for its network. There can be no assurance that Nxu will be able to enter into an acceptable arrangement with any such third-party providers. There can be no assurance that Nxu’s service arrangements will adequately address the service requirements of its customers to their satisfaction, or that Nxu and its servicing partners will have sufficient resources, experience, or inventory to meet these service requirements in a timely manner as the volume of charging stations it deploys increases.

As Nxu continues to grow, additional pressure may be placed on its customer support team or partners, and Nxu may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support. Customer behavior and usage may result in higher than expected maintenance and repair costs, which may negatively affect its business, prospects, financial condition, results of operations, and cash flows. Nxu also could be unable to modify the future scope and delivery of its technical support to compete with changes in the technical support provided by its competitors. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect Nxu’s results of operations. If Nxu is unable to successfully address the service requirements of its customers or establish a market perception that it does not maintain high-quality support, Nxu may be subject to claims from its customers, including loss of revenue or damages, and its business, prospects, financial condition, results of operations, and cash flows could be materially and adversely affected.

Product recall could hinder growth and product liability or other claims could have a material adverse effect on Nxu’s business.

If the NxuOne™ Charging Station is unable to meet performance and quality criteria, Nxu may be required to perform product recalls to address said concerns. A product recall can have a substantial cost related to performing such corrective actions. Although Nxu will perform significant internal testing and qualifications, as well as external qualifications through approved third-party vendors against industry standards and regulatory requirements, there will be unperceived conditions which may negatively impact the customer or Nxu expected performance. As such, Nxu may perform a corrective action such as a recall of products, mandatory repairs of defective components, or litigation settlements which can materially affect its financial goals, operation results, brand, business, and products. If Nxu is unable to provide significant charging stations, its business success may be substantially affected.

A significant portion of Nxu’s success is its ability to deploy the appropriate number of charging stations, in strategic locations relative to its customers and customer behaviors. If Nxu is unable to deploy charging stations to specified locations, this may negatively affect Nxu’s brand, business, financial goals, operational results, and product success in the market. As such, to meet said availability requirements, Nxu will require significant capital investments to rapidly deploy said NxuOne™ Charging Stations, as well as development of relationships with third party members who can assist in deployment of said charging stations. If Nxu is unable to address service requirements, Nxu may negatively affect its customer experience. Nxu’s ability to engage with third party operating service stations, as well as its ability to establish company operated locations, will be critical to the success of developing a positive customer experience.

While Nxu will work diligently to meet all company and regulatory safety requirements, there is a chance that a component catastrophically fails. It is possible that through unknown circumstances or conditions out of Nxu’s control, some person is injured by its product.

A successful product liability claim against Nxu could require Nxu to pay a substantial monetary award. Moreover, a product recall could generate substantial negative publicity about its products and business. Nxu cannot provide assurance that such claims and/or recalls will not be made in the future.

Nxu is subject to substantial regulations and unfavorable changes to, or failure by Nxu to comply with, these regulations could substantially harm its business and operating results.

Nxu’s charging stations are subject to regulation under international, federal, state, and local laws. Nxu expects to incur significant costs in complying with these regulations. Regulations related to the battery and electric vehicle industry are currently evolving and Nxu faces risks associated with these changing regulations.

To the extent that a law changes, Nxu’s products may not comply with applicable international, federal, state, and local laws, which would have an adverse effect on its business. Compliance with changing regulations could be time consuming, burdensome, and expensive. To the extent compliance with new and existing regulations is cost prohibitive, its business prospects, financial condition, and operating results would be adversely affected.

Internationally, there may be laws and jurisdictions Nxu has not yet entered or laws Nxu is unaware of in jurisdictions Nxu has entered that may restrict its sales or other business practices. These laws may be complex, difficult to interpret and may change over time. Continued regulatory limitations and obstacles that may interfere with Nxu’s ability to commercialize its products could have a negative and material impact on its business, prospects, financial condition, and results of its operation.

Nxu is subject to requirements relating to environmental and safety regulations and environmental remediation matters which could adversely affect its business, results of operation and reputation.

Nxu is subject to numerous federal, state and local environmental laws and regulations governing, among other things, solid and hazardous waste storage, treatment and disposal, and remediation of releases of hazardous materials. There are significant capital, operating and other costs associated with compliance with these environmental laws and regulations. Environmental laws and regulations may become more stringent in the future, which could increase costs of compliance.

Federal, state and local authorities also regulate a variety of matters, including, but not limited to, health, safety and permitting in addition to the environmental matters discussed above. New legislation and regulations may require Nxu to make material changes to its operations, resulting in significant increases in the cost of production.

Nxu’s manufacturing process will have hazards such as but not limited to hazardous materials, machines with moving parts, and high voltage and/or high current electrical systems typical of large manufacturing equipment and related safety incidents. There may be safety incidents that damage machinery or products, slow or stop production, or harm employees. Consequences may include litigation, regulation, fines, increased insurance premiums, mandates to temporarily halt production, workers’ compensation claims, or other actions that impact its company brand, finances, or ability to operate.

Future administrations at the federal and state level may create regulatory uncertainty for the alternative energy sector and may have an adverse effect on Nxu’s business, prospects, financial condition and operating results.

The United States automotive industry is subject to certain federal and state regulations, and new regulations continue to be proposed to address concerns regarding the environment, vehicle safety, and energy independence. Consequently, the regulatory landscape can change on short notice.

Available government funding and economic incentives are subject to change for a variety of reasons that are beyond Nxu’s control, including budget and policy initiatives and priorities of current and future administrations at the federal and state level. Considering the waning government support for adoption of electric vehicle and clean energy initiatives during the first Trump Administration, the second Trump Administration could adversely affect the growth of the commercial electric vehicle market and alternative energy sector, which could adversely impact Nxu’s business, prospects, financial condition and operating results.

The following risk factor does not take into account the proposed Merger and assumes that Nxu remains a stand-alone company except as otherwise noted.

There can be no assurance that Nxu’s evaluation of strategic alternatives will enhance stockholder value or result in any transaction being consummated, and speculation and uncertainty regarding the outcome of its evaluation of strategic alternatives may adversely impact its business, financial condition and results of operations.

On May 10, 2024, Nxu announced its intention to evaluate strategic alternatives. There can be no assurance of the terms, timing or structure of any transaction, or whether any such transaction will take place at all, and any such transaction is subject to risks and uncertainties. The process of reviewing strategic alternatives may involve significant resources and costs. In addition, the announced evaluation of strategic alternatives may cause or result in:

•        disruption of its business;

•        diversion of the attention of management;

•        increased stock price volatility;

•        increased costs and advisory fees; and

•        challenges in retaining key employees

If Nxu is unable to mitigate these or other potential risks related to the uncertainty caused by its exploration of strategic alternatives, it may disrupt Nxu’s business or could have a material adverse effect on its financial condition and results of operations in future periods.

Nxu’s ability to complete a transaction, will depend on numerous factors, some of which are outside of its control. A merger of independent businesses is complex, costly and time-consuming. To consummate a merger, Nxu may incur asset write-offs and restructuring costs and other related expenses that could have a material adverse impact on its operating results. Mergers also involve numerous other risks, including potential exposure to assumed litigation and unknown environmental and other liabilities, as well as undetected internal control, regulatory or other issues, or additional costs not anticipated at the time of a transaction.

Even if a merger transaction is completed, there can be no assurance that it will be successful or have a positive effect on stockholder value. Further, it is not certain what impact any potential transaction may have on Nxu’s stock price, its current stockholders’ percentage ownership, business, financial condition, and results of operations.

Risks Related to Nxu’s Management

Nxu is dependent upon its executives for their services and the loss of personnel may have a material adverse effect on Nxu’s business and operations.

The loss of the services of Nxu’s CEO, CFO, or President, Mr. Mark Hanchett, Ms. Sarah Wyant, or Mrs. Annie Pratt, respectively, could have a material adverse effect on Nxu. Nxu does not maintain any key man life insurance on its executives. The loss of any of its executives’ services could cause investors to lose all or a part of their investment. Its future success will also depend on Nxu’s ability to retain and motivate other highly skilled employees. Competition for personnel in Nxu’s industry is intense. Nxu may not be able to retain its key employees or attract, assimilate or retain other highly qualified employees in the future. If Nxu does not succeed in attracting new personnel or retaining and motivating its current personnel, its business will be adversely affected.

Nxu’s management team does not have experience running a public company.

While Nxu’s management team has a wide breadth of business experience, none of its executive officers have held an executive position at a publicly traded company. Given the onerous compliance requirements to which public companies are subject, there is a chance its executive officers will fail to perform at a level expected of public company officers. In such an event, Nxu’s share price could be adversely affected. The management team’s limited experience in dealing with the increasingly complex laws pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time may be devoted to these activities which will result in less time being devoted to the management and growth of Nxu. Nxu may not have adequate personnel with the appropriate level of knowledge, experience and training in the accounting policies, practices or internal control over financial reporting required of public companies in the United States. Nxu may upgrade its systems to an enterprise resource management system, and a delay could impact its ability or prevent it from timely reporting its operating results, timely filing required reports with the SEC and complying with Section 404 of the Sarbanes-Oxley Act. The development of the standards and controls necessary for Nxu to achieve the level of accounting standards required of a public company in the United States may require costs greater than expected.

Management’s judgment, estimates and assumptions have a significant impact on business decisions and accounting policies.

Nxu’s management team is not infallible. Nxu relies heavily on its management team’s judgment in formulating the estimates and assumptions that govern its business decisions and accounting policies. Despite their best intentions, errors in Nxu’s management team’s judgment may result in significant negative impacts to Nxu’s financial performance.

Nxu relies on human resources, the loss of services of any of such personnel may have a material adverse effect on its business and operations.

Nxu relies on its management team, its advisors, third-party consultants, third-party developers, service providers, technology partners, outside attorneys, advisors, accountants, auditors, and other administrators. The loss of services of any of such personnel may have a material adverse effect on its business and operations.

Limitations of director liability and director and officer indemnification.

Nxu’s Charter limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•        breach of their duty of loyalty to Nxu or its stockholders;

•        act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•        unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•        transactions for which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under the federal or state securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission. The Nxu Bylaws provide that Nxu will indemnify its directors, officers and employees to the fullest extent permitted by law. The Nxu Bylaws also provide that Nxu is obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding. Nxu believes that the Nxu Bylaw provisions are necessary to attract and retain qualified persons as directors and officers. The limitation of liability in the Nxu Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might provide a benefit to Nxu and its stockholders. Nxu’s results of operations and financial condition may be harmed to the extent Nxu pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Limitations on remedies; indemnification.

Nxu’s Charter, as amended from time to time, provides that officers, directors, employees and other agents and their affiliates shall only be liable to Nxu and its stockholders for losses, judgments, liabilities and expenses that result from fraud or other breach of fiduciary obligations. Additionally, Nxu assumed certain indemnification agreements with each of its officers and directors consistent with industry practice. Thus, certain alleged errors or omissions might not be actionable by Nxu. Nxu’s governing instruments also provide that, under the broadest circumstances allowed under law, Nxu must indemnify its officers, directors, employees and other agents and their affiliates for losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with Nxu, including liabilities under applicable securities laws.

Risks Related to Nxu’s Capital Structure and Ownership of Nxu Class A Common Stock

Nxu cannot predict the impact its dual class structure may have on its stock price.

Nxu cannot predict whether its dual class structure will result in a lower or more volatile market price of the Nxu Class A common stock or in adverse publicity or other adverse consequences. For example, because of its dual class structure, Nxu will likely be excluded from certain indexes, and Nxu cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make the Nxu Class A common stock less attractive to other investors. As a result, the market price of the Nxu Class A common stock could be adversely affected.

The market price of the Nxu Class A common stock has fluctuated, and may continue to fluctuate, significantly.

The market price of the Nxu Class A common stock has fluctuated, and may continue to fluctuate, significantly and Nxu’s stockholders may lose all or part of their investment.

The market prices for securities of startup companies have historically been highly volatile, and the market has from time-to-time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The market price of the Nxu Class A common stock has fluctuated, and may continue to fluctuate, significantly in response to numerous factors, some of which are beyond its control, such as:

•        actual or anticipated adverse results or delays in its research and development efforts;

•        its failure to commercialize its Nxu Platform and Nxu Truck;

•        unanticipated serious safety concerns related to the use of its products;

•        adverse regulatory decisions;

•        legal disputes or other developments relating to proprietary rights, including patents, litigation matters and its ability to obtain patent protection for its intellectual property, government investigations and the results of any proceedings or lawsuits, including patent or stockholder litigation;

•        changes in laws or regulations applicable to the electric vehicle industry;

•        Nxu’s dependence on third party suppliers;

•        announcements of the introduction of new products by its competitors;

•        market conditions in the electric vehicle industry;

•        announcements concerning product development results or intellectual property rights of others;

•        future issuances of Nxu’s common stock or other securities;

•        the addition or departure of key personnel;

•        actual or anticipated variations in quarterly operating results;

•        announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by Nxu or Nxu’s competitors;

•        its failure to meet or exceed the estimates and projections of the investment community;

•        issuances of debt or equity securities;

•        trading volume of Nxu common stock;

•        sales of the Nxu Class A common stock by Nxu or its stockholders in the future;

•        overall performance of the equity markets and other factors that may be unrelated to its operating performance or the operating performance of its competitors, including changes in market valuations of similar companies;

•        failure to meet or exceed any financial guidance or expectations regarding development milestones that Nxu may provide to the public;

•        ineffectiveness of Nxu’s internal controls;

•        general political and economic conditions;

•        effects of natural or man-made catastrophic events;

•        scarcity of raw materials necessary for battery production; and

•        other events or factors, many of which are beyond Nxu’s control.

Further, price and volume fluctuations may result in volatility in the price of the Nxu Class A common stock, which could cause a decline in the value of Nxu’s common stock. Price volatility of the Nxu Class A common stock might worsen if the trading volume of its shares is low. The realization of any of the above risks or any of a broad range of other risks, including those described in these “RISK FACTORS,” could have a dramatic and material adverse impact on the market price of the Nxu Class A common stock.

The Nxu Class A common stock may be delisted from Nasdaq if Nxu does not maintain compliance with Nasdaq’s continued listing requirements. If the Nxu Class A common stock is delisted, it could negatively impact Nxu.

Continued listing of a security on Nasdaq is conditioned upon compliance with various continued listing standards. On April 2, 2024, Nxu received a notice from Nasdaq stating that Nxu is not in compliance with the $1.00 minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on Nasdaq (the “Minimum Bid Requirement”). On October 1, 2024, Nxu received a second notice from Nasdaq confirming that Nxu is still not in compliance with the Minimum Bid Requirement as of September 30, 2024 and granting Nxu an additional 180 days, or until March 31, 2025, to regain compliance. Nasdaq’s determination is based on Nxu meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market with the exception of the bid price requirement, and Nxu’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

On September 4, 2024, Nxu received a notice from Nasdaq notifying Nxu that, due to Ms. Nightengale not standing for re-election as a director of Nxu at Nxu’s 2024 annual meeting of stockholders held on August 14, 2024, Nxu was no longer in compliance with Nasdaq’s audit committee requirements as set forth in Nasdaq Listing Rule 5605. On January 13, 2024, the Nxu board of directors elected Erin Essenmacher to serve as an independent director of Nxu, effective immediately, to fill the vacancy on the Nxu board of directors. The Nxu board of directors also appointed Ms. Essenmacher to fill the existing vacancy on the audit committee of the Nxu board of directors.

No assurances can be provided that Nxu will regain compliance with the minimum bid price requirement within the required compliance period. If the Nxu Class A common stock ultimately were to be delisted for any reason, it could negatively impact Nxu by (i) reducing the liquidity and market price of the Nxu Class A common stock; (ii) reducing the number of investors willing to hold or acquire the Nxu Class A common stock, which could negatively impact Nxu’s ability to raise equity financing; (iii) limiting Nxu’s ability to use a registration statement to offer and sell freely tradable securities, thereby preventing Nxu from accessing the public capital markets; and (iv) impairing Nxu’s ability to provide equity incentives to its employees.

If the market price of the Nxu Class A common stock continues to remain under $1.00 per share, the only cure may be to enact a reverse split of the stock. Failure to maintain compliance with Nasdaq’s Continued Listing Rules could be costly and have material adverse effects.

Nxu will continue to monitor the closing bid price of the Nxu Class A Common Stock and seek to maintain compliance with all applicable Nasdaq requirements within the allotted compliance periods and may, if appropriate, consider available options, including implementation of an additional reverse stock split if the Reverse Stock Split Proposal is approved, to regain compliance with the Minimum Bid Requirement.

On December 27, 2023, Nxu completed a reverse stock split at a ratio of 1-for-150. If Nxu does not maintain compliance with the Minimum Bid Requirement, Nxu may be forced to complete another reverse stock split, which could negatively affect the price of its the Nxu Class A common stock.

Further, while Nasdaq rules do not impose a specific limit on the number of times a listed company may effect a reverse stock split to maintain or regain compliance with the Minimum Bid Requirement, Nasdaq has stated that a series of reverse stock splits may undermine investor confidence in securities listed on Nasdaq. Accordingly, Nasdaq may determine that it is not in the public interest to maintain Nxu’s listing, even if Nxu regains compliance with the Minimum Bid Requirement.

In addition, Nasdaq Listing Rule 5810(c)(3)(A)(iv) states that if a listed company that fails to meet the Minimum Bid Requirement after effecting one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one, then the company is not eligible for a compliance period. Nxu has effected a reverse stock split with a cumulative ratio of 150 shares to one. A subsequent reverse stock split could cause Nxu to exceed the 1-for-250 ratio. If such ratio is exceeded, Nxu would no longer be eligible for a compliance period and may be subject to an immediate delisting notification in the event it cannot comply with the Minimum Bid Requirement in the future.

Any future non-compliance may be costly, divert management’s time and attention, and could have a material adverse effect on Nxu’s business, reputation, financing, and results of operation. A delisting could substantially decrease trading in the Nxu Class A Common Stock, adversely affect the market liquidity of the Nxu Class A common as a result of the loss of market efficiencies associated with Nasdaq and the loss of federal preemption of state securities laws, materially adversely affect its ability to obtain financing on acceptable terms, if at all, and may result in the potential loss of confidence by investors, suppliers, customers and employees and fewer business development opportunities. Additionally, the market price of the Nxu Class A Common Stock may decline further and stockholders may lose some or all of their investment.

Nxu does not anticipate dividends to be paid on the Nxu Class A common stock and investors may lose the entire amount of their investment.

A dividend has never been declared or paid in cash on the Nxu Class A common stock and Nxu does not anticipate such a declaration or payment for the foreseeable future. Nxu expects to use future earnings, if any, to fund business growth. Therefore, stockholders will not receive any funds absent a sale of their Nxu Class A common stock. Nxu cannot assure stockholders of a positive return on their investment when they sell their Nxu Class A common stock, nor can Nxu assure that stockholders will not lose the entire amount of their investment. Any payment of dividends on its capital stock will depend on Nxu’s earnings, financial condition and other business and economic factors affecting Nxu at such a time as the Nxu board of directors may consider it relevant. If Nxu does not pay dividends, the Nxu Class A common stock may be less valuable because a return on its stockholders’ investment will only occur if the Nxu Class A common stock price appreciates.

Nxu is an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if Nxu takes advantage of certain exemptions from disclosure requirements available to emerging growth companies and smaller reporting companies, this could make its securities less attractive to investors and may make it more difficult to compare its performance with other public companies.

Nxu is an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and Nxu may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, Nxu’s stockholders may not have access to certain information they may deem important. Nxu could be an emerging growth company for up to five years, although circumstances could cause Nxu to lose that status earlier, including if the market value of the Nxu Class A common stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case Nxu would no longer be an emerging growth company as of the following December 31. Nxu cannot predict whether investors will find its securities less attractive because Nxu will rely on these exemptions. If some investors find Nxu’s securities less attractive as a result of its reliance on these exemptions, the trading prices of its securities may be lower than they otherwise would be, there may be a less active trading market for its securities and the trading prices of its securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. Nxu has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, Nxu, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Nxu’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

Additionally, Nxu is a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. Nxu will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of Nxu’s common stock held by non-affiliates exceeds $250 million as of the end of the prior June 30th, or (2) Nxu’s annual revenues exceeded $100 million during such completed fiscal year and the market value of Nxu’s common stock held by non-affiliates exceeds $700 million as of the prior June 30. To the extent Nxu takes advantage of such reduced disclosure obligations, it may also make the comparison of Nxu’s financial statements with other public companies difficult or impossible.

Nxu will incur significant additional costs as a result of being a public company, and its management will be required to devote substantial time to compliance with its public company responsibilities and corporate governance practices.

Nxu expects to incur increased costs associated with corporate governance requirements that are applicable to it as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Customer Protection Act of 2010, and the Exchange Act, as well as the rules of Nasdaq. These rules and regulations are expected to significantly increase its accounting, legal and financial compliance costs and make some activities more time consuming, including due to increased training of its current employees and increased assistance from consultants. Nxu expects such expenses to further increase after it is no longer an “emerging growth company.” Nxu also expects these rules and regulations to make it more expensive for it to maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for Nxu to attract and retain qualified persons to serve on the Nxu board of directors or as executive officers. Furthermore, these rules and regulations will increase its legal and financial compliance costs and will make some activities more time-consuming and costly. Nxu cannot predict or estimate the amount of additional costs it will incur as a public company or the timing of such costs. In addition, its management team will need to devote substantial attention to transitioning to interacting with public company analysts and investors and complying with the increasingly complex laws pertaining to public companies, which may divert attention away from the day-to-day management of Nxu’s business, including operational and sales and marketing activities. Increases in costs incurred or diversion of management’s attention as a result of becoming a publicly traded company may adversely affect its business, prospects, financial condition, results of operations, and cash flows.

Small public companies are inherently risky and Nxu may be exposed to market factors beyond Nxu’s control. If such events were to occur it may impact its operating results.

Managing a small public company involves a high degree of risk. Few small public companies ever reach market stability and Nxu will be subject to oversight from governing bodies and regulations that will be costly to meet. Nxu’s present officers have limited experience in managing a fully reporting public company, so Nxu may be forced to obtain outside consultants to assist it with meeting these requirements. These outside consultants are expensive and can have a direct impact on Nxu’s ability to be profitable. This will make an investment in Nxu a highly speculative and risky investment.

The Nxu Bylaws include forum selection provisions, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with Nxu.

The Nxu Bylaws require that, unless Nxu consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if that court lacks subject matter jurisdiction, another federal or state court situated in the State of Delaware) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of its business, (ii) any action asserting a claim of breach of a duty owed by any director, officer, employee, agent or stockholder of Nxu to Nxu or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine. In addition, the Nxu Bylaws require that, unless Nxu consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act and the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in shares of Nxu’s capital stock is deemed to have notice of and consented to the foregoing provisions.

These forum selection provisions in the Nxu Bylaws may limit its stockholders’ ability to obtain a favorable judicial forum for disputes with Nxu, which may discourage such lawsuits against Nxu. Nxu cannot be certain as to whether a court would enforce these provisions, and if a court were to find the forum selection provisions contained in the Nxu Bylaws to be inapplicable or unenforceable in an action, Nxu may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, operating results and financial condition. Furthermore, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Nxu may use equity incentives for employees, advisors, directors, key consultants and select affiliates. Any issuance of stock upon the conversion of options and/or incentive rights will result in the dilution of the ownership interests of its existing stockholders.

Nxu may use equity incentives for employees, advisors, directors, key consultants and select affiliates. Any issuance of stock upon the conversion of options and/or incentive rights, including settlement or exercise of incentive awards prior to or concurrently with the Merger, will result in the dilution of the ownership interests of its existing stockholders.

Nxu is subject to general securities investment risks.

All investments in securities involve the risk of loss of capital. No guarantee or representation is made that an investor will receive a return of its capital. The value of the Nxu Class A common stock can be adversely affected by a variety of factors, including development problems, regulatory issues, technical issues, commercial challenges, competition, legislation, government intervention, industry developments and trends, and general business and economic conditions.

A sale, or the perception of future sales, of a substantial number of shares of Nxu Class A common stock may cause the share prices to decline.

If Nxu’s stockholders sell, or the market perceives that Nxu’s stockholders intend to sell for various reasons, substantial amounts of the Nxu Class A common stock in the public market, including shares issued in connection with the exercise of outstanding options, the market price of its shares could fall. Sales of a substantial number of shares of the Nxu Class A common stock may make it more difficult for Nxu to sell equity or equity-related securities in the future at a time and price that Nxu deems reasonable or appropriate. Nxu may become involved in securities class action litigation that could divert management’s attention and harm its business. The stock markets have from time-to-time experienced significant price and volume fluctuations that have affected the market prices for the common stock of automotive companies. These broad market fluctuations may cause the market price of the Nxu Class A common stock to decline. In the past, securities class action litigation has often been brought against a company following a decline in the market price of a company’s securities. Nxu may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect its business.

Nxu’s quarterly operating results may fluctuate.

Nxu expects its operating results to be subject to quarterly fluctuations. Nxu’s net loss and other operating results will be affected by numerous factors, including:

•        any intellectual property infringement lawsuit in which Nxu may become involved;

•        regulatory developments affecting its products and related services; and

•        Nxu’s execution of any collaborative, licensing or similar arrangements, and the timing of payments Nxu may make or receive under these arrangements.

If Nxu’s quarterly operating results fall below the expectations of investors or securities analysts, the price of the Nxu Class A common stock could decline substantially. Furthermore, any quarterly fluctuations in its operating results may, in turn, cause the price of the Nxu Class A common stock to fluctuate substantially.

Unfavorable securities industry reports could have a negative effect on Nxu’s share price.

Any trading market for the Nxu Class A common stock will be influenced in part by any research reports that securities industry analysts publish about Nxu. Should one or more of such analysts downgrade Nxu’s securities, or otherwise reports on Nxu unfavorably, or discontinues coverage, the market price and market trading volume of the Nxu Class A common stock could be negatively affected.

Risks Related to Verde

Risks Related to Verde’s Financial Position and Need for Capital

Verde is an early stage company with a history of net losses and negative cash flow from operations, very limited revenues from product sales to date, and its ability to generate meaningful revenues going forward or to become profitable is uncertain.

Verde has recorded losses since 2020, and its future profitability is uncertain. Verde has been engaged primarily in research and development and early-stage commercial activities. For the nine months ended September 30, 2024 and 2023, Verde’s net loss was $8.2 million and $8.5 million, respectively, and for the year ended December 31, 2023, Verde’s net loss was $12.1 million. As of September 30, 2024, Verde’s accumulated deficit was $34.6 million. Verde expects that its net losses and negative cash flow from operations could continue for the foreseeable future. Based on Verde’s estimates and projections, which are subject to significant risks and uncertainties, Verde does not expect to reach commercial scale production and generate Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA’’) until at least the fourth quarter of 2025. Even if Verde is able to commercialize its products and generate revenue from product sales, it may not generate sufficient revenue to operate its business and become profitable, if at all.

Verde did not generate any product revenue prior to April 2023, and has generated only a very small amount of product revenue from a very limited number of customers to date. Verde’s ability to generate revenues in the near-term is highly dependent on the successful commercialization of its products, which is subject to many risks and uncertainties as described below. Verde expects that it will take time for production of its products to ramp up to an economical scale while the market for its products expands. As a result, Verde expects to experience losses and negative cash flow from operations for at least the next six months, as it incurs additional costs and expenses for the continued development and expansion of its business, including the costs of continuing to build out its manufacturing capacity and ongoing expenses of research and product development. Because Verde will incur the capital costs and expenses from these efforts before receiving meaningful revenue, its losses in future periods could be significant. Verde may find that these efforts are more expensive than it currently estimates or that these efforts may not result in revenues, which would further increase its losses. The amount Verde spends will impact its ability to become profitable and this will depend, in part, on the number of new products that it attempts to develop. Verde may not achieve any or all of these goals and, thus, it cannot provide assurances that it will ever be profitable or achieve significant revenues.

Even if Verde can successfully manufacture and sell its products, whether Verde will be able to generate a profit on any of these products is highly uncertain and depends on a number of factors including the cost of production, the price it is able to charge for these products, and the emergence of competing products.

Verde’s operating results may fluctuate significantly as a result of a variety of factors, many of which are outside of its control.

Verde is subject to, among other things, the following factors that may negatively affect its operating results:

•        fluctuating prices of biopolymers due to availability of raw materials, skepticism on biodegradable materials, and uncertain rise and fall of current market demands;

•        the announcement or introduction of new products by Verde’s competitors;

•        Verde’s ability to supply to a significantly growing market within the next 2 – 5 years;

•        Verde’s ability to attract and retain key personnel in a timely and cost-effective manner;

•        Verde’s ability to attract customers for its products;

•        technical difficulties;

•        the amount and timing of operating costs and capital expenditures relating to the expansion of Verde’s business, operations and infrastructure;

•        Verde’s ability to identify and enter into relationships with appropriate and qualified third-party providers of necessary testing and manufacturing services;

•        regulations by federal state or local governments; and

•        general economic conditions, as well as general economic conditions specific to the ethanol production and bioplastics industry, and other industries related to compostable or biodegradable substitutes from non-biodegradable plastics.

As a result of Verde’s limited operating history and the nature of the markets in which it competes, it is difficult for Verde to forecast its revenues or earnings accurately. Verde has based its anticipated future expense levels largely on its investment plans and estimates of future events, although certain of its expense levels will, to a large extent, become fixed. As a strategic response to changes in the competitive environment, Verde may from time to time make certain decisions concerning expenditures, pricing, service or marketing that could have a material adverse effect on its business, results of operations and financial condition. Due to the foregoing factors, Verde’s revenues and operating results are difficult to forecast.

Verde’s business is not diversified.

Verde’s initial commercial success depends on its ability to complete construction and profitably and successfully operate its research and development and manufacturing facility in Fullerton, California (the “Fullerton Facility”). Other than the future production and sale of products, Verde does not have significant other lines of business or other sources of revenue. Such lack of diversification may limit Verde’s ability to adapt to changing business conditions and could have an adverse effect on Verde’s business, financial condition, results of operations and prospects.

Verde may be unable to manage rapid growth effectively.

Verde’s failure to manage growth effectively could have a material and adverse effect on its business, results of operations and financial condition. Verde anticipates that a period of significant expansion will be required to address potential growth, including securing adequate supplies of raw materials and equipment, and moving large quantities of raw materials, work-in-progress and finished goods. This expansion will place a significant strain on Verde’s management, operational and financial resources. While Verde’s key suppliers have informed it that they believe they will be able to supply necessary raw materials and equipment to meet its plans, there is no guarantee they will be able to meet their commitments. Additionally, to manage the expected growth of Verde’s operations and personnel, Verde must establish appropriate and scalable operational and financial systems, procedures and controls and must establish a qualified finance, administrative and operations staff. Verde has made key hires experienced in manufacturing and logistics to scale and has implemented an EPICOR ERP system to maintain finance and accounting, raw materials, WIP, finished goods and logistics. Verde’s management may be unable to continue to hire, train, retain and manage the necessary personnel or to identify, manage and exploit potential strategic relationships and market opportunities.

Verde will not realize meaningful new capital through the Merger and, accordingly, will need to secure additional capital to execute on its business plan, which additional capital may not be available on favorable terms, or at all.

Verde expects that it will have sufficient capital to fund its planned operations through the completion of its ongoing current planned capacity buildout at the Fullerton Facility. Thereafter, Verde will need to raise additional working capital and capital to scale its PolyEarthylene resin warehouse capacity in the Fullerton Facility and establish its contemplated high-volume manufacturing facility, which Verde expects will be located in the Midwestern or Southwestern United States. The Merger is not expected to result in any new meaningful capital to Verde to fund its growth. Verde will be dependent in large part on completing a financing in connection with or following the completion of the Merger in order to fund its contemplated growth, including its planned new high-volume manufacturing facility. There can be no assurance that any such financing will be available to Verde at all or in the desired amounts or on favorable terms. If Verde or the combined company cannot raise sufficient capital in a timely manner and in a sufficient amount and on favorable terms, Verde will be delayed and could potentially be prevented from executing its growth plans, and its business, results of operations and financial condition may be materially adversely affected.

To the extent that Verde raises additional funds in connection with or after the Merger through the sale of equity or debt securities, (i) it may incur fees associated with such issuance, (ii) its existing stockholders will experience dilution from the issuance of new equity securities, (iii) it may incur ongoing interest expense and be required to grant a security interest in its assets in connection with any debt issuance and (iv) the new equity or debt securities may have rights, preferences and privileges senior to those of its existing stockholders. Debt financing and preferred equity financing, if available, may also involve agreements that include covenants limiting or restricting Verde’s ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. In addition, utilization of Verde’s net operating loss and research and development credit carryforwards may be subject to significant annual limitations under Section 382 of the Code due to ownership changes resulting from future equity financing transactions.

If Verde raises additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish valuable rights to its potential products or proprietary technologies or grant licenses on terms that are not favorable to Verde. In the event Verde is unable to obtain additional financing, Verde may be unable to successfully implement its business plan, which could have a material and adverse impact on its business, including you losing your entire investment.

Verde’s independent registered public accounting firm’s report for Verde contains an explanatory paragraph that expresses substantial doubt about its ability to continue as a “going concern” without significant revenue or additional capital.

Verde’s existence is dependent upon Verde’s management’s ability to obtain additional funding sources, enter into strategic alliances or generate significant revenues, to cover its ongoing operating expenses, and also to continue to develop and be able to profitably market its products. Verde cannot assure you that adequate additional financing will be available to Verde on acceptable terms, or at all. If Verde is unable to raise additional capital and/or enter into strategic alliances when needed or on attractive terms, it would be forced to delay or reduce any commercialization efforts. Verde anticipates incurring additional losses until such time, if ever, that it can generate significant sales. These circumstances raise substantial doubt about Verde’s ability to continue as a going concern within one year after the date that the financial statements of Verde included elsewhere in this proxy statement/prospectus were issued. Additional working capital will be required to continue operations and scale its products. The financial statements of Verde included elsewhere in this proxy statement/prospectus do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result should Verde be unable to continue as a going concern.

Verde’s independent registered public accounting firm identified a material weakness in its internal control over financial reporting as of December 31, 2023. If Verde is unable to develop and maintain an effective system of internal control over financial reporting, it may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in Verde and materially and adversely affect Verde’s business and operating results.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of Verde’s annual or interim financial statements will not be prevented, or detected or corrected on a timely basis.

Effective internal controls are necessary to provide reliable financial reports and reduce the risk of fraud. Verde continues to evaluate measures to remediate the material weaknesses. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.

If any new material weaknesses are identified in the future, any such newly identified material weakness could limit Verde’s ability to prevent or detect a misstatement of its accounts or disclosures that could result in a material misstatement of Verde’s annual or interim financial statements. In such case, Verde may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable Nasdaq listing requirements, investors may lose confidence in Verde’s financial reporting and Verde’s share price may decline as a result. Verde cannot assure you that the measures it has taken to date, or any measures it may take in the future, will be sufficient to avoid potential future material weaknesses.

Additionally, if Verde’s revenue and other accounting, auditing or tax systems do not operate as intended or do not scale with anticipated growth in Verde’s business, the effectiveness of its internal controls over financial reporting could be adversely affected. Any failure to develop, implement, or maintain effective internal controls related to Verde’s revenue and other accounting, auditing or tax systems and associated reporting could materially adversely affect its business, results of operations, and financial condition or cause Verde to fail to meet its reporting obligations.

Verde has encountered difficulties with growth and change. If Verde fails to address these difficulties in assessing data usage, if the personnel handling its accounting, auditing or finance function fail to perform at an appropriate level for a public company, or if other weaknesses in internal controls are detected, it may be determined that Verde has a material weakness. In addition, most of Verde’s employees who work within its accounting, auditing and financial reporting functions have limited to no experience managing a publicly traded company and have limited to no experience implementing, monitoring and enforcing the internal financial, auditing and accounting controls for a publicly traded company. The identification of a material weakness could result in regulatory scrutiny and cause investors to lose confidence in Verde’s reported financial condition and otherwise have a material adverse effect on its business, financial condition, cash flow or results of operations.

Verde is in the process of designing and implementing measures to improve its internal control over financial reporting to remediate any possible material weaknesses, primarily by implementing additional review procedures within its accounting, auditing and finance department, hiring additional staff, designing and implementing information technology and application controls in its financially significant systems, and, if appropriate, engaging external auditing and accounting experts to supplement its internal resources in its computation and review processes. While Verde is designing and implementing measures to remediate the material weaknesses, Verde cannot predict the success of such measures or the outcome of its assessment of these measures at this time. Verde can give no assurance that these measures will remediate either of the deficiencies in internal control or that additional material weaknesses or significant deficiencies in its internal control over financial reporting will not be identified in the future. Verde’s failure to implement and maintain effective internal control over financial reporting could result in errors in its financial statements that may lead to a restatement of its financial statements or cause it to fail to meet its reporting obligations.

As a public company, Verde will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of Verde’s internal control over financial reporting for each annual report on Form 10-K to be filed with the SEC. This assessment will need to include disclosure of any material weaknesses identified by Verde’s management in its internal control over financial reporting. Verde will be required to disclose changes made in its internal controls and procedures on a quarterly basis. To comply with the requirements of being a public company, Verde expects to need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff. Failure to comply with the Sarbanes-Oxley Act could potentially subject Verde to sanctions or investigations by the SEC, Nasdaq or other regulatory authorities, which would require additional financial and management resources. Verde has begun the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, but Verde may not be able to complete its evaluation, testing and any required remediation in a timely fashion.

Changes in tax law may adversely affect Verde or its investors.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to tax laws (which changes may have retroactive application) could adversely affect Verde or holders of Verde’s stock. In recent years, many such changes have been made, and changes are likely to continue to occur in the future. It cannot be predicted whether, when, in what form or with what effective dates tax laws, regulations and rulings may be enacted, promulgated or issued, which could result in an increase in Verde’s or its stockholders’ tax liability or require changes in the manner in which Verde operates in order to minimize or mitigate any adverse effects of changes in tax law. Investors should consult their tax advisors regarding the potential consequences of changes in tax law on Verde’s business and on the ownership and disposition of Verde stock.

Verde’s ability to utilize its net operating loss carryforwards and tax credit carryforwards to offset future taxable income may be subject to certain limitations.

Verde has a history of cumulative losses and anticipates that it will continue to incur significant losses in the near future; thus, Verde does not know whether or when it will generate taxable income necessary to use its net operating loss (“NOL”) carryforwards or tax credit carryforwards. As of December 31, 2023, Verde had federal NOL carryforwards of $23.2 million. Verde’s federal NOL carryforwards do not expire, but the deductibility of such federal NOL carryforwards in a taxable year is limited to 80% of Verde’s taxable income for such year.

In general, under Sections 382 and 383 of the Code and corresponding provisions of state law, if a corporation undergoes an “ownership change” (generally defined as a greater than 50 percentage point change (by value) in the ownership of its equity by certain stockholders over a three-year period), the corporation’s ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its post-change income is subject to limitations. Verde may have experienced such ownership changes in the past and may experience such ownership changes in the future as a result of the Merger or subsequent shifts in its stock ownership (some of which may be outside its control). As a result, if and to the extent Verde earns net taxable income, its ability to use its pre-change NOLs and other pre-change tax attributes to offset such taxable income may be subject to limitations.

Risks Related to Verde’s Operations and Industry

Construction of Verde’s contemplated new manufacturing facilities may not be completed in the expected timeframe or in a cost-effective manner. Any delays in the construction of Verde’s manufacturing facilities could severely impact its business, financial condition, results of operations and prospects. Verde’s ability to pursue its contemplated new manufacturing facility, which is integral to Verde’s ability to execute on its business plan and achieve its growth and financial objectives, will be dependent on the availability of financing necessary to lease and build out the contemplated new facility. The required financing may not be available on favorable terms or at all, in which case Verde may not be able to pursue the new manufacturing facility, and it may be unable to execute on its business plan or achieve its growth and financial objectives.

Verde’s projected financial performance and results of operations, including its ability to achieve commercial scale production, depends on its ability to construct several commercial scale plants. Verde expects the Fullerton Facility to have production capacity of approximately 50 million pounds of PolyEarthylene per year in California by the end of January 2025 or beginning of February 2025. Verde expects to enter into a lease agreement for and begin buildout of its large volume manufacturing facility, which Verde expects to be located in the Midwestern or Southwestern United States, following the Closing, subject to the availability of financing necessary to fund this project. Unless it can raise financing sooner, Verde intends to pursue a financing for this project following completion of the Merger. Verde believes that it will take approximately ten months to complete buildout of this facility once it leases facility space and commences the buildout and Verde expects to begin commercial scale production of PolyEarthylene as soon as it is complete. If the Merger is completed and the necessary financing is obtained in the first quarter of 2025, Verde believes that it would be able to complete the buildout and commence production at this facility by the end of the first quarter of 2026. Verde expects to have selected the site for this large volume manufacturing facility by the Closing. Verde may have difficulty finding sites with appropriate infrastructure and access to raw materials. With respect to these future facilities, Verde does not have agreements with architecture or construction firms to build out any necessary infrastructure. Consequently, Verde cannot predict on what terms such firms may agree to design and fit-up its future facilities. If Verde is unable to fit-up these facilities within the planned timeframes, in a cost-effective manner or at all due to a variety of factors, including, but not limited to, a failure to lease its facilities, unexpected construction problems, permitting and other regulatory issues, severe weather, inflationary pressures, labor disputes, and issues with subcontractors or vendors, including payment disputes, Verde’s business, financial condition, results of operations and prospects could be severely impacted.

The buildout, fit-up and commission of any new project is dependent on a number of contingencies some of which are beyond Verde’s control. There is a risk that significant unanticipated costs or delays could arise due to, among other things, errors or omissions, unanticipated or concealed project site conditions, including subsurface conditions and changes to such conditions, unforeseen technical issues or increases in facility equipment costs, insufficiency of water supply and other utility infrastructure, or inadequate contractual arrangements. Should these or other significant unanticipated costs arise, this could have a material adverse impact on Verde’s business, financial performance and operations. No assurances can be given that construction can be completed on time or at all, or as to whether Verde will have sufficient funds available to complete construction.

Verde is currently reliant on a single facility with limited capacity for all of its operations, and Verde’s ability to execute on its business, growth and financial plans is dependent on adding additional manufacturing capacity.

Verde is currently reliant solely on the operations at the Fullerton Facility. Adverse changes or developments affecting the Fullerton Facility could impair Verde’s ability to produce its products and its business, prospects, financial condition and results of operations. Any shutdown or period of reduced production at the Fullerton Facility, which may be caused by regulatory noncompliance or other issues, as well as other factors beyond its control, such as severe weather conditions, natural disaster, fire, power interruption, work stoppage, disease outbreaks or pandemics, equipment failure, delay in supply delivery, or shortages of material, equipment, or labor, would significantly disrupt Verde’s ability to produce its products in a timely manner, meet its contractual obligations and operate its business. Verde’s equipment is costly to replace or repair, and Verde’s equipment supply chains may be disrupted in connection with pandemics, trade wars and other factors. If any material amount of Verde’s machinery were damaged, it would be unable to predict when, if at all, it could replace or repair such machinery or find co-manufacturers with suitable alternative machinery, which could adversely affect Verde’s business, financial condition, results of operations and prospects. Performance guarantees may not be sufficient to cover damages or losses, or the guarantors under such guarantees may not have the ability to pay. Any insurance coverage Verde has may not be sufficient to cover all of its potential losses and may not continue to be available to Verde on acceptable terms, or at all. In addition, Verde will need to obtain additional warehousing space upon increasing the production capacity of the Fullerton Facility to its full 50 million pound contemplated capacity and, absent availability of additional financing it may not have the financial ability to procure any such additional needed warehousing space.

Verde may be delayed in or unable to procure necessary capital equipment.

While the equipment Verde uses to produce its products is currently available, Verde must rely on outside companies to continue to manufacture the equipment necessary to produce its products. If Verde’s primary suppliers and secondary sources of capital equipment are unable or unwilling to provide it with necessary capital equipment to manufacture its products or if Verde experiences significant delays in obtaining the necessary manufacturing equipment, its business, results of operations, and financial condition could be adversely affected. In addition, the buildout of Verde’s facilities may require a substantial portion of certain materials and supplies relative to the overall global supply of such materials and supplies. If Verde is unable to secure an adequate supply of such materials and supplies on commercially reasonable terms, or at all, the construction of Verde’s facilities may be delayed or terminated.

Verde has not produced its products in large commercial quantities.

While members of Verde’s team have experience producing resins at scale, and while Verde has produced thousands of pounds of its PolyEarthylene resins per day using two of its production level machines in the Fullerton Facility, Verde has no experience in producing large quantities of its products. Verde may not be able to cost effectively produce its products at a scale consistent with existing and prospective customer demand in a timely or economical manner, and the quality of the commercial product may not be acceptable on a consistent basis. There are significant technological and logistical challenges associated with producing, marketing, selling and distributing products in the plastics industry, including Verde’s products, and Verde may not be able to resolve all of the difficulties that may arise in a timely or cost-effective manner, or at all.

Verde expects to rely on a limited number of customers for a significant portion of its near-term revenue.

Since most of Verde’s existing and prospective customers are global brands and large plastic converters looking for several million pounds per year, Verde expects a few significant existing and prospective customers may account for a significant portion of its revenues in any one year or over a period of several consecutive years in the next few years. The loss of one or more of these prospective significant customers, a substantial reduction in their orders, their failure to exercise customer options, their unwillingness to extend contractual deadlines if Verde is unable to meet production deadlines, their inability to perform under their contracts, or a significant deterioration in their financial condition could have a material adverse effect on Verde’s business, results of operations, and financial condition.

Verde may be unable to obtain testing and/or certifications required by its existing and prospective customers.

Verde performs in-house testing and certain third-party testing of its resins depending on the nature of the product and potential demand. Verde’s existing and prospective customers may require bioresin formulations to undergo biodegradability testing to address physical property deterioration in specific environmental conditions. Biodegradation testing ensures products can be effectively marketed and sold and meet prospective customer demands on environmental protection. While Verde does offer in-house testing, many existing and prospective customers require third-party testing which may take six to 12 months and cost thousands of dollars per formula. If Verde’s products do not achieve the third-party results required by existing and prospective customers in a timely manner, it may experience a delay in going to market with the applicable resin. Such a delay could result in Verde not achieving its financial forecasts and not fulfilling prospective customer demand. Furthermore, end-product testing may be required to appeal to existing and prospective customers.

As rates of biodegradation vary between thickness of the “end-product”, Verde cannot guarantee that biodegradation rates in finished goods will match those of its bioresins, which poses a risk for ASTM testing results of end-products. This factor is particularly challenging in the California market as it prohibits the sale of single use plastic goods labeled “biodegradable” or “degradable.”

Verde’s products may not achieve market success. If Verde’s products do not achieve market success, it may be unable to generate significant revenues, if any.

Some of Verde’s existing and prospective customers are currently evaluating and testing Verde’s products prior to placing orders to purchase such products. The successful commercialization of Verde’s products is also dependent on its existing and prospective customers’ ability to commercialize the end-products that they make from such products, which may never gain market acceptance.

Market acceptance of Verde’s products will depend on numerous factors, many of which are outside of its control, including among others:

•        public acceptance of such products;

•        Verde’s ability to produce products of consistent quality that offer functionality comparable or superior to existing or new polymer products;

•        Verde’s ability to demonstrate the benefits of its products in terms of safety, efficacy, convenience, biodegradability and environmental friendliness;

•        Verde’s ability to produce products fit for their intended purpose;

•        Verde’s ability to produce new products or customizations of existing products to match changes in public demand;

•        Verde’s ability to obtain necessary regulatory approvals for its products;

•        the speed at which existing and prospective customers qualify Verde’s products for use in their products including any required third party testing;

•        the pricing of Verde’s products compared to petroleum-based plastics and other bio-polymers;

•        the effectiveness of Verde’s market strategy;

•        ease of administration of Verde’s products;

•        the strategic reaction of companies that market competitive products;

•        the time it takes for Verde’s commercial-scale volume to be established;

•        Verde’s reliance on third parties who support or control distribution channels; and

•        general market conditions, including fluctuating demand for Verde’s products.

Verde faces and will face substantial competition.

Verde faces and will face substantial competition from a variety of companies in the biodegradable, renewable resource-based plastic segment, as well as from companies in the conventional, non-biodegradable petroleum-based industry segment. Some of their products may be offered at a lower price than Verde’s product offerings. Many of these companies have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than Verde. Verde’s competitors may be able to adapt more quickly to new or emerging technologies, changes in customer requirements and changes in laws and regulations. There can be no assurance that Verde can develop products that are more effective or achieve greater market acceptance than competitive products, or that Verde’s competitors will not succeed in developing products and technologies that are more effective than those being developed by Verde and that would therefore render Verde’s products and technologies less competitive or even obsolete. Verde cannot assure you that it will be able to compete successfully against current or new competitors.

Verde produces bioresins from raw materials, including renewable resources, such as biobased polyolefins and other plant based biofillers, whose pricing and availability may be impacted by factors out of its control. Increases or fluctuations in the costs of Verde’s raw materials may affect its cost structure.

Verde’s products use raw materials purchased from third parties, such as biobased polyolefins and other plant based biofillers. Pricing and availability of raw materials, including renewable resources, for use in Verde’s businesses can be volatile due to numerous factors beyond its control, including general, domestic and international economic conditions, labor costs, production levels, competition, and consumer demand. Drought, pestilence, severe weather or other “acts of God” may limit Verde’s ability to procure raw materials if crops are lost. This volatility and fluctuation can significantly affect the availability and cost of raw materials for Verde and may therefore have a material adverse effect on its business, results of operations, and financial condition.

Verde’s results of operations will be directly affected by the cost of raw materials. The costs of raw materials comprises a significant amount of Verde’s total cost of goods sold and, as a result, movements in the cost of raw materials, and in the cost of other inputs, will impact Verde’s profitability. Because a significant portion of Verde’s costs of goods sold is represented by these raw materials, Verde’s gross profit margins could be adversely affected by changes in the cost of these raw materials if Verde is unable to pass the increases to its existing and prospective customers.

Due to the high rate of growth in the bioplastics market, the demand for raw materials used in Verde’s products may outpace supply, which could result in price increases and deficits in the supply necessary to meet prospective customer demand. Furthermore, if Verde’s raw material prices experience volatility, there can be no assurances that Verde can continue to recover raw materials costs or retain customers in the future. If Verde is unable to secure the required quantities of raw materials, it may not be able to achieve its financial forecasts and fulfill existing and prospective customer demand, and existing and prospective customers may become more likely to consider competitors’ products, some of which may be available at lower costs. Significant loss of existing and prospective customers could adversely impact Verde’s results of operations, financial condition and cash flows.

Verde’s success will be influenced by the price of petroleum relative to the price of bio-based feedstocks.

Verde’s success may be influenced by the cost of its products relative to petroleum-based polymers. The cost of petroleum-based polymers is in part based on the price of petroleum. To date, Verde’s products have been primarily manufactured using sugar cane, an agricultural feedstock. As the price of bio-based feedstocks increases and/or the price of petroleum decreases, Verde’s products may be less competitive relative to petroleum-based polymers. A material decrease in the cost of conventional petroleum-based polymers may require a reduction in the prices of Verde’s products for them to remain attractive in the marketplace and/or reduce the size of Verde’s addressable market.

The failure of Verde’s raw material suppliers to perform their obligations under supply agreements, or Verde’s inability to replace or renew these agreements when they expire, could increase Verde’s cost for these materials, interrupt production or otherwise adversely affect its results of operations.

Verde’s manufacturing process uses biodegradable materials as its primary raw materials. However, Verde may be unable to secure agreements with suppliers for the necessary amount of raw materials in certain circumstances. If Verde is required to obtain alternate sources for raw materials because a supplier is unwilling or unable to execute or perform under raw material supply agreements, if a supplier terminates its agreements with Verde, if a supplier is unable to meet increased demand as Verde’s commercial scale production expands, if Verde is unable to renew its contracts or if Verde is unable to obtain new long-term supply agreements to meet changing demand, Verde may not be able to obtain these raw materials in sufficient quantities, on economic terms, or in a timely manner, and Verde may not be able to enter into long-term supply agreements on terms as favorable to it, if at all. A lack of availability of raw materials could limit Verde’s production capabilities and prevent it from fulfilling prospective customer orders, and therefore harm its results of operations and financial condition.

Maintenance, expansion and refurbishment of Verde’s facilities, the construction of new facilities and the development and implementation of new manufacturing processes involve significant risks.

Verde’s current and any future facilities may require regular or periodic maintenance, upgrading, expansion, refurbishment or improvement. Any unexpected operation or mechanical failure, including failure associated with breakdowns and forced outages, could reduce Verde’s facilities’ production capacity below expected levels, which would reduce its production capabilities and ultimately its revenues. Unanticipated capital expenditures associated with maintaining, upgrading, expanding, repairing, refurbishing, or improving Verde’s facilities may also reduce its profitability. Verde’s facilities may also be subject to unanticipated damage as a result of natural disasters, terrorist attacks and other events.

If Verde makes any major modifications to its current and any future facilities, such modifications would likely result in substantial additional capital expenditures and could prolong the time necessary to bring the facility online. Verde may also choose to refurbish or upgrade its facilities based on its assessment that such activity will provide adequate financial returns. However, such activities require time for development and capital expenditures before commencement of commercial operations, and key assumptions underpinning a decision to make sure an investment may prove incorrect, including assumptions regarding construction costs and timing, which could harm Verde’s business, financial condition, results of operations and cash flows.

The construction of new manufacturing facilities entails a number of risks and assumptions, including the ability to begin production within the cost and timeframe estimated and to attract a number of skilled workers to meet the needs of the new facility. Additionally, Verde’s assessment of the projected benefits associated with the construction of new manufacturing facilities is subject to a number of estimates and assumptions, which in turn are subject to significant economic, competitive and other uncertainties beyond Verde’s control. If Verde experiences delays or increased costs, its estimates and assumption are incorrect, or other unforeseen events occur, its business, ability to supply existing and prospective customers, financial condition, results of operations and cash flows could be adversely impacted.

Finally, Verde may not be successful or efficient in developing or implementing new production processes. Innovation in production processes involves significant expense and carries inherent risks, including difficulties in designing and developing new process technologies, development and production timing delays, lower than anticipated manufacturing yields, and product defects. Disruptions in the production process can also result from errors, defects in materials, delays in obtaining or revising operating permits and licenses, returns of product from existing and prospective customers, interruption in Verde’s supply of materials or resources, and disruptions at Verde’s facilities due to accidents or maintenance issues, all of which could affect the timing and production ramps and yields. Production issues can lead to increased costs and may affect Verde’s ability to meet product demand, which could adversely impact its business and results from operations.

Verde may not be successful in finding future strategic partners for continuing development of additional feedstock opportunities or tolling and downstream conversion of Verde’s products.

Verde may seek to develop additional strategic partnerships to increase feedstock supply due to manufacturing constraints or capital costs required to develop Verde’s products. For example, Braskem is currently the only supplier of biobased polyethylene, and is expected to be the only supplier of biobased polypropylene, which Braskem expects to begin manufacturing in the next several years. However, Verde expects additional suppliers of green polyethylene to enter the market and begin production and manufacture of green polyethylene in the next several years, for example, Dow Chemical, which would increase the supply and availability of green polyethylene in the market. Verde may not be successful in its efforts to establish such additional strategic partnerships.

If Verde is unable to reach additional agreements with suitable feedstock suppliers on a timely basis, on acceptable terms, or at all, Verde may be unable to obtain needed raw materials in sufficient quantities, or on economic terms, in a timely manner, or at all, and may have to limit its planned production capacity beyond its five year plan or fund bioplastic olefin capacity to toll Verde’s own bioplastic feedstocks necessary to make PolyEarthylene. For example, Verde has developed a strategic relationship with Braskem for biobased polyethylene as well as biobased polypropylene and may enter into a long-term supply agreement with Braskem for such raw materials in the future. However, there can be no assurances that Braskem will be willing or able to supply Verde with sufficient product in the absence of a definitive agreement. A lack of availability of the raw materials provided by Braskem could result in Verde’s products having a lower biobased content, which could make PolyEarthylene much less attractive as an alternative to traditional plastics and have a material adverse impact on Verde’s product sales and revenues.

If Verde elects to fund development or commercialization activities on its own, Verde may need to obtain additional expertise and additional capital, which may not be available to Verde on acceptable terms or at all. If Verde fails to enter into additional feedstock offtake agreements and does not have sufficient funds or expertise to undertake the necessary development and commercialization activities, Verde may not be able to develop additional products and its business, financial condition, results of operations and prospects may be materially affected.

Verde may rely heavily on future collaborative and supply chain partners.

Verde has entered into, and may enter into, strategic partnerships to develop and commercialize its PolyEarthylene resins to accomplish one or more of the following:

•        obtain capital, equipment and facilities;

•        obtain funding for commercialization activities;

•        obtain expertise in relevant markets;

•        obtain access to raw materials;

•        obtain sales and marketing services or support; and/or

•        obtain conversion services and other supply chain support.

Verde may not be successful in establishing or maintaining suitable partnerships, and it may not be able to negotiate collaboration agreements having terms satisfactory to Verde, or at all. Failure to make or maintain these arrangements or a delay or failure in a collaborative partner’s performance under any such arrangements could harm Verde’s business and financial condition.

Climate change may impact the availability of Verde’s facilities and, in addition, Verde may incur substantial costs to comply with climate change legislation and related regulatory initiatives.

Changing weather patterns and natural disasters could cause disruptions or the complete loss of Verde’s facilities. In addition, climate change concerns, and changes in the regulation of such concerns, including greenhouse gas emissions, could also subject Verde to additional costs and restrictions, including increased energy and raw materials costs which could negatively impact Verde’s financial condition and results of operations. The effects of climate change can have an adverse effect not only to Verde’s operations, but also that of its suppliers and existing and prospective customers, and can lead to increased regulations and changes in consumer preferences, which could adversely affect Verde’s business, results of operations, and financial condition.

Risks Related to Government Regulation and Legal Compliance

Compliance with extensive environmental, health and safety laws could require material expenditures, changes in Verde’s operations or site remediation.

Verde’s operations are subject to environmental, health and safety laws and regulations at the international, national, state and local level in multiple jurisdictions. These laws and regulations govern, among other things, air emissions, wastewater discharges, solid and hazardous waste management and disposal, occupational health and safety, including dust and noise control, site remediation programs and chemical use and management. Many of these laws and regulations have become more stringent over time and the costs of compliance with these requirements may increase, including costs associated with any necessary capital investments. In addition, Verde’s facilities will require operating permits that are subject to renewal and, in some circumstances, revocation. The necessary permits may not be issued or continue in effect, and renewals of any issued permits may contain significant new requirements or restrictions. The nature of the specialty chemicals industry exposes Verde to risks of liability due to the use, management and storage of materials that are heavily regulated or hazardous and can cause contamination or personal injury or damage if released into the environment.

Compliance with environmental laws and regulations generally increases the costs of transportation and storage of raw materials and finished products, as well as the costs of storage and disposal of wastes. Verde may incur substantial costs, including fines, damages, criminal or civil sanctions and remediation costs, or experience interruptions in Verde’s operations for violations arising under environmental laws, regulations or permit requirements. In addition, the market for bioplastics is heavily influenced by applicable federal, state and local government laws, regulations and policies as well as public perception. For example, some states, such as California, have implemented stringent prohibition and regulation on the facilitation of sales and marketing that utilize the word “biodegradable” for single use products sold in California or other implied degradable terms. Such prohibition and regulation may impact Verde’s ability to convey one of the greatest unique selling points of its products despite the fact that its resins degrade in several years as opposed to several hundred years. Changes in these laws, regulations and policies or how these laws, regulations and policies are implemented and enforced could cause the demand for bioplastics to decline and deter investment in the research and development of bioplastics. Concerns associated with bioplastics, including land usage, national security interests, deforestation, food crop usage and other environmental concerns, continue to receive legislative, industry and public attention. This attention could result in future legislation, regulation and/or administrative action that could adversely affect Verde’s business.

Furthermore, petrochemical products, including plastic, have recently faced increasingly negative public sentiment and scrutiny. In addition, state and local governments have increasingly proposed, or in some cases implemented, restrictions or bans on plastic-based products, including single-use plastics, plastic straws and utensils. Notwithstanding the fact that Verde’s products are intended to address many of the concerns regarding traditional petroleum-based plastics, increased regulation of, or prohibition on, the use of plastics generally, as well as negative public sentiment regarding such products, could increase the costs incurred by Verde’s existing and prospective customers to use such products or otherwise limit the use of these products, and could lead to a decrease in demand for the products Verde makes or an increase in the cost of production of such products. Such a decrease in demand could adversely affect Verde’s business, operating results and financial condition.

Verde may be subject to product liability claims that may not be covered by insurance and could require Verde to pay substantial sums.

If Verde is successful in marketing and selling its products, it will become subject to an inherent risk of, and adverse publicity associated with, product liability and other liability claims, whether or not such claims are valid. Verde has product liability insurance coverage in amounts and scope that it believes to be adequate. However, product liability insurance may not be available on commercially acceptable terms, or at all. Even if such insurance is available, product liability or other claims may exceed Verde’s insurance coverage limits. A successful product liability claim that exceeds Verde’s insurance coverage limits could require Verde to pay substantial sums and could have a material adverse effect on Verde.

Verde’s operating plan may require it to source feedstock and supplies internationally, and foreign currency exchange rate fluctuations and changes to international trade agreements, tariffs, import and excise duties, taxes or other governmental rules and regulations could adversely affect Verde’s business, financial condition, results of operations and prospects.

Verde’s expansion model is global and Verde may need to source feedstock and supplies from suppliers around the world. The U.S. federal government or other governmental bodies may propose changes to international trade agreements, tariffs, taxes and other government rules and regulations. If foreign currency exchange rates fluctuate or any restrictions or significant increases in costs or tariffs are imposed related to feedstock and supplies sourced to Verde’s facilities as a result of amendments to existing trade agreements or otherwise, this may increase Verde’s supply and shipping costs, resulting in potential decreased margins.

Verde may expand its operations to countries with unstable governments that are subject to instability, corruption, changes in rules and regulations and other potential uncertainties that could harm Verde’s business, financial condition, results of operations and prospects. The extent to which Verde’s margins could decrease in response to any future tariffs is uncertain. Verde continues to evaluate the impact of trade agreements, as well as foreign currency exchange rate fluctuations and other recent changes in foreign trade policy on its supply chain, costs, sales and profitability.

From time to time, Verde may be involved in litigation, regulatory actions or government investigations and inquiries, which could have an adverse impact on Verde’s profitability and financial position.

Verde may be involved in a variety of litigation, other claims, suits, regulatory actions or government investigations and inquiries and commercial or contractual disputes that, from time to time, are significant.

In addition, from time to time, Verde may also be involved in legal proceedings and investigations arising in the normal course of business including, without limitation, commercial or contractual disputes, including warranty claims and other disputes with existing and prospective customers, former employees and suppliers, intellectual property matters, personal injury claims, environmental issues, tax matters, and employment matters. It is difficult to predict the outcome or ultimate financial exposure, if any, represented by these matters, and there can be no assurances that any such exposure will not be material. Such claims may also negatively affect Verde’s reputation and divert management’s attention from its operations.

Verde’s business and the prices of the combined company’s common stock could suffer from negative publicity and other adverse consequences associated with recent civil and criminal charges brought against Terren Peizer, Verde’s former Executive Chairman and founder and Chairman of Acuitas Group Holdings, LLC and its successor, Humanitario, Verde’s largest stockholder, by the Securities and Exchange Commission and the United States Department of Justice.

On March 1, 2023, the U.S. Department of Justice announced charges (United States v. Terren S. Peizer, Court Docket: 2:23-CR-89) and the U.S. Securities and Exchange Commission filed a civil complaint (Securities and Exchange Commission v. Terren S. Peizer and Acuitas Group Holdings, LLC, Case No. 2:23-cv-01511) against Terren S. Peizer, Verde’s former Executive Chairman and founder and Chairman of Acuitas. The allegations relate to insider trading in the stock of an unrelated company, Ontrak, Inc. Acuitas also was named as a defendant in the SEC complaint. On June 21, 2024, Mr. Peizer was found guilty by a jury in the Central District of California of one count of securities fraud and two counts of insider trading related to his sale of Ontrak, Inc. shares. Mr. Peizer’s conviction is not yet final, and he plans to appeal the verdict. The SEC’s related civil action is currently stayed during the pendency of the criminal case.

Unfavorable or negative publicity faced by Verde and, following the Closing, the combined company, or those affiliated with the company, including Mr. Peizer and Acuitas, may affect public perception of the entire company. Adverse publicity and its effect on overall public perceptions of the company’s brand, or the company’s failure to respond effectively to adverse publicity, could have a material adverse effect on the company’s business. For example, any such unfavorable or negative publicity may affect, following the Closing, the public perception of the combined company and the price of the combined company’s common stock, which may make it more difficult for the company to attract and retain employees, business partners and customers, reduce confidence in the company’s products and services, harm investor confidence and the market price of the combined company’s common stock, and invite legislative and regulatory scrutiny. As a result, existing and prospective customers and business partners may fail to award the company additional business or may seek to cancel existing contracts or otherwise refrain from doing business with the company and direct future business to the company’s competitors, and may in the future take similar actions, and investors may be deterred from investing in or continuing to hold the combined company’s common stock. In addition, while Humanitario and Mr. Peizer have agreed to transfer all of the securities of the combined company received by them in the Merger to a voting trust upon completion of the Merger, as a result of which voting control over such securities will be exercised by an independent third-party trustee, any perception that this voting trust arrangement is not effective in shielding the business of the combined company from control or significant influence by Mr. Peizer may similarly have an adverse effect on the combined company’s business and the price of the combined company’s common stock.

If Verde experiences a significant disruption in its information technology systems, including security breaches, or if it fails to implement new systems and software successfully, its business operations and financial condition could be adversely affected.

Verde depends on information technology systems throughout Verde to, among other functions, control its manufacturing processes, process orders and bill, collect and make payments, interact with existing and prospective customers and suppliers, manage inventory and otherwise conduct business. Verde also depends on these systems to respond to prospective customer inquiries, contribute to its overall internal control processes, maintain records of its property, plant and equipment and record and pay amounts due to vendors and other creditors. The failure of Verde’s information technology systems to perform as it anticipates could disrupt Verde’s business and could result in transaction errors, processing inefficiencies and the loss of sales and customers. As Verde upgrades systems, it may also experience interruptions in service, loss of data or reduced functionality and other unforeseen material issues that could adversely impact its ability to provide quotes, take customer orders and otherwise run its business in a timely manner. As a result, Verde’s results of operations could be adversely affected.

In addition, cyber-attacks or security breaches could compromise confidential, business critical information, cause a disruption in Verde’s operations or harm its reputation. Verde’s information technology systems are subject to potential disruptions, including significant network or power outages, cyberattacks, computer viruses, other malicious codes and/or unauthorized access attempts, any of which, if successful, could result in data leaks or otherwise compromise Verde’s confidential or proprietary information and disrupt its operations. Despite Verde’s efforts to protect sensitive information and comply with and implement data security measures, there can be no assurance that any controls and procedures that it has in place will be sufficient to protect Verde. Further, as cyber threats are continually evolving, Verde’s controls and procedures may become inadequate, and Verde may be required to devote additional resources to modify or enhance its systems in the future. Verde may also be required to expend resources to remediate cyber-related incidents or to enhance and strengthen its cyber security. Any such disruptions to Verde’s information technology systems, breaches or compromises of data, and/or misappropriation of information could result in violation of privacy and other laws, litigation, fines, negative publicity, lost sales or business delays, any of which could have a material adverse effect on its business, financial condition or results of operations.

Verde is subject to anti-corruption, anti-bribery, and anti-money laundering, financial and economic sanctions and similar laws, and non-compliance with such laws can subject Verde to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect Verde’s business, results of operations, financial condition and reputation.

Verde is subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which Verde conducts or in the future may conduct activities, including the U.S. Foreign Corrupt Practices Act (the “FCPA”), the U.K. Bribery Act of 2010, and other anti-corruption laws and regulations. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit Verde and its officers, directors, employees, business partners, agents, representatives and third-party intermediaries from corruptly offering, promising, authorizing or providing, directly or indirectly anything of value to recipients in the public or private sector.

Verde may leverage third parties to sell its products and conduct its business abroad. Verde, its officers, directors, employees, business partners agents, representatives and third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities and may be held liable for the corrupt or other illegal activities of these employees, agents, representatives, business partners or third-party intermediaries even if Verde does not explicitly authorize such activities. Verde cannot assure you that all of its officers, directors, employees, business partners, agents, representatives and third-party intermediaries will not take actions in violation of applicable law, for which Verde may be ultimately held responsible. If Verde conducts international sales and business, Verde’s risks under these laws may increase.

These laws also require companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls and compliance procedures designed to prevent any such actions. While Verde has certain policies and procedures to address compliance with such laws, it cannot assure you that none of its officers, directors, employees, business partners, agents, representatives and third-party intermediaries will take actions in violation of its policies and applicable law, for which Verde may be ultimately held responsible.

A violation of these laws or regulations could adversely affect Verde’s business, results of operations, financial condition and reputation. Verde’s policies and procedures designed to ensure compliance with these regulations may not be sufficient and Verde’s directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which Verde may be held responsible.

Any allegations or violation of anti-corruption, anti-bribery, anti-money laundering or financial and economic sanction laws could subject Verde to whistleblower complaints, adverse media coverage, investigations, settlements, prosecutions, enforcement actions, fines, damages, loss of export privileges, and severe administrative, civil and criminal sanctions, suspension or debarment from government contracts, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect Verde’s business, results of operations, prospects, financial condition and reputation. Responding to any investigation or action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Risks Related to Verde’s Intellectual Property

Verde may not be able to protect adequately its intellectual property assets, which could adversely affect its competitive position and reduce the value of its products, and litigation to protect its intellectual property assets may be costly.

Verde’s commercial success may depend in part on its ability to protect its intellectual property for technologies and products it develops, to preserve trade secrets and to operate without infringing the proprietary rights of others. There can be no assurance that any intellectual property that Verde owns, obtains or files or is able to obtain or license from third parties will afford any competitive advantages or will not be challenged or circumvented by third parties. Furthermore, there can be no assurance that others will not independently develop similar technologies or duplicate any technology developed by Verde.

Third parties may claim that Verde infringes on their proprietary rights and may prevent Verde from commercializing and selling its products.

There has been substantial litigation in the manufacturing industry with respect to the manufacture, use, and sale of new products. These lawsuits often involve claims relating to the validity of patents and alleged infringement of patents or proprietary rights of third parties. Verde may be required to defend against claims relating to the alleged infringement of patent or proprietary rights of third parties.

Litigation initiated by a third-party claiming patent invalidity or infringement could:

•        require Verde to incur substantial litigation expense, even if it is successful in the litigation;

•        require Verde to divert significant time and effort of its management;

•        result in the loss of Verde’s rights to develop, manufacture or market its products; and

•        require Verde to pay substantial monetary damages or royalties in order to license proprietary rights from third parties or to satisfy judgments or to settle actual or threatened litigation.

Although patent and intellectual property disputes within the bioplastics industry have often been settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and could include the long-term payment of royalties. Furthermore, the required licenses may not be made available to Verde on acceptable terms. Accordingly, an adverse determination in a judicial or administrative proceeding or a failure to obtain necessary licenses could prevent Verde from manufacturing and selling its products or increase its costs to market its products.

Verde relies primarily on trade secrets and know-how to protect its technology, and its failure to obtain or maintain trade secret protection could limit its ability to compete.

Verde relies on trade secrets and know-how to protect some of its technology and proprietary information, especially where Verde believes patent protection is not appropriate or obtainable. However, trade secrets are difficult to protect. Litigating a claim that a third party had illegally obtained and was using Verde’s trade secrets would be expensive and time consuming, and the outcome would be unpredictable. Moreover, if Verde’s competitors independently develop similar knowledge, methods and know-how, it will be difficult for it to enforce its rights and its business could be harmed.

Risks Related to Verde’s Business

Verde’s management has limited experience operating as a public company.

Verde’s executive officers have limited experience in the management of a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Verde’s management team may not successfully or efficiently manage its transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and the scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from Verde’s management team and could divert their attention away from the day-to-day management of its business and its research and development efforts, which could materially adversely affect Verde’s business, financial condition and operating results. Further, Verde may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of public companies in the United States. As a result, Verde may be required to pay higher outside legal, accounting, insurance or consulting costs than its competitors, which would put it at a disadvantage relative to competitors.

Verde depends on its team, and Verde’s business would suffer if it fails to retain its key personnel and attract additional highly skilled employees.

Verde depends greatly on its executive officers and other key employees. This may present particular challenges as Verde operates in a highly specialized industry sector, which may make replacement of its executive officers and other key employees difficult. A loss of Verde’s executive officers or other key employees, or their failure to satisfactorily perform their responsibilities, could have an adverse effect on Verde’s business, financial condition, results of operations and prospects.

Verde’s future success will depend, in part, upon its ability to identify, hire, develop, motivate and retain additional skilled personnel, which will require substantial additional funds. Trained and experienced personnel are in high demand and may be in short supply. Many of the companies that Verde competes with for experienced employees have greater resources than it and may be able to offer more attractive terms of employment. In addition, Verde invests significant time and expense in training employees, which increases their value to competitors that may seek to recruit them. There can be no assurance that Verde will be able to find, attract and retain additional qualified employees, directors, and advisors having the skills necessary to operate, develop and grow its business. Verde’s inability to hire qualified personnel, the loss of services of any of its executive officers, or the loss of services of other key employees, or advisors that may be hired in the future, may have a material and adverse effect on Verde’s business.

Risks Related to the Combined Company

Risks Related to the Ownership of the Common Stock of the Combined Company

Upon completion of the Merger, the combined company will have limited cash or other liquid assets, and will need to complete one or more financings to execute on its business plan.

The combined company will have limited cash upon completion of the Merger. As a result, the combined company will need to raise significant additional capital to execute on its business plan, including Verde’s plans to lease additional warehousing space to support the planned increased manufacturing capacity at the Fullerton Facility and Verde’s plans to lease and buildout a new large volume manufacturing facility expected to be located in the Midwestern or Southwestern United States, as discussed elsewhere in this proxy statement/prospectus. There can be no assurance that Nxu, Verde or the combined company will be able to successfully raise new capital in connection with or following the Merger, or the terms of which any such capital, if available, might be able to be raised. If Nxu, Verde or the combined company do not raise sufficient proceeds in connection with the Merger and/or any subsequent financing, the combined company will need to raise additional financing through other sources after the Merger and/or generate sufficient revenues from product sales to build out its capacity. Verde believes that it would be possible, based on its current production capacity and by achieving additional product sales using that existing capacity, for Verde to be able to sustain its operations for at least the next 12 months. However, given that Verde has only generated minimal revenues from a very small number of customers to date, there can be no assurance that Verde will be able to achieve additional product sales or that its existing capacity would be sufficient to meet its production requirements.

Each of Nxu’s and Verde’s financial statements included elsewhere in this proxy statement/prospectus include explanatory paragraph describing the existence of substantial doubt about Nxu’s and Verde’s respective ability to continue as a going concern within one year after the date of Nxu’s and Verde’s respective financial statements. The pro forma balance sheet included elsewhere in this proxy statement/prospectus shows a pro forma cash position of the combined company of $5.5 million and total current assets of $6.6 million as of September 30, 2024, which pro forma amounts do not reflect expenditures of cash and other liquid resources subsequent to September 30, 2024 or that will be required to be made in the future or the payment of significant expenses being incurred in connection with the Merger and in connection with ongoing operations that will need to be paid by the combined company. Accordingly, the combined company’s ability to continue as a going concern in the near term will likely depend on the combined company’s ability to raise meaningful additional capital within the immediate term following completion of the Merger.

Nxu, Verde or the combined company may seek to raise additional cash through a combination of public and private equity offerings, debt financings or other financing transactions, sales of certain of Verde’s products or inventory, and collaborations, strategic alliances or partnerships. However, there can be no assurances that Nxu, Verde or the combined company will be able to raise additional capital or obtain adequate funds when and if needed or on acceptable terms. The failure of Nxu, Verde or the combined company to realize sufficient funds in connection with the Merger and/or any subsequent financing, to obtain new customers or generate sufficient revenues from product sales to existing and new customers, or to raise any other needed financing in the future, may require Verde to delay, limit or reduce its costs, delay or postpone leasing and buildout of its proposed new facility, and otherwise curtail its business and operations, any of which would likely have a material adverse effect on Verde’s business, results of operations and financial condition.

To the extent that Nxu, Verde or the combined company raise additional funds in connection with or after the Merger through the sale of equity or debt securities, (i) it may incur fees associated with such issuance, (ii) its existing stockholders will experience dilution from the issuance of new equity securities, (iii) it may incur ongoing interest expense and be required to grant a security interest in its assets in connection with any debt issuance and (iv) the new equity or debt securities may have rights, preferences and privileges senior to those of its existing stockholders. Debt financing and preferred equity financing, if available, may also involve agreements that include covenants limiting or restricting Nxu’s, Verde’s or the combined company’s ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. In addition, utilization of Nxu’s, Verde’s or the combined company’s net operating loss and research and development credit carryforwards may be subject to significant annual limitations under Section 382 of the Code due to ownership changes resulting from future equity financing transactions. If Nxu, Verde or the combined company raise additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish valuable rights to its potential products or proprietary technologies or grant licenses on terms that are not favorable to Nxu, Verde or the combined company. In the event Nxu, Verde or the combined company is unable to obtain additional financing, the combined company may be unable to successfully implement its business plan, which could have a material and adverse impact on its business, including you losing your entire investment.

Upon or following completion of the Merger, failure by the combined company to comply with the initial listing standards or continued listing standards of Nasdaq will prevent its stock from being listed on Nasdaq or may result in delisting from Nasdaq.

Upon completion of the Merger, the combined company, under the name “Verde Bioresins, Corp.” will be required to meet the initial listing requirements to maintain the listing and continued trading of its shares on Nasdaq, including the minimum bid price requirement, minimum market value of publicly held shares and the minimum round lot requirement. These initial listing requirements are more difficult to achieve than the continued listing requirements. Pursuant to the Merger Agreement, Nxu agreed to use its reasonable efforts to cause the shares of Nxu common stock issued in the Merger to be approved for listing on Nasdaq on or prior to the Closing Date, although such condition may be waived in writing by Nxu and Verde. For more information, see the section titled “THE MERGER — Nasdaq Stock Market Listing’’ on page 126 of this proxy statement/prospectus. Based on information currently available to Nxu, Nxu anticipates that, at the closing, its stock will be unable to meet the $4.00 (or, to the extent applicable, $3.00) minimum bid price initial listing requirement, which requires the combined company to maintain a minimum bid price of $4.00 per share over a 30-day trading period prior to listing, unless it effects a reverse stock split. The Nxu board of directors intends to effect a reverse stock split of the shares of Nxu common stock at a ratio of no less than 1-for-5 and no greater than 1-for-20. In addition, often times a reverse stock split will not result in a trading price for the affected common stock that is proportional to the ratio of the split. If the combined company fails to meet the initial listing requirements of Nasdaq and Nxu and Verde choose to close the Merger without Nasdaq’s approval, Nasdaq may notify the combined company that its shares of common stock will not be listed on Nasdaq. Additionally, even if the combined company is able to comply with initial listing standards of Nasdaq, there can be no assurance that the combined company will be able to thereafter maintain compliance with the continued listing standards of Nasdaq. In the event of such failure to satisfy continued listing standards, if the combined company is unable to regain compliance with the continued listing standards, Nasdaq may notify the combined company of the delisting of its common stock from Nasdaq. The combined company may appeal the determination to a hearings panel, which will stay the delisting action pending a panel decision. If the combined company does not appeal the determination, its common stock will be delisted. Any potential suspension of the shares of common stock from Nasdaq would likely result in decreased liquidity and increased volatility for the combined company’s common stock and would adversely affect the combined company’s ability to raise additional capital or to enter into strategic transactions. Any potential suspension of the shares of common stock from Nasdaq would also make it more difficult for stockholders to sell the combined company’s common stock in the public market.

If the common stock of the combined company cannot be listed on Nasdaq or upon a potential delisting from Nasdaq, if the common stock of the combined company is not then eligible for quotation on another market or exchange, trading of the shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it is likely that there would be significantly less liquidity in the trading of the common stock of the combined company, which may make it more difficult for stockholders to buy and sell shares; decreases in institutional and other investor demand for the shares, coverage by securities analysts, market making activity and information available concerning trading prices and volume; and fewer broker dealers willing to execute trades in the common stock of the combined company. Also, it may be difficult for the combined company to raise additional capital if the combined company’s common stock is not listed on a major exchange. The occurrence of any of these events could result in a further decline in the market price of the common stock of the combined company and could have a material adverse effect on the combined company.

The market price of the combined company’s common stock is expected to be volatile, and the market price of the combined company’s common stock may drop following the Merger.

The market price of the combined company’s common stock following the Merger could be subject to significant fluctuations. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:

•        if the combined company fails to raise an adequate amount of capital to fund its operations and continued growth of its business;

•        failure to meet or exceed financial and operational forecasts, projections and targets the combined company included in this proxy statement/prospectus or that the combined company may otherwise provide to the public;

•        failure to meet or exceed the financial and operational forecasts, projections and targets or other expectations of the investment community;

•        if the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts;

•        announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the combined company or its competitors;

•        actions taken by regulatory agencies with respect to the combined company’s products, manufacturing process or sales and marketing terms;

•        disputes or other developments relating to proprietary rights, including patents, litigation matters, and the combined company’s ability to obtain patent protection for its technologies;

•        additions or departures of qualified personnel;

•        significant lawsuits, including patent or stockholder litigation;

•        if securities or industry analysts do not publish research or reports about the combined company’s business, or if they issue adverse or misleading opinions regarding its business and stock;

•        changes in the market valuations of similar companies;

•        general market or macroeconomic conditions or market conditions in the combined company’s sector;

•        sales of securities by the combined company or its stockholders in the future;

•        trading volume of the combined company’s common stock;

•        announcements by competitors of new commercial products, significant contracts, commercial relationships or capital commitments;

•        adverse publicity relating to products, including with respect to other products in such markets;

•        the introduction of technological innovations that compete with the products and services of the combined company;

•        period-to-period fluctuations in the combined company’s financial results; and

•        general economic, industry and market conditions, such as those caused by the ongoing conflict between Russia and Ukraine, the war between Israel and Hamas, inflation and fluctuations in interest rates.

Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock. In addition, a recession, depression or other sustained adverse market event could materially and adversely affect the combined company’s business and the value of its common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies. Furthermore, market volatility may lead to increased shareholder activism if the combined company experiences a market valuation that activists believe is not reflective of its intrinsic value. Activist campaigns that contest or conflict with the combined company’s strategic direction or seek changes in the composition of its board of directors could have an adverse effect on the combined company’s operating results and financial condition.

Following the Merger, the combined company may be unable to integrate successfully the businesses of Nxu and Verde and realize the anticipated benefits of the Merger.

The Merger involves the combination of two companies which currently operate as independent companies. Following the Merger, the combined company will be required to devote significant management attention and resources to integrating its business practices and operations. The combined company may fail to realize some or all of the anticipated benefits of the Merger if the integration process takes longer than expected or is more costly than expected. Potential difficulties the combined company may encounter in the integration process include the following:

•        the inability to successfully combine Nxu’s business of developing electronic vehicle charging technologies, including its NxuOne™ charging system, with Verde’s business of bioplastics production, including the development and manufacture of its PolyEarthylene bioresins, in a manner that permits the combined company to achieve the anticipated benefits from the Merger, which would result in the anticipated benefits of the Merger not being realized partly or wholly in the time frame currently anticipated or at all;

•        the failure to successfully integrate Verde’s technologies and processes into Nxu’s electronic vehicle charging technologies;

•        the inability to devote significant management attention and resources to coordinating Nxu’s and Verde’s lines of business and operations and the failure to operate two lines of business within the combined company;

•        creation of uniform standards, controls, procedures, policies and information systems; and

•        potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Merger.

In addition, Nxu and Verde have operated and, until the completion of the Merger, will continue to operate, independently. It is possible that the integration process also could result in the diversion of each company’s management’s attention, the disruption or interruption of, or the loss of momentum in, each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies, any of which could adversely affect the combined company’s ability to maintain its relationships with customers, suppliers and employees or the ability to achieve the anticipated benefits of the Merger, or could otherwise adversely affect the business and financial results of the combined company.

The combined company will incur additional costs and increased demands upon management as a result of complying with the laws and regulations affecting public companies.

The combined company will incur significant legal, accounting and other expenses in connection with this transaction and as a public company. The combined company’s management team will consist of the executive officers of Verde prior to the Merger, most of whom have no experience managing and operating a public company. These executive officers and other personnel will need to devote substantial time to gaining expertise related to public company reporting requirements and compliance with applicable laws and regulations to ensure that the combined company complies with all of these requirements. These reporting requirements, rules and regulations, coupled with the potential litigation exposure associated with being a public company, could also make it more difficult for the combined company to attract and retain qualified persons to serve on the board of directors or on board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

Following the Closing, the combined company will continue to be an “emerging growth company” and a “smaller reporting company,” and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make the combined company’s common stock less attractive to investors.

Following the Closing, the combined company will continue to be an “emerging growth company,” or EGC, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. The combined company may remain an EGC until December 31, 2027, although if the market value of the combined company’s common stock that is held by non-affiliates exceeds $700.0 million as of any June 30 before that time or if the combined company has annual gross revenues of $1.235 billion or more in any fiscal year, the combined company would cease to be an EGC as of December 31 of the applicable year. The combined company also would cease to be an EGC if the combined company issues more than $1.0 billion of non-convertible debt over a three-year period. For so long as the combined company remains an EGC, the combined company is permitted and intends to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not EGCs. These exemptions include:

•        not being required to comply with the auditor attestation requirements in the assessment of the combined company’s internal control over financial reporting;

•        not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•        reduced disclosure obligations regarding executive compensation; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Even after the combined company no longer qualifies as an emerging growth company, the combined company may continue to qualify as a smaller reporting company, which would allow the combined company to take advantage of many of the same exemptions from disclosure requirements, including reduced disclosure obligations regarding executive compensation in the combined company’s periodic reports and proxy statements. In addition, if the combined company is a smaller reporting company with less than $100 million in annual revenue, the combined company would not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

The combined company cannot predict whether investors will find the combined company’s common stock less attractive if the combined company relies on these exemptions. If some investors find the combined company’s common stock less attractive as a result, there may be a less active trading market for the combined company’s common stock and the combined company’s stock price may be more volatile.

In addition, the JOBS Act permits an EGC to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. The combined company intends to take advantage of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the combined company will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that the combined company either irrevocably elects to “opt out” of such extended transition period or no longer qualifies as an EGC. The combined company may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

The projections and forecasts presented in this proxy statement/prospectus may not be an indication of the actual results of the Merger or the combined company’s future results.

This proxy statement/prospectus contains projections and forecasts prepared by management of Verde. None of the projections and forecasts included in this proxy statement/prospectus have been prepared with a view toward public disclosure other than to certain parties involved in the Merger or toward complying with SEC guidelines or GAAP. When considering the projections and forecasts contained in this proxy statement/prospectus, Verde has a lengthy sales cycle and Verde has encountered in the past, and expects that it will encounter in the future, delays in adding new customers and realizing revenues from those customers. These delays in the past have caused Verde to need to revise its forecasts and push out its revenue forecasts, and there can be no assurances that Verde’s current estimates as to when customers will be added and the amount and timing of revenue Verde will realize from those customers will provide to be accurate. In addition, Verde’s projections and forecasts assume that Verde will be able to raise significant additional capital following completion of the Merger. The ability to raise significant additional capital on a timely basis and on reasonable terms will be critical to Verde’s ability to increase its production capacity, which assumed increased production capacity is also a key variable in Verde’s ability to meet its projections and forecasts. Verde’s forecasts can be affected by many variables, including the prospective customer’s due diligence and product revaluation process and timeline, the timing of completion of the Merger, the timely availability of capital to Verde on reasonable terms to allow Verde to build out its manufacturing and warehouse capacity (including significant additional capital Verde will need to raise following completion of the Merger for this purpose) and many other factors, many of which are outside Verde’s control. As a result, investors should not place undue reliance on Verde’s forecasts and projections with respect to future revenue, including those included in this proxy statement/prospectus.

The combined company’s actual financial position and operations after the Merger may differ materially from the unaudited pro forma financial data included in this proxy statement/prospectus.

The unaudited pro forma financial data for Nxu and Verde included in this proxy statement/prospectus are presented for illustrative purposes only and is not necessarily indicative of the combined company’s actual financial condition or results of operations of future periods, or the financial condition or results of operations that would have been realized had the entities been combined during the periods presented. The combined company’s actual results and financial position after the Merger may differ materially and adversely from the unaudited pro forma financial data included in this proxy statement/prospectus. In addition, the exchange ratio reflected in this proxy statement/prospectus was prepared using various assumptions, as described therein. The final exchange ratio could differ materially from the preliminary exchange ratio used to prepare the pro forma adjustments. For more information see the section titled “SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION” beginning on page 85 of this proxy statement/prospectus.

Provisions that will be in the combined company’s certificate of incorporation and by-laws and provisions under Delaware law could discourage, delay or prevent an acquisition of the combined company, which may be beneficial to its stockholders, and may prevent attempts by its stockholders to replace or remove its management.

Provisions that will be included in the combined company’s certificate of incorporation and by-laws may discourage, delay or prevent a merger, acquisition or other change in control of the combined company that stockholders may consider favorable, including transactions in which its common stockholders might otherwise receive a premium price for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of the combined company’s common stock, thereby depressing the market price of its common stock. In addition, because the combined company’s board of directors will be responsible for appointing the members of the combined company’s management team, these provisions may frustrate or prevent any attempts by the combined company’s stockholders to replace or remove its current management by making it more difficult for stockholders to replace members of the combined company’s board of directors. Among other things, these provisions:

•        establish a classified board of directors such that only one of three classes of directors is elected each year;

•        allow the authorized number of the combined company’s directors to be changed to any number less than nine only by resolution of its board of directors;

•        limit the manner in which stockholders can remove directors from the combined company’s board of directors;

•        establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and for nominations to the combined company’s board of directors;

•        limit who may call stockholder meetings;

•        prohibit actions by the combined company’s stockholders by written consent;

•        require that stockholder actions be effected at a duly called stockholders meeting;

•        authorize the combined company’s board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by the combined company’s board of directors; and

•        require the approval of the holders of at least two-thirds of the votes that all combined company stockholders would be entitled to cast to amend or repeal certain provisions of the combined company’s certificate of incorporation or by-laws.

Moreover, because the combined company is incorporated in Delaware, it is governed by the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL, which prohibits a person who owns 15% or more of the combined company’s outstanding voting stock from merging or combining with the combined company for a period of three years after the date of the transaction in which the person acquired 15% or more of the combined company’s outstanding voting stock, unless the merger or combination is approved in a manner prescribed by the statute.

The certificate of incorporation and bylaws of the combined company will provide that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between the combined company and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with the combined company or its directors, officers or other employees.

The certificate of incorporation and bylaws of the combined company will provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on the combined company’s behalf, any action asserting a breach of fiduciary duty owed by, or any other wrongdoing by, any current or former director, officer, or other employee or stockholder of the combined company, any action asserting a claim against it arising pursuant to any provisions of the DGCL, its certificate of incorporation or its bylaws, or any action asserting a claim against it that is governed by the internal affairs doctrine. The exclusive forum provision does not apply to actions arising under the Exchange Act. The certificate of incorporation will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. The provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the combined company or its directors, officers or other employees, which may discourage such lawsuits against the combined company and its directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in the certificate of incorporation and bylaws to be inapplicable or unenforceable in an action, the combined company may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect its business, financial condition and results of operations.

Nxu and Verde do not anticipate that the combined company will pay any cash dividends in the foreseeable future.

Nxu has never paid any cash dividends to its stockholders. The current expectation is that the combined company will retain its future earnings, if any, to fund the growth of the combined company’s business as opposed to paying dividends. As a result, capital appreciation, if any, of the common stock of the combined company will be your sole source of gain, if any, for the foreseeable future.

An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.

Prior to the Merger, there had been no public market for shares of Verde capital stock. An active trading market for the combined company’s shares of common stock may never develop or be sustained. If an active market for the combined company’s common stock does not develop or is not sustained, it may be difficult for its stockholders to sell their shares at an attractive price or at all.

Future sales of shares by existing stockholders or the PIPE Investors, or the market’s expectation of such sales, could cause the combined company’s stock price to decline. In addition, sales of shares by the PIPE Investors prior to the Reset Date with respect to the PIPE Warrants may affect the price of the Nxu Class A common stock in a manner that increases the dilutive effect of the PIPE Warrants and reduces the percentage of ownership of the combined company to be held by pre-Private Placement Nxu stockholders.

If existing stockholders of Nxu or Verde sell, or indicate an intention to sell, substantial amounts of the combined company’s common stock in the public market, including after legal restrictions on resale discussed in this proxy statement/prospectus lapse, the trading price of the common stock of the combined company could decline. Based on shares outstanding as of December 31, 2024 and shares expected to be issued upon completion of the Merger (but not including any shares of Nxu Class A common stock issuable upon exercise of any PIPE Warrants, all of which will be automatically exercised concurrently with the Merger to the extent not previously exercised), the combined company would have outstanding a total of approximately 677,445,553 shares of common stock immediately following completion of the Merger, including the contemplated the exercise of all outstanding Verde options prior to the Closing. Of these shares of common stock, approximately 636,302,925 shares will be held by Humanitario, Verde’s largest stockholder. While Humanitario has agreed to the restriction on sales of such shares with Nxu and Verde as described elsewhere in this proxy statement/prospectus, all of these shares will be available for sale in the public market beginning 180 days after the Closing. Any such sales by Humanitario would be subject to various registration requirements given Humanitario’s status as an affiliate of Verde, however, Verde will enter into a registration rights agreement with Humanitario — see “AGREEMENTS RELATED TO THE MERGER — Registration Rights Agreement” on page 147 of this proxy statement/prospectus — that will afford Humanitario the right to cause Verde to register certain sale transactions that Humanitario may seek to effect. If Humanitario were to seek to effect any such sale of shares of common stock, or if the market were to perceive that Humanitario were to desire to do so, it could cause the trading value of the combined company’s stock price to decline. In addition, all shares not held by affiliates of the combined company, will be freely tradable, without restriction, in the public market. In addition, shares of common stock that are subject to outstanding options of Verde will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements and Rules 144 and 701 under the Securities Act. If these shares are sold, the trading price of the combined company’s common stock could decline.

In addition, in connection with the Private Placement, Nxu also entered into a registration rights agreement with the PIPE Investors requiring Nxu to register the resale of the Purchased Shares and the shares of Nxu Class A common stock issuable upon exercise of the PIPE Warrants under a resale registration statement. On December 30, 2024, Nxu filed a registration statement on Form S-1 (File No. 333-284086) to register for resale by the PIPE Investors up to 114,503,816 shares of Nxu Class A common stock, consisting of (1) 6,800,000 Purchased Shares, (2) 5,200,000 shares of Nxu Class A common stock issuable upon exercise of the Pre-Funded Warrants, (3) up to 57,251,908 shares of Nxu Class A common stock issuable upon exercise of the Series A Warrants, and (4) up to 45,251,908 shares of Nxu Class A common stock issuable upon exercise of the Series B Warrants. Sales of common stock by the PIPE Investors, or the perception that such sales may occur, could also cause the trading value of the combined company’s stock price to decline. In addition, any sales of common stock by the PIPE Investors prior to the Reset Date with respect to the PIPE Warrants could impact the price of Nxu’s Class A common stock in a manner that results in additional dilution to Nxu stockholders pursuant to the reset provisions of the Series A and Series B warrants, which additional dilution may be significant, and which additional dilution may further reduce the percentage ownership of Nxu pre-Private Placement stockholders in the combined company, since all dilution from the Private Placement, including dilution attributable to the PIPE Warrants and the shares of Nxu Class A common stock issuable upon exercise thereof, will be absorbed by pre-Merger Nxu stockholders.

After completion of the Merger, Verde’s stockholders will own approximately 95% of the combined company’s stock, and these stockholders and the combined company’s executive officers, directors and principal stockholders may have the ability to control or significantly influence matters submitted to the combined company’s stockholders for approval. In addition, as a result of the Voting Trust Agreement to be entered into by Verde’s largest stockholder, stockholders who own a significant portion of the shares of the combined company’s common stock not held by affiliates of the combined company may be able to exercise significant control or influence over matters put to stockholders for approval.

Upon the completion of the Merger, it is anticipated that Verde’s stockholders will, in the aggregate, beneficially own approximately 95% of the combined company’s outstanding shares of common stock, subject to certain assumptions. As a result, these stockholders may be able to control or significantly influence all matters submitted to the combined company’s stockholders for approval, as well as the combined company’s management and affairs. In connection with the Merger, Humanitario has agreed to enter into the Voting Trust Agreement, pursuant to which, among other things, the Voting Trustee shall vote all shares of common stock of the combined company subject to the Voting Trust Agreement in favor of any vote, consent or other action in the same proportion as voted by pubic stockholders of the combined company that are not affiliates of the combined company with respect to such matter; provided, however, that the Voting Trustee shall vote all shares of common stock of the combined company in accordance with the direction of the holder of such shares with respect to certain extraordinary transactions set forth in the Voting Trust Agreement. However, there can be no assurance that the Voting Trust Agreement will be effective in mitigating the influence and potential for control of the combined company by Humanitario. In addition, as a result of the Voting Trust Agreement and the manner in which shares subject to the Voting Trust Agreement will be voted, stockholders who own a significant portion of the shares of the combined company’s common stock not held by affiliates of the combined company — even if it is a relatively small amount — may be able to control or significantly influence the election of directors, approval of any merger, consolidation or sale of all or substantially all of the combined company’s assets and other matters put to the combined company’s stockholders for approval. In addition, any concentration of voting power could delay or prevent an acquisition of the combined company on terms that other stockholders may desire.

The combined company may in the future become a “controlled company” within the meaning of the applicable Nasdaq rules and, as a result, the combined company may qualify for exemptions from certain corporate governance requirements. If the combined company relies on these exemptions, the stockholders of the combined company will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Humanitario currently controls approximately 81.7% of the voting power of Verde’s capital stock and will control approximately 93.93% of the combined voting power of the combined company’s common stock following the consummation of the Merger. In connection with the Merger, Humanitario has agreed to enter into the Voting Trust Agreement, pursuant to which, among other things, the Voting Trustee shall vote all shares of common stock of the combined company subject to the Voting Trust Agreement in favor of any vote, consent or other action in the same proportion as voted by public stockholders of the combined company that are not affiliates of the combined company with respect to such matter. Pursuant to the terms of the Voting Trust Agreement, the Voting Trust Agreement will remain in effect until the earliest to occur of the following: (i) Terren Peizer, the sole member, Chairman and managing member of Acuitas, an affiliate of Humanitario, is sentenced to a non-custodial sentence, or finishes service of any custodial part of a sentence, based on the conviction of one count of securities fraud and two counts of insider trading, or the conversion of such charges is set aside or reversed, (ii) the fifth anniversary of the Closing Date, and (iii) such time as Humanitario and its affiliates collectively beneficially own shares of common stock of the combined company representing in the aggregate less than 10% of the total voting power of all shares of common stock of the combined company then outstanding. Following expiration of the Voting Trust Agreement, assuming Humanitario still owns more than 50% of the combined company’s common stock, Verde may be a “controlled company” within the meaning of applicable rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and, as such, can elect to be exempt from certain corporate governance requirements, including requirements that:

•        a majority of the board of directors consist of independent directors;

•        director nominees must be selected, or recommended for selection, by either (i) the independent directors constituting a majority of the board of directors’ independent directors or (ii) a nominations committee comprised solely of independent directors; and

•        the board maintain a compensation committee with prescribed duties and a written charter and comprised solely of independent directors.

Though the combined company currently neither anticipates becoming a “controlled company,” nor taking advantage of any “controlled company” exemptions even if deemed to be a “controlled company,” if the controlled company were to be deemed to be a “controlled company” and were to elect to be exempt from some or all of these corporate governance requirements, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

The combined company will be disqualified from certain private placement safe harbor exemptions otherwise available under the federal securities laws, which may adversely affect the combined company’s ability to offer and sell its securities and raise capital in an efficient manner.

As discussed in more detail above, on June 21, 2024, Terren Peizer, Verde’s former Executive Chairman and founder of Acuitas, was found guilty by a jury in the Central District of California of one count of securities fraud and two counts of insider trading related to his sale of Ontrak, Inc. shares. As a result of Mr. Peizer’s criminal conviction, the combined company will fall within the “bad actor” disqualification provisions of Rule 506 of Regulation D under the Securities Act. These provisions ban an issuer from offering or selling securities pursuant to the safe harbor in

Rule 506 if the issuer, or any other “covered person,” is the subject of a criminal, regulatory or court order or other “disqualifying event” under the rule which has not been waived by the SEC. The definition of a “covered person” under the rule includes an issuer’s directors, general partners, managing members and executive officers, promoters and persons compensated for soliciting investors in the offering and any beneficial owner of 20% or more of the issuers outstanding voting equity securities.

The SEC or the court may waive such disqualification upon a showing of good cause that disqualification is not necessary under the circumstances for which the safe harbor exemptions are being denied. While the combined company may determine to seek a waiver in the future, no waiver has been sought to date. If a waiver is sought in the future, there is no assurance that the SEC would grant the waiver. Absent a waiver, the combined company will be restricted in its ability to raise capital in a private placement in reliance on Regulation D, although the combined company would remain eligible as an SEC registrant to access the capital equity markets through an SEC-registered offering or through another exemption from the registration requirements. The application of the “bad actor” disqualifications to the combined company could make capital raising more costly or inhibit the combined company’s ability to raise capital, which could have an adverse impact on the combined company’s business, financial condition and results of operations.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined company, its business or its market, its stock price and trading volume could decline.

The trading market for the combined company’s common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect not to provide research coverage of the combined company’s common stock after the completion of the Merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the combined company will not have any control over the analysts or the content and opinions included in their reports. The price of the combined company’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the combined company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.

The combined company will have broad discretion in the use of the cash and cash equivalents of the combined company and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

The combined company will have broad discretion over the use of the cash and cash equivalents of the combined company. You may not agree with the combined company’s decisions, and its use of the proceeds may not yield any return on your investment. The combined company’s failure to apply these resources effectively could compromise its ability to pursue its growth strategy and the combined company might not be able to yield a significant return, if any, on its investment of these net proceeds. You will not have the opportunity to influence the combined company’s decisions on how to use its cash resources.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split described in the section entitled “MATTERS BEING SUBMITTED TO A VOTE OF NXU STOCKHOLDERS —  PROPOSAL NO. 3 — THE REVERSE STOCK SPLIT PROPOSAL” beginning on page 156 of this proxy statement/prospectus or the Private Placement.

The following are answers to some questions that you, as a stockholder of Nxu, may have regarding the matters being considered at the Nxu special meeting. Nxu urges you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the matters being considered at the Nxu special meeting. Additional important information is also contained in the annexes to this proxy statement/prospectus.

Q:     What is the Merger?

On October 23, 2024, Nxu, Verde, Merger Sub I and Merger Sub II entered into the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A. The Merger Agreement contains the terms and conditions of the proposed Merger. Pursuant to the Merger Agreement, and subject to the terms and conditions contained therein, Merger Sub I, a wholly owned subsidiary of Nxu created for purposes of the Merger, will merge with and into Verde, with Verde surviving the First Merger. Promptly following the First Merger, Verde will merge with and into Merger Sub II, with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of Nxu. Upon completion of the Merger, Nxu will change its corporate name to “Verde Bioresins, Corp.” The company following the Closing is referred to herein as the “combined company.”

At the First Merger Effective Time, each outstanding share of Verde common stock issued and outstanding immediately prior to the First Merger Effective Time, other than shares of Verde common stock to be canceled pursuant to the Merger Agreement and dissenting shares, shall be canceled and shall be converted automatically into the right to receive a number of Nxu common stock equal to the exchange ratio described in more detail in the section entitled “THE MERGER AGREEMENT — Merger Consideration” beginning on page 133 of the accompanying proxy statement/prospectus.

Upon completion of the Merger, Nxu stockholders as of immediately prior to the Merger are expected to own approximately 5% of the outstanding shares of capital stock of the combined company and Verde stockholders as of immediately prior to the Merger are expected to own approximately 95% of the outstanding shares of capital stock of the combined company, assuming that Nxu’s aggregate enterprise value is approximately $16.2 million, in each case on a fully-diluted and as-converted basis. Nxu’s assumed aggregate enterprise value will be reduced by the excess of certain lease payments remaining unpaid at the Closing over Nxu’s cash balance at the Closing, and any such reduction will decrease the ownership percentage interest of pre-Merger Nxu stockholders in the combined company. Furthermore, all dilution from the Private Placement, including dilution attributable to the PIPE Warrants and the shares of Nxu Class A common stock issuable upon exercise thereof, will be absorbed by pre-Merger Nxu stockholders. See “Q: What equity stake will Nxu current stockholders hold in the combined company following the consummation of the Merger?” below.

Q:     Why am I receiving this proxy statement/prospectus?

A:     You are receiving this proxy statement/prospectus because you have been identified as a stockholder of Nxu as of the Record Date, and you are entitled to vote to approve the matters set forth herein. This document serves as:

•        a proxy statement of Nxu used to solicit proxies for the Nxu special meeting to vote on the matters set forth herein; and

•        a prospectus of Nxu used to offer shares of Nxu common stock in exchange for shares of Verde common stock in the Merger.

This proxy statement/prospectus and its annexes contain important information about the Merger Agreement and the other matters to be acted upon at the Nxu special meeting. You should read this proxy statement/prospectus, including the section titled “RISK FACTORS” beginning on page 15, and its annexes carefully and in their entirety.

Your vote is important. You are encouraged to submit your proxy as soon as possible after carefully reviewing this proxy statement/prospectus and its annexes.

Q:   What will Nxu stockholders receive for their shares of Nxu Class A common stock, Nxu Class B common stock or Nxu Series B preferred stock in the Merger?

A:     Nxu stockholders will generally not receive any consideration as a result of the Merger.

Certain Nxu stockholders will settle Nxu RSUs in accordance with the terms and conditions of the applicable equity award agreement.

Certain Nxu executives and stockholders may receive financing bonuses that are contingent on the combined company raising significant capital as a result of one or more post-Closing financings obtained by the combined company.

Q:     What will Nxu optionholders receive for their shares of Nxu Class A common stock in the Merger?

A:     Any outstanding option to acquire Nxu Class A common stock that has an exercise price that is greater than the closing price of a share of Nxu Class A common stock on the trading day immediately preceding the date of the Closing will be cancelled without payment and no longer exercisable immediately prior to the First Effective Time. Any option to acquire Nxu Class A common stock that has an exercise price that is equal to or less than the closing price of a share of Nxu Class A common stock on the trading day immediately preceding the date of the Closing will remain outstanding and exercisable subject to the terms and conditions of the applicable option award agreement and incentive plan.

Q:     What will Nxu warrantholders receive for their shares of Nxu Class A common stock in the Merger?

A:     Any Nxu Warrant outstanding and unexercised immediately prior to the First Merger Effective Time will remain in effect pursuant to its terms and will be unaffected by the Merger (other than the PIPE Warrants, all of which will be automatically exercised concurrently with the Merger to the extent not previously exercised). Each Nxu warrantholder (other than holders of the PIPE Warrants) will have the option to exercise any such Nxu Warrant and receive, for each warrant share that would have been issuable upon such exercise immediately prior to Closing, the same number of shares of Nxu common stock. If such Nxu warrantholder (other than holders of the PIPE Warrants) chooses not to exercise any such Nxu Warrant, the Nxu warrantholder will continue to hold onto the Nxu Warrant and it will remain outstanding.

No fractional shares of Nxu common stock will be issued in the Merger, and Nxu warrantholders will receive cash in lieu of any fractional shares of Nxu Class A common stock in the event the Nxu warrantholders exercise their options prior to Closing. Nxu Warrants (other than the PIPE Warrants) may remain outstanding after Closing.

Q:     Will the common stock of the combined company trade on an exchange?

A:     Shares of Nxu Class A common stock are currently listed on the Nasdaq Capital Market under the symbol “NXU.” After completion of the Merger, Nxu will be renamed “Verde Bioresins, Corp.” and it is expected that the common stock of the combined company will trade on the Nasdaq Capital Market under the symbol “VRDE.”

Q:     What is being voted on at the Nxu special meeting?

A:     Nxu stockholders will vote on the following proposals at the Nxu special meeting:

•        Proposal No. 1, the Transaction Proposal, to approve (i) the issuance of shares of Nxu common stock, which will represent more than 20% of the shares of Nxu common stock outstanding immediately prior to the Merger, to stockholders of Verde, pursuant to the terms of the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, and (ii) the change of control of Nxu resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively.

•        Proposal Nos. 2 – 8, the Charter Proposals, each presented and voted on separately as required by the SEC rules, to approve and adopt certain amendments to the Nxu Charter. The full text of the Proposed A&R Charter reflecting each of the proposed amendments pursuant to the Charter Proposals is attached to this proxy statement/prospectus as Annex B.

•        Proposal No. 2, the Common Stock Declassification Proposal, to eliminate the dual class structure of the Nxu common stock such that the Nxu Class A common stock will be re-designated as Nxu “common stock” and the Nxu Class B common stock will be cancelled.

•        Proposal No. 3, the Reverse Stock Split Proposal, to effect a reverse stock split of Nxu’s issued and outstanding Class A common stock at a ratio of any whole number in the range of 1-for-5 to 1-for-20, inclusive, with the final ratio to be determined in the discretion of the Nxu board of directors and as agreed to by Verde at or prior to the closing of the Merger, or in the sole discretion of the Nxu board of directors if Proposal No. 1 is not approved.

•        Proposal No. 4, the Board Classification Proposal, to classify the Board of Directors of Nxu.

•        Proposal No. 5, the Supermajority Stockholder Vote Proposal, to require approval by at least two-thirds of the voting power of the shares of capital stock of Nxu that would then be entitled to vote in the election of directors at an annual meeting of stockholders in order to amend Article VI (Amendment of the Bylaws), Article VIII (Board of Directors), Article XI (Consent of Stockholders in Lieu of Meeting) and Article XII (Special Meeting of Stockholders) of the Nxu Charter, as amended by the Charter Proposals.

•        Proposal No. 6, the Director Removal Proposal, to amend the Nxu Charter to permit the removal of a director only for cause by the affirmative vote of at least two-thirds of the voting power of the shares of capital stock of Nxu that would then be entitled to vote in an election of directors.

•        Proposal No. 7, the Officer Exculpation Proposal, to extend the provisions limiting the personal liability of directors to Nxu or its stockholders for monetary damages for breach of fiduciary duties to include Nxu’s officers.

•        Proposal No. 8, the Miscellaneous Charter Proposal, to (i) update provisions governing indemnification and advancement provisions in the Nxu Charter and (ii) change the combined company’s name to “Verde Bioresins, Corp.”

•        Proposal No. 9, the Equity Plan Proposal, to approve the Verde Bioresins, Corp. 2025 Equity Incentive Plan, in the form attached to this proxy statement/prospectus as Annex C.

•        Proposal No. 10, the PIPE Proposal, to approve, for purposes of complying with Nasdaq Listing 5635(d), the issuance of shares of Nxu Class A common stock issuable upon exercise of the Series A Warrants and Series B Warrants pursuant to the terms of the PIPE Securities Purchase Agreement.

•        Proposal No. 11, the Adjournment Proposal, if necessary, to approve the adjournment of the Nxu special meeting to a later date or dates to permit further solicitation and vote of proxies in the event that there are insufficient votes for any of the above proposals.

Q:     Are the Proposals conditioned on one another?

A:     Nxu may not consummate the Merger if the Transaction Proposal, each of the Charter Proposals, and the Equity Plan Proposal, being the Required Proposals, are not approved at the Nxu special meeting. Additionally, except with respect to the Reverse Stock Split Proposal, each of the Required Proposals are conditioned on the approval of the other Required Proposals. The Reverse Stock Split Proposal, the PIPE Proposal and the Adjournment Proposal are not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

Q:     How were the transaction structure and consideration for the Merger determined?

A:     The Nxu board of directors considered a number of strategic alternatives to enhance stockholder value, including a merger with Verde. After receiving introductory material from Roth Capital Partners, LLC, Nxu’s Chief Executive Officer, Mark Hanchett, met with Brian Gordon, President and Chief Operating Officer of Verde, to learn more about Verde’s technology and business. After further review and conversations, Verde and

Nxu entered into a non-binding letter of intent and term sheet setting forth, among other things, the Merger consideration described elsewhere in this proxy statement/prospectus and various closing conditions. Please see the section entitled “THE MERGER — Background of the Merger” for additional information.

Q:     What is required to consummate the Merger?

A:     There are several closing conditions in the Merger Agreement, including the approval by Nxu stockholders of the Required Proposals and an accepted Nasdaq listing application for the combined company, as further discussed below:

Conditions to Each Party’s Obligations

The respective obligations of each party to the Merger Agreement to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or, if permitted by applicable law, waiver by the party whose benefit such condition exists of the following conditions:

•        no prohibition by a governmental authority prohibiting or enjoining the Merger;

•        this registration statement, of which this proxy statement/prospectus forms a part, becoming effective in accordance with the provisions of the Securities Act, no stop order being issued by the SEC and remaining in effect with respect to this registration statement, and no proceeding seeking such a stop order being threatened or initiated by the SEC and remaining pending and remaining in effect with respect to this registration statement, and no proceeding seeking such a stop order being threatened or initiated by the SEC and remaining pending;

•        the combined company’s common stock having been approved for listing on Nasdaq, subject only to official notice of issuance thereof;

•        the directors and officers of Nxu upon the consummation of the First Merger being appointed in accordance with the Merger Agreement;

•        (a) the approval of the Transaction Proposal and the Equity Plan Proposal by a majority of the total votes cast by the Nxu stockholders at the Nxu special meeting and (b) approval of the Proposed A&R Charter at the Nxu special meeting shall have been obtained from (i) the holders of a majority of the voting power of the then-outstanding shares of capital stock of Nxu entitled to vote generally in the election of directors, voting together as a single class and (ii) holders of two-thirds of the outstanding shares of Nxu Class B common stock (collectively, the “Required Nxu Stockholder Approvals”); and

•        the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Merger) having been obtained by the requisite number of stockholders of Verde in accordance with the DGCL and agreements between Verde and its stockholders (the “Verde Stockholder Approvals”).

Conditions to the Obligations of Nxu

The obligations of Nxu to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or, if permitted by applicable law, waiver by Nxu of the following further conditions:

•        the representations and warranties of Verde contained in Sections 4.01, 4.02(a) and 4.23 of the Merger Agreement (regarding organization, standing and corporate power of Verde, the authority and approvals of Verde to, among other things, execute and deliver the Merger Agreement, and each of the ancillary documents attached thereto to which it is or will be a party and to consummate the transactions contemplated thereby, and brokers fees) being true and correct in all material respects as of the Closing Date as if made at and as of such date (or, if given as of an earlier date, as of such earlier date);

•        the representations and warranties contained in Section 4.04 of the Merger Agreement (regarding the capitalization of Verde) being true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date as if made at and as of such date (or, if given as of an earlier date, as of such earlier date);

•        the other representations and warranties of Verde being true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth in the Merger Agreement) as of the Closing Date (or, if given as of an earlier date, as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, does not result in a Material Adverse Effect;

•        the Voting Trust Transfer (as defined in the Merger Agreement) shall have been completed in accordance with the Verde Support Agreement;

•        Nxu having received a certificate signed by an officer of Verde confirming that the conditions set forth in the first four bullet points in this section have been satisfied;

•        Verde having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Merger Agreement prior to the Closing Date;

•        Nxu having received the executed counterparts to all of the Ancillary Agreements (as defined in the Merger Agreement) to which Verde, or any Verde stockholder, is party;

•        Verde shall have procured that all Verde Notes shall be converted into Verde common stock (and any securities under such Verde Notes shall be released), and all Verde Warrants shall be exercised for Verde common stock, in each case in accordance with their terms as provided in the Merger Agreement; and

•        no Material Adverse Effect having occurred since the date of the Merger Agreement that is continuing.

Conditions to the Obligations of Verde

The obligations of Verde to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or, if permitted by applicable law, waiver by Verde of the following further conditions:

•        the representations and warranties of Nxu and the Merger Subs contained in Sections 5.01, 5.02(a), and 5.14 of the Merger Agreement (regarding organization, standing and corporate power, the authority to execute and deliver the Merger Agreement and each of the ancillary documents thereto to which it is or will be a party and to consummate the transactions contemplated thereby, and brokers) being true and correct, in all respects as of the Closing Date, as though made on and as of the Closing Date (or, if given as of an earlier date, as of such earlier date);

•        the representations and warranties contained in Section 5.04 of the Merger Agreement (regarding the capitalization of Nxu and the Merger Subs) being true and correct in all respects, (except for de minimis inaccuracies) as of the Closing Date as if made at and as of such date (or, if given as of an earlier date, as of such earlier date);

•        the other representations and warranties regarding Nxu and the Merger Subs being true and correct (without giving effect to any limitation of “materiality” or “Material Adverse Effect” or any similar limitation set forth in the Merger Agreement) as of the Closing, except where the failure of such representations and warranties to be true and correct, taken as a whole, does not result in a Material Adverse Effect on Nxu or NXU Technologies, LLC, a Delaware limited liability company and a wholly owned subsidiary of Nxu (“Nxu Tech”);

•        Nxu having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Merger Agreement;

•        Verde having received a certificate signed by an officer of Nxu confirming that the conditions set forth in the first four bullet points of this section have been satisfied;

•        Verde having received the executed counterparts to all of the agreements ancillary to the Merger Agreement to which Nxu is party;

•        certain directors and executive officers of Nxu specified in the Merger Agreement having been removed from their respective positions or tendered their irrevocable resignations, in each case effective as of the Effective Time; and

•        Since the date of the Merger Agreement, neither Nxu nor Nxu Tech have suffered or incurred any unforeseen extraordinary liability that first arises or the consequences of which first become apparent after the date of the Merger Agreement and is not otherwise disclosed to Verde, or the consequences of which are not reasonably foreseeable as of the date of the Merger Agreement, if such liability would reasonably be expected to cause a Material Adverse Effect (as defined in the Merger Agreement) on Nxu and Nxu Tech, taken as a whole.

Q:     Who will be the directors of the combined company following the Merger?

A:     Immediately after the Closing, the board of directors of the combined company is expected to be comprised of six members, which will be divided into three separate classes as follows:

•        Class I (term ending 2027): Mark Adler and Jeffrey Brown.

•        Class II (term ending 2026): Jessica Billingsley and Cuong Do.

•        Class III (term ending 2025): Brian Gordon and Michael Sherman.

It is anticipated that Michael Sherman will be designated Chairman of the board of directors of the combined company upon the Closing.

Q:     Who will be the executive officers of the combined company immediately following the Merger?

A:     Immediately following the Merger, the executive management team of the combined company is expected to consist of the following:

Name	Title
Joseph Paolucci	Chief Executive Officer
Brian Gordon	President and Chief Operating Officer

Q:     What are the material U.S. federal income tax consequences of the Merger to Nxu stockholders?

A:     Nxu stockholders will not sell, exchange or dispose of any shares of Nxu common stock as a result of the Merger. Thus, there will be no material U.S. federal income tax consequences to Nxu stockholders as a result of the Merger.

Q:     What are the material U.S. federal income tax consequences of the Merger to Verde U.S. holders?

A:     The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code. Assuming the Merger constitutes a reorganization, subject to the qualifications and limitations set forth in the section entitled “THE MERGER — Material U.S. Federal Income Tax Consequences of the Merger,” a Verde U.S. holder (as defined on page 149) will not recognize gain or loss for U.S. federal income tax purposes upon the receipt of shares of Nxu common stock in exchange for shares of Verde capital stock in the Merger.

See the section entitled “THE MERGER — Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 149 of this proxy statement/prospectus for a more complete description of the material U.S. federal income tax consequences of the Merger to U.S. holders of Verde capital stock.

Q:   What equity stake will Nxu current stockholders hold in the combined company immediately following the Closing of the Merger?

A:     Assuming Nxu’s aggregate enterprise value is approximately $16.2 million, Nxu stockholders will retain approximately 5% of the fully diluted and fully converted capitalization of the combined company immediately following the Merger. Nxu’s assumed aggregate enterprise value will be reduced by the excess of certain lease payments remaining unpaid at the Closing over Nxu’s cash balance at the Closing, and any such reduction will decrease the ownership percentage interest of pre-Merger Nxu stockholders in the combined company. See “THE MERGER AGREEMENT — Merger Consideration” on page 133 for more information.

Furthermore, the approximately 5% of the fully diluted and fully converted capitalization of the combined company immediately following the Merger held by pre-Merger Nxu stockholders will include the Purchased Shares and shares of Nxu Class A common stock issued upon the exercise of the PIPE Warrants. Accordingly, pre-Merger Nxu stockholders who held shares prior to the Private Placement will absorb all dilution from the Private Placement. The approximately 95% of the fully diluted and fully converted capitalization of the combined company immediately following the Merger held by pre-Merger Verde stockholders will not be diluted as a result of the Private Placement.

The following table illustrates the share numbers and ownership percentages of the combined company immediately following the Closing, assuming (A) the exercise of all PIPE Warrants and (B) that the reset price for the Series A Warrants and the Series B Warrants is equal to (i) the PIPE issuance price of $0.25, (ii) the price at the midpoint of the PIPE issuance price and the floor price, which is $0.1512, and (iii) the floor price of $0.0524. The ownership percentages reflected in the table below are based on 23,563,170 shares of Nxu Class A common stock outstanding as of December 31, 2024, which (A) assumes Nxu’s aggregate enterprise value is approximately $16.2 million, (B) includes the shares of Nxu common stock to be issued to Verde stockholders at the Closing of the Merger and (C) the shares of Nxu common stock underlying options that will be issuable to Verde optionholders at the Closing of the Merger, and (D) excludes:

•        (i) 860,522 shares of Nxu Class A common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $482.82 per share;

•        (ii) 103,809 shares of Nxu Class A common stock issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $97.93 per share;

•        (iii) 2,903,802 shares of Nxu Class A common stock issuable upon vesting of outstanding restricted stock units under Nxu’s equity incentive plan; and

•        (iv) 40,811,075 shares of Nxu Class A common stock reserved for issuance under Nxu’s equity incentive plan.

	Assuming reset price is equal to the PIPE issuance price of $0.375		Assuming reset price is equal to the PIPE issuance price of $0.25		Assuming reset price is $0.1512, the midpoint of the PIPE issuance price and the floor price		Assuming reset price is the floor price of $0.0524
	Shares	Percentage	Shares	Percentage	Shares	Percentage	Shares	Percentage
Pre-Merger Nxu stockholders	36,620,057	5%	34,620,057	5%	56,302,597	5%	131,123,873	5%
Pre-Private Placement Nxu Stockholders	16,620,057	2.3%	16,620,057	2.4%	16,620,057	1.5%	16,620,057	0.6%
Private Placement Investors	20,000,000	2.7%	18,000,000	2.6%	39,682,540	3.5%	114,503,816	4.4%
Pre-Merger Verde stockholders	695,781,083	95%	657,781,083	95%	1,069,749,343	95%	2,491,353,587	95%
Total combined company stock outstanding	732,401,140	100%	692,401,140	100%	1,126,051,940	100%	2,622,477,460	100%

Q:     Why is Nxu proposing the amendments to the Nxu Charter as set forth in the Charter Proposals?

A:     Nxu is seeking stockholder approval of proposed amendments to the Nxu Charter that are required to effectuate the Merger and that the Nxu board of directors believes are appropriate, including, among other things, to (a) eliminate the dual class structure of the Nxu common stock and effectuate a reverse stock split, (b) classify the board of directors of the Nxu board of directors, (c) require a supermajority stockholder vote in connection with certain actions under the Nxu Charter, (d) permit the removal of a director only for cause, (e) extend the provision limiting the personal liability of directors to Nxu or its stockholders for monetary damages for breach of fiduciary duties to include Nxu’s officers, (f) update provisions governing indemnification and advance provisions in the certificate of incorporation, and (g) change the combined company’s name to “Verde Bioresins, Corp.” Under the Nxu Charter and Delaware law, stockholder approval is required in order to effect the Charter Proposals. Please see the respective sections of each proposal for more information.

Q:     Why is Nxu seeking stockholder approval of the Transaction Proposal?

A:     Nxu is seeking stockholder approval in order to comply with Nasdaq Rule 5635(a) and (b) of the Nasdaq Listed Company Manual.

Under Nasdaq Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (i) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities (or securities convertible into or exercisable for common stock); or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.

Because the transactions contemplated by the Merger Agreement and the related arrangements described herein may require stockholder approval due to the above limitations, Nxu is seeking stockholder approval in order to ensure that securities can be issued as required in such arrangements without violation of Nasdaq listing standards.

Q:     What material factors did the Board of Directors of Nxu consider in connection with the Merger?

A:     By and large, the board of directors of Nxu viewed the Merger and proposed transactions with Verde as positive. Upon deliberation, the board of directors of Nxu determined that the potential positive value of the successful completion of the transactions with Verde outweighed any negative factors. Management felt that the transaction with Verde was the best possible alternative available to enhance stockholder value and the overall value of Nxu. Management considered positive factors relating to the Merger Agreement, the Merger and the other transactions contemplated thereby including the following material factors:

•        The aggregate value to be retained by Nxu’s stockholders in the combined company pursuant to the Merger.

•        Challenges facing Nxu’s business.

•        Nxu’s liquidity position and anticipated working capital requirements.

The primary negative consequence of the transaction that Nxu’s board of directors considered was that following the Merger, the Nxu stockholders would own a relatively small percentage of the combined company’s common stock. Nxu’s board of directors did not believe that such negative factor outweighed the positive impact of the transaction to Nxu’s stockholders.

If the Merger Agreement is not approved by Nxu stockholders or if the Merger is not completed for any other reason, Nxu will remain an independent public company, Nxu Class A common stock will continue to be listed and traded on the Nasdaq Capital Market, if eligible, and registered under the Exchange Act and Nxu will continue to file periodic reports with the SEC. If the Merger is not completed, Nxu’s board of directors will continue to evaluate and review Nxu’s business operations and capitalization, among other things, and make such changes as are deemed appropriate and continue to seek to identify strategic alternatives to enhance stockholder value. If the Merger Agreement is not approved by Nxu’s stockholders or if the Merger is not completed for any other reason, there can be no assurance that any other transaction acceptable to Nxu will be offered or that Nxu’s business, prospects or results of operation will not be adversely impacted.

Furthermore, if the Merger is not completed, the price of Nxu Class A common stock may decline significantly. If that were to occur, it is uncertain when, if ever, the price of Nxu Class A common stock would return to the price at which it traded as of the date of this proxy statement/prospectus.

Q:     Did the Nxu Board of Directors receive a Fairness Opinion from a Financial Advisor?

A:     Yes. Nxu engaged Lake Street to render an opinion as to the fairness, from a financial point of view, of the Verde Enterprise Value used to determine the Closing Merger Consideration to Nxu. Lake Street is a full-service securities firm that provides, among other things, investment banking services and regularly is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and other valuations for estate, corporate and other purposes. Nxu’s board of directors decided to use the services of Lake Street because it is a recognized provider of investment banking services that has experience in similar matters. Lake Street rendered its final written opinion to Nxu’s board of directors on October 19, 2024, which was consulted by the Nxu board of directors in a meeting of the Nxu board of directors held on October 23, 2024.

In this analysis, Lake Street reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

•        a draft of the Merger Agreement provided to Lake Street by Nxu on September 26, 2024, the terms of which was confirmed with Nxu on October 18, 2024 to not have materially changed since September 26, 2024;

•        Nxu’s projected financials on a stand-alone basis for the fiscal years ended December 31, 2024 and December 31, 2025 prepared by Maxim Group’s equity research and confirmed by Nxu;

•        Verde’s financial projections on a stand-alone basis for the fiscal years ended December 31, 2024 through December 31, 2028 prepared and furnished to Lake Street by management of Verde (the “Verde Projections”);

•        public information with respect to certain other companies in lines of business that Lake Street believed to be comparable to Nxu and Verde, in whole or in part, which included an examination of current public market prices and resulting valuation statistics;

•        the financial terms, to the extent publicly available, of certain other mergers involving the acquisition of companies Lake Street believed to be comparable to Nxu and Verde, in whole or in part;

•        a discounted cash flow analysis of Verde on a stand-alone basis based on the Verde Projections;

•        discussed with the managements of Verde and Nxu regarding certain aspects of the Merger, the business, financial condition and prospects of Verde and Nxu, respectively, the effect of the Merger on the business, financial condition and prospects of Verde and Nxu, respectively, and certain other matters that Lake Street deemed relevant; and

•        other research and analysis and such other factors as Lake Street deemed appropriate, including such other analyses, examinations and inquiries and such other financial, economic and market criteria as Lake Street deemed necessary and appropriate.

Lake Street concluded that, based upon and subject to qualifications, assumptions, and other matters considered and described in connection with the preparation of its opinion, as of October 19, 2024, the Verde Enterprise Value used for the Closing Merger Consideration was fair, from a financial point of view, to Nxu.

Q:     What happens if I sell my shares of Nxu common stock before the Nxu special meeting?

A:     The Record Date for the Nxu special meeting is earlier than the date that the Merger is expected to be completed. If you transfer your shares of Nxu common stock after the Record Date, but before the Nxu special meeting, unless the transferee obtains from you a proxy to vote those shares, you will retain your right to vote at the Nxu special meeting. If you transfer your shares of Nxu common stock prior to the Record Date, you will have no right to vote those shares at the Nxu special meeting.

Q.     What will happen to Nxu if, for any reason, the Merger does not close?

A.     If, for any reason, the Merger does not close, the Nxu board of directors may elect to, among other things, review and evaluate another strategic transaction like the Merger, attempt to sell or otherwise dispose of the various assets of Nxu, or dissolve and liquidate its assets. If Nxu decides to dissolve or liquidate its assets, Nxu would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims. There can be no assurances as to the amount or timing of available cash left, if any, to distribute to Nxu stockholders after paying the debts and other obligations of Nxu and setting aside funds for reserves.

Q.     What risks should I consider in deciding whether to vote in favor of the Merger?

A.     You should carefully review the section entitled “RISK FACTORS” beginning on page 15 of this proxy statement/prospectus which sets forth certain risks and uncertainties related to the Merger, risks and uncertainties to which the combined company’s business will be subject, and risk and uncertainties to which each of Nxu and Verde, as independent companies, are subject.

Q:     What vote is required to approve the Proposals presented at the Nxu special meeting?

A:     The Transaction Proposal (No. 1) requires the affirmative vote of the majority of the votes cast by the holders of all of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock, and Nxu Series B preferred stock present in person or represented by proxy at the Nxu special meeting. Abstentions and broker non-votes are not considered votes cast and will have no effect on this proposal.

The Common Stock Declassification Proposal (No. 2) requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class. In addition, this proposal requires the affirmative vote of the holders of at least two-thirds of the voting power of the Nxu Class B common stock, voting separately as a class. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” this proposal.

The Reverse Stock Split Proposal (No. 3) requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” this proposal.

The Board Classification Proposal (No. 4) requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” this proposal.

The Supermajority Stockholder Vote Proposal (No. 5) requires the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” this proposal.

The Director Removal Proposal (No. 6) requires the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” this proposal.

The Officer Exculpation Proposal (No. 7) requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” this proposal.

The Miscellaneous Charter Proposal (No. 8) requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” this proposal.

The Equity Plan Proposal (No. 9), the PIPE Proposal (No. 10) and the Adjournment Proposal (No. 11) each require the affirmative vote of the majority of the votes cast by the holders of all of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock present in person or represented by proxy at the Nxu special meeting. Abstentions and broker non-votes are not considered votes cast and will have no effect on these proposals.

The Closing is conditioned on the approval of the Transaction Proposal, each of the Charter Proposals, and the Equity Plan Proposal, being the Required Proposals. Except with respect to the Reverse Stock Split Proposal, each Required Proposal is conditioned on approval of the other Required Proposals. The Reverse Stock Split Proposal and the Adjournment Proposal are not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

Q:     As a Nxu stockholder, how does the Nxu board of directors recommend I vote?

A:     After careful consideration, the Nxu board of directors recommends that Nxu stockholders vote “FOR” all of the proposals.

Q:     How do I attend the Nxu special meeting?

A:     The Nxu special meeting will be held at 11:00 a.m. Eastern Time on February 11, 2025 in a virtual-only format. Stockholders will not be able to attend the Nxu special meeting in person. Participating in the Nxu special meeting online enables holders of record and duly appointed proxyholders, including holders who hold their shares in “street name” who have duly appointed themselves as a proxyholder, to ask questions and vote, all in real time. Holders of record and duly appointed proxyholders can vote at the appropriate times during the Nxu special meeting. Guests, including holders who hold their shares in “street name” and who have not duly appointed themselves as a proxyholder, can log in to the Nxu special meeting as set out below. Guests can listen to the Nxu special meeting but are not able to ask questions or vote at the Nxu special meeting. If you hold your shares in “street name” and wish to appoint yourself as proxyholder to participate in the Nxu special meeting, including asking questions and voting, please follow the instructions in the voting instruction form or contact your broker, bank, or nominee for instructions.

To log in to the Nxu special meeting online, visit www.virtualshareholdermeeting.com/NXU2025SM on your smart phone, tablet or computer. If you are a holder of record or a duly appointed proxyholder, you will need to enter the 16-digit control number issued in respect of your shares, your first and last name and your email address. If you are a guest, you will need to enter your first and last name and your email address. You will need the latest versions of Chrome, Safari, Edge, or Firefox. Please ensure your browser is compatible. Nxu recommends that you log in at least 15 minutes before the Nxu special meeting starts.

If you are a holder of record or duly appointed proxyholder that would like to vote at the Nxu special meeting, it is important that you are connected to the Internet at all times during the Nxu special meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the special meeting. You should allow ample time to check into the Nxu special meeting online and complete the related procedures.

If you encounter any technical difficulties accessing the virtual Nxu special meeting during the check-in or the Nxu special meeting, please use the phone numbers found on the log-in page to contact technical support.

Q.     Who can vote at the Nxu special meeting?

A.     Only Nxu stockholders of record at the close of business on the Record Date will be entitled to vote at the Nxu special meeting. The Nxu board of directors has fixed January 23, 2025 as the record date for the Nxu special meeting.

Stockholder of Record: Shares Registered in Your Name

If, at the close of business on the Record Date, your shares of Nxu common stock were registered directly in your name with Nxu’s transfer agent, Equiniti Trust Company, LLC (“Equiniti”), then you are a Nxu stockholder of record. As a Nxu stockholder of record, you may vote virtually at the Nxu special meeting or vote by proxy. Whether or not you plan to attend the Nxu special meeting, please vote as soon as possible by completing and returning the enclosed proxy card or vote by proxy over the telephone or on the internet as instructed on the proxy card to ensure your vote is counted. Nxu stockholders are invited to attend the special meeting, which will be a virtual meeting held exclusively via live webcast.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Similar Organization

If, at the close of business on the Record Date, your shares of Nxu common stock were not held in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Nxu special meeting. As a beneficial owner, you have the right to direct your broker or other agent how to vote the shares in your account. You are also invited to attend and vote at the Nxu special meeting.

Series B Preferred Stock

The holder of the single share of Series B preferred stock is also entitled to vote at the Nxu special meeting. The single share of Series B preferred stock is entitled to a number of votes number of votes that could be cast by holders of Nxu Class A common stock and Nxu Class B common stock.

Q:     How many votes do I have at the Nxu special meeting?

A:     Each share of Nxu Class A common stock is entitled to one vote and each share of Nxu Class B common stock is entitled to ten votes. In addition, the single share of Series B preferred stock issued and outstanding is entitled to a number of votes equal to the total number of votes that could be cast by holders of the Nxu Class A common stock and Nxu Class B common stock. The holder of the single share of Nxu Series B preferred stock, Mr. Hanchett, has agreed pursuant to the Series B Voting Agreement to cast all of the votes to which he is entitled as a holder of the Nxu Series B preferred stock “FOR” each Required Proposal if the votes cast “FOR” such Required Proposal by the holders of Nxu Class A common stock and Nxu Class B common stock exceed the votes cast “AGAINST” such Required Proposal by such holders, and “AGAINST” each Required Proposal if the votes cast “AGAINST” such Required Proposal by the holders of Nxu Class A common stock and Nxu Class B common stock exceed the votes cast “FOR” such Required Proposal.

As of the close of business on the Record Date, there were 24,157,580 shares of Nxu Class A common stock outstanding and 279,504 shares of Nxu Class B common stock outstanding. As of the Record Date, Nxu’s Chief Executive Officer, Mark Hanchett, and Nxu’s President, Annie Pratt (the “Nxu Insiders”), owned 200,692 and 78,812 shares of Nxu Class B common stock, respectively, and 416,809 and 305,363 shares of Nxu Class A common stock, respectively, representing approximately 9.0% and 4.1% of the total voting power of Nxu’s outstanding common stock, respectively, for an aggregate of approximately 13.1% of the voting power of Nxu’s outstanding common stock. As noted above, Mr. Hanchett is the holder of the single share of Nxu Series B preferred stock outstanding, which Mr. Hanchett has agreed to vote pursuant to the Series B Voting Agreement.

In addition, on December 26, 2024, each of Mark Hanchett, Annie Pratt, Britt Ide, Jessica Billingsley and Sarah Wyant (the “PIPE Insiders”) entered into voting agreements (each, a “PIPE Voting Agreement”) in connection with the signing of the Private Placement to vote all shares of Nxu voting stock over which each such individual has voting control in favor of the PIPE Proposal.

Q:     What constitutes a quorum at the Nxu special meeting?

A:     For Proposal Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10, the presence in person or by proxy of the holders of at least one-third of the total voting power of all outstanding shares of Nxu Class A common stock, Nxu Class B common stock, and Nxu Series B preferred stock, considered together as one class, is required to constitute a quorum in order for the stockholders to vote on each of these proposals. In addition, a quorum for Proposal No. 2 also requires the presence in person or by proxy of the holders of at least one-third of the total voting power of the outstanding shares of the Nxu Class B common stock. A quorum is not required in order for stockholders to vote on Proposal No. 11. In the absence of a quorum, the stockholders present or represented by proxy may adjourn the meeting, including by taking a vote pursuant to Proposal No. 11, without notice other than announcement at the Nxu special meeting, until a quorum shall be present or represented.

As of the Record Date, there were 24,157,580 shares of Nxu Class A common stock issued and outstanding, representing 24,157,580 votes, 279,504 shares of Nxu Class B common stock issued and outstanding, representing 2,795,040 votes, and one share of Series B preferred stock issued and outstanding, representing 26,952,620 votes that could be cast by the holders of Nxu Class A common stock and Nxu Class B common stock on an action. As a result, 8,984,207 votes must be represented at the Nxu special meeting in order to constitute a quorum to vote Proposal Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10. Additionally, 93,168 shares of Nxu Class B common stock must be represented at the Nxu special meeting in order to constitute a quorum to vote on Proposal No. 2. Abstentions will count as present for the purposes of establishing a quorum with respect to each proposal, but broker non-votes will not.

Q:     How will the Nxu Insiders vote?

A:     The Nxu Insiders have agreed to vote any shares of Nxu common stock owned by them in favor of the Required Proposals. As of the Record Date, Mr. Hanchett and Ms. Pratt held approximately 9.0% and 4.1%, respectively, of the total voting power of Nxu outstanding common stock for an aggregate of approximately 13.1% of the voting power of Nxu outstanding common stock. Mr. Hanchett is the holder of the sole share of Nxu Series B preferred stock issued and outstanding, which represents 50.0% of the voting power of the Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class. However, Mr. Hanchett has agreed to vote the Nxu Series B preferred stock pursuant to the Series B Voting Agreement, which requires Mr. Hanchett to cast all of the votes to which he is entitled as a holder of the Nxu Series B preferred stock “FOR” each Required Proposal if the votes cast “FOR” such Required Proposal by the holders of Nxu Class A common stock and Nxu Class B common stock exceed the votes cast “AGAINST” such Required Proposal by such holders, and “AGAINST” each Required Proposal if the votes cast “AGAINST” such Required Proposal by the holders of Nxu Class A common stock and Nxu Class B common stock exceed the votes cast “FOR” such Required Proposal.

Pursuant to the PIPE Voting Agreements, the PIPE Insiders have agreed to vote all shares of Nxu voting stock over which each such individual has voting control in favor of the PIPE Proposal.

Q:     Do I have appraisal rights if I object to the proposed Merger Agreement?

A:     The Merger Agreement, the Nxu Charter and Nxu Bylaws do not provide for any additional appraisal rights other than those provided for under applicable law. Pursuant to DGCL § 262(b)(1), Nxu stockholders will not have appraisal rights due to the shares’ status as publicly listed shares on a national securities exchange and because Nxu stockholders will not exchange any shares. See the section entitled “THE MERGER — Appraisal Rights and Dissenters’ Rights” for more information.

Q:     When is the Merger expected to be consummated?

A:     It is currently anticipated that the Merger will be consummated promptly following the Nxu special meeting to be held on February 11, 2025, provided that all the requisite stockholder approvals are obtained and other conditions to the consummation of the Merger have been satisfied or waived.

Q:     What do I need to do now?

A:     Nxu urges you to read carefully and consider the information contained in this proxy statement/prospectus and the annexes attached to this proxy statement/prospectus and to consider how the Merger will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank, or other nominee, on the voting instruction form provided by the broker, bank, or nominee.

Q:     How do I vote?

A:     Nxu recommends that you vote by proxy even if you plan to attend the Nxu special meeting and vote virtually. If you are a holder of record of Nxu common stock on January 23, 2025, there are three ways to vote by proxy:

•        by Telephone: You can vote by telephone by calling 1-800-690-6903 and following the instructions on the proxy card;

•        by Internet: You can vote over the Internet at www.proxyvote.com by following the instructions on the proxy card; or

•        by Mail: You can vote by mail by completing, signing, dating, and returning the enclosed proxy card in the postage-paid envelope provided.

If you hold your shares in “street name,” meaning your shares are held of record by a broker, bank, or other nominee, you should follow the instructions provided by your broker, bank, or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Nxu special meeting and vote in person, obtain a proxy from your broker, bank, or nominee.

Q:     What will happen if I abstain from voting or fail to vote at the Nxu special meeting?

A:     If you hold your shares in “street name,” and you fail to provide instructions to your broker, then on discretionary or non-routine proposals, a broker non-vote will occur.

For the Transaction Proposal (Proposal No. 1), the Equity Plan Proposal (Proposal No. 9), the PIPE Proposal (Proposal No. 10) and the Adjournment Proposal (Proposal No. 11), abstentions and broker non-votes are not considered votes cast and will have no effect on such proposals.

For each of the Charter Proposals (Proposal Nos. 2 – 8), abstentions and broker non-votes will have the same effect as votes “AGAINST” such proposals.

Furthermore, since Nxu does not expect brokers to have discretionary authority to vote for any of the proposals being presented at the Nxu special meeting, broker non-votes will not be counted for purposes of a quorum, but abstentions will be counted.

Q:     What will happen if I sign and submit my proxy card without indicating how I wish to vote?

A:     Signed and dated proxies received by us without an indication of how the stockholder intends to vote on a proposal will be voted “FOR” each proposal being submitted to a vote of the stockholders at the Nxu special meeting.

Q:     If I am not going to attend the Nxu special meeting, should I submit my proxy card instead?

A:     Yes. Whether you plan to attend the Nxu special meeting or not, please read the enclosed proxy statement/prospectus carefully, and vote your shares by completing, signing, dating, and returning the enclosed proxy card in the postage-paid envelope provided or voting by telephone or over the Internet by following the instructions on the proxy card.

Q:    If my shares are held in “street name,” will my broker, bank, or nominee automatically vote my shares for me?

A:     No. Under the Dodd-Frank Act and securities exchanges rules, your broker, bank, or nominee cannot vote your shares with respect to non-discretionary or non-routine matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank, or nominee. Nxu does not expect brokers to have discretionary authority to vote for any of the proposals presented at the Nxu special meeting and therefore your broker, bank, or nominee cannot vote your shares without your instruction. Your broker, bank, or nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:     May I change my vote after I have submitted my executed proxy card?

A:     Yes. Whether you have voted by telephone, Internet or mail, if you are a stockholder of record, you may change your vote and revoke your proxy by:

•        sending a written statement to that effect to the attention of Nxu’s Corporate Secretary at Nxu’s principal executive offices, provided such statement is received no later than February 10, 2025;

•        voting again by Internet or telephone at a later time before the closing of those voting facilities at 11:59 p.m. Eastern Time on February 10, 2025;

•        by sending a later dated, signed proxy card to the address listed below that is received no later than February 10, 2025; or

•        by attending the Nxu special meeting virtually, revoking your proxy and voting online.

If your shares of Nxu Class A common stock are held in “street name” by your broker, bank, or another nominee as of the close of business on the Record Date, you must follow the instructions of your broker, bank, or other nominee to revoke or change your voting instructions.

Your most recent proxy card or telephone or Internet proxy is the one that is counted. Your attendance at the Nxu special meeting by itself will not revoke your proxy unless you give written notice of revocation before your proxy is voted or you vote electronically at the Nxu special meeting.

Q:     Who counts the votes?

A:     A representative of The Carideo Group, Inc (the “Inspector of Election”), or its designee, has been engaged as Nxu’s inspector of election (the “Inspector of Election”). If you are a holder of record, your executed proxy card is returned directly to the Inspector of Election for tabulation. If you hold your shares through a broker, bank, or other nominee, your broker, bank, or other nominee returns one proxy card to the Inspector of Election on behalf of all its clients.

Q:     How can I find out the results of the voting at the Nxu special meeting?

A:     Preliminary voting results will be announced at the Nxu special meeting. Final voting results will be published in a Current Report on Form 8-K that Nxu will file with the SEC within four business days after the Nxu special meeting. If final voting results are not available in time to file a Form 8-K within four business days after the Nxu special meeting, Nxu intends to file a Form 8-K to publish preliminary results and, within four business days after the final results are known, file an additional Form 8-K to publish the final results.

Q:     What should I do if I receive more than one set of voting materials?

A:     You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please vote all of your shares. To ensure that all of your shares are voted, for each set of voting materials, please submit your proxy by telephone, via the Internet or by completing, signing, dating and returning each proxy card and voting instruction card that you receive in order to cast your vote with respect to all your shares.

Q:     Who can help answer my questions?

A:     If you have questions about the proposals or if you need additional copies of the proxy statement/prospectus or the enclosed proxy card or wish to request copies of documents referred to in this proxy statement/prospectus, you should contact: in writing, Nxu, Inc., 1700 Alhambra Blvd., Suite 102, Sacramento, California 95816, ATTN: Annie Pratt or by email at investors@nxuenergy.com.

To obtain timely delivery, your request for materials must be received no later than five business days prior to the Nxu special meeting.

Q:     Who will solicit and pay the cost of soliciting proxies?

A:     The Nxu board of directors is soliciting your proxy to vote your shares of common stock on all matters scheduled to come before the Nxu special meeting. Nxu will pay the cost of soliciting proxies for the Nxu special meeting. In addition to solicitation by mail, proxies may be solicited in person or by telephone, e-mail, facsimile or other means by Nxu’s officers or regular employees, without paying them any additional compensation or renumeration. Nxu will reimburse, upon their request, banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of Nxu common stock for their expenses in forwarding soliciting materials to beneficial owners of Nxu common stock and in obtaining voting instructions from those owners. Nxu’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Nxu has engaged D.F. King & Co. (“D.F. King”) to assist it in soliciting proxies. Nxu will pay the fees of D.F. King, which Nxu expects to be approximately $25,000, plus reimbursement of out-of-pocket expenses. D.F. King will provide advice relating to the content of solicitation materials, solicit banks, brokers, institutional investors, and hedge funds to determine voting instructions, monitor voting, and deliver executed proxies to Nxu’s voting tabulator.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial information and the accompanying notes (the “pro forma financial information”) are presented to illustrate the estimated effects of the anticipated merger between Nxu, Inc. (“Nxu”) and Verde Bioresins, Inc. (“Verde”) pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) entered into by both parties on October 23, 2024. The merger between Nxu and Verde is accounted for as a reverse acquisition, where Verde, the legal acquiree, is determined to be the accounting acquirer of Nxu. Refer to Note 1.

The following transactions are expected to occur in accordance with the Merger Agreement:

•        Nxu Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Nxu (“Merger Sub I”) will merge with and into Verde (the “First Merger”), with Verde continuing as the surviving entity as a wholly-owned subsidiary of Nxu. and (ii) immediately following the First Merger (the “Effective Time”), Verde will merge within and into Nxu Merger Sub, LLC, a Delaware limited liability company (the “Second Merger”, and together with the First Merger, the “Merger”), with Merger Sub II surviving the Second Merger as a wholly-owned subsidiary of Nxu.

•        Immediately prior to the Effective Time, all outstanding convertible notes of Verde will be converted into shares of Verde common stock and all outstanding and unexercised Verde warrants will be exercised for shares of Verde common stock.

•        At the Effective Time, (a) each then-outstanding share of Verde common stock, other than any cancelled shares and dissenting shares, will be converted into the right to receive a number of shares of Nxu common stock, and (b) each then-outstanding and unexercised Verde option to purchase shares of Verde common stock, whether vested or unvested, will be assumed by Nxu and converted into an option to purchase a number of shares of Nxu common stock. The shares of Nxu common stock that will be issued to Verde stockholders and the number of shares of Nxu common stock underlying options that will be issuable to Verde optionholders will be calculated using a formula in the Merger Agreement based on the estimated enterprise value of each of Verde and Nxu.

•        Upon consummation of the transactions contemplated by the Merger Agreement, it is expected that the current stockholders of Verde will own approximately 95% of the post-Merger combined entity (the “Combined Company”), and the current stockholders of Nxu will own approximately 5% of the Combined Company on a fully-diluted and as-converted basis. Following the Merger, the name of Nxu will be changed to “Verde Bioresins, Corp.” and its common stock will remain listed on the Nasdaq Stock Exchange.

The pro forma financial information has been prepared under the following assumptions:

•        The unaudited pro forma condensed combined balance sheet of the Combined Company as of September 30, 2024 assumes that the Merger had occurred on September 30, 2024.

•        The unaudited pro forma condensed combined statement of operations of the Combined Company for the year ended December 31, 2023 and unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2024 assumes that the Merger had occurred on January 1, 2023, the beginning of the earliest period presented.

The pro forma financial information has been compiled using, and should be read in conjunction with the following:

•        The audited consolidated financial statements and notes of Nxu as of and for the year ended December 31, 2023 included in the Form 10-K filed by Nxu with the Securities and Exchange Commission (the “SEC”) on April 1, 2024 and the unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2024 included in the Form 10-Q filed by Nxu with the SEC on November 13, 2024, both of which are incorporated by reference into this proxy statement/prospectus;

•        The audited consolidated financial statements and notes of Verde Bioresins as of and for the year ended December 31, 2023 and unaudited condensed consolidated financial statements for the nine months ended September 30, 2024 included elsewhere in this proxy statement/prospectus; and

•        The accompanying notes to the unaudited pro forma condensed combined financial information.

The pro forma financial information is for informational purposes only and is not necessarily indicative of what the actual consolidated results of operations and financial position of the Combined Company would have been had the Merger taken place on the dates indicated, nor are they indicative of future consolidated results of operations or financial position of the Combined Company. The pro forma financial information is based on the information available to management at the time of preparation and assumptions that management believes are reasonable and supportable. The pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. It is likely that the actual adjustments upon the completion of the Merger will differ from the pro forma adjustments, and it is possible the differences may be material.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of September 30, 2024
(in thousands)

	Nxu, Inc. (Historical)	Verde Bioresins (Historical)	Transaction Accounting Adjustments (Note 3)	Accounting Adjustments (Note 3)	Notes	Pro Forma Combined
ASSETS
Current assets:
Cash	$2,208	$227	$2,740	$—	H	$5,175
Accounts receivable	—	16	—	—		16
Inventory	—	216	—	—		216
Prepaid expenses and other current assets	841	60	—	—		901
Total current assets	3,049	519	2,740	—		6,308

Property and equipment, net	1,922	2,538	—	—		4,460
Assets held for sale	717	—	—	—		717
Right-of-use assets, net	433	1,175	—	—		1,608
Investment in Lynx	2,025	—	—	—		2,025
Intangible assets, net	45	—	—	(45)	A	—
Other assets	249	470	—	—		719
Total assets	$8,440	$4,702	$2,740	$(45)		$15,837

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	$1,670	$3,614	$(1,817)	—	C	$8,156
			4,584	—	E
			105	—	H
Variable share settled restricted stock units	2,483	—	(2,483)	—	B	—
Convertible notes, net of debt discount of $0	—	10,625	(10,625)	—	C	—
Current portion of operating lease liability	869	363	—	—		1,232
Total current liabilities	5,022	14,602	(10,236)	—		9,388
Lease liability, net of current portion	52	891	—	—		943
Convertible debt and warrant liability, at fair value	16	—	(10)	—	D	6
Total liabilities:	5,090	15,493	(10,246)	—		10,337

Stockholders’ equity (deficit):
Common Stock	1	32	—	10	F	44
			1	—	H
Additional paid-in capital	281,061	23,752	2,483	—	B	46,344
			12,442	—	C
			45		E
			—	(279,075)	F
			2,992		G
			2,634		H
Accumulated deficit	(277,712)	(34,575)	10	—	D	(40,878)
			(4,629)		E
			—	279,020	F
			(2,992)	—	G
Total stockholders’ (deficit) equity	3,350	(10,791)	12,986	(45)		5,500
Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$8,440	$4,702	$2,740	$(45)		$15,837

See accompanying notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2023
(in thousands, except share and per share data)

	Nxu, Inc. (Historical)	Verde Bioresins (Historical)	Transaction Accounting Adjustments (Note 3)	Notes	Pro Forma Combined
Revenue – Battery systems and components	$494	$—	$—		$494
Revenue – Retail charging services	2	—	—		2
Revenue – Sales of PolyEarthylene Product	—	108	—		108
Total revenue	496	108	—		604

Cost of sales – Battery systems and components	1,013	—	—		1,013
Cost of sales – Retail charging services	2	—	—		2
Cost of sales – PolyEarthylene Product	—	60	—		60
Depreciation	14	—	—		14
Total cost of revenue	1,029	60	—		1,089

Gross profit (loss)	(533)	48	—		(485)
Operating expenses:
Research and development	13,173	1,182	—		14,355
General and administrative	33,376	4,783	4,629	AA	45,780
			2,992	DD
Selling expenses	—	419	—		419
Advertising	319	—	—		319
Total operating expenses	46,868	6,384	7,621		60,873

Operating loss	(47,401)	(6,336)	(7,621)		(61,358)

Other income (expenses)
Interest income (expense)	(73)	(5,776)	788	BB	(5,061)
Loss on sale or disposal of property and equipment	18	—	—		18
Warrant expense	(1,020)	—	—		(1,020)
Gain on convertible debt and warrant liability	8,265	—	—		8,265
Gain on bargain purchase	—	—	1,308	CC	1,308
Gain on debt extinguishment	—	—	10	EE	10
Other income	33	—	—		33
Total other (loss) income, net	7,223	(5,776)	2,106		3,553

Net loss	$(40,178)	$(12,112)	$(5,515)		$(57,805)

Loss per share, basic and diluted	$(72.16)	$(0.00)			$(0.14)
Weighted average number of common shares outstanding used in computing loss per share:	556,826	3,243,321,874			415,337,016

See accompanying notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2024
(in thousands, except share and per share data)

	Nxu, Inc. (Historical)	Verde Bioresins (Historical)	Transaction Accounting Adjustments (Note 3)	Notes	Pro Forma Combined
Revenue – Retail charging services	$17	$—	$—		$17
Revenue – Sales of PolyEarthylene Product	—	50	—		50
Total revenue	17	50	—		67

Cost of revenue – Retail charging services	13	—	—		13
Cost of sales – PolyEarthylene Product	—	27	—		27
Depreciation	59	—	—		59
Total cost of revenue	72	27	—		99
Gross profit (loss)	(55)	23	—		(32)

Operating expenses:
Research and development	957	1,016	—		1,973
General and administrative	13,204	2,759	—		15,963
Selling expenses	—	462	—		462
Advertising	56	—	—		56
Total operating expenses	14,217	4,237	—		18,454

Operating loss	(14,272)	(4,214)	—		(18,486)

Other income (expenses)
Interest income (expense)	72	(4,011)	845	FF	(3,094)
Impairment of long-lived assets	(1,128)	—	—		(1,128)
Impairment of held for sale assets	(794)	—	—		(794)
Impairment of investment in Lynx	(975)	—	—		(975)
Loss on operating lease cancellation	(266)	—	—		(266)
Gain (loss) on sale or disposal of property and equipment	(847)	—	—		(847)
Gain (loss) on convertible debt and warrant liability	49	—	—		49
Other income	88	—	—		88
Total other (loss) income, net	(3,801)	(4,011)	845		(6,967)

Net income (loss)	$(18,073)	$(8,225)	$845		$(25,453)

Loss per share, basic and diluted	$(1.75)	$(0.00)			$(0.06)
Weighted average number of common shares outstanding used in computing loss per share:	10,349,618	3,243,321,874			425,129,808

See accompanying notes to the unaudited pro forma condensed combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 — Basis of Presentation

The pro forma financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release 33-10786 “Amendments to Financial disclosures about Acquired and Disposed Businesses” (“Article 11 of Regulation S-X”), and the assumptions set forth herein. The pro forma adjustments include transaction accounting adjustments, which reflect the application of required accounting for the Merger and other transactions contemplated by the Merger Agreement. Article 11 of Regulation S-X permits presentation of reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Nxu has elected not to present Management’s Adjustments as the specificity of the timing and nature of such items is still under evaluation as of the date of this proxy statement/prospectus.

Accounting for the Merger

The Merger is accounted for as a business combination and a reverse acquisition pursuant to Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”), where Verde, the legal acquiree, is determined to be the accounting acquirer of Nxu. based upon an evaluation of the following primary factors:

•        Immediately following the Merger, former Nxu shareholders are expected to hold approximately 5% of the voting rights on a fully diluted basis. Former Verde shareholders are expected to hold approximately 95% of the voting rights on a fully diluted basis.

•        Verde surpasses Nxu in size as measured by enterprise value.

•        Following the Merger, it is expected that the board of directors will initially consist of six total directors. Five of these directors are to be appointed by former Verde shareholders and one director is to be appointed by former Nxu shareholders.

•        Verde’s existing senior management team will comprise the majority of the senior management of the Combined Company.

•        The Combined Company’s headquarters will be located at Verde’s headquarters, the Combined Company’s name will be Verde Bioresins, Corp., and the ticker symbol of the Combined Company will be “VRDE.”

Under the reverse acquisition method of accounting, the assets and liabilities of Nxu as of the closing date will be consolidated by Verde at their respective fair values, and the excess or shortfall of the purchase price consideration over the fair value of Verde’s net assets will be recognized as goodwill or gain on bargain purchase, respectively. Fair value is defined in Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” Fair value measurements can be highly subjective, and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances.

Preliminary purchase price consideration

The accounting acquiree Nxu’s stock price is used to measure the consideration transferred in this reverse acquisition, as Nxu’s stock price is more reliably measurable than the value of the equity interest of the accounting acquirer Verde, which is a privately held entity.

The preliminary expected consideration transferred is $4.5 million which is calculated as (i) the product of Nxu’s closing stock price as of December 16, 2024 and (ii) the sum of (a) Nxu shares issued and outstanding as of December 16, 2024 and (b) Nxu shares expected to be issued related to the variable share settled restricted units on Nxu’s consolidated condensed balance sheet as of September 30, 2024.

The purchase price consideration applied in the pro forma financial information is preliminary and subject to modification based on the final purchase price, which includes any changes to the value of Nxu, Inc.’s stock. This will likely result in a difference from the preliminary purchase consideration calculated above, and that difference may be material. For example, with other assumptions held constant, an increase or decrease of 20% in the price per Nxu, Inc. common stock will produce the following purchase price consideration and the corresponding gain on bargain purchase (in thousands, except stock price):

	NXU share price	Purchase price
As presented	$0.23	$4,490
20% Increase	$0.28	$5,389
20% Decrease	$0.18	$3,592

Preliminary purchase price allocation

The allocation of the purchase price consideration, including any related tax effects, is preliminary and pending finalization of various estimates, inputs and analyses used in the valuation assessment of the specifically identifiable tangible and intangible assets acquired. This preliminary determination is subject to further assessment and adjustments pending additional information sharing between the parties, more detailed third-party appraisals, and other potential adjustments.

The unaudited pro forma condensed combined financial information reflects a gain on bargain purchase because the estimated fair value of the identifiable net assets acquired exceeds the estimated preliminary purchase price consideration. Since the pro forma financial information has been prepared based on preliminary estimates of consideration and fair values attributable to the business combination, the actual amounts eventually recorded may differ materially from the information presented, which may increase, reduce or eliminate the gain on bargain purchase.

The preliminary allocation of the purchase price consideration is as follows (in thousands):

Fair value of consideration transferred		$4,490
Cash	$2,208
Prepaid expenses and other current assets	841
Property and equipment, net	1,922
Assets held for sale	717
Right-of-use assets, net	433
Investment in Lynx	2,025
Intangible assets, net	0
Other assets	249
Estimated fair value of total assets acquired (net of goodwill)	$8,395
Accounts payable and accrued liabilities	1,670
Lease liability	921
Warrant liability, at fair value	6
Estimated fair value of total liabilities assumed	$2,597
Estimated fair value of net assets acquired		$5,798
Gain on bargain purchase		$(1,308)

Note 2 — Accounting Policies

Upon consummation of the Merger, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when confirmed, could have a material impact on the combined financial statements of the Combined Company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information.

Note 3 — Pro Forma Adjustments

Explanations of the adjustments to the unaudited condensed combined pro financial statements are as follows:

Unaudited Pro Forma Condensed Combined Balance Sheet as of September 30, 2024

A      Nxu is in the process of evaluating the intangible assets expected to be acquired through the Merger and the associated fair value of any identified intangible assets. For pro forma purposes, the Company has allocated the carrying value of the intangible assets as a reduction to the gain on bargain purchase. Refer to Note 1 for preliminary purchase price allocation of assets.

B      Reflects the settlement of liability classified restricted stock units that will be settled into shares held by Nxu shareholders. Such shares are included within the calculation of preliminary purchase price consideration further discussed in Note 1.

C      Reflects the reclassification to additional paid-in capital of the outstanding Verde convertible note principal and accrued interest which is expected to convert to common shares at the Effective Time.

D      Reflects the reclassification to additional gain on extinguishment of convertible note of the outstanding Nxu convertible note principal, which matured on November 3, 2024.

E      Represents the accrual of transaction costs directly attributable to the Merger that have been incurred or are expected to be incurred by Verde and Nxu, including amounts payable in Verde common shares.

F       Aside from the accumulated deficit effect from the transaction costs described in Note (D) the transaction accounting adjustments in the stockholders’ equity represent the following (in thousands):

	Removal of NXU Historical Equity (1)	Fair Value of purchase price consideration (2)	Nxu liabilities converted to equity upon merger (3)	Nxu convertible note converted upon merger (4)	Par Value Adjustment (5)	Gain on bargain purchase (6)	Net Adjustment
Common stock	$(1)	$2	$—	$—	$9	$—	$10
Additional paid in capital	(281,061)	4,488	(2,483)	(10)	(9)	—	(279,075)
Accumulated deficit	277,712	—	—	—	—	1,308	279,020
Total stockholders’ equity	$(3,350)	$4,490	$(2,483)	$(10)	$—	$1,308	$(45)

____________

(1)      To remove the historical equity of Nxu, the accounting acquiree, as a result of the Merger.

(2)      To recognize the fair value of the purchase price consideration paid by Verde in the reverse acquisition of Nxu. Refer to Note 1 for the components of the purchase price consideration.

(3)      Amounts reclassified to additional paid in capital as described in adjustment B above.

(4)      Amounts reclassified to additional paid in capital as described in adjustment D above.

(5)      Adjustment to adjust the par value of Verde shares to reflect the par value of the Combined Company.

(6)      To record the gain on bargain purchase as described in adjustment CC below, inclusive of the impacts described in adjustment A above.

G      Reflects the impact related to the stock-based compensation expense recognized in connection with adjustment DD below.

H     Reflects the impact of the subscription agreement entered into with certain investors (the “PIPE Investors”) in which the PIPE Investors agreed to subscribe for and purchase 6,800,000 shares of Nxu Class A Common Stock and 11,200,000 warrants to purchase Nxu Class A Common Stock and an additional amount of warrants to be determined on the Reset Date as defined in the subscription agreement. All warrants are expected to be classified within equity. This adjustment also reflects the impact of $0.4 million of transaction costs related to the PIPE transaction.

Unaudited Pro Forma Condensed Combined Statement of Operations for the year ended December 31, 2023

AA   Reflects the allocation of direct and incremental transaction costs related to the Merger

BB    Reflects the elimination of interest expense related to Verde’s outstanding convertible note which is converted to equity at the Effective Time

CC  Represents the gain realized from a bargain purchase in accordance with ASC 805 when the estimated fair value of the identifiable net assets acquired exceeds the estimated preliminary purchase price consideration. The preliminary purchase price consideration is derived from Nxu’s stock price, which will continue to fluctuate from the date of this proxy statement/prospectus through the Effective Time, and the final fair value purchase price allocation may differ materially from the preliminary estimates. As a result, gain on bargain purchase may be increased, reduced or fully eliminated upon the consummation of the Merger. Nxu’s stock price used in determining the preliminary purchase price allocation was from a date prior to the filing of this proxy statement/prospectus. It is possible that such stock price has not fully reflected the information that was not previously publicly available, such as Verde’s historical financial information or other information included in this proxy statement/prospectus.

DD   Reflects the recognition of stock-based compensation expense related to the cancellation of equity awards with no consideration paid to the holders.

EE    To record the gain on extinguishment due to the settlement of the convertible note liability on Nxu’s balance sheet for no consideration.

Unaudited Pro Forma Condensed Combined Statement of Operations for the nine months ended September 30, 2024

FF    Reflects the elimination of interest expense related to Verde’s outstanding convertible note which is converted to equity at the Effective Time

Note 4 — Loss per Share

As the unaudited pro forma condensed combined statement of operations assumes that the Merger had occurred at January 1, 2023, the beginning of the earliest period presented, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issuable relating to the Merger have been outstanding for the entirety of the period presented. As the Combined Company is in a pro forma net loss position, and all potentially dilutive securities were determined to be anti-dilutive, the Company’s pro forma diluted net loss per share is the same as its pro forma basic net loss per share.

The table below presents the components of the pro forma earnings per share calculation (in thousands, except share and per share data):

	For the year ended December 31, 2023	For the nine months ended September 30, 2024
Pro Forma net loss	$(57,815)	$(25,453)
Basic Shares:
NXU historical weighted average shares outstanding	556,826	10,349,618
NXU variable share settled restricted stock units, settled at the Effective Time	3,689,104	3,689,104
NXU PIPE Shares	6,800,000	6,800,000
NXU PIPE Warrants	11,200,000	11,200,000
Shares converted from Verde Shares	18,738,672	18,738,672
Transaction costs payable in Verde Shares (See Adjustment AA in Note 3)	195,239	195,239
Verde warrants converted to NXU common stock at the Effective Time	95,262,143	95,262,143
Verde convertible note converted to NXU common shares at the Effective Time	278,895,032	278,895,032
Basic weighted average shares outstanding	415,337,016	425,129,808
Pro forma net loss per share, basic and diluted	$(0.14)	$(0.06)

Following the merger, the following outstanding shares of common stock equivalents were excluded from the computation of pro forma diluted net loss per share for all the periods presented above because including them would have an anti-dilutive effect (on a pro forma as-converted basis):

	For the year ended December 31, 2023	For the nine months ended September 30, 2024
Nxu warrants to purchase NXU Class A common stock	109,509	109,509
Options to purchase Verde common stock	506,123	506,123
Basic weighted average shares outstanding	615,632	615,632

SPECIAL MEETING OF NXU STOCKHOLDERS

Date, Time and Place

The Nxu special meeting will be held at 11:00 a.m. Eastern Time on February 11, 2025, unless postponed or adjourned to a later date. The Nxu special meeting will be held exclusively through a virtual format. Nxu is sending this proxy statement/prospectus to Nxu stockholders as part of the solicitation of proxies by the Nxu board of directors for use at the Nxu special meeting and at any adjournment or postponement thereof. This proxy statement/prospectus is first being mailed to Nxu stockholders on or about          , 2025.

Purposes of the Nxu Special Meeting

The purposes of the Nxu special meeting are:

1.      To approve (i) the issuance of shares of Nxu common stock which will represent more than 20% of the shares of Nxu common stock outstanding immediately prior to the Merger, to stockholders of Verde, pursuant to the terms of the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, and (ii) the change of control of Nxu resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively;

2.      To eliminate the dual class structure of the Nxu common stock such that the Nxu Class A common stock will be re-designated as Nxu “common stock” and the Nxu Class B common stock will be cancelled;

3.      To effect a reverse stock split of issued and outstanding Nxu Class A common stock at a ratio of any whole number in the range of 1-for-5 to 1-for-20, inclusive, with the final ratio to be determined in the discretion of the Nxu board of directors and as agreed to by Verde at or prior to the closing of the Merger, or in the sole discretion of the Nxu board of directors if Proposal No. 1 is not approved;

4.      To approve amending the Nxu Charter to classify the board of directors of Nxu;

5.      To require approval by at least two-thirds of the voting power of the shares of capital stock of Nxu that would then be entitled to vote in the election of directors at an annual meeting of stockholders in order to amend Article VI (Amendment of the Bylaws), Article VIII (Board of Directors), Article XI (Consent of Stockholders in Lieu of Meeting) and Article XII (Special Meeting of Stockholders) of the Nxu Charter, as amended by the Charter Proposals (Proposal Nos. 2-8);

6.      To amend the Nxu Charter to permit the removal of a director only for cause by the affirmative vote of at least two-thirds of the voting power of the shares of capital stock of Nxu that would then be entitled to vote in an election of directors;

7.      To amend the Nxu Charter to extend the provisions limiting the personal liability of directors to Nxu or its stockholders for monetary damages for breach of fiduciary duties to include Nxu’s officers;

8.      To amend the Nxu Charter to update certain provisions governing indemnification and advancement of expenses and change the combined company’s name to “Verde Bioresins, Corp.”;

9.      To approve the Verde Bioresins, Corp. 2025 Equity Incentive Plan, in the form attached to this proxy statement/prospectus as Annex C;

10.    To approve, for purposes of complying with Nasdaq Listing Rule 5635(d), the issuance of the shares of Nxu Class A common stock issuable upon exercise of the Series A Warrants and Series B Warrants pursuant to the terms of the PIPE Securities Purchase Agreement;

11.    To approve the adjournment of the Nxu special meeting to a later date or dates to permit further solicitation and vote of proxies in the event that there are insufficient votes for any of the above proposals; and

12.    To transact such other business as may properly come before the stockholders at the Nxu special meeting or any adjournment or postponement thereof.

The Transaction Proposal, each of the Charter Proposals, and the Equity Plan Proposal are conditions to the completion of the Merger.

Recommendation of the Nxu Board of Directors

After careful consideration, the Nxu board of directors recommends that our stockholders vote “FOR” each proposal being submitted to a vote of the stockholders at the Nxu special meeting:

•        The Nxu board of directors has determined and believes that it is fair to, advisable and in the best interests of Nxu and Nxu stockholders to approve, for purposes of Nasdaq Listing Rule 5635(a) and (b), the issuance of shares of Nxu common stock to Verde stockholders pursuant to the terms of the Merger Agreement and has approved such proposal. The Nxu board of directors unanimously recommends that Nxu stockholders vote “FOR” Proposal No. 1 to approve, for purposes of Nasdaq Listing Rule 5635(a) and (b), the issuance of shares of Nxu common stock to Verde stockholders in connection with the Merger pursuant to the terms of the Merger Agreement.

•        The Nxu board of directors has determined and believes that it is fair to, advisable and in the best interests of Nxu and Nxu stockholders to approve the amendment to the Nxu Charter to eliminate the dual class structure of Nxu common stock such that the Nxu Class A common stock will be re-designated as Nxu “common stock” and the Nxu Class B common stock will be cancelled as described in this proxy statement/prospectus and has approved such proposal. The Nxu board of directors unanimously recommends that Nxu stockholders vote “FOR” Proposal No. 2 to eliminate the dual class structure of Nxu common stock, as described in this proxy statement/prospectus.

•        The Nxu board of directors has determined and believes that it is fair to, advisable and in the best interests of Nxu and Nxu stockholders to approve the amendment to the Nxu Charter to effect the reverse stock split as described in this proxy statement/prospectus and has approved such proposal. The Nxu board of directors unanimously recommends that Nxu stockholders vote “FOR” Proposal No. 3 to approve the amendment to the Nxu Charter to effect the reverse stock split, as described in this proxy statement/prospectus.

•        The Nxu board of directors has determined and believes that it is fair to, advisable and in the best interests of Nxu and Nxu stockholders to approve the amendment to the Nxu Charter to classify the Nxu board of directors as described in this proxy statement/prospectus and has approved such proposal. The Nxu board of directors unanimously recommends that Nxu stockholders vote “FOR” Proposal No. 4 to approve the amendment to the Nxu Charter to classify the Nxu board of directors, as described in this proxy statement/prospectus.

•        The Nxu board of directors has determined and believes that it is fair to, advisable and in the best interests of Nxu and Nxu stockholders to approve the amendment to the Nxu Charter to require approval by at least two-thirds of the voting power of the shares of capital stock of Nxu that would then be entitled to vote in the election of directors at an annual meeting of stockholders in order to amend Article VI (Amendment of the Bylaws), Article VIII (Board of Directors), Article XI (Consent of Stockholders in Lieu of Meeting) and Article XII (Special Meeting of Stockholders) of the Proposed A&R Charter as described in this proxy statement/prospectus and has approved such proposal. The Nxu board of directors unanimously recommends that Nxu stockholders vote “FOR” Proposal No. 5 to require approval by at least two-thirds of the voting power of the shares of capital stock of Nxu that would then be entitled to vote in the election of directors at an annual meeting of stockholders in order to amend certain articles of the Proposed A&R Charter, as described in this proxy statement/prospectus.

•        The Nxu board of directors has determined and believes that it is fair to, advisable and in the best interests of Nxu and Nxu stockholders to approve the amendment to the Nxu Charter to permit the removal of a director only for cause by the affirmative vote of at least two-thirds of the voting power of the shares of capital stock of Nxu that would then be entitled to vote in an election of directors as described in this proxy statement/prospectus and has approved such proposal. The Nxu board of directors unanimously recommends that Nxu stockholders vote “FOR” Proposal No. 6 to permit the removal of a director only for cause by the affirmative vote of at least two-thirds of the voting power of the shares of capital stock of Nxu that would then be entitled to vote in an election of directors, as described in this proxy statement/prospectus.

•        The Nxu board of directors has determined and believes that it is fair to, advisable and in the best interests of Nxu and Nxu stockholders to approve the amendment to the Nxu Charter to provide for the exculpation of officers from personal liability for certain breaches of the duty of care as described in this proxy statement/prospectus and has approved such proposal. The Nxu board of directors unanimously recommends that Nxu stockholders vote “FOR” Proposal No. 7 to approve the amendment to the Nxu Charter to provide for the exculpation of officers from personal liability for certain breaches of the duty of care, as described in this proxy statement/prospectus.

•        The Nxu board of directors has determined and believes that it is fair to, advisable and in the best interests of Nxu and Nxu stockholders to approve the amendment to the Nxu Charter to (i) update provisions governing indemnification and advancement provisions in the Nxu Charter and (ii) change the combined company’s name to “Verde Bioresins, Corp.” as described in this proxy statement/prospectus and has approved such proposal. The Nxu board of directors unanimously recommends that Nxu stockholders vote “FOR” Proposal No. 8 to approve the amendment to the Nxu Charter to update provisions governing indemnification and advancement provisions and to change the combined company’s name, as described in this proxy statement/prospectus.

•        The Nxu board of directors has determined and believes that it is fair to, advisable, and in the best interests of Nxu and Nxu stockholders to approve the Verde Bioresins, Corp. 2025 Equity Incentive Plan as described in this proxy statement/prospectus and has approved such proposal. The Nxu board of directors unanimously recommends that Nxu stockholders vote “FOR” Proposal No. 9 to adopt the Verde Bioresins, Corp. 2025 Equity Incentive Plan, as described in this proxy statement/prospectus.

•        The Nxu board of directors has determined and believes that it is fair to, advisable and in the best interests of Nxu and Nxu stockholders to approve, for purposes of complying with Nasdaq Listing Rule 5635(d), the issuance of shares of Nxu Class A common stock issuable upon exercise of the Series A and Series B Warrants pursuant to the terms of the PIPE Securities Purchase Agreement. The Nxu board of directors unanimously recommends that Nxu stockholders vote “FOR” Proposal No. 10 to approve the PIPE Proposal, as described statement/prospectus.

•        The Nxu board of directors has determined and believes that it is fair to, advisable, and in the best interests of Nxu and Nxu stockholders to approve the adjournment of the Nxu special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the foregoing proposals and has approved such proposal. The Nxu board of directors unanimously recommends that Nxu stockholders vote “FOR” Proposal No. 11 to adjourn the Nxu special meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the foregoing proposals.

For a more complete description of Nxu’s reasons for the approval of the Merger and the recommendation of the Nxu board of directors, see the section entitled “THE MERGER — Nxu’s Board of Directors Reasons for the Merger.”

Voting Power; Record Date

You will be entitled to vote or direct votes to be cast at the Nxu special meeting if you owned shares of Nxu common stock as of the close of business on January 23, 2025, which is the Record Date for the Nxu special meeting. Holders of Nxu’s Class A common stock are entitled to one vote for each share of Nxu Class A common stock owned as of the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted.

Holders of Nxu Class B common stock are entitled to ten votes for each share of Nxu Class B common stock owned as of the Record Date. Nxu Class B common stock is owned solely by the Nxu Insiders. As of the Record Date, Mr. Hanchett and Ms. Pratt owned 200,692 and 78,812 shares of Nxu Class B common stock, respectively, and 416,809 and 305,363 shares of Nxu Class A common stock, respectively, representing approximately 9.0% and 4.1% of the total voting power of Nxu outstanding common stock, respectively, for an aggregate of approximately 13.1% of the voting power of Nxu outstanding common stock.

The holder of the single share of Series B preferred stock outstanding is entitled to a number of votes equal to the total number of votes that could be cast by holders of the Nxu Class A common stock and Nxu Class B common stock. The holder of the single share of Series B preferred stock has agreed pursuant to the Series B Voting Agreement to cast all of the votes to which he is entitled as a holder of the Nxu Series B preferred stock “FOR” each Required Proposal if the votes cast “FOR” such Required Proposal by the holders of Nxu Class A common stock and Nxu Class B common stock exceed the votes cast “AGAINST” such Required Proposal by such holders, and “AGAINST” each Required Proposal if the votes cast “AGAINST” such Required Proposal by the holders of Nxu Class A common stock and Nxu Class B common stock exceed the votes cast “FOR” such Required Proposal. In addition, pursuant to the PIPE Voting Agreements, the PIPE Insiders have agreed to vote all shares of Nxu voting stock over which each such individual has voting control in favor of the PIPE Proposal.

As of the Record Date, there were 24,157,580 shares of Nxu Class A common stock outstanding, 279,504 shares of Nxu Class B common stock outstanding and one share of Nxu Series B preferred stock outstanding.

Quorum and Required Vote for Proposals

A quorum of Nxu stockholders is necessary for the transaction of business at a stockholder meeting. For Proposal Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10, the presence in person or by proxy of the holders of at least one-third of the total voting power of all outstanding shares of Nxu Class A common stock, Nxu Class B common stock, and Nxu Series B preferred stock, considered together as one class, is required to constitute a quorum in order for the stockholders to vote on each of these proposals. In addition, a quorum for Proposal No. 2 also requires the presence in person or by proxy of the holders of at least one-third of the total voting power of the outstanding shares of the Nxu Class B common stock. A quorum is not required in order for stockholders to vote on Proposal No. 11. In the absence of a quorum, the stockholders present or represented by proxy may adjourn the meeting, including by taking a vote pursuant to Proposal No. 11, without notice other than announcement at the Nxu special meeting, until a quorum shall be present or represented.

As of the Record Date, there were 24,157,580 shares of Nxu Class A common stock issued and outstanding, representing 24,157,580 votes, 279,504 shares of Nxu Class B common stock issued and outstanding, representing 2,795,040 votes, and one share of Series B preferred stock issued and outstanding, representing 26,952,620 votes that could be cast by the holders of Nxu Class A common stock and Nxu Class B common stock on an action. As a result, 8,984,207 votes must be represented at the Nxu special meeting in order to constitute a quorum to vote Proposal Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10. Additionally, 93,168 shares of Nxu Class B common stock must be represented at the Nxu special meeting in order to constitute a quorum to vote on Proposal No. 2. Abstentions will count as present for the purposes of establishing a quorum with respect to each proposal, but broker non-votes will not.

The following table sets forth the vote required for each proposal to pass and the effect of abstentions and broker non-votes on each proposal to be voted on at the Nxu special meeting.

Proposal	Vote Required to Approve Proposal	Abstentions and Broker Non-Votes
Proposal No. 1: To approve the issuance of Nxu common stock in connection with the Merger and the change of control resulting from the Merger (the “Transaction Proposal”)

Majority of votes cast by the holders of all of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock present in person or represented by proxy at the Nxu special meeting

Abstentions and broker non-votes are not considered votes cast and will have no effect on this proposal
Proposal No. 2: To approve amending the Nxu Charter to eliminate the dual class structure of the Nxu common stock (the “Common Stock Declassification Proposal”)

Majority of the voting power of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class, and at least two-thirds of the voting power of Nxu Class B common stock voting separately as a class

Abstentions and broker non-votes will have the effect of a vote “AGAINST” this proposal
Proposal No. 3: To approve amending the Nxu Charter to effect the reverse stock split (the “Reverse Stock Split Proposal”)	Majority of the voting power of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class	Abstentions and broker non-votes will have the effect of a vote “AGAINST” this proposal

Proposal	Vote Required to Approve Proposal	Abstentions and Broker Non-Votes
Proposal No. 4: To approve amending the Nxu Charter to classify the Board of Directors of Nxu (the “Board Classification Proposal”)	Majority of the voting power of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class	Abstentions and broker non-votes will have the effect of a vote “AGAINST” this proposal

Proposal No. 5: To approve amending the Nxu Charter to require approval by adversely affects the powers, preferences or special rights of shares of Nxu common stock from two-thirds of the outstanding shares of common stock, voting as a separate class, to a majority of the outstanding shares of common stock, voting as a separate class in order to amend certain provisions of the Nxu Charter (the “Supermajority Stockholder Vote Proposal”)

	At least two-thirds of the voting power of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class	Abstentions and broker non-votes will have the effect of a vote “AGAINST” this proposal

Proposal No. 6: To approve amending the Nxu Charter to permit the removal of a director only for cause by the affirmative vote of at least two-thirds of the voting power of the shares of capital stock of Nxu that would then be entitled to vote in an election of directors (the “Director Removal Proposal”)

	At least two-thirds of the voting power of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class	Abstentions and broker non-votes will have the effect of a vote “AGAINST” this proposal

Proposal No. 7: To approve amending the Nxu Charter to extend the provisions limiting the personal liability of directors to Nxu or its stockholders for monetary damages for breach of fiduciary duties to include Nxu’s officers (the “Officer Exculpation Proposal”)

	Majority of the voting power of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class	Abstentions and broker non-votes will have the effect of a vote “AGAINST” this proposal

Proposal No. 8: To approve amending the Nxu Charter to (i) update provisions governing indemnification and advancement provisions in the Nxu Charter and (ii) change the combined company’s name to “Verde Bioresins, Corp.” (the “Miscellaneous Charter Proposal”)

	Majority of the voting power of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class	Abstentions and broker non-votes will have the effect of a vote “AGAINST” this proposal
Proposal No. 9: To approve the Verde Bioresins, Corp. 2025 Equity Incentive Plan (the “Equity Plan Proposal”)

Majority of votes cast by the holders of all of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock present in person or represented by proxy at the Nxu special meeting

Abstentions and broker non-votes are not considered votes cast and will have no effect on this proposal

Proposal	Vote Required to Approve Proposal	Abstentions and Broker Non-Votes
Proposal No. 10: To approve the Private Placement (the “PIPE Proposal”)

Majority of votes cast by the holders of all of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock present in person or represented by proxy at the Nxu special meeting

Abstentions and broker non-votes are not considered votes cast and will have no effect on this proposal

Proposal No. 11: To approve the adjournment of the Nxu special meeting, if necessary, to additional proxies if there are not sufficient votes for any of the above proposals (the “Adjournment Proposal”).

Majority of votes cast by the holders of all of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock present in person or represented by proxy at the Nxu special meeting

Abstentions and broker non-votes are not considered votes cast and will have no effect on this proposal

The Nxu Insiders have agreed to vote any shares of Nxu common stock owned by them in favor of the Required Proposals. As of the Record Date, Mr. Hanchett and Ms. Pratt held approximately 9.0% and 4.1% of the total voting power of our outstanding common stock, respectively, for an aggregate of approximately 13.1% of the voting power of outstanding Nxu common stock. Mr. Hanchett is the holder of the sole share of Nxu Series B preferred stock issued and outstanding, which represents 50.0% of the voting power of the Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class. However, Mr. Hanchett has agreed to vote the Nxu Series B preferred stock pursuant to the Series B Voting Agreement, which requires Mr. Hanchett to cast all of the votes to which he is entitled as a holder of the Nxu Series B preferred stock “FOR” each Required Proposal if the votes cast “FOR” such Required Proposal by the holders of Nxu Class A common stock and Nxu Class B common stock exceed the votes cast “AGAINST” such Required Proposal by such holders, and “AGAINST” each Required Proposal if the votes cast “AGAINST” such Required Proposal by the holders of Nxu Class A common stock and Nxu Class B common stock exceed the votes cast “FOR” such Required Proposal.

In addition, pursuant to the PIPE Voting Agreements, the PIPE Insiders have agreed to vote all shares of Nxu voting stock over which each such individual has voting control in favor of the PIPE Proposal.

Voting Your Shares

Each share of Nxu Class A common stock that you own in your name entitles you to one vote and each share of Nxu Class B common stock that you own in your name entitles you to ten votes on each of the proposals for the Nxu special meeting. If you hold the single share of Series B preferred stock, you are entitled to a number of votes equal to the total number of votes that could be cast by holders of the Nxu Class A common stock and Nxu Class B common stock. Your one or more proxy cards show the number of shares of Nxu common stock that you own. There are several ways to vote your shares of Nxu common stock:

•        You can submit a proxy to vote your shares by calling the toll-free number shown on your proxy card and voting over the phone.

•        You can submit a proxy to vote your shares by visiting the website shown on your proxy card and voting via the Internet.

•        You can submit a proxy to vote your shares of Nxu Class A common stock and Nxu Class B common stock by completing, signing, dating, and returning the enclosed proxy card in the postage-paid envelope provided. If you hold your shares of Nxu Class A common stock in “street name” through a bank, broker, or other nominee, you will need to follow the instructions provided to you by your bank, broker, or other nominee to ensure that your shares are represented and voted at the Nxu special meeting.

•        If you submit a proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of Nxu Class A common stock will be voted as recommended by the Nxu board of directors.

•        You can attend the Nxu special meeting and vote virtually even if you have previously voted by submitting a proxy pursuant to any of the methods noted above. Holders of Nxu Class A common stock and Nxu Class B common stock must log in with their 16-digit control numbers to view the applicable materials and vote at the Nxu special meeting.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the Nxu special meeting or at such meeting by doing any one of the following:

•        you may send another proxy card with a later date or submit a new proxy online or by telephone;

•        you may notify Nxu in writing before the Nxu special meeting that you have revoked your proxy; or

•        you may attend the Nxu special meeting virtually, revoke your proxy and vote online as described above.

If your shares of Nxu Class A common stock are held in “street name” by your broker, bank, or another nominee as of the close of business on the Record Date, you must follow the instructions of your broker, bank, or other nominee to revoke or change your voting instructions.

Submitting Questions during the Nxu Special Meeting

Nxu expects to hold, to the extent feasible and practical, a live question and answer session in connection with the Nxu special meeting. Nxu intends that stockholder participation at the Nxu special meeting will be comparable to that which a stockholder could reasonably expect if they were attending an in-person meeting. There will be a helpline for technical assistance on the registration page for the Nxu special meeting. Questions will be sent to be moderated before being sent to the Chair of the Nxu special meeting. We reserve the right to edit or reject questions that are not pertinent to the Nxu special meeting matters or are otherwise inappropriate.

No Additional Matters May Be Presented at the Nxu Special Meeting

The Nxu special meeting has been called to consider only the approval of the Proposals. Under the Nxu Bylaws, other than procedural matters incident to the conduct of the Nxu special meeting, no other matters may be considered at the Nxu special meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Nxu special meeting.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Nxu may solicit proxies from Nxu stockholders by personal interview, telephone, email, fax or otherwise. Nxu will pay the costs of printing and filing this proxy statement/prospectus and proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Nxu common stock for the forwarding of solicitation materials to the beneficial owners of Nxu common stock. Nxu will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out of pocket expenses they incur in connection with the forwarding of solicitation materials. Nxu has retained D.F. King to assist it in soliciting proxies using the means referred to above. Nxu will pay the fees of D.F. King, which Nxu expects to be up to $25,000, plus reimbursement of out-of-pocket expenses.

Who Can Answer Your Questions About Voting Your Shares

If you are a stockholder and have any questions about how to vote or direct a vote in respect of your Nxu common stock, you may contact Nxu, Inc., 1700 Alhambra Blvd., Suite 102, Sacramento, California 95816, Attn: Annie Pratt or by email at investors@nxuenergy.com.

THE MERGER

This section and the section titled “THE MERGER AGREEMENT” beginning on page 132 of this proxy statement/prospectus describe the material aspects of the Merger and the Merger Agreement. While Nxu and Verde believe that this description covers the material terms of the Merger and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus for a more complete understanding of the Merger and the Merger Agreement and the other documents to which you are referred in this proxy statement/prospectus. See the section entitled “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 295 of this proxy statement/prospectus.

Background of the Merger

The following chronology is a summary description of the background of the negotiations and the proposed Merger and does not purport to catalogue every conversation among representatives of Nxu, Verde and other parties. In addition to formal Nxu board of directors meetings, Nxu management (including Mark Hanchett, Chief Executive Officer, Annie Pratt, President, and Sarah Wyant, Chief Financial Officer) had informal discussions with the Nxu board of directors throughout the process.

Since its incorporation in 2016, Nxu has been primarily focused on the development of battery technologies, electrical vehicle systems, charging systems and related research and development efforts. In furtherance of this strategy, the Nxu board of directors and management would, from time to time, review and discuss Nxu’s business, financial condition, operations and strategic priorities and consider various strategic business initiatives intended to strengthen Nxu’s business and enhance stockholder value.

On April 19, 2024, Roth Capital Partners, LLC (“Roth Capital”) introduced the Nxu board of directors to Verde’s management team, and the parties met in a virtual meeting on April 22, 2024. On April 30, 2024, the Nxu board of directors and management aligned on an M&A Evaluation Process. On May 1, 2024, Nxu sent Verde a non-binding term sheet.

From April 2024 through May 2024, the Nxu board of directors reviewed several potential target companies and strategies for acquisition and merger using internally created “M&A Scorecards” to summarize each opportunity.

On May 3, 2024, Mark Hanchett visited Verde’s California facility to meet with Brian Gordon and learn more about Verde’s technology and business.

At a quarterly meeting of the Nxu board of directors held on May 8, 2024, the Nxu board of directors reviewed the M&A Evaluation Process and M&A Scorecards for several potential merger targets, including Verde. A separate analysis of Verde’s market and competitors and review of Verde-provided materials were conducted by Nxu’s management and board of directors.

On May 10, 2024, following a decision by the Nxu board of directors regarding its strategic direction, Nxu announced it was evaluating accretive opportunities via strategic alternatives and announced cost reduction initiatives. In furtherance of such strategy, the Nxu board of directors approved a restructuring plan, including a significant reduction in Nxu’s workforce.

On May 23, 2024, Lake Street, Nxu’s financial advisor, provided the Nxu board of directors with an analysis titled “Verde Bioresins Comparable Growth Ramps,” presenting an overview of Verde’s needs in connection with a potential transaction. Throughout May 2024, representatives of Snell & Wilmer L.L.P. (“Snell & Wilmer”), Nxu’s outside legal counsel, and representatives of Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”), Verde’s outside legal counsel, engaged in several conversations regarding the proposed transaction structure and Nxu’s intellectual property portfolio and operations, followed by term sheet negotiations.

On May 29, 2024, the Nxu board of directors convened a virtual meeting to discuss a potential dissolution or liquidation of Nxu in the event a potential transaction fails to close.

On June 8, 2024, Nxu and Verde executed a Non-Binding Letter of Intent and Term Sheet, which included economic terms substantially similar to those reflected in the final Merger Agreement.

On or around June 11, 2024, Nxu and Verde each provided the other party and its representatives (including all management teams, legal counsel, and financial advisors) with access to a virtual data room to share relevant information and legal documentation. From June 11, 2024 through October 23, 2024, each party, with the assistance of its advisors, conducted a continuing due diligence review with respect to the other party, including various diligence meetings between members of the Nxu and Verde management teams and their respective legal and financial advisors. In addition, during this period, Nxu’s management and representatives of Snell & Wilmer met to discuss the status of the due diligence and provide guidance on the terms of the definitive agreements that would be acceptable to Nxu.

On June 21, 2024, representatives of WilmerHale delivered an initial draft of the Merger Agreement to representatives of Snell & Wilmer. During the remainder of June, WilmerHale delivered initial drafts of the various ancillary agreements to Snell & Wilmer, including the Registration Rights Agreement, the Verde Support Agreement and the Nxu Support Agreement.

On June 25, 2024, Brian Gordon and members of Verde management visited Nxu’s facility in Mesa, Arizona.

On June 27, 2024, Brian Gordon and Joseph Paolucci provided a revised financial plan reflecting a revised sales pipeline. Messrs. Gordon and Paolucci joined a call with Lake Street and members of Nxu’s management and board of directors to discuss updated financial projections.

Also on June 27, 2024, Mr. Gordon, Mr. Hanchett, Ms. Pratt and representatives of each of Snell & Wilmer and WilmerHale had a teleconference on which they discussed in detail Nxu’s existing asset base, including its then-operable charging station as well as the inventory and parts that Nxu had available to operationalize additional charging stations and whether PolyEarthylene may be able to used in connection with the manufacture of such additional charging stations. Also on this teleconference, the parties discussed Mr. Peizer’s legal situation and the manner in which such situation was proposed to be addressed in connection with the transaction, including through the establishment of the voting trust.

On July 2, 2024, Snell & Wilmer delivered a revised draft of the Merger Agreement to WilmerHale.

On July 19, 2024, representatives of Snell & Wilmer and WilmerHale had a teleconference on which they discussed the various open issues in the Merger Agreement, which included various details around representations and warranties to be made by each of the parties, the proposed financing to be completed in connection with the transaction and the circumstances in which a termination fee might be payable. On this teleconference, WilmerHale also noted that Verde would have to review amendments to be made to certain employment agreements between Nxu and its executives to understand how severance obligations and existing equity compensation matters were to be treated in connection the transaction.

During the remainder of July 2024 and into August 2024, the parties continued to discuss various matters relating to the transaction, including the process of, and the obligations of each party in connection with, obtaining approval from Nasdaq for the listing of the shares of the combined company following closing and the various rules that would need to be complied with in connection with such listing. The parties also continued to exchange drafts of, and negotiate open points (including those mentioned above) in, the Merger Agreement and the ancillary documents, including each party’s disclosure schedules. The parties also discussed the proposed terms of the amendments to the executive employment agreements and continued their respective due diligence investigations of the other party.

During September 2024 and into October 2024, the parties continued to discuss the remaining open issues in the Merger Agreement, the amendments to the executive employment agreements, including the extent of any liabilities of Nxu that would exist at closing and the manner of addressing various existing Nxu equity awards, as well as the process for and obligations relating to obtaining a Nasdaq listing. During this period, the parties continued to exchange drafts of the Merger Agreement and the various ancillary documents, as well as the amendments to the executive employment agreements, and continued their respective due diligence investigations of the other party.

On October 16, 2024, WilmerHale provided a near final draft of the Merger Agreement, which addressed the remaining open points, including the extent of Nxu’s liabilities as of Closing.

On October 17, 2024, Verde provided Nxu with an updated financial plan, and on October 18, 2024, Verde’s management reviewed the updated financial plan with the Nxu board of directors and Lake Street. Also during this period, as well as through October 23, 2024, the parties negotiated and exchanged drafts of various transaction documents.

On October 19, 2024, Lake Street provided the Nxu board of directors a signed copy of the fairness opinion letter and presentation. The original copy of the fairness opinion was received by Nxu in the mail on October 24, 2024.

On October 23, 2024, the Nxu board of directors convened a virtual meeting to review the final drafts of definitive documents and fairness opinion and unanimously approved the signing of the definitive documents. Subsequently, on the same day, Nxu and Verde entered into the Merger Agreement.

Prior to market open on October 24, 2024, Nxu filed a Form 8-K summarizing the Merger Agreement and certain ancillary agreements and issued a press release announcing the proposed merger with Verde.

Nxu’s Reasons for the Merger

The Nxu board of directors considered a wide variety of factors in connection with its evaluation of the Merger Agreement. In light of the complexity of those factors, the Nxu board of directors, as a whole, did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. The Nxu board of directors viewed its decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual members of the Nxu board of directors may have given different weight to different factors. This explanation of the reasons for the Nxu board of directors’ approval of the Merger Agreement, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS.”

During the course of its evaluation of the Merger Agreement and the transactions contemplated by the Merger Agreement, the Nxu board of directors held numerous meetings, consulted with Nxu’s management, legal counsel and financial advisor, and reviewed and assessed a significant amount of information. In reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the Nxu board of directors took into account information presented to it during the process and considered a number of factors that it viewed as supporting its decision to approve the Merger Agreement, including:

•        The Nxu board of directors’ knowledge of Nxu’s business, operations, financial condition, earnings and lack of prospects for generating profits on a standalone basis and Verde’s business, operations, financial condition, earnings and prospects, taking into account the results of Nxu’s due diligence review of Verde.

•        The Nxu board of directors’ review of the range of strategic alternatives available to Nxu, including a potential dissolution or liquidation of Nxu and alternative deal structures, and its determination that the proposed Merger represents the best transaction alternative reasonably available to Nxu and its stockholders.

•        The Merger would provide the existing Nxu stockholders an opportunity to participate in the potential growth and value creation of the combined company following the Merger by virtue of their continued ownership of Nxu common stock.

•        The combined organization is expected to be led by a highly experienced and accomplished senior management team and a board of directors with representation from each of the current boards of directors of Nxu and Verde as well as four new independent directors.

•        The fact that the Nxu board of directors received and reviewed a written opinion from Lake Street stating that, as of the date the opinion was delivered to the Nxu board of directors, it is the opinion of Lake Street that the Verde Enterprise Value used for the Merger Consideration was fair, from a financial point of view, to Nxu.

•        The terms and conditions of the Merger Agreement and related transaction documents, including:

•        the number and nature of the conditions to Nxu’s and Verde’s respective obligations to complete the Merger and the likelihood that the Merger will be completed on a timely basis, as more fully described below under the caption “THE MERGER AGREEMENT — Closing Conditions,” beginning on page 138 in this proxy statement/prospectus;

•        the reasonableness of the potential termination fee of $1,000,000, which could become payable by Verde if the Merger Agreement is terminated in certain circumstances;

•        the support agreements pursuant to which certain stockholders of Nxu and Verde agreed, solely in their capacity as stockholders to vote all of their shares of Nxu and Verde common stock, as applicable, in favor of the proposals submitted to them in connection with the Merger and against any alternative acquisition proposals, as more fully described under the caption “AGREEMENTS RELATED TO THE MERGER — Support Agreements” and “AGREEMENTS RELATED TO THE MERGER — Series B Preferred Voting Agreement,” beginning on page 148 in this proxy statement/prospectus;

•        the lock-up agreements, pursuant to which certain executive officers, directors and stockholders of Verde agreed, subject to certain exceptions, not to transfer their shares of Nxu common stock acquired in connection with the Merger for a period of 180 days after the completion of the Merger, as more fully described below under the caption “AGREEMENTS RELATED TO THE MERGER — Verde Lock-up Agreements,” beginning on page 148 in this proxy statement/prospectus;

•        the agreement of Verde to provide, within 10 business days after effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus is a part, written consent of its stockholders necessary to adopt the Merger Agreement thereby approving the Merger and related transactions; and

•        the requirement that the Transaction Proposal be approved by the majority of the votes cast by the holders of all of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock present in person or represented by proxy at the Nxu special meeting.

In the course of reaching the determinations and decisions and making the recommendation described above, the Nxu board of directors, in consultation with Nxu’s management and financial advisor, considered the risks and potentially negative factors relating to the Merger Agreement, the Merger and the other transactions contemplated thereby, including the following material factors:

•        The fact that following the Merger, the Nxu stockholders would own a relatively small percentage of the combined company common stock.

•        The possibility that the share price of the combined company could decline after the Merger, reducing the overall value proposition of the transaction.

•        The possibility that the consummation of the Merger may be delayed or not occur at all, and the adverse impact such event would have on Nxu and its business.

•        The possible volatility of the trading price of the Nxu Class A common stock resulting from the announcement, pendency or completion of the Merger.

•        The possible disruption to Nxu’s business that may result from announcement of the Merger and the resulting distraction of management’s attention from the day-to-day operations of the business.

•        The strategic direction of the combined company following the completion of the Merger, which will be determined by the board of directors of the combined company which the members of the current Nxu board of directors will comprise a minority.

•        The potential negative effect of the pendency of the Merger on Nxu’s business, including uncertainty about the effect of the proposed Merger on the Company’s employees, customers and other parties, which may impair its ability to retain and motivate key personnel, and could cause customers and others to seek to change existing business relationships with Nxu.

•        The substantial expenses to be incurred in connection with the Merger.

•        The dilution to stockholders of Nxu and Verde upon the consummation of the Merger; and

•        the various other risks associated with the combined company and the Merger, including those described in the sections entitled “RISK FACTORS” and “CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS” in this proxy statement/prospectus.

The Nxu board of directors concluded that the potential benefits that it expects Nxu and its stockholders to achieve as a result of the Merger outweigh the potentially negative factors associated with the Merger Agreement. Accordingly, the Nxu board of directors, based on its consideration of the specific factors listed above and after consulting with financial and legal advisors and management, unanimously (a) determined that the Merger Agreement and the other transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of Nxu and its stockholders, (b) approved and declared advisable the Merger Agreement and the transactions contemplated thereby and (c) recommended that the stockholders of Nxu approve and adopt each of the proposals in this proxy statement/prospectus.

The above discussion of the material factors considered by the Nxu board of directors is not intended to be exhaustive but does set forth the principal factors considered by the Nxu board of directors.

Verde’s Reasons for the Merger

In connection with reaching its decision to enter into the Merger Agreement, the Verde board of directors considered a wide variety of factors. Ultimately, the Verde board of directors concluded that a merger with Nxu was the best available option to support the advancement of Verde’s business and growth objectives and provide it with future access to the public capital markets.

Among the additional factors that the Verde board of directors considered are:

•        the Merger is expected to provide current Verde stockholders with greater liquidity by owning publicly-traded stock, and is expected to both expand Verde’s access to capital and the range of investors that might be interested in investing in Verde, including investors that only invest in publicly-traded stocks, as compared to the range of investors Verde would be able to access to if it continued to operate as a privately-held company;

•        the potential benefits from increased market awareness of Verde and its products due to its public listing;

•        the historical and current information concerning Verde’s business, including its financial performance and condition, operations and management;

•        the competitive nature of the industry in which Verde operates;

•        the Verde board of directors’ fiduciary duties to Verde stockholders;

•        other strategic and financing alternatives that might be available to Verde following the abandonment of its previously proposed business combination with TLGY Acquisition Corporation;

•        the projected financial position, operations, management structure, operating plans, and anticipated cash burn rate of the combined company, as further discussed in the section entitled “VERDE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — Liquidity and Capital Resources” beginning on page 219 of this proxy statement/prospectus;

•        the business, history, operations, financial resources, assets, liabilities, intellectual property, technology and credibility of Nxu;

•        the ability to incorporate Verde’s proprietary technology with Nxu’s electronic vehicle charging stations;

•        the diversification of Verde’s revenue stream to including electronic vehicle charging station revenue, and the ability to add value by incorporating Verde’s PolyEarthylene resins into Nxu’s electronic vehicle charging stations to enhance the offering and make them more sustainable;

•        the terms and conditions of the Merger Agreement, including the following:

•        the determination that the expected relative percentage ownership of Nxu stockholders and Verde stockholders in the combined company was appropriate, based on the Verde board of directors’ judgment and assessment of the approximate valuations of Nxu and Verde;

•        the expectation that the Merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that in the Merger Verde stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes;

•        the limited number and nature of the conditions of the obligation of Nxu to complete the Merger;

•        the conclusion of the Verde board of directors that the potential termination fees payable by Nxu or Verde to the other party, and the circumstances when such fee may be payable, were reasonable;

•        the ability of Verde to terminate the Merger Agreement upon written notice to Nxu and the payment of a termination fee; and

•        the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

•        the shares of Nxu common stock issued to Verde stockholders in connection with the Merger will be registered on a Form S-4 registration statement and will become freely tradable for Verde stockholders who are not affiliates of Verde and who are not parties to lock-up agreements;

•        the relative percentage ownership of Nxu stockholders and Verde stockholders in the combined company immediately following the completion of the Merger is fixed, subject to certain exceptions, with Verde stockholders expected to own approximately 95% of the combined company upon completion of the Merger assuming that the aggregate enterprise value of Nxu is approximately $16.2 million. Nxu’s assumed aggregate enterprise value will be reduced by the excess of certain lease payments remaining unpaid at the Closing over Nxu’s cash balance at the Closing, and any such reduction will decrease the ownership percentage interest of pre-Merger Nxu stockholders in the combined company;

•        the possibility of obtaining a Nasdaq listing and the change of the combined company’s name to “Verde Bioresins, Corp.” upon the Closing; and

•        the likelihood that the Merger will be completed on a timely basis.

The Verde board of directors also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•        the possibility that the Merger might not be completed and the potential adverse effect of the public announcement of the Merger on the reputation of Verde and the ability of Verde to obtain financing in the future in the event the Merger is not completed;

•        the risk that the combined company might not be able to secure additional needed financing in connection with or following completion of the Merger:

•        the risk that future sales of common stock by existing Nxu and Verde stockholders may cause the price of the combined company’s common stock to fall, thus reducing the potential value of the combined company’s common stock received by Verde stockholders following the Merger;

•        the possibility that the Nxu board of directors could, under certain circumstances, consider unsolicited acquisition proposals if superior to the Merger or change its recommendation to approve the Merger upon certain events;

•        the risk that the Merger might not be completed in a timely manner or at all, for a variety of reasons, such as the failure of the combined company to qualify for listing on Nasdaq Stock Market or another national securities exchange or the failure to obtain the required stockholder vote, and the potential adverse effect on the reputation of Verde and the ability of Verde to obtain financing in the future in the event the Merger is not completed;

•        the costs involved in connection with completing the Merger, the time and effort of Verde senior management required to complete the Merger, the related disruptions or potential disruptions to Verde’s business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with Verde, and related administrative challenges associated with combining the companies;

•        the additional expenses and obligations to which the combined company will be subject following the Merger that Verde has not previously been subject to, and the operational changes to Verde’s business, in each case that may result from being a part of a public company;

•        the fact that the representations and warranties in the Merger Agreement do not survive the Closing and the potential risk of liabilities that may arise post-Closing; and

•        various other risks associated with the combined organization and the Merger, including the risks described in the section entitled “RISK FACTORS” beginning on page 15 of this proxy statement/prospectus.

The foregoing information is not intended to be exhaustive, but summarizes the material factors considered by the Verde board of directors in its consideration of the Merger Agreement and the transactions contemplated. The Verde board of directors concluded that the benefits, advantages and opportunities of a potential transaction outweighed the uncertainties and risks described above. After considering these and other factors, the Verde board of directors unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement

Opinion of Financial Advisor

Pursuant to an engagement letter dated May 22, 2024, Nxu retained Lake Street to, at Nxu’s request, deliver an opinion to Nxu as to the fairness, from a financial point of view, to Nxu of the Verde Enterprise Value used for the Closing Merger Consideration. In selecting Lake Street, Nxu considered, among other things, Lake Street’s qualifications, expertise, reputation, and knowledge of Nxu’s and Verde’s businesses and the industry in which they operate.

On October 19, 2024, Lake Street delivered its oral opinion, subsequently confirmed in writing, to the board of directors of Nxu that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth in the opinion, the Verde Enterprise Value used for the Closing Merger Consideration is fair, from a financial point of view, to Nxu.

The full text of Lake Street’s written opinion, dated October 19, 2024, which sets forth, among other things, the assumptions made, matters considered and qualifications and any limitations on the opinion and the review undertaken by Lake Street in connection with rendering its opinion, is attached to this proxy statement/prospectus as Annex D and is incorporated by reference herein. Stockholders of Nxu are urged to read the entire opinion carefully and in its entirety to learn about the assumptions made, procedures followed, matters considered and limits on the scope of the review undertaken by Lake Street in rendering its opinion. The analysis performed by Lake Street should be viewed in its entirety; none of the methods of analysis should be viewed in isolation when reaching a conclusion on whether the consideration was fair. The opinion addresses only the fairness of the Verde Enterprise Value used for the Closing Merger Consideration, from a financial point of view, to Nxu, as of the date of the opinion, and does not address Nxu’s underlying business decision to proceed with or effect the Merger or the likelihood of consummation of the Merger. Lake Street’s opinion was directed to the Nxu board of directors in connection with its consideration of the Merger and was not intended to be, and does not constitute, a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger or any other matter.

In arriving at its opinion, Lake Street conducted such analyses, examinations, and inquiries and considered such other financial, economic and market criteria as it deemed necessary. Lake Street, among other things:

1.      Reviewed a draft of the Merger Agreement provided to Lake Street by Nxu on September 26, 2024, and confirmed with Nxu on October 18, 2024 that the terms of such draft had not materially changed since September 26, 2024;

2.      Reviewed projected financials for Nxu on a stand-alone basis for the fiscal years ended December 31, 2024 and December 31, 2025 published by Maxim Group’s equity research and confirmed by Nxu (the “Nxu Projections”);

3.      Reviewed the Verde Projections;

4.      Analyzed public information with respect to certain other companies in lines of business that the firm believed to be comparable to Nxu and Verde, in whole or in part, which included an examination of current public market prices and resulting valuation statistics;

5.      Reviewed the financial terms, to the extent publicly available, of certain other mergers involving the acquisition of companies Lake Street believed to be comparable to Nxu and Verde, in whole or in part;

6.      Performed a discounted cash flow analysis of Verde on standalone basis based on the Verde Projections;

7.      Discussed with the managements of Verde and Nxu regarding certain aspects of the Merger, the business, financial condition and prospects of Verde and Nxu, respectively, the effect of the Merger on the business, financial condition and prospects of Verde and Nxu, respectively, and certain other matters that we deemed relevant; and

8.      Performed other research and analysis and considered such other factors as the firm deemed appropriate.

Lake Street relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to them or discussed with or reviewed by or for them by Nxu, Verde and/or Humanitario. Lake Street further assumed that the financial information provided was prepared on a reasonable basis in accordance with past management practice of Nxu and Verde, and that management of neither Nxu nor Verde was aware of any information or facts that would make any information provided to Lake Street incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of its opinion, Lake Street assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by Lake Street, that such information was reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of Nxu and Verde as to the expected future results of operations and financial condition of each company and did not evaluate or otherwise test such financial forecasts, estimates and other forward-looking information or the underlying assumptions. Lake Street expressed no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based.

In connection with its opinion, Lake Street assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by Lake Street. Lake Street’s opinion did not address any legal, regulatory, tax or accounting issues.

In arriving at its opinion, Lake Street assumed that the Merger Agreement would be in all material respects identical to the draft of the Merger Agreement provided to them on September 26, 2024. Lake Street relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties set forth in the Merger Agreement and all related documents and instruments that are referred to therein were true and correct, (ii) each party to the Merger Agreement would fully and timely perform all of the covenants and agreements required to be performed by such party thereunder, (iii) the Merger would be consummated pursuant to the terms of the Merger Agreement without amendment of any term or condition thereof the effect of which would be in any way meaningful or otherwise material to Lake Street’s analysis, and (iv) all conditions to the consummation of the Merger would be satisfied without waiver by any party of any conditions or obligations thereunder the effect of which would be in any way meaningful to Lake Street’s analysis. Additionally, Lake Street assumed that all the necessary regulatory approvals and third-party consents required for the Merger would be obtained in a manner that would not adversely affect Nxu or the contemplated benefits of the Merger to Nxu.

In arriving at its opinion, Lake Street did not perform any appraisals or valuations of any specific assets or liabilities (fixed, contingent, or other) of Nxu or Verde, and was not furnished or provided with any such appraisals or valuations, nor did Lake Street evaluate the solvency of Nxu or Verde under any state or federal law relating to bankruptcy, insolvency, or similar matters. The analyses performed by Lake Street in connection with its opinion were performed on a going concern basis. Lake Street was not requested to opine, and no opinion was rendered, as to whether any analyses of Nxu or Verde, other than as a going concern, was appropriate in the circumstances and, accordingly, Lake Street performed no such analysis. Without limiting the generality of the foregoing, Lake Street did not undertake any independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Nxu, Verde, or any of their respective affiliates is a party or may be subject, and at the direction of Nxu and with its consent, Lake Street’s opinion made no assumption concerning, and therefore did not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

Lake Street’s opinion was necessarily based upon the information available to them and facts and circumstances as they existed and were subject to evaluation on the date of the opinion; events occurring after the date of the opinion could materially affect the assumptions used in preparing Lake Street’s opinion. Lake Street did not express any opinion as to any change in the price at which shares of Nxu’s common stock may trade following announcement of the Merger or at any future time after the date of the opinion. Lake Street did not undertake to reaffirm or revise its opinion or otherwise comment upon any events occurring after the date of the opinion and did not have any obligation to update, revise or reaffirm its opinion.

Lake Street’s opinion was furnished pursuant to an engagement letter dated May 22, 2024. Lake Street’s opinion was directed to the board of directors of Nxu for its use in connection with its consideration of the Merger and was not intended to be and did not constitute a recommendation to the stockholders of Nxu. Lake Street’s opinion was approved for issuance by the Lake Street Capital Markets, LLC Fairness Opinion Committee.

Lake Street’s opinion addressed only the fairness, from a financial point of view, to Nxu of the Verde Enterprise Value used for the Closing Merger Consideration and Lake Street expressed no opinion as to the fairness of any consideration paid in connection with the Merger to the holders of any class of securities, creditors or other constituencies of the Nxu. Furthermore, Lake Street expressed no opinion as to any other aspect or implication (financial or otherwise) of the Merger, or any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received by or otherwise payable to any officers, directors or employees of any party to the Merger, or class of such persons, relative to the Closing Merger Consideration or otherwise. Lake Street’s opinion did not constitute a recommendation that Nxu should complete the Merger. Lake Street was not requested to opine as to, and its opinion did not in any manner address the relative merits of the Merger in comparison to any alternatives to the Merger, Nxu’s underlying decision to proceed with the Merger, or any other aspect of the Merger, or alternatives to the Merger available to Nxu.

Consistent with applicable legal and regulatory requirements, Lake Street Capital Markets, LLC has adopted policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Lake Street’s research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Nxu and the Merger that differ from the views of its investment banking personnel.

Summary of Material Financial Analysis

The following is a summary of the material financial analyses performed by Lake Street and reviewed by the Nxu board of directors in connection with Lake Street’s opinion relating to the Merger and does not purport to be a complete description of the financial analyses performed by Lake Street. The rendering of an opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, this summary does not purport to be a complete description of the analyses performed by Lake Street or of its presentation to the Nxu board of directors on October 19, 2024. The order of analyses described below does not represent the relative importance or weight given to those analyses by Lake Street. Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand Lake Street’s financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Lake Street’s financial analyses.

In performing its analyses, Lake Street made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Nxu or any other parties to the Merger Agreement. Lake Street does not assume any responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below.

Selected Publicly Traded Comparable Companies — Nxu Standalone.

To assess how the public market values shares of publicly traded companies similar to Nxu, Lake Street reviewed and compared certain financial information relating to Nxu with selected companies, which, in the exercise of its professional judgment and based on its knowledge of the industry, Lake Street deemed relevant to Nxu. Although none of the selected companies is identical to Nxu, Lake Street selected these companies because they had publicly traded equity securities and were deemed to be similar to Nxu in one or more respects, including the nature of their business, size, and financial performance. Certain of these companies may have characteristics that are materially different from those of Nxu and Verde. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect Nxu and Verde. The selected comparable companies were:

Company	Ticker
Orion Energy Systems	OESX
Pioneer Power Solutions	PPSI
Beam Global	BEEM
Electrovaya	TSX:ELVA
Amprius Technologies	AMPX
Blink Charging	BLNK
Alfen	ENXTAM:ALFEN
Wallbox	WBX
Fastned	ENXTAM:FAST
ChargePoint Holdings	CHPT
ADS-TEC Energy	ADSE
Evgo	EVGO
Shoals Technologies Group	SHLS
QuantumScape Corporation	NYSE:QS
Enovix Corporation	ENVX
CALB Group	SEHK:3931

Lake Street obtained financial metrics and projections for the selected companies from SEC EDGAR and S&P Capital IQ (“Capital IQ”). In its analysis, Lake Street derived and compared multiples for Nxu and the selected companies, calculated as follows:

•        Total enterprise value (“TEV”) as a multiple of estimated revenue for calendar year 2024 (“CY 2024E”)

•        TEV as a multiple of estimated revenue for calendar year 2025 (“CY 2025E”)

TEV refers to market capitalization plus all outstanding debt, plus preferred stock, plus any minority interest and less cash and cash equivalents (“net debt”). This analysis indicated the following:

Financial Multiple	25th Percentile	Median	Average	75th Percentile
2024 EV/Revenue	1.0x	1.7x	2.4x	3.0x
2025 EV/Revenue	0.7x	1.2x	1.4x	2.1x

No company used in the comparable company analysis is identical to Nxu. In reviewing this analysis, Lake Street also considered, among other things, the relative comparability of the selected companies to Nxu. Based upon the foregoing and applying its professional judgment, Lake Street selected the representative ranges of the 25th to 75th percentile for each metric. Lake Street then applied the respective representative ranges to estimated revenue for CY 2024E and CY 2025E for Nxu resulting in ranges of implied total enterprise values. A summary of these enterprise value ranges is shown in the table below:

Financial Multiple	Representative Range			Implied Enterprise Value*
2024E EV/Revenue	1.0x	—	3.0x	$27.6	—	$80.7
2025E EV/Revenue	0.7x	—	2.1x	$23.8	—	$70.1

____________

*        Dollars in thousands

In evaluating the financial multiples for the selected companies, Lake Street made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters. Accordingly, Lake Street’s comparison of selected companies to Nxu and analysis of the results of such comparisons was not purely quantitative, but instead necessarily involved qualitative considerations and professional judgments concerning differences in financial and operating characteristics and other factors that could affect the relative value of Nxu.

Selected Precedent Transaction Analysis — Nxu Standalone.

Lake Street performed a selected precedent transactions analysis, which is designed to imply a value for a company based on publicly available financial terms of the selected transactions that share some characteristics with the Merger. Lake Street reviewed and selected precedent transactions that, in the exercise of its professional judgment, were deemed to be relevant to its analysis after meeting the following criteria: (i) the target company operated in the battery and electric vehicle charging solutions industry, (ii) transactions that closed since January 1, 2019, with publicly available financial terms, and (iii) the acquisition was not of a minority interest. In its analysis, Lake Street reviewed the following precedent transactions:

Closed Date	Target	Buyer
3/31/2023	Volta	Shell USA
10/5/2022	Voltrek	Orion Energy Systems
6/15/2022	SemaConnect	Blink Charging
11/24/2021	HBS NE Limited	Brickability Group
5/17/2021	World Energy Efficiency Services	Spruce Power Holding Corporation
4/30/2021	wallbe GmbH	Compleo Charging Solutions AG
3/17/2021	Trippe Manufacturing Company	Eaton Corporation
3/12/2021	Calisen	BlackRock, Goldman Sachs, Mubadala Investment Company
2/19/2021	Rolec Services Ltd/One Stop Europe	Sdiptech AB

For each precedent transaction listed above, using publicly available company filings, Capital IQ, and press releases, Lake Street calculated TEV multiples based on the target company’s last twelve month’s (“LTM”) revenue as of the Closing Date. From this analysis, Lake Street derived the 25th and 75th percentile multiple range for the selected precedent transactions. These multiples were then applied to Nxu’s estimated revenue for CY 2024E and CY 2025E. The resulting precedent transaction enterprise value ranges were then discounted to present value using an estimate of Nxu’s weighted average cost of capital as the discount rate. This discount rate was determined by considering market-based and company-specific risks, relying on Lake Street’s professional judgment and experience. The resulting multiple range and respective implied enterprise value range is set forth in the following table:

Financial Multiple	Representative Range			Implied Enterprise Value*
2024E EV/Revenue	1.0x	—	6.4x	$27.2	—	$168.3
2025E EV/Revenue	1.0x	—	6.4x	$27.4	—	$169.4

____________

*        Dollars in thousands

Lake Street noted that no business of any selected company was either identical or directly comparable to Nxu’s business. Accordingly, Lake Street’s comparison of selected companies to Nxu and analyses of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and Nxu.

Lake Street noted that the median value of the median implied enterprise values for each of the valuations above equaled $62.4 thousand (the “Nxu Standalone Median Implied Value”).

Selected Publicly Traded Comparable Companies — Verde Standalone.

To assess how the public market values shares of publicly traded companies similar to Verde, Lake Street reviewed and compared certain financial information relating to Verde with selected companies, which, in the exercise of its professional judgment and based on its knowledge of the industry, Lake Street deemed relevant to Verde. Although none of the selected companies is identical to Verde, Lake Street selected these companies because they had publicly traded equity securities and were deemed to be similar to Verde in one or more respects, including the nature of their business, size, and financial performance. Certain of these companies may have characteristics that are materially different from those of Nxu and Verde. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect Nxu and Verde. The selected comparable companies were:

Company	Ticker
Loop Industries, Inc.	LOOP
Carbios SAS	ENXTPA:ALCRB
Codexis, Inc.	CDXS
Avantium N.V.	ENXTAM:AVTX
Danimer Scientific, Inc.	DNMR
Corbion N.V.	ENXTAM:CRBN
PureCycle Technologies, Inc.	PCT
Ingevity Corporation	NGVT
HEXPOL AB (publ)	OM:HPOL B
Avient Corporation	AVNT
Formosa Plastics Corporation	TWSE:1301
Celanese Corporation	CE

Lake Street obtained financial metrics and projections for the selected companies from SEC EDGAR and Capital IQ. In its analysis, Lake Street derived and compared multiples for Verde and the selected companies, calculated as follows:

•        TEV as a multiple of estimated revenue for calendar year 2025 (“CY 2025E”)

•        TEV as a multiple of estimated revenue for calendar year 2026 (“CY 2026E”)

•        TEV as a multiple of estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”) for CY 2025E

•        TEV as a multiple of estimated EBITDA for CY 2026E

This analysis indicated the following:

Financial Multiple	25th Percentile	Median	Average	75th Percentile
2025E EV/Revenue	1.7x	2.4x	3.9x	4.4x
2026E EV/Revenue	1.7x	2.0x	2.5x	2.8x
2025E EV/EBITDA	8.2x	9.4x	11.2x	13.6x
2026E EV/EBITDA	8.5x	9.6x	15.3x	23.6x

No company used in the comparable company analysis is identical to Verde. In reviewing this analysis, Lake Street also considered, among other things, the relative comparability of the selected companies to Verde. Based upon the foregoing and applying its professional judgment, Lake Street selected the representative ranges of the 25th to 75th percentile for each metric. Lake Street then applied the respective representative ranges to CY 2025E revenue and EBITDA, and CY 2026E revenue and EBITDA for Verde resulting in ranges of implied total enterprise values. A summary of these enterprise value ranges is shown in the table below:

Financial Multiple	Representative Range			Implied Enterprise Value*
2025E EV/Revenue	1.7x	—	4.4x	$73	—	$184
2026E EV/Revenue	1.7x	—	2.8x	$667	—	$1,109
2025E EV/EBITDA	8.2x	—	13.6x	$19	—	$31
2026E EV/EBITDA	8.5x	—	23.6x	$849	—	$2,363

____________

*       Dollars in millions

In evaluating the financial multiples for the selected companies, Lake Street made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters. Accordingly, Lake Street’s comparison of selected companies to Verde and analysis of the results of such comparisons was not purely quantitative, but instead necessarily involved qualitative considerations and professional judgments concerning differences in financial and operating characteristics and other factors that could affect the relative value of Verde.

Selected Precedent Transaction Analysis — Verde Standalone.

Lake Street performed a selected precedent transactions analysis, which is designed to imply a value for a company based on publicly available financial terms of the selected transactions that share some characteristics with the Merger. Lake Street reviewed and selected precedent transactions that, in the exercise of its professional judgment, were deemed to be relevant to its analysis after meeting the following criteria: (i) the target company operated in the specialty materials industry, (ii) transactions that closed since January 1, 2019 with publicly available financial terms, and (iii) the acquisition was not of a minority interest. In its analysis, Lake Street reviewed the following precedent transactions:

Closed Date	Target	Buyer
5/2/2024	PAR Group	R&G Fluid Power Group
11/1/2023	Star Thermoplastic Alloys & Rubbers	HEXPOL AB
12/6/2022	McCann Plastics	HEXPOL AB
10/27/2022	Quadion	Trelleborg Sealing Solutions US
4/4/2022	almaak international GmbH	HEXPOL AB
4/1/2022	Adhesive Resins business of Eastman Chemical Company	Synthomer
3/15/2022	Kraton Corporation	DL Chemical Co.
3/13/2020	Trient Technologies, Inc./Tekra Corporation	DelStar Technologies
3/6/2020	Cariflex Business Unit of Kraton Polymers	Daelim USA
10/25/2019	GEON Performance Solutions	SK Capital Partners
7/1/2019	Preferred Compounding Corporation	HEXPOL AB

For each precedent transaction listed above, using publicly available company filings, Capital IQ, and press releases, Lake Street calculated TEV multiples based on the target company’s LTM revenue as of the closing date. From this analysis, Lake Street derived the 25th and 75th percentile multiple range for the selected precedent transactions. These multiples were then applied to Verde’s estimated revenue and estimated EBITDA for CY 2025E and CY 2026E. The resulting precedent transaction enterprise value ranges were then discounted to present value using an estimate of Verde’s weighted average cost of capital as the discount rate. This discount rate was determined by considering market-based and company-specific risks, relying on Lake Street’s professional judgment and experience. The resulting multiple range and respective implied enterprise value range is set forth in the following table:

Financial Multiple	Representative Range			Implied Enterprise Value*
2025E EV/Revenue	1.3x	—	2.0x	$46	—	$72
2026E EV/Revenue	1.3x	—	2.0x	$376	—	$593
2025E EV/EBITDA	8.8x	—	13.6x	$17	—	$27
2026E EV/EBITDA	8.8x	—	13.6x	$670	—	$1,034

____________

*        Dollars in millions

Lake Street noted that no business of any selected company was either identical or directly comparable to Verde’s business. Accordingly, Lake Street’s comparison of selected companies to Verde and analyses of the results of such comparisons was not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and Verde.

Discounted Cash Flow Analysis — Verde Standalone.

Lake Street conducted a discounted cash flow analysis for Verde on a stand-alone basis, which is designed to estimate the implied value of a company by calculating the present value of the estimated future unlevered free cash flows and terminal value of the company. Lake Street calculated a range of implied enterprise values of Verde based on forecasts of future unlevered free cash flows for the remainder of fiscal year 2024 as of October 18, 2024, through calendar year 2028 provided by the management of Verde. Lake Street first calculated unlevered free cash flows (calculated as earnings before interest and taxes, less taxes, plus depreciation and amortization, less the amount of any increase or plus the amount of any decrease in net working capital, less capital expenditures and less any acquisition costs) of Verde for calendar years 2024 to 2028.

Lake Street then calculated terminal values for Verde using the terminal value method based on exit revenue and EBITDA multiples. The terminal value based on revenue multiples was calculated by applying terminal LTM revenue multiples of 1.3x to 2.0x, and the terminal value based on EBITDA multiples was calculated by applying terminal LTM EBITDA multiples of 8.8x to 13.6x (selected based on Lake Street’s professional judgment after consideration of the precedent M&A transactions multiples) to Verde management’s revenue and EBITDA forecast for calendar year 2028.

These unlevered free cash flows and terminal values were then discounted to their respective present values as of October 18, 2024, using a range of discount rates of 15.3.% to 11.3% (selected based on Lake Street’s professional judgment and derived from an analysis of the estimated weighted average cost of capital using Verde’s comparable company data) to calculate a range of implied total enterprise values for Verde. From this analysis, Lake Street derived the 25th and 75th percentiles for the values produced from the discounted cash flow analysis set forth in the following table:

Financial Multiple	Representative Range			Implied Enterprise Value*
Terminal Revenue Multiple	1.3x	—	2.0x	$655	—	$1,324
Terminal EBITDA Multiple	8.8x	—	13.6x	$1,911	—	$3,500

____________

*        Dollars in millions

Lake Street noted that the median value of the median implied enterprise values for each of the valuations above equaled $621 million (the “Verde Standalone Median Implied Value”).

Summary.

Lake Street noted that the Nxu TEV on October 18, 2024 was negative $1.3 million. Lake Street also noted that the negotiated enterprise value for Nxu in the Merger was $16.2 million and that the negotiated enterprise value for Verde in the Merger was $306.9 million. Finally, Lake Street noted that (i) the negotiated enterprise value for Nxu of $16.2 million in the Merger was greater than both the enterprise value for Nxu on October 18, 2024 of negative $1.3 million and the Nxu Standalone Median Implied Value of $62.4 thousand, and (ii) the negotiated enterprise value for Verde in the Merger of $306.9 million was less than the Verde Standalone Median Implied Value of $621 million.

General.

The summary set forth above does not contain a complete description of the analyses performed by Lake Street, but does summarize the material analyses performed by Lake Street in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Lake Street believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Lake Street opinion. In arriving at its opinion, Lake Street considered the results of all its analyses and did not attribute any particular weight to any factor or analysis. Instead, Lake Street made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. The order of analyses described does not represent the relative importance or weight given to those analyses by Lake Street. In addition, the ranges of valuations resulting from any particular analysis described above should not be taken to be Lake Street’s view of the actual value of Nxu or Verde.

As described above, Lake Street’s opinion was only one of many factors considered by the board of directors in making its determination to approve the Merger. Lake Street was not requested to and did not solicit any expressions of interest from any other parties with respect to any business combination with Nxu.

Lake Street is a full-service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services. In the ordinary course of business, Lake Street and its affiliates may acquire, hold or sell, for it and its affiliates’ own accounts and for the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Nxu and the other parties to the Merger, and, accordingly, may at any time hold a long or a short position in such securities. Lake Street and its affiliates may in the future provide investment banking and other financial services to the parties of the Merger for which Lake Street would expect to receive compensation.

Lake Street was engaged by Nxu to provide an opinion to the board of directors of Nxu in connection with the Merger. Pursuant to its engagement letter with Lake Street, Nxu has agreed to pay Lake Street a fixed fee upon the delivery of its fairness opinion to the board of directors. The fairness opinion fee is not contingent upon the Merger closing. These fees were determined by Lake Street and proposed to Nxu. In addition, Nxu has agreed to indemnify Lake Street for certain liabilities that may arise out of its engagement and the rendering of Lake Street’s opinion.

Certain Verde Projected Financial Information

As a matter of course, Verde does not publicly disclose long-term projections of future financial performance given among other things, the inherent difficulty of predicting financial performance for future periods and the possibility that the underlying assumptions and estimates may not be realized. However, in connection with the exploration of strategic opportunities described in this proxy statement/prospectus, Verde management prepared certain non-public, unaudited projections of financial performance for Verde (the “Verde Projections”), which were provided to Nxu and Lake Street, Nxu’s financial advisor.

The Verde Projections did not give effect to any changes or expenses as a result of the Merger or any other effects of the Merger or any impact should the Merger fail to be consummated. The Verde Projections were prepared solely for internal use and are subjective in many respects. As a result, there can be no assurance that the forecasted results will be realized or that actual results will not be significantly higher or lower than estimated. The estimates and assumptions underlying the Verde Projections involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions that may not materialize and are inherently subject to significant uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Verde’s control. There can be no assurance that the Verde Projections will be realized and actual results may vary materially from those shown.

The prospective financial information included in this proxy statement/prospectus was not prepared with a view toward public dissemination or compliance with published guidelines of the SEC or established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles (“GAAP”) but, in the view of Verde management, was prepared on a reasonable basis, reflected, at the time the prospective financial information was prepared, the best currently available estimates and judgments of Verde management, and presented, to the best of Verde management’s knowledge and belief at that time, the expected course of action and the expected future financial performance of Verde. However, this information is not fact and should not be relied upon as necessarily predictive of actual future results and readers of this proxy statement/prospectus are cautioned not to place undue reliance, if any, on the prospective financial information.

The Verde Projections are included in this proxy statement/prospectus solely to give Nxu’s and Verde’s stockholders access to certain long-term financial analyses and forecasts that were made available to Nxu and its financial advisor, and is not included in this proxy statement/prospectus to influence a Nxu stockholder’s decision whether to vote for the Transaction Proposal or for any other purpose. The inclusion of the Verde Projections in this proxy statement/prospectus does not constitute an admission or representation that the information is material. The inclusion of the Verde Projections should not be regarded as an indication that Verde and/or its affiliates, officers, directors, advisors or other representatives consider the Verde Projections to be necessarily predictive of actual future events and this information should not be relied upon as such. None of Verde, Nxu and/or their respective affiliates, officers, directors, advisors or other representatives gives any stockholder of Nxu or Verde any assurance that actual results will not differ materially from the Verde Projections. The Verde Projections do not take into account any circumstances, transactions or events occurring after the date on which they were prepared.

Certain of the measures included in the Verde Projections may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Verde may not be comparable to similarly titled amounts used by other companies.

Financial measures provided to a financial advisor and a board of directors in connection with a business combination transaction are excluded from the definition of non-GAAP financial measures under applicable SEC rules and regulations and therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure.

Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Nxu board of directors in connection with its consideration of the Merger or by Lake Street for purposes of its financial analyses. Accordingly, Verde has not provided a reconciliation of the non-GAAP financial measures included in the Verde Projections.

For the foregoing and other reasons, readers of this proxy statement/prospectus are cautioned that the inclusion of a summary of the Verde Projections in this proxy statement/prospectus should not be regarded as a representation or guarantee that the targets will be achieved nor that they should place undue reliance, if any, on the Verde Projections. The Verde Projections constitute forward-looking statements and are subject to risks and uncertainties that could cause actual results to differ materially from the projected results. See also “CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS” beginning on page iii of this proxy statement/prospectus. The Verde Projections are also subject to many risks and uncertainties and you are urged to review the section entitled “RISK FACTORS” beginning on page 15 of this proxy statement/prospectus for a description of risk factors relating to the Merger and Verde’s business.

The Verde Projections were prepared by, and is the responsibility of, Verde’s management. Verde’s independent auditor, has not examined, compiled or otherwise applied procedures with respect to the Verde Projections and, accordingly, expresses no opinion or any other form of assurance on it. The report of EisnerAmper LLP included in this proxy statement/prospectus relates to historical financial information of Verde. It does not extend to the Verde Projections and should not be read as if it does. You are encouraged to review the financial statements of Verde included in this proxy statement/prospectus, as well as the financial information provided in the sections titled “SELECTED VERDE HISTORICAL FINANCIAL DATA” in this proxy statement/prospectus and to not rely on any single financial measure.

The key elements of the Verde Projections include the following:

•        PolyEarthylene production capacity assumptions and related facility and equipment expansion plans;

•        Sufficient access to labor to operate Verde’s current and anticipated manufacturing facilities;

•        PolyEarthylene sales assumptions and conversion of sales pipeline into prospective customer orders from existing and prospective customers; and

•        Acquisitions of raw material feedstocks necessary to fulfill product orders and related expenses.

Verde’s forecasted financial information was prepared using a number of assumptions, including the following assumptions that Verde’s management believed to be material:

•        Access to Verde’s pre-Closing funds to secure additional warehousing capacity, long-lead equipment and raw material feedstocks to scale PolyEarthylene production at Verde’s manufacturing facility in Fullerton, California as currently planned;

•        Access to funds from any financings conducted following the Closing to secure facility space, long-lead equipment and raw material feedstocks to establish Verde’s first large volume manufacturing facility, which Verde expects to be located in the Midwestern or Southwestern United States; and

•        Conversion of PolyEarthylene sales pipeline into prospective customer orders from existing and prospective customers.

In making the foregoing assumptions, Verde’s management relied on a number of factors, including:

•        Verde’s relationships with existing and prospective customers identified directly by Verde or through Verde’s distribution partnership with Vinmar, and an assessment of the PolyEarthylene sales pipeline and related timing of conversion of sales into prospective customer orders;

•        Verde’s relationships with raw material feedstock suppliers, including Braskem, and commitments to supply necessary materials;

•        Verde’s relationships with equipment manufacturers to ensure they can meet Verde’s planned production capacity timelines based on the number of units and timing to produce equipment;

•        Availability of space for lease with the requirements needed to produce PolyEarthylene; and

•        The ability of Verde’s research and development team to create new and innovative drop-in formulates to meet existing and prospective customer needs.

The following table presents a summary of the Verde Projections prepared by Verde management.

($ in thousands, except for percentages)	2024E	2025E	2026E	2027E	2028E
Total Revenue	972	41,727	389,872	945,000	1,121,875
Total Expenses	6,068	39,447	289,604	607,425	718,090
PolyEarthylene EBITDA	(5,096)	2,280	100,269	337,575	403,785
PolyEarthylene EBITDA Margin	(524.1)%	5.5%	25.7%	35.7%	36.0%
Gross Profit	303	16,443	154,186	433,737	*
Gross Margin	31%	39%	40%	46%	*

____________

*        Not provided.

VERDE AND NXU DO NOT INTEND TO UPDATE OR OTHERWISE REVISE OR RECONCILE THE VERDE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FINANCIAL FORECASTS ARE NO LONGER APPROPRIATE.

Interests of Nxu’s Directors and Executive Officers in the Merger

In considering the recommendation of the Nxu board of directors with respect to issuing shares of Nxu common stock in connection with the Merger and the other matters to be acted upon by the Nxu stockholders at the Nxu special meeting, Nxu stockholders should be aware that Nxu’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Nxu’s stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The Nxu board of directors was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the Nxu stockholders approve the proposals to be presented to the Nxu stockholders for consideration at the Nxu special meeting as contemplated by this proxy statement/prospectus.

Ownership Interests

As of December 31, 2024, Nxu’s current directors, executive officers and their respective affiliates owned, in the aggregate, approximately 3.4% of shares of Nxu Class A common stock outstanding as of such date, which for purposes of this subsection excludes any shares of Nxu Class A common stock issuable upon the exercise or settlement of stock options or RSUs held by such individuals. The affirmative vote of a majority of votes properly cast by the holders of Nxu’s common stock at the Nxu special meeting, assuming a quorum is present, is required for approval of Proposal Nos. 1, 9 and 10. The affirmative vote of a majority of the voting power of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class, is required for approval of Proposal Nos. 2, 3, 4, 7 and 8, and Proposal No. 2 also require the affirmative vote of holders of at least two-thirds of the voting power of the Nxu Class B common stock, voting separately as a class. The affirmative vote of at least two-thirds of the voting power of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class, is required for approval of Proposal Nos. 5 and 6. On October 23, 2024, certain Nxu stockholders, who in the aggregate owned approximately 12.0% of the voting power of Nxu as of December 31, 2024, entered into a support agreement in connection with the Merger. For a more detailed discussion of the support agreements, please see the section entitled “AGREEMENTS RELATED TO THE MERGER — Support Agreements,” beginning on page 146 of this proxy statement/prospectus.

Treatment of Nxu Equity Interests

Under the terms of the Merger Agreement, as of immediately prior to the First Merger Effective Time, (i) each then-outstanding Nxu option to acquire Nxu Class A common stock that has an exercise price that is greater than the closing price of Nxu’s Class A common stock on the trading day immediately preceding the Closing Date will be surrendered or cancelled for no consideration in accordance with the terms of the Nxu Plans, immediately prior to the First Merger Effective Time; (ii) each other Nxu option to acquire Nxu Class A common stock shall remain outstanding and shall remain exercisable subject to the terms and conditions of the applicable Nxu option award agreement and Nxu Plan, and (iii) each Nxu RSU will be settled or forfeited in accordance with its terms, such that there shall be no outstanding Nxu RSU awards (or obligations to deliver shares of common stock of Nxu with respect to previously outstanding and vested Nxu RSU awards) as of the First Merger Effective Time.

Equity Interests of Nxu Executive Officers and Directors

Nxu’s directors and executive officers hold Nxu options and/or Nxu RSUs which, pursuant to the Merger Agreement, will be treated as set forth above. The table below sets forth information with respect to the Nxu options and Nxu RSUs, including all outstanding Nxu options held by each of Nxu’s directors and executive officers as of December 31, 2024. December 31, 2024 has been selected for illustrative purposes only, and does not reflect the date on which certain events will or may occur, if at all. For more information on the equity holdings of Nxu directors and executive officers, see the table in “PRINCIPAL STOCKHOLDERS OF NXU” on page 287 of this proxy statement/prospectus. The value of the stock awards that have not vested or have not been settled in the table below is determined based on an assumed value of $0.5358, which is an estimated value of a share of Nxu Class A common stock equal to the average closing market price of Nxu Class A common stock over the first five business days following the first public announcement of the Merger, which may not be the value of Nxu Class A common stock on the actual Closing. Because the strike prices of outstanding option awards exceed such average closing market price, the value of the option awards in the table below is $0.

	Option Awards				Stock Awards
Name	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested or have not been settled (#)	Market value of shares or units of stock that have not vested or have not been settled ($)
Mark Hanchett	200,692	—	$1,050	August 24, 2031	1,423,530	$762,727
Annie Pratt	78,812	—	$1,050	August 24, 2031	1,244,886	$667,010
Sarah Wyant	126,977	—	$0.99	March 31, 2034	—	$—
Britt Ide	360	—	$1,050	August 24, 2031	295,858	$158,521
Jessica Billingsley	—	—	N/A	N/A	295,858	$158,521
Caryn Nightengale(1)	240	—	$1,320	July 1, 2032	—	$—

____________

(1)      Ms. Nightengale did not stand for re-election at Nxu’s 2024 annual stockholder meeting.

Original Employment Agreements with Nxu executive officers

On May 12, 2023, in connection with Nxu’s reorganization merger, Nxu entered into employment agreements (the “Original Employment Agreements”) with Mr. Hanchett, Nxu’s Chief Executive Officer, and Ms. Pratt, Nxu’s President (each an “Executive” and collectively, the “Executives”), in each case providing for their continued employment in their then-current respective positions, which superseded and replaced their then existing employment agreements with Atlis Motor Vehicles Inc. The terms of the Original Employment Agreements provide that the initial period of employment for each Executive shall end on December 31, 2027 and shall be automatically extended for one-year periods unless Nxu or the Executive provides written notice of intention to terminate the agreement with at least 120 days prior written notice.

Under the Original Employment Agreements, each Executive received a base salary of $200,000, which will increase to $250,000 in the first pay period following Nxu’s first delivery of a 30 kilowatt hour battery pack to a customer and will increase to $300,000 in the first day of the quarter following a quarter in which Nxu recognizes over $250,000 in revenue from core product sales. Each Executive’s base salary is subject to an annual review for increase by the compensation committee of Nxu’s board of directors. Base salaries are not subject to decrease, except for any across-the-board reduction impacting substantially all Executives of Nxu of not more than 10%. Each Executive is also eligible to receive equity awards pursuant to Nxu’s short and long-term equity incentive plans in amounts as determined by the compensation committee of the Nxu board of directors.

Under the Original Employment Agreements, Nxu may terminate the Executive’s employment immediately upon notice to the Executive. The Executive may terminate his or her employment for any reason with 120 days’ advance written notice to Nxu. In the event of an Executive’s separation from Nxu for any reason, any unvested equity awards will be forfeited, except as noted in the employment agreement or the underlying award agreement.

Under the Original Employment Agreements, if, prior to December 31, 2027 or such later date if the period of employment is extended, an Executive is involuntarily terminated by Nxu without Cause (as defined in the Original Employment Agreements) or by the Executive for Good Reason (as defined in the Original Employment Agreements), the Executive will be entitled to receive the following, subject to the Executive’s execution of a general release: (i) continuation of his or her base salary (at the rate in effect immediately prior to the separation) for the 12 months following the separation date; (ii) continued vesting of the Executive’s equity awards according to the original vesting schedule for the 12 months following the separation date; and (iii) a monthly cash payment for the 12 months following the separation date (or until such time as the Executive becomes eligible for coverage through a subsequent employer or becomes ineligible for COBRA) equal to the premium costs for medical and dental COBRA continuation coverage at the rate of the Company’s normal contribution for active employees (the “Severance Payments”).

Under the Original Employment Agreements, if, prior to December 31, 2027 or such later date if the period of employment is extended, an Executive is involuntarily terminated Nxu without Cause or by the Executive for Good Reason, in each case within 12 months following a Change in Control (as defined in the Original Employment Agreements), then the Executive will be eligible to receive the following, subject to the Executive’s execution of a general release: (i) 24 months of Severance Payments (instead of 12 months for a single trigger involuntary termination); and (ii) a lump sum payment in an amount equal to two times the annual bonus that the Executive would have earned at the target achievement level for the calendar year in which the separation occurred. Additionally, notwithstanding the terms of the Nxu Plan under which the awards were granted, all of the Executive’s outstanding, unvested, time-based awards will become fully vested and performance-based vesting shall be deemed achieved at target levels (and, in the case of stock options, shall remain exercisable for the remainder of their full term).

On April 28, 2023, Ms. Wyant (together with the Executives, the “Nxu Executives”) entered into an offer letter agreement with Nxu which provides for: (i) employment as Vice President of Finance, beginning May 15, 2023; (ii) an initial base salary of $190,000; (iii) eligibility to receive a grant of RSUs with a fair value of $190,000; (iv) eligibility to receive an annual grant of RSUs with a fair value of $10,000; and (v) eligibility to participate in the standard benefits plans made available to the Company’s executive employees.

Amended Executive Employment Agreements and Wyant Employment Agreement

Concurrently with the signing of the Merger Agreement, on October 23, 2024, Nxu amended the Original Employment Agreements (collectively, the “Employment Agreement Amendments”) with the Executives.

Each Employment Agreement Amendment, among other things, (i) provides that the Executive may not hold other employment unless such employment does not interfere or conflict with the Executive’s duty under the Executive Agreement, (ii) amends and restates the provisions governing benefits upon an involuntary termination without Cause by Nxu or the Executive’s resignation for Good Reason (as such terms are defined in the Employment Agreement Amendment) such that if the Executive is involuntarily terminated by Nxu without Cause or the Executive resigns for Good Reason in each case solely following a termination of the Merger Agreement, provided that the Executive executes a general release of claims, the Executive is entitled to amounts accrued prior to the Executive’s termination, a lump sum payment equal to six (6) months of base salary, less applicable taxes and withholding, the settlement of outstanding equity awards in accordance with their terms, and a monthly cash payment equal to the monthly premium costs for COBRA coverage for up to 12 months, (iii) amends the definition of Good Reason to clarify that none of (a) the execution of the Employment Agreement Amendment, (b) changes to Executive’s duties, authority or responsibilities or Executive’s principal place of employment, in each case, while the Merger Agreement is in effect, nor (c) any of the transactions contemplated by the Merger Agreement, including the Executive’s resignation from his or her position as an officer of Nxu or member of the Nxu board of directors will constitute Good Reason for purposes of the Employment Agreement, (iv) provides for the payment to the Executive of a financing bonus not to exceed an aggregate amount equal to six months of the Executive’s annual base salary as of immediately prior to the closing in the event that after the Closing the combined company raises at least $5 million during 2025 through the sale of combined company equity securities to one or more third parties unaffiliated with either Nxu or Verde, provided that the Executive is employed by Nxu on the Closing and provided Executive executes a general release of claims in connection with any termination of employment (the “Financing Bonus”), and (v) amends the outstanding equity awards as described below.

The Nxu board of directors also appointed Sarah Wyant, Nxu’s then Interim Chief Financial Officer, to serve as Nxu’s Chief Financial Officer, effective on October 23, 2024. In connection with Ms. Wyant’s appointment, on October 23, 2024, Nxu entered into an employment agreement with Ms. Wyant (the “Wyant Employment Agreement”). The Wyant Employment Agreement increases Ms. Wyant’s annual base salary to $300,000 from $275,000, provides that Ms. Wyant is eligible for the Financing Bonus and amends her outstanding equity awards as described below. Ms. Wyant will also be eligible to participate in Nxu’s standard employee benefit programs made available by Nxu to its employees generally, and will be eligible to receive paid vacation in accordance with Nxu’s vacation policies. If Nxu terminates Ms. Wyant (other than as a result of her death, disability or for Cause) or Ms. Wyant resigns for Good Reason (as such terms are defined in the Wyant Employment Agreement), in either case, following a termination of the Merger Agreement, provided that she executes a general release of claims, Ms. Wyant will be entitled to receive amounts accrued prior to her termination, a lump sum payment of $150,000, less applicable taxes and withholding, and continued vesting of outstanding equity awards.

Amendments to Equity Awards under the Employment Agreement Amendments and the Wyant Employment Agreement

The Nxu board of directors and the Nxu Executives previously agreed to Delayed Vesting for 5,367,874 RSUs in the aggregate previously granted to the Nxu Executives, as the delivery of the RSUs during the original vesting periods would jeopardize Nxu’s ability to continue as a going concern. Pursuant to the Employment Agreement Amendments and the Wyant Employment Agreement, following the signing of the Merger Agreement, Nxu will deliver such RSUs to the Nxu Executives in installments in such amounts as Nxu determines may be delivered to the Nxu Executives without jeopardizing Nxu’s ability to continue as a going concern. Such RSUs will be delivered until the earlier of (a) the date all RSUs subject to Delayed Vesting have been delivered to the Nxu Executive or (b) the date that is no later than five business days prior to the Closing (such earlier date, the “Cut-Off Date”). Any RSUs that have not been delivered to the Nxu Executives as of the Cut-Off Date will be forfeited for no consideration. No RSUs will be settled if such settlement would cause the Nxu Executive to be subject to excise taxes imposed by Section 4999 of the Code, provided that, at Nxu’s and the Nxu Executive’s request, Verde may consider permitting such RSUs to be settled upon receipt of satisfactory evidence, in the sole discretion of Verde’s counsel, that the Nxu Executive has remitted to an escrow account established by Nxu the amount necessary to satisfy Nxu’s tax withholding obligations under Section 4999 of the Code upon the Closing.

The Nxu Executives hold stock options under the Amended 2023 Omnibus Plan and/or the Employee Stock Option Plan of Atlis Motor Vehicles, Inc. All of the stock options have a per share exercise price in excess of the current fair market value of Nxu’s stock as of the effective date of the Employment Agreement Amendments or the effective date of the Wyant Employment Agreement, as applicable. The Nxu board of directors resolved, and the Nxu Executives have agreed, to cancel all outstanding stock options, whether vested or unvested, for no consideration immediately prior to a change in control, provided the per share exercise price, as adjusted to reflect any changes in Nxu’s capitalization between the effective date of the Employment Agreement Amendments or the Wyant Employment Agreement, as applicable, and the date on which a change in control occurs, remains in excess of Nxu’s closing stock price on the trading day immediately preceding the date on which the change in control occurs.

Non-Employee Director Compensation

Concurrently with the signing of the Merger Agreement, on October 23, 2024, Nxu entered into a Board of Directors Agreement (collectively, the “Board of Directors Agreements”) with each of the Independent Directors, pursuant to which each Independent Director will receive a $15,000 per quarter cash stipend and each Independent Director was granted 591,715 RSUs under the Amended 2023 Omnibus Plan. Such RSUs vest as follows: (1) 147,928 RSUs are consideration for services rendered for the quarter ending September 30, 2024 and were immediately vested, (2) the remaining RSUs will vest ratably at the end of each calendar quarter from December 31, 2024 until June 30, 2025, provided that the Independent Director continues to serve on the Nxu board of directors on the applicable vesting date. The Board of Directors Agreements also amend outstanding equity awards as described below. On October 23, 2024, Nxu also amended the restricted stock unit award agreement (the “Nightengale Award Amendment”) with Caryn Nightengale, a former member of Nxu’s board of directors, to amend her outstanding equity awards as described below.

Pursuant to the Board of Directors Agreements and the Nightengale Award Amendment, following the signing of the Merger Agreement, Nxu will deliver 617,829 Director Delayed RSUs in the aggregate to the Independent Directors and Ms. Nightengale. Such Director Delayed RSUs will be delivered in installments in such amounts as Nxu determines may be delivered to the Independent Directors and Ms. Nightengale without jeopardizing Nxu’s ability to continue as a going concern. Such Director Delayed RSUs will be delivered until the Cut-Off Date. Any Director Delayed RSUs that have not been delivered to the Independent Directors and Ms. Nightengale as of the Cut-Off Date will be forfeited for no consideration.

Director Position Following the Merger

Ms. Billingsley is currently a director of Nxu and is anticipated to continue as a director of the combined company following the Closing. Following the Closing, it is expected that the combined company will provide compensation to Ms. Billingsley as a non-employee director pursuant to a new non-employee director compensation program that is expected to become effective as of the Closing.

Indemnification for Directors and Officers

In addition to the indemnification obligations required by the Nxu Charter and the Nxu Bylaws, Nxu has entered into indemnification agreements with each of its directors and officers. Each indemnification agreement provides that, subject to limited exceptions, and among other things, Nxu will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as Nxu’s director or officer. Nxu believes that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Interests of Verde’s Directors and Executive Officers in the Merger

In considering the recommendation of the Verde board of directors with respect to approving the Merger, stockholders should be aware that Verde’s board of directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Verde stockholders. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

Each of the Nxu board of directors and the Verde board of directors were aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the Merger, and to recommend, as applicable, that Nxu stockholders approve the proposals to be presented to Nxu stockholders for consideration at the Nxu special meeting as contemplated by this proxy statement/prospectus, and that Verde stockholders sign and return the written consent as contemplated by this proxy statement/prospectus.

Ownership Interests

As of December 31, 2024, Verde’s directors, executive officers and their respective affiliates owned, in the aggregate approximately 12.33% of the outstanding shares of Verde capital stock. See the section entitled “PRINCIPAL STOCKHOLDERS OF VERDE” beginning on page 289 of this proxy statement/prospectus for a description of the beneficial ownership of Verde’s directors and officers.

Effect of the Merger on Verde Options

As of December 31, 2024, Verde’s directors and current executive officers owned, in the aggregate, vested Verde options covering 45,431,089 shares of Verde common stock.

Under the terms of the Merger Agreement, each option to purchase shares of Verde common stock that is outstanding and unexercised immediately prior to the effective time under the Verde Plan and that, following assumption by Nxu at the First Merger Effective Time, will be eligible to be registered on Form S-8, whether or not vested, will be converted into and become an option to purchase shares of common stock of the combined company. Nxu will assume the Verde Plan and each such outstanding Verde option in accordance with the terms (as in effect as of the date of the Merger Agreement) of the Verde Plan and the terms of the stock option agreement by which such Verde option is evidenced.

The following table presents certain information concerning the outstanding Verde options held by Verde directors and current executive officers as of December 31, 2024. The number of shares of Verde common stock underlying such Verde options will be adjusted appropriately to reflect the exchange ratio. See the section entitled “THE MERGER AGREEMENT — Merger Consideration” beginning on page 133 of this proxy statement/prospectus for a more detailed description of the treatment of Verde options in the Merger.

	Number of Shares Underlying Vested Options	Weighted Average Exercise Price of Vested Options	Number of Shares Underlying Unvested Options	Weighted Average Exercise Price of Unvested Options
Directors and Executive Officers
Joseph Paolucci	45,431,089	$0.01	—	—
Brian Gordon	—	—	—	—

Management of the Combined Company

Following the Merger

As described in the section entitled “MANAGEMENT OF THE COMBINED COMPANY FOLLOWING THE MERGER” beginning on page 228 of this proxy statement/prospectus, Brian Gordon, the sole member of the Verde board of directors and chairman of the Verde board of directors, is expected to become a member of the combined company’s board of directors upon the Closing. In addition, each of Joseph Paolucci, Verde’s Chief Executive Officer, and Brian Gordon, Verde’s President and Chief Operating Officer, are expected to become executive officers of the combined company upon the Closing.

Indemnification and Insurance

Pursuant to the Merger Agreement, from the First Merger Effective Time, each of Nxu and the combined company in the Merger is required to indemnify and hold harmless each person who is or has served as a director or officer of Verde against any costs or expenses (including reasonable attorney’s fees), judgements, fines, losses, claims, damages or liabilities incurred in connection with any action, whether civil or criminal, administrative or investigative, arising out of or pertaining to the matters existing or occurring at or prior to the First Merger Effective Time, whether asserted or claimed prior to, at or after the First Merger Effective Time, to the fullest extent that Verde would have been permitted under the DGCL and its certificate of incorporation, bylaws and indemnification agreements in effect as of the date of the Merger Agreement. In addition, each such director or officer, or former director or officer, is entitled to the advancement of expenses incurred in the defense of any such action to the fullest extent permitted under the DGCL.

Pursuant to the Merger Agreement, the provisions of the Nxu Charter and the Nxu Bylaws with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Nxu will not be amended, modified or repealed for a period of six years from the First Merger Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the First Merger Effective Time, were directors or officers of Nxu, unless such amendment, modification or repeal is required by applicable law.

The certificate of incorporation and the bylaws of the surviving corporation in the Merger shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers than those are presently set forth in the Nxu Charter and the Nxu Bylaws.

The Merger Agreement also provides that Nxu shall maintain directors’ and officers’ liability insurance policies commencing at the Closing in amount and scope reasonably comparable to Nxu’s existing policies. Furthermore, the Merger Agreement provides that Nxu shall enter into customary indemnification agreements with each director and officer of the combined company.

Form of the Merger

The Merger Agreement provides that at the First Merger Effective Time (as defined in the Merger Agreement), Merger Sub I will merge with and into Verde, with Verde surviving the First Merger and continuing as a wholly-owned subsidiary of Nxu.

Promptly following the First Merger Effective Time, and as part of an integrated plan with the First Merger, Verde shall merge with and into Merger Sub II, whereupon the separate corporate existence of Verde shall cease, and Merger Sub II shall be the surviving entity of such merger and the final surviving company.

Closing and Effective Time of the Merger

The closing of the transactions contemplated by the Merger Agreement shall take place electronically through the exchange of documents via e-mail or facsimile beginning on the date which is three (3) business days after the date on which all conditions described set forth in Article IX of the Merger Agreement shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) or at such other place, date and/or time as Nxu and Verde may agree in writing (such date, the “Closing Date”).

The First Merger shall become effective upon the filing of a certificate of merger in form and substance reasonably satisfactory to Nxu and Verde (the “First Certificate of Merger”) with the Secretary of State of the State of Delaware or at such later time as may be agreed by Nxu and Verde in writing and specified in the Certificate of Merger.

The Second Merger shall become effective upon filing of a certificate of merger in form and substance reasonably satisfactory to Nxu and Verde (the “Second Certificate of Merger”, and together with the First Certificate of Merger, the “Certificates of Merger”) with the Secretary of State of the State of Delaware or at such later time as may be agreed by Nxu and Verde in writing and specified in the Certificate of Merger.

Merger Consideration and Exchange Ratio

Merger Consideration

Upon the terms and subject to the conditions set forth in the Merger Agreement, each share of Verde common stock issued and outstanding immediately prior to the First Merger Effective Time, other than (i) shares of Verde capital stock held by Verde in treasury or owned by Nxu of either of the Merger Subs, which shares shall be cancelled and (ii) shares of Verde common stock held by Verde stockholders who are entitled to vote in respect of such shares of Verde common stock but have not voted in favor of the Merger or consented thereto in writing and who have properly demanded appraisal for such shares in accordance with, and who complies with Section 262 of the DGCL, shall be automatically converted into the right to receive the number of shares of duly authorized, validly issued, fully paid and nonassessable shares of Verde common stock equal to the Exchange Ratio (as defined below).

Exchange Ratio

In accordance with the terms and subject to the conditions of the Merger Agreement, at the Closing, each share of Verde common stock issued and outstanding immediately prior to the First Merger, shall, without any action on the part of the holder thereof, be converted into the right to receive the number of shares of duly authorized, validly issued, fully paid and nonassessable shares of Nxu common stock equal to the Exchange Ratio (as defined below).

The “Exchange Ratio” formula is the quotient obtained (rounded to four decimal places) of (A) Verde Enterprise Value, divided by (B) Acquiror Enterprise Value, multiplied by (ii) Nxu Outstanding Shares (each as defined below) divided by (b) Verde Outstanding Shares (as defined below), in which:

•        “Acquiror Enterprise Value” means an amount equal to $16,154,600 minus the Lease Shortfall Amount.

•        “Verde Enterprise Value” means $306,937,395.

•        “Nxu Outstanding Shares” means the total number of shares of Nxu common stock outstanding immediately prior to the First Merger expressed on a fully-diluted and as converted to Nxu common stock basis, assuming, without limitation or duplication, the issuance of shares of Nxu common stock in respect of all outstanding options, warrants or rights to receive such shares, in each case, outstanding as of immediately prior to the First Merger.

•        “Verde Outstanding Shares” means the total number of shares of Verde common stock outstanding immediately prior to the First Merger expressed on a fully-diluted and as-converted to Verde common stock basis and assuming, without limitation or duplication, the issuance of shares of Verde common stock issuable (i) upon the conversion of the Verde Notes and the exercise of all outstanding and unexercised warrants of Verde (the “Verde Warrants”), and (ii) in respect of all other outstanding options, restricted stock awards, warrants or rights to receive such shares, whether conditional or unconditional and including any outstanding options, warrants or rights triggered by or associated with the consummation of the Merger.

Further, in accordance with the terms and subject to the conditions of the Merger Agreement, at the Closing, each Verde Option, whether vested or unvested, that is then outstanding and unexercised (each such Verde Option, an “Assumed Option”) shall cease to represent a right to acquire Verde common stock and shall be assumed and converted, as of the consummation of the First Merger, into an option to purchase a number of shares of Nxu common stock equal to the Exchange Ratio, multiplied by the number of shares of Verde common stock subject to such Verde Option as of immediately prior to the consummation of the First Merger rounded down to the nearest whole share.

Procedures for Exchanging Stock Certificates

The Merger Agreement provides that, promptly at the Closing, Equiniti, Nxu’s transfer agent, will issue to each record holder of Verde capital stock, from and after the First Merger Effective Time, a letter of transmittal and instructions for surrendering and exchanging Verde stock certificates or transfer of book-entry shares held by such record holder in exchange for book-entry shares of Nxu common stock.

Until so surrendered, each certificate or book-entry share that previously evidenced shares of Verde capital stock will be deemed, from and after the First Merger Effective Time, to evidence only the right to receive shares of Nxu common stock.

Upon surrender of a Verde stock certificate or transfer of book-entry shares for exchange to the exchange agent, together with a duly signed letter of transmittal and such other documents as the exchange agent or Nxu may reasonably require, the Verde stock certificate or book-entry share surrendered will be cancelled and the holder of such Verde stock certificate or book-entry share will be entitled to receive book-entry shares representing the number of whole shares of Nxu common stock that such holder has the right to receive pursuant to the provisions of the Merger Agreement.

If any Verde stock certificate has been lost, stolen or destroyed, Nxu may, in its discretion, and as a condition precedent to the delivery of any book-entry shares of Nxu common stock, require the owner of such lost, stolen or destroyed certificate to provide an affidavit claiming such certificate has been lost, stolen or destroyed and, at Nxu’s discretion, may also require such owner to indemnify Nxu against any claim suffered by Nxu related to the lost, stolen or destroyed certificate or any Nxu common stock issued in exchange thereof as Nxu may reasonably request.

Nxu will not pay dividends or other distributions on any shares of Nxu common stock to be issued in exchange for shares of Verde capital stock represented by any unsurrendered Verde stock certificate or book-entry share until such Verde stock certificate is surrendered, or book-entry share transferred, as provided in the Merger Agreement.

Regulatory Approvals

In the U.S., Nxu must comply with applicable federal and state securities laws and the rules and regulations of Nasdaq in connection with the issuance of shares of Nxu common stock and the filing of this proxy statement/prospectus with the SEC. Nxu does not intend to seek any regulatory approval from antitrust authorities to consummate the transactions.

Certain Legal Proceedings

As of the date of this proxy statement/prospectus, Nxu has, to its knowledge, received eight letters from purported Nxu stockholders alleging certain disclosure deficiencies in the proxy statement/prospectus filed by Nxu on November 12, 2024, three of which also sought to inspect certain books and records of Nxu related to the Merger and related matters pursuant to Section 220 of the DGCL.

The outcome of the matters described above cannot be predicted with certainty. Additional demands may be received or complaints may be filed in connection with the Merger and the transactions contemplated by the Merger Agreement and this proxy statement/prospectus. If such additional demands are made or complaints are filed, absent new or different allegations that are material, Nxu and/or Verde will not necessarily announce such additional demands or complaints.

Anticipated Accounting Treatment

Under GAAP, the Merger is anticipated to be treated as a “reverse acquisition” and accounted for as a business combination pursuant to which Verde will be considered the acquiring entity for accounting purposes. Verde will record the net assets of Nxu at their fair values as of the acquisition date, and after completion of the Merger, as of the acquisition date, the results of operations of both companies will be included in the combined company’s financial statements.

The combined company will account for the Merger using the business combination method of accounting under GAAP. Accounting Standards Codification 805 — Business Combinations (“ASC 805”) provides guidance for determining the accounting acquirer in a business combination when equity interests are exchanged between two entities. ASC 805 provides that in a business combination effected through an exchange of equity interests, such as the Merger, the entity that issues the equity interests is generally the acquiring entity. Commonly, the acquiring entity is the larger entity. However, the facts and circumstances surrounding a business combination sometimes indicate that a smaller entity acquires a larger one. ASC 805 further provides that in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances must be considered, including the relative voting rights of the stockholders of the constituent companies in the combined company, the composition of the board of directors and senior management of the combined company and the terms of the exchange of equity securities in the business combination, including payment of any premium.

Based on the relative voting interests of Verde and Nxu in the combined company whereby the Verde stockholders will have majority voting interest, the board of directors of the combined company will be composed of current members of the Verde board of directors, the chief executive officer of Verde and one current member of the Nxu board of directors, Verde is considered to be the acquirer of Nxu for accounting purposes. This means that the total purchase price will be allocated to Nxu’s tangible and identifiable intangible assets and liabilities based on their estimated relative fair market values at the date of the completion of the Merger. Final valuations of property, plant and equipment, and intangible and other assets have not yet been completed as Verde management is still reviewing the existence, characteristics and useful lives of Nxu’s intangible assets. The completion of the valuation work could result in significantly different amortization expenses and balance sheet classifications. After completion of the Merger, the results of operations of both companies will be included in the financial statements of the combined company. See the section titled “UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS” elsewhere in this proxy statement/prospectus for additional information.

Nasdaq Stock Market Listing

Shares of Nxu common stock are currently listed on Nasdaq under the symbol “NXU.” Nxu and Verde have agreed to use reasonable efforts to cause the shares of Nxu common stock being issued in the Merger to be approved for listing on Nasdaq on or prior to date on which the Closing occurs.

In addition, under the Merger Agreement, each of Nxu’s and Verde’s obligation to complete the Merger is subject to the satisfaction or waiver by each of the parties, at or prior to the Merger, of various conditions, including that the shares of Nxu common stock to be issued in the Merger have been approved for listing (subject to official notice of issuance) on Nasdaq.

If the Nasdaq listing application is accepted, Nxu anticipates that the common stock of the combined company will be listed on Nasdaq following the Closing under the trading symbol “VRDE.” In order for the Nasdaq listing application to be accepted, among other requirements, the combined company must maintain a bid price of $4.00 or higher for a certain period of time following the proposed reverse stock split.

Appraisal Rights and Dissenters’ Rights

If the Merger is completed, Verde stockholders who do not deliver a written consent approving the Merger are entitled to appraisal rights under Section 262 of the DGCL (“Section 262”), provided that they comply with the conditions established by Section 262. Under the DGCL, Nxu stockholders are not entitled to appraisal rights in connection with the Merger. The discussion below is not a complete summary regarding a Verde stockholder’s appraisal rights under Delaware law and is qualified in its entirety by reference to the text of the relevant provisions of Delaware law, which is attached as Annex E to this proxy statement/prospectus. Verde stockholders intending to exercise appraisal rights should carefully review Annex E. Failure to follow precisely any of the statutory procedures set forth in Annex E may result in a termination or waiver of these rights. This summary does not constitute legal or other advice, nor does it constitute a recommendation that Verde stockholders exercise their appraisal rights under Delaware law.

Any person contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262, which is attached as Annex E to this proxy statement/prospectus, particularly the procedural steps required to properly demand and perfect such rights. Failure to follow the steps required by Section 262 for demanding and perfecting appraisal rights may result in the loss of such rights. All references in Section 262 and in this summary to a (i) “stockholder” are to the record holder of shares of Verde common stock unless otherwise expressly noted herein, (ii) “beneficial owner” are to a person who is the beneficial owner of shares of Verde common stock held either in voting trust or by a nominee on behalf of such person, and (iii) “person” are to an individual, corporation, partnership, unincorporated association or other entity.

Under Section 262, if the Merger is completed, Verde stockholders and beneficial owners who: (i) properly submit a written demand for appraisal of their shares of common stock; (ii) hold such shares on the date of the making of a demand under clause (i) and continue to hold their shares of common stock through the First Merger Effective Time; (iv) do not thereafter withdraw their demand for appraisal of their shares of common stock or otherwise lose their appraisal rights, each in accordance with the DGCL; and (v) otherwise comply with the statutory requirements set forth in Section 262, may be entitled to have their shares of common stock appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of the shares of Verde common stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest to be paid on the amount determined to be “fair value,” if any, as determined by the Delaware Court of Chancery. A beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares of common stock in accordance with the procedures of subsection (d)(2) of Section 262 summarized above, provided that (i) such beneficial owner continuously owns such shares of common stock through the First Merger Effective Time and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of Section 262, and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares of common stock for which that demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving corporation under Section 262 and to be set forth on the Verified List (defined below) required by Section 262(f).

Unless the Delaware Court of Chancery, in its discretion, determines otherwise for good cause shown, interest on an appraisal award from the effective date of the Merger through the date of payment of the judgment will compound quarterly and accrue at 5% over the Federal Reserve System (the “Federal Reserve”) discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date the judgment is paid. However, at any time before the Delaware Court of Chancery enters judgment in the appraisal proceedings, the surviving corporation may voluntarily pay to each person entitled to appraisal an amount in cash pursuant to subsection (h) of Section 262, in which case interest will accrue after the time of such payment as provided herein only on the sum of (i) the difference, if any, between the amount so paid and the “fair value” of the shares of common stock as determined by the Delaware Court of Chancery, and (ii) any interest therefore accrued prior to the time of such payment. The surviving corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment. Persons considering seeking appraisal should be aware that the “fair value” of their shares of common stock as determined pursuant to Section 262 of the DGCL could be more than, the same as, or less than the value that they would receive pursuant to the Merger Agreement if they did not seek appraisal of their shares of common stock.

In connection with the Merger, any person who wishes to exercise appraisal rights, or who wishes to preserve his, her or its right to do so, should review Section 262 carefully. Failure to strictly comply with the requirements of Section 262 in a timely and proper manner may result in the loss of appraisal rights under the DGCL. A person who loses his, her or its appraisal rights will be entitled to receive the value that they would receive pursuant to the Merger Agreement. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal, Verde believes that if a person considers exercising such rights, that person should seek the advice of legal counsel.

Stockholders and beneficial owners wishing to exercise the right to seek an appraisal of their shares of Verde common stock must satisfy ALL of the following conditions:

•        Within 20 days after the date Verde mails a notice to its stockholders notifying them that the Merger has been approved and that appraisal rights are available to any stockholder who has not approved the Merger, deliver to Verde a written demand for appraisal of shares of common stock held, which demand must reasonably inform Verde of the identity of the stockholder or beneficial owner and that such stockholder or beneficial owner is demanding appraisal;

•        continuously hold of record or beneficially own the shares of common stock from the date on which the written demand for appraisal is made through the First Merger Effective Time; and

•        comply with the procedures of Section 262 of the DGCL.

Any person who has complied with the applicable requirements of Section 262 and is otherwise entitled to appraisal rights or the surviving corporation may file a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of common stock held by all such persons within one hundred and twenty (120) days after the First Merger Effective Time. The surviving corporation is under no obligation to file any petition and has no intention of doing so.

Filing Written Demand

Any Verde stockholder or beneficial owner wishing to exercise appraisal rights must deliver to Verde, within 20 days after the date Verde mails a notice to its stockholders notifying them that the Merger has been approved, the effective date of the Merger and that appraisal rights are available to any stockholder who has not approved the Merger, a written demand for the appraisal of such person’s shares of common stock. A person exercising appraisal rights must hold the shares of common stock for which they will seek appraisal upon the making of the demand for appraisal and must continue to hold the shares of common stock through the First Merger Effective Time. A stockholder’s or beneficial owner’s failure to make the written demand within the requisite time period described above will constitute a waiver of appraisal rights.

Record Holders

A holder of record of shares of Verde common stock is entitled to demand appraisal rights for the shares of common stock registered in that holder’s name. A demand for appraisal in respect of shares of Verde common stock by a holder of record must reasonably inform Verde of the identity of the holder and state that the stockholder intends thereby to demand appraisal of the holder’s shares of common stock in connection with the Merger.

Beneficial Owners

A beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares of common stock in accordance with the procedures of subsection (d)(2) of Section 262 summarized above, provided that (i) such beneficial owner continuously owns such shares of common stock through the First Merger Effective Time and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of Section 262, and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares of common stock for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving corporation under Section 262 and to be set forth on the Verified List (defined below).

All written demands for appraisal pursuant to Section 262 should be mailed or delivered to:

Verde Bioresins, Inc.

1431 E. Orangethorpe Ave.

Fullerton, CA 92831

Attn: Brian Gordon

Any person entitled to appraisal rights who has delivered a written demand to Verde and who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal by delivering to Verde a written withdrawal of the demand for appraisal at any time within 60 days after the First Merger Effective Time. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any person without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that this shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal within 60 days after the First Merger Effective Time. If an appraisal proceeding is commenced, except with respect to any person who withdraws such person’s demand in accordance with the proviso in the immediately preceding sentence, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding with respect to a Verde stockholder or beneficial owner, such stockholder or beneficial owner will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the value received under the terms of the Merger Agreement.

Notice by the Surviving Corporation

If the Merger is completed, within ten days after the effective rime, the surviving corporation will notify each Verde stockholder who has properly made a written demand for appraisal pursuant to Section 262 and any beneficial owner who has demanded appraisal in accordance with Section 262, that the Merger has become effective and the effective date of the Merger.

Filing a Petition for Appraisal

Within 120 days after the First Merger Effective Time, but not thereafter, the surviving corporation or any person who has complied with Section 262 and who is otherwise entitled to seek appraisal under Section 262 (including for this purpose any beneficial owner of the relevant shares of common stock) may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving corporation in the case of a petition filed by a Verde stockholder or beneficial owner, demanding a determination of the value of the shares of common stock held by all such persons entitled to appraisal. The surviving corporation is under no obligation, and has no present intention, to file a petition, and no person should assume that the surviving corporation will file a petition or initiate any negotiations with respect to the “fair value” of the shares of Verde common stock. Accordingly, any Verde stockholders or beneficial owners who desire to have their shares of common stock appraised should initiate all necessary action to perfect their appraisal rights in respect of their shares of Verde common stock within the time and in the manner prescribed in Section 262. The failure of a record holder or beneficial owner of Verde common stock to file such a petition within the period specified in Section 262 could nullify such person’s previous written demand for appraisal.

Within 120 days after the First Merger Effective Time, any person who has complied with the requirements of Section 262 and who is entitled to appraisal rights thereunder will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares of common stock beneficially owned and with respect to which Verde has received demands for appraisal, and the aggregate number of stockholders or beneficial owners holding or owning such shares of common stock (provided that, where a beneficial owner makes a demand on his, her or its own behalf, the record holder of such shares of common stock shall not be considered a separate stockholder holding such shares of common stock for purposes of such aggregate number). The surviving corporation must send this statement to the requesting Verde stockholder within ten days after receipt by the surviving corporation of the written request for such a statement or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. A beneficial owner of shares of Verde common stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition seeking appraisal or request from the surviving corporation the foregoing statements.

If a petition for an appraisal is duly filed by any person other than the surviving corporation and a copy thereof is served upon the surviving corporation, the surviving corporation will then be obligated within 20 days after such service to file with the Delaware Register in Chancery in which the petition was filed a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded appraisal for their shares of common stock and with whom agreements as to the value of their shares of common stock have not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the surviving corporation and all of the persons shown on the Verified List at the addresses stated therein. The form of the notice by mail and by publication shall be approved by the Delaware Court of Chancery, and the costs thereof shall be borne by the surviving corporation.

After notice to the persons shown on the Verified List as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those persons who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require persons who have demanded an appraisal for their shares of common stock and who hold stock represented by certificates (if any) to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings and, if any person fails to comply with the direction, the Delaware Court of Chancery may dismiss the proceedings as to such person.

Determination of “Fair Value”

After determining persons entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the “fair value” of the shares of Verde common stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the “fair value.” In determining “fair value,” the Delaware Court of Chancery will take into account all relevant factors. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the First Merger Effective Time through the date of payment of the judgment will compound quarterly and accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the First Merger Effective Time and the date the judgment is paid. However, at any time before the Delaware Court of Chancery enters judgment in the appraisal proceedings, the surviving corporation may pay to each person entitled to appraisal an amount in cash, in which case such interest will accrue after the time of such payment only on the sum of (i) the difference, if any, between the amount so paid by the surviving corporation and the “fair value” of the shares of capital stock as determined by the Delaware Court of Chancery, and (ii) interest accrued prior to the time of such voluntary payment, unless paid at that time.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining “fair value” in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of “fair value,” the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that “fair value” is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Persons considering seeking appraisal should be aware that the “fair value” of their shares of common stock as so determined by the Delaware Court of Chancery could be more than, the same as or less than the value of the shares of common stock they would receive pursuant to the Merger if they did not seek appraisal of their shares of common stock and that an opinion of an investment banking firm as to the fairness from a financial point of view of the exchange ratio is not an opinion as to, and may not in any manner address, “fair value” under Section 262. Although

Verde believes that the exchange ratio is fair, no representation is made as to the outcome of the appraisal of “fair value” as determined by the Delaware Court of Chancery, and persons seeking appraisal should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the exchange ratio. Neither Verde nor Nxu anticipates offering more than the exchange ratio to any person exercising appraisal rights, and each of Verde and Nxu reserves the rights to make a voluntary cash payment pursuant to subsection (h) of Section 262 and to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of Verde common stock is less than the exchange ratio. If a demand for appraisal is duly withdrawn, if a petition for appraisal is not timely filed, or other requirements imposed by Section 262 to perfect and seek appraisal are not satisfied, then the right to an appraisal will cease.

Upon application by the surviving corporation or by any person entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the Verified List may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262.

The Delaware Court of Chancery will direct the payment of the fair value of the shares of common stock, together with interest, if any, by the surviving corporation to the persons entitled thereto. Payment will be made to each such person upon such terms and conditions as the Delaware Court of Chancery may order. The Delaware Court of Chancery’s decree may be enforced as other decrees in the Delaware Court of Chancery may be enforced.

The costs of the appraisal proceedings (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and charged upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a person whose name appears on the Verified List who participated in the proceeding and incurred expenses in connection therewith, the Delaware Court of Chancery may also order that all or a portion of such expenses, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all the shares of common stock entitled to appraisal not dismissed pursuant to subsection (k) of Section 262 or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of Section 262. In the absence of such determination or assessment, each party bears its own expenses.

If any person who demands appraisal of his, her or its shares of Verde common stock under Section 262 fails to perfect, or effectively loses or withdraws, such person’s right to appraisal, the person’s shares of Verde common stock will be deemed to have been converted at the First Merger Effective Time pursuant to the exchange ratio, without interest. A person will fail to perfect, or effectively lose, such person’s right to appraisal if no petition for appraisal is filed within 120 days after the First Merger Effective Time, or if the person delivers to the surviving corporation a written withdrawal of the person’s demand for appraisal in accordance with Section 262.

From and after the First Merger Effective Time, no person who has demanded appraisal rights with respect to some or all of such person’s shares of common stock in compliance with Section 262 will be entitled to tender such shares of common stock of Verde or to receive payment of dividends or other distributions on such shares of common stock, except dividends or other distributions payable to stockholders of record at a date which is prior to the First Merger Effective Time. If no petition for an appraisal is filed within the time period provided in Section 262, or if the person delivers to the surviving corporation a written withdrawal of the demand for an appraisal in respect of some or all of such person’s shares of common stock within 60 days after the First Merger Effective Time, then the right of such person to an appraisal of the shares of common stock subject to the withdrawal will cease. Once a petition for appraisal is filed with the Delaware Court of Chancery, however, the appraisal proceeding may not be dismissed as to any person without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the court deems just, including without limitation a reservation of jurisdiction for any application to the Delaware Court of Chancery made under subsection (j) of Section 262; provided, however, that the foregoing shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the First Merger Effective Time.

Failure to comply strictly with all of the procedures set forth in Section 262 may result in the loss of a record holder’s or beneficial owner’s statutory appraisal rights. In that event, you will be entitled to receive the number of shares of Verde common stock for your dissenting shares of capital stock in accordance with the Merger Agreement, without interest, less any applicable withholding taxes. Consequently, any stockholder or beneficial owner wishing to exercise appraisal rights is encouraged to consult legal counsel before attempting to exercise those rights.

THE MERGER AGREEMENT

This subsection of this proxy statement/prospectus describes the material provisions of the Merger Agreement, but it does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. You are urged to carefully read the Merger Agreement in its entirety because it is the primary legal document that governs the Merger.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made solely for purposes of the contract among the respective parties to the Merger Agreement and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement may also be modified in part by the disclosure schedules (the “Disclosure Schedules”), which are not filed publicly, which are subject to a contractual standard of materiality different from that generally applicable to stockholders, and which were used for the purpose of allocating risk among the parties to the Merger Agreement rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Merger Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Merger Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts, as of any particular moment, about Nxu, the Merger Subs, Verde or any other matter.

Structure of the Merger

On October 23, 2024, Nxu, Merger Sub I, Merger Sub II and Verde entered into the Merger Agreement, which provides for, among other things, the following integrated transactions, on the terms and subject to the conditions set forth therein:

•        Merger Sub I will merge with and into Verde, with Verde surviving the First Merger as a wholly-owned subsidiary of Nxu and the surviving corporation of the First Merger; and

•        Promptly following the First Merger, and as part of an integrated plan with the First Merger, Verde will merge with and into Merger Sub II, whereupon the separate corporate existence of Verde shall cease, and Merger Sub II shall be the surviving entity of such merger and the final surviving company.

After completion of and in connection with the Merger, Nxu has agreed to amend and restate the amended and restated certificate of incorporation of Nxu to read as set forth in Exhibit E to the Merger Agreement, until it may be amended and/or restated in accordance with applicable law. See Proposals 2-10 beginning on pages 154 of this proxy statement/prospectus for additional information related to the Proposed A&R Charter.

After completion of the Merger, the directors and officers of Nxu are anticipated to be the directors and officers set forth on Exhibit G to the Merger Agreement.

In connection with the execution of the Merger Agreement, certain related agreements have been, or will be entered into on or prior to the Closing, including the Verde Support Agreement, the Nxu Support Agreement, the Registration Rights Agreement and the Verde Lock-up Agreement. See “AGREEMENTS RELATED TO THE MERGER” below for more information.

The Closing will take place electronically through the exchange of documents via e-mail or facsimile beginning on the date that is three (3) business days after the date on which all conditions described below under the under the section entitled “THE MERGER AGREEMENT — Closing Conditions” (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) are satisfied or at such other place, date and/or time as Nxu and Verde may agree in writing (such date, the “Closing Date”).

Merger Consideration

In accordance with the terms and subject to the conditions of the Merger Agreement, at the First Merger Effective Time, each share of Verde common stock issued and outstanding immediately prior to the First Merger, shall, without any action on the part of the holder thereof, be converted into the right to receive the number of shares of duly authorized, validly issued, fully paid and nonassessable shares of Nxu common stock equal to the Exchange Ratio (as defined below).

“Acquiror Enterprise Value” means an amount equal to $16,154,600 minus the Lease Shortfall Amount.

“Verde Enterprise Value” means $306,937,395.

“Exchange Ratio” means, subject to the terms of the Merger Agreement, (rounded to four decimal places) the ratio resulting from of (a) (i) the quotient of (A) Verde Enterprise Value, divided by (B) Acquiror Enterprise Value, multiplied by (ii) Nxu Outstanding Shares (as defined below) divided by (b) Verde Outstanding Shares (as defined below).

“Lease Shortfall Amount” means an amount equal the excess of (a) any rental payments on Acquiror’s Tempe Lease and the Mesa Lease remaining unpaid as of the Closing Date (net of the security deposits with respect thereto) over (b) all cash and cash equivalents on Verde’s balance sheet as of such time.

“Mesa Lease” means the Standard Industrial Real Estate Lease dated February 12, 2020, between Verde and Majestic Mesa Partners, LLC.

“Nxu Outstanding Shares” means the total number of shares of Nxu common stock outstanding immediately prior to the First Merger expressed on a fully-diluted and as converted to Nxu common stock basis, assuming, without limitation or duplication, the issuance of shares of Nxu common stock in respect of all outstanding options, warrants or rights to receive such shares, in each case, outstanding as of immediately prior to the First Merger.

“Tempe Lease” means the Sublease Agreement, dated as of June 9, 2023, by and between Diffusion Group, L.L.C. and Nxu Technologies, LLC.

“Verde Outstanding Shares” means the total number of shares of Verde common stock outstanding immediately prior to the First Merger expressed on a fully-diluted and as-converted to Verde common stock basis and assuming, without limitation or duplication, the issuance of shares of Verde common stock issuable (i) upon the conversion of the Verde Notes and the exercise of the Verde Warrants, and (ii) in respect of all other outstanding options, restricted stock awards, warrants or rights to receive such shares, whether conditional or unconditional and including any outstanding options, warrants or rights triggered by or associated with the consummation of the Merger.

Further, in accordance with the terms and subject to the conditions of the Merger Agreement, at the First Merger Effective Time, each Verde Option, whether vested or unvested, that is then outstanding and unexercised (each such Verde Option, an “Assumed Option”) shall cease to represent a right to acquire Verde common stock and shall be assumed and converted, as of the consummation of the First Merger, into an option to purchase a number of shares of Nxu common stock equal to the Exchange Ratio, multiplied by the number of shares of Verde common stock subject to such Verde Option as of immediately prior to the consummation of the First Merger rounded down to the nearest whole share.

Fractional Shares

The Merger Agreement provides that no certificates or scrip representing fractional shares of Nxu common stock shall be issued upon the conversion of Verde common stock and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of Nxu common stock. If the aggregate merger consideration payable to a holder of Verde common stock is not a whole number, such holder of Verde common stock shall receive (in lieu of a fractional share) such number of shares of Nxu common stock equal to the number of shares of Nxu common stock to which such holder is entitled rounded (up or down) to the nearest whole share.

Representations and Warranties

Under the Merger Agreement, Verde made customary representations and warranties to Nxu and the Merger Subs relating to, among other things: organization, standing and corporate power; corporate authority; approval; non-contravention; governmental approvals; capitalization; subsidiaries; financial statements; internal controls; compliance with laws;

absence of certain changes or events; no undisclosed liabilities; information supplied; litigation; contracts; employment matters; employee benefits, taxes; intellectual property; data protection; information technology and cybersecurity; real property; corrupt practices; sanctions; competition and trade regulation; environmental matters; brokers; affiliate agreements; insurance; COVID-19; takeover statutes and charter provisions; board approval; stockholders’ approval; vote required; and no other representations or warranties.

Under the Merger Agreement, Nxu and the Merger Subs made customary representations and warranties to Verde relating to, among other things: organization, standing and corporate power; corporate authority; approval; non-contravention; governmental approvals; capitalization; subsidiaries; compliance with laws; absence of certain changes or events; no undisclosed liabilities; litigation; contracts; employment matters; employee benefits; taxes; brokers; Nxu SEC Reports; financial statements; Sarbanes-Oxley Act; registration statement; Nasdaq stock market quotation; intellectual property; data protection; information technology and cybersecurity; real property; corrupt practices; sanctions; competition and trade regulation; environmental matters; affiliate transactions; insurance; COVID-19; takeover statutes and charter provisions; and no other representations and warranties.

Covenants and Conduct of Business Pending Closing

Covenants of Verde

Verde agreed to certain covenants under the Merger Agreement, including, among others, the following:

Subject to certain exceptions (including with respect to potential suspension of operations for COVID-19 or similar health concern) or as consented to in writing by Nxu (such consent not to be unreasonably conditioned, withheld or delayed), prior to the earlier of the Closing Date or termination of the Merger Agreement in accordance with its terms, Verde will conduct and operate its business in the ordinary course, consistent with past practice, in all material respects, use reasonable efforts to preserve intact Verde’s current business organization and ongoing businesses, and maintain its existing relations and goodwill with its customers, suppliers, distributors and creditors, and use reasonable efforts to keep the services of its present officers.

Subject to certain exceptions (including that Verde may issue one or more convertible notes to Humanitario prior to the Closing Date), prior to the Closing Date, Verde agreed that it will not do, among other things, any of the following without Nxu’s consent (such consent not to be unreasonably conditioned, withheld or delayed):

•        change or amend its organizational documents;

•        declare, make or pay any dividend or other distribution to Verde stockholders or repurchase or redeem any Verde common stock;

•        create, allot, issue, redeem or repurchase or agree to create, allot, issue, redeem or repurchase any shares or other securities convertible into Verde common stock or any option to subscribe for the same (excluding repurchase in connection with termination of employment pursuant to an existing repurchase right);

•        enter into, or amend or modify any material term of, terminate, or waive or release any material right, claim or benefit under any material contract to which Verde or any of its subsidiaries is a party or otherwise bound, other than either in the ordinary course of business;

•        enter into, or amend or modify any material term of, terminate, or waive or release any material right, claim or benefit under any related-party contract, Lease Document (as defined in the Merger Agreement) or any document governing the occupation of real property, other than either in the ordinary course of business consistent with past practice or (ii) involving an annual aggregate payment of less than $1,000,000;

•        sell, transfer, fail to maintain or subject to any lien any assets, properties or businesses of Verde or (excluding Company Intellectual Property (as defined in the Merger Agreement) and Company Software (as defined in the Merger Agreement)), except in the ordinary course of business and in an amount not in excess of $250,000 in the aggregate;

•        sell, assign, transfer or subject to any lien or otherwise dispose of any intellectual property owned by or purported to be owned by Verde or its subsidiaries (other than non-exclusive licenses of intellectual property granted to customers and service providers in the ordinary course of business);

•        fail to continue to prosecute or defend, allow to enter the public domain, abandon, cancel, fail to renew or maintain or otherwise allow to lapse any material intellectual property owned by or purported to be owned by Verde or its subsidiaries;

•        fail to continue to protect and maintain the confidentiality of any trade secrets or material proprietary information included in the intellectual property owned by or purported to be owned by Verde or its subsidiaries;

•        adopt or amend any benefit plan or any collective bargaining agreement; or grant or provide any equity or equity-based awards, severance or termination payments, or transaction or change of control payments to any current or former director, officer or employee; or waive or release any noncompetition, non-solicitation, nondisclosure, non-disparagement or other restrictive covenant of current or former employees or independent contractor (except as otherwise required pursuant to applicable law);

•        fail to maintain its existence or acquire any material portion of assets or equity of any business organization or adopt any plan of liquidation, dissolution, merger or other reorganization;

•        make any capital expenditures outside of Verde’s annual capital expenditure budget in excess of $2,500,000, other than capital expenditures that are consistent in all material respects with historical practices or reasonably forecasted by Verde and included in Verde’s projections as of the date of the Merger Agreement;

•        make any loans, advances or capital contributions to, or investments in, any other person or materially change its existing borrowing and lending arrangements other than would be consistent with past practice in the ordinary course of business;

•        make, revoke or change any material tax election or change any tax accounting method or period, provided that Verde may pay taxes in the ordinary course of business;

•        enter into any waiver, release, compromise, settlement, or satisfaction, other than in the ordinary course of business consistent with past practice or where such waiver, release, compromise, settlement or satisfaction involves monetary damages not to exceed $250,000 in the aggregate;

•        incur, issue, assume, guarantee or otherwise become liable for any indebtedness, other than (x) intercompany indebtedness in the ordinary course of business and (y) indebtedness in an amount of not more than $250,000;

•        enter into any material new line of business other than natural extensions of existing lines of business;

•        make any material change in financial accounting methods, principles or practices;

•        voluntarily fail to maintain, cancel or change coverage under any insurance policy maintained with respect to Verde and its assets and properties, in a manner materially detrimental to Verde; and

•        liquidate, dissolve, reorganize or otherwise wind up the business or operations of Verde.

As promptly as practicable after this registration statement of which this proxy statement/prospectus forms a part, is declared effective under the Securities Act, Verde shall solicit a consent in writing (in form and substance reasonably satisfactory to Nxu) or by electronic transmission from Verde stockholders approving and adopting the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement and, through its board of directors, will recommend to Verde stockholders, the approval and adoption of the Merger Agreement.

As promptly as practicable following the date of the Merger Agreement, Verde will deliver to Nxu audited financial statements for the years ended 2021, 2022 and 2023 and unaudited financial statements for each fiscal quarter beginning with the fiscal quarter ending June 30, 2024 until at least 45 days prior to the date on which this registration statement is effective.

Prior to the Closing or termination of the Merger Agreement in accordance with its terms, Verde shall not, and shall cause its representatives not to: (i) initiate, solicit or knowingly encourage or facilitate any inquiry or request for information with respect to, or the making of, any inquiry regarding, or any proposal regarding, or any proposal or offer that constitutes or which is otherwise intended or is reasonably likely to result in an Acquisition Proposal (as defined in the Merger Agreement); (ii) engage in, continue or otherwise participate in any negotiation or discussion concerning, or provide access to its properties, books and records or any confidential information or data to, any person relating to, or that constitutes or which is otherwise intended or is could reasonably likely to lead to, an Acquisition Proposal; (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal; (iv) execute or enter into any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, Merger Agreement or other similar agreement for or relating to any Acquisition Proposal; or (v) resolve or agree to do any of the foregoing.

Prior to the Closing, Verde shall procure that all Verde Notes shall be converted into Verde common stock (and any securities under such Verde Notes shall be released), and all Verde Warrants shall be exercised for Verde common stock, in each case in accordance with their terms (the “Verde Conversion”).

Prior to the Closing, Verde shall obtain any consent or waiver for any Material Contract (as defined in the Merger Agreement) that is required by the execution and performance of the Merger Agreement and the consummation of the Merger and the other transactions, if the failure to do so could reasonably be expected to cause a Material Adverse Effect (as defined below and in the Merger Agreement) on Verde.

Verde shall cooperate with and assist Humanitario with entering into the Voting Trust Agreement (as defined below).

Prior to the Closing, Verde shall prepare and deliver to Nxu (i) its unaudited balance sheet as of September 30, 2024 and the related unaudited statements of operations, stockholders’ equity and cash flows for the 9-month period ending on such date, and (ii) an unaudited balance sheet as of September 30, 2023 and the related unaudited statement of operations, stockholders’ equity and cash flows for the 9-month period ending on such date.

Covenants of Nxu

Nxu agreed to certain covenants under the Merger Agreement, including, among others, the following:

Subject to certain exceptions, prior to the Closing, Nxu shall not and shall not permit the Merger Subs to do any of the following without Verde’s written consent (such consent not to be unreasonably conditioned, withheld or delayed):

•        change, modify or amend the organizational documents of Nxu, the Merger Subs or Nxu Tech;

•        declare, make or pay any dividend or other distribution in respect of any of its outstanding share capital, capital stock or other equity interests or otherwise adjust its capital structure;

•        enter into, renew or amend in any material respect any related-party contract;

•        enter into, or amend or modify any material term of (in a manner adverse to Nxu or the Merger Subs), terminate, or waive or release any material right, claim or benefit under any material contract;

•        waive, release, compromise, settle or satisfy any pending or threatened claim or material liability, other than in the ordinary course of business or to pay any amounts payable to Nxu’s landlords in connection with a real property lease, or to pay any liabilities, fees and costs incurred in connection with the Transactions;

•        incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness;

•        except with respect to the issuance of a single share of Series B Preferred Stock, offer, issue, grant or sell any of its share capital, capital stock, other equity interests or securities convertible into any such share capital, capital stock or equity interests;

•        adopt any benefit plan other than set forth in the Equity Plan Proposal or enter into any employment contract or collective bargaining agreement, hire any employee or any other individual to provide services following the Closing, terminate any officer, employee or independent contractor (other than for cause), make or grant any severance, bonus or any increase in base salary or wages to any director, executive or other current or former employee or service provider, or accelerate the vesting or payment of any compensation or benefit under any benefit plan of Verde or Nxu;

•        fail to maintain its existence or acquire, merge or consolidate with, or purchase a material portion of the assets or equity of another person;

•        make any capital expenditures, other than costs incurred in connection with (i) the termination of a real property lease, or (ii) the sale of any equipment;

•        make any loans, advances or capital contributions to, or investments in, any other person or make any change in its existing borrowing or lending arrangements;

•        make, revoke or change any material tax election or change any tax accounting method or period, provided that Nxu and the Merger Subs may pay taxes in the ordinary course of business;

•        enter into any new line of business outside of the business currently conducted by Nxu;

•        make any change in financial accounting methods, principles or practices;

•        voluntarily fail to maintain, cancel or materially change coverage under any insurance policy maintained with respect to it and its assets and properties; and

•        enter into any agreement with any broker, investment banker, or financial advisor who is entitled to fees and commissions.

Subject to certain exceptions, Nxu shall use reasonable efforts to ensure that Nxu remains listed as a public company on Nasdaq and to cause the combined company’s common stock to be issued in connection with the Merger to be approved for listing on Nasdaq.

Nxu shall adopt the 2025 Equity Incentive Plan as described in the Equity Plan Proposal.

Mutual Covenants of the Parties

The parties agreed to certain mutual covenants under the Merger Agreement, including, among others, covenants to:

•        use reasonable efforts to consummate the Merger;

•        make relevant public announcements and solicitation of Verde stockholder approvals;

•        keep certain information confidential in accordance with the existing non-disclosure agreements between the parties;

•        cooperate in connection with certain tax matters and filings; and

•        cooperate in connection with the arrangement of any Pre-Closing Financing (as defined in the Merger Agreement).

In addition, Nxu and Verde agreed that (i) Nxu and Verde will prepare and mutually agree upon, and Nxu will file with the SEC, this registration statement/proxy statement on Form S-4 relating to the Merger; and (ii) neither Nxu nor Verde’s board of directors will change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify its recommendation in favor of adoption of the Proposals (a “Change in Recommendation”) unless (A) for Nxu, in respect of an Intervening Event, a failure to do so would result in a breach of fiduciary duties under applicable law, subject to Nxu’s obligations to notify Verde for a proposed Change in Recommendation and negotiate with Verde and its representatives to make adjustments in the terms and conditions of the Merger Agreement so as to obviate the need for a Change in Recommendation; and (B) for Verde, a failure to do so would result in a breach of fiduciary duties under applicable law. The term “Intervening Event” means an event, fact, development, circumstance or occurrence, that materially and negatively affects the business, assets, operations or prospects of Verde, and that was not known and was not reasonably foreseeable to Nxu or the Nxu board of directors as of the date of the Merger Agreement (or the consequences of which were not reasonably foreseeable to Nxu board of directors as of such date), and that becomes known to the Nxu board of directors after the date of the Merger Agreement (but specifically excluding a Competing Proposal (as defined in the Merger Agreement) and/or a Superior Proposal (as defined in the Merger Agreement)).

Materiality and Material Adverse Effect

Under the Merger Agreement, certain representations and warranties of Verde, Nxu and the Merger Subs are qualified in whole or in part by materiality thresholds. In addition, certain representations and warranties of Verde, Nxu and the Merger Subs are qualified in whole or in part by a Material Adverse Effect standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Merger Agreement, “Material Adverse Effect” means any event, change, circumstance or development that has a material adverse effect on the assets, business, results of operations or financial condition of (x) Verde or (y) Nxu and Nxu Tech, together, in either case; provided, however, that in no event would any of the following (or any event, change, circumstance or development to the extent primarily arising out of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (a) any actual or proposed change or development in applicable laws (including COVID-19 Measures) or GAAP or any official interpretation thereof; (b) any change or development in interest rates, exchange rates, or economic, political, legislative, regulatory, business, financial, commodity, currency or market conditions generally affecting the economy or the industry in which Verde operates; (c) the announcement or the execution of the Merger Agreement, the pendency or consummation of the Merger or the performance of the Merger Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers, employees, or contractors; (d) any change generally affecting any of the industries or markets in which Verde or Nxu, as the case may be, operate or the economy as a whole; (e) the compliance with the terms of the Merger Agreement or the taking of any action, or failure to take action, required or contemplated by the Merger Agreement or with the prior written consent of Nxu; (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, epidemic, disease outbreak, pandemic (including COVID-19 (or any mutation or variation thereof or related health condition)), weather condition, explosion fire, act of God or other force majeure event; (g) any (x) armed hostilities or the escalation thereof, whether or not pursuant to the declaration of any national emergency or war, or (y) military or terrorist attack, or escalation thereof; and (h) any failure of Verde or Nxu, as the case may be, to meet any projections, forecasts or budgets; provided, that clause (h) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect); except in the case of clause (a), (b), (d), (f) and (g) to the extent that such change has a disproportionate impact on Verde or Nxu as the case may be, as compared to other participants in the industry in which such party operates.

Closing Conditions

Conditions to Each Party’s Obligations

The respective obligations of each party to the Merger Agreement to consummate the transactions contemplated by the Merger are subject to the satisfaction or, if permitted by applicable law, waiver by the party whose benefit such condition exists of the following conditions:

•        no prohibition by a governmental authority prohibiting or enjoining the Merger;

•        this registration statement, of which this proxy statement/prospectus forms a part, becoming effective in accordance with the provisions of the Securities Act, no stop order being issued by the SEC and remaining in effect with respect to this registration statement, and no proceeding seeking such a stop order being threatened or initiated by the SEC and remaining pending and remaining in effect with respect to this registration statement, and no proceeding seeking such a stop order being threatened or initiated by the SEC and remaining pending;

•        the combined company’s common stock having been approved for listing on Nasdaq, subject only to official notice of issuance thereof;

•        the directors and officers of Nxu upon the consummation of the First Merger being appointed in accordance with the Merger Agreement;

•        the approval of the Required Nxu Stockholder Approvals; and

•        the approval of the Verde Stockholder Approvals.

Conditions to the Obligations of Nxu

The obligations of Nxu to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or, if permitted by applicable law, waiver by Nxu of the following further conditions:

•        the representations and warranties of Verde contained in Sections 4.01, 4.02(a) and 4.23 of the Merger Agreement (regarding organization, standing and corporate power of Verde, the authority and approvals of Verde to, among other things, execute and deliver the Merger Agreement, and each of the ancillary documents attached thereto to which it is or will be a party and to consummate the transactions contemplated thereby, and brokers fees) being true and correct in all material respects as of the Closing Date as if made at and as of such date (or, if given as of an earlier date, as of such earlier date);

•        the representations and warranties contained in Section 4.04 of the Merger Agreement (regarding the capitalization of Verde) being true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date as if made at and as of such date (or, if given as of an earlier date, as of such earlier date);

•        the other representations and warranties of Verde being true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth in the Merger Agreement) as of the Closing Date (or, if given as of an earlier date, as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, does not result in a Material Adverse Effect;

•        the Voting Trust Transfer shall have been completed in accordance with the Verde Support Agreement;

•        Verde having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Merger Agreement prior to the Closing Date;

•        Nxu having received a certificate signed by an officer of Verde confirming that the conditions set forth in the first five bullet points in this section have been satisfied;

•        Nxu having received the executed counterparts to all of the Ancillary Agreements (as defined in the Merger Agreement) to which Verde, or any Verde stockholder, is party; and

•        no Material Adverse Effect having occurred since the date of the Merger Agreement that is continuing.

Conditions to the Obligations of Verde

The obligations of Verde to consummate the transactions contemplated by the Merger Agreement are subject to the satisfaction or, if permitted by applicable law, waiver by Verde of the following further conditions:

•        the representations and warranties of Nxu and the Merger Subs contained in Sections 5.01, 5.02(a), and 5.14 of the Merger Agreement (regarding organization, standing and corporate power, the authority to execute and deliver the Merger Agreement and each of the ancillary documents thereto to which it is or will be a party and to consummate the transactions contemplated thereby, and brokers) being true and correct, in all material respects as of the Closing Date, as though made on and as of the Closing Date (or, if given as of an earlier date, as of such earlier date);

•        the representations and warranties contained in Section 5.04 of the Merger Agreement (regarding the capitalization of Nxu and the Merger Subs) being true and correct in all respects, (except for de minimis inaccuracies) as of the Closing Date as if made at and as of such date (or, if given as of an earlier date, as of such earlier date);

•        the other representations and warranties regarding Nxu and the Merger Subs being true and correct (without giving effect to any limitation of “materiality” or “Material Adverse Effect” or any similar limitation set forth in the Merger Agreement) as of the Closing, except where the failure of such representations and warranties to be true and correct, taken as a whole, does not result in a Material Adverse Effect on Nxu or Nxu Tech;

•        Nxu having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Merger Agreement;

•        Verde having received a certificate signed by an officer of Nxu confirming that the conditions set forth in the first four bullet points of this section have been satisfied;

•        Verde having received the executed counterparts to all of the Ancillary Agreements to which Nxu is party;

•        certain directors and executive officers of Nxu specified in the Merger Agreement having been removed from their respective positions or tendered their irrevocable resignations, in each case effective as of the Effective Time; and

•        Since the date of the Merger Agreement, neither Nxu nor Nxu Tech have suffered or incurred any unforeseen extraordinary liability that first arises or the consequences of which first become apparent after the date of the Merger Agreement and is not otherwise disclosed to Verde, or the consequences of which are not reasonably foreseeable as of the date of the Merger Agreement, if such liability would reasonably be expected to cause a Material Adverse Effect (as defined in the Merger Agreement) on Nxu and Nxu Tech, taken as a whole.

Termination, Effect of Termination, Termination Fee

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, the following:

•        by the mutual written consent of Verde and Nxu;

•        by written notice from Verde to Nxu.

•        by Nxu, subject to certain exceptions, if:

•        any of the representations or warranties made by Verde are not true and correct or if Verde fails to perform any of its respective covenants or agreements under the Merger Agreement (including its obligation to consummate the Closing) such that certain conditions to the obligations of Nxu, as described in the section entitled “THE MERGER AGREEMENT — Closing Conditions” above could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within certain time periods;

•        at any time prior to receipt of the Required Nxu Stockholder Approvals, to enter into a definitive agreement with respect to a Superior Proposal, provided that Nxu has provided Verde notice within certain time periods; or

•        at any time after the ten (10) business days after the effectiveness of this Registration Statement if Verde has not received the Verde Stockholder Approvals.

•        by Verde, subject to certain exceptions, if any of the representations or warranties made by Nxu are not true and correct or if Nxu fails to perform any of its covenants or agreements under the Merger Agreement (including its obligation to consummate the Closing) such that the condition to the obligations of Verde, as described in the section entitled “THE MERGER AGREEMENT — Closing Conditions” above could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within certain specified time periods;

•        by either Nxu or Verde, subject to certain limited exceptions, if the Merger is not consummated by March 31, 2025 (the “Termination Date”); provided that each of Nxu’s and Verde’s right to so terminate shall not be available if (a) it is the party that failed to fulfill any obligation under the Merger Agreement that has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date or (b) it is the party that is in breach of the Merger Agreement on such date, which breach could give rise to a right of the other party to terminate the Merger Agreement;

•        by either Verde or Nxu if the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable governmental order or other law;

•        by Verde, prior to receipt of the Required Nxu Stockholder Approvals, if the Nxu board of directors changes its recommendation that Nxu stockholders approve the proposals included in this proxy statement/prospectus or fails to include such recommendation in this proxy statement/prospectus; or

•        by Verde, if the Required Nxu Stockholder Approvals are not obtained at the Nxu Stockholders Meeting (subject to any adjournment or recess of the meeting).

Upon a termination pursuant to the terms and conditions of the Merger Agreement, the Merger Agreement shall become void and have no effect, without any liability on the part of any party (other than liability in cases of fraud or willful breach) provided that Verde shall pay Nxu a termination fee of $1,000,000 if (A) Verde terminates the Merger Agreement other than due to (i) Nxu’s uncured breach of the representations, warranties or covenants set forth in the Merger Agreement, (ii) the failure of the Closing to occur on or before the Termination Date (as defined in the Merger Agreement), (iii) the consummation of the Merger being permanently enjoined or prohibited by the terms of a non-appealable governmental order or law, or (iv) there being an Acquiror Change in Recommendation (as defined in the Merger Agreement), or (B) if Verde has not received the Company Stockholder Approvals (as defined in the Merger Agreement) within ten (10) business days after the effectiveness of this registration statement.

Fees and Expenses

Other than as specified above in the section titled “THE MERGER AGREEMENT — Termination, Effect of Termination, Termination Fee”, each party to the Merger Agreement shall bear its own expenses incurred in connection with the Merger Agreement and the transactions contemplated therein, whether or not such transactions are consummated, including applicable fees of legal counsel, financial advisors and accountants.

Exclusivity

Verde’s Obligations

Subject to the exceptions described below, from the date of the Merger Agreement until the First Merger Effective Time or, if earlier, the valid termination of the Merger Agreement pursuant to its terms, Verde has agreed not to, and to use its reasonable best efforts to cause its respective representatives not to, directly or indirectly, among other things: (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or which is otherwise intended or is reasonably likely to result in or lead to, an Acquisition Proposal (as defined below); (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any third party relating to any proposal, offer, inquiry or request for information that constitutes, or which is otherwise intended or is reasonably likely to result in or lead to, an Acquisition Proposal; (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal; or (iv) execute or enter into, any letter of intent, memorandum of understanding, agreement in principal, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal.

Verde also agreed that immediately following the execution of the Merger Agreement it shall use its reasonable best efforts to cause its representatives to, cease any solicitations, discussions or negotiations with any third party (other than Nxu, the Merger Subs and their respective representatives) conducted theretofore in connection with an Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal. Verde also agreed that within three (3) business days of the execution of the Merger Agreement, it shall request each third party (other than the parties to the Merger Agreement and their representatives) that has prior to the date of the Merger Agreement executed a confidentiality agreement in connection with its consideration of acquiring Verde (and with whom Verde has had contact in twelve (12) months prior to the date of the Merger Agreement regarding the acquisition of Verde) to return or destroy all confidential information furnished to such third party by or on behalf of it prior to the date thereof and terminate access to any physical or electronic data room maintained by or on behalf of Verde. Verde further agreed to promptly (and in any event within one (1) business day)

notify, in writing, Nxu of the receipt of any inquiry, proposal, offer or request for information received after the date of the Merger Agreement that constitutes, or would reasonably be expected to result in or lead to, any Acquisition Proposal.

“Acquisition Proposal” means any proposal or offer from third party Person or “group” (as defined in the Exchange Act) (other than Nxu, the Merger Subs or their respective affiliates) relating to, in a single transaction or series of related transactions, (A) any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or assets of Verde, (B) any direct or indirect acquisition of 20% or more of the assets of Verde (based on the fair market value thereof, as determined in good faith by the Verde board of directors), (C) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the total voting power of the equity securities of Verde, any tender offer or exchange offer that if consummated would result in any third party beneficially owning 20% or more of the total voting power of the equity securities of Verde to the extent such third party does not beneficially own 20% or more of the total voting power of the equity securities of Verde prior to such tender offer or exchange offer, or any merger, reorganization, consolidation, share exchange, Merger, recapitalization, liquidation, dissolution or similar transaction involving Verde, (D) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, Merger, recapitalization or other similar transaction) of 20% or more of the total voting power of the equity securities of Verde or (E) any other transaction that is similar in nature to the transactions contemplated by the Merger Agreement or otherwise materially impedes or conflicts with the transactions contemplated by the Merger Agreement.

Nxu’s Obligations

Subject to the exceptions described below, from the date of the Merger Agreement until the First Merger Effective Time or, if earlier, the valid termination of the Merger Agreement pursuant to its terms, Nxu has agreed not to, and to use its reasonable best efforts to cause its respective representatives not to, directly or indirectly, among other things: (i) initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or which is otherwise intended or is reasonably likely to result in or lead to, any Competing Proposal (as defined below); (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any third party relating to any proposal, offer, inquiry or request for information that constitutes, or which is otherwise intended or is reasonably likely to result in or lead to, an Competing Proposal; (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Competing Proposal; (iv) or execute or enter into, any letter of intent, memorandum of understanding, agreement in principal, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Competing Proposal.

Nxu also agreed that immediately following the execution of the Merger Agreement it shall use its reasonable best efforts to cause its representatives to cease any solicitations, discussions or negotiations with any third party (other than the parties to the Merger Agreement and their respective representatives) conducted theretofore in connection with a Competing Proposal.

Nxu also agreed to promptly (and in any event within one (1) business day) notify, in writing, Verde of the receipt of any inquiry, proposal, offer or request for information received after the date of the Merger Agreement that constitutes any Competing Proposal. Provided that, for the avoidance of doubt, nothing contained in the Merger Agreement prohibits Nxu from taking and disclosing to its stockholders a position contemplated by Rule 14e-2 or Rule 14d-9 promulgated under the Exchange Act or from making any disclosure to Nxu’s stockholders if, in the good faith judgment of the Nxu board of directors, after consultation with its financial advisors and outside counsel, failure so to disclose would be inconsistent with applicable law; provided, however, that neither Nxu nor the Nxu board of directors nor any committee thereof shall, except as specifically permitted under the Merger Agreement, withdraw or modify, or propose to withdraw or modify, in a manner adverse to Verde, the Acquiror Board Recommendation (as defined in the Merger Agreement), or propose to approve or recommend, a Competing Proposal. Notwithstanding anything to the contrary contained in the Merger Agreement or any ancillary agreements thereto, the Merger Agreement provides that the Nxu board of directors may furnish information to, and enter into discussions with, a person who has made a Competing Proposal, and the Nxu board of directors has (i) determined, in its good faith judgment (after having received the advice of a financial advisor and independent legal counsel, who may be Nxu’s regularly engaged independent legal counsel), that such Competing Proposal constitutes a Superior Proposal, or is reasonably likely to result in a Superior Proposal, (ii) determined, in its good faith judgment after consultation with independent legal counsel (who may be

Nxu’s regularly engaged independent legal counsel), that, in light of such Competing Proposal, the furnishing of such information or entering into discussions is required to comply with its fiduciary obligations to Nxu and its stockholders under applicable law, (iii) provided written notice to Verde of its intent to furnish information or enter into discussions with such person at least three (3) business days prior to taking any such action, and (iv) obtained from such person an executed confidentiality agreement on terms no less favorable to Nxu than those contained in the confidentiality agreement entered into between Nxu and Verde (it being understood that such confidentiality agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting Nxu from satisfying its obligations under the Merger Agreement); provided further that Nxu shall concurrently make available to Verde and its representatives any information concerning Nxu and its subsidiaries that is provided to any such third party and that was not previously made available to Verde.

“Competing Proposal” means (other than the transactions contemplated by the Merger Agreement): (i) any merger, consolidation, share exchange, Merger, recapitalization, liquidation, dissolution or other similar transaction involving Nxu; (ii) any sale, lease, exchange, transfer or other disposition of all or a substantial part of the assets of Nxu; (iii) any sale, exchange, transfer or other disposition of 15% or more of any class of equity securities of the Nxu; (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 15% or more of any class of equity securities of Nxu; or (v) any solicitation in opposition to approval and adoption of the Merger Agreement by Nxu’s stockholders.

Board Recommendation Change

As described above, and subject to the provisions described below, (i) the Nxu board of directors recommends that Nxu stockholders vote “FOR” all of the proposals described in this proxy statement/prospectus and (ii) the Verde board of directors recommends that Verde stockholders execute the written consent to approve the Merger, the Merger Agreement, and the transactions contemplated therein, substantially in accordance with the terms of the Merger Agreement and the other agreements contemplated by the Merger Agreement (the “Verde Board Recommendation”).

Under the Merger Agreement, subject to certain exceptions described below, Nxu agreed that the Nxu board of directors may not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Nxu board of directors’ recommendation in favor of the proposals described in this proxy statement/prospectus.

However, notwithstanding the foregoing, at any time prior to the approval of the proposals to be considered at the Nxu special meeting by the required Nxu stockholder vote, if the Nxu board of directors determines in good faith, after consultation with its outside legal counsel, that in response to an Intervening Event (as defined in the Merger Agreement) the failure to make such change in recommendation would constitute a violation of the Nxu board of directors’ fiduciary duties under applicable law, then the Nxu board of directors may make a Nxu board of directors recommendation change; provided, however, that Nxu shall not be entitled to make a change in recommendation unless (A) Nxu delivers to Verde a written notice (an “Intervening Event Notice”) advising Verde that the Nxu board of directors proposes to take such action and containing the material facts underlying the Nxu board of directors’ determination that an Intervening Event has occurred, and (B) during the four business days’ notice period, the Nxu board of directors reaffirms in good faith (after consultation with its outside legal counsel and financial advisor) that the failure to make an a change in recommendation would result in a breach of its fiduciary duties under applicable law. If requested by Verde, Nxu will, during the notice period, engage in good faith negotiations with Verde to make such adjustments in the terms and conditions of the Merger Agreement so as to obviate the need for a change in recommendation.

Under the Merger Agreement, subject to certain exceptions described below, Verde agreed that the Verde board of directors may not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Verde Board Recommendation. However, notwithstanding the foregoing, if the Verde board of directors determines that a failure to change the Verde Board Recommendation would result in a breach of the Verde board of directors’ fiduciary duties under applicable law, then the Verde board of directors may make a Verde board of directors recommendation change.

Amendments

The Merger Agreement may be amended or modified only by a duly authorized agreement in writing executed in the same manner as the Merger Agreement (but not necessarily by the same natural persons who executed the Merger Agreement) and which makes reference to the Merger Agreement.

Indemnification and Insurance

The Merger Agreement provides that, for a period of six years from the completion of the Merger, the combined company will indemnify and hold harmless the present and former directors and officers of Verde against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the completion of the Merger, whether asserted or claimed prior to, at or after the completion of the Merger, to the fullest extent that Verde would have been permitted under applicable law and its certificate of incorporation, bylaws and indemnification agreements in effect on the date of the Merger Agreement (including the advancing of expenses as incurred to the fullest extent permitted under applicable law).

Prior to the Closing, Nxu shall obtain directors’ and officers’ liability insurance that shall be (A) effective as of the Closing and that provides coverage for Nxu and its directors and officers both (1) on an ongoing basis, but no less than six years from the Closing, and (2) with respect to claims arising from factors or events that occurred on or prior to the Closing, in each case in an amount and scope reasonably comparable to the existing policy of Nxu, (B) at a cost that is reasonable and customary for insurance policies with Nxu’s existing directors’ and officers’ liability policy insurer or an insurer with a comparable insurer financial strength rating.

On or prior to the Closing, Nxu shall enter into customary indemnification agreements reasonably satisfactory to Verde with each of the directors and officers of the combined company, which indemnification agreements shall continue to be effective following the Closing.

Confidentiality

Verde and Nxu are bound by the terms and provisions of a confidentiality agreement previously entered into between them on April 22, 2024 (the “Confidentiality Agreement”).

Access to Information

Verde’s Obligations

Verde agreed in the Merger Agreement to provide Nxu and its representatives reasonable access during the pendency of the Merger, during normal business hours and with reasonable advance written notice, in such manner as to not interfere with the normal operation of Verde, to all of their respective properties, books, projections, plans, systems, contracts, commitments, tax returns, records, commitments, analyses and appropriate officers and employees, and to furnish such representatives with all financial and operating data and other information concerning the affairs of Verde and that are in the possession of Verde as such representatives may reasonably request. All information obtained by Nxu and its representatives under the Merger Agreement is subject to the Confidentiality Agreement. Notwithstanding the foregoing, Verde is not required to provide to Nxu or any of its representatives any information (a) if and to the extent doing so would (i) violate any law to Verde is subject, (ii) result in the disclosure of any trade secrets of third parties in breach of any contract with such third party, (iii) violate any legally-binding obligation of Verde with respect to confidentially, non-disclosure or privacy, if Verde shall have used commercially reasonable efforts (without payment of any consideration, fees or expenses) to obtain the consent of such third party to such inspection or disclosure or (iv) jeopardize protections afforded to Verde under the attorney-client privilege or the attorney work product doctrine; provided that, in case of each of clauses (i) through (iv), the parties to the Merger Agreement agreed to use commercially reasonable efforts to make alternative arrangements for such disclosure in a manner that does not result in the events set out in clauses (i) through (iv).

Nxu’s Obligations

Nxu agreed in the Merger Agreement to provide to Verde, its affiliates and their respective representatives reasonable access during the pendency of the Merger, during normal business hours and with reasonable advance notice, to all of their respective properties, books, projections, plans, systems, contracts, commitments, tax returns, records, commitments, analyses and appropriate officers and employees of Nxu, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of Nxu that are in the possession of Nxu as such representatives may reasonably request. All information obtained by Verde, its affiliates and their respective representatives under the Merger Agreement shall be subject to the Confidentiality Agreement prior to the First Merger Effective Time. Notwithstanding the foregoing, Nxu shall not be required to provide to Verde or any of its representatives any information (a) if and to the extent doing so would (i) violate any law to which Nxu or Merger Subs are subject, (ii) result in the disclosure of any trade secrets of third parties in breach of any contract with such third party, (iii) violate any legally-binding obligation of Nxu or Merger Subs with respect to confidentially, non-disclosure or privacy, if Nxu shall have used commercially reasonable efforts (without payment of any consideration, fees or expenses) to obtain the consent of such third party to such inspection or disclosure or (iv) jeopardize protections afforded to Nxu or the Merger Subs under the attorney-client privilege or the attorney work product doctrine; provided that, in case of each of clauses (i) through (iv), the parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure in a manner that does not result in the events set out in clauses (i) through (iv).

Governing Law

The Merger Agreement is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.

Board of Directors of the Combined Company following the Merger

Pursuant to the Merger Agreement, immediately prior to the First Merger Effective Time, each current director of Nxu who will not continue as a director of the combined company following consummation of the Merger will resign. Additionally, pursuant to the Merger Agreement, immediately prior to the First Merger Effective Time, each current officer of Nxu and Verde will resign from his or her respective position with Nxu and Verde, and the current officers of Verde shall be appointed as officers of the combined company. Immediately following the First Merger Effective Time, the Nxu board of directors is expected to be comprised of seven directors, including one vacancy, to serve in the class assigned to each director. Pursuant to the terms of the Merger Agreement, one such director will be designated by Nxu, and six such directors will be designated by Verde. It is anticipated that Jessica Billingsley will be the Nxu designated director following the Closing, and that all other current Nxu directors will resign immediately prior to the First Merger Effective Time. Verde will appoint the remaining six directors to the Nxu board of directors to fill the vacancies. It is anticipated that Mark Adler, Jeffrey Brown, Cuong Do, Brian Gordon and Michael Sherman will be appointed to the board of directors of the combined company by Verde, with the one vacancy to be filled at a later date. Michael Sherman is expected to be appointed as chairman of the board of directors of the combined company. It is anticipated that Nxu’s executive officers upon the Closing will be Joseph Paolucci and Brian Gordon.

AGREEMENTS RELATED TO THE MERGER

This section describes the material terms of certain additional agreements entered into or to be entered into pursuant to the Merger Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the form of the Verde Support Agreement, Nxu Support Agreement, Amended and Restated Registration Rights Agreement, Verde Lock-up Agreement and Series B Preferred Voting Agreement, which are attached hereto as Exhibit A to Annex A, Exhibit B to Annex A, Exhibit C to Annex A, Exhibit D to Annex A and Annex F, respectively. You are urged to read such agreements in their entirety prior to voting on the Proposals presented at the Nxu special meeting.

Support Agreements

Verde Support Agreement

On October 23, 2024, Humanitario, a stockholder of Verde holding shares representing the requisite votes necessary to approve the Merger, entered into the Verde Support Agreement with Nxu and Verde, pursuant to which Humanitario agreed to (a) from the date of the Verde Support Agreement to the earlier to occur of the (i) effective time of the Merger, and (ii) such time as the Merger Agreement shall be terminated in accordance with its terms (the “Support Expiration Time”), vote at any meeting or pursuant to any action by written consent of the stockholders of Verde all shares of Verde common stock held of record or thereafter acquired by Humanitario: (i) to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger and (ii) against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Verde (other than the Merger Agreement and the transactions contemplated thereby, including the Merger); (b) be bound by certain transfer restrictions with respect to such securities, prior to the Closing; and (c) be bound by certain other covenants and agreements related to the Merger, in each case, on the terms and subject to the conditions set forth in the Verde Support Agreement.

Humanitario has entered into certain convertible promissory notes with Verde. In connection with the Closing and immediately prior to the First Merger Effective Time, Humanitario and Verde have agreed to convert such convertible promissory notes into shares of Verde’s common stock pursuant to the terms of such convertible promissory notes.

Humanitario has entered into certain common stock purchase warrants with Verde. In connection with the Closing and immediately prior to the First Merger Effective Time, Humanitario and Verde have agreed to convert such common stock purchase warrants into shares of Verde’s common stock pursuant to the terms of that certain Convertible Note and Warrant Purchase Agreement, dated as of June 15, 2023, between Verde and Humanitario.

Humanitario also agreed to enter into a Voting Trust Agreement, in a form attached to the Verde Support Agreement with respect to the shares of Nxu to be received by Humanitario in the Merger (the “Voting Trust Agreement”) with a trustee (the “Voting Trustee”) within ten (10) business days after this registration statement is declared effective under the Securities Act. Pursuant to the Voting Trust Agreement, Humanitario will transfer and assign to the Voting Trustee all of the Closing Shares, effective as of the First Merger Effective Time.

The Voting Trust Agreement shall include the following terms and conditions and otherwise be on terms and conditions to the reasonable satisfaction of Humanitario, Verde and Nxu: (i) during the term of the Voting Trust Agreement, the Voting Trustee shall vote all shares of common stock of the combined company subject to the Voting Trust Agreement in favor of any vote, consent or other action in the same proportion as voted by public stockholders of the combined company that are not affiliates of the combined company with respect to such matter; (ii) if at any time during the term of the Voting Trust Agreement, (a) any shares of common stock of the combined company are issued to Humanitario pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of any of the Closing Shares, on or affecting any of the Closing Shares owned by Humanitario or otherwise, (b) Humanitario purchases or otherwise acquires beneficial ownership of any shares of common stock of the combined company or (c) Humanitario acquires the right to vote or share in the voting of any shares of common stock of the combined company, then all such shares of common stock of the combined company shall be subject to the Voting Trust Agreement; and (iii) the Voting Trust Agreement shall remain in effect until the earliest to occur of the following: (a) Mr. Terren S. Peizer, the sole member, Chairman and managing member of Acuitas Group Holdings, LLC, an affiliate of Humanitario, is sentenced to a non-custodial sentence, or finishes service of any custodial part of a sentence, based on the conviction of one count of securities fraud and two counts of insider trading, or the conviction on such charges is set aside or reversed, (b) the fifth anniversary of the Closing Date, and (c) such time as Humanitario and its affiliates collectively beneficially own shares of common stock of the combined company representing in the aggregate less than 10% of the total voting power of all shares common stock of the combined company then outstanding.

If the Merger Agreement is terminated in accordance with its terms, promptly upon such termination, Verde will reimburse Humanitario for all Stockholder Transaction Expenses, subject to a cap of $200,000. If the Closing occurs, the combined company shall pay, or cause to be paid, the Stockholder Transaction Expenses, subject to a cap of $200,000. “Stockholder Transaction Expenses” means all reasonable and documented fees and disbursements of Humanitario and its affiliates payable to unaffiliated third parties (including, without limitation, outside counsel, agents, advisors, consultants, experts and financial advisors employed by or on behalf of Humanitario or any of its affiliates) incurred in connection with the transactions contemplated by the Merger Agreement, in each case, to the extent payable in cash.

The Verde Support Agreement will automatically terminate upon the earlier to occur of (i) the First Merger Effective Time and (ii) such date and time as the Merger Agreement is terminated in accordance with its terms.

Nxu Support Agreement

Concurrently with the execution of the Merger Agreement, Nxu entered into the Nxu Support Agreement with Verde, Mark Hanchett and Annie Pratt (together with Mr. Hanchett, the “Stockholders”) pursuant to which the Stockholders agreed to, among other things, (a) from the date of the Nxu Support Agreement to the Support Expiration Time, vote at any meeting or pursuant to any action of written resolution of the stockholders of Nxu all of their Nxu common stock, held of record or thereafter acquired: (i) in favor of the Merger and the other related proposals and (ii) against any competing acquisition proposal; and (b) be bound by certain other covenants and agreements related to the Merger, in each case, on the terms and subject to the conditions set forth in the Nxu Support Agreement.

Registration Rights Agreement

At the Closing, the combined company and Humanitario intend to, and certain stockholders of Verde (together with Humanitario, the “Combined Company Holders”) may, enter into a Registration Rights Agreement, pursuant to which, among other things, the Combined Company Holders party thereto will be granted certain registration rights, on the terms and subject to the conditions therein.

In particular, the Registration Rights Agreement provides for the following registration rights:

•        Piggyback registration rights.    At any time after the Closing Date, if the combined company proposes to file a registration statement to register any of its equity securities under the Securities Act or to conduct a public offering, either for its own account or for the account of any other person, subject to certain exceptions, the Combined Company Holders of piggyback registration rights are entitled to include their registrable securities in such registration statement.

•        Shelf registration rights.    Within forty-five (45) calendar days after the Closing Date, the combined company will use its commercially reasonable efforts to file a shelf registration statement pursuant to Rule 415 of the Securities Act and use commercially reasonable efforts to cause such registration statement to be declared effective as promptly as reasonably practicable after the initial filing thereof, but in no event later than the earlier of (i) the 90th calendar day (or 120th calendar day if the SEC notifies Verde that it will “review” such registration) following the First Merger Effective Time and (ii) the 10th business day after the date Verde is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be “reviewed” or will not be subject to further review. At any time Verde has an effective shelf registration statement with respect to the Combined Company Holders’ registrable securities, and following any applicable lock-up period, a Combined Company Holder may make a written request to effect a public offering, including pursuant to an underwritten shelf takedown, provided that such holder reasonably expects that the offering price of registrable securities offered in such takedown will exceed $25,000,000.

•        Expenses and indemnification.    All fees, costs and expenses of underwritten registrations will be borne by the combined company and underwriting discounts and selling commissions will be borne by the Holders of the shares being registered. The Registration Rights Agreement contains customary cross-indemnification provisions, under which Verde is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to the combined company, and the Combined Company Holders of registrable securities are obligated to indemnify Verde for material misstatements or omissions attributable to them.

•        Registrable securities.    Under the Registration Rights Agreement, the term “Registrable Securities” means (a) any outstanding shares of the combined company’s common stock or any other equity security (including the shares of the combined company’s common stock issued or issuable upon the exercise of any other equity security) of the combined company held by a Combined Company Holder as of the date of the Registration Rights Agreement, (b) any combined company common stock of parties executing a joinder to the Registration Rights Agreement, (c) any shares of the combined company issued or to be issued to any Combined Company Holder in connection with the Merger and (d) any other equity security of the combined company issued or issuable with respect to any such shares of the combined company’s common stock by way of a share capitalization or share sub-division or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (A) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such registration statement; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the combined company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; or (D) such securities may be sold without registration pursuant to Rule 144 and Rule 145 (as applicable) promulgated under the Securities Act (or any successor rule promulgated thereafter by the SEC) (but with no current public information requirement or volume, manner of sale or other restrictions or limitations) with respect to securities that were at no time held by any affiliate or the combined company, as reasonably determined by the combined company, upon the advice of counsel to the combined company.

Verde Lock-up Agreements

Prior to the Closing, Verde shall use reasonable efforts to procure that each Verde stockholder with greater than five percent (5%) ownership in Verde, enters into the Form of Verde Lock-Up Agreement, pursuant to which such Verde stockholder agrees that it shall not, and shall cause any of its permitted transferees not to, (a) transfer any Nxu common stock received by such stockholder at the Closing pursuant to the Merger Agreement (the “Lock-Up Shares”) during the period beginning on the Closing Date and ending one hundred eighty (180) days thereafter (the “Initial Lock-Up Period”); and (b) transfer any Lock-Up Shares representing more than five percent (5%) of the aggregate Lock-Up Shares held by such Verde stockholder in any calendar month during the twenty-four month period following the Initial Lock-Up Period, in each case, subject to certain exceptions.

Series B Preferred Voting Agreement

Concurrently with the execution of the Merger Agreement, Nxu has entered into a Voting Agreement and Irrevocable Proxy (the “Series B Voting Agreement”) with its Chief Executive Officer, Mark Hanchett, related to which Nxu will issue the sole share of Series B preferred stock to Mr. Hanchett, and, in exchange, Mr. Hanchett has agreed to, subject to specified exceptions, (i) cast all of the votes to which he is entitled by reason of holding the Series B preferred stock “for” or “against” (as applicable) a special action subject to the votes cast by the holders of Nxu Class A common stock and Nxu Class B common stock; and (ii) irrevocably grant each director of Nxu as the Mr. Hanchett’s proxy and attorney-in-fact to vote the Series B preferred stock on behalf of Mr. Hanchett if he fails at any time to vote as required in the Series B Voting Agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following discussion is a summary of the material U.S. federal income tax consequences of the Merger to Verde U.S. holders (as defined below), but does not purport to be a complete analysis of all potential tax consequences that may be relevant to Verde U.S. holders. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Verde U.S. holder. Verde has not sought and does not intend to seek any rulings from the IRS or opinion of counsel regarding the matters discussed below. There can be no assurance the IRS or a court will not take a position contrary to that discussed below regarding the tax consequences of the Merger.

This discussion is limited to Verde U.S. holders that hold Verde capital stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences that may be relevant to a Verde U.S. holder’s particular circumstances, including the impact of the alternative minimum tax, the Medicare contribution tax on net investment income or the rules related to “qualified small business stock” within the meaning of Section 1202 of the Code. In addition, it does not address consequences relevant to Verde U.S. holders subject to special rules, including, without limitation:

•        U.S. expatriates and former citizens or long-term residents of the U.S.;

•        U.S. holders whose functional currency is not the U.S. dollar;

•        persons holding Verde capital stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•        banks, insurance companies and other financial institutions;

•        real estate investment trusts or regulated investment companies;

•        brokers, dealers or traders in securities;

•        “controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•        S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•        tax-exempt organizations or governmental organizations;

•        persons deemed to sell Verde capital stock under the constructive sale provisions of the Code;

•        persons who hold or received Verde capital stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

•        tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds Verde capital stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Verde capital stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

In addition, the following discussion does not address: (a) the tax consequences of transactions effectuated before, after or at the same time as the Merger, whether or not they are in connection with the Merger, including, without limitation, transactions in which shares of Verde capital stock are acquired or disposed of other than in exchange for shares of Nxu common stock in the Merger, (b) the tax consequences to holders of convertible notes or options or warrants of Verde, or (c) the tax consequences of the ownership of shares of Nxu common stock following the Merger.

IT IS RECOMMENDED THAT HOLDERS CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

For purposes of this discussion, a “Verde U.S. holder” is a beneficial owner of Verde capital stock that, for U.S. federal income tax purposes, is or is treated as:

•        an individual who is a citizen or resident of the U.S.;

•        a corporation created or organized under the laws of the U.S., any state thereof, or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) over all of its substantial decisions or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Tax Characterization of the Merger

The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. However, no ruling from the IRS or opinion of counsel has been obtained or will be obtained regarding the treatment of the Merger as a tax-free reorganization. Verde U.S. holders are encouraged to consult their own tax advisors concerning the characterization of the Merger as a tax-free “reorganization” under Section 368(a) of the Code.

If the Merger does not qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code (including if the IRS successfully challenges the qualification of the Merger as such), then each Verde U.S. holder generally would recognize gain or loss on the exchange of Verde capital stock for Nxu Common Stock in the Merger equal to the difference between (x) the fair market value of the shares of Nxu Common Stock received in exchange for the Verde capital stock and (y) such Verde U.S. holder’s adjusted tax basis in the shares of Verde capital stock surrendered. Any such gain or loss will generally be treated as (i) short-term capital gain or loss with respect to any shares of Verde capital stock held for one year or less by a Verde U.S. holder, and (ii) long-term capital gain or loss with respect to any shares of Verde capital stock held for more than one a year by a Verde U.S. holder. The remainder of this discussion assumes that the Merger will be treated as a tax-free “reorganization” within the meaning of Section 368(a) of the Code.

Tax Treatment of Verde U.S. Holders in the Merger

If the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, a Verde U.S. holder generally will not recognize gain or loss upon the exchange of the holder’s Verde capital stock for Nxu common stock. A Verde U.S. holder generally will obtain an aggregate adjusted tax basis in the Nxu common stock the holder receives in the Merger equal to the holder’s adjusted tax basis in the Verde capital stock exchanged therefor. The holding period of the shares of Nxu common stock received by a Verde U.S. holder in the Merger will include the holding period of the shares of Verde capital stock surrendered in exchange therefor. To the extent that shares of Verde capital stock were acquired on different dates or at different prices by a Verde U.S. holder, Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Verde capital stock surrendered to the shares of Nxu common stock received. Verde U.S. holders of shares of Verde capital stock acquired on different dates or at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

Reporting Requirements

If the Merger is a reorganization within the meaning of Section 368(a) of the Code, each Verde U.S. holder who receives shares of Nxu common stock in the Merger is required to retain permanent records pertaining to the Merger and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and the fair market value of the Verde capital stock exchanged and the amount of Nxu common stock and cash received in exchange therefor. Verde U.S. holders who owned immediately before the Merger at least one percent (by vote or value) of the total outstanding stock of Verde are required to attach a statement to their tax returns for the year in which the Merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the Verde U.S. holder’s tax basis in such holder’s Verde capital stock surrendered in the Merger, the fair market value of such stock, the date of the Merger and the name and employer identification number of each of Verde and Nxu. Verde U.S. holders are urged to consult with their tax advisors to comply with these rules.

The foregoing summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Verde stockholder. This summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your tax advisor regarding the particular consequences of the Merger to you.

MATTERS BEING SUBMITTED TO A VOTE OF NXU STOCKHOLDERS

PROPOSAL NO. 1 — THE TRANSACTION PROPOSAL

General

At the Nxu special meeting, Nxu stockholders will be asked to approve (i) the issuance of shares of Nxu common stock, which will represent more than 20% of the shares of Nxu common stock outstanding immediately prior to the Merger, to stockholders of Verde, pursuant to the terms of the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, and, and (ii) the change of control of Nxu resulting from the Merger, pursuant to Nasdaq Listing Rules 5635(a) and 5635(b), respectively.

Immediately following the Merger, assuming that Nxu’s aggregate enterprise value is approximately $16.2 million, it is expected that Verde stockholders as of immediately prior to the Merger will own approximately 95% of the capital stock of the combined company and the Nxu stockholders as of immediately prior to the Merger (including the PIPE Investors or other holders of the Purchased Shares and the PIPE Warrants issued in the Private Placement) will own approximately 5% of the capital stock of the combined company, in each case, on a fully-diluted and as-converted basis. Nxu’s assumed aggregate enterprise value will be reduced by the excess of certain lease payments remaining unpaid at the Closing over Nxu’s cash balance at the Closing, and any such reduction will decrease the ownership percentage interest of Nxu stockholders as of immediately prior to the Merger in the combined company.

The terms of, reasons for and other aspects of the Merger Agreement, the Merger and the issuance of Nxu common stock in the Merger are described in detail in the other sections in this proxy statement/prospectus. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.

Reasons for the Proposal

Under Nasdaq Listing Rule 5635(a)(1), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock (or other securities convertible into or exercisable for common stock), among other things, in connection with the acquisition of another company’s stock or assets of another company, if such securities are not issued in a public offering and (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities, or (ii) the number of shares of common stock to be issued is or will be in excess of 20% of the number of shares of common stock outstanding before the issuance of such securities. The potential issuance of the shares of Nxu common stock in the Merger will exceed the 20% threshold under the Nasdaq Listing Rules and is expected to represent at least approximately 95% of the capital stock of the combined company immediately following the Merger. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), Nxu must obtain the approval of Nxu stockholders for the issuance of these shares of common stock in the Merger.

Under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to an issuance of securities that will result in a “change of control” of the listed company. Although Nasdaq has not adopted any rule as to what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or the right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. It is expected that Nasdaq will determine that the Merger constitutes a “change of control” of the listed company. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), Nxu must obtain the approval of Nxu stockholders of the potential change of control resulting from the Merger.

Vote Required for Approval

This Transaction Proposal requires the affirmative vote of the majority of the votes cast by the holders of all of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock present in person or represented by proxy at the Nxu special meeting. Abstentions and broker non-votes are not considered votes cast and will have no effect on this proposal.

The Merger is conditioned upon the approval of this Transaction Proposal, all of the Charter Proposals, and the Equity Plan Proposal (or the waiver thereof in accordance with the terms of the Merger Agreement). If the Required Proposals are not approved, the Transaction Proposal will have no effect, even if approved by Nxu’s stockholders. Furthermore, notwithstanding the approval of the Required Proposals, if the Merger is not consummated for any reason, the actions contemplated by the Transaction Proposal will not be effected.

Certain of Nxu’s stockholders have agreed to vote any shares of Nxu common stock owned by them in favor of this Transaction Proposal. See “AGREEMENTS RELATED TO THE MERGER — Support Agreements — Nxu Support Agreement” for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Transaction Proposal.

NXU’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE TRANSACTION PROPOSAL.

PROPOSAL NO. 2 — THE COMMON STOCK DECLASSIFICATION PROPOSAL

General

At the Nxu special meeting, Nxu stockholders will be asked to approve and adopt an amendment and restatement of the Nxu Charter that will, among other things, eliminate Nxu’s dual class share structure and make other related ministerial amendments to the Nxu Charter.

The full text of the Proposed A&R Charter reflecting the proposed amendment and the other Charter Proposals is attached to this proxy statement/prospectus as Annex B. For a summary of certain of the principal proposed changes and the differences between Nxu’s stockholders’ rights under the existing Nxu Charter and the Proposed A&R Charter, see below in this proxy statement/prospectus under the heading “DESCRIPTION OF CAPITAL STOCK.”

The Nxu Charter authorizes Nxu to issue a total of 5,000,000,000 shares of common stock, which are divided into two classes: 4,000,000,000 shares of Class A common stock and 1,000,000,000 shares of Nxu Class B common stock. On actions submitted to a vote of Nxu’s stockholders, the Nxu Class A common stock generally entitles holders to cast one vote per share, the Nxu Class B common stock generally entitles its holders to cast ten votes per share, and the Series B preferred stock entitles its holder to a number of votes equal to the total number of votes that could be cast by holders of the Nxu Class A common stock and Nxu Class B common stock.

If this Common Stock Declassification Proposal is approved by Nxu’s stockholders, the division of Nxu’s common stock into two classes would be eliminated, the Nxu Class A common stock would be renamed “common stock”, and the combined company would be authorized to issue 5,000,000,000 shares of common stock. If this Common Stock Declassification Proposal is approved by Nxu stockholders, (1) each share of Nxu Class A common stock issued and outstanding immediately before the effectiveness of the Proposed A&R Charter would be reclassified and combined into one validly issued, fully paid and non-assessable share of common stock, prior to giving effect to the proposed reverse stock split, and (2) each share of Nxu Class B common stock issued and outstanding immediately before the effectiveness of the Proposed A&R Charter shall be cancelled for no consideration. Approval of the Common Stock Declassification Proposal would also eliminate from the Nxu Charter the provisions that specify how the Nxu Class A common stock and the Nxu Class B common stock must be treated with respect to voting, dividends, other share distributions and a dissolution, liquidation or winding up of Nxu and the provision that currently entitles holders of the Nxu Class A common stock to vote, as a separate class, and holders of the Nxu Class B common stock to vote, as a certain class, on certain amendments to the Nxu Charter, whether effected by amendment or through merger, recapitalization, consolidation or otherwise. Because the Nxu Class B common stock would be eliminated, Nxu believes that a separate class vote on such amendments is unnecessary. This Common Stock Declassification Proposal also contemplates amendments to the Nxu Charter to remove other non-material language that would be rendered non-operable upon if this Common Stock Declassification Proposal is approved at the Nxu special meeting.

Reasons for the Proposal

Nxu’s board of directors recommends that Nxu’s stockholders approve this Common Stock Declassification Proposal because a single class of common stock provides a cleaner capital structure and suits the combined company’s requirements following the consummation of the Merger.

Vote Required for Approval

This Common Stock Declassification Proposal requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class. In addition, this proposal requires the affirmative vote of the holders of at least two-thirds of the voting power of the Nxu Class B common stock, voting separately as a class. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” this proposal.

The approval of this Common Stock Declassification Proposal is conditioned on the approval of the Transaction Proposal, each of the other Charter Proposals, and the Equity Plan Proposal (or the waiver thereof in accordance with the terms of the Merger Agreement). If the Required Proposals are not approved, this Common Stock Declassification Proposal will have no effect, even if approved by Nxu stockholders.

Certain of Nxu’s stockholders have agreed to vote any shares of Nxu common stock owned by them in favor of the Charter Proposals, including this Common Stock Declassification Proposal. See “AGREEMENTS RELATED TO THE MERGER — Support Agreements — Nxu Support Agreement” for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Common Stock Declassification Proposal.

NXU’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE COMMON STOCK DECLASSIFICATION PROPOSAL.

PROPOSAL NO. 3 — THE REVERSE STOCK SPLIT PROPOSAL

General

At the Nxu special meeting, Nxu stockholders will be asked to approve and adopt an amendment and restatement of the Nxu Charter that will, among other things, effect a reverse stock split of issued and outstanding Nxu Class A common stock at a ratio of any whole number in the range of 1-for-5 to 1-for-20. The full text of the Proposed A&R Charter reflecting the reverse stock split and the other Charter Proposals is attached to this proxy statement/prospectus as Annex B. For a summary of certain of the principal proposed changes and the differences between Nxu’s stockholders’ rights under the existing Nxu Charter and the Proposed A&R Charter, see below in this proxy statement/prospectus under the heading “DESCRIPTION OF CAPITAL STOCK.”

The final ratio and effectiveness of such reverse stock split will be determined in the discretion of the Nxu board of directors and as agreed to by Verde at or prior to the closing of the Merger, or in the sole discretion of the Nxu board of directors if the Transaction Proposal is not approved. Upon the effectiveness of the reverse stock split (the “reverse stock split effective time”), the issued and outstanding shares of Nxu Class A common stock immediately prior to the reverse stock split effective time will automatically without further action on the part of Nxu or Nxu’s stockholders be reclassified and combined into a smaller number of shares such that a Nxu stockholder will own one new share of Nxu common stock for every five shares to 20 shares of issued Nxu Class A common stock held by such stockholder immediately prior to the reverse stock split effective time, dependent upon the final ratio of the reverse stock split and subject to the treatment of fractional share interests as described below. Based upon the reverse stock split ratio as determined by either (i) the Nxu board of directors and agreed to by Verde, in the event the Transaction Proposal is adopted, or (ii) the Nxu board of directors, in the event the Transaction Proposal is not adopted and the Merger is not consummated, proportionate adjustments will be made to the per share exercise price, and/or the number of shares issuable upon the exercise or vesting of all then outstanding Nxu stock options and Nxu RSUs, which will result in a proportional decrease in the number of shares of Nxu common stock reserved for issuance upon exercise or vesting, of such Nxu stock options and Nxu RSUs, and, in the case of stock options, a proportional increase in the exercise price of all such stock options.

The Proposed A&R Charter will effect the reverse stock split but will not change the number of authorized shares of Nxu common stock or Nxu preferred stock, or the par value of Nxu common stock or Nxu preferred stock.

Reasons for the Proposal

Nasdaq Listing Requirements

Nxu believes the reverse stock split is in Nxu’s and its stockholders’ best interest, primarily because it may increase the per share trading price of the Nxu Class A common stock and enable continued listing on Nasdaq under the symbol “NXU.”

As previously disclosed, on April 2, 2024, Nxu received notice from Nasdaq stating that Nxu was not in compliance with the Minimum Bid Requirement because the closing bid price of Nxu Class A common stock was below $1.00 per share for 30 consecutive business days. In accordance with Nasdaq Listing Rule 5810(c)(3)(A) (the “Compliance Period Rule”), Nxu was provided an initial 180 calendar days, or until September 30, 2024 (the “Initial Compliance Date”) to regain compliance with the Minimum Bid Requirement. Nxu did not regain compliance with the Minimum Bid Requirement by the Initial Compliance Date.

On October 1, 2024, Nxu received a second notice from Nasdaq confirming that Nxu was still not in compliance with the Minimum Bid Requirement as of September 30, 2024 and granting Nxu an additional 180 days, or until March 31, 2025 (the “Extended Compliance Date”), to regain compliance with the Minimum Bid Requirement. Nasdaq’s determination is based on Nxu meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market with the exception of the Minimum Bid Requirement, and Nxu’s written notice of its intention to cure the deficiency during the Extended Compliance Date by effecting a reverse stock split, if necessary.

If, at any time before the Extended Compliance Date, the bid price for Nxu’s Class A common stock closes at $1.00 or more for a minimum of 10 consecutive business days as required under Nasdaq listing rules, Nasdaq will provide a written notification to Nxu that it complies with the Minimum Bid Requirement, unless Nasdaq exercises its discretion to extend this 10 days period pursuant to Nasdaq Listing Rule 5810(c)(3)(F).

If Nxu does not regain compliance with the Minimum Bid Requirement by the Extended Compliance Date, Nasdaq will provide written notification to Nxu that Nxu Class A common stock will be delisted. At that time, Nxu may appeal the Nasdaq delisting determination to a Nasdaq Listing Qualifications Panel (the “Panel”). Nxu expects that its Class A common stock would remain listed pending the Panel’s decision. There can be no assurance that, if Nxu does not appeal a delisting determination to the Panel, that such appeal would be successful.

Any delisting may cause the Nxu Class A common stock to be subject to “penny stock” regulations promulgated by the SEC. Under such regulations, broker-dealers would be required to, among other things, comply with disclosure and special suitability determinations prior to the sale of shares of Nxu Class A common stock. If the Nxu Class A common stock becomes subject to these regulations, the market price of the Nxu Class A common stock and the liquidity thereof would be materially and adversely affected. Absent other factors, Nxu believes that reducing the number of outstanding shares of Nxu Class A common stock is a potentially effective means to increase the per share market price of the Nxu Class A common stock.

If the Nxu Class A common stock is delisted from Nasdaq, Nxu believes that the Nxu Class A common stock would likely be eligible to be quoted over the counter on an inter-dealer electronic quotation and trading system operated by OTC Markets Group. These markets are generally considered not to be as efficient as, and not as broad as, Nasdaq. Selling shares of Nxu Class A common stock on these markets could be more difficult because smaller quantities of shares would likely be bought and sold, and transactions could be delayed. In addition, in the event the Nxu Class A common stock is delisted, broker-dealers would have certain regulatory burdens imposed upon them, which may discourage broker-dealers from effecting transactions in the Nxu Class A common stock, further limiting the liquidity of the Nxu Class A common stock. These factors could result in lower prices and larger spreads in the bid and ask prices for the Nxu Class A common stock.

A delisting from Nasdaq and continued or further declines in the price of the Nxu Class A common stock could also greatly impair Nxu’s ability to raise or access additional necessary capital through equity or debt financing, or use shares for business development or other corporate initiatives, and could significantly increase the ownership dilution to stockholders caused by the issuance of equity in financing or other transactions.

The Nxu board of directors believes that the proposed reverse stock split would be a potentially effective means for Nxu to facilitate compliance with the Minimum Bid Requirement and to avoid the consequences of the Nxu Class A common stock being delisted from Nasdaq by producing the immediate effect of increasing the bid price of the Nxu Class A common stock. However, Nxu cannot provide any assurance that its minimum bid price would comply with the Minimum Bid Requirement following the proposed reverse stock split.

Additional Considerations

The Nxu board of directors unanimously approved the proposal approving the amendment to the Nxu Charter effecting the reverse stock split for the following additional reasons:

•        the Nxu board of directors believes a higher stock price may help generate investor interest in Nxu and ultimately the combined company and help the combined company attract and retain employees;

•        the Nxu board of directors believes a higher stock price may increase trading volume in Nxu Class A common stock and facilitate future financings by the combined company;

•        the Nxu board of directors believes that the resulting increase in the proportion of authorized and unissued shares available for future issuance relative to those which are issued will facilitate the issuance of shares to the stockholders of Verde pursuant to the Merger Agreement, as described in the Transaction Proposal, and ultimately the consummation of the Merger; and

•        the Nxu board of directors believes that a range of reverse stock split ratios provides it with the most flexibility to achieve the desired results of the reverse stock split.

Requirements for Listing on Nasdaq

Nxu’s Class A common stock is currently listed on the Nasdaq Capital Market under the symbol “NXU.” Nxu has filed an initial listing application pursuant to the terms of the Merger Agreement for the combined company to list the securities of the combined company on Nasdaq.

According to the Nasdaq rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require Nxu to have, among other things, a $4.00 per share minimum bid price for a certain number of trading days preceding the Closing. Therefore, the proposed reverse stock split may be necessary in order to consummate the Merger.

In addition, it is a condition to the Closing that the shares of Nxu common stock to be issued in the Merger pursuant to the Merger Agreement having been approved for listing on Nasdaq.

Potential Increased Investor Interest

On January 23, 2025, the Nxu Class A common stock closed at $0.5533 per share. An investment in Nxu Class A common stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide research coverage of lower priced stocks. Also, the Nxu board of directors believes that most investment funds are reluctant to invest in lower priced stocks. The higher share price that may result from the proposed reverse stock split could enable investors and brokerage firms to invest in Nxu Class A common stock. In addition, these factors may affect Nxu’s ability to raise additional capital through the sale of Nxu Class A common stock.

Risks and Potential Disadvantages Associated with a Reverse Stock Split

The Nxu board of directors believes that the proposed reverse stock split is a potentially effective means to increase the per share market price of the Nxu Class A common stock and thus enable compliance with the Minimum Bid Requirement. However, there are a number of risks and potential disadvantages associated with a reverse stock split, including the following:

•        The Nxu board of directors cannot predict the effect of a reverse stock split upon the market price for the Nxu Class A common stock, and the success of similar reverse stock splits for companies in like circumstances has varied. Some investors may have a negative view of a reverse stock split. Recently, the market price of the Nxu Class A common stock has declined substantially, and the equity markets have experienced and continue to experience substantial volatility due to, among other factors, volatility in the financial sector and the ongoing wars in Ukraine and Israel. The principal purpose of the reverse stock split would be to increase the trading price of the Nxu Class A common stock to meet the Minimum Bid Requirement. However, the effect of the proposed reverse stock split, if effected, on the market price of the Nxu Class A common stock cannot be predicted with any certainty, and Nxu cannot assure you that the proposed reverse stock split will accomplish this objective for any meaningful period of time, or at all. Even if the proposed reverse stock split has a positive effect on the market price for the Nxu Class A common stock, performance of Nxu’s, and ultimately the combined company’s, business and financial results, general economic conditions and the market perception of Nxu’s, and ultimately the combined company’s, business, and other adverse factors which may not be in Nxu’s control, could lead to a decrease in the price of the Nxu Class A common stock following the proposed reverse stock split.

•        Although the Nxu board of directors believes that a higher stock price may help generate the interest of new investors, the proposed reverse stock split may not result in a per-share price that will successfully attract certain types of investors and such resulting share price may not satisfy the investing guidelines of brokerage houses, institutional investors or investment funds. Further, other factors, such as Nxu’s, and ultimately the combined company’s, financial results, market conditions and the market perception of Nxu’s, and ultimately the combined company’s, business, may adversely affect the interest of new investors in the Nxu Class A common stock. As a result, the trading liquidity of the Nxu Class A common stock may not improve as a result of the proposed reverse stock split and there can be no assurance that the proposed reverse stock split, if completed, will result in the intended benefits described above.

•        Even if the proposed reverse stock split does result in an increased market price per share of the Nxu Class A common stock, the market price per share following such proposed reverse stock split may not increase in proportion to the reduction of the number of shares of Nxu Class A common stock outstanding before the implementation of the proposed reverse stock split. Accordingly, even with an increased market price per share, the total market capitalization of the shares of Nxu Class A common stock after the proposed reverse stock split could be lower than the total market capitalization before the reverse stock split. Also, even if there is an initial increase in the market price per share of the Class A common stock after the proposed reverse stock split, the market price may not remain at that level due to factors described in this proxy statement/prospectus or other factors, including the risks described in Nxu’s Annual Report on Form 10-K for the year ended December 31, 2023, as updated in reports Nxu subsequently files with the SEC.

•        If the proposed reverse stock split is effected and the market price of the Nxu Class A common stock then declines, the percentage decline as an absolute number and as a percentage of Nxu’s overall market capitalization may be greater than would occur in the absence of the proposed reverse stock split due to decreased liquidity in the market for the Nxu Class A common stock. Accordingly, the total market capitalization of the Nxu Class A common stock following the proposed reverse stock split could be lower than the total market capitalization before the proposed reverse stock split.

Effects of the Reverse Stock Split

The principal result of the proposed reverse stock split will be to decrease proportionately the number of outstanding shares of Nxu Class A common stock based on the proposed reverse stock split ratio determined by either (i) the Nxu board of directors and agreed to by Verde, in the event the Transaction Proposal is adopted, or (ii) the Nxu board of directors, in the event the Transaction Proposal is not adopted and the Merger is not consummated, within the approved range of 1-for-5 to 1-for-20, inclusive. The Nxu Class A common stock is currently registered under Section 12 of the Exchange Act, and Nxu is subject to the periodic reporting and other requirements of the Exchange Act and the rules and regulations promulgated thereunder. The proposed reverse stock split would not affect the registration of the Nxu Class A common stock under the Exchange Act. Following the proposed reverse stock split, if Nxu meets the Minimum Bid Requirement, it is expected that the Nxu Class A common stock would continue to be listed on Nasdaq under the symbol “NXU.” Nxu anticipates that the common stock of the combined company will be listed on Nasdaq following the Closing under the trading symbol “VRDE.” In the event the Transaction Proposal is adopted, Nxu anticipates that the proposed reverse stock split will be effective immediately prior to the Closing, and will have the Committee on Uniform Securities Identification Procedures (“CUSIP”) number, which is a number used to identify equity securities, that will have been assigned to the common stock of the combined company. In the event the Transaction Proposal is not adopted and the Merger is not consummated, following the proposed reverse stock split, the Nxu Class A common stock will have a new CUSIP number, and stock certificates with the older CUSIP number will need to be exchanged for stock certificates with the new CUSIP number by following the procedures described below.

The Nxu Class B common stock and Nxu Series B preferred stock are neither registered under the Exchange Act nor listed on a stock exchange.

The actual number of shares issued after giving effect to the proposed reverse stock split, if effected, would depend on the proposed reverse stock split ratio that is ultimately selected by the Nxu board of directors. The proposed reverse stock split would affect all holders of Nxu’s common stock uniformly and would not affect any stockholder’s percentage ownership interest or proportionate voting power in Nxu, except that, as described below in the section titled “Fractional Shares,” any fractional share of Nxu common stock to which a holder is entitled as a result of the proposed reverse stock split would be rounded up to the nearest whole share of Nxu common stock. After the proposed reverse stock split, the shares of Nxu common stock and preferred stock will have the same voting rights and rights to dividends and distributions and will be identical in all other respects to the common stock and preferred stock, respectively, now authorized. The proposed reverse stock split will not change the par value of the Nxu common stock or the Nxu Series B preferred stock.

If effected, the proposed reverse stock split may result in some stockholders owning “odd lots” of fewer than 100 shares of Nxu common stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares.

Nxu directors and executive officers have no substantial interests, directly or indirectly, in the matters set forth in this proposal, except to the extent of their ownership of shares of Nxu common stock and securities exercisable for Nxu common stock, which shares and securities would be subject to the same proportionate adjustment in accordance with the terms of the proposed reverse stock split as all other outstanding shares of Nxu common stock and securities exercisable for Nxu common stock.

Depending on the ratio for the proposed reverse stock split determined by either (i) the Nxu board of directors and agreed to by Verde, in the event the Transaction Proposal is adopted, or (ii) the Nxu board of directors, in the event the Transaction Proposal is not adopted and the Merger is not consummated, a minimum of 5 and a maximum of 20 shares of existing Nxu Class A common stock would be combined into one new share of Nxu common stock. The table below shows, as of December 31, 2024, the number of outstanding shares of Nxu common stock that would result from the listed hypothetical reverse stock split ratios, excluding shares of Nxu Class A common stock underlying the PIPE Warrants that were issued in the Private Placement (without giving effect to rounding for fractional shares):

	Current	After Reverse Stock Split if 1-for-5 Ratio is Selected	After Reverse Stock Split if 1-for-7 Ratio is Selected	After Reverse Stock Split if 1-for-10 Ratio is Selected	After Reverse Stock Split if 1-for-16 Ratio is Selected	After Reverse Stock Split if 1-for-20 Ratio is Selected
Authorized common stock	5,000,000,000	5,000,000,000	5,000,000,000	5,000,000,000	5,000,000,000	5,000,000,000
Common stock issued and outstanding	23,563,170	4,712,634	3,366,167	2,356,317	1,472,698	1,178,158
Common Stock reserved for issuance under outstanding options and RSUs under existing equity plans	4,356,040	871,208	622,291	435,604	272,252	217,802
Common stock reserved and available for future issuance under existing equity plans	40,811,075	8,162,215	5,830,153	4,081,107	2,550,692	2,040,553
Common Stock reserved for issuance upon exercise of outstanding Nxu Warrants (not including any PIPE Warrants)	103,809	20,761	14,829	10,380	6,488	5,190
Common Stock reserved for issuance upon exercise of outstanding PIPE Warrants	107,703,816	21,540,763	15,386,259	10,770,381	6,731,488	5,385,190

Although the proposed reverse stock split will not have any dilutive effect on Nxu’s stockholders, since the proposed reverse stock split will not change the number of authorized shares of Nxu common stock, it would reduce the proportion of shares owned by Nxu’s existing stockholders relative to the number of shares authorized for issuance, giving the Nxu board of directors an effective increase in the authorized shares available for issuance, in its discretion. The Nxu board of directors from time to time may deem it to be in the best interest of Nxu and its stockholders to enter into transactions and other ventures that may include the issuance of shares of Nxu common stock. If the Nxu board of directors authorizes the issuance of additional shares subsequent to the proposed reverse stock split, the dilution to the ownership interest of Nxu’s existing stockholders may be greater than would occur had the proposed reverse stock split not been effected. Many stock issuances not involving equity compensation do not require stockholder approval, and the Nxu board of directors generally seeks approval of its stockholders in connection with a proposed issuance only if required at that time.

The proposed reverse stock split will not have any effect on the number of authorized shares of Nxu Class B common stock. Currently, there are 279,504 shares of Nxu Class B common stock outstanding.

The proposed reverse stock split will not have any effect on the number of authorized shares of Nxu’s preferred stock, par value of $0.0001 per share. Currently, there is one share of Nxu Series B Preferred Stock outstanding.

The proposed reverse stock split is not intended as, and will not have the effect of, a “going private transaction” covered by Rule 13e-3 promulgated under the Exchange Act. The proposed reverse stock split is not intended to modify the rights of existing stockholders in any material respect.

Fractional Shares

No fractional shares will be issued in the proposed reverse stock split. If the proposed reverse stock split is effected, each fractional share of Nxu Class A common stock will be rounded up to the nearest whole share of Nxu common stock. Accordingly, stockholders of Nxu who otherwise would be entitled to receive a fractional share of Nxu common stock in the proposed reverse stock split because they hold a number of shares not evenly divisible by the proposed reverse stock split ratio will instead automatically be entitled to receive one whole additional share of Nxu common stock. Because any fractional shares will be rounded up to the next nearest whole share, any proposed reverse stock split is not expected to affect the number of holders of Nxu common stock.

Potential Anti-takeover Effects of the Reverse Stock Split

Although the proposed reverse stock split has been prompted by business and financial considerations and not by the threat of any known or threatened hostile takeover attempt, stockholders should be aware that the proposed reverse stock split will have the effect of increasing the number of authorized but unissued shares of Nxu common stock following the proposed reverse stock split, and thus could facilitate future attempts by Nxu or the combined company to oppose changes in control of Nxu or the combined company and perpetuate Nxu’s or the combined company’s management, including transactions in which the stockholders might otherwise receive a premium for their shares over then current market prices. Nxu cannot provide assurances that any such transactions will be consummated on favorable terms or at all, that they will enhance stockholder value, or that they will not adversely affect Nxu’s business or the trading price of the Nxu common stock.

Effect of the Reverse Stock Split on Equity Incentive Plans, Options, Restricted Stock Units, and Warrants

Based upon the proposed reverse stock split ratio determined by either (i) the Nxu board of directors and agreed to by Verde, in the event the Transaction Proposal is adopted, or (ii) the Nxu board of directors, in the event the Transaction Proposal is not adopted and the Merger is not consummated, proportionate adjustments are generally required to be made to the per share exercise price and the number of shares issuable upon the exercise or conversion of all outstanding options, and warrants entitling the holders thereof to purchase, shares of Nxu common stock and the number of shares of Nxu common stock issuable upon the vesting of all outstanding Nxu RSUs. This would result in approximately the same aggregate price being required to be paid under such options or warrants, and approximately the same value of shares of Nxu common stock being delivered upon the exercise of such options or warrants, or the vesting of Nxu RSUs, immediately following the proposed reverse stock split as was the case immediately preceding the proposed reverse stock split. The number of shares reserved for issuance pursuant to these securities will be proportionately adjusted based upon the proposed reverse stock split ratio determined by either (i) the Nxu board of directors and agreed to by Verde, in the event the Transaction Proposal is adopted, or (ii) the Nxu board of directors, in the event the Transaction Proposal is not adopted and the Merger is not consummated, subject to rounding for fractional shares, in accordance with the terms of the applicable equity incentive plan, stock option grant or restricted stock unit grant, as the case may be.

Accounting Matters

Pursuant to the proposed reverse stock split, the par value of the Nxu common stock will remain $0.0001 per share. As a result of the proposed reverse stock split, upon the effectiveness of the Proposed A&R Charter to effect the proposed reverse stock split, the stated capital on Nxu’s balance sheet attributable to the Nxu common stock will be reduced to the aggregate par value of the issued shares, and the additional paid-in capital account shall be credited with the amount by which the stated capital is reduced, if any. Nxu’s stockholders’ equity, in the aggregate, will remain unchanged.

Also, if the proposed reverse stock split is effected, reported per share net income or loss would be higher because there will be fewer shares of Nxu common stock outstanding. The reverse stock split would be reflected retroactively for all periods presented in Nxu’s financial statements. Nxu does not anticipate that any other material accounting consequences, including changes to the amount of stock-based compensation expense to be recognized in any period, would arise as a result of the proposed reverse stock split.

No Appraisal Rights

Under the DGCL, Nxu’s stockholders are not entitled to dissenters’ rights or appraisal rights with respect to the reverse stock split described in this Reverse Stock Split Proposal, and Nxu will not independently provide its stockholders with any such rights.

Procedures

The proposed reverse stock split, if effected, would become effective upon the filing of Proposed A&R Charter to, among other things, effect the proposed reverse stock split with the Secretary of State of the State of Delaware. The following are descriptions of how the proposed reverse stock split would be effected for beneficial holders, registered book entry holders, and certificated holders.

Beneficial Holders of Common Stock

Upon the implementation of the reverse stock split, Nxu intends to treat shares held by stockholders through a bank, broker or other agent in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers and other agents would be instructed to effect the reverse stock split for their beneficial holders holding shares of Nxu Class A common stock in street name. However, these banks, brokers and other agents may have different procedures than registered stockholders for processing the reverse stock split. Stockholders who hold shares of Nxu Class A common stock with a bank, broker other agent and who have any questions in this regard are strongly encouraged to contact their banks, brokers or other agents for more information.

Registered “Book-Entry” Holders of Common Stock

Certain registered holders of Nxu Class A common stock may hold some or all their shares electronically in book-entry form with Equiniti, Nxu’s transfer agent. These stockholders do not have stock certificates evidencing their ownership of Nxu Class A common stock. They are, however, provided with a statement reflecting the number of shares registered in their accounts. If the reverse stock split is effected, stockholders who hold shares electronically in book-entry form with Equiniti will not need to take action to receive whole shares of post- reverse stock split common stock as the exchange will be automatic.

Holders of Certificated Shares of Common Stock

If the proposed reverse stock split is effected, stockholders holding shares of Nxu Class A common stock in certificated form would be sent instructions by Equiniti after the effective time of the amendment to the Nxu Charter effecting the proposed reverse stock split indicating how a stockholder should surrender their certificate(s) representing shares of Nxu Class A common stock (the “Old Certificates”) to Equiniti in exchange for certificates representing the appropriate number of whole shares of post- reverse stock split Nxu common stock (the “New Certificates”). No New Certificates would be issued to a stockholder until such stockholder has surrendered all Old Certificates to Equiniti in accordance with its instructions. No stockholder would be required to pay a transfer or other fee to exchange their Old Certificates. Stockholders would then receive one or more New Certificate(s) representing the number of whole shares of Nxu common stock to which they are entitled as a result of the proposed reverse stock split. Until surrendered, Nxu would deem outstanding Old Certificates held by stockholders to be cancelled and only to represent the number of whole shares of post-reverse stock split Nxu common stock to which these stockholders are entitled. Any Old Certificates submitted for exchange, whether because of a sale, transfer or other disposition of stock, would automatically be exchanged for New Certificates. If an Old Certificate has a restrictive legend on it, the New Certificate would be issued with the same restrictive legend that is on the Old Certificate. If the proposed reverse stock split is effected, Nxu expects that Equiniti would act as the exchange agent for purposes of implementing the exchange of stock certificates. No service charges would be payable by holders of shares of Nxu common stock in connection with the exchange of certificates. Nxu would bear all such expenses.

STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATE(S). STOCKHOLDERS SHOULD NOT SUBMIT ANY STOCK CERTIFICATE(S) FOR EXCHANGE UNLESS AND UNTIL REQUESTED TO DO SO, AND THEN STOCK CERTIFICATES SHOULD BE SUBMITTED ONLY IN THE MANNER INSTRUCTED. STOCK CERTIFICATES SHOULD NOT BE SUBMITTED DIRECTLY TO NXU.

Certain Federal Income Tax Consequences of the Reverse Stock Split

The following summary describes, as of the date of this proxy statement/prospectus, certain U.S. federal income tax consequences of the reverse stock split to U.S. holders (as defined below) of Nxu common stock. This summary addresses the tax consequences only to a “U.S. holder,” which is a beneficial owner of Nxu common stock that, for U.S. federal income tax purposes, is:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) that has made a valid election under applicable Treasury regulations to be treated as a United States person.

This summary is based on the provisions of the Code, Treasury regulations, administrative rulings and judicial authority, all as in effect as of the date of this proxy statement/prospectus. Subsequent developments in U.S. federal income tax law, including changes in law or differing interpretations, which may be applied retroactively, could have a material effect on the U.S. federal income tax consequences of the reverse stock split. Verde and Nxu have not sought and will not seek any ruling from the IRS or opinion of counsel regarding the consequences of the reverse stock split to holders of Nxu common stock and, as a result, there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth herein.

This summary does not address all of the tax consequences that may be relevant to any particular U.S. holder, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors or the rules related to “qualified small business stock” within the meaning of Section 1202 of the Code. This summary also does not address the tax consequences to (i) U.S. holders that may be subject to special treatment under U.S. federal income tax law, such as banks, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, U.S. expatriates, U.S. holders subject to the alternative minimum tax, U.S. holders whose functional currency is not the U.S. dollar, partnerships or other pass-through entities, traders in securities that elect to mark to market and dealers in securities or currencies, (ii) U.S. holders that hold Nxu common stock as part of a position in a “straddle” or as part of a “hedging transaction,” “conversion transaction” or other integrated investment transaction for federal income tax purposes or (iii) U.S. holders that do not hold Nxu common stock as “capital assets” (generally, property held for investment). This summary does not address tax considerations arising under any state, local or foreign laws, or under federal estate or gift tax laws.

If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold our common stock, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the reverse stock split.

Each U.S. holder should consult his, her or its own tax advisors concerning the particular U.S. federal tax consequences of the proposed reverse stock split, as well as the consequences arising under the laws of any other taxing jurisdiction, including any foreign, state, or local income tax consequences.

General Tax Treatment of the Reverse Stock Split

If the proposed reverse stock split is effected, it is intended to qualify as a “reorganization” under Section 368 of the Code that should constitute a “recapitalization” for U.S. federal income tax purposes. Assuming the proposed reverse stock split qualifies as a reorganization, a U.S. holder generally is not expected to recognize gain or loss upon the exchange of Nxu common stock for a lesser number of shares of Nxu common stock, based upon the proposed reverse stock split ratio. A U.S. holder’s aggregate tax basis in the shares of Nxu common stock received pursuant to the proposed reverse stock split should equal such U.S. holder’s aggregate tax basis in the shares of Nxu common stock that such U.S. holder owned immediately prior to the proposed reverse stock split. The holding period for the shares of Nxu common stock received pursuant to the proposed reverse stock split should include the period during which a U.S. holder held the shares of Nxu common stock that were surrendered in the proposed reverse stock split. With respect to U.S. holders of shares of Nxu common stock acquired on different dates or at different prices, the Treasury regulations provide detailed rules for allocating the tax basis and holding period of the shares of Nxu common stock surrendered to the shares of Nxu common stock received pursuant to the reverse stock split. U.S. holders of shares of Nxu common stock acquired on different dates or at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

THE FOREGOING IS INTENDED ONLY AS A SUMMARY OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT AND DOES NOT CONSTITUTE A TAX OPINION. EACH U.S. HOLDER OF SHARES OF OUR COMMON STOCK SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE PROPOSED REVERSE STOCK SPLIT TO THEM AND FOR REFERENCE TO APPLICABLE PROVISIONS OF THE CODE.

Vote Required for Approval

This Reverse Stock Split Proposal requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” this proposal.

The approval of this Reverse Stock Split Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

Certain of Nxu’s stockholders have agreed to vote any shares of common stock owned by them in favor of the Charter Proposals, including this Reverse Stock Split Proposal. See “AGREEMENTS RELATED TO THE MERGER — Support Agreements — Nxu Support Agreement” for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of this Reverse Stock Split Proposal.

NXU’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE REVERSE STOCK SPLIT PROPOSAL.

PROPOSAL NO. 4 — THE BOARD CLASSIFICATION PROPOSAL

General

At the Nxu special meeting, Nxu stockholders will be asked to approve and adopt an amendment and restatement of the Nxu Charter that will, among other things, provide for the classification of the combined company’s board of directors into three classes of directors with staggered three-year terms of office.

The full text of the Proposed A&R Charter reflecting the proposed amendment and the other Charter Proposals is attached to this proxy statement/prospectus as Annex B.

The Nxu Charter currently provides that each of Nxu’s directors are to be elected or appointed for a term of office continuing until Nxu’s next annual meeting of stockholders and will hold office until his or her successor is elected and qualified, or until his or her earlier death, resignation, disqualification or removal from office. Delaware law provides that a corporation’s certificate of incorporation may provide for the staggering of the terms of its directors. If approved, this Board Classification Proposal would provide that the combined company’s directors be classified into three classes, as nearly equal in number as possible, with one class being elected each year at the combined company’s annual meeting of stockholders to serve a staggered three-year term. However, for the initial terms immediately following the division of the combined company’s board of directors into three classes, directors would be assigned initial terms of one, two or three years, as authorized by the combined company’s board of directors.

If the Board Classification Proposal is approved, it is anticipated that the three classes will initially consist of the following directors of the combined company:

•        Class I, comprised of Mark Adler and Jeffrey Brown (with their initial terms expiring at the combined company’s 2027 annual stockholder meeting and members of such class serving successive three-year terms thereafter);

•        Class II, comprised of Jessica Billingsley and Cuong Do (with their initial terms expiring at the combined company’s 2026 annual stockholder meeting and members of such class serving successive three-year terms thereafter); and

•        Class III, comprised of Brian Gordon and Michael Sherman (with their initial terms expiring at the combined company’s 2025 annual stockholder meeting and members of such class serving successive three-year terms thereafter).

To the extent the seventh board of directors seat remains vacant at the closing of the Merger, such vacancy is expected to be filled by the combined company’s board of directors at a later date, with such director being added to the class determined by the combined company’s board of directors at such time.

Reasons for the Proposal

The Nxu board of directors believes that the classification of the combined company board of directors will enhance the likelihood of continuity and stability in the composition of the combined company by ensuring that at any given time a majority of the directors will have prior experience with the combined company and be familiar with its business and operations, avoid costly takeover battles, reduce the combined company’s vulnerability to a hostile change of control and enhance the ability of the combined company to maximize stockholder value in connection with any unsolicited offer to acquire the combined company or change a majority of its board of directors.

Vote Required for Approval

This Board Classification Proposal requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” this proposal.

The approval of this Board Classification Proposal is conditioned on the approval of the Transaction Proposal, each of the other Charter Proposals, and the Equity Plan Proposal (or the waiver thereof in accordance with the terms of the Merger Agreement). If the Required Proposals are not approved, this Board Classification Proposal will have no effect, even if approved by Nxu stockholders.

Certain of Nxu’s stockholders have agreed to vote any shares of common stock owned by them in favor of the Charter Proposals, including this Board Classification Proposal. See “AGREEMENTS RELATED TO THE MERGER — Support Agreements — Nxu Support Agreement” for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of this Board Classification Proposal.

NXU’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE BOARD CLASSIFICATION PROPOSAL.

PROPOSAL NO. 5 — THE SUPERMAJORITY STOCKHOLDER VOTE PROPOSAL

General

At the Nxu special meeting, Nxu stockholders will be asked to approve and adopt an amendment and restatement of the Nxu Charter that will, among other things, provide that the affirmative vote of the holders of at least two-thirds of the voting power of the shares of capital stock of the combined company that would then be entitled to vote in the election of directors at an annual meeting of stockholders will be required for amendments to certain provisions of the Proposed A&R Charter relating to (i) among others, classification, election and term of the combined company board of directors, removal of directors from office, and filling vacancies on the combined company’s board of directors, and quorum for meetings of the combined company’s board of directors; (ii) elimination of action by written consent of stockholders of the combined company; and (iii) eligible persons to call special meetings of stockholders and business transacted at any special meeting of stockholders; and (iv) amendments to the provision governing the Nxu Bylaws.

Under the existing Nxu Charter, amendments to the Nxu Charter generally require the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of capital stock of Nxu entitled to vote thereon, voting together as a single class.

The full text of the Proposed A&R Charter reflecting the proposed amendment and the other Charter Proposals is attached to this proxy statement/prospectus as Annex B.

Reasons for the Proposal

The Nxu board of directors believes that supermajority voting requirements are appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. Nxu further believes that, going forward, a supermajority voting requirement encourages the person seeking control of the combined company to negotiate with the board of directors to reach terms that are appropriate for all stockholders. This provision prevents the arbitrary amendment of key provisions of the Proposed A&R Charter and prevents a simple majority of stockholders of the combined company from taking actions that may be harmful to other stockholders of the combined company or making changes to provisions that are intended to protect all stockholders of the combined company.

Vote Required for Approval

This Supermajority Stockholder Vote Proposal requires the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” this proposal.

The approval of this Supermajority Stockholder Vote Proposal is conditioned on the approval of the Transaction Proposal, each of the other Charter Proposals, and the Equity Plan Proposal (or the waiver thereof in accordance with the terms of the Merger Agreement). If the Required Proposals are not approved, this Supermajority Stockholder Vote Proposal will have no effect, even if approved by Nxu stockholders.

Certain of Nxu’s stockholders have agreed to vote any shares of common stock owned by them in favor of the Charter Proposals, including this Supermajority Stockholder Vote Proposal. See “AGREEMENTS RELATED TO THE MERGER — Support Agreements — Nxu Support Agreement” for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of this Supermajority Stockholder Vote Proposal.

NXU’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE SUPERMAJORITY STOCKHOLDER VOTE PROPOSAL.

PROPOSAL NO. 6 — THE DIRECTOR REMOVAL PROPOSAL

General

At the Nxu special meeting, Nxu stockholders will be asked to approve and adopt an amendment and restatement of the Nxu Charter that will, among other things, provide that stockholders may remove members of the combined company’s board of directors from office only for cause by the affirmative vote of holders of two-thirds of the voting power of the shares of capital stock of the combined company that would then be entitled to vote in the election of directors at an annual meeting of stockholders.

Under the existing Nxu Charter, members of the Nxu board of directors may be removed from office at any time with or without cause and for any or no reason by the affirmative vote of holders of two-thirds of the voting power of the shares of capital stock of Nxu that would then be entitled to vote in the election of directors at an annual meeting of stockholders.

The full text of the Proposed A&R Charter reflecting the proposed amendment and the other Charter Proposals is attached to this proxy statement/prospectus as Annex B.

Reasons for the Proposal

The Nxu board of directors believes that the extraordinary action of removing a director, or the entire combined company’s board of directors, for cause should not be taken without the approval of a substantial portion of the combined company’s voting power. Imposition of a two-thirds voting requirement for this action will ensure that any removal cannot be effected against the will of a substantial portion of stockholders. In reaching this conclusion, the Nxu board of directors was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of the combined company’s capital stock. Nxu further believes that, going forward, a supermajority voting requirement encourages persons seeking control of the combined company to negotiate with its board of directors to reach terms that are appropriate for all stockholders.

Vote Required for Approval

This Director Removal Proposal requires the affirmative vote of the holders of at least two-thirds of the voting power of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” this proposal.

The approval of this Director Removal Proposal is conditioned on the approval of the Transaction Proposal, each of the other Charter Proposals, and the Equity Plan Proposal (or the waiver thereof in accordance with the terms of the Merger Agreement). If the Required Proposals are not approved, this Director Removal Proposal will have no effect, even if approved by Nxu stockholders.

Certain of Nxu’s stockholders have agreed to vote any shares of common stock owned by them in favor of the Charter Proposals, including this Director Removal Proposal. See “AGREEMENTS RELATED TO THE MERGER — Support Agreements — Nxu Support Agreement” for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of this Director Removal Proposal.

NXU’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE DIRECTOR REMOVAL PROPOSAL.

PROPOSAL NO. 7 — THE OFFICER EXCULPATION PROPOSAL

General

At the Nxu special meeting, Nxu stockholders will be asked to approve and adopt an amendment and restatement of the Nxu Charter that will, among other things, provide for exculpation from personal liability for certain officers (as defined by the applicable provisions of the DGCL) of the combined company for certain claims of breach of the fiduciary duty of care, similar to the protections currently available to directors of the combined company.

The full text of the Proposed A&R Charter reflecting the proposed amendment and the other Charter Proposals is attached to this proxy statement/prospectus as Annex B.

After careful consideration, Nxu’s board of directors has determined that it is advisable and in the best interests of Nxu to provide for exculpation for certain officers of the combined company from personal liability for certain claims of breach of the duty of care, to the fullest extent permitted by Delaware law. This exculpation will not protect officers from liability for breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or any transaction from which the officer derived an improper personal benefit. Nor would this exculpation shield such officers from liability for claims brought by or in the right of the corporation, such as derivative claims. This amendment would retain the existing forum selection clause included in the current Nxu Charter.

Background

Nxu is incorporated in the State of Delaware and therefore subject to the DGCL. The DGCL permits Delaware corporations to limit or eliminate directors’ personal liability for monetary damages resulting from a breach of the fiduciary duty of care, subject to certain limitations such as prohibiting exculpation for intentional misconduct or knowing violations of the law. These provisions are referred to as “exculpatory provisions” or “exculpatory protections.” Similar exculpatory provisions for directors are currently included in the Nxu Charter. Effective August 1, 2022, the Delaware legislature amended Section 102(b)(7) of the DGCL to permit Delaware corporations to provide exculpatory protections for officers. This decision was due in part to the recognition that both officers and directors owe fiduciary duties to corporations, and yet only directors were protected by the exculpatory provisions. In addition, Delaware courts experienced an increase in litigation in which plaintiffs attempted to exploit the absence of protection for officers to prolong litigation and extract settlements from defendant corporations.

Conditions and Limitations to Exculpation under DGCL Section 102(b)(7)

As adopted, amended Section 102(b)(7) of the DGCL protects officers from personal monetary liability under limited circumstances:

•        Exculpation is only available for breaches of the fiduciary duty of care.

•        Exculpation is not available for breaches of the fiduciary duty of loyalty (which requires officers to act in good faith for the benefit of the corporation and its stockholders and not for personal gain).

•        Exculpation is not available for acts or omissions not in good faith or that involve intentional misconduct or knowing violations of the law. The protections of Section 102(b)(7) are limited to monetary damages only, so that claims against officers for equitable relief are available.

•        Exculpation is not available in connection with claims brought by the corporation itself or derivative claims brought by a stockholder on behalf of the corporation.

Under amended Section 102(b)(7) of the DGCL, the only officers of a corporation who are eligible for exculpation are (i) the corporation’s president, chief executive officer, chief operating officer, chief financial officer, chief legal officer, controller, treasurer or chief accounting officer, (ii) anyone identified as the corporation’s named executive officer in the corporation’s public filings with the SEC, or (iii) any other officer of the corporation who has consented to being identified as an officer for purposes of service of process in Delaware by written agreement, at any time during the course of conduct alleged in the action or proceeding to be wrongful.

Reasons for the Proposal

Nxu’s board of directors believes that eliminating personal monetary liability for officers under certain circumstances is reasonable and appropriate because the nature of the role of directors and officers often requires them to make decisions on crucial matters in time-sensitive situations, which can create substantial risk of investigations, claims, actions, suits or proceedings seeking to impose liability on the basis of hindsight, especially in the current litigious environment and regardless of merit. This amendment will better align the protections available to the combined company’s officers with those currently available to Nxu’s directors and avoid an emerging practice among plaintiff’s lawyers of adding officers to direct claims relating to the duty of care in mergers and acquisition-related and other litigation so that claims against the officers continue even when identical claims against directors are dismissed. Limiting concern about personal risk would empower both directors and officers to best exercise their business judgment in furtherance of stockholder interests without the distraction of potentially being subject to claims following actions taken in good faith.

Nxu’s board of directors also anticipates that similar exculpation provisions are likely to be adopted by Nxu’s peers and others with which Nxu competes for executive talent. As a result, officer exculpation provisions may become necessary for Delaware corporations to attract and retain experienced and qualified corporate officers. Further, Delaware corporations that fail to adopt officer exculpation provisions may experience a disproportionate amount of nuisance litigation and disproportionately increased costs in the form of increased director and officer liability insurance premiums, as well as diversion of management attention from the business of the corporation.

A Delaware corporation seeking to extend the benefits of the amended Section 102(b)(7) to its corporate officers must amend its certificate of incorporation, as the protections do not apply automatically and must be embedded in the corporation’s certificate of incorporation to be effective. Accordingly, the Nxu board of directors has determined it advisable and in the best interests of Nxu and its stockholders to seek stockholder approval of this Officer Exculpation Proposal.

Effect of the Officer Exculpation Proposal if Approved

This Officer Exculpation Proposal would provide for the elimination of personal monetary liability for certain officers only in connection with direct claims brought by stockholders, subject to the limitations described under the heading “Conditions and Limitations to Exculpation under DGCL Section 102(b)(7)” above. As is the case with directors under the Nxu Charter, this Officer Exculpation Proposal would not limit the liability of officers for any breach of the duty of loyalty to the combined company or the combined company’s stockholders, any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, or any transaction from which the officer derived an improper personal benefit.

Vote Required for Approval

This Officer Exculpation Proposal requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” this proposal.

The approval of this Officer Exculpation Proposal is conditioned on the approval of the Transaction Proposal, each of the other Charter Proposals, and the Equity Plan Proposal (or the waiver thereof in accordance with the terms of the Merger Agreement). If the Required Proposals are not approved, this Officer Exculpation Proposal will have no effect, even if approved by Nxu stockholders.

Certain of Nxu’s stockholders have agreed to vote any shares of common stock owned by them in favor of the Charter Proposals, including this Officer Exculpation Proposal. See “AGREEMENTS RELATED TO THE MERGER — Support Agreements — Nxu Support Agreement” for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of this Officer Exculpation Proposal.

NXU’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE OFFICER EXCULPATION PROPOSAL.

PROPOSAL NO. 8 — THE MISCELLANEOUS CHARTER PROPOSAL

General

At the Nxu special meeting, Nxu stockholders will be asked to approve an amendment and restatement of the Nxu Charter that will, among other things (i) update provisions governing indemnification and advancement provisions in the Nxu Charter and (ii) change the combined company’s name to “Verde Bioresins, Corp.”

The full text of the Proposed A&R Charter reflecting the proposed amendments pursuant to this Miscellaneous Charter Proposal is attached to this proxy statement/prospectus as Annex B.

Reasons for the Proposal

Article XI of the Nxu Charter currently provides that Nxu may indemnify, and advance expenses to, to the fullest extent permitted by law, any current or former directors, officers, employees and agents of Nxu and those serving in similar capacities at other entities at the request of Nxu who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, administrative or investigative. The Nxu board of directors has proposed to amend the Nxu Charter to, among other things, coordinate the Nxu Charter’s indemnification and advancement provisions with the indemnification and advancement provisions of the Nxu Bylaws and set forth procedures for the grant of indemnification and advancement of expenses. Further, pursuant to the Merger Agreement, the name of Nxu after the effective date of the Merger will become “Verde Bioresins, Corp.,” and an amendment to the Nxu Charter is required to effect the name change.

Vote Required for Approval

This Miscellaneous Charter Proposal requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” this proposal.

The approval of this Miscellaneous Charter Proposal is conditioned on the approval of the Transaction Proposal, each of the other Charter Proposals, and the Equity Plan Proposal (or the waiver thereof in accordance with the terms of the Merger Agreement). If the Required Proposals are not approved, this Miscellaneous Charter Proposal will have no effect, even if approved by Nxu stockholders.

Certain of Nxu’s stockholders have agreed to vote any shares of common stock owned by them in favor of the Charter Proposals, including this Miscellaneous Charter Proposal. See “AGREEMENTS RELATED TO THE MERGER — Support Agreements — Nxu Support Agreement” for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of this Miscellaneous Charter Proposal.

NXU’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE MISCELLANEOUS CHARTER PROPOSAL.

PROPOSAL NO. 9 — THE EQUITY PLAN PROPOSAL

Why Nxu, Inc. is Requesting Stockholder Approval of the 2025 Equity Incentive Plan

Nxu is asking its stockholders to approve the Verde Bioresins, Corp. 2025 Equity Incentive Plan, (the “2025 Incentive Plan”), a copy of which is attached as Annex C to this combined proxy statement/prospectus. The board of directors of Nxu believes that the success of the combined company after the Closing will depend, in large part, on its ability to attract, retain and motivate the best talent to advance the combined company’s business objectives, thereby creating value for all of the combined company’s stakeholders. Central to these objectives is the combined company’s equity-based compensation program. The board of directors of Nxu understands that equity compensation needs must be balanced against the dilutive effect of such programs on the combined company’s stockholders. To that end, and based on careful weighing of these considerations, as more fully described below, on January 7, 2025, the Nxu board of directors adopted and approved the 2025 Incentive Plan, subject to Nxu stockholder approval and the Closing. If approved by the stockholders of Nxu, the 2025 Incentive Plan will be effective upon the Closing. If the 2025 Incentive Plan is not approved by stockholders of Nxu, the 2025 Incentive Plan will not become effective and no awards will be granted thereunder. If approved and the Closing occurs, the combined company intends to register the additional shares reserved for issuance under the 2025 Incentive Plan by filing a Registration Statement on Form S-8 as soon as practicable following the Closing.

The 2025 Incentive Plan is intended to supersede and replace Nxu’s Amended 2023 Omnibus Plan (the “Current Plan”). If the stockholders of Nxu. approve the 2025 Incentive Plan, no further awards will be made under the Current Plan after the Closing, but awards previously granted under the Current Plan will remain outstanding in accordance with their terms until such awards granted under the Current Plan have been exercised, settled, forfeited or cancelled or have otherwise expired or terminated. If the stockholders do not approve the 2025 Incentive Plan, then the Current Plan will remain in effect pursuant to its existing terms until its expiration, and the combined company will consider other alternatives as a means of properly and competitively compensating the employees, directors and other service providers of the combined company, including potentially increasing the amount of cash used as compensation.

The 2025 Incentive Plan will allow the combined company to grant equity awards to its employees, non-employee directors, consultants, and advisors in order to recruit, incentivize, retain and reward those who are critical to the combined company’s future success. Subject to the adjustments in the event of stock splits and other similar events, awards may be made under the 2025 Incentive Plan for up to a number of shares of common stock equal to the sum of: (i) 10% of the total number of shares of combined company common stock that are issued and outstanding as of the Closing, (ii) such additional number of shares of combined company common stock as is equal to the sum of (x) the number of shares of common stock reserved for issuance under the Current Plan that remain available for grant under the Current Plan immediately prior to the Closing and (y) the number of shares of common stock subject to awards granted under the Current Plan, the Atlis Motor Vehicles, Inc. Employee Stock Option Plan, effective as of April 27, 2022 and amended from time to time (together with any predecessor plan) and the Atlis Motor Vehicles, Inc. Non-Employee Stock Option Plan, effective as of April 27, 2022 and amended from time to time (together with any predecessor plan) (collectively, the “Nxu Plans”) and the number of shares of common stock subject to the Verde options that are assumed and converted by Nxu at the First Merger Effective Time (the “Acquiror Options”) that are outstanding as of the Closing, which awards expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by the combined company at their original issuance price pursuant to a contractual repurchase right (subject, however, in the case of incentive stock options, to any limitations under the Code, and (iii) an annual increase to be added on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2026 and ending with the fiscal year ending December 31, 2035, equal to the lesser of 3% of the number of outstanding shares of combined company common stock on such date or an amount determined by the combined company’s board of directors. The 2025 Incentive Plan includes several features that are consistent with protecting the interests of the combined company’s stockholders and sound corporate governance practices, as described below.

The following table includes information, as of December 31, 2024, regarding all of Nxu’s outstanding equity awards under all of Nxu’s equity-based compensation plans and arrangements under which shares of common stock may be issued. This includes shares subject to outstanding awards under the Nxu Plans, and up to 40,811,075 shares available under the Current Plan for future awards that may be made between December 31, 2024 and the date of the Closing, before giving effect to the proposed reverse stock split. The following table also includes information, as of December 31, 2024 regarding the estimated number of shares of combined company common stock that will be subject to Acquiror Options following the Closing as a result of the assumption and conversion of Verde’s outstanding stock options in the Merger based on an assumed exchange ratio of 0.0069 and the anticipated number of shares of combined company common stock expected to be immediately available for issuance under the 2025 Incentive Plan, before giving effect to the proposed reverse stock split. The assumed number of shares expected to be immediately available for issuance under the 2025 Incentive Plan assumes that the number of shares of combined company common stock outstanding immediately following the Closing, before giving effect to the proposed reverse stock split and without regard to any future annual share increase, will be 677,445,553 (based on the number of shares of Nxu Class A common stock outstanding as of December 31, 2024). For the avoidance of doubt, the number set forth in the immediately preceding sentence excludes shares of Nxu Class A common stock issuable upon exercise of the PIPE Warrants (and therefore results in a lower number of assumed outstanding shares of combined company common stock than will actually be the case, given that the shares of combined company common stock outstanding will include such shares issuable upon exercise of the PIPE Warrants).

Number of outstanding stock options	860,522
Weighted average exercise price of outstanding stock options	$482.82
Weighted average remaining contractual term of outstanding stock options (years)	3.9
Number of combined company stock options expected to be outstanding immediately following the Closing (calculated based on shares outstanding as of December 31, 2024)	1,341,467
Number of outstanding restricted stock units	3,495,518
Shares available under the Current Plan for awards that Nxu may grant between December 31, 2024 and the Closing	40,811,075
New shares requested for approval pursuant to the 2025 Incentive Plan (without regard to any future annual share increase)	67,744,555
Estimated total number of shares available for the grant of new awards under all equity-based compensation plans, assuming stockholder approval of the 2025 Incentive Plan (without regard to any future annual share increase)	108,914,654
Number of shares of common stock expected to be outstanding immediately following the Closing (excluding shares of Nxu Class A common stock issuable upon exercise of the PIPE Warrants)	677,445,553

Nxu believes the proposed share pool under the 2025 Incentive Plan will allow the combined company to grant equity incentive awards to meet its hiring and retention needs in a highly competitive market.

For purposes of this Equity Plan Proposal and except where the context otherwise requires, the term (i) “combined company” and similar terms shall include Verde Bioresins, Corp. at and following the Closing, and any of its present or future parent or subsidiary corporations as defined in Sections 424(e) or (f) of the Code and any other business venture (including, without limitation, joint venture or limited liability company) in which the combined company has a controlling interest, as determined by the Board and (ii) “Board” shall mean the Verde Bioresins, Corp. board of directors at and following the Closing and the Compensation Committee of the Board or any similar committee or sub-committee or the Delegated Persons (as defined below) to the extent that the Board’s powers or authority under the 2025 Incentive Plan have been delegated to such committee, sub-committee or Delegated Persons, in accordance with the 2025 Incentive Plan.

The remainder of this Equity Plan Proposal includes:

•        Highlights of the 2025 Incentive Plan;

•        Reasons Why Stockholders Should Approve the 2025 Incentive Plan;

•        Information Regarding Overhang; and

•        Description of the 2025 Incentive Plan.

Highlights of the 2025 Incentive Plan

The 2025 Incentive Plan includes several features that are consistent with protecting the interests of the combined company’s stockholders and sound corporate governance practices. These features are highlighted below, and are more fully described in the summary of the 2025 Incentive Plan further below in this proposal as well as in the copy of the 2025 Incentive Plan attached as Annex C to this combined proxy statement/prospectus.

Clawback Policy.    In accepting an Award under the 2025 Incentive Plan, a participant agrees to be bound by any clawback policy that the combined company has in effect or may adopt in the future.

No Automatic Vesting of Awards on a Change in Control Event.    The 2025 Incentive Plan does not provide for the automatic vesting of awards in connection with a change in control event.

No Repricing of Awards.    The 2025 Incentive Plan prohibits the direct or indirect repricing of options or SARs without stockholder approval.

No Discounted Stock Options or SARs.    All options and SARs must have an exercise or measurement price that is at least equal to the fair market value of the underlying common stock on the date of grant.

No Reload Stock Options or SARs.    No options or SARs granted under the 2025 Incentive Plan may contain a provision entitling the award holder to the automatic grant of additional options or SARs in connection with any exercise of the original option or SAR.

No Dividend Equivalents on Stock Options or SARs.    No options or SARs granted under the 2025 Incentive Plan may provide for the payment or accrual of dividend equivalents.

Dividends and Dividend Equivalents on Restricted Stock, Restricted Stock Units and Other-Stock Based Awards Not Paid Until Award Vests.    Any dividends or dividend equivalents paid with respect to restricted stock, restricted stock units or other stock-based awards will be subject to the same restrictions on transfer and forfeitability as the award with respect to which they are paid.

Material Amendments Require Stockholder Approval.    Stockholder approval is required prior to an amendment of the 2025 Incentive Plan that would (i) materially increase the number of shares authorized (other than as provided under the 2025 Incentive Plan with respect to the annual increase described above and certain corporate events or substitute awards), (ii) expand the types of awards that may be granted, or (iii) materially expand the class of participants eligible to participate.

Reasons Why Stockholders Should Approve the 2025 Incentive Plan

Incentivizes, Retains and Motivates Talent.    It is critical to the combined company’s success that the combined company incentivize, retain and motivate the best talent in what is a tremendously competitive labor market. The combined company’s equity-based compensation program will be a key component in the combined company’s ability to pay market-competitive compensation to its employees.

Aligns with Pay-for-Performance Compensation Philosophy.    The combined company believes that equity-based compensation is inherently performance-based. As the value of the combined company’s stock appreciates, 2025 Incentive Plan participants receive greater compensation at the same time that its stockholders are receiving a greater return on their investment. Conversely, if the stock price does not appreciate following the grant of an equity award, then 2025 Incentive Plan participants would not receive any compensation in respect of options and stock appreciation rights (“SARs”), and would receive lower compensation than intended in respect of restricted stock and restricted stock units (“RSUs”).

Aligns Participant Interests with Stockholder Interests.    Providing participants with compensation in the form of equity directly aligns the interests of those participants with the interests of the combined company’s stockholders. If the 2025 Incentive Plan is approved by stockholders of Nxu, the combined company will be able to grant equity-based incentives that foster this alignment between 2025 Incentive Plan participants and the combined company’s stockholders.

Consistent with Stockholder Interests and Sound Corporate Governance.    As described under the heading “Highlights of the 2025 Incentive Plan” and more thoroughly below, the 2025 Incentive Plan was purposefully designed to include features that are consistent with the interests of the combined company’s stockholders and sound corporate governance practices.

Information Regarding Overhang

In developing the share request for the 2025 Incentive Plan and analyzing the impact of utilizing equity as a means of compensation on the combined company’s stockholders, the combined company’s estimated “overhang” was considered. Overhang is a measure of potential dilution, which the combined company defines as the sum of (i) the total number of shares underlying all equity awards outstanding and (ii) the total number of shares available for future award grants, divided by the number of shares of common stock outstanding. Before giving effect to the reverse stock split and assuming that (i) the number of shares subject to outstanding options immediately following the Closing, including Acquiror Options, will be 1,341,467, (ii) that no other equity awards will be outstanding immediately following the Closing, (iii) that the number of shares that will be immediately available for issuance under the 2025 Incentive Plan will be 108,914,654, and (iv) that there will be 677,445,553 shares of combined company common stock outstanding, the combined company’s estimated overhang immediately following the Closing would be 16.28%. The overhang figures above do not reflect any evergreen increases that may occur in future years.

Description of the 2025 Incentive Plan

The following is a brief summary of the 2025 Incentive Plan which is qualified in its entirety by reference to the 2025 Incentive Plan. A copy of the 2025 Incentive Plan is attached to this combined proxy statement/prospectus as Annex C.

Types of Awards; Shares Available for Awards; Share Counting Rules

The 2025 Incentive Plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Code, nonstatutory stock options, SARs, restricted stock, RSUs and other stock-based awards, as described below (collectively, “awards”).

Subject to adjustment in the event of stock splits, stock dividends and other similar events, awards may be made under the 2025 Incentive Plan for up to the number of shares of combined company common stock that is equal to (i) 10% of the total number of shares of combined company common stock that are issued and outstanding as of the Closing, (ii) such additional number of shares of combined company common stock equal to the sum of (x) the number of shares of common stock reserved for issuance under the Current Plan that remain available for grant under the Current Plan immediately prior to the Closing and (y) the number of shares of common stock subject to awards granted under the Nxu Plans and the number of shares of common stock subject to the Acquiror Options that are outstanding as of the Closing which awards expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by the combined company at their original issuance price pursuant to a contractual repurchase right (subject, however, in the case of incentive stock options, to any limitations under the Code), and (iii) an annual increase to be added on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2026 and ending with the fiscal year ending December 31, 2035, equal to the lesser of 3% of the number of outstanding shares of combined company common stock on such date or an amount determined by the Board (the “Share Reserve”). Subject to adjustment in the event of stock splits, stock dividends and other similar events, up to 1,000,000,000 shares of combined company common stock available for issuance under the 2025 Incentive Plan may be issued as incentive stock options.

For purposes of counting the number of shares available for the grant of awards under the 2025 Incentive Plan, all shares of combined company common stock covered by SARs shall be counted against the number of shares available for the grant of awards under the 2025 Incentive Plan. However, awards that may be settled only in cash will not be so counted. In addition, if the combined company grants a SAR in tandem with an option for the same number of shares of combined company common stock and provides that only one such award may be exercised (a “tandem SAR”), only the shares covered by the option, and not the shares covered by the tandem SAR, will be so counted, and the expiration of one in connection with the other’s exercise will not restore shares to the 2025 Incentive Plan.

Shares covered by awards under the 2025 Incentive Plan that expire or are terminated, surrendered, or cancelled without having been fully exercised or are forfeited in whole or in part (including as the result of shares subject to such award being repurchased by the combined company at the original issuance price pursuant to a contractual repurchase right) or that result in any shares not being issued (including as a result of an award being settled in cash rather than stock) will again be available for the grant of awards under the 2025 Incentive Plan (subject, in the case of incentive stock options, to any limitations under the Code). In the case of the exercise of a SAR, the number of shares counted against the shares available for the grant of awards under the 2025 Incentive Plan will be the full number of shares subject to the SAR multiplied by the percentage of the SAR actually exercised, regardless of the number of shares actually used to settle the SAR upon exercise, and the shares covered by a tandem SAR will not again become available for grant upon the expiration or termination of the tandem SAR.

Shares of combined company common stock that are delivered (by actual delivery, attestation, or net exercise) to the combined company by a participant to purchase shares of combined company common stock upon exercise of an award or to satisfy tax withholding obligations (including shares retained from the award creating the tax obligation) will be added back to the number of shares available for the future grant of awards under the 2025 Incentive Plan.

In connection with a merger or consolidation of an entity with the combined company or the combined company’s acquisition of property or stock of an entity, the Board may grant awards under the 2025 Incentive Plan in substitution for any options or other stock or stock-based awards granted by such entity or an affiliate thereof on such terms as the Board determines appropriate in the circumstances, notwithstanding any limitation on awards contained in the 2025 Incentive Plan. No such substitute awards shall count against the Share Reserve, or any sublimit, contained in the 2025 Incentive Plan, except as required by reason of Section 422 and related provisions of the Code.

Descriptions of Awards

Options.    A participant who is awarded an option receives the right to purchase a specified number of shares of combined company common stock at a specified exercise price and subject to the other terms and conditions that are specified in connection with the award agreement. An option that is not intended to be an “incentive stock option” is a “nonstatutory stock option.” Options may not be granted at an exercise price that is less than 100% of the fair market value of the combined company common stock on the date of grant. If the Board approves the grant of an option with an exercise price to be determined on a future date, the exercise price may not be less than 100% of the fair market value of the combined company common stock on that future date. Under present law, incentive stock options may not be granted at an exercise price less than 110% of the fair market value in the case of stock options granted to participants who hold more than 10% of the total combined voting power of all classes of the combined company’s stock or any of the combined company’s subsidiaries. Under the terms of the 2025 Incentive Plan, options may not be granted for a term in excess of ten years (and, under present law, five years in the case of incentive stock options granted to participants who hold greater than 10% of the total combined voting power of all classes of the combined company’s stock or any of the combined company’s subsidiaries).

The 2025 Incentive Plan permits participants to pay the exercise price of options using one or more of the following manners of payment: (i) payment by cash or by check, (ii) except as may otherwise be provided in the applicable award agreement or approved by the Board, in connection with a “cashless exercise” through a broker, (iii) to the extent provided in the applicable award agreement or approved by the Board, and subject to certain conditions, by delivery to the combined company (either by actual delivery or attestation) of shares of combined company common stock owned by the participant valued at their fair market value, (iv) to the extent provided in an applicable nonstatutory stock option award agreement or approved by the Board, by delivery of a notice of “net exercise” as a result of which the combined company will retain a number of shares of combined company common stock otherwise issuable pursuant to the stock option equal to the aggregate exercise price for the portion of the option being exercised divided by the fair market value of the combined company common stock on the date of exercise, (v) to the extent permitted by applicable law and provided for in the applicable award agreement or approved by the Board, by any other lawful means, or (vi) to the extent provided for in the applicable option agreement or approved by the Board, by any combination of these forms of payment. No option granted under the 2025 Incentive Plan may contain a provision entitling the participant to the automatic grant of additional options in connection with any exercise of the original option. No options granted under the 2025 Incentive Plan may provide for the payment or accrual of dividend equivalents.

Stock Appreciation Rights.    A participant who is awarded a SAR receives, upon exercise, a number of shares of combined company common stock, or cash (or a combination of shares of combined company common stock and cash) determined by reference to appreciation, from and after the date of grant, in the fair market value of a share of combined company common stock over the measurement price. The 2025 Incentive Plan provides that the measurement price of a SAR may not be less than 100% of the fair market value of a share of combined company common stock on the date the SAR is granted (provided, however, that if the Board approves the grant of a SAR effective as of a future date, the measurement price shall not be less than 100% of the fair market value on such future date) and that SARs may not be granted with a term in excess of 10 years. No SARs granted under the 2025 Incentive Plan may contain a provision entitling the participant to the automatic grant of additional SARs in connection with any exercise of the original SAR. No SARs granted under the 2025 Incentive Plan may provide for the payment or accrual of dividend equivalents.

Limitation on Repricing of Options or SARs.    With respect to options and SARs, unless such action is approved by stockholders or otherwise permitted under the terms of the 2025 Incentive Plan in connection with certain changes in capitalization and reorganization events, the combined company may not (i) amend any outstanding option or SAR granted under the 2025 Incentive Plan to provide an exercise price or measurement price per share that is lower than the then-current exercise price or measurement price per share of such outstanding option or SAR, (ii) cancel any outstanding option or SAR (whether or not granted under the 2025 Incentive Plan) and grant in substitution for the canceled award, new awards under the 2025 Incentive Plan (other than certain substitute awards issued in connection with a merger or consolidation of an entity with the combined company or an acquisition by the combined company, described above) covering the same or a different number of shares of combined company common stock and having an exercise price or measurement price per share lower than the then-current exercise price or measurement price per share of the cancelled option or SAR, (iii) cancel in exchange for a cash payment any outstanding option or SAR with an exercise price or measurement price per share above the then-current fair market value of combined company common stock, or (iv) take any other action under the 2025 Incentive Plan that constitutes a “repricing” within the meaning of the rules of the Nasdaq Stock Market or any other exchange or marketplace on which the combined company’s stock is listed or traded.

Restricted Stock Awards.    A participant who is granted a restricted stock award is entitled to acquire shares of combined company common stock subject to the combined company’s right to repurchase all or part of such shares at their issue price or other stated or formula price (or to require forfeiture of such shares if issued at no cost) in the event that the conditions specified in the applicable award are not satisfied prior to the end of the applicable restriction period established for such award. Any dividends (whether paid in cash, stock or property) declared and paid by the combined company with respect to shares of restricted stock will be paid to the participant only if and when such shares become free from the restrictions on transferability and forfeitability that apply to such shares. No interest will be paid on unvested dividends.

Restricted Stock Unit Awards.    A participant who is granted an RSU award is entitled to receive shares of combined company common stock, or cash equal to the fair market value of such shares or a combination thereof, to be delivered at the time the award vests or on a deferred basis pursuant to the terms and conditions established by the Board. The Board may provide that settlement of RSUs will be deferred, on a mandatory basis or at the election of the participant, in a manner that complies with Section 409A of the Code. A participant has no voting rights with respect to any RSU. An RSU award agreement may provide the applicable participant with the right to receive an amount equal to any dividends or other distributions declared and paid on an equal number of outstanding shares of combined company common stock. Any such dividend equivalents may be settled in cash and/or shares of combined company common stock and will be subject to the same restrictions on transfer and forfeitability as the RSUs with respect to which such dividend equivalents are awarded. No interest will be paid on dividend equivalents.

Other Stock-Based Awards.    Under the 2025 Incentive Plan, the Board may grant other awards of shares of combined company common stock, and other awards that are valued in whole or in part by reference to, or are otherwise based on, shares of combined company common stock or other property, having such terms and conditions as the Board may determine. These types of awards are referred to in this combined proxy statement/prospectus as “other stock-based awards.” Other stock-based awards may be available as a form of payment in settlement of other awards granted under the 2025 Incentive Plan or as payment in lieu of, or in satisfaction of, compensation to which a participant is otherwise entitled. Other stock-based awards may be paid in shares of combined company common stock or in cash, as the Board may determine. The award agreement of another stock-based award may provide the participant who receives the other stock-based award with the right to receive dividend equivalents. Dividend equivalents may be settled in cash and/or shares of combined company common stock and will be subject to the same restrictions on transfer and forfeitability as the other stock-based award with respect to which they are awarded. No interest will be paid on dividend equivalents.

Eligibility to Receive Awards

As of December 31, 2024, approximately five (5) persons would have been eligible to receive awards under the 2025 Incentive Plan, including two (2) of the combined company’s named executive officers (the “NEOs”), no other executive officers who are not NEOs, no employees of the combined company (excluding NEOs and other executive officers), and three (3) consultants, advisors and other service providers to the combined company. Incentive stock options may only be granted to employees of the combined company or of a present or future parent or subsidiary corporation as defined in Sections 424(e) or (f) of the Code, and employees of any other entities the employees of which are eligible to receive incentive stock options under the Code.

On January 23, 2025, the reported sale price of Nxu’s common stock on the Nasdaq Capital Market was $0.5533.

Transferability of Awards

Awards may not be sold, assigned, transferred, pledged or otherwise encumbered by a participant, either voluntarily or by operation of law, except by will or the laws of descent and distribution or, other than in the case of an incentive stock option, pursuant to a qualified domestic relations order. During the life of the participant, awards are exercisable only by the participant. However, except with respect to awards that are subject to Section 409A of the Code and incentive stock options, the Board may permit or provide in an award for the gratuitous transfer of the award by the participant to or for the benefit of any immediate family member, family trust or other entity established for the benefit of the participant and/or an immediate family member of the participant if the combined company would be eligible to use a Form S-8 under the Securities Act for the registration of the sale of combined company common stock subject to such award to the proposed transferee. Further, the combined company is not required to recognize any such permitted transfer until such time as the permitted transferee has, as a condition to the transfer, delivered to the combined company a written instrument in form and substance satisfactory to the combined company confirming that such transferee will be bound by all of the terms and conditions of the award. None of the restrictions described in this paragraph prohibit a transfer from the participant to the combined company.

No Rights as a Stockholder

No participant or designated beneficiary shall have any rights as a stockholder with respect to any shares of combined company common stock to be distributed with respect to an award granted under the 2025 Incentive Plan until becoming a record holder of such shares, subject to the terms of an award agreement.

Clawback

In accepting an award under the 2025 Incentive Plan, a participant agrees to be bound by any clawback policy that the combined company has in effect or may adopt and/or amend from time to time to comply with appliable laws (including without limitation pursuant to the listing standards of any national securities exchange or association on which the combined company’s securities are listed or as may be required by the Dodd-Frank Wall Street Reform and Consumer Protection Act). A participant further agrees to promptly take any action necessary to effectuate any forfeiture or reimbursement that may be required by such clawback policy.

New Plan Benefits

No awards have been previously granted under the 2025 Incentive Plan as of the date hereof and no awards have been granted under the 2025 Incentive Plan subject to stockholder approval of the 2025 Incentive Plan. Except as described below with respect to equity awards expected to be made under the 2025 Incentive Plan to the combined company’s non-employee directors, the awards that are to be granted to any particular group of participants are indeterminable at the date of this combined proxy statement/prospectus because participation and the types of awards that may be granted under the 2025 Incentive Plan are subject to the discretion of the Board. The combined company anticipates adopting a non-employee director compensation policy that will become effective as of the Closing. Under the non-employee director compensation policy, it is expected that the combined company will be obligated to grant each of its non-employee directors an initial equity award under the 2025 Incentive Plan in the form of options with a value of $150,000 (based on grant-date fair value) upon a director’s initial election or appointment to the combined company’s board of directors. It is also expected that, under the combined company’s non-employee director compensation policy, on the date of each annual meeting the Company shall be obligated to grant each non-employee director who has not received an initial equity award within the 12-month period preceding the date of the annual meeting and who is then serving on the combined company’s board of directors, an annual equity award under the 2025 Incentive Plan in the form of options with a value of $150,000 (based on grant-date fair value).

Name and Position	Dollar Value	Number of Shares of Common Stock Underlying Option Awards
Joseph Paolucci, Chief Executive Officer	—	—
Brian Gordon, President and Chief Operating Officer and Director	—	—
All Current Executive Officers as a Group	—	—
All Current Directors who are not Executive Officers as a Group(1)	$750,000
All Employees, including all Current Executive Officers who are not Executive Officers, as a Group	—	—
Each associate of any Director, Executive Officer, or Nominee for Director	—	—

____________

(1)      Represents (i) the initial stock option award to purchase shares of the combined company’s common stock expected to be granted under the 2025 Incentive Plan in 2025 to each of Mark Adler, Jeffrey Brown, Cuong Do, and Michael Sherman, and (ii) the annual stock option award to purchase shares of the combined company’s common stock expected to be granted under the 2025 Incentive Plan in 2025 to Jessica Billingsley. Under the non-employee director compensation policy, it is expected that each non-employee director will receive, upon his or her initial election or appointment to the combined company’s board of directors, an initial equity award under the 2025 Incentive Plan in the form of options with a value of $150,000. In addition, under the non-employee director compensation policy, it is expected that on the date of the annual meeting of stockholders, each non-employee director then serving on the combined company’s board of directors who has not received an initial equity award within the 12-month period preceding the date of the annual meeting of stockholders will receive an annual equity award under the 2025 Incentive Plan in the form of options with a value of $150,000. The value of a stock option to be granted under the non-employee director compensation policy will be determined using the same method that Verde uses to calculate the grant-date fair value of stock options included in Verde’s financial statements included elsewhere in this proxy statement/prospectus. Excludes (i) equity awards that the non-employee directors will be entitled to receive under the non-employee director compensation policy for subsequent years following 2025 and (ii) any discretionary awards that any non-employee director may be awarded under the 2025 Incentive Plan.

Administration

The 2025 Incentive Plan will be administered by the Board. The Board has the authority to grant awards and to adopt, amend and repeal the administrative rules, guidelines and practices relating to the 2025 Incentive Plan that it deems advisable and to construe and interpret the provisions of the 2025 Incentive Plan and any award agreements entered into under the 2025 Incentive Plan. The Board may correct any defect, supply any omission or reconcile any inconsistency in the 2025 Incentive Plan or any award. All actions and decisions by the Board with respect to the 2025 Incentive Plan and any awards made under the 2025 Incentive Plan will be made in the Board’s discretion and will be final and binding on all persons having or claiming any interest in the 2025 Incentive Plan or in any award.

Pursuant to the terms of the 2025 Incentive Plan, the Board may delegate any or all of its powers under the 2025 Incentive Plan to one or more committees or subcommittees of the Board. The combined company expects that the Compensation Committee of the Board will administer certain aspects of the 2025 Incentive Plan.

Subject to any requirements of applicable law, the Board may, by resolution, delegate to one or more persons (including officers) or bodies (such persons or bodies, the “Delegated Persons”) the power to grant awards (subject to any limitations under the 2025 Incentive Plan) to eligible service providers of the combined company and to exercise such other powers under the 2025 Incentive Plan as the Board may determine. In delegating the power to grant awards, the Board must fix (i) the maximum number of shares that may be issued pursuant to such resolution (which number shall include, for the avoidance of doubt, the maximum number of shares issuable upon exercise or settlement of those awards), (ii) the time period during which those awards, and during which the shares issuable upon exercise of those awards, may be issued, and (iii) the minimum consideration (if any) for which those awards may be issued, and the minimum consideration for the shares issuable upon exercise of those awards. No Delegated Person may be authorized to grant awards to itself or to any “executive officer” (as defined by Rule 3b-7 under the Exchange Act), or to any “officer” (as defined by Rule 16a-1(f) under the Exchange Act).

Subject to applicable limitations contained in the 2025 Incentive Plan, the Board, the Compensation Committee of the Board, or any other committee or subcommittee or Delegated Person to whom the Board has delegated authority pursuant to the 2025 Incentive Plan, as the case may be, selects the recipients of awards and determines (i) the number of shares of combined company common stock, cash or other consideration covered by awards and the terms and conditions of such awards, including the dates upon which such awards become exercisable or otherwise vest, (ii) the exercise or measurement price of awards, if any, and (iii) the duration of awards.

Except as otherwise provided in the 2025 Incentive Plan, each award under the 2025 Incentive Plan may be made alone or in addition or in relation to any other award. The terms of each award need not be identical, and the Board need not treat participants uniformly. The Board will determine the effect on an award of the disability, death, termination or other cessation of employment or service, authorized leave of absence or other change in the employment or other service status of a participant, and the extent to which, and the period during which, the participant (or the participant’s legal representative, conservator, guardian or designated beneficiary) may exercise rights or receive any benefits under an award.

The Board may at any time provide that any award will become immediately exercisable in whole or in part, free from some or all restrictions or conditions or otherwise realizable in whole or in part, as the case may be.

In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of combined company common stock, other than an ordinary cash dividend, the combined company is required to make equitable adjustments (or make substituted awards, as applicable), in the manner determined by the Board, to (i) the number and class of shares available under the 2025 Incentive Plan, and the number and class of shares available for issuance under the 2025 Incentive Plan that may be issued as incentive stock options, (ii) the share counting rules set forth in the 2025 Incentive Plan, (iii) the number, class, exercise, measurement or purchase price and any other per share related provisions of shares subject to each outstanding award, and (iv) any performance goals applicable to an award. In the event the combined company effects a split of combined company common stock by means of a stock dividend and the exercise price of and the number of shares subject to an outstanding option are adjusted as of the date of the distribution of the dividend (rather than as of the record date for such dividend), then a participant who exercises an option between the record date and the distribution date for such stock dividend shall be entitled to receive, on the distribution date, the stock dividend with respect to the shares of combined company common stock acquired upon such option exercise, notwithstanding the fact that such shares were not outstanding as of the close of business on the record date for such stock dividend.

The combined company will indemnify and hold harmless each director, officer, employee or agent to whom any duty or power relating to the administration or interpretation of the 2025 Incentive Plan has been or will be delegated against any cost or expense (including attorneys’ fees) or liability (including any sum paid in settlement of a claim with the Board’s approval) arising out of any act or omission to act concerning the 2025 Incentive Plan unless arising out of such person’s own fraud or bad faith.

Amendment of Awards.    Except as otherwise provided under the 2025 Incentive Plan with respect to repricing outstanding stock options or SARs and with respect to actions requiring stockholder approval, the Board may amend, modify or terminate any outstanding award, including but not limited to, substituting for an award another award of the same or a different type, changing the date of exercise or realization, and converting an incentive stock option to a nonstatutory stock option, provided that the participant’s consent to any such action will be required unless the Board determines that the action, taking into account any related action, does not materially and adversely affect the participant’s rights under the 2025 Incentive Plan or the change is otherwise permitted under the terms of the Incentive Plan in connection with certain corporate events.

Reorganization Events

The 2025 Incentive Plan contains provisions addressing the consequences of any reorganization event. A reorganization event is defined under the 2025 Incentive Plan as (i) any merger or consolidation of the combined company with or into another entity as a result of which all combined company common stock is converted into or exchanged for the right to receive cash, securities or other property, or is cancelled, (ii) any transfer or disposition of all combined company common stock for cash, securities or other property pursuant to a share exchange or other transaction or (iii) the liquidation or dissolution of the combined company.

Provisions Applicable to Awards Other than Restricted Stock.    Under the 2025 Incentive Plan, if a reorganization event occurs, the Board may take any one or more of the following actions as to all or any (or any portion of) outstanding awards other than restricted stock on such terms as the Board determines (except to the extent specifically provided otherwise in an applicable award agreement, another agreement between a participant and the combined company or another combined company plan): (i) provide that awards shall be assumed, or substantially equivalent awards shall be substituted, by the acquiring or succeeding corporation (or an affiliate of the acquiring or succeeding corporation), (ii) upon written notice to a participant, provide that unvested awards will be forfeited immediately before the reorganization event and/or that unexercised awards will terminate immediately prior to the consummation of such reorganization event unless exercised by the participant (to the extent then exercisable) within a specified period following the date of such notice, (iii) provide that awards shall become exercisable, realizable, or deliverable, or restrictions applicable to an award shall lapse, in whole or in part prior to or upon such reorganization event, (iv) make or provide for a payment, in such form (which may include, without limitation, cash, cash equivalents, and/or securities of the acquiring or succeeding corporation (or an affiliate thereof)) as may be determined by the Board to participants with respect an award held by a participant equal in value to (I) the number of shares of combined company common stock subject to the vested portion of the award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganization event) multiplied by (II) the excess, if any, of (A) the amount of cash and/or value, as determined by the Board in its discretion, of any non-cash consideration per share of combined company common stock to be received by holders of combined company common stock as a result of the reorganization event, which we refer to in this combined proxy statement/prospectus as the Acquisition Price, over (B) the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of such award, provided, that any escrow, holdback, earn out or similar provisions in the definitive agreement governing the reorganization event may, as determined by the Board, apply to such payment to the same extent and in the same manner as such provisions apply to holders of combined company common stock, and that if the Acquisition Price does not exceed the exercise price of the award, then the award will be cancelled without any payment of consideration, (v) provide that, in connection with the liquidation or dissolution of the combined company, awards will convert into the right to receive liquidation proceeds (if applicable, net of the exercise, measurement or purchase price thereof and any applicable tax withholdings) and (vi) any combination of the foregoing.

The Board is not obligated to treat all awards, all awards held by a participant, or all awards of the same type, identically. Certain RSU awards that are subject to Section 409A of the Code will be settled in accordance with the terms of the applicable award agreement or as otherwise specified in the 2025 Incentive Plan. The Board, with reasonable notice to participants holding options or SARs, may impose a limitation on the ability of these participants to exercise their awards for the minimum number of days prior to the closing of the reorganization event as is reasonably necessary to facilitate the orderly closing of the reorganization event.

Provisions Applicable to Restricted Stock.    Upon the occurrence of a reorganization event other than liquidation or dissolution of the combined company, the combined company’s repurchase and other rights with respect to outstanding restricted stock will inure to the benefit of the combined company’s successor and will, unless the Board determines otherwise, apply to the cash, securities or other property which the combined company common stock was converted into or exchanged for pursuant to such reorganization event in the same manner and to the same extent as they applied to such restricted stock. However, the Board may either provide for termination or deemed satisfaction of such repurchase or other rights under the instrument evidencing any restricted stock or any other agreement between a participant and the combined company, either initially or by amendment or provide for forfeiture of such restricted stock if issued at no cost. Upon the occurrence of a reorganization event involving the liquidation or dissolution of the combined company, except to the extent specifically provided to the contrary in the instrument evidencing any award of restricted stock or any other agreement between the participant and the combined company, all restrictions and conditions on all restricted stock then outstanding shall automatically be deemed terminated or satisfied.

Provisions for Foreign Participants

The Board may establish one or more sub-plans under the 2025 Incentive Plan to satisfy applicable securities, tax or other laws of various jurisdictions. The Board will establish such sub-plans by adopting supplements to the 2025 Incentive Plan containing any limitations on the Board’s discretion under the 2025 Incentive Plan and any additional terms and conditions not otherwise inconsistent with the 2025 Incentive Plan as the Board deems necessary or desirable. All supplements adopted by the Board will be deemed to be part of the 2025 Incentive Plan, but each supplement will only apply to participants within the affected jurisdiction.

Withholding

The participant must satisfy all applicable federal, state, and local or other income and employment tax withholding obligations before the combined company will deliver stock certificates or otherwise recognize ownership of combined company common stock under an award. The combined company may elect to satisfy the withholding obligations through additional withholding on salary or wages. If the combined company elects not to or cannot withhold from other compensation, the participant must pay the combined company the full amount, if any, required for withholding or have a broker tender to the combined company cash equal to the withholding obligations. Payment of withholding obligations is due before the combined company will issue any shares on exercise, vesting or release from forfeiture of an award or at the same time as payment of the exercise or purchase price, unless the combined company determines otherwise. If provided for in an award or approved by the Board, a participant may satisfy the tax obligations in whole or in part by delivery (either by actual delivery or attestation) of shares of combined company common stock, including shares retained from the award creating the tax obligation, valued at their fair market value. However, except as otherwise provided by the Board, the total tax withholding where stock is being used to satisfy such tax obligations cannot exceed the combined company’s minimum statutory withholding obligations (based on minimum statutory withholding rates for federal, state and local tax purposes, including payroll taxes, that are applicable to such supplemental taxable income), except that, to the extent that the combined company is able to retain shares of combined company common stock having a fair market value that exceeds the statutory minimum applicable withholding tax without financial accounting implications or the combined company is withholding in a jurisdiction that does not have a statutory minimum withholding tax, the combined company may retain such number of shares (up to the number of shares having a fair market value equal to the maximum individual statutory rate of tax) as the combined company shall determine to be necessary to satisfy the tax liability associated with any award. Shares used to satisfy tax withholding requirements cannot be subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements.

Amendment or Termination

If Nxu receives stockholder approval of the 2025 Incentive Plan, no award may be granted under the 2025 Incentive Plan after the expiration of ten years from the date of the Closing, but awards previously granted may extend beyond that date. The Board may amend, suspend or terminate the 2025 Incentive Plan or any portion of the 2025 Incentive Plan at any time, except that no amendment that would require stockholder approval under the rules of the national securities exchange on which the combined company maintains its primary listing may be made effective unless and until such amendment has been approved by the combined company’s stockholders. If at any time the approval of the combined company’s stockholders is required as to any other modification or amendment under Section 422 of the Code or any successor provision with respect to incentive stock options, the Board may not effect such modification or amendment without such approval. Unless otherwise specified in the amendment, any amendment to the 2025 Incentive Plan adopted in accordance with the procedures described above will apply to, and be binding on the holders of, all awards outstanding under the 2025 Incentive Plan at the time the amendment is adopted, provided that the Board determines that such amendment, taking into account any related action, does not materially and adversely affect the rights of participants under the 2025 Incentive Plan. No award will be made that is conditioned on stockholder approval of any amendment to the 2025 Incentive Plan unless the award provides that (i) it will terminate or be forfeited if stockholder approval of such amendment is not obtained within no more than 12 months from the date the award was granted and (ii) it may not be exercised or settled (or otherwise result in the issuance of shares of combined company common stock) prior to the receipt of such stockholder approval.

If stockholders do not approve the 2025 Incentive Plan, the 2025 Incentive Plan will not go into effect, and the combined company will not grant any awards under the 2025 Incentive Plan. In this event, the Board will consider whether to adopt alternative arrangements based on its assessment of the combined company’s needs.

Federal Income Tax Consequences

The following is a summary of the United States federal income tax consequences that generally will arise with respect to awards granted under the 2025 Incentive Plan. This summary is based on the federal tax laws in effect as of the date of this combined proxy statement/prospectus. In addition, this summary assumes that all awards are exempt from, or comply with, the rules under Section 409A of the Code regarding nonqualified deferred compensation. Changes to these laws could alter the tax consequences described below.

Incentive Stock Options.    A participant will not have income upon the grant of an incentive stock option. Also, except as described below, a participant will not have income upon exercise of an incentive stock option if the participant has been employed by the combined company or its corporate parent or 50% or majority-owned corporate subsidiary at all times beginning with the option grant date and ending three months before the date the participant exercises the option. If the participant has not been so employed during that time, then the participant will be taxed as described below under “Nonstatutory Stock Options.” The exercise of an incentive stock option may subject the participant to the alternative minimum tax.

A participant will have income upon the sale of the stock acquired under an incentive stock option at a profit (if sales proceeds exceed the exercise price). The type of income will depend on when the participant sells the stock. If a participant sells the stock more than two years after the option was granted and more than one year after the option was exercised, then all of the profit will be long-term capital gain. If a participant sells the stock prior to satisfying these waiting periods, then the participant will have engaged in a disqualifying disposition and a portion of the profit will be ordinary income and a portion may be capital gain. This capital gain will be long-term if the participant has held the stock for more than one year and otherwise will be short-term. If a participant sells the stock at a loss (sales proceeds are less than the exercise price), then the loss will be a capital loss. This capital loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Nonstatutory Stock Options.    A participant will not have income upon the grant of a nonstatutory stock option. A participant will have compensation income upon the exercise of a nonstatutory stock option equal to the value of the stock on the day the participant exercised the option less the exercise price. Upon sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the option was exercised. This capital gain or loss will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

Stock Appreciation Rights.    A participant will not have income upon the grant of a SAR. A participant generally will recognize compensation income upon the exercise of a SAR equal to the amount of the cash and the fair market value of any stock received. Upon the sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the SAR was exercised. This capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Restricted Stock Awards.    A participant will not have income upon the grant of restricted stock unless an election under Section 83(b) of the Code is made within 30 days of the date of grant. If a timely 83(b) election is made, then a participant will have compensation income equal to the value of the stock less the purchase price, if any. When the stock is sold, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the date of grant. If the participant does not make an 83(b) election, then when the stock vests the participant will have compensation income equal to the value of the stock on the vesting date less the purchase price, if any. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Restricted Stock Units.    A participant will not have income upon the grant of an RSU. A participant is not permitted to make a Section 83(b) election with respect to an RSU award. When the shares of combined company common stock are delivered with respect to the RSUs (which may be upon vesting or may be at a later date), the participant will have income on the date of delivery in an amount equal to the fair market value of the stock on such date less the purchase price, if any. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the delivery date. Any capital gain or loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Other Stock-Based Awards.    The tax consequences associated with any other stock-based award granted under the 2025 Incentive Plan will vary depending on the specific terms of such award. Among the relevant factors are whether or not the award has a readily ascertainable fair market value, whether or not the award is subject to forfeiture provisions or restrictions on transfer, the nature of the property to be received by the participant under the award, and the participant’s holding period and tax basis for the award or underlying combined company common stock.

Tax Consequences to the combined company.    There will be no tax consequences to the combined company except that the combined company will be entitled to a deduction when a participant has compensation income, subject to the limitations of Section 162(m) of the Code.

Vote Required for Approval

This Equity Plan Proposal requires the affirmative vote of the majority of the votes cast by the holders of all of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock present in person or represented by proxy at the Nxu special meeting. Abstentions and broker non-votes are not considered votes cast and will have no effect on this proposal.

The approval of this Equity Plan Proposal is conditioned on the approval of the Transaction Proposal and each of the other Charter Proposals (or the waiver thereof in accordance with the terms of the Merger Agreement). If the Transaction Proposal and each of the Charter Proposals are not approved, this Equity Plan Proposal will have no effect, even if approved by Nxu stockholders.

Certain of Nxu’s stockholders have agreed to vote any shares of common stock owned by them in favor of the Charter Proposals, including this Equity Plan Proposal. See “AGREEMENTS RELATED TO THE MERGER — Support Agreements — Nxu Support Agreement” for more information.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of this Equity Plan Proposal.

THE NXU BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF NXU VOTE “FOR” THE APPROVAL OF THE EQUITY PLAN PROPOSAL.

PROPOSAL NO. 10 — THE PIPE PROPOSAL

Overview

At the Nxu special meeting, Nxu stockholders will be asked to approve, for purposes of complying with Nasdaq Listing Rule 5635(d), the issuance of the shares of Nxu Class A common stock issuable upon exercise of the Series A Warrants and Series B Warrants pursuant to the terms of the PIPE Securities Purchase Agreement (as defined below).

As described in greater detail below, the Series A Warrants and the Series B Warrants are only exercisable upon receipt of approval of Nxu stockholders relating to the issuance of the shares of Nxu Class A common stock underlying the Series A Warrants and the Series B Warrants as required by the rules and regulations of Nasdaq (the “PIPE Stockholder Approval”). This Proposal No. 10 seeks to obtain such PIPE Stockholder Approval.

The Series A Warrants and the Series B Warrants are only exercisable upon receipt of the PIPE Stockholder Approval, pursuant to Nasdaq Listing Rule 5635(d) because such potential issuance of the shares of Nxu Class A common stock issuable upon such exercise would equal 20% or more of Nxu Class A common stock outstanding before such issuance at a price that is less than the lower of (i) the closing price or Nxu Class A common stock immediately preceding the execution of the binding agreement and (ii) the average closing price of Nxu Class A common stock for the five trading days immediately preceding the execution of the binding agreement.

Background of the Private Placement

PIPE Securities Purchase Agreement

On December 26, 2024, Nxu entered into, and consummated the transactions (the “Private Placement”) contemplated by, the Securities Purchase Agreement (the “PIPE Securities Purchase Agreement”) with the purchasers named therein (the “PIPE Investors”). Pursuant to the PIPE Securities Purchase Agreement, Nxu sold to the PIPE Investors an aggregate of (i) 6,800,000 shares (the “Purchased Shares”) of Nxu Class A common stock, (ii) pre-funded warrants to purchase 5,200,000 shares of Nxu Class A common stock (the “Pre-Funded Warrants”), (iii) Series A warrants to purchase up to 6,000,000 shares of Nxu Class A common stock (the “Series A Warrants”), and (iv) Series B warrants to purchase a number of shares of Nxu Class A common stock (the “Series B Warrants” and together with the Pre-Funded Warrants and the Series A Warrants, the “PIPE Warrants”). The Purchased Shares, the PIPE Warrants and the shares of Nxu Class A common stock issuable upon exercise of the PIPE Warrants are collectively referred to herein as the “Securities.” The aggregate offering price for the Purchased Shares and the PIPE Warrants sold in the Private Placement was approximately $3.0 million.

The Pre-Funded Warrants are exercisable immediately following the date of issuance, may be exercised at any time until all of the Pre-Funded Warrants are exercised in full, and have an initial exercise price of $0.0001 per share, subject to adjustment. The Series A Warrants and the Series B Warrants are exercisable upon receipt of the PIPE Stockholder Approval. The Series A Warrants have an exercise price of $0.50, subject to adjustment. In addition, with respect to the Series A Warrants, the PIPE Investors may also effect an “alternative cashless exercise” after the PIPE Stockholder Approval has been obtained but prior to the time of the closing of the Merger (the “Automatic Exercise Time”) contemplated by the Merger Agreement. In such event, the aggregate number of shares of Common Stock issuable in such alternative cashless exercise of the Series A Warrants will equal the product of (i) the aggregate number of shares of Nxu Class A common stock that would be issuable upon exercise of such Series A Warrant in accordance with the terms of such Series A Warrant if such exercise were by means of a cash exercise rather than a cashless exercise, multiplied by (ii) 1.0. The Series A Warrants contain a reset adjustment that is expected to occur on the date (the “Reset Date”) that is the eighth trading day after the effectiveness of the Registration Statement (as defined below) or, if later, the eighth trading day after the PIPE Stockholder Approval is obtained. The reset price means the greater of (i) 80% of the lowest daily weighted average price (as defined therein) and (ii) a floor price of $0.0524 (subject to adjustment). If the exercise price of the Series A Warrants is reduced pursuant to the reset provisions, the number of shares of Nxu Class A common stock for which the Series A Warrants can be exercised will be correspondingly increased. The number of shares of Common Stock for which the Series B Warrants can initially be exercised will be determined on the Reset Date and will equal that number obtained by subtracting (i) the number of Purchased Shares purchased by the PIPE Investors on the closing date of the Private Placement pursuant to the PIPE Securities Purchase Agreement from (ii) the quotient obtained by dividing (x) the aggregate purchase price paid the PIPE Investors on the closing date for the Private Placement by (y) the applicable reset price determined on the Reset Date. The Series B Warrants have an exercise price of $0.0001 per share, subject to adjustment. As a result of the reset provisions in the Series A Warrants and the provisions for determining the number of shares of Common Stock into which the Series B Warrants may be exercised, the number of shares into which the PIPE Warrants will be exercisable following the Reset Date may be significantly greater than the number of shares into which the PIPE Warrants are exercisable on the closing date of the Private Placement.

Furthermore, the approximately 5% of the fully diluted and fully converted capitalization of the combined company immediately following the Merger held by pre-Merger Nxu stockholders will include the Purchased Shares and shares of Nxu Class A common stock issued upon the exercise of the PIPE Warrants. Accordingly, pre-Merger Nxu stockholders who held shares prior to the Private Placement will absorb all dilution from the Private Placement. The approximately 95% of the fully diluted and fully converted capitalization of the combined company immediately following the Merger held by pre-Merger Verde stockholders will not be diluted as a result of the Private Placement.

The following table illustrates the share numbers and ownership percentages of the combined company immediately following the Closing, assuming (A) the exercise of all PIPE Warrants and (B) that the reset price for the Series A Warrants and the Series B Warrants is equal to (i) the PIPE issuance price of $0.25, (ii) the price at the midpoint of the PIPE issuance price and the floor price, which is $0.1512, and (iii) the floor price of $0.0524. The ownership percentages reflected in the table below are based on 23,420,057 shares of Nxu Class A common stock outstanding as of December 31, 2024, which (A) assumes Nxu’s aggregate enterprise value is approximately $16.2 million, (B) includes the shares of Nxu common stock to be issued to Verde stockholders at the Closing of the Merger and (C) the shares of Nxu common stock underlying options that will be issuable to Verde optionholders at the Closing of the Merger, and (D) excludes:

•        (i) 860,522 shares of Nxu Class A common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $482.82 per share;

•        (ii) 103,809 shares of Nxu Class A common stock issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $97.93 per share;

•        (iii) 2,903,802 shares of Nxu Class A common stock issuable upon vesting of outstanding restricted stock units under Nxu’s equity incentive plan; and

•        (iv) 39,950,553 shares of Nxu Class A common stock reserved for issuance under Nxu’s equity incentive plan.

	Assuming reset price is equal to the PIPE issuance price of $0.375		Assuming reset price is equal to the PIPE issuance price of $0.25		Assuming reset price is $0.1512, the midpoint of the PIPE issuance price and the floor price		Assuming reset price is the floor price of $0.0524
	Shares	Percentage	Shares	Percentage	Shares	Percentage	Shares	Percentage
Pre-Merger Nxu stockholders	36,620,057	5%	34,620,057	5%	56,302,597	5%	131,123,873	5%
Pre-Private Placement Nxu Stockholders	16,620,057	2.3%	16,620,057	2.4%	16,620,057	1.5%	16,620,057	0.6%
Private Placement Investors	20,000,000	2.7%	18,000,000	2.6%	39,682,540	3.5%	114,503,816	4.4%
Pre-Merger Verde stockholders	695,781,083	95%	657,781,083	95%	1,069,749,343	95%	2,491,353,587	95%
Total combined company stock outstanding	732,401,140	100%	692,401,140	100%	1,126,051,940	100%	2,622,477,460	100%

A holder may not exercise any Pre-Funded Warrants or Series A Warrants that would cause the aggregate number of shares of Nxu Class A common stock beneficially owned by the holder to exceed 4.99% (or 9.99% at the election of the holder) of Nxu’s outstanding Class A common stock immediately after exercise. A holder may not exercise any Series B Warrant that would cause the aggregate number of shares of Nxu Class A common stock beneficially owned by the holder to exceed 4.99% of Nxu’s outstanding Class A common stock immediately after exercise (the “Beneficial Ownership Limitation”). The PIPE Warrants are subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Nxu Class A common stock and also upon any distributions for no consideration of assets to Nxu stockholders. The PIPE Warrants do not entitle the holders thereof to any voting rights or any of the other rights or privileges to which holders of Nxu Class A common stock are entitled.

In the event of a “Fundamental Transaction,” which term is defined in the respective PIPE Warrants and generally includes (i) Nxu, directly or indirectly, in one or more related transactions effecting any merger or consolidation of Nxu with or into another Subject Entity (as defined in the respective PIPE Warrants) whether or not Nxu is the surviving entity, (ii) Nxu, directly or indirectly, effecting any sale, assignment, transfer, conveyance or other disposition of all or substantially all of Nxu’s (or any of its “significant subsidiaries”) assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by Nxu or another Subject Entity) completed pursuant to which holders of Nxu Class A common stock are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of at least 50% of the outstanding shares of Nxu Class A common stock, (iv) Nxu, directly or indirectly, in one or more related transactions consummating a stock purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, merger or scheme of arrangement) with one or more Subject Entities whereby all such Subject Entities, individually or in the aggregate, acquires at least 50% of the outstanding shares of Nxu Class A common stock, or (v) Nxu, directly or indirectly, in one or more related transactions with one or more Subject Entities effecting any reclassification, reorganization or recapitalization of the Nxu Class A common stock or any compulsory share exchange pursuant to which all such Subject Entities, individually or in the aggregate, acquire at least 50% of the outstanding shares of Nxu Class A common stock, the holders of the PIPE Warrants will be entitled to receive upon exercise of such Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised such Warrants immediately prior to such Fundamental Transaction. Notwithstanding, the term “Fundamental Transaction” does not include Nxu’s pending Merger with Verde pursuant to the Merger Agreement.

Any portion of the Series A Warrants and Series B Warrants that is not exercised as of the Automatic Exercise Time will be automatically exercised as of such Automatic Exercise Time (concurrently with the closing of the merger contemplated by the Merger Agreement) pursuant to a cashless exercise, subject to (i) Stockholder Approval is received and effective through such exercise time and (ii) the Beneficial Ownership Limitation. Any portion of the Pre-Funded Warrants that is not exercised as of the Automatic Exercise Time will be automatically exercised as of such Automatic Exercise Time pursuant to a cashless exercise, subject to t the Beneficial Ownership Limitation.

Pursuant to an engagement letter between Nxu and Maxim Group LLC (the “Placement Agent”), Nxu will pay the Placement Agent a cash fee at closing equal to 7.0% of the gross proceeds received by Nxu in the offering, and will reimburse the Placement Agent for up to $50,000 for accountable out-of-pocket expenses.

The foregoing descriptions of the PIPE Securities Purchase Agreement and the PIPE Warrants do not purport to be complete and are qualified in their entirety by references to the full text of (i) the form of the PIPE Securities Purchase Agreement, which is filed as Exhibit 10.39 to the registration statement of which this prospectus forms a part and is incorporated herein; (ii) the form of Pre-Funded Warrant, which is filed as Exhibit 4.11 to the registration statement of which this prospectus forms a part and is incorporated by reference herein; (iii) the form of Series A Warrant, which is filed as Exhibit 4.12 to the registration statement of which this prospectus forms a part and is incorporated by reference herein; and (iv) the form of Series B Warrant, which is filed as Exhibit 4.13 to the registration statement of which this prospectus forms a part and is incorporated by reference herein.

Registration Rights Agreement

In connection with the Private Placement, Nxu also entered into a Registration Rights Agreement, dated December 26, 2024 (the “Registration Rights Agreement”), with the PIPE Investors requiring Nxu to register the resale of the Purchased Shares and the shares of Nxu Class A common stock issuable upon exercise of the PIPE Warrants under a registration statement on Form S-3 (or a Form S-1 if Nxu is not then eligible to register for resale such securities on Form S-3) (the “Resale Registration Statement”). Nxu is required to prepare and file the Resale Registration Statement with the SEC as soon as reasonably practicable, but in no event later than 30 days following the closing date of the Private Placement (the “Filing Deadline”), and to use reasonable best efforts to cause the Resale Registration Statement to be declared effective as promptly as practicable thereafter, and in any event no later than 50 days following the closing date of the Private Placement if the Resale Registration Statement is not subject to a “full review” by the SEC and 70 days following the closing date of the Private Placement in the event of a full review of the Resale Registration Statement by the SEC (the “Effectiveness Deadline”).

If Nxu fails to meet the Filing Deadline or the Effectiveness Deadline, subject to certain terms provided for in the Registration Rights Agreement, Nxu will be required to pay liquidated damages to the PIPE Investors. The Registration Rights Agreement provides for customary indemnification and contribution provisions. In the event the PIPE Investors no longer hold “Registrable Securities,” as defined in the Registration Rights Agreement or when the Registrable Securities may be resold by the PIPE Investors pursuant to Rule 144 promulgated under the Securities Act, Nxu may not be obligated to cause the declaration of effectiveness of the Resale Registration Statement by the SEC.

On December 30, 2024, Nxu filed a registration statement on Form S-1 (File No. 333-284086) to register for resale by the PIPE Investors up to 114,503,816 shares of Nxu Class A common stock, consisting of (1) 6,800,000 Purchased Shares, (2) 5,200,000 shares of Nxu Class A common stock issuable upon exercise of the Pre-Funded Warrants, (3) up to 57,251,908 shares of Nxu Class A common stock issuable upon exercise of the Series A Warrants, and (4) up to 45,251,908 shares of Nxu Class A common stock issuable upon exercise of the Series B Warrants.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Registration Rights Agreement, which is filed as Exhibit 4.14 to the registration statement of which this prospectus forms a part and is incorporated by reference herein.

Lock-Up Agreement

In addition, pursuant to certain “lock-up” agreements (each, a “Lock-Up Agreement”) that were required to be entered into as a condition to the closing of the Private Placement, Nxu’s executive officers and directors have agreed, for a period of 30 days from the Closing Date, not to engage in any of the following, whether directly or indirectly, without the consent of the PIPE Investors under the PIPE Securities Purchase Agreement: offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of any shares of Class A common stock or securities convertible, exchangeable or exercisable into, shares of Class A common stock beneficially owned, held or acquired by the PIPE Investors.

The foregoing description of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, which is filed as Exhibit 10.40 to this registration statement of which this prospectus forms a part and is incorporated by reference herein.

Voting Agreements

In addition, each of Mark Hanchett, Annie Pratt, Britt Ide, Jessica Billingsley and Sarah Wyant entered into voting agreements (the “PIPE Voting Agreements”) to vote all shares of Nxu voting stock over which each such individual has voting control in favor of this PIPE Proposal.

The foregoing description of the PIPE Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Voting Agreement, which is filed as Exhibit 10.41 to this registration statement of which this prospectus forms a part and is incorporated by reference herein.

Stockholder Approval Requirement

Nxu’s Class A common stock is listed on Nasdaq and, as such, Nxu is subject to the Nasdaq Listing Rules.

Pursuant to Nasdaq Listing Rule 5635(d), stockholder approval is required prior to the issuance of securities in connection with a transaction other than a public offering involving the sale, issuance or potential issuance by Nxu of Nxu Class A common stock (or securities convertible into or exercisable for Nxu Class A common stock) equal to 20% or more of Nxu Class A common stock outstanding before such issuance at a price that is less than the lower of (i) the closing price of Nxu Class A common stock immediately preceding the execution of the binding agreement and (ii) the average closing price of Nxu Class A common stock for the five trading days immediately preceding the execution of the binding agreement. Stockholder approval of this proposal will constitute stockholder approval of the Private Placement for purposes of Nasdaq Listing Rule 5635(d).

Nxu is seeking stockholder approval for the issuance of the shares of Nxu Class A common stock issuable upon exercise of the Series A Warrants and Series B Warrants pursuant to the terms of the PIPE Securities Purchase Agreement.

Reasons for the Private Placement and Effect on Current Nxu Stockholders

Nxu’s board of directors has determined that the Private Placement is in the best interests of Nxu and its stockholders. In light of Nxu’s liquidity position and anticipated funding requirements, the Nxu board of directors determined that the Private Placement, which yielded gross proceeds of approximately $3.0 million, was necessary in light of alternatives for raising capital, the working capital needs of Nxu, and the opportunities and risks presented with the PIPE Securities Purchase Agreement. Nxu’s board of directors considered other alternatives to the Private Placement, none of which proved to be feasible or, in the opinion of the board, would have resulted in aggregate terms equivalent to, or more favorable than, the terms obtained in the Private Placement.

The PIPE Securities Purchase Agreement does not affect the rights of the holders of outstanding Nxu Class A common stock, but the sale of shares of Nxu Class A common stock to the PIPE Investors pursuant to the terms of the PIPE Securities Purchase Agreement and, if this PIPE Proposal is approved, the issuance of shares of Nxu Class A common stock upon the exercise of the Series A Warrants and the Series B Warrants will have a dilutive effect on existing Nxu stockholders, including the voting power and economic rights of the existing Nxu stockholders and the percentage ownership of the combined company to be owned by Nxu pre-Private Placement stockholders, and may result in a decrease in the market price of Nxu Class A common stock. See the table above under “Background of the Private Placement — PIPE Securities Purchase Agreement” for illustrative share numbers and ownership percentages of the combined company immediately following the Closing including the effect of the Private Placement on current Nxu stockholders.

Vote Required for Approval

The PIPE Proposal requires the affirmative vote of the majority of the votes cast by the holders of all of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock present in person or represented by proxy at the Nxu special meeting. Abstentions and broker non-votes are not considered votes cast and will have no effect on this proposal.

The approval of the PIPE Proposal is not conditioned on the approval of the Transaction Proposal, each of the other Charter Proposals, and the Equity Plan Proposal, being the “Required Proposals.” (or the waiver thereof in accordance with the terms of the Merger Agreement). If the Required Proposals are not approved, the PIPE Proposal will still have effect, if approved by Nxu stockholders.

If Nxu stockholders do not approve this Proposal No. 10 at the Nxu special meeting, then Nxu shall call a meeting every ninety (90) days thereafter to seek the PIPE Stockholder Approval until the earlier of the date on which PIPE Stockholder Approval is obtained or the Series A Warrants and Series B Warrants are no longer outstanding.

Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of this PIPE Proposal.

NXU’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
A VOTE “FOR” THE PIPE PROPOSAL.

PROPOSAL NO. 11 — THE ADJOURNMENT PROPOSAL

Overview

This Adjournment Proposal allows the Nxu board of directors to submit a proposal to adjourn the Nxu special meeting to a later date or dates, if necessary, to permit further solicitation of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the Nxu special meeting to approve the Required Proposals. In no event will Nxu solicit proxies to adjourn the Nxu special meeting or consummate the Merger beyond the date by which it may properly do so under Delaware law. The Adjournment Proposal will also provide more time for Nxu stockholders to make purchases of public shares or other arrangements that would increase the likelihood of obtaining a favorable vote on the other proposals referenced herein.

In addition to an adjournment of the Nxu special meeting upon approval of an adjournment proposal, the Nxu board of directors is empowered under Delaware law to postpone the Nxu special meeting at any time prior to the Nxu special meeting being called to order. In such event, Nxu will issue a press release and take such other steps as it believes are necessary and practical in the circumstances to inform its stockholders of the postponement of the Nxu special meeting.

Consequences if the Adjournment Proposal is not Approved

If this Adjournment Proposal is presented at the Nxu special meeting and such proposal is not approved by its stockholders, the Nxu board of directors may not be able to adjourn the Nxu special meeting to a later date. In the event, based on the tabulated votes, there are not sufficient votes at the time of the Nxu special meeting to approve the consummation of the Merger and the Required Proposals, the Merger will not be completed.

Vote Required for Approval

This Adjournment Proposal is not conditioned on any other Proposal.

This Adjournment Proposal requires the affirmative vote of the majority of the votes cast by the holders of all of the outstanding shares of Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock present in person or represented by proxy at the Nxu special meeting. Abstentions and broker non-votes are not considered votes cast and will have no effect on this proposal.

THE NXU BOARD RECOMMENDS THAT NXU STOCKHOLDERS VOTE
“FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT VERDE

Investors should read this section in conjunction with the more detailed information about Verde, contained in this proxy statement/prospectus, including Verde’s audited and unaudited financial statements and the other information appearing in the section entitled “Verde Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In addition to historical data, this discussion contains forward-looking statements about Verde’s business, results of operations, cash flows, financial condition and prospects based on current expectations that involve risks, uncertainties and assumptions. Verde’s actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this proxy statement/prospectus.

Overview

Verde Bioresins, Inc. specializes in the development and manufacturing of its proprietary brand of bioresin products known as PolyEarthylene®. PolyEarthylene is a renewable and sustainable, highly scalable and economically feasible, plant based resin that is flexible, temperature tolerant, capable of supporting production of durable goods and single-use items such as packaging and food-service items, and designed specifically for a “drop-in” method with existing plastic manufacturing equipment. In addition, PolyEarthylene is generally curbside and industrial recyclable and landfill biodegradable. Verde believes that PolyEarthylene is one of the best available scalable and durable biobased, biodegradable alternatives to traditional petroleum-based plastics, with the potential to allow for accelerated landfill biodegradation and recyclability without losing optimal properties attributed to traditional petroleum-based plastics, such as strength, temperature tolerance, stable shelf life, and a high processing range. Verde has based this belief on a number of factors, including, Verde’s own assessment based on work performed by Verde’s polymer chemistry and chemical and mechanical engineering staff in analyzing Verde’s products and available competitive products, as well as existing and prospective customer perception, adoption and testimonials. Verde’s mission is to achieve widespread commercial adoption of PolyEarthylene, allowing for the elimination of harmful, toxic and permanent plastic waste in the environment.

Verde has developed an extensive intellectual property portfolio in the form of trade secrets, knowhow and trademarks. Verde’s proprietary technology converts sustainable plant-based materials into a portfolio of PolyEarthylene resins, each tailored to a set of specific performance attributes. Verde’s research and development team can match the characteristics of PolyEarthylene to the physical and mechanical properties of traditional petroleum-based plastics to create products according to Verde’s existing and prospective customers’ injection molding, blow molding, blown film and thermoform specifications. Furthermore, Verde’s PolyEarthylene resins can be successfully homogenized with Post-Consumer Recycled (“PCR”) polymers or made electrostatic dissipative up to 10^9th based on Verde’s existing and prospective customers’ needs.

Verde believes that use of its proprietary technology will reduce fossil-based polymers in the environment, therefore mitigating future environmental damage. PolyEarthylene offers the strength and mechanical properties that are consistent with its traditional petroleum-based counterparts with the added benefit of a circular end-of-life. PolyEarthylene resins can be designed to decompose on a highly accelerated basis due to the action of naturally occurring microorganisms such as fungi and bacteria. PolyEarthylene’s circular end-of-life is demonstrated in the graphic below. Although traditional petroleum-based plastics do disintegrate over the course of hundreds of years (depending on the application), they will never biodegrade, meaning such plastics are broken down into tiny fragments of microplastics that contaminate our environment, rather than the materials returning to the earth. These microplastics are inhaled and consumed by humans as they are found in food packaging, air streams and consumer good, causing a wide array of negative health impacts. Since PolyEarthylene is biodegradable, no microplastics are generated during its lifecycle.

Biodegradation & Compostability: Stages of Use and End of Life

01 Standard Use

- PolyEarthylene manufactured and sold to customer.
- Resin retains standard polyolefin properties, no change in performance following conversion into product and regular use.

02 Disposal

- User disposes product.
- If product is not recycled, then natural microbial attachment at surface begins in landfill, industrial composting facility or by the side of the road.
- Bacteria create hydrophilic surface using protein attachment.

03 Bacteria Formation

- Bacteria coat and colonize surface to form continuous film.
- Bacteria implement peroxidase and other enzymes to break polyolefin bonds at surface.

04 Bacteria Proliferation

- Through chain scission and oxidation polyolefin chains are shortened.
- Material softens and becomes waxy but does not disintegrate.
- Molecular weight is reduced.

05 End of Life

- Plastic hydrocarbons are transformed to CO_2, water, methane and biomass.
- Inorganic component becomes part of the soil.
- No microplastics generated during process.

The Society of Plastics Industries has developed a coding system of six categories to identify resins for purposes of recycling. Many of Verde’s products are curbside recyclable in the current recycling stream in category 2 for high density polyethylene, category 4 for low density polyethylene and category 5 for polypropylene. This means that products made from PolyEarthylene may be sorted with other polyethylene and polypropylene products and recycled accordingly. Verde is initially focusing its developmental efforts on producing land and landfill biodegradable products, as this is where most plastics and industrial compostable bioplastics end up. Verde intends to turn its efforts to producing industrial compostable, accelerated marine biodegradable and home compostable products in the future.

Verde is partnering with strategic partners, including petrochemical, raw materials and equipment manufacturers, to execute its mission and explore additional sustainable solutions to traditional petroleum-based plastics. For example, Verde has a strategic supplier relationship with Braskem and intends to expand this relationship with Braskem over time. Verde currently researches, develops and tests its resins at its research and development and manufacturing facility located in Fullerton, California (the “Fullerton Facility”) with the help of its team of industry veterans with extensive experience in chemical and mechanical engineering, polymer chemistry, polymer production and scale. In addition to the Fullerton Facility, Verde expects to establish its first large volume manufacturing facility, which Verde expects to be located in the Midwestern or Southwestern United States. Verde expects to enter into a lease agreement for this facility and expects to begin buildout of this facility shortly following the Closing, subject to the availability of financing necessary to fund this project. Unless it is able to raise financing sooner, Verde intends to pursue a financing for this project following completion of the Merger. Verde believes that the buildout will take approximately ten months to complete once Verde leases facility space and commences the buildout and Verde expects to begin commercial scale production of PolyEarthylene at this facility as soon as it is complete. If the Merger is completed and the necessary financing is obtained in the first quarter of 2025, Verde believes that it would be able to complete the buildout and commence production at this facility by the end of the first quarter of 2026.

Verde intends to sell its PolyEarthylene products both directly and through third party distributors. Verde has established a distribution relationship with Vinmar, a leading global plastics distributor with operations in North America, South America, Europe and Asia. Vinmar is carrying Verde’s full line of polyolefin replacement resins from blown film to thermoform from injection molding to blow molding and first started selling PolyEarthylene to its customers in April 2023. In addition, Verde is working with dozens of existing and prospective customers, including leading global brands, in various stages of product testing. Verde intends to provide its PolyEarthylene products to a diversified customer base across end markets over time. Furthermore, Verde is working with some of the largest plastics converters in the United States to ensure its products work in existing high volume manufacturing equipment.

The Plastics Market and Competitive Landscape

The global plastics market is large, representing approximately $600 billion a year in worldwide sales of plastics, including bioplastics, primarily concentrated in the hands of a dozen traditional petrochemical companies. The market has grown as an extension of the chemical processing of oil and natural gas. Today, only a small fraction of the world’s plastic is ever recycled even once. As a result, a significant portion of our recyclable materials goes straight to the landfill or the incinerator.

Established companies in this segment include The Dow Chemical Company (“Dow Chemical”), Shell, Exxon, Chevron, BASF Corporation (“BASF”), INEOS USA LLC, LyondellBasell Industries N.V., Saudi Basic Industries Corporation and Braskem, among others. The price of traditional petroleum-based plastic is dependent on the price of petroleum. In addition, traditional petroleum-based plastics can have a life span of in excess of 500 years, which creates significant waste, and results in harm to the environment including animal and human health.

Verde faces and expects to face substantial competition from a variety of companies in the biodegradable, renewable resource-based segment of the plastics industry, as well as from companies in the post-consumer recycled conventional, non-biodegradable petroleum-based plastics industry. Many of these companies have longer operating histories, greater name recognition, larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than Verde, and may be able to adapt more quickly to new or emerging technologies, changes in customer requirements and changes in laws and regulations.

Some of the companies producing bioplastics and their competitive products are discussed in the following chart:

	Company Product	Are Products a Replacement for Polypropylene and Polyethylene?	Are Products Recyclable?	Are Products Drop-In Ready?	ASTM D6400 or Similar Certifications	Have any Bioplastic Products Been Developed?
Natureworks	PLA(1)	Yes, primarily film and 3D printer filament	No	No	• TUV Austria (Europe)(5) • ASTM D6400	Yes, Ingeo resin used for mineral water bottle in Italy
TotalEnergies Corbion	PLA(1)	Yes, primarily film and 3D printer filament	No	No	• UNI EN 13432(5) • ASTM D6400	Yes, Luminy product line available through several online sources
Kaneka Corporation	PHBH(2)(PHA(3) variant)	Yes, in the form of straws, cutlery and bags	No	No	• TUV Austria (Europe)(5) • BPI industrial compostable (US)(6)	No
NovamontS.p.A.	PBAT(4)/Starch blend	Yes, compostable film	No	No	• UNI EN 13432(5) • UNI EN 17033(7) • ASTM 6400	Commercialized product in the form of a plastic bag
Danimer Scientific	PHA(3)-based	Yes	No	No	• TUV Austria (Europe)(5) • ASTM D6400	Manufactures resins used in dental flossers

____________

(1)      PLA, or polylactic acid, is a thermoplastic monomer derived from renewable, organic sources such as corn starch or sugar cane.

(2)      PHBH is a random copolymer of (R)-3-hydroxybutyrate (3HB) and (R)-3-hydroxyhexanoate (3HHx). This polymer is produced by bacteria from renewable carbon sources such as vegetable oils and sugars. PHBH is degraded by various kinds of microorganisms as carbon and energy sources in soil and ocean.

(3)      PHA, or polyhydroxyalkanoate, is a class of polyesters produced by various microorganisms through bacterial fermentation of sugars or lipids. PHA is considered to be biodegradable and is used in the production of bioplastics.

(4)      PBAT (short for polybutylene adipate terephthalate) is a biodegradable random copolymer, specifically a copolymer of adipic acid, 1,4-butanediol and terephthalic acid (from dimethyl terephthalate). PBAT is a petroleum-based polymer so it is not renewable or sustainable.

(5)      UNI EN 13432 (also known as TUV Austria EN13432) requires the compostable plastics to disintegrate after 12 weeks and completely biodegrade after six months. That means that 90% or more of the plastic material will be converted to CO2.

(6)      BPI industrial compostable (US) indicates that the product has been independently tested and has been verified to break down completely in a commercial compost facility after use.

(7)      UNI EN 17033 specifies the requirements for biodegradable films, manufactured from thermoplastic materials to be used for mulch applications in agriculture and horticulture.

PolyEarthylene can be used to produce a broad range of products to address a large portion of the traditional petroleum-based plastics market with biobased, biodegradable solutions. Unlike most biobased polymers whose performance properties are limited to a certain range of applications, such as the production of 3D printer filaments, extruded film, flex packaging, single-use products and only a small range of biomedical applications — including drug delivery and tissue engineering scaffolds — PolyEarthylene:

•        can biodegrade in natural soil;

•        can remain functional through a wide range of temperatures;

•        can support both single use products and durable goods using the “drop-in” method; and

•        is highly scalable and economically feasible.

However, there can be no assurance that Verde will be able to compete successfully against current or new competitors. For example, there can be no assurances that Verde’s products will be more effective or achieve greater market acceptance than competitive products, or that Verde’s competitors will not succeed in developing products and technologies that are more effective than those being developed by Verde and that would therefore render Verde’s products and technologies less competitive or even obsolete.

Market Opportunity

General:    Globally, over 800 billion pounds of plastic are produced each year. Verde believes that PolyEarthylene is an excellent replacement for traditional petroleum-based plastics with a more complete and cost effective offering than most bioplastics. Verde believes that PolyEarthylene is a highly competitive replacement for polypropylene (“PP”) and polyethylene (“PE”). These polymers account for approximately 50% of traditional petroleum-based plastic worldwide and represent approximately 400 billion pounds of plastic applications annually.

In 2022, sales of bioplastics resins amounted to $12.42 billion. Bioplastics represent less than 2% of the plastics industry in pounds according to Plastics Europe. According to the Bioplastics Market (Market 2022-2032) report published in June 2023 by Precedence Research, a worldwide market search and consulting organization, the bioplastics industry is diverse and sales of bioplastics resins is expected to grow at a constant annual growth rate of 17.8% per year between 2023 and 2032, driven by continued green trends, environmentally friendly products, government regulations and a change in public perception. Many global brands have established Chief Sustainability Officers and their boards of directors have made sustainability commitments in the near-term. As companies continue to innovate new bioplastic products to meet existing and future customer needs, the industry is expected to continue to expand.

Bioplastics can be used in a wide range of applications, including packaging, and food service items and many others which are traditionally focused on single use items. Bioplastics is expected to emerge as a significant force in the plastics industry as products scale and costs become competitive. Verde believes PolyEarthylene is capable of supporting both single use products and durable goods, as PolyEarthylene lacks the brittleness and temperature sensitivity plagued by many biobased, biodegradable products. As a result, Verde believes the medium term total available market for PolyEarthylene is that of traditional plastic polyethylene and polypropylene, which according to the Polyolefins Market, Global Industry Analysis, Size, Share Growth, Trends, Regional Outline, and Forecast 2022-2032 published by Precedence Research in June 2023, has a market potential of $300 billion per year.

Environmental:    Opportunities arising from the plastic industry’s negative environmental impacts include a demand for an alternative of more products and packaging using sustainable and renewable solutions and a reduced dependence on recycling and petroleum based products. For example, the Break Free Plastic Pollution Act of 2023 is a proposed federal bill aimed at forcing corporations to finance end-of-life programs. Furthermore, the California legislature is reviewing measures to impose extended producer responsibility, requiring food and drink producers to devise plans to capture empty containers. Additionally, many companies are looking for ways to divert landfill waste and environmental waste with the use of biodegradable or compostable bioplastics, or capture and recycle some of the gasses produced in landfills. Verde’s products have the ability to be made recyclable with highly accelerated landfill biodegradation properties. Many of Verde’s products are curbside recyclable consistent with traditional polyethylene and polypropylene recycling streams.

Resin Testing and Certification:    While Verde performs its own extensive testing protocols at the Fullerton Facility, Verde is committed to third party testing in accordance with the American Society for Testing and Materials (“ASTM”) standards. ASTM standards are used and accepted worldwide and cover areas such as metals, paints, plastics, textiles, petroleum, construction, energy, the environment, consumer products, medical services, devices and electronics, and advanced materials. Verde’s primary focus, which it believes is consistent with that of its existing and prospective customers, is biobased testing and landfill biodegradation testing per ASTM D5511. ASTM D5511 testing attempts to replicate the conditions and speed under which resins will degrade in a landfill environment. While Verde does perform industrial compostability testing under ASTM D5338, which testing attempts to replicate the conditions and speed under which resins will biodegrade in an industrial composting environment, Verde believes that landfill biodegradation testing under ASTM D5511 is far more valuable than industrial composability testing under ASTM D5338 as there is a far greater likelihood that bioplastics will end up in a landfill as opposed to an industrial compounding facility. In addition, only a small fraction of all plastics is ever recycled even once, and, even if there were a significant mechanism to separate and collect bioplastics, which currently does not exist, there are only a handful of industrial composting facilities that accept bioplastics in the United States today.

The third party testing of materials in the bioplastics industry is based upon established criteria and standards for products. Third party testing is important to brand owners and consumers as they provide confidence that the materials have been rigorously tested and thoroughly vetted. Verde believes that once testing protocols have been achieved for its PolyEarthylene resins, Verde and its existing and prospective customers will be authorized to utilize labels indicating the bioplastic resin meets specific guidelines, which Verde believes will give consumers greater confidence in its products. Verde frequently works with leading laboratories to perform biobased, biodegradable, and other environmental tests on its products which may include Per- and polyfluoroalkyl substance, or PFAS, free, Bisphenol-A, or BPA, free, phthalate free, and non-toxic testing. Additional testing to ensure compliance may be conducted by the global brand owners of the end products.

Verde’s Competitive Strengths

Verde believes that its proprietary technology can replace traditional petroleum-based plastics. Verde’s competitive strengths include:

•        Drop-in Ready.    Verde believes that, unlike most biobased, biodegradable resins, its PolyEarthylene resins are easier to adopt by existing and prospective customers as compared to resins produced by other bioplastic companies given that Verde’s PolyEarthylene resins are “drop-in” ready. Whereas many other bioplastic companies require customers to either purchase, either directly or indirectly, products as opposed to resins, or reconfigure or purchase new manufacturing equipment, Verde’s resins have the ability to be “dropped-in” to current plastic manufacturing equipment. Verde has developed resins focused on all major applications of polyethylene and polypropylene from thermoform to blown film, and from injection molding to blow molding. Verde is currently finalizing development on new resins in the areas of extruded coatings on paper and extruded foam sheets for thermoform applications. Furthermore, Verde has the ability to make its resins antistatic or electrostatic dissipative 10^9 as required for some electronics applications.

•        Economic Feasibility.    Verde believes that its PolyEarthylene resins are economically feasible as compared to those produced by many other bioplastic companies. Unlike Verde, many bioplastic companies use new and unproven technologies that have yet to demonstrate commercialization and scale capability. Biopolymers produced via these new and unproven technologies tend to be expensive to produce and can have hidden costs (for example, reductions in throughput), as well as increased cycle time and production waste. Verde’s PolyEarthylene resins, which are produced by its research and development team at its Fullerton Facility using commercially available equipment, are designed.

to perform like polyethylene or polypropylene. Verde’s technology typically utilizes a mixture of eight to twelve feedstocks, which are commercially available at a low cost. This low cost of Verde’s feedstock enables it to currently sell its PolyEarthylene resins between $1.50 to $2.00 per pound, with the average cost of $1.67 per pound, as compared to many other biobased, biodegradable polymers which are typically sold between $2.00 to $4.00 per pound. Verde believes that it will be able to reduce the price of its PolyEarthylene resins over time as it scales and enters into forward purchase agreements with suppliers.

•        Highly Scalable.    Verde believes that its PolyEarthylene resins are highly scalable and that its proprietary manufacturing processes are highly efficient. Verde takes commercially available machinery and modifies it substantially to fit Verde’s processes. Initially, Verde used small manufacturing equipment, which had the capacity to produce approximately two million pounds of resins per year per machine. Subsequently, Verde installed and now operates manufacturing equipment with a capacity to produce approximately 16 million pounds of resins per year. Verde intends to further scale its processes by completing the installation of manufacturing equipment capable of producing approximately 35 million pounds per year. Verde expects to have approximately 50 million pounds of annual capacity in the Fullerton Facility by the end of January 2025 or beginning of February 2025.

•        Environmental stability.    Verde believes that its PolyEarthylene resin are environmentally stable. Verde’s PolyEarthylene resins have properties similar to those of polyethylene and polypropylene. Verde’s converter partners and existing and prospective customers have used Verde’s PolyEarthylene resins to produce thermoform, blown film and injection molding grades with their large volume manufacturing equipment. Verde’s products are shelf stable and only degrade when placed in a microbe rich environment like a landfill. Furthermore, Verde’s resins have demonstrated that they are not temperature sensitive and can withstand traditional life cycles substantially unaffected by heat, light, freezing temperatures and UV impact.

•        Durability.    Verde believes that its PolyEarthylene resins have the ability to compete with the durability of traditional petroleum-based plastics. PolyEarthylene can be designed to be similar in strength to traditional petroleum-based plastics, which allows Verde to match the characteristics of its PolyEarthylene resins to the physical and mechanical properties of traditional petroleum-based plastics, making PolyEarthylene not only suitable for single-use application but also durable goods. Furthermore, most bioplastic materials produced in the market are not capable of being used for durable consumer goods. Verde’s PolyEarthylene resins are available in various grades that Verde believes will meet the global applications required for durable goods. Depending on the size of the application, if Verde does not currently have a suitable grade of its PolyEarthylene resins, Verde believes that it has the ability to develop a new grade of resins to support the application.

•        Versatility in processing.    Verde’s proprietary technology uses a processing window for its PolyEarthylene resins that Verde believes allows for a wide range of end-use applications. Verde’s PolyEarthylene resins are specifically designed to “drop-in” with existing manufacturing equipment.

•        Large and underserved market.    The overall plastics market is roughly $600 billion per year, with bioplastics representing only approximately 2% of the overall plastics market due to the significant limitations in performance and cost associated with bioplastics production. Polyethylene and polypropylene are the two most-widely produced polymers globally with annual production of nearly 400 billion pounds per year. Verde believes its PolyEarthylene resins are a viable alternative to traditional polyolefins providing a near-term solution to the massive and growing plastic waste problem. Verde believes that the medium term total available market for PolyEarthylene is that of polyethylene and polypropylene, and Verde expects to be capable of producing PolyEarthylene resins to serve a small portion of nearly half of the plastics market in the intermediate term.

•        Focus on renewable and sustainable materials.    Verde believes that its PolyEarthylene resins have the ability to provide consumers, corporations, governments and regulators with a viable solution to traditional plastics. Consumer, environmental and sustainability focused groups and governments are focused on renewable and sustainable materials. These groups have pushed brands and manufacturers to focus on sustainability, hire sustainability officers and make commitments in the near term to reduce their use of plastics and carbon emissions. Consistent with increasing environmental awareness and activism more broadly, there is growing demand for a solution to the traditional plastics problem by many stakeholders including consumers, corporations, governments, and regulators. Unlike Verde’s PolyEarthylene resins, many biobased and biodegradable products are designed to meet the needs of single use products as they are temperature sensitive or result in brittleness. Verde’s PolyEarthylene reacts more like traditional polyethylene or polypropylene, which lends it to a wider array of applications including the production of durable goods. Furthermore, PolyEarthylene is shelf stable and only begins to degrade naturally in microbe rich environments like in a landfill.

•        Experienced leadership team.    Verde’s management team has broad experience across plastics manufacturing, plant development, technology, research and development, sales, marketing, accounting and finance.

•        Joseph Paolucci, Verde’s Chief Executive Officer, has over 40 years of experience in petrochemical business development, joint ventures, market development and technical sales, as well as extensive management experience, value chain knowledge and commodity and engineering resin experience (including polypropylene, polyethylene, polystyrene, acrylonitrile butadiene styrene, styrene-acrylonitrile, polyethylene terephthalate, poly(methyl methacrylate) and polycarbonate).

•        Brian Gordon, Verde’s President and Chief Operating Officer, has over 20 years of experience as a C-level executive working with multi-nationals, venture capital and private equity backed organizations, and has extensive experience in operations, merger and acquisitions, joint ventures, licensing, leasing, and capital raising transactions.

•        Chris Rankin, Verde’s Head of Research and Development, has over 15 years of experience in material science and engineering in the bioplastics and aerospace industries.

•        Yvonne Soulliere, Verde’s Director of Engineering and Production, has extensive experience in full-cycle product engineering, specializing in recyclable packaging, as well as experience in model engineering, tooling, development and quality control for mass manufacturing cosmetics and personal care products.

•        Gary Metzger, Verde’s Sustainability Officer, has over 40 years of polymer development, strategic planning, management, and compounding expertise in the polymer industry, including over 24 years at Amco Plastics Materials prior to its sale to Ravago, where he served as President and Chief Executive Officer. In addition, Mr. Metzger has spearheaded research and development for recycled and bio-based polymer applications at Ravago.

•        Khaled Almajed, Verde’s Director of Operations and Logistics, has over 19 years of experience in global supply chain management.

•        Gelacio de la Sancha Almazan, Verde’s Director of Equipment Maintenance, Repair and Performance, has over 40 years of experience in plastics equipment management.

•        Terry Retin, Verde’s Senior Director of Sales, has over 15 years of leadership experience in global partnerships strategy.

Verde believes that these competitive strengths allow its PolyEarthylene resins to be superior to other bioresins across the bioplastics industry, including PLA, PHA and Green PE, as depicted further in the following graphic:

✓ (green): Best in Class / Superior ✓ (yellow): Limited / Lacking ✗: Inferior / Not Meet Requirement		PolyEarthylene	PLA	PHA	Green PE
Environmental	Bio-Based Content	>75%	>80%	>60%	>84%
	Landfill Biodegradable	✓	✗	✓	✗
	Recyclable	✓*	✓	✗	✓
Cost	Cost Efficiency	$1.50 - $2.00 / lb	$1.80 - $2.30 / lb	$3.00 - $3.50 / lb	$1.60 - $2.00 / lb
Manufacturing / Processing	Processing Temperature	330°F - 440°F	330°F - 390°F	300°F - 350°F	330°F - 425°F
	Film/Extrusion	✓	✓	✓ (yellow)	✓
	Injection Molding	✓	✓ (yellow)	✓	✓
	Blow Molding	✓	✓ (yellow)	✓ (yellow)	✓
	Thermoforming	✓	✓ (yellow)	✓ (yellow)	✓
Applications		•Flexible Packaging •Food Service •Consumer Goods •Household & Beauty •Automotive •Agricultural	•Flexible Packaging (film) •Food Service •3D Filament	•Food Packaging •Flexible Packaging	•Flexible Packaging •Food Service •Consumer Goods •Household & Beauty •Automotive •Agricultural

Both PLA and PHA are biobased and biodegradable polyester materials with similar chemical and physical characteristics, which depend heavily on the particular blend and processing. PHA is created inside microorganisms and the material is harvested from the bacterial biomass, whereas PLA can be made in a more conventional polymerization process using renewable materials such as fermented cornstarch, cassava and sugarcane. In addition, PLA requires higher temperatures and high humidity to fully degrade, whereas PHA does not require special conditions for degradation, is much more easily biodegraded and has the potential to be home compostable.

Green polyethylene, or Green PE, is chemically identical to petroleum-based polyethylene with the same desirable physical properties and processing characteristics. Green PE is polymerized from monomers using the same process as its petroleum counterpart, with the only difference being the raw material used to create the monomer. In the case of Green PE, fermented organic material such as sugarcane is used to derive the precursor for the Green PE polymer. For fossil-based polyethylene, the precursor monomer is distilled from petroleum.

Business Strategy

Verde’s goal is to become a leader in the adoption of biobased, biodegradable resins as a replacement for traditional plastics. In addition, Verde intends to be a “drop-in” replacement for most polyolefins (polyethylene and polypropylene). To achieve this goal, Verde is scaling its biobased resin business through high-volume, low-cost production of PolyEarthylene using renewable and sustainable resources with solid physical and mechanical properties, naturally accelerated degradability, and “drop-in” technology to existing plastics manufacturing equipment to drive value to Verde’s existing and prospective customers. Key elements of Verde’s strategy include:

•        Minimizing Execution Risk.    Verde believes it has been able to minimize its execution risk by incorporating commercially available feedstocks into the production of its PolyEarthylene resins and processing the feedstocks efficiently by utilizing highly modified but commercially available equipment. Verde uses a host of readily available biobased feedstocks, including polymers, to create its PolyEarthylene resins. Verde developed a mixture of up to twelve feedstocks for the production of PolyEarthylene following extensive research and development. Verde uses large scale equipment to process materials that must be combined prior to manufacturing and sets its manufacturing equipment up in various ways based on the physical and mechanical properties desired in the PolyEarthylene resin.

Verde started in-house development of PolyEarthylene in 2021 with a group of PhD polymer chemists, mechanical and chemical engineers and industry executives using a small machine capable of creating up to approximately two million pounds of PolyEarthylene per year. The machine had limited features and flexibility. Verde’s current larger machines offer flexibility and the ability to create up to approximately eight million pounds of PolyEarthylene per machine per year. Verde’s first production level machine was installed in 2022. It is currently used to produce resins for research and development and for volume PolyEarthylene sales. In July 2023, Verde completed installation of a second production level machine, which became fully functional in August 2023, and Verde now has the capacity to produce approximately 16 million pounds of PolyEarthylene per year. Verde has a third large production level machine in house, which Verde expects to be operational by the end of January 2025 or beginning of February 2025, which has the capacity to produce approximately 35 million pounds of PolyEarthylene per year. Verde plans to make modest additional investments in equipment and secure raw material warehousing space between the fourth quarter of 2024 and the first quarter of 2025, which, together with these three machines, will enable Verde to produce approximately 50 million pounds of PolyEarthylene per year in the Fullerton Facility by the end of January 2025 or beginning of February 2025.

Verde anticipates establishing a significantly larger volume manufacturing facility in the Midwestern or Southwestern United States. Verde expects to enter into a lease agreement for this facility and expects to begin buildout for this facility shortly following the Closing, subject to the availability of financing necessary to fund this project. Unless it is able to raise financing sooner, Verde intends to pursue a financing for this project following completion of the Merger. While Verde has selected a geographical area, Verde has not yet selected a site for this large volume manufacturing facility. Verde expects to have a site for this large volume manufacturing facility selected by the Closing. Verde may have difficulty finding sites with appropriate infrastructure and access to raw materials, which could delay Verde’s current plans and timelines with respect to this facility. Verde believes it will take approximately ten months to complete buildout of this facility once it leases facility space and commences the buildout and Verde expects to begin commercial scale production of PolyEarthylene at this facility as soon as it is complete. If the Merger is completed and the necessary financing is obtained in the first quarter of 2025, Verde believes that it would be able to complete the buildout and commence production at this facility by the end of the first quarter of 2026; however, timing of completion of the Merger or the ability to complete the necessary financing, as well as unanticipated costs or delays in the buildout of this facility, including many that are outside of Verde’s control, could arise, which could delay the leasing of facility space, the commencement of the buildout or meeting the desired timing for commencement of production. Verde expects to initially secure equipment for this facility capable of producing 375 million pounds of PolyEarthylene per year by the second quarter of 2026. Verde expects to later expand this facility at full production to 750 million pounds of PolyEarthylene per year by the first quarter of 2027, subject to the availability of funds from operations and/or additional further financing. Following completion of this facility and subject to customer demand and Verde’s ability to secure additional contracts for feedstocks, Verde expects to place additional PolyEarthylene manufacturing facilities in strategic locations around the world near customers in Asia and Europe.

All of Verde’s products to date have been and, at least until such time as the contemplated new large volume manufacturing facility buildout can be completed, will continue to be developed in the Fullerton Facility and then transferred to other facilities upon completion of design and development. Verde’s sole dependence on the Fullerton Facility prior to completion of the large volume manufacturing facility could impair Verde’s ability to produce its products and its business in the event of adverse changes or developments affecting the Fullerton Facility, and limited capacity at the Fullerton Facility will continue to be a significant constraint on the ability of Verde to grow its business until such time as Verde can add additional manufacturing capacity. Following completion of the large volume manufacturing facility, Verde expects to transition most of its product production to such facility, however Verde expects that it will continue to produce product at the Fullerton Facility for existing and prospective customers located in the Western United States and Asia, which Verde expects will allow it to save on transportation costs.

While members of Verde’s team have experience producing resins at scale, and while Verde has to date produced thousands of pounds of PolyEarthylene per day at the Fullerton Facility through the use of its existing manufacturing machines, Verde has no experience in producing large quantities of its products and there can be no assurance that it will be able to produce its products at scale. There are significant technological and logistical challenges associated with producing, marketing, selling and distributing products in the plastics industry, including Verde’s products, and Verde may not be able to resolve all of the difficulties that may arise in a timely or cost-effective manner, or at all.

In addition, Verde will need to attract and retain highly skilled employees as it expands its production capacity and opens additional manufacturing facilities, which employees are in high demand and in short supply. Many of the companies that Verde competes with for experienced employees have greater resources than it and may be able to offer more attractive terms of employment.

•        Research and Development.    Verde is constantly evaluating new materials and new processes to increase the number of biobased feedstocks available for use in its PolyEarthylene resins, to increase the biobased percentage content of PolyEarthylene, enhance performance, reduce costs and accelerate biodegradation. Because Verde does not use a singular material like many of its biobased, biodegradable competitors, Verde is content agnostic and can look to incorporate other biobased polymers into PolyEarthylene over time if necessary and desirable.

•        Expediting Sales and Time to Market.    Verde’s primary focus is to use off the shelf, commercially available feedstocks and to ensure that its PolyEarthylene resins are “drop-in” ready to existing plastic manufacturing equipment. In other words, a global brand can instruct their plastic converter to replace polyethylene or polypropylene with Verde’s PolyEarthylene resins and the product will work in their existing manufacturing equipment. The ability for Verde’s PolyEarthylene resins to be “drop in” ready is critical to the success of Verde’s business as many brands have expressed hesitancy to purchasing biobased, biodegradable products as such products typically fail and result in hours of cleaning of their manufacturing equipment to remove any residue from such products. As a result, most biobased, biodegradable products require factory level equipment set changes by the customer or their converter to run their products, costing the customer valuable time and money. However, even with the ability to be “drop-in” ready, Verde’s products may never gain market acceptance, which could impair Verde’s ability to generate significant revenues.

Verde believes that making Verde’s products “drop-in” ready, shelf stable, and economically feasible provides Verde with the best chance of adoption by global brands and large plastics converters. Verde works with some of the largest plastics converters in the United States to ensure its products work in existing high volume manufacturing equipment and conducts testing on thousands of pounds of PolyEarthylene to ensure that its products are “drop-in” ready. Verde manufactures PolyEarthylene resins in the areas of blown films, extruded sheets that fulfill thermoform applications, injection molding and blow molding. If required, Verde can incorporate post-consumer recycled polyethylene and polypropylene into its formulas or make its resins antistatic or electrostatic dissipative based on prospective customer requirements.

PolyEarthylene resins are designed to naturally degrade upon the introduction of microbes that are prevalent in the earth and landfills. Until Verde’s resins are introduced to a microbe rich environment, they are shelf stable with performance properties similar to traditional polypropylene and polyethylene. Therefore, PolyEarthylene is designed to have similar cycle times and production waste percentages to that of traditional polyolefins.

Because Verde’s products are drop-in ready, Verde’s products can be tested and often approved by smaller customers in several months instead of several years. These attributes of PolyEarthylene can dramatically expedite time to market and allow for near term sales, as well as distribution to existing and prospective customers through Vinmar. Larger customers generally still maintain a longer sales cycle of 12-18 months or more. Through both Verde’s direct outreach and through Vinmar, and based on anticipated purchase orders from Verde’s existing and prospective customers, Verde’s potential sales pipeline is currently in excess of 200 million pounds of PolyEarthylene through 2026 and Verde expects its pipeline to continue to grow.

•        Easing the Transition from Traditional Plastics to PolyEarthylene.    In addition to being used to make limited single use products, Verde develops PolyEarthylene resins for temperature sensitive single use products, for durable applications of single use products like thermoform applications and for durable goods themselves. Verde believes that its biobased, biodegradable grades of PolyEarthylene have the potential to replace most polyethylene and polypropylene durable goods plastic applications. This is a large portion of the market that Verde believes biobased, biodegradable plastics currently cannot serve. Verde is developing new product applications for existing and prospective customers on a regular basis. Verde is currently working on PolyEarthylene resins for extrusion coatings on paper. In addition to developing new and innovative general grades of products for market applications, depending on the size of the application, Verde believes it can also develop custom PolyEarthylene grades to fit specific physical and mechanical product applications.

•        Economic Feasibility.    Verde believes that in order for a biobased, biodegradable resin to become adopted as a replacement for traditional petro-polymers, it must be economically feasible. Other biobased, biodegradable resin companies have significant indirect costs to their customers resulting in high prices which impede adoption. For example, unlike Verde’s bioresins which are “drop-in” ready to customers current manufacturing equipment, most biobased, biodegradable companies require customers or their converters to undergo factory level equipment set changes, which result in added costs to the customer. In addition, these biobased, biodegradable resin companies are highly capital intensive as they are developing new polymers, rather than new resins. They do not use existing materials to make their products quickly and cost effectively. Instead, these companies start with small scale research and development projects that may take many years to develop, and may require extensive capital raises to determine if their products will ever be capable of mass production and eventual scale. These processes are expensive, which result in high prices, typically in the $2.00 to $4.00 per pound price range, which does not account for the significant indirect hidden costs in the form of capital improvements, cycle time reductions and waste. While Verde’s bioresins are typically twice the price of traditional petroleum based polymers, its bioresins are significantly less than other biobased biodegradable resins and Verde is working to further reduce its prices.

Unlike these other biobased, biodegradable resin companies, Verde has and will continue to use commercially available feedstocks to create its PolyEarthylene resins, as well as commercially available equipment that can be modified significantly to produce PolyEarthylene. These strategies have enabled Verde to price its general grades of PolyEarthylene resin at $1.50 to $2.00 per pound based on attributes and performance requirements. Verde expects Braskem to increase its production of biobased polyethylene, and for additional suppliers of green polyethylene to enter the market and begin the production and manufacture of green polyethylene in the next several years, including Dow Chemical. As a result of this anticipated increase in supply and availability of green polyethylene in the market, Verde expects to be able to reduce the price of its PolyEarthylene resins to $1.50 per pound by 2027 and further reduce the price of its PolyEarthylene resins to $1.30 per pound by 2030, and Verde intends to further reduce the price of its PolyEarthylene resins to be similar to that of traditional polyolefins, which Verde believes will help aid in the adoption of its resins.

•        Expand Existing and Develop New Partnerships.    Verde’s strategy includes working with large and highly reputable strategic partners, including petrochemical companies, chemical companies, raw materials suppliers and equipment manufacturers, such as Braskem and other partners Verde is working with through Verde’s relationship with Vinmar, to provide the bio based and other feedstocks and equipment sets necessary to achieve long-term production goals through 2027 and beyond. Verde is currently in the process of converting certain of its supply agreements into long-term take-off agreements, which are agreements between a buyer and a seller that outlines the purchase of a specific amount of product at a set price over a number of years or some other period, to secure feedstocks of up to 750 million pounds of PolyEarthylene per year. Verde will need to either enter into agreements with its existing suppliers to expand their production capacity, enter into agreements with other suppliers, or develop its own feedstocks to scale quicker or further increase capacities. However, Verde may be unable to secure agreements with existing or new suppliers, which could limit Verde’s production capabilities and prevent it from fulfilling existing and prospective customers’ orders, and therefor harm its results of operations and financial condition. Verde is and will continue to remain in discussions with suppliers with feedstock production capabilities and is and will continue to develop new methods or specking in new materials capable of use as feedstocks in PolyEarthylene.

Verde’s Technology

Verde has developed a portfolio of know-how and trade secrets that enable Verde to convert dozens of feedstocks into PolyEarthylene. Verde believes its PolyEarthylene resins can be a complete replacement for traditional petroleum-based polyolefins on a drop-in basis for use in Verde’s existing and prospective customers’ existing equipment, lowering the amount of fossil-based polymers in the environment. Verde’s feedstock selection, the way in which the ingredients are pre-processed, and the PolyEarthylene equipment and manufacturing process are all proprietary to Verde. The materials and equipment sets were developed by Verde’s development, engineering and manufacturing teams with assistance from Verde’s equipment manufacturers under nondisclosure agreements. Without the aid of these engineering and manufacturing teams, Verde would not have the ability to make a single pellet drop-in resin with the attributes desired by its existing and prospective customers.

Verde’s Customers, Products and Services

The plastics market is approximately $600 billion per year in worldwide sales of plastic resins, including bioplastics. Polyolefins, which include polyethylene, polypropylene, elastomers and EVA (ethyl, vinyl and acetate) and which is the portion of the market that Verde is primarily targeting, represent roughly half, or $300 billion, of the total available plastics market. Verde believes that, assuming it can successfully execute on its business plan (including its planned expansion of its manufacturing capacity), in the next three to five years it will be able to produce up to 750 million pounds of its PolyEarthylene resins per year that can be used to serve up to approximately 0.25% of the polyolefins portion of the overall plastics market. Verde aspires, within the next ten years, to serve up to 5%, or $15 billion, of the polyolefins portion of the overall plastics market. Verde intends to sell its PolyEarthylene resins to a wide range of industries, including but not limited to, confectionary, food packaging, shipping, agriculture, beauty packaging, toy, automotive and electronics and electronic packaging. Consumers, environmental and socially aware groups and governments are interested in renewable and sustainable products and protection of the environment. As a result, global brands have hired sustainability officers and made sustainability pledges. Due to this growing awareness around sustainability, many companies shifting their strategic focus to sustainability,

Verde intends to provide its PolyEarthylene products to a diversified customer base across end markets over time. Verde intends to sell its products through direct sales to existing and prospective customers as well as through third party distributors, including Vinmar. In February 2023, Verde entered into a distributor agreement, or the Vinmar Distributor Agreement, with Vinmar, pursuant to which Vinmar agreed to become a non-exclusive distributor of Verde PolyEarthylene products, or the Product, in the United States, Canada and Mexico, or the Territory.

Pursuant to the Vinmar Distributor Agreement, Verde agreed to sell the Product to Vinmar, and Vinmar agreed to purchase the Product from Verde and act as a non-exclusive distributor of the Product in the Territory. Verde retains the right to sell the Product to any current or future customer or Verde authorized distributor or reseller within or outside of the Territory. Vinmar is not subject to any minimum or maximum purchase obligations, and Verde is not subject to any minimum supply obligations, under the Vinmar Distributor Agreement. The Vinmar Distributor Agreement provides for the parties to establish annual sales targets each year during the term of the Vinmar Distributor Agreement; however, these sales targets are non-binding. No sales targets were established for calendar year 2024, and Verde and Vinmar have yet to establish sales targets for any subsequent calendar year.

The initial term of the Vinmar Distributor Agreement is one (1) year from the effective date of the agreement, subject to automatic renewal in accordance with the terms of the Vinmar Distributor Agreement. Each party has the right to terminate the Vinmar Distributor Agreement without cause on ninety (90) days’ prior written notice delivered to the other party. In addition, the non-breaching party has the right to cancel the Vinmar Distributor Agreement upon thirty (30) days’ written notice in the event either party (i) fails to substantially comply with the terms of the Vinmar Distributor Agreement; (ii) becomes insolvent as defined by federal, state or provincial law; (iii) makes an assignment for the benefit of creditors; (iv) applies for, consents to, or suffers the appointment of a receiver or trustee for any part of its property or assets; or (v) fails to provide adequate assurances of performance of the Vinmar Distributor Agreement with thirty (30) days after notice of the non-defaulting party’s insecurity as to such performance.

Other than the Vinmar Distributor Agreement, Verde has not entered into any agreements, or committed to any arrangements, with any third party distributors for the sale and distribution of its PolyEarthylene resins.

In April 2023, Vinmar started selling PolyEarthylene to Vinmar’s customers under the Vinmar Distributor Agreement. From April 2023 through September 30, 2024, Verde has generated revenue from product sales equal to $158,021, with $34,333 of such revenue derived from product sales under the Vinmar Distributor Agreement. Verde is currently working with dozens of existing and prospective customers in various stages of product testing for various applications, including injection molding, thermoform, film, extrusion coating, and blow molding, and has provided large volume samples to more than two dozen of these existing and prospective customers for trials in the large-scale production equipment. Verde is working with existing customers either directly or through third party converters (who purchase pellets or other bioplastics materials and then sell finished product to their customers) on a purchase order basis. These existing and prospective customers service a wide range of industries, including, among others: (i) confectionary; (ii) food and retail packaging; (iii) pet food; (iv) agriculture; (v) cosmetics and beauty packaging; (vi) toy; (vii) automotive; (viii) industrial; (ix) semiconductor; (x) electronics and electronic packaging; and (xi) shipping. In addition, Verde has been in discussions with several prospective customers in the confectionary, food and retail packaging, industrial and electronics and electronic packaging industries about potential purchases of Verde’s PolyEarthylene resins. Most of these existing and prospective customers have operations principally in the United States. The existing and prospective customers in the semiconductor and confectionary industries each have multinational operations. In order to service these existing and prospective customers, Verde will need to have manufacturing capabilities that far exceeds its existing capacity. Verde expects that its existing manufacturing capabilities will be capable of producing approximately 50 million pounds of PolyEarthylene per year at the Fullerton Facility by the end of January 2025 or beginning of February 2025, which would be insufficient to service all of these existing and prospective customers by the end of 2025, in the event that Verde can convert them into actual customers. Therefore, Verde intends to use any proceeds realized from the Merger and subsequent needed financing to expand its manufacturing capacity. To the extent any funds realized from the Merger and any subsequent financing are insufficient for this purpose, Verde expects that it would need to seek additional financing and make additional capital investments in order to increase its current manufacturing capacity and related warehousing capacity to a level that would be able to service these existing and prospective customers and support the company’s desired growth.

Verde intends to sell its PolyEarthylene resins to a wide range of industries, including but not limited to, confectionary, food packaging, shipping, agriculture, beauty packaging, toy, automotive and electronics and electronic packaging. Verde’s current potential sales pipeline of several hundred million pounds a year is substantially in excess of its current capacity. Due to the fact that many of Verde’s existing and prospective customers are large global brand name companies who may potentially require significant quantities of PolyEarthylene, it is possible that a few significant existing and prospective customers may account for a significant portion of Verde’s revenues in any one year or over a period of several consecutive years. The loss of one or more significant customers or a substantial reduction in their orders, among other things, could materially impact Verde’s business and its results of operations. Verde continues to maintain active dialogue with existing and prospective customers both directly and through Vinmar. Following distribution in North America, Verde and Vinmar are in discussions to potentially distribute its products in more than 30 countries worldwide as Verde increases its production capacity. Verde remains in active discussions with additional distributors and may engage additional distributors on an as-needed basis.

Verde currently has the following grades of PolyEarthylene resins for sale to existing and prospective customers:

•        Thermoform:    Verde has three grades of PolyEarthylene available for the production of thermoform applications. These products are biodegradable, curbside recyclable and landfill biodegradable in less than three years. They have differing degrees of strength, flexibility and biodegradability based on application requirements. Verde is currently developing resins for chemical and direct injection foam application.

•        Blown Film:    Verde has several grades of blown film resin based on the physical and mechanical properties required by existing and prospective customers, including temperature, oxygen barrier, strength (dart impact) and tear resistance, electrostatic dissipative or antistatic and landfill biodegradability. Verde’s basic grade has been third party tested to be 64% biobased, PFAS free, BPA free, phthalate free, FDA Title 21 Food Contact Compliant, non-toxic, with physical and mechanical properties tested to be Association of Plastic Recyclers, or APR, compliant for curbside recycling and biodegradable in less than three years. Verde has also developed shrink film, clear film, electrostatic dissipative film and film capable of supporting bags of ice.

•        Injection Molding:    Verde has several grades of injection molding based on the physical and mechanical properties required by existing and prospective customers, including temperature, wall thickness, life hinge, landfill biodegradability.

•        Blow Molding:    Verde has three grades of blow molding based on the physical and mechanical properties required by existing and prospective customers. These grades are biodegradable, curbside recyclable and landfill biodegradable in less than three years. They have differing degrees of strength, flexibility and biodegradation based on application requirements.

In addition, Verde is currently developing biobased landfill biodegradable PolyEarthylene coatings for coated paper applications.

Manufacturing, Sales and Marketing

Verde is continuing to scale its infrastructure across core commercial functions, including increasing its production capacity. Verde has implemented an ERP system to manage its inventory, work-in-progress (WIP) and finished goods and logistics at the Fullerton Facility and additional manufacturing facilities. In addition, as discussed above, Verde expects to lease additional space and establish a large volume facility, which Verde expects to be located in the

Midwestern or Southwestern United States, following completion of the Merger and Verde raising sufficient additional capital through a financing. The Fullerton Facility houses Verde’s research and development team. In addition, Verde has extensive onsite materials at the Fullerton Facility, has purchased additional equipment in the installation process and, subject to the availability of sufficient funds from operations or additional financing for this purpose, expects to lease additional warehousing space to enable Verde to scale its operations at the Fullerton Facility to approximately 50 million pounds per year by the end of January 2025 or beginning of February 2025.

Verde is also continuing to hire qualified personnel to strengthen its team. Verde’s team is led by its Chief Executive Officer, President and Chief Operating Officer, Head of Research and Development, Director of Engineering and Production, Director of Logistics and Operations, Director of Equipment and Manufacturing, Senior Director of Sales and Sustainability Officer, who together have approximately an aggregate of over 200 years of product development, business development and sales experience. Verde has brought in several additional polymer chemists, quality assurance personnel and has commenced ISO 9001-2015 protocols and expects the Fullerton Facility to be certified around the end of 2024.

As discussed in more detail under the heading “— Verde’s Customers, Products and Services”, Verde is currently working with dozens of existing and prospective customers in various stages of product testing of its PolyEarthylene resins, which Verde believes will lead to significant orders for its products in the near term. Verde’s sales and marketing team currently consists of two full-time employees and one part-time employee. Verde also works with a third party to perform marketing and advertising services for its products. In addition, Verde has also established distribution capabilities for its products pursuant to the Vinmar Distributor Agreement. In April 2023, Vinmar began selling Verde’s PolyEarthylene resins to Vinmar’s customers. With a sales cycle of 12 to 18 months and a sales pipeline of several hundred million pounds annually, as well as sufficient customer demand, Verde believes it will be able to reach production capacity limits in sales at the Fullerton Facility within the next 9 to 12 months.

Raw Materials and Suppliers

Verde’s operations depend upon the ability to obtain adequate supplies of raw materials on a timely basis, in particular green polymers such as polyethylene. Certain of these raw materials have limited sources of supply. For example, Braskem is currently the only supplier of biobased polyethylene in the world today. Verde has developed a strategic relationship with Braskem for biobased polyethylene, as well as biobased polypropylene once available by Braskem, and is currently purchasing biobased polyethylene from Braskem on a purchase order basis. In July 2022, Verde entered into a memorandum of understanding, or the Braskem MOU, with Braskem, pursuant to which Braskem and Verde agreed to non-binding terms of a potential long-term strategic partnership for Verde to purchase bio-based polyethylene and, once available, bio-attributed and bio-based polypropylene (the “Product”) from Braskem pursuant to a definitive agreement to be entered into between Verde and Braskem. Verde and Braskem intended for Verde to purchase a total target volume of 225 million pounds of the Product as follows, subject to certain conditions set forth in the Braskem MOU: (i) 25 million pounds in year 1, (ii) 50 million pounds in year 2, (iii) 50 million pounds in year 3, and (iv) 100 million pounds in year 4. Pricing for the Product was intended to be on a case-by-case basis and determined based on the specific profile of each product. Verde agreed to use the Product only for value-added compounds it produces, and agreed that it would not resell the Product or dry-blends. Verde was subject to certain marketing restrictions with respect to its final products. Verde and Braskem intended for the term of the definitive agreement to be for a term of four years, subject to automatic renewal for additional four-year periods. The Braskem MOU terminated by its terms in March 2024. Verde is currently in the process of finalizing an extension of the Braskem MOU. To date, Verde has not entered into any other agreements or arrangements with any other partners or suppliers for the purchase of raw materials, including biobased polyethylene and polypropylene, used in the development of Verde’s products.

While Verde may enter into a long-term supply agreement with Braskem in the future, Verde does not have the sales orders yet to justify entering into such an agreement because such an agreement would impose minimum purchase obligations on Verde. There can be no guarantees that Braskem will be willing or able to supply Verde with sufficient product in the absence of a definitive agreement. In the event Verde is required to obtain alternate sources for raw materials, including those it currently buys from Braskem, Verde may be unable to obtain needed raw materials in sufficient quantities, or on economic terms, in a timely manner, or at all. A lack of availability of raw materials could limit Verde’s production capabilities and prevent it from fulfilling prospective customer orders, and therefore harm its results of operations and financial conditions. Specifically with respect to the raw materials provided by Braskem, a lack of availability of such materials could result in Verde’s products having a lower biobased content, which could impact Verde’s revenues. However, Verde expects Braskem to increase its production of biobased polyethylene, and for additional suppliers of green polyethylene to enter the market and begin the production and manufacture of green polyethylene in the next several years, including Dow Chemical, which would increase the supply and availability of green polyethylene in the market and potentially reduce the price of these products. Verde is constantly evaluating other petrochemical companies interested in producing biobased polymers to enable Verde to grow more rapidly. All of Verde’s other ingredients are either generally available or in small enough quantities to ensure adequate supply from various suppliers. Accordingly, Verde believes it will be able to procure the necessary quantity and quality of raw materials needed to manufacture its products per plan.

Intellectual Property

As of September 30, 2024, Verde’s intellectual property is comprised of trade secrets, know-how and trademarks. Federal trademark applicable ser. no. 90/498745 for VERDE and federal trademark application ser. no. 90/498742 for POLYEARTHYLENE were filed on January 2, 2021. The application for VERDE was allowed on November 30, 2021 and federal trademark reg. no. 7634062 for VERDE was registered on December 31, 2024. The application for POLYEARTHYLENE was allowed on November 23, 2021 and the statement of use was accepted and the application is approved for registration. As of September 30, 2024, Verde does not maintain any patents on PolyEarthylene. Verde’s success depends in part upon its ability to protect its core technology and intellectual property, and Verde relies on a combination of know- how, trade secrets and non-disclosure agreements to establish and protect its intellectual property. While Verde believes patents in most circumstances would not be advantageous to its business, Verde constantly evaluates trade secrets and know-how to determine how best to protect its intellectual property and whether patents would be of value to protecting its technology. In addition, Verde relies on non-disclosure agreements with customers and suppliers to help keep Verde’s technology proprietary.

Government Regulations

Regulation by governmental regulatory authorities in the United States and abroad is a significant factor in the production and marketing of Verde’s products and it impacts whether Verde can develop certain applications and their commercial viability. In order to develop and manufacture products for Verde’s existing and prospective customers and end users, Verde must comply with mandatory procedures, standards and approval processes set by various regulatory bodies. Compliance with these standards can be complicated, and failure to comply with any of these standards can result in significant regulatory and legal consequences. The process for ensuring regulatory compliance is lengthy, expensive and uncertain, and there can be no assurance that, even after such time and expenditures, Verde will be determined by the relevant government authorities to have fully satisfied regulatory standards governing the production and marketing of Verde’s products. In addition, even if regulatory compliance standards are satisfied, a product is subject to continued government agency review and later discovery of previously unknown safety issues or failure to comply with new regulatory requirements may result in restrictions on a product’s marketing or withdrawal of the products from the market, as well as possible civil or similar sanctions.

Verde tests its products in accordance with ASTM D6866, ASTM D5511 and ASTM D5338, and the biodegradable bioplastics industry also focuses on ASTM D6400 certification. Verde also performs third party recycling tests in accordance with the APR.

ASTM D6866

ASTM D6866 testing provides the biobased and biogenic carbon (i.e., carbon that originates from biological sources such as plants, trees and soil) content in a product and directly discriminates between carbon resulting from contemporary carbon input and that derived from fossil-based input. Measurement of a product’s 14C/12C or 14C/13C, or the portion of the carbon in our PolyEarthylene material attributable to biobased sources versus petroleum-based carbon, is determined relative to a carbon-based modern reference standard material, such as NIST Standard Reference Material. Verde has a leading third party laboratory performing ASTM D6866 certified testing to ensure customer confidence in the percentage of biobased content provided in Verde’s various grades of PolyEarthylene resins.

ASTM D5511

ASTM D5511 testing determines the degree and rate of anerobic biodegradation (i.e., the process through which bacteria break down organic matter in the absence of oxygen) of plastic products when placed in high-solids anerobic digester with inoculum produced from the digestate from municipal solid waste, which simulates a landfill environment with high solids, low moisture and minimal water. The plastic test samples are exposed to a methanogenic inoculum, which is an oxygen deprived bacteria or microbe, derived from anaerobic digesters operating on a pretreated household waste. The total carbon in the gas (carbon dioxide and methane) is monitored, evolved during the biodegradation process, is measured as a function of time to determine how much biodegradation occurred. The percentage of biodegradability is established by calculating the percentage of sample carbon converted to methane and carbon dioxide. ASTM D5511 is expected to simulate the high-solids anaerobic environment of a landfill.

Verde has leading third party laboratories performing ASTM D5511 testing on its products. Verde believes this test is significant as approximately 85% of all plastics used in the United States end up in landfills. For Verde’s existing and prospective customers, Verde believes that ASTM D5511 testing will provide confidence that Verde’s products will degrade in less than five years in a landfill environment (typically one to three years), therefore reducing the amount of plastic in the environment as traditional plastics typically take in excess of 500 years to degrade.

ASTM D5338

ASTM D5338 testing determines the degree and rate of aerobic degradation of plastic materials upon exposure to a controlled-composting environment in laboratory conditions. The plastic test samples are exposed to an inoculum that is derived from compost from municipal solid waste. The aerobic composting process takes place in an environment where temperature, aeration and humidity are closely monitored and controlled. ASTM D5338 is the first portion of ASTM D6400 certification, as discussed in more detail below. ASTM D5338 requires 90% yield of conversion of carbon in the plastic sample to gaseous carbon dioxide over 180 days in order to satisfy the first portion of ASTM D6400 certification.

ASTM D5338 testing is important to Verde as it is an accelerated test of industrial compostability which involves stirred materials using air and elevated temperature to accelerate biodegradation as compared to ASTM D5511 which involves lower oxygen levels and temperature which is similar to a landfill environment. The industrial composting environment is specifically designed to enhance biodegradation versus a municipal landfill. ASTM D5338 testing provides Verde with information on how Verde’s products will eventually breakdown in a landfill and, as a result, Verde has internal ASTM D5338 testing to evaluate how its products will perform in a landfill setting. While ASTM D5338 is important to understanding biodegradation, most industrial composting facilities do not accept bioplastics and there is no mechanism to get the bioplastic from homes and business to composting facilities. Therefore, substantially all industrial compostable products ultimately end up in landfills.

ASTM D6400

ASTM D6400 testing is designed to determine if end items (including packaging), which use plastics and polymers as coatings or binders, will compost satisfactorily in large scale aerobic municipal or industrial composting facilities, and demonstrates that a product is biodegradable more than 90% within six months in such facilities. ASTM D6400 testing consists of four parts, which include (i) evaluation of biodegradability in accordance with ASTM D5338 for industrial compostablility, (ii) chemical analysis of biodegradable materials to determine if there are any heavy metals incorporated into the material, (iii) phytotoxicity as measured by plant germination to determine that the material is non-toxic, and (iv) a sieve test (or a gradation test) to determine whether there are any plastic microparticles, which is determined by mesh filtration and sizing analysis.

Some applications for which Verde’s products may be suitable, such as single use food packaging that involve food contact in the United States, is regulated by the FDA. However, California and several other states require ASTM D5338 testing and ASTM D6400 certification for single use products in order for polymer and resin companies to claim such products are industrial compostable. In addition, California does not permit single use products to claim biodegradability unless they are certified industrial compostable. There are currently only a handful of industrial composting facilities that will accept bioplastics in the United States and there is no mechanism to collect bioplastics from the end user and transfer them to industrial composting facilities. Furthermore, as opposed to Verde’s drop-in solution, many biobased biodegradable polymers, which are brittle and temperature sensitive, require stabilizers to be added by the plastic converter to strengthen such polymers and make them more temperature tolerant in order to be processed and maintain their shape following conversion from polymers into products, which stabilizers may prevent such products from being capable of industrial composting. While Verde is currently focused on landfill biodegradability as opposed to industrial compostability as the vast majority of all plastics and bioplastics end up in a landfill, Verde is working to meet ASTM D5338 testing and plans to work to obtain ASTM D6400 certification for some of its products used in single use applications to comply with these regulations to enable Verde to make marketing claims related to its products, which Verde believes are important to customers. If Verde does not achieve ASTM D6400 certification, it may experience a delay or may be prevented in going to market with some of its single use products in a few states, which could result in Verde not achieving its financial forecasts and not fulfilling prospective customer demand.

APR Recycling Testing Guidelines

The Critical Guidance Protocol for PE Film and Flexible Packaging Evaluation establishes that a material meets the guidelines set by the APR for compatibility with the recycling infrastructure and potential for reprocessing into new film articles. This test is used to determine whether there is any potential impact to existing recycling processes or significant deterioration of material properties with reprocessing due to innovative components in plastic flexible packaging film. In other words, the APR tests to insure our PolyEarthylene will recycle well with existing polyethylene and polypropylene materials and will not harm the recycling process. To be compliant, our products need to be tested to confirm that they do not interfere with the current recycling streams. Experimental design, material testing and ultimate trial reprocessing of a material into new film articles are conducted at third-party facilities who coordinate with the APR. This testing is important to Verde and its existing and prospective customers as it confirms that Verde’s products are curbside recyclable under Recycling Category 2, Recycling Category 4 and Recycling Category 5. This is a significant advantage over most bioplastics as they are not recyclable. Thus far Verde has tested one of its film grades with an APR preferred third party lab and the film was confirmed to meet all reprocessing testing requirements.

Biobased and Biodegradability Testing

As discussed above, Verde tests a number of its resins for biobased content certified by independent third-party laboratories. Verde provides biobased testing for substantially all of its products. Two of Verde’s film grade resins are certified for use in the USDA biopreferred program (established by the Federal Government) and Verde expects for several other of its film grade resins to be certified by the first half of 2025. In addition, Verde does extensive biodegradation testing both inhouse and through third parties. Verde has extensive testing capabilities in its biodegradation labs and its physical and mechanical testing lab. Verde’s existing and prospective customers may require bioresin formulations to undergo biodegradability testing to address physical property deterioration in specific environmental conditions. Biodegradation testing ensures products can be effectively marketed and sold and meet existing and prospective customer demands on environmental protection. There can be no assurances that Verde’s products will achieve all favorable testing results required by certain existing and prospective customers in a timely manner, or at all. If Verde’s products do not achieve required testing hurdles, it may experience a delay in or potentially be prevented from going to market with the applicable resin. Such a delay could result in Verde not achieving its financial forecasts and not fulfilling prospective customer demand.

Verde’s products are bio-based and in most cases curbside recyclable and landfill biodegradable under ASTM D5511. As discussed in more detail above, ASTM D5511 tests the percentage of biodegradation in a landfill environment over a given period of time. Like other biobased, biodegradable polymer and resin producers, Verde tests a number of its resins. Verde does not test the biodegradability of end products which will likely take longer to biodegrade depending on the thickness of the product. As existing and prospective customers purchase product for a specific use, such customer may seek to obtain testing covering the customer’s end product.

Verde believes in curbside recycling and landfill biodegradability of renewable and sustainable resins. Only a small fraction of all plastics placed in recycling bins are ever recycled even once. If they are recycled, Verde’s PolyEarthylene will be curbside recycled with traditional plastics in general under Recycling Category 2, Recycling Category 4 and Recycling Category 5. If they are not recycled, PolyEarthylene, along with the vast majority of all plastics and bioplastics in the United States, will end up in a landfill. While Verde believes that industrial compostability is not a solution today, Verde intends to develop certain resins to be certified industrial compostable in order to meet certain state laws enacted around single use products. Verde uses independent third party labs to test some of its bioresins under ASTM D5511 landfill biodegradability and ASTM D5338 biodegradability within an industrial composting environment.

Following passing the ASTM D5338 test, a polymer or resin could be certified industrial compostable under ASTM D6400. In addition to passing ASTM D5338, to be certified ASTM D6400 industrial compostable, a resin must pass toxicity, heavy metals and disintegration testing, as discussed in more detail above. Because ASTM D5338 is one of four components of ASTM D6400 certification, there is no certification issued for passing ASTM D5338. Verde has established standard ASTM D5338 testing capabilities as well as accelerated testing protocols in its in-house lab which has been certified by Columbus Instruments, a leader in testing equipment. Verde plans to test several additional formulas in the near term through independent labs that Verde believes should be able to pass and achieve D6400 certification. Verde will also continue to independently test ASTM D5511. Unlike ASTM D6400, ASTM D5511 is not a pass or fail test; rather, ASTM D5511 shows the percentage of degradation in a landfill environment over a specified period of time. Given the nature of ASTM D5511, no certification is possible under ASTM D5511, including for Verde’s products.

Verde’s Facilities

Verde’s corporate headquarters are located in Fullerton, California, which is also Verde’s PolyEarthylene commercial production facility and houses its research and development laboratories. The Fullerton, California facility is approximately 40,000 square feet of real property. Verde leases this facility under a lease agreement expiring in March 2027 with a five year renewal option.

Employees and Human Capital Resources

As of December 31, 2024, Verde has 18 full-time employees and four consultants all located in the United States. None of Verde’s employees are subject to a collective bargaining agreement and Verde believes it has a good relationship with its employees.

Verde’s human capital objectives are focused on attracting, developing, and retaining talent. Cash compensation and bonus plans, benefits and, following the Merger, equity option grants are designed to attract, retain and to motivate employees, directors, and select consultants to achieve Verde’s corporate objectives.

Legal Proceedings

From time to time, Verde may be a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. Verde has not been and is not currently a party to any material legal proceedings.

VERDE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Verde’s financial condition and results of operations is meant to provide material information relevant to an assessment of the financial condition and results of operations of Verde, including an evaluation of the amounts and uncertainties of cash flows from operations and from outside resources, so as to allow investors to better view Verde from management’s perspective. It should be read in conjunction with the “Business” section and Verde’s unaudited condensed financial statements for the nine months ended September 30, 2024 and 2023, Verde’s audited financial statements for the year ended December 31, 2023 and 2022, and other information included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Verde’s actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” included elsewhere in this proxy statement/prospectus. Additionally, Verde’s historical results are not necessarily indicative of the results that may be expected in any future period.

Overview

Verde Bioresins, Inc. is a bioplastics company specializing in the development and manufacturing of its proprietary brand of bioresin products known as PolyEarthylene®. PolyEarthylene is a renewable and sustainable, highly scalable and economically feasible, plant based resin that is flexible, temperature tolerant, capable of supporting production of durable goods and single-use items such as packaging and food-service items, and designed specifically for a “drop-in” method with existing plastic manufacturing equipment. In addition, PolyEarthylene is generally curbside and industrial recyclable and landfill biodegradable. Verde believes that PolyEarthylene is one of the best available scalable and durable biobased, biodegradable alternatives to traditional petroleum-based plastics, with the potential to allow for accelerated landfill biodegradation and recyclability without losing optimal properties attributed to traditional petroleum-based plastics, such as strength, temperature tolerance, stable shelf life, and a high processing range. Verde has based this belief on a number of factors, including, Verde’s own assessment based on work performed by Verde’s polymer chemistry and chemical and mechanical engineering staff in analyzing Verde’s products and available competitive products, as well as existing and prospective customer perception, adoption and testimonials. Verde’s mission is to achieve widespread commercial production of PolyEarthylene, allowing for the elimination of harmful, toxic and permanent plastic waste in the environment.

Verde has developed an extensive intellectual property portfolio in the form of trade secrets, know-how and trademarks. Verde’s proprietary technology converts sustainable plant-based materials into a portfolio of PolyEarthylene resins, each tailored to a set of specific performance attributes. Verde’s research and development team can match the characteristics of PolyEarthylene to the physical and mechanical properties of traditional petroleum-based plastics to create products according to Verde’s existing and prospective customers’ injection molding, blow molding, blown film and thermoform specifications. Furthermore, Verde’s PolyEarthylene resins can be successfully homogenized with Post-Consumer Recycled (PCR) polymers or made electrostatic dissipative up to 10^9th based on Verde’s existing and prospective customers’ needs.

Verde has developed strong partnerships with large and highly reputable strategic partners, including petrochemical, raw materials and equipment manufacturers, to execute its mission and explore additional sustainable solutions to traditional petroleum-based plastics. For example, Verde has a strategic supplier relationship with Braskem and intends to expand this relationship with Braskem over time. Verde currently researches, develops and tests its resins at its Fullerton Facility with the help of its team of industry veterans with extensive experience in chemical and mechanical engineering, polymer chemistry, polymer production and scale. In addition to the Fullerton Facility, Verde expects to establish its first large volume manufacturing facility, which Verde expects to be located in the Midwestern or Southwestern United States. Verde expects to enter into a lease agreement for this facility and expects to begin buildout of this facility shortly following the Closing, subject to the availability of financing necessary to fund this project. Unless it is able to raise financing sooner, Verde intends to pursue financing for this project following completion of the Merger. Verde believes that it will take approximately ten months to complete buildout of the facility once it leases facility space and commences the buildout and expects to begin commercial scale production of PolyEarthylene as soon as it is complete. If the Merger is completed and the necessary financing is obtained in the first quarter of 2025, Verde believes that it would be able to complete the buildout and commence production at this facility by the end of the first quarter of 2026.

Verde intends to sell its PolyEarthylene products both directly and through third party distributors. Verde has established significant distribution capabilities for its products through its distribution relationship with Vinmar, a leading global plastics distributor with operations in North America, South America, Europe and Asia. Vinmar is carrying Verde’s full line of polyolefin replacement resins from blown film to thermoform from injection molding to blow molding and started selling PolyEarthylene to Vinmar’s customers in April 2023. In addition, Verde is working with dozens of existing and prospective customers, including leading global brands, in various stages of product testing. Verde is working with existing customers either directly or through third party converters (who purchase pellets or other bioplastics materials and then sell finished product to their customers). Verde intends to provide its PolyEarthylene products to a diversified customer base across end markets over time. Furthermore, Verde is working with some of the largest plastics converters in the United States to ensure its products work in existing high volume manufacturing equipment.

Recent Developments

Merger

On October 23, 2024, Verde entered into the Merger Agreement with Nxu, Merger Sub I and Merger Sub II, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub I will merge with and into Verde, with Verde continuing as a wholly owned subsidiary of Nxu and the surviving corporation of the First Merger, and promptly following the First Merger, Verde will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving entity of the Second Merger. The Merger is anticipated to be accounted for as a reverse acquisition within the scope of ASC 805. Under this method of accounting, Nxu will be treated as the accounting acquiree for financial statement reporting purposes. Each of the board of directors of Verde and Nxu has unanimously approved the transactions contemplated by the Merger Agreement, including the Merger. The transaction will require the approval of the stockholders of Nxu and Verde prior to the Closing.

The transaction is subject to other customary closing conditions and is expected to close in the first quarter of 2025. Transaction consideration to Verde stockholders will consist of newly issued shares of Nxu as Verde stockholders will exchange their interest in Verde for interests in Nxu. The Merger is not expected to provide a material amount of new capital for the funding of Verde’s business. Instead, Verde expects that the combined company will be required to raise up to approximately $50.0 million following completion of the Merger to primarily support capital expenditures for additional warehouse space to support the planned increased manufacturing capacity at the Fullerton Facility, capital expenditures and buildout of, and inventory buildup for, Verde’s planned new large scale manufacturing facility expected to be established in the Midwestern or Southwestern United States and for other working capital and general corporate purposes. There can be no assurances that the combined company will be successful in raising the needed financing. If the needed financing cannot be raised in a timely manner or at all, Verde may be delayed in or prevented from pursuing the new facility and its other business plans, and its business, results of operations and financial condition may be materially adversely affected.

Total non-recurring transaction costs are estimated at approximately $5.0 million, of which Verde expects the substantial majority to be capitalized as an offset to equity. See “SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION” included elsewhere in this proxy statement/prospectus. Verde will be deemed the accounting acquiror and the combined company will be the successor SEC registrant, meaning that Verde’s financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC. The acquisition of Nxu will be recorded as a business combination under ASC 805. As this is a reverse acquisition, the financial statements will be issued under the name of the legal parent but described in the notes as a continuation of the financial statements of the accounting acquirer. Comparative information presented in the consolidated financial statements will be adjusted retroactively to reflect the resulting legal capitalization of Nxu as a result of the Merger. Following the Merger, the management team of the combined company largely will be comprised of Verde personnel. Verde management has no significant experience managing a public company. As a result, Verde will be required to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. The combined company will incur significant additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, and additional internal and external accounting and legal and administrative resources, including increased audit and legal fees and increased personnel costs, which Verde did not incur as a private company.

Convertible Promissory Note and Warrant Financings

February 2023

In February 2023, Verde issued to Acuitas a senior secured convertible promissory note (the “February 2023 Note”) with an aggregate principal amount of $4,000,000, documenting Acuitas’s prior two equal cash transfers to Verde, which aggregated to $4,000,000 and which were made on March 31, 2022 and November 2, 2022. The February 2023 Note accrues interest on (i) $2,000,000 of the principal amount outstanding commencing on and including March 31, 2022 (the “First Interest Accrual Date”), and (ii) $2,000,000 of the principal amount outstanding commencing on and including November 2, 2022, each at an interest rate of 10% per annum. Unless earlier converted or repaid, on or after (i) the 12-month anniversary of the First Interest Accrual Date, provided that such date shall be automatically extended by a period of six (6) months if Verde enters into a business combination agreement with TLGY Acquisition Corporation on or before March 18, 2023 (the “Maturity Date”), or (ii) any time on or after the occurrence of an event of default (as defined in the February 2023 Note), the entire outstanding principal and accrued interest under the February 2023 Note shall, at the option of Acuitas, be either due and payable or converted into shares of Verde common stock. The number of shares of Verde common stock into which the outstanding principal and accrued interest will convert shall be equal to the quotient of (i) such outstanding principal and accrued interest amount divided by (ii) $5,000,000 divided by the fully diluted capitalization of Verde as of the applicable date of determination (which capitalization shall exclude any equity securities issuable upon conversion of the February 2023 Note and the February 2023 Warrant (as defined below)) (the “February 2023 Capped Price”), in accordance with the terms of the February 2023 Note. In the event of a qualified conversion event (as defined in the February 2023 Note), the outstanding principal amount and accrued interest will automatically convert into Verde common stock or other equity securities at a price per share equal to the February 2023 Capped Price as determined immediately prior to the consummation of such event. In June 2023, Verde and Acuitas entered into an amendment No. 1 to the February 2023 Note, pursuant to which the Maturity Date was extended from March 31, 2023 to April 29, 2024. The February 2023 Note matured on April 29, 2024.

In addition, in connection with the issuance of the February 2023 Note, Verde issued and sold to Acuitas a warrant (the “February 2023 Warrant”) to purchase that number of shares of Verde common stock equal to (i) $4,000,000, divided by (ii) $5,000,000 divided by the fully diluted capitalization of Verde immediately prior to the exercise of the February 2023 Warrant and the conversion of the February 2023 Note (which capitalization shall exclude any equity securities issuable upon conversion of the February 2023 Note and exercise of the February 2023 Warrant), as set forth in the February 2023 Warrant, which number of shares is to be determined at the close of business on the day prior to Verde’s receipt of Acuitas’s notice of exercise of the February 2023 Warrant, for an aggregate exercise price of $4,000,000. The exercise price for the February 2023 Warrant will be equal to (i) $4,000,000 divided by (ii) the number of shares of Verde common stock issuable upon exercise of the February 2023 Warrant, as determined in accordance with the foregoing sentence. In March 2023, Verde and Acuitas amended and restated the February 2023 Warrant to reflect that the February 2023 Warrant is exercisable for up to 3,571,130,758 shares of Verde common stock, at an initial purchase price of $0.00112009340208 per share, for an aggregate exercise price of $4,000,000. The February 2023 Warrant is exercisable at any time or from time to time on or after the date of issuance and prior to March 30, 2027.

June 2023

In June 2023, Verde issued and sold to Acuitas a senior secured convertible promissory note (the “June 2023 Note” and together with the February 2023 Note, the “2023 Notes”) with an aggregate principal amount of $5,500,000, for cash consideration of $5,500,000. The June 2023 Note accrues interest on $5,500,000 of the principal amount outstanding commencing on and including April 19, 2023, at an interest rate of 10% per annum. Unless earlier converted or repaid, the entire outstanding principal and accrued interest under the June 2023 Note shall, at the option of Acuitas, be either due and payable or converted into shares of Verde common stock, on or after (i) the 12-month anniversary of April 19, 2023 or (ii) any time on or after the occurrence of an event of default (as defined in the June 2023 Note). The number of shares of Verde common stock into which the outstanding principal and accrued interest will convert shall be equal to the quotient of (i) such outstanding principal amount and accrued interest divided by (ii) $5,000,000 divided by the fully diluted capitalization of Verde as of the applicable date of determination (which capitalization shall exclude any equity securities issuable upon conversion of the June 2023 Note and the June 2023 Warrant (as defined below)) (the “June 2023 Capped Price”), in accordance with the terms of the June 2023 Note. In the event of a qualified conversion event (as defined in the June 2023 Note), the outstanding principal amount and accrued interest will automatically convert into Verde common stock or other equity securities at a price per share equal to the June 2023 Capped Price as determined immediately prior to the consummation of such event. The June 2023 Note matured on April 19, 2024.

In addition, in connection with the issuance of the June 2023 Note, Verde issued and sold to Acuitas a warrant (the “June 2023 Warrant” and together with the February 2023 Warrant, the “2023 Warrants”) exercisable for up to 8,838,548,625 shares of Verde common stock, at an initial purchase price of $0.00062227411234000 per share, for an aggregate exercise price of $5,500,000. The warrant is exercisable at any time or from time to time on or after the date of issuance and prior to June 15, 2028.

On June 19, 2023, Acuitas transferred and assigned all of the issued and outstanding shares of Verde common stock and warrants, including the February 2023 Warrant and the June 2023 Warrant, as well as all outstanding secured convertible promissory notes issued by Verde to Acuitas (including security agreements relating thereto), including the February 2023 Notes and the June 2023 Note, to Humanitario.

In connection with the Closing, each of the February 2023 Note, the February 2023 Warrant, the June 2023 Note and the June 2023 Warrant will be exchanged for shares of common stock of the combined company and will no longer remain outstanding upon completion of the Merger. Assuming the consummation of the Merger occurred on December 31, 2024, each of the February 2023 Note, the February 2023 Warrant, the June 2023 Note and the June 2023 Warrant would have been exchanged for 3,115,068,492 shares, 3,571,130,758 shares, 12,874,520,547 shares and 8,838,548,625 shares, respectively, of common stock of the combined company.

2024 Notes

In March 2024, Verde issued to Humanitario a senior secured convertible promissory note (the “March 2024 Note”) with an aggregate principal amount of $1,250,000.

In April 2024, Verde issued to Humanitario a senior secured convertible promissory note (the “April 2024 Note”) with an aggregate principal amount of $500,000.

In June 2024, Verde issued to Humanitario a senior secured convertible promissory note (the “June 2024 Note”) with an aggregate principal amount of $750,000.

In July 2024, Verde issued to Humanitario a senior secured convertible promissory note (the “July 2024 Note”) with an aggregate principal amount of $500,000.

In August 2024, Verde issued to Humanitario a senior secured convertible promissory note (the “August 2024 Note”) with an aggregate principal amount of $500,000.

In October 2024, Verde issued to Humanitario a senior secured convertible promissory note (the “October 2024 Note”) with an aggregate principal amount of $500,000.

In November 2024, Verde issued to Humanitario a senior secured convertible promissory note (the “November 2024 Note”) with an aggregate principal amount of $500,000.

In December 2024, Verde issued to Humanitario a senior secured convertible promissory note (the “December 2024 Note” and, together with the March 2024 Note, the April 2024 Note, the June 2024 Note, the July 2024 Note, the August 2024 Note, the October 2024 Note and the November 2024 Note, the “2024 Notes”) with an aggregate principal amount of $500,000.

The 2024 Notes accrue interest at a fixed rate equal to 10% per annum, compounded monthly. Unless earlier converted or repaid, the entire outstanding principal and accrued interest under each of the 2024 Notes shall, at the option of Humanitario, be either due and payable or converted into shares of Verde common stock, on or after (i) September 5, 2025 or (ii) any time on or after the occurrence of an event of default (as defined in the 2024 Notes).

The number of shares of Verde common stock into which the outstanding principal and accrued interest outstanding under each of the 2024 Notes will convert shall be equal to the quotient of (i) the outstanding principal amount and accrued interest under each such 2024 Note divided by (ii) $5,000,000 divided by the fully diluted capitalization of Verde as of the applicable date of determination (which capitalization shall exclude any equity securities issuable upon conversion of the applicable converting 2024 Note) (the “2024 Note Capped Price”), in accordance with the terms of the 2024 Notes. In the event of a qualified conversion event (as defined in the 2024 Notes), the outstanding principal amount and accrued interest under each of the 2024 Notes will automatically convert into Verde common stock or other equity securities at a price per share equal to the 2024 Note Capped Price as determined immediately prior to the consummation of such event.

In connection with the Closing, each of the March 2024 Note, the April 2024 Note, the June 2024 Note, the July 2024 Note, the August 2024 Note, the October 2024 Note, the November 2024 Note and the December 2024 Note will be exchanged for         shares of common stock of the combined company and will no longer remain outstanding upon completion of the Merger. Assuming the consummation of the Merger occurred on December 31, 2024, each of the March 2024 Note, the April 2024 Note, the June 2024 Note, the July 2024 Note, the August 2024 Note, the October 2024 Note, the November 2024 Note and the December 2024 Note would have been exchanged for 6,783,445,000 shares, 2,682,555,000 shares, 3,968,365,000 shares, 2,610,545,000 shares, 2,585,795,000 shares, 2,556,425,000 shares, 2,533,575,000 shares and 2,508,880,000 shares, respectively, of common stock of the combined company.

Vinmar Distribution Partnership

In February 2023, Verde entered into a distribution agreement with Vinmar for the distribution of its PolyEarthylene resins throughout the United States, Canada and Mexico. In April 2023, Vinmar started selling PolyEarthylene to its customers. The typical sales cycle for Verde’s products is 12 to 18 months.

Comparability of Financial Information

Verde’s results of operations and statements of assets and liabilities, and in particular general and administrative expense and interest expense, may not be comparable between periods as a result of various financing activities during the respective periods and the abandoned business combination with TLGY Acquisition Corporation.

Key Factors Affecting Verde’s Performance

Verde believes that its performance and future success depends on several factors that present significant opportunities for Verde but also pose risks and challenges, including those discussed below and in the “Risk Factors” section included elsewhere in this proxy statement/prospectus.

Components of Results of Operations

Verde’s net loss increased in 2024 from 2023, primarily due to increases in interest expense as a result of the issuance of convertible notes related to the 2024 Notes. Verde’s expenses will likely increase in the future as Verde develops and introduces new and innovative bioresins and continues to improve its existing PolyEarthylene products, expands its manufacturing capacity in the Fullerton Facility to approximately 50 million pounds of PolyEarthylene per year, commences and completes the buildout of its planned large volume manufacturing facility expected to be located in the Midwestern or Southwestern United States, scales it operations, continues to market PolyEarthylene to existing and prospective customers, and develops Nxu’s electronic vehicle charging business, as well as a result of public company related expenses going forward. Verde has not been profitable since its inception, and as of September 30, 2024 and December 31, 2023, Verde’s accumulated deficit was $34,575,128 and $26,349,837, respectively. Verde’s ability to become profitable in the future will depend on its ability to successfully market and sell its bioresins and services, as well as appropriately control costs and realize economies of scale. Since inception, Verde has financed its operations through private placements of its common stock, warrants and convertible notes.

Revenues

Prior to April 2023, Verde had not realized any revenue from product sales since its inception in March 2020. Verde began generating revenue from product sales in April 2023, all of which have been attributable to sales of PolyEarthylene in connection with direct sales and distribution of PolyEarthylene, including in connection with Verde’s distribution partnership with Vinmar. Revenues from product sales to date since April 2023 have been minimal.

As of September 30, 2024, Verde had production capacity of approximately 16 million pounds of PolyEarthylene per year in the Fullerton Facility. The most significant driver of PolyEarthylene related revenue growth is the pace of adoption of Verde’s materials and Verde’s ability to acquire and install additional production equipment. Verde intends to further scale its processes by completing installation of manufacturing equipment capable of producing approximately 35 million pounds of PolyEarthylene per year, and expects to have approximately 50 million pounds of annual production capacity in the Fullerton Facility by the end of January 2025 or beginning of February 2025. Verde expects to have its large volume manufacturing machine at the Fullerton Facility operational by the end of January 2025 or beginning of February 2025.

Verde expects that its revenue will primarily be impacted by the timing of, and execution against, existing and prospective customer contracts. Verde has several production grades of its products that are available directly from Verde or through its distribution partner, Vinmar. As needed, Verde believes that its research and development team can create custom designed PolyEarthylene grades to meet a customer’s specifications. Upon the completion of research and development, Verde expects that its customers will generally enter into long-term supply agreements with Verde for the developed product solutions. Verde’s ability to grow its revenue depends on its ability to achieve a track record of developing successful bioresin formulations for Verde’s customers and its ability to effectively transition those customer formulations to commercial scale production.

Cost of Sales

Cost of sales is comprised of direct costs associated to raw materials and ingredients, and labor costs.

Operating Expenses

Operating expenses primarily include selling, general and administrative expenses, and research and development expenses. The most significant component of Verde’s operating expenses are raw material costs. Verde expects to continue to invest substantial resources to support its growth. Verde anticipates that each of the following categories of operating expenses will increase the absolute dollar amount and decrease as a percentage of revenue for the foreseeable future: raw materials, manufacturing overhead, sales, general and administrative expenses, and research and development expenses.

Selling Expenses

Selling expenses include salaries and benefits including direct sales and marketing expenses, public relations and marketing activities, travel, and distributor reimbursements (if any).

General and Administrative Expenses

General and administrative expenses consist of salaries, corporate administration expenses, legal expenses associated with the abandoned business combination with TLGY Acquisition Corporation, and elements of depreciation, rent and facility expenses. Verde expects to incur significant additional expenses associated with transitioning to, and operating as, a public company, audit, tax and accounting costs, investor relations costs, higher insurance premiums and compliance costs.

Research and Development Expenses

Research and development costs are expensed as incurred. Research and development expenses include personnel costs associated with research and development activities, including third-party contractors to perform research, conduct testing (including third party testing) and manufacture new product samples. Verde accrues for costs incurred by external service providers based on its estimates of services performed and costs incurred. These estimates include the level of services performed by third parties. Based on the timing of amounts invoiced by service providers, Verde may also record payments made to those providers as prepaid expenses that will be recognized as expense in future periods as the related services are rendered.

Results of Operations

The results of operations presented below should be reviewed in conjunction with Verde’s unaudited condensed financial statements for the nine months ended September 30, 2024 and 2023 and Verde’s audited financial statements for the years ended December 31, 2023 and 2022, and other information included elsewhere in this proxy statement/prospectus.

Nine months ended September 30, 2024 compared to nine months ended September 30, 2023

The following table sets forth Verde’s unaudited statements of operations for the nine months ended September 30, 2024 and 2023:

	Nine months ended September 30,
	2024 (unaudited)	2023 (unaudited)	Change	% Change
Sales	$50,137	$107,884	$(57,747)	(53.5)%
Cost of Sales	(27,124)	(60,067)	32,943	(54.8)%
Gross Profit	23,013	47,817	(24,804)	(51.9)%
Operating expenses:
Selling expenses	462,165	293,809	168,356	57.3%
General and administrative	2,758,588	3,573,136	(814,548)	(22.8)%
Research and development	1,016,387	808,869	207,518	25.7%
Loss from operations	(4,214,127)	(4,627,997)	413,870	(8.9)%
Interest expense	(4,011,164)	(3,885,786)	(125,378)	3.2%
Net loss before income taxes	(8,225,291)	(8,513,783)	(288,492)	3.4%
Income taxes	—	—	—	—
Net loss	$(8,225,291)	$(8,513,783)	$(288,492)	(3.4)%

Sales

Sales decreased by $57,747, or 53.5%, for the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023. The decrease in sales was due to sample sales of PolyEarthylene resins to prospective customers for product trials during the nine months ended September 30, 2023 that did not re-occur during the nine months ended September 30, 2024, however Verde is still in discussion with most of these prospective customers for future product purchase orders.

Cost of Sales

Costs of sales decreased by $32,943, or 54.8%, for the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023. The decrease in cost of sales was due to a decrease in sales.

Gross Profit

Gross profit decreased by $24,804, or 51.9%, for the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023. The decrease in gross profit was due to a decrease in sales.

Selling Expenses

Selling expenses increased by $168,356, or 57.3%, for the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023. The increase in selling expenses was due to the vesting of stock based compensation and an increase in website and advertising development costs.

General and Administrative Expenses

General and administrative expenses decreased by $814,548, or 22.8%, for the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023. The decrease in general and administrative expenses was primarily due to higher legal expenses in the 2023 period in connection with Verde’s contemplated business combination with TLGY Acquisition Corporation. General and administrative expenses consist of administrative employees’ salary, rent, depreciations, insurance, professional fees, and other expenses needed to operate Verde’s facilities.

Research and Development Expenses

Research and development expenses increased by $207,518, or 25.7%, for the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023. The increase in research and development expenses was due to the hire of an additional employee and extensive third party testing charges.

Interest Expense

Interest expense increased by $125,378, or 3.2%, for the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023. The increase in interest expense was due to interest expense and amortization of debt discount on the 2024 Notes.

During 2022, Verde issued convertible notes with a face value totaling $4,000,000 with a stated interest rate of 10% and has an original maturity date of March 31, 2023. In June 2023, Verde and Acuitas amended the February 2023 Note, pursuant to which the Maturity Date was extended from March 31, 2023 to April 29, 2024. In connection with the issuance of the convertible notes, Verde also issued a warrant, exercisable to acquire 3,571,130,758 shares of its common stock. Each warrant will be exercisable by the holder beginning March 31, 2022 and continuing for a period of three years thereafter. The warrants are exercisable at $0.0011 per share of common stock, subject to adjustments for certain dilutive events. The provisions in the warrants require Verde to account for the warrants as equity. Verde recognized a discount to debt at issuance of $2,863,190 related to the initial fair value of the warrants. As a result of the convertible notes having a lower effective conversion price considering the value allocated to the warrants, Verde has recognized a beneficial conversion feature of $1,136,810. The beneficial conversion feature and the fair value of the warrants are collectively considered the debt discount. Verde recorded a debt discount in the amount of $4,000,000 at issuance which is being amortized over the life of the convertible notes using the effective interest method.

In June 2023, Verde issued convertible notes with a face value totaling $5,500,000 with a stated interest rate of 10%. In connection with the issuance of the convertible notes, Verde also issued warrants, exercisable to acquire 8,838,548,625 shares of its common stock. The warrant is exercisable at any time or from time to time on or after the date of issuance and prior to June 15, 2028. The warrant is exercisable at $0.0006 per share of common stock, subject to adjustments for certain dilutive events. The provisions in the warrant require Verde to account for the warrant as equity. Verde recognized a discount to debt at issuance of $5,129,270 related to the initial fair value of the warrant. As a result of the convertible notes having a lower effective conversion price considering the value allocated to the warrant, Verde has recognized a beneficial conversion feature of $370,730. The beneficial conversion feature and the fair value of the warrant is collectively considered the debt discount. Verde recorded a debt discount in the amount of $5,500,000 at issuance which is being amortized over the life of the convertible notes using the effective interest method.

In March 2024, Verde issued to Humanitario a senior secured convertible promissory note with an aggregate principal amount of $1,250,000. In April 2024, Verde issued to Humanitario a senior secured convertible promissory note with an aggregate principal amount of $500,000. In June 2024, Verde issued to Humanitario a senior secured convertible promissory note with an aggregate principal amount of $750,000. In July 2024, Verde issued to Humanitario a senior secured convertible promissory note with an aggregate principal amount of $500,000. In August 2024, Verde issued to Humanitario a senior secured convertible promissory note with an aggregate principal amount of $500,000. In October 2024, November 2024, and December 2024, Verde issued to Humanitario senior secured convertible promissory notes, each with an aggregate principal amount of $500,000. The 2024 Notes accrue interest at a fixed rate equal to 10% per annum, compounded monthly.

As a result of the convertible notes having a lower effective conversion price considering the value allocated to the fair value of the common stock at commitment date, Verde has recognized a beneficial conversion feature of $3,500,000 on the 2024 Notes in 2024. The beneficial conversion feature on the 2024 Notes is considered the debt discount. Verde recorded a debt discount in the amount of $3,500,000 at issuance of the 2024 Notes which are being amortized over the life of the respective convertible notes using the effective interest method.

During the nine months ended September 30, 2024 and 2023, Verde recognized interest expense on convertible notes of $3,083,247 and $3,299,880, respectively, for amortization of debt discount recorded as part of interest expense on the consolidated statements of operations. As of September 30, 2024, the whole $4,000,000 of the debt discount on the February 2023 Note and the whole $5,500,000 of the debt discount on the June 2023 Note have been amortized to interest expense since the original maturity date was reached before Verde extended it to its new maturity date and $1,125,319 debt discount on the 2024 Notes has been amortized to interest expense. In addition, the convertible notes also include put options in the event of default and change in control as defined in the convertible notes. The value of such options was immaterial as of the issuance date and September 30, 2024.

In connection with the Closing, the 2023 Notes, the 2023 Warrants and the 2024 Notes will be exchanged for shares of common stock of the combined company and will no longer remain outstanding upon completion of the Merger. As a result, Verde does not expect to be incurring interest expense on the 2023 Notes, the 2023 Warrants and the 2024 Notes following completion of the Merger.

Income Taxes

Verde provides for income taxes using the asset and liability approach. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As of September 30, 2024, Verde had a full valuation allowance against its deferred tax assets.

For the nine months ended September 30, 2024 and 2023, Verde did not record any income tax expense. No tax benefit was recorded in relation to the pre-tax loss for the nine months ended September 30, 2024 and 2023, due to a full valuation allowance to offset any deferred tax asset related to net operating loss carry forwards attributable to the losses.

Net loss

For the nine months ended September 30, 2024, Verde’s net loss decreased by $288,492, or 3.43%, compared to the nine months ended September 30, 2023. The decrease in net loss was primarily due to the increase in interest expenses on convertible notes partially offset by the decrease in legal and professional fees associated with the abandoned business combination with TLGY Acquisition Corporation.

Year ended December 31, 2023 compared to year ended December 31, 2022

The following table sets forth Verde’s operations for the year ended December 31, 2023 and December 31, 2022, respectively:

	Year ended December 31, 2023	Year ended December 31, 2022	Change	%
Sales	$107,884	—	107,884	100%
Cost of Sales	(60,067)	—	(60,067)	100%
Gross Profit	47,817	—	47,817	100%
Costs and expenses:
Selling expenses	419,167	287,542	131,625	45.8%
General and administrative	4,782,685	2,272,536	2,510,149	110.5%
Research and development	1,181,534	980,741	200,793	20.5%
Loss from operations	(6,335,569)	(3,540,819)	(2,794,750)	78.9%
Interest expense	(5,775,781)	(2,820,223)	(2,955,558)	104.8%
Other income/(expense), net	—	(28,234)	28,234	(100.0)%
Net loss before income taxes	(12,111,350)	(6,389,276)	(5,722,074)	89.6%
Income taxes	—	—
Net loss	$(12,111,350)	$(6,389,276)	$(5,722,074)	89.6%

Sales

Verde generated sales of $107,884 for the year ended December 31, 2023. Verde did not generate sales for the year ended December 31, 2022. Prior to April 2023, Verde had not realized any revenue from product sales since its inception in March 2020. Verde began generating revenue from product sales in April 2023.

Cost of Sales

Cost of sales was $60,067 for the year ended December 31, 2023 compared to $0 for the year ended December 31, 2022. Prior to April 2023, Verde had not realized any revenue from product sales since its inception in March 2020. Verde began generating revenue from product sales in April 2023.

Gross Profit

Gross profit was $47,817 for the year ended December 31, 2023 compared to $0 for the year ended December 31, 2022. Prior to April 2023, Verde had not realized any revenue from product sales since its inception in March 2020. Verde began generating revenue from product sales in April 2023.

Selling Expenses

Selling expenses increased by $131,625, or 45.8%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase in selling expenses was primarily driven by wages paid to Verde’s former Chief Commercialization Officer, who was hired as a full time employee in 2022 and on payroll for the entirety of 2023.

General and Administrative

General and administrative expenses increased by $2,510,149, or 110.5%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase in general and administrative expenses was primarily driven by an increase in legal, professional, and consulting costs rendered in connection with Verde’s potential business combination with TLGY Acquisition Corporation.

Research and Development

Research and development expenses increased by $200,793, or 20.5%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase in research and development expenses was due to additional employees during the year ended December 31, 2023.

Interest expense

Interest expense increased by $2,955,558, or 104.8%, for the year ended December 31, 2023 compared to the year ended December 31, 2022. The increase in interest expense was due to interest expense and amortization of debt discount on the June 2023 Note.

During 2022, Verde issued convertible notes with a face value totaling $4,000,000 with a stated interest rate of 10% and a maturity date of March 31, 2023. In connection with the issuance of the convertible notes, Verde also issued warrants, exercisable to acquire 3,571,130,758 shares of its common stock. Each warrant will be exercisable by the holder beginning March 31, 2022 and continuing for a period of three years thereafter. The warrants are exercisable at $0.0011 per share of common stock, subject to adjustments for certain dilutive events. The provisions in the warrants require Verde to account for the warrants as equity. Verde recognized a discount to debt at issuance of $2,863,190 related to the initial fair value of the warrants. As a result of the convertible notes having a lower effective conversion price considering the value allocated to the warrants. Verde has recognized a beneficial conversion feature of $1,136,810. The beneficial conversion feature and the fair value of the warrants are collectively considered the debt discount. Verde recorded a debt discount in the amount of $4,000,000 at issuance which is being amortized over the life of the convertible notes using the effective interest method.

During 2023, Verde issued convertible notes with a face value totaling $5,500,000 with a stated interest rate of 10% and a maturity date of June 15, 2028. In connection with the issuance of the convertible notes, Verde also issued warrants, exercisable to acquire 8,838,548,625 shares of its common stock. The warrants are exercisable at $0.0006 per share of common stock, subject to adjustments for certain dilutive events. The provisions in the warrants require Verde to account for the warrants as equity. Verde recognized a discount to debt at issuance of $5,129,270 related to the initial fair value of the warrants. As a result of the convertible notes having a lower effective conversion price considering the value allocated to the warrants. Verde has recognized a beneficial conversion feature of $370,730. The beneficial conversion feature and the fair value of the warrants are collectively considered the debt discount. Verde recorded a debt discount in the amount of $5,500,000 at issuance which is being amortized over the life of the convertible notes using the effective interest method. As of December 31, 2023, the whole $4,000,000 debt discount on February 2023 Note has been amortized to interest expense and $3,542,072 debt discount on June 2023 has have been amortized to interest expense.

In connection with the Closing, the 2023 Notes and the 2023 Warrants will be exchanged for shares of common stock of the combined company and will no longer remain outstanding upon completion of the Merger. As a result, Verde does not expect to be incurring interest expense on the 2023 Notes or the 2023 Warrants following completion of the Merger.

Other expense, net

Verde did not record other expense, net for the year ended December 31, 2023.

Verde recorded other expense, net of $28,234 for the year ended December 31, 2022 due to a one-time loss on disposal of property and equipment during 2022.

Income taxes

Verde provides for income taxes using the asset and liability approach. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2023, Verde had a full valuation allowance against its deferred tax assets.

For the years ended December 31, 2023 and 2022, Verde did not record any income tax expense.

Net loss

For the year ended December 31, 2023, Verde’s net loss increased by $5,722,074, or 89.6%, compared to the year ended December 31, 2022. The increase in net loss was primarily due to the increase in interest expenses on convertible notes and increases in legal and professional fees associated with the abandoned business combination with TLGY Acquisition Corporation.

Liquidity and Capital Resources

As of September 30, 2024 and December 31, 2023, Verde had $226,965 and $962,725, respectively, in cash and cash equivalents and an accumulated deficit of $34,575,128 and $26,349,837, respectively. Since inception, Verde has financed its operations primarily through issuances of common stock, warrants and convertible debt.

Verde’s future liquidity and capital requirements will depend on many factors, including proceeds it can realize through financings either in connection with or following completion of the Merger, its revenue growth rate, the timing and extent of spending by Verde to support further sales and marketing and research and development efforts, the degree at which Verde is successful in launching new business initiatives and the costs associated with such initiatives, capital expansion requirements and raw material inventory purchases and the growth of its business generally. Verde has been and is currently experiencing a period of limited liquidity resulting from the transition from a development stage company to an operating company and the ongoing and planned expansion of production capacity at the Fullerton Facility to enable Verde to become cashflow positive following necessary sales contracts. Verde believes that its current cash and cash equivalents is sufficient to fund Verde’s planned expansion of manufacturing capacity at the Fullerton Facility to 50 million pounds per year by the end of January 2025 or beginning of February 2025, although upon such expansion it will also require additional warehousing capacity, for which it may need to raise funds if funds from product sales are not sufficient to fund the addition of such additional warehousing space. While Verde believes it will be able to eventually establish an ongoing source of revenue that will be sufficient to cover its ongoing and planned operating expenses, there can be no assurance that Verde will ever be successful in generating meaningful revenue. As Nxu does not currently have any significant cash, cash equivalents, marketable securities or other liquid assets, Verde does not expect to realize any meaningful improvement in its liquidity as a direct result of the Merger. Rather, Verde will be dependent on its ability to raise capital or otherwise generate liquidity following completion of the Merger.

Since inception, Verde has generated immaterial revenue (with its first revenue being generated in April 2023) and incurred substantial and recurring losses and Verde may continue to incur substantial losses in the foreseeable future. Verde’s primary purpose in undertaking the Merger is to provide it with access to public markets to raise capital needed to grow its business, including funds that are needed to permit it to build out additional production capacity. Verde anticipates that it will need to raise approximately $50 million to fund expected lease costs associated with an additional warehouse to support the expanded manufacturing capacity at the Fullerton Facility, as well as expected lease costs, buildout and equipment costs associated with its anticipated large volume manufacturing facility expected to be located in the Midwestern or Southwestern United States. Verde’s independent registered public accounting firm’s report for Verde contains an explanatory paragraph that expresses substantial doubt about Verde’s ability to continue as a “going concern” without significant revenue or additional capital. There can be no assurance that any revenue from product sales will be sufficient to fund Verde’s operating expenses and capital requirements for the next 12 months or beyond. Further, there will be no assurance that Verde will be able to successfully raise capital in connection with or following the Merger. If Verde does not raise sufficient proceeds in connection with the Merger and/or any subsequent financing, Verde’s planned buildout of its planned large volume manufacturing facility will be delayed and Verde would not be able to increase its production capacity on the timelines currently anticipated. Verde will need to raise additional financing through other sources after the Merger and/or generate sufficient revenues from product sales to complete buildout of this large volume manufacturing facility and to build out its capacity. Verde believes that it would be possible, based on its current production capacity and by achieving additional product sales using that existing capacity, for Verde to be able to sustain its operations for at least the next 12 months. However, given that Verde has only generated minimal revenues from a very small number of customers to date, there can be no assurance that Verde will be able to achieve additional product sales or that its existing capacity would be sufficient to meet its production requirements. Verde may seek to raise additional cash through a combination of public and private equity offerings, debt financings or other financing transactions, sales of certain of its products or inventory, and collaborations, strategic alliances or partnerships. However, there can be no assurances that Verde will be able to raise additional capital or obtain adequate funds when and if needed or on acceptable terms. The failure of Verde to realize sufficient funds in connection with the Merger and/or any subsequent financing, to obtain new customers or generate sufficient revenues from product sales to existing and new customers, or to raise any other needed financing in the future, may require Verde to delay, limit or reduce its costs, delay or postpone leasing and buildout of its proposed new facility, and otherwise curtail its business and operations, any of which would likely have a material adverse effect on Verde’s business, results of operations and financial condition.

To the extent that Verde raises additional funds in connection with or after the Merger through the sale of equity or debt securities, (i) it may incur fees associated with such issuance, (ii) its existing stockholders will experience dilution from the issuance of new equity securities, (iii) it may incur ongoing interest expense and be required to grant a security interest in its assets in connection with any debt issuance and (iv) the new equity or debt securities may have rights, preferences and privileges senior to those of its existing stockholders. Debt financing and preferred equity financing, if available, may also involve agreements that include covenants limiting or restricting Verde’s ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. In addition, utilization of Verde’s net operating loss and research and development credit carryforwards may be subject to significant annual limitations under Section 382 of the Code due to ownership changes resulting from future equity financing transactions. If Verde raises additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish valuable rights to its potential products or proprietary technologies or grant licenses on terms that are not favorable to Verde. In the event Verde is unable to obtain additional financing, Verde may be unable to successfully implement its business plan, which could have a material and adverse impact on its business, including you losing your entire investment.

Subsequent to the date of the proxy statement/prospectus and prior to the completion of the Merger, Verde expects that it may raise up to $5 million in additional bridge funding from Humanitario. Verde expects the additional bridge funding from Humanitario to be in the form of senior secured convertible notes and/or warrants, and Verde expects that the terms of any such notes and/or warrants would likely be on terms similar to the 2023 Notes, the 2024 Notes and the 2023 Warrants, as described above under “— Convertible Promissory Note and Warrant Financings”. Similar to the 2023 Notes, the 2024 Notes and the 2023 Warrants, Verde expects that any such senior secured convertible notes would be converted into, and any such warrants would be exercised for, Verde Common Stock in connection with the closing of the Merger. Verde may also seek to raise additional bridge financing prior to the completion of the Merger from other sources.

Cash flows for the years ended December 31, 2023 and 2022

The following table summarizes Verde’s cash flows from operating, investing, and financing activities for the years ended December 31, 2023 and 2022:

	Year ended December 31, 2023	Year ended December 31, 2022
Net cash used in operating activities	$(4,782,245)	$(3,249,207)
Net cash used in investing activities	$(911,876)	$(256,306)
Net cash provided by financing activities	$5,462,309	$3,950,000

Cash flows from operating activities

Net cash used in operating activities was $4,782,245 for the year ended December 31, 2023, which was primarily due to net loss of $12,111,350, adjusted for depreciation and amortization expenses of $249,984, credit losses on notes receivable of $310,000, operating lease costs of $367,999, amortization of debt issuance costs and debt discount of $42,337 and $4,937,421, respectively, and change in assets of $127,535 and liabilities of $1,548,899.

Net cash used in operating activities was $3,249,207 for the year ended December 31, 2022, which was primarily due to net loss of $6,389,276, adjusted for depreciation and amortization expenses of $198,834, disposal of property and equipment of $28,234, operating lease costs of $365,988, amortization of debt issuance costs and debt discount of $32,558 and $2,604,651, respectively, and change in assets of $84,788 and liabilities of $174,984.

Cash flows from investing activities

Net cash used in investing activities was $911,876 and $256,306 for the years ended December 31, 2023 and 2022, respectively, which was comprised of purchases of property and equipment of $601,876 and $256,306 for the years ended December 31, 2023 and 2022, respectively, and assignment of promissory notes of $310,000 for the year ended December 31, 2023.

Cash flows from financing activities

Net cash used in financing activities was $5,462,309 and $3,950,000 for the years ended December 31, 2023 and 2022, respectively, which was due to proceeds from issuance of convertible notes and warrants for $5,500,000 and $4,000,000, adjusted by issuance costs of $37,691 and $50,000 for the years ended December 31, 2023 and 2022, respectively.

Cash flows for the nine months ended September 30, 2024 and 2023

The following table summarizes Verde’s cash flows from operating and investing activities for the nine months ended September 30, 2024 and 2023:

	Nine Months Ended September 30, 2024	Nine Months Ended September 30, 2023
Net cash used in operating activities	$(3,307,511)	$(3,315,305)
Net cash used in investing activities	$(839,050)	$(695,441)
Net cash provided by financing activities	$3,410,801	$5,462,309

Cash flows from operating activities

Net cash used in operating activities was $3,307,511 for the nine months ended September 30, 2024, which was primarily due to net loss of $8,225,291 adjusted for depreciation and amortization expenses of $232,742, credit losses on notes receivable of $165,000, disposal of property and equipment of $43,259, operating lease costs of $235,806, amortization of debt issuance costs and debt discount of $75,797 and $3,083,247 respectively, and change in assets of $86,670 and liabilities of $1,073,473.

Net cash used in operating activities was $3,315,305 for the nine months ended September 30, 2023, which was primarily due to net loss of $8,513,783 adjusted for depreciation and amortization expenses of $182,7870, operating lease costs of $293,8114, amortization of debt issuance costs and debt discount of $31,634 and $3,299,880 respectively, and change in assets of $84,702 and liabilities of $1,475,125.

Cash flows from investing activities

Net cash used in investing activities was $839,050 and $695,441 for the nine months ended September 30, 2024 and 2023, respectively, which was comprised of purchases of property and equipment of $784,550 and $495,441 for the nine months ended September 30, 2024 and 2023, respectively, adjusted by sale of property and equipment of $110,500 for the nine months ended September 30, 2024 and assignment of promissory notes of $165,000 and $200,000 for the nine months ended September 30, 2024 and 2023, respectively.

Cash flows from financing activities

Net cash provided by financing activities was $3,410,801 and $5,462,309 for the nine months ended September 30, 2024 and 2023, respectively, which was due to proceeds from issuance of convertible notes for $3,500,000 and $5,500,000, adjusted by issuance costs of $89,199 and $37,691 for the nine months ended September 30, 2024 and 2023, respectively.

Commitments and Contractual Obligations

Royalties

In connection with Verde’s sale of Verde Common Stock between May to June 2020 to certain early investors in Verde, Verde agreed to pay these investors royalties on Verde future product sales. Pursuant to the royalty agreements, or the Royalty Agreements, with such investors as currently in effect, Verde has agreed to pay these investors royalties, payable quarterly, at a rate of 0.2% or, in some cases, 0.1% of adjusted gross revenue received by Verde in the immediately preceding fiscal quarter.

Pursuant to the Royalty Agreements, the royalties with respect to an investor terminate at the earlier of (i) such time that the aggregate amount of royalties paid to such investor is equal to twenty (20) times the principal amount paid by such holder for their shares of Verde Common Stock under such holder’s Subscription Agreement, and (ii) the termination of such holder’s Royalty Agreement as a result of (x) such holder’s breach of the Royalty Agreement or (y) such holder’s breach of the transfer restrictions set forth in such holder’s Subscription Agreement. Verde’s maximum aggregate royalty obligations under the Royalty Agreements, as currently in effect, is approximately $14.2 million. Verde anticipates that the aggregate amount of royalties payable by it per quarter to these investors until such obligations are satisfied will represent approximately 2% of Verde’s total gross revenue per quarter.

Royalties incurred amounted to approximately $1,150 and $2,500 for the nine months ended September 30, 2024 and 2023, respectively.

Litigation

Verde investigates claims as they arise and accrues estimates for resolution of legal and other contingencies when losses are probable and estimable. As of September 30, 2024, Verde is not a party to litigation or subject to claims incident to the ordinary course of business, including intellectual property claims, putative and certified class actions, commercial and consumer protection claims, labor and employment claims, breach of contract claims and other asserted and unasserted claims.

Convertible Notes and Warrants

In February 2023, Verde issued to Acuitas a senior secured convertible promissory note with an aggregate principal amount of $4,000,000, documenting Acuitas’s prior two equal cash investments in Verde, which aggregated to $4,000,000 and which closed on March 31, 2022 and November 2, 2022. The February 2023 Note accrues interest on (i) $2,000,000 of the principal amount outstanding commencing on and including the First Interest Accrual Date, and (ii) $2,000,000 of the principal amount outstanding commencing on and including November 2, 2022, each at an interest rate of 10% per annum. Unless earlier converted or repaid, on or after (i) the 12-month anniversary of the First Interest Accrual Date, provided that such date shall be automatically extended by a period of six (6) months if Verde enters into a business combination agreement with TLGY Acquisition Corporation on or before the Maturity Date, or (ii) any time on or after the occurrence of an event of default, the entire outstanding principal and accrued interest under the February 2023 Note shall, at the option of Acuitas, be either due and payable or converted into shares of Verde Common Stock. The number of shares of Verde Common Stock into which the outstanding principal and accrued interest will convert shall be equal to the February 2023 Capped Price, in accordance with the terms of the February 2023 Note. In the event of a qualified conversion event, the outstanding principal amount and accrued interest will automatically convert into Verde Common stock or other equity securities at a price per share equal to the February 2023 Capped Price as determined immediately prior to the consummation of such event. In June 2023, Verde and Acuitas entered into an amendment No. 1 to the February 2023 Note, pursuant to which the Maturity Date was extended from March 31, 2023 to April 29, 2024. The February 2023 Capped Price was $0.0015 as of September 30, 2024.

In addition, in connection with the issuance of the February 2023 Note, Verde issued and sold to Acuitas a warrant to purchase that number of shares of Verde Common Stock equal to (i) $4,000,000, divided by (ii) $5,000,000 divided by the fully diluted capitalization of Verde immediately prior to the exercise of the February 2023 Warrant and the conversion of the February 2023 Note (which capitalization shall exclude any equity securities issuable upon conversion of the February 2023 Note and exercise of the February 2023 Warrant), as set forth in the February 2023 Warrant, which number of shares is to be determined at the close of business on the day prior to Verde’s receipt of Acuitas’ notice of exercise of the February 2023 Warrant, for an aggregate exercise price of $4,000,000. The exercise price for the February 2023 Warrant will be equal to (i) $400,000,000 divided by (ii) the number of shares of Verde Common Stock issuable upon exercise of the February 2023 Warrant, as determined in accordance with the foregoing sentence. In March 2023, Verde and Acuitas amended and restated the February 2023 Warrant to reflect that the February 2023 Warrant is exercisable for up to 3,571,130,758 shares of Verde Common Stock, at an initial purchase price of $0.00112009340208 per share, for an aggregate exercise price of $4,000,000. The February 2023 Warrant is exercisable at any time or from time to time on or after the date of issuance and prior to March 30, 2027. The provisions in the February 2023 Warrant as disclosed herein require Verde to account for the warrant as equity. Verde recognized a discount to debt at issuance of $2,863,190 related to the initial fair value of the warrants. Refer to Note 9 to the accompanying financial statements as of and for the years ended December 31, 2023 and 2022 appearing elsewhere in this proxy statement/prospectus.

As a result of the February 2023 Notes having a lower effective conversion price considering the value allocated to the February 2023 Warrant, Verde has recognized a beneficial conversion feature of $1,136,810. The beneficial conversion feature and the fair value of the February 2023 Warrant are collectively considered the debt discount. Verde recorded a debt discount in the amount of $4,000,000 at issuance of the February 2023 Note, which is being amortized over the life of the note using the effective interest method. As of September 30, 2024 and December 31, 2023, $4,000,000 and $4,000,000, respectively, of the debt discount has been amortized to interest expense. In addition to the debt discounts listed above, the February 2023 Note also include put options in the event of default and change in control as defined in the convertible notes. The value of such options was zero as the probability for such events were remote as of the issuance date and at September 30, 2024 and December 31, 2023.

On June 15, 2023, Verde issued and sold to Acuitas a senior secured convertible promissory with an aggregate principal amount of $5,500,000, for cash consideration of $5,500,000. The June 2023 Note accrues interest on $5,500,000 of the principal amount outstanding commencing on and including April 19, 2023, at an interest rate of 10% per annum.

Unless earlier converted or repaid, the entire outstanding principal and accrued interest under the June 2023 Note shall, at the option of Acuitas, be either due and payable or converted into shares of Verde Common Stock, on or after (i) the 12-month anniversary of April 19, 2023 or (ii) any time on or after the occurrence of an event of default (as defined in the June 2023 Note). The number of shares of Verde Common Stock into which the outstanding principal and accrued interest will convert shall be equal to the June 2023 Capped Price, in accordance with the terms of the June 2023 Note. In the event of a qualified conversion event, the outstanding principal amount and accrued interest will automatically convert into Verde Common Stock or other equity securities at a price per share equal to the June 2023 Capped Price as determined immediately prior to the consummation of such event. The June 2023 Capped Price was $0.0005 as of September 30, 2024.

In addition, in connection with the issuance of the June 2023 Note, Verde issued and sold to Acuitas a warrant exercisable for up to 8,838,548,625 shares of Verde Common Stock, at an initial purchase price of $0.0006 per share, for an aggregate exercise price of $5,500,000. The warrant is exercisable at any time or from time to time on or after the date of issuance and prior to June 15, 2028.

On June 19, 2023, Acuitas transferred and assigned all of the issued and outstanding shares of Verde Common Stock and warrants, including the February 2023 Warrant and the June 2023 Warrant, as well as all outstanding secured convertible promissory notes issued by Verde to Acuitas (including security agreements relating thereto), including the February 2023 Note and the June 2023 Note, to Humanitario Capital LLC.

The provisions in the June 2023 Warrant as disclosed herein require Verde to account for the warrant as equity. Verde recognized a discount to debt at issuance of $5,129,270 related to the initial fair value of the warrant. As a result of the June 2023 Note having a lower effective conversion price considering the value allocated to the June 2023 Warrant, Verde has recognized a beneficial conversion feature of $370,730. The beneficial conversion feature and the fair value of the June 2023 Warrant are collectively considered the debt discount. Verde recorded a debt discount in the amount of $5,500,000 at issuance of the September 2023 Note, which is being amortized over the life of the note using the effective interest method. As of September 30, 2024, the whole $5,500,000 of the debt discount has been amortized to interest expense. In addition to the debt discounts listed above, the June 2023 Note also includes put options in the event of default and change in control as defined in the convertible notes. The value of such options was immaterial as of the issuance date, December 31, 2023 and June 30, 2024.

In March 2024, Verde issued to Humanitario a senior secured convertible promissory note with an aggregate principal amount of $1,250,000.

In April 2024, Verde issued to Humanitario a senior secured convertible promissory note with an aggregate principal amount of $500,000.

In June 2024, Verde issued to Humanitario a senior secured convertible promissory note with an aggregate principal amount of $750,000.

In July 2024, Verde issued to Humanitario a senior secured convertible promissory note with an aggregate principal amount of $500,000.

In August 2024, Verde issued to Humanitario a senior secured convertible promissory note with an aggregate principal amount of $500,000.

In October 2024, Verde issued to Humanitario a senior secured convertible promissory note with an aggregate principal amount of $500,000.

In November 2024, Verde issued to Humanitario a senior secured promissory note with an aggregate principal amount of $500,000.

In December 2024, Verde issued to Humanitario a senior secured promissory note with an aggregate principal amount of $500,000.

The 2024 Notes accrue interest at a fixed rate equal to 10% per annum, compounded monthly. Unless earlier converted or repaid, the entire outstanding principal and accrued interest under each of the 2024 Notes shall, at the option of Humanitario, be either due and payable or converted into shares of Verde Common Stock, on or after (i) September 5, 2025 or (ii) any time on or after the occurrence of an event of default (as defined in the 2024 Notes).

All debt issuance costs are accounted for as a deferred asset and are amortized over the life of the convertible notes. During the nine months ended September 30, 2024 and 2023, Verde recognized $75,797 and $31,634, respectively, of amortization of debt issuance costs. Verde had incurred approximately $50,000 in debt issuance costs related to the February 2023 Note and had fully amortized those costs as of September 30, 2023 and December 31, 2023. Verde had incurred approximately $37,691 in debt issuance costs related to the June 2023 Note and had fully amortized as of September 30, 2024 and had amortized $24,895 as of December 31, 2023. Verde had incurred approximately $89,199 in debt issuance costs related to the 2024 Notes and had amortized $63,000 as of September 30, 2024.

In connection with the Closing, the 2023 Notes, the 2023 Warrants and the 2024 Notes will be exchanged for shares of common stock of the combined company and will no longer remain outstanding upon completion of the Merger.

Critical Accounting Policies

Verde prepares its financial statements in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses during the reported periods. Verde bases its estimates on historical experience and on various other assumptions that Verde believes to be reasonable under the circumstances. Actual results could differ significantly from the estimates made by Verde’s management. To the extent there are differences between Verde’s estimates and actual results, Verde’s future financial statement preparation, balance sheet, results of operations and cash flows will be affected. Verde believes that the accounting policies discussed below are critical to understanding Verde’s historical and future performance, as these policies relate to the more significant areas involving management’s judgement and estimates. Critical accounting policies and estimates are those that Verde considers the most important to the portrayal of its balance sheet and results of operations because they require Verde’s most difficult, subjective or complex judgements, often as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Verde believes that the accounting policies described below involve a significant degree of judgement and complexity. Accordingly, Verde believes these are the most critical to aid in fully understanding and evaluating Verde’s financial condition and results of operations. The preparation of Verde’s financial statements in accordance with GAAP requires Verde to make estimates and judgements that affect the amounts reported in those financial statements and accompanying notes. Although Verde believes that the estimates it uses are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates. For further information, see Note 2 to Verde’s audited financial statements included elsewhere in this proxy statement/prospectus.

Revenue Recognition

Verde recognizes revenue from product sales in accordance with the Financial Accounting Standards Board’s ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. Under ASC 606, Verde recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that Verde expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that are determined to be within the scope of ASC 606, Verde performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Verde only applies the five-step model to contracts when it is probable that Verde will collect the consideration it is entitled to in exchange for the goods it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, Verde assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised goods is distinct. Verde then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Verde derives its revenues primarily from product sales of PolyEarthylene. Verde primarily produces and sells formulated resin pellets and Verde typically recognizes revenue for these sales upon shipment. Verde sells to distributors who may request a return or credit for unforeseen reasons or who may have agreed discounts or allowances to be netted from amounts invoiced. Due to the highly specialized nature of Verde’s products, returns and allowances are projected to be infrequent and immaterial. Verde offers a standard quality assurance warranty related to the fitness of its finished goods.

Verde records accounts receivables due from distributors and other customers. Payment terms to customers are generally 30-60 days.

Operating Leases

Verde accounts for leases in accordance with ASC 842, Leases, and determines if an arrangement is a lease at inception. Operating leases are included in right of use assets and lease liabilities on the balance sheets. The right of use assets and lease liabilities are recognized as the present value of the future lease payments over the lease term at commencement date, adjusted for lease incentives, prepaid or accrued rent and unamortized initial direct costs, as applicable.

As most of the leases do not provide a readily determinable rate implicit in the lease, Verde uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. Verde’s incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. Verde’s lease terms may include options to extend or terminate the lease, typically at its own discretion.

Verde evaluates the renewal options at commencement and when they are reasonably certain of exercise, Verde includes the renewal period in its lease term. Lease costs associated with operating leases consist of both fixed and variable components. Expense related to fixed lease payments are recognized on a straight-line basis over the lease term. Additional payments, such as insurance and property taxes, are recorded as incurred and are not included in the initial lease liability.

Convertible Notes

The convertible notes are considered a hybrid financial instrument consisting of put options, conversion option and various embedded features that required evaluation as potential embedded derivatives under the Financial Accounting Standards Board ASC 815, Derivatives and Hedging (“ASC 815”). Based on the nature of the host instrument and the embedded features, management concluded that none of the conversion and redemption features required bifurcation and separate accounting from the host instrument. Verde determined that the put options in the event of default and change in control was an embedded derivative. As a result, the put options required bifurcation and separate accounting under ASC 815. The value of such options was zero as the probability for such events were remote as of the issuance date and at September 30, 2024 and December 31, 2023.

When Verde has determined that the embedded conversion option should not be bifurcated from its host instrument, Verde accounts for convertible notes in accordance with ASC 470-20, Debt with Conversion and Other Options. Verde records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the notes. Verde amortizes any debt discount over the term of the notes, using the effective interest method.

Warrants

Verde accounts for stock warrants as either equity instruments, liabilities or derivative liabilities in accordance with ASC Topic 480, Distinguishing Liabilities from Equity and/or ASC 815, depending on the specific terms of the warrant agreement. Liability-classified warrants are recorded at their estimated fair values at each reporting period until they are exercised, terminated, reclassified or otherwise settled. Changes in the estimated fair value of liability-classified warrants are recorded in the statements of operations. Equity-classified warrants are recorded within additional paid-in capital at the time of issuance and not subject to remeasurement.

When equity-classified warrants are issued in connection with issuance of convertible notes, net proceeds received are allocated to the financial instruments issued which results in a debt discount that is amortized over the term of the convertible notes, using the effective interest method.

Royalties

In connection with Verde’s sale of Verde Common Stock between May to June 2020 to certain early investors in Verde, Verde agreed to pay these investors royalties on Verde future product sales. Pursuant to the Royalty Agreements with such investors as currently in effect, Verde has agreed to pay these investors royalties, payable quarterly, at a rate of 0.2% or, in some cases, 0.1% of adjusted gross revenue received by Verde in the immediately preceding fiscal quarter.

Pursuant to the Royalty Agreements, the royalties with respect to an investor terminate at the earlier of (i) such time that the aggregate amount of royalties paid to such investor is equal to twenty (20) times the principal amount paid by such holder for their shares of Verde Common Stock under such holder’s Subscription Agreement, and (ii) the termination of such holder’s Royalty Agreement as a result of (x) such holder’s breach of the Royalty Agreement or (y) such holder’s breach of the transfer restrictions set forth in such holder’s Subscription Agreement. Verde’s maximum aggregate royalty obligations under the Royalty Agreements, as currently in effect, is approximately $14.2 million. Verde anticipates that the aggregate amount of royalties payable by it per quarter to these investors until such obligations are satisfied will represent less than 2% of Verde’s total gross revenue per quarter.

Royalties incurred amounted to approximately $1,150 and $2,500 for the nine months ended September 30, 2024 and 2023, respectively. Royalties’ accrual as of September 30, 2024 and December 31, 2023 amounted to approximately $1,150 and $0, respectively. Royalties’ payable as of September 30, 2024 and December 31, 2023 amounted to approximately $0 and $2,484, respectively.

Recent Accounting Pronouncements

Verde considers the applicability and impact of all Accounting Standards Updates (“ASUs”). See Note 2, Summary of Significant Accounting Policies, to Verde’s financial statements for the nine months ended September 30, 2024 and 2023, as well as Verde’s financial statements for the year ended December 31, 2023 and 2022, included elsewhere in this proxy statement/prospectus, as applicable, for additional details regarding recent accounting pronouncements.

Off balance sheet arrangements

Verde does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. Verde does not engage in off-balance sheet financing arrangements. The term “off-balance sheet arrangement” generally means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with Verde is a party, under which it has any obligation arising under a guarantee contract, derivative instrument or variable interest or a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

Quantitative and Qualitative Disclosures About Market Risk

Verde is exposed to market risks in the ordinary course of business. Market risks represents the risk of loss that may impact Verde’s financial position due to adverse changes in financial market prices and rates. Verde’s market risk exposure is primarily related to raw materials and capital equipment. Verde monitors and manages these financial exposures as an integral part of its overall risk management program. Failure to mitigate these risks could have a negative impact on revenue growth, gross margin and profitability.

Foreign Currency Risk

Verde’s operations are primarily conducted in the United States. While some revenue is derived from international sales, all of Verde’s contracts thus far have been executed in U.S. Dollars. Some of Verde’s raw materials are imported. While Verde does pay in U.S. Dollars, the price tends to fluctuate based on currency fluctuations. Verde does not hedge any limited risk to fluctuations in foreign currency rates. Verde will look to implement natural hedging, limit contractual long term price fluctuations and foreign currency hedging concurrent with the establishment of the planned large volume manufacturing facility expected to be established in the Midwestern or Southwestern United States.

Commodity Risk

The primary raw commodity Verde purchases and consumes in the production of its PolyEarthylene are bio based polymers, biobased fillers and traditional polymers. A significant change in the prices of these commodities could materially impact Verde’s operating results. Verde does not currently engage in any hedging or derivative instruments to attempt to offset this risk.

Emerging Growth Company Status

We are an emerging growth company (“EGC”), as defined in the JOBS Act. The JOBS Act permits companies with EGC status to take advantage of an extended transition period to comply with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with the new or revised accounting standards as of public company effective dates.

In addition, we intend to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an EGC, we intend to rely on such exemptions, we are not required to, among other things: (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis); and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

We will remain an EGC under the JOBS Act until the earliest of (i) the last day of our first fiscal year following the fifth anniversary of the closing of Nxu’s initial public offering, (ii) the last date of our fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates, or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three-years.

MANAGEMENT OF THE COMBINED COMPANY FOLLOWING THE MERGER

Executive Officers and Directors of the Combined Company Following the Merger

The combined company’s board of directors will initially consist of six directors, five of whom will be designated by Verde and one of whom will be designated by Nxu. If the Nxu stockholders approve the Board Classification Proposal, then the combined company’s board of directors shall have a staggered structure following the completion of the Merger.

The following table lists, as of December 31, 2024, the persons who are anticipated to be the combined company’s directors and executive officers following the Merger and their ages and anticipated positions following the Merger.

Name	Age	Position
Executive Officers
Joseph Paolucci	65	Chief Executive Officer
Brian Gordon	55	President and Chief Operating Officer and Director

Non-Employee Directors
Mark Adler(2)(3)	65	Director
Jessica Billingsley(2)(3)	47	Director
Jeffrey Brown(1)(2)	65	Director
Cuong Do(1)(3)	58	Director
Michael Sherman(1)	65	Director

____________

(1)      Member of the nominating and corporate governance committee

(2)      Member of the compensation committee

(3)      Member of the audit committee

Executive Officers

Joseph Paolucci is the Chief Executive Officer of Verde. Mr. Paolucci previously served as Verde’s Chief Commercial Officer from 2021 to 2022 and as a consultant to Verde from July 2021 to December 2021. Prior to Verde, Mr. Paolucci served as Director of Marketing and Business Development at BRASKEM Americas until serving as its Director of Sustainability and Business Development from January 2016 to December 2019. Mr. Paolucci retired from BRASKEM Americas in December 2019 but continued to manage their external sustainability projects, as well as projects for other companies including Verde, as an independent Sustainability Consultant until officially joining Verde in 2022. Mr. Paolucci received a Bachelor’s Degree in Business Administration from Rutgers University.

Brian Gordon is the President and Chief Operating Officer, Co-Founder, and Chairman of the Board of Directors of Verde. Mr. Gordon previously served as Verde’s Chief Executive Officer from March 2020 to August 2021. Prior to co-founding Verde, Mr. Gordon served as the Principal and Chief Operating Officer at Bran Nue Dae, LLC (José Eber Companies) from 2008 to 2019. From 1997 to 2008, Mr. Gordon also previously served as CFO of Vidyah, Inc., CFO of Candescent Technologies Corporation, and Senior Manager of Global Capital Markets at Merck & Co., Inc. Mr. Gordon received a Bachelor’s Degree in Business Administration from the University of Southern California, a Juris Doctorate from Pepperdine University School of Law and a Master’s Degree in Industrial Administration from Carnegie Mellon University — Tepper School of Business. Verde believes that Mr. Gordon is qualified to serve as a member of the combined company’s board of directors because of his extensive knowledge of the company based on his current role as its President and Chief Operating Officer, as well as his significant bioplastics industry and management experience.

Non-Employee Directors

Mark J. Adler has served as a Managing Director, Municipal Finance, of Piper Sandler & Co., an investment banking company, since June 2008. Previously, Mr. Adler worked at the UBS Group AG, a multinational investment bank and financial services company, from 1990 to 2008, most recently serving as a Managing Director. Prior to UBS Group AG, Mr. Adler worked at Drexel Burnham Lambert, a private banking company, from June 1982 to February 1990, most recently serving as a Managing Director. Mr. Adler also served as the Chairperson of the California Public

Securities Association in 2004. Mr. Adler currently serves on the executive board and finance committee of ORT America, a non-profit focused on fundraising for World ORT, whose global education network, schools, colleges and international programs propels thousands of students in multiple countries to develop careers. Mr. Adler received a Bachelor of Science in Economics from The Wharton School at the University of Pennsylvania and his Masters of Business Administration from The Wharton School at the University of Pennsylvania. Verde believes that Mr. Adler is qualified to serve as a member of the combined company’s board of directors because of his extensive knowledge of the investment banking industry and capital markets.

Jessica Billingsley has served on the Board of Directors and Audit Committee of Nxu since July 1, 2023. She has served on the Board of Directors, Audit Committee, Governance Committee and as Compensation Chair Committee of Gryphon Digital Mining (Nasdaq: GRYP), a bitcoin mining company, since February 2024. Previously, she served as Chief Executive Officer and Chairman of the board of Akerna Corp. (Nasdaq: KERN), a Software as a Service regulatory compliance company, from January 2010 to February 2024. Ms. Billingsley served on the board of directors and as Audit Chair of Bhang (CSE: BHNG) from November 2020 to November 2022. She currently serves on the private Board of directors and as Governance Chair of OARO, and as the elected Learning Officer for the Young President’s Organization (YPO) Entrepreneurship Network Board. She has served as an active mentor for multiple accelerator programs, including Inc’s military entrepreneurship program. Jessica Billingsley is a seasoned executive and innovator with over 25 years of experience in frontier technology. With a strong background in cutting-edge technologies, she has dedicated her career to the pursuit of solutions that address real-world challenges, particularly in the fields of emerging technologies and nascent industries. As a pioneering innovator, she is named on multiple patents, including one that advances supply chain technology across hardware, software, and methodology domains. Another patent features cutting-edge anti-counterfeit algorithms that bridge the digital and physical worlds using blockchain and NFT technology. Her extensive experience includes leading successful public and private companies as CEO and serving on multiple boards of directors in chair, executive committee, audit, compensation and governance roles. She possesses in-depth expertise in private and public capital markets, successfully navigating complex transactions to drive growth and business transformation. With over 25 years of experience in advanced technologies, emerging growth markets, and scaling businesses, she brings substantial domain expertise in P&L oversight, enterprise risk management, data analytics, machine learning, cybersecurity and data privacy, global supply chain management, DEI, and media and public relations. She holds FINRA securities licenses 7, 79, 63, and 24 and a dual degree in Computer Science and Communications from the University of Georgia. She has been recognized with numerous awards, including the Titan 100 CEO, Outstanding Women in Business, Inc. Top 100 Female Founder, and Fortune’s Most Promising Woman Entrepreneur. Her thought leadership has been featured in prominent media outlets, including Business Insider, Bloomberg, CNN, Cheddar, Fortune, and Forbes, in addition to her contributions to Entrepreneur and Rolling Stone publications. Verde believes that Ms. Billingsley is qualified to serve on the combined company’s board of directors based on her extensive experience with technology and emerging growth companies, her capital markets expertise, and her background as an entrepreneur.

Jeffrey Brown has served as a Faculty Lecturer at the California State University, Northridge, since September 2023, and as the founder and president of JB & Associates, a business consulting proprietorship, since June 2023. Previously, Mr. Brown held positions of varying seniority at Warner Bros. Entertainment Inc. (“Warner Bros.”), a film and entertainment studio, from November 1996 to December 2022, including serving as Executive Vice President and General Manager, Home Entertainment. Prior to Warner Bros., Mr. Brown was the founder of an entrepreneurial venture and served as the General Manager of a pharmaceutical manufacturing company for animal care products. Previously, Mr. Brown was a Product Manager at General Mills, Inc. (NYSE: GIS), a multinational manufacturer and marketer of consumer foods, from June 1985 to July 1987 and a Product Manager from June 1987 to June 1992 at Nestle S.A. (OCTMKTS: NSRGY), a multinational food and drink processing conglomerate. Mr. Brown currently serves on the board of directors of several privately held companies. Mr. Brown received his Bachelor of Finance from The Wharton School at the University of Pennsylvania and his MBA from Stanford University. Verde believes that Mr. Brown is qualified to serve as a member of the combined company’s board of directors because of his extensive leadership experience.

Cuong Do has served as Chief Executive Officer and President of BioVie, Inc. (“BioVie”) (Nasdaq: BIVI), a pharmaceutical company, since May 2021. Mr. Do previously served as the President, Global Strategy Group, at Samsung Group, a multinational conglomerate, from February 2015 to February 2021. Prior to that, Mr. Do was the Chief Strategy Officer for Merck & Co., Inc., a pharmaceutical company, from October 2011 to March 2014, and TE Connectivity Ltd. (formerly Tyco Electronics Ltd.) (NYSE: TEL), a technology company, from June 2009 to October

2011, and Lenovo Group Limited, a technology company, from December 2007 to March 2009. Mr. Do is also a former senior partner at McKinsey & Company, where he spent 17 years and helped build the healthcare, high tech and corporate finance practices. Mr. Do has served on BioVie’s board of directors since 2019 and has served on the Strategy Committee of Adagene Inc. (Nasdaq: ADAG), a clinical-stage immunotherapy company, since June 2023. Mr. Do currently serves on the board of directors of several private companies. Mr. Do holds a B.A. from Dartmouth College, and an MBA from the Tuck School of Business at Dartmouth. Verde believes that Mr. Do is qualified to serve as a member of the combined company’s board of directors because of his extensive experience in strategy, corporate finance practice and the development of companies in all stages.

Michael Sherman, JD has served on the board of directors of BioVie, a pharmaceutical company, since September 2017 and on the board of directors of Ontrak Inc. (“Ontrak”) (Nasdaq: OTRK), a technology company delivering personalized health solutions, since June 2017. Since March 2023, Mr. Sherman has served as Chairman of Ontrak’s board of directors. Mr. Sherman previously served as a Managing Director of Barclays Plc, a global corporate and investment bank, where he had worked from 2008 to 2018. Prior to that, Mr. Sherman was an Associate Attorney at Cleary Gottlieb Steen & Hamilton LLP from 1987 to 1994, a Vice President of Equity Capital Markets at Salomon Brothers Inc. from 1994 to 1998, and a Managing Director at Lehman Brothers, Inc., a global financial services firm that provided investment banking, trading, and brokerage services, from 1998 to 2008. Mr. Sherman has worked in investment banking for 30 years and has significant experience in healthcare finance, including successful financial transactions for Teva Pharmaceutical Industries, Amgen Inc., Cubist Pharmaceuticals, Merck & Co., and Cardinal Health, among other companies. Mr. Sherman received a B.A. in History, magna cum laude, from the University of Pennsylvania and a Juris Doctorate, cum laude, from Harvard Law School. Verde believes that Mr. Sherman is qualified to serve as a member of the combined company’s board of directors because of his decades of finance industry experience and investment banking and having worked on successful financial transactions for various companies.

Director Independence

Applicable Nasdaq listing standards require that the combined company’s board of directors be comprised of a majority of independent directors. Based upon information requested from and provided by each proposed director concerning his or her background, employment and affiliations, including family relationships, Verde expects that the combined company’s board of directors will determine that each member of the combined company’s board of directors will qualify as an “independent director” as defined under applicable Nasdaq listing standards. In making such determination, the combined company’s board of directors will consider the current and prior relationships that each director has with Verde and Nxu and all other facts and circumstances that the company’s board of directors deems relevant in determining the independence of each director, including the interests of each director in the Merger, any relevant related party transactions and the beneficial ownership of Verde or Nxu common stock by each director. See the sections entitled “THE MERGER — Interests of Verde’s Directors and Executive Officers in the Merger,” “CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS — Certain Relationships and Related-Party Transactions — The Combined Company” and “PRINCIPAL STOCKHOLDERS OF VERDE” beginning on pages 122, 257 and 289, respectively, of this proxy statement/prospectus for additional information.

In addition, Nasdaq listing standards require that, subject to specified exceptions, each member of the combined company’s audit, compensation and nominating and corporate governance committees be independent under the Exchange Act. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act, and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under applicable Nasdaq listing standards, a director will only qualify as an “independent director” if, in the opinion of the combined company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of the combined company may not, other than in his or her capacity as a member of the audit committee, the combined company’s board of directors, or any other committee of the combined company’s board of directors, accept, directly or indirectly, any consulting, advisory or other compensatory fee from the combined company or any of its subsidiaries or otherwise be an affiliated person of the combined company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board of directors must consider, for each member of a compensation committee of the combined company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (1) the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director; and (2) whether the director is affiliated with the company or any of its subsidiaries or affiliates.

There are no family relationships among any of the proposed directors or officers of the combined company.

Composition of the Combined Company’s Board of Directors After the Merger

Effective from the consummation of the Merger, the combined company’s board of directors will consist of six (6) directors and will be divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three-year terms. Class I will consist of two (2) directors, Class II will consist of two (2) directors, and Class III will consist of two (2) directors. Each initial Class I director will have a term that expires at the combined company’s annual meeting of stockholders in 2027, each initial Class II director will have a term that expires at the combined company’s annual meeting of stockholders in 2026 and each initial Class III director will have a term that expires at the combined company’s annual meeting of stockholders in 2025, or when such director’s successors have been duly elected and qualified, or upon such director’s earlier death, resignation, retirement or removal. Upon the expiration of the terms of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the combined company’s board of directors to satisfy its oversight responsibilities in light of its business and structure, the combined company’s board of directors expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.

Committees of the Combined Company’s Board of Directors After the Merger

The combined company will direct the management of its business and affairs, as provided by Delaware law, and will conduct its business through meetings of the board of directors and standing committees. After the completion of the Merger, the standing committees of the combined company’s board of directors will consist of an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will operate under a written charter. The combined company’s board of directors may, from time to time, establish other committees.

Following the Merger, current copies of the combined company’s committee charters will be posted on its website, www.verdebioresins.com, as required by applicable SEC and Nasdaq rules. The information on or available through any of such website is not deemed incorporated in this proxy statement/prospectus and does not form part of this proxy statement/prospectus. The combined company’s President and Chief Operating Officer, Chief Executive Officer and other executive officers will regularly report to the non-executive directors and the audit, the compensation and the nominating and corporate governance committees to ensure effective and efficient oversight of the combined company’s activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of the combined company’s board of directors will provide appropriate risk oversight.

Audit Committee

Upon the completion of the Merger, we expect the combined company to have an audit committee, consisting of Jessica Billingsley, who will be serving as the chairperson, Mark Adler and Cuong Do. Each of the members of the combined company’s audit committee will satisfy the requirements for independence and financial literacy under the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), Rule 10A-3 under the Exchange Act and the applicable listing standards of Nasdaq. In arriving at this determination, the combined company’s board of directors will examine each audit committee member’s scope of experience and the nature of their prior and/or current employment.

Following the Merger, the combined company’s board of directors will determine which member of its audit committee qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the Nasdaq rules. In making this determination the combined company’s board of directors will consider formal education and previous and current experience in financial and accounting roles. Both of the combined company’s independent registered public accounting firm and management periodically will meet privately with the combined company’s audit committee.

The audit committee’s responsibilities are expected to include, among other things:

•        appointing, approving the compensation of, and assessing the independence of, the combined company’s independent registered public accounting firm;

•        overseeing the work of the combined company’s independent registered public accounting firm, including through the receipt and consideration of reports from that firm;

•        reviewing and discussing with management and the combined company’s independent registered public accounting firm the combined company’s annual and quarterly financial statements and related disclosures (including any interim financial statements to be included in the combined company’s periodic disclosures filed with the SEC) and the combined company’s earnings press releases;

•        monitoring the combined company’s internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•        overseeing the combined company’s internal audit function;

•        working with the combined company’s Chief Compliance Officer to evaluate and define the goals of the combined company’s ethics and compliance programs, evaluate the adequacy of the combined company’s internal controls over compliance and develop proposals for improving the combined company’s internal controls;

•        overseeing the combined company’s risk assessment and risk management policies;

•        establishing procedures for the receipt and retention of accounting related complaints and concerns;

•        meeting independently with the combined company’s internal audit advisor, if applicable, and the independent registered public accounting firm and management;

•        reviewing and approving or ratifying any related person transactions;

•        preparing the audit committee report required by SEC rules; and

•        conducting an annual self-evaluation of the committee’s performance.

The composition and function of the audit committee will comply with applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and Nasdaq listing standards.

Compensation Committee

Upon the completion of the Merger, we expect the combined company to have a compensation committee, consisting of Mark Adler, who will be serving as the chairperson, Jeffrey Brown and Jessica Billingsley. Each of the members of the combined company’s compensation committee will meet the requirements for independence under the applicable rules and regulations of the SEC and rules of Nasdaq, including the standards specific to members of a compensation committee.

The compensation committee’s responsibilities are expected to include, among other things:

•        reviewing and approving, or making recommendations to the combined company’s board of directors with respect to, the compensation of the Chief Executive Officer and other executive officers, taking into consideration the executive officer’s performance as it relates to both legal compliance and compliance with the combined company’s internal policies and procedures;

•        reviewing and approving termination benefits and separation pay to executive officers, taking into consideration the circumstances surrounding the particular executive officer’s departure and performance as it relates to both legal compliance and compliance with the combined company’s internal policies and procedures;

•        overseeing an evaluation of the combined company’s senior executives, including the establishment of corporate goals and objectives applicable to the Chief Executive Officer and other executive officers;

•        reviewing and approving, or making recommendations to the combined company’s board of directors with respect to, the terms of any binding offer letters, employment agreements, termination agreements or arrangements, change-in-control agreements, severance agreements, indemnification agreements or other material compensatory agreements with the Chief Executive Officer or the other executive officers;

•        reviewing and making recommendations to the combined company’s board of directors with respect to incentive-compensation and equity-based plans that are subject to approval by the combined company’s board of directors;

•        overseeing and administering the combined company’s stock option, stock incentive, employee stock purchase and other equity-based plans;

•        retaining the services, following the determination of independence under applicable Nasdaq and Exchange Act rules, of the combined company’s compensation consultant, as well as overseeing and considering the recommendations of the compensation consultant;

•        reviewing and making recommendations to the combined company’s board of directors with respect to director compensation;

•        establishing, if deemed advisable by the combined company’s board of directors, and monitoring compliance with, stock ownership guidelines for the Chief Executive Officer, directors and other executive officers;

•        reviewing and discussing annually with management the compensation disclosure required by SEC rules;

•        overseeing and administering the implementation or revision of any compensation recovery or “clawback” policy of the combined company;

•        preparing the compensation committee report required by SEC rules; and

•        conducting a periodic self-assessment of the committee and its charter.

The compensation and function of its compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and the Nasdaq listing standards. The combined company will comply with future requirements to the extent they become applicable to the combined company.

Nominating and Corporate Governance Committee

Upon the completion of the Merger, we expect the combined company to have a nominating and corporate governance committee, consisting of Jeffrey Brown, who will be serving as the chairperson, Cuong Do and Michael Sherman. Each of the members of the combined company’s nominating and corporate governance committee will meet the requirements for independence under the applicable rules and regulations of the SEC and rules of Nasdaq.

The nominating and corporate governance committee’s responsibilities are expected to include, among other things:

•        identifying individuals qualified to become members of the combined company’s board of directors;

•        recommending to the combined company’s board of directors the persons to be nominated for election as directors and to each of the combined company’s board’s committees;

•        reviewing and making recommendations to the combined company’s board of directors with respect to board leadership structure;

•        reviewing and making recommendations to the combined company’s board of directors with respect to management succession planning;

•        developing and recommending to the combined company’s board of directors the corporate governance guidelines;

•        overseeing a periodic evaluation of the combined company’s board of directors; and

•        conducting a periodic self-assessment of the committee and its charter.

The compensation and function of its nominating and corporate governance committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and the Nasdaq listing standards. The combined company will comply with future requirements to the extent they become applicable to the combined company.

Compensation Committee Interlocks and Insider Participation

None of the intended members of the combined company’s compensation committee have ever been an executive officer or employee of the combined company. None of the combined company’s executive officers currently serve, or have served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that will serve as a member of the combined company’s board of directors or compensation committee.

Role of Board in Risk Oversight/Risk Committee

The combined company’s board of directors will have extensive involvement in the oversight of risk management related to the combined company and its business. The combined company’s board of directors does not anticipate having a standing risk committee, but rather anticipates administering this oversight function directly through the combined company’s board of directors as a whole, as well as through various standing committees of the combined company’s board of directors that address risks inherent in their respective areas of oversight. For example, the combined company’s audit committee will be responsible for overseeing the management of risks associated with the combined company’s financial reporting, accounting and auditing matters; and the combined company’s compensation committee will oversee the management of risks associated with the combined company’s compensation policies and programs.

Board Oversight of Cybersecurity Risks

The combined company will face a number of risks, including cybersecurity risks and those other risks described under the section titled “Risk Factors” included in this proxy statement/prospectus. The combined company’s board of directors will play an active role in monitoring cybersecurity risks and will be committed to the prevention, timely detection, and mitigation of the effects of any such incidents on the combined company’s operations. In addition to regular reports from each of the committees of the combined company’s board of directors, the combined company’s board of directors will receive regular reports from management on material cybersecurity risks and the degree of the combined company’s exposure to those risks. While the combined company’s board of directors will oversee its cybersecurity risk management, management will be responsible for day-to-day risk management processes. Management will work with third party service providers to maintain appropriate controls. We believe this division of responsibilities is the most effective approach for addressing the combined company’s cybersecurity risks and that the combined company’s leadership structure supports this approach.

Limitation on Liability and Indemnification of Directors and Officers

The Proposed A&R Charter, which will be effective upon consummation of the Merger, contains provisions that limit the liability of the combined company’s directors and officers for damages to the fullest extent permitted by Delaware law. Consequently, the combined company’s directors will not be personally liable to the combined company or its stockholders for monetary damages for breach of fiduciary duty as a director, and the combined company’s officers will not be personally liable to the combined company’s stockholders for monetary damages for breach of fiduciary duty as an officer, in each case except for any liability for:

•        any breach of the director’s or officer’s duty of loyalty to the combined company or its stockholders;

•        any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law;

•        any transaction from which the director or officer derived an improper personal benefit; and

•        an illegal dividend, stock repurchase or redemption under Section 174 of the DGCL.

The Proposed A&R Charter requires the combined company to indemnify and advance expenses to, to the fullest extent permitted by applicable law, its directors, officers and agents. The combined company plans to maintain a directors’ and officers’ insurance policy pursuant to which the combined company’s directors and officers are insured against liability for actions taken in their capacities as directors and officers. Finally, the A&R Proposed Charter prohibits any retroactive changes to the rights or protections or increasing the liability of any director in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

In addition, the combined company will enter into separate indemnification agreements with the combined company’s directors and officers. These agreements, among other things, require the combined company to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of the combined company’s directors or officers or any other company or enterprise to which the person provides services at the combined company’s request.

Nxu and Verde believe these provisions in the Proposed A&R Charter are necessary to attract and retain qualified persons as directors and officers for the combined company following the completion of the Merger.

Code of Business Conduct and Ethics

The combined company will adopt a written code of business conduct and ethics that applies to its directors, officers and employees, including the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, of the combined company. The combined company will post a current copy of the code on its website, www.verdebioresins.com. In addition, the combined company intends to post on its website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the code of business conduct and ethics. The information contained on, or that can be accessed through, the website is not a part of this prospectus. The website address is included in this prospectus solely as an inactive textual reference.

Corporate Governance Guidelines

The combined company will adopt corporate governance guidelines to assist the combined company’s board of directors in the exercise of its duties and responsibilities and to serve the best interests of the combined company and its stockholders. These guidelines will provide that:

•        the principal responsibility of the combined company’s board of directors is to oversee the combined company’s management;

•        a majority of the members of the combined company’s board of directors must be independent, unless otherwise permitted by the Nasdaq listing standards;

•        the independent directors must meet in executive session semi-annually;

•        directors have full and free access to management and, as necessary, independent advisors;

•        new directors participate in an orientation program and all directors are expected to participate in continuing director education on an ongoing basis; and

•        the combined company’s nominating and corporate governance committee will oversee an annual-self evaluation of the combined company’s board of directors to determine whether it and its committees are functioning effectively.

The combined company will post a current copy of the corporate governance guidelines on its website, www.verdebioresins.com.

Compensation Recovery (“Clawback”) Policy

The combined company will adopt a compensation recovery (clawback) policy, which will provide that, in the event the combined company is required to prepare an accounting restatement due to the combined company’s material non-compliance with any financial reporting requirements under the U.S. federal securities laws as required by the Dodd-Frank Act and corresponding Nasdaq listing standards, the combined company will attempt to recover any incentive-based compensation received by any current or former executive officer during the three completed fiscal years immediately preceding the date on which the combined company is required to prepare the restatement that is in excess of what otherwise would have been received by such executive officer had the amount of incentive-based compensation been determined based on restated amounts.

Controlled Company

Following expiration of the Voting Trust Agreement, the combined company may be a “controlled company” within the meaning of applicable rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and, as such, can elect to be exempt from certain corporate governance requirements, including requirements that a majority of the board of directors consist of independent directors; director nominees must be selected, or recommended for selection, by either (i) the independent directors constituting a majority of the board of directors’ independent directors or (ii) a nominations committee comprised solely of independent directors; and the board maintain a compensation committee with prescribed duties and a written charter and comprised solely of independent directors. Though the combined company currently neither anticipates becoming a “controlled company,” nor taking advance of any “controlled company” exemptions even if deemed to be a “controlled company,” if the combined company were to be deemed to be a “controlled company” and were to elect to be exempt from some or all of these corporate governance requirements, stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements. See “Risk Factors — The combined company may in the future become a “controlled company” within the meaning of the applicable Nasdaq rules and, as a result, the combined company may qualify for exemptions from certain corporate governance requirements. If the combined company relies on these exemptions, the stockholders of the combined company will not have the same protections afforded to stockholders of companies that are subject to such requirements”.

NXU EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

As an emerging growth company, Nxu has opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. This section describes the material components of the executive compensation program for Nxu’s Chief Executive Officer and its two other most highly compensated executive officers, whom are referred to herein as Nxu’s “Named Executive Officers”.

Introduction

For the year ended December 31, 2024, Nxu’s Named Executive Officers were:

•        Mark Hanchett, Chief Executive Officer;

•        Annie Pratt, President; and

•        Sarah Wyant, Chief Financial Officer.

The objective of Nxu’s compensation program is to provide a total compensation package to each Named Executive Officer that will enable Nxu to attract, motivate and retain outstanding individuals, align the interests of its executive team with those of its stockholders, encourage individual and collective contributions to the successful execution of Nxu’s short and long-term business strategies, and reward Nxu’s Named Executive Officers for favorable performance.

Summary Compensation Table

The following table shows information concerning the annual compensation for services provided to Nxu by its Named Executive Officers for the years ended December 31, 2024 and December 31, 2023. Additional information on Nxu’s Named Executive Officers’ annual compensation for the year ended December 31, 2024 is provided in the narrative sections following the Summary Compensation Table.

Name and Principal Position	Year	Salary ($)	Bonus ($)		Stock Awards ($)(1)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)		Total ($)
Mark Hanchett,	2024	300,000	—		180,000	—	—		480,000
Chief Executive Officer	2023	200,000	—		2,920,000	—	—		3,120,000
Annie Pratt,	2024	300,000	—		180,000	—	—		480,000
President	2023	200,000	—		1,870,000	—	—		1,890,000
Sarah Wyant,	2024	261,830	15,000	(5)	—	31,812	7,992	(6)	316,634
Chief Financial Officer(4)	2023	120,740	—		225,267	—	—		346,007

____________

(1)      The amounts reported in the “Stock Awards” column represent the aggregate grant date fair value of restricted stock units (“RSUs”) awarded to Nxu’s Named Executive Officers calculated in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 718. The assumptions used in calculating the grant date fair value are described in Notes 2 and 12 to Nxu’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

(2)      The amounts reported in the “Stock Awards” column for 2024 represent RSUs granted under Nxu’s short-term incentive program, described in more detail below under “Performance-Based Compensation,” to each Named Executive Officer and are based on 100% achievement of the underlying performance goals, which was determined to be the probable outcome at the time of grant. There can be no assurance that the amounts shown will be realized, and amounts could ultimately exceed these calculated fair values.

(3)      The amounts reported in the “Option Awards” column represent the aggregate grant date fair value of stock options awarded to Nxu’s Named Executive Officers calculated in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value are described in Notes 2 and 12 to Nxu’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

(4)      On December 15, 2023, the Nxu board of directors appointed Ms. Wyant to serve as Interim Chief Financial Officer, and, in connection with such appointment, her base salary increased from $190,000 to $225,000 per year effective December 15, 2023. Ms. Wyant’s base salary was subsequently increased to $235,000 effective February 26, 2024, and thereafter increased to $271,000 effective May 13, 2024. On October 23, 2024, the Nxu board of directors appointed Ms. Wyant to serve as Nxu’s Chief Financial Officer, and, in connection with such appointment, her base salary increased to $300,000 effective October 23, 2024.

(5)      In connection with Ms. Wyant’s appointment as Nxu’s Interim Chief Financial Officer, Ms. Wyant was paid a bonus of $3,000 per month from January 2024 through May 2024.

(6)      Non-equity incentive plan amounts are determined as more specifically discussed under “Annual Bonus” below. The amount in this column represents short-term cash incentive awards earned for 2024.

Narrative Disclosure to Summary Compensation Table

Original Agreements with Nxu’s Named Executive Officers

On May 12, 2023, in connection with Nxu’s reorganization merger, Nxu entered into the Original Employment Agreements with Mr. Hanchett, Nxu’s Chief Executive Officer, and Ms. Pratt, Nxu’s President (each an “Executive” and collectively, the “Executives”), in each case providing for their continued employment in their then-current respective positions, which superseded and replaced their then existing employment agreements with Atlis Motor Vehicles Inc. The terms of the Original Employment Agreements provide that the initial period of employment for each Executive shall end on December 31, 2027 and shall be automatically extended for one-year periods unless Nxu or the Executive provides written notice of intention to terminate the agreement with at least 120 days prior written notice. For additional information on the Original Employment Agreements see the section entitled, “THE MERGER — Interests of Nxu’s Directors and Executive Officers in the Merger — Original Employment Agreements with Nxu executive officers”.

Under the Original Employment Agreements, each Executive received a base salary of $200,000, which will increase to $250,000 in the first pay period following Nxu’s first delivery of a 30 kilowatt hour battery pack to a customer and will increase to $300,000 in the first day of the quarter following a quarter in which Nxu recognizes over $250,000 in revenue from core product sales. Each Executive’s base salary is subject to an annual review for increase by the compensation committee of Nxu’s board of directors. Base salaries are not subject to decrease, except for any across-the-board reduction impacting substantially all Executives of Nxu of not more than 10%. Each Executive is also eligible to receive equity awards pursuant to Nxu’s short and long-term equity incentive plans in amounts as determined by the compensation committee of the Nxu board of directors.

Under the Original Employment Agreements, Nxu may terminate the Executive’s employment immediately upon notice to the Executive. The Executive may terminate his or her employment for any reason with 120 days’ advance written notice to Nxu. In the event of an Executive’s separation from Nxu for any reason, any unvested equity awards will be forfeited, except as noted in the employment agreement or the underlying award agreement.

Under the Original Employment Agreements, if, prior to December 31, 2027, or such later date if the period of employment is extended, an Executive is involuntarily terminated by Nxu without Cause (as defined in the Original Employment Agreements) or by the Executive for Good Reason (as defined in the Original Employment Agreements), the Executive will be entitled to receive the following, subject to the Executive’s execution of a general release: (i) continuation of his or her base salary (at the rate in effect immediately prior to the separation) for the 12 months following the separation date; (ii) continued vesting of the Executive’s equity awards according to the original vesting schedule for the 12 months following the separation date; and (iii) a monthly cash payment for the 12 months following the separation date (or until such time as the Executive becomes eligible for coverage through a subsequent employer or becomes ineligible for COBRA) equal to the premium costs for medical and dental COBRA continuation coverage at the rate of Nxu’s normal contribution for active employees (the “Severance Payments”).

Under the Original Employment Agreements, if, prior to December 31, 2027 or such later date if the period of employment is extended, an Executive is involuntarily terminated by Nxu without Cause or by the Executive for Good Reason, in each case within 12 months following a Change in Control (as defined in the Original Employment Agreements), then the Executive will be eligible to receive the following, subject to the Executive’s execution of a general release: (i) 24 months of Severance Payments (instead of 12 months for a single trigger involuntary termination); and (ii) a lump sum payment in an amount equal to two times the annual bonus that the Executive would have earned at the target achievement level for the calendar year in which the separation occurred. Additionally, notwithstanding the terms of the Nxu Plan under which the awards were granted, all of the Executive’s outstanding, unvested, time-based awards will become fully vested and performance-based vesting shall be deemed achieved at target levels (and, in the case of stock options, shall remain exercisable for the remainder of their full term).

Amended Executive Employment Agreements and Wyant Employment Agreement

Concurrently with the signing of the Merger Agreement, on October 23, 2024, Nxu amended the Original Employment Agreements (collectively, the “Employment Agreement Amendments”) with the Executives.

Each Employment Agreement Amendment, among other things, (i) provides that the Executive may not hold other employment unless such employment does not interfere or conflict with the Executive’s duty under the Executive Agreement, (ii) amends and restates the provisions governing benefits upon an involuntary termination without Cause by Nxu or the Executive’s resignation for Good Reason (as such terms are defined in the Employment Agreement Amendment) such that if the Executive is involuntarily terminated by Nxu without Cause or the Executive resigns for Good Reason in each case solely following a termination of the Merger Agreement, provided that the Executive executes a general release of claims, the Executive is entitled to amounts accrued prior to the Executive’s termination, a lump sum payment equal to six (6) months of base salary, less applicable taxes and withholding, the settlement of outstanding equity awards in accordance with their terms, and a monthly cash payment equal to the monthly premium costs for COBRA coverage for up to 12 months, (iii) amends the definition of Good Reason to clarify that none of (a) the execution of the Employment Agreement Amendment, (b) changes to Executive’s duties, authority or responsibilities or Executive’s principal place of employment, in each case, while the Merger Agreement is in effect, nor (c) any of the transactions contemplated by the Merger Agreement, including the Executive’s resignation from his or her position as an officer of Nxu or member of the Nxu board of directors will constitute Good Reason for purposes of the Employment Agreement, (iv) provides for the payment to the Executive of a financing bonus not to exceed an aggregate amount equal to six months of the Executive’s annual base salary as of immediately prior to the closing in the event that after the Closing the combined company raises at least $5 million during 2025 through the sale of combined company equity securities to one or more third parties unaffiliated with either Nxu or Verde, provided that the Executive is employed by Nxu on the Closing and provided Executive executes a general release of claims in connection with any termination of employment (the “Financing Bonus”), and (v) amends the outstanding equity awards as described below.

The Nxu board of directors also appointed Ms. Wyant, Nxu’s then Interim Chief Financial Officer, to serve as Nxu’s Chief Financial Officer, effective on October 23, 2024. In connection with Ms. Wyant’s appointment, on October 23, 2024, Nxu entered into an employment agreement with Ms. Wyant (the “Wyant Employment Agreement”). The Wyant Employment Agreement increases Ms. Wyant’s annual base salary to $300,000 from $271,000, provides that Ms. Wyant is eligible for the Financing Bonus and amends her outstanding equity awards as described below. Ms. Wyant will also be eligible to participate in Nxu’s standard employee benefit programs made available by Nxu to its employees generally, and will be eligible to receive paid vacation in accordance with Nxu’s vacation policies. If Nxu terminates Ms. Wyant (other than as a result of her death, disability or for Cause) or Ms. Wyant resigns for Good Reason (as such terms are defined in the Wyant Employment Agreement), in either case, following a termination of the Merger Agreement, provided that she executes a general release of claims, Ms. Wyant will be entitled to receive amounts accrued prior to her termination, a lump sum payment of $150,000, less applicable taxes and withholding, and continued vesting of outstanding equity awards.

Amendments to Equity Awards under the Employment Agreement Amendments and the Wyant Employment Agreement

The Nxu board of directors and the Nxu Executives previously agreed to Delayed Vesting for 5,367,874 RSUs in the aggregate previously granted to the Nxu Executives, as the delivery of the RSUs during the original vesting periods would jeopardize Nxu’s ability to continue as a going concern. Pursuant to the Employment Agreement Amendments and the Wyant Employment Agreement, following the signing of the Merger Agreement, Nxu will deliver such RSUs to the Nxu Executives in installments in such amounts as Nxu determines may be delivered to the Nxu Executives without jeopardizing Nxu’s ability to continue as a going concern. Such RSUs will be delivered until the earlier of (a) the date all RSUs subject to Delayed Vesting have been delivered to the Nxu Executive or (b) the date that is no later than five business days prior to the Closing (such earlier date, the “Cut-Off Date”). Any RSUs that have not been delivered to the Nxu Executives as of the Cut-Off Date will be forfeited for no consideration. No RSUs will be settled if such settlement would cause the Nxu Executive to be subject to excise taxes imposed by Section 4999 of the Code, provided that, at Nxu’s and the Nxu Executive’s request, Verde may consider permitting such RSUs to be settled upon receipt of satisfactory evidence, in the sole discretion of Verde’s counsel, that the Nxu Executive has remitted to an escrow account established by Nxu the amount necessary to satisfy Nxu’s tax withholding obligations under Section 4999 of the Code upon the Closing.

The Nxu Executives hold stock options under the Amended 2023 Omnibus Plan and/or the Employee Stock Option Plan of Atlis Motor Vehicles, Inc. All of the stock options have a per share exercise price in excess of the current fair market value of Nxu’s stock as of the effective date of the Employment Agreement Amendments or the effective date of the Wyant Employment Agreement, as applicable. The Nxu board of directors resolved, and the Nxu Executives have agreed, to cancel all outstanding stock options, whether vested or unvested, for no consideration immediately prior to a change in control, provided the per share exercise price, as adjusted to reflect any changes in Nxu’s capitalization between the effective date of the Employment Agreement Amendments or the Wyant Employment Agreement, as applicable, and the date on which a change in control occurs, remains in excess of Nxu’s closing stock price on the trading day immediately preceding the date on which the change in control occurs.

Base Salary

Each Named Executive Officer’s base salary is a fixed component of annual compensation for performing specific job duties and functions. The annual base salary for each of the Named Executive Officers was established at levels commensurate with historical compensation with any adjustments deemed necessary to attract and retain individuals with superior talent appropriate and relative to their expertise and experience. For 2024, the base salaries for Mr. Hanchett and Ms. Pratt were each set at $300,000, and the base salary for Ms. Wyant increased to $300,000 effective October 2024 in connection with her appointment as Chief Financial Officer of Nxu (from January 2024 to February 2024, Ms. Wyant’s base salary was $225,000, from February 2024 to May 2024, Ms. Wyant’s base salary was $235,000, and from May 2024 to October 2024, Ms. Wyant’s base salary was $271,000).

Annual Bonus

Historically, annual cash incentive awards were used to motivate and reward Nxu’s employees. For 2024, only Ms. Wyant participated in Nxu’s short-term cash incentive program. Mr. Hanchett and Ms. Pratt were not eligible to receive any annual cash incentive awards. Instead, Nxu utilized a short-term equity incentive plan bonus, described in more detail under “— Equity Incentive Compensation” below.

For 2024, Ms. Wyant’s short-term cash incentive target was 12.5% of her annual base salary then in effect, payable on a quarterly basis. Payouts are determined as set forth under “— Performance-Based Compensation” below.

Equity Incentive Compensation

Equity incentive compensation is used to promote performance-based pay that aligns the interests of Nxu’s executive officers with the long-term interests of its stockholders and to enhance executive retention. Historically, Nxu has made stock awards to each of the Named Executive Officers on a fully vested basis or subject to monthly or annual ratable vesting. Prior to May 2023, Nxu had used its Employee Stock Option Plan, adopted in August 2021, to make awards to participants.

In connection with Nxu’s reorganization merger, it adopted the Nxu, Inc. 2023 Omnibus Incentive Plan, which generally provides for awards in the form of options, share appreciation rights, restricted shares, restricted share units, performance-based awards (including performance shares, performance units and performance bonus awards), and other share-based or cash-based awards. The 2023 Omnibus Incentive Plan also assumed a portion of outstanding stock options and restricted stock units from the Employee Stock Option Plan in connection with the reorganization merger. The 2023 Omnibus Incentive Plan was amended and restated effective August 14, 2024.

Performance-Based Compensation

In 2024, Nxu implemented the Short-Term Incentive Program, in which one or more of its Named Executive Officers participate. Under the program, each Named Executive Officer is eligible to earn a specified dollar value of short-term equity compensation (the “STIP Value”) each quarter, which for the STIP Value is issued in the form of RSUs under the 2023 Omnibus Incentive Plan with respect to each of Mr. Hanchett and Ms. Pratt, and in the form of cash with respect to Ms. Wyant. The STIP Value earnable will be determined by the compensation committee of Nxu’s board of directors, which sets quarterly performance goals at each quarterly board meeting, and then will assess achievement against the goals to determine the percentage of the STIP Value that has been achieved. The number of RSUs eligible to be issued to Mr. Hanchett and Ms. Pratt shall be calculated by dividing the applicable quarterly STIP Value by the closing share price on the business day immediately preceding the 15th day of the last month of each quarter. The quarterly STIP Value targets in 2024 were $60,000 for each of Mr. Hanchett and Ms. Pratt. Ms. Wyant’s quarterly STIP Value targets were $7,344, $8,469 and $8,469 for the first, second and third quarters of 2024, respectively.

Below are the quarterly goals and the performance achieved during 2024:

Q1 2024 STIP Performance Goals

Performance Metric	Goal	Decision	Weight	Outcome
Produce 2 new NxuOne™ charging boxes (cumulative 4 charging boxes produced)	Product to Market	Y/N	20%	20%
Publicly launch the NxuOne™ Mobile App	Product to Market	Y/N	20%	20%
Finalize drawings for charging site #2	Site Deployments	Y/N	20%	20%
Secure charging sites #2 & #3*	Site Deployments	Y/N	20%	0%
Raise $7M capital	Raise Capital	Sliding, min $5m	20%	20%
				80%

____________

*        Site #3 not secured as of the end of the first quarter of 2024. Performance required both sites be secured (% weight was not allocated between the sites).

Q2 2024 STIP Performance Goals

Performance Metric	Goal	Decision	Weight	Outcome
Engineering design phase kickoff for charging pedestal	Product to Market	Y/N	10%	10%
Complete production of 2 new NxuOne™ charging boxes	Product to Market	Y/N	10%	0%
Engineering & design phase complete for site #2	Site Deployments	Y/N	10%	0%
Secure site #3	Site Deployments	Y/N	10%	0%
Recognize operating revenue of more than $100,000	Revenue	Sliding, min $3k in charging revenue (15%), sale of charging unit (15%)	30%	15%
Raise $5M capital	Raise Capital	Sliding, min $3m	30%	0
				25%

Q3 2024 STIP Performance Goals

Performance Metric	Goal	Decision	Weight	Outcome
Value Creation	Enter into merger agreement	Y/N	100%	0%

The above resulted in the following payments to Nxu’s Named Executive Officers under the short-term incentive program.

•        Q1 2024 STIP:    Mr. Hanchett and Ms. Pratt each received an STIP Value of $48,000. Ms. Wyant received $5,875 in cash.

•        Q2 2024 STIP:    Mr. Hanchett and Ms. Pratt each received an STIP Value of $15,000. Ms. Wyant received $2,117 in cash.

•        Q3 2024 STIP:    No payments were made in respect of the third quarter of 2024.

Modifications to Equity Awards

As disclosed in the notes to Nxu’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus, on February 23, 2024 (the “Exchange Date”), the compensation committee of the Nxu board of directors also authorized a mandatory Exchange Program (the “RSU Exchange Program”) for all employees other than the Named Executive Officers (with the except of Ms. Wyant), to provide for the cancellation and exchange of stock-based compensation related to unvested RSUs (“Exchanged RSUs”), previously recorded as liabilities within the consolidated balance sheets, for an option to purchase shares of Nxu Class A common stock (“Exchange Option”), which are expected to be classified as equity awards within the consolidated balance sheets. The Exchange Options have an equal value to the Exchanged RSUs at the Exchange Date. Recipients also were granted the opportunity to participate in a short-term cash incentive plan for 2024 as well as an award of new stock options. Ms. Wyant’s outstanding awards that settle in RSUs were all exchanged into options under this program.

Concurrently with the signing of the Merger Agreement, Nxu entered into the Employment Agreement Amendments and the Wyant Employment Agreement, pursuant to which certain terms of RSUs previously granted to the Nxu Executives were amended as describe above under “— Amendments to Equity Awards under the Employment Agreement Amendments and the Wyant Employment Agreement.”

Other Compensation Elements

Nxu offers participation in broad-based retirement, health and welfare plans to all of its employees. Nxu has not maintained, and does not currently maintain, a defined benefit pension plan or nonqualified deferred compensation plan. Nxu currently maintains a retirement plan intended to provide benefits under section 401(k) of the Internal Revenue Code whereby employees, including its Named Executive Officers, are allowed to contribute portions of their base compensation to a tax-qualified retirement account. Nxu currently does not provide matching contributions under the plan. In addition, Nxu does not provide perquisites to its Named Executive Officers.

Clawback Policy

In 2023, the Nxu board of directors approved a policy for recoupment of incentive compensation received by current or former executive officers on or after October 2, 2023 (the “Clawback Policy”). The Nxu board of directors adopted the Clawback Policy to meet the requirements of the final Nasdaq listing standards implementing Exchange Act Rule 10D-1. The Clawback Policy provides that following an accounting restatement, the compensation committee of the Nxu board of directors must assess whether any incentive amounts paid to current and former executive officers were in excess of what should have been paid based on the revised financials, and thus should be subject to recovery. The policy has a three-year look-back and applies to both current and former executives, regardless of such executive’s fault, misconduct or involvement in causing the restatement.

Policies and Practices Related to the Grant of Certain Equity Awards Close in Time to the Release of Material Nonpublic Information

Nxu is committed to adhering to high standards of corporate governance and transparency, particularly regarding executive compensation practices. To ensure compliance with applicable securities laws and to promote equitable treatment of stakeholders, Nxu has established the following policies and practices governing the timing of awards of stock options, stock appreciation rights (“SARs”), and similar option-like instruments in relation to the release of material nonpublic information (“MNPI”).

Grant Timing and Determination

1.      Pre-Determined Grant Schedule:    If the compensation committee of Nxu’s board of directors chooses to grant stock options and similar awards, it will do so on a pre-determined schedule. These grants will usually be made annually following the first Nxu board of directors meeting in the fiscal year or on a specified date as established by the compensation committee. This schedule is designed to minimize any perception of impropriety or influence of MNPI on award timing.

2.      Alignment with Board Meetings:    If a grant does not occur on the pre-determined schedule, it will generally coincide with a regularly scheduled meeting of the Nxu board of directors or its compensation committee. This ensures appropriate oversight and consistency in the granting process.

3.      Prohibition on Discretionary Timing:    Nxu shall not make discretionary grants timed to align with the release of MNPI. Awards are not made immediately before or after significant corporate announcements or events that could materially affect Nxu’s stock price.

Consideration of MNPI in Grant Timing and Terms

1.      Avoiding Grants During MNPI Periods:    Nxu prohibits the granting of stock options, SARs, or similar awards during “blackout periods” when Nxu is aware of MNPI that has not yet been disclosed to the public.

2.      Board and Committee Oversight:    The compensation committee of the Nxu board of directors shall evaluate whether the timing and terms of proposed grants may be affected by MNPI. If MNPI exists, the compensation committee may defer granting awards until after the information is publicly disclosed.

Disclosure and Communication of MNPI

1.      No Timing of Disclosure to Affect Awards:    Nxu shall not time the public disclosure of MNPI for the purpose of influencing the value of stock option awards or other forms of executive compensation. Any MNPI disclosure is made in accordance with Nxu’s established disclosure policies and applicable regulatory requirements.

2.      Documentation:    All grant decisions are documented in the meeting minutes of the Nxu board of directors or its compensation committee, including any considerations of MNPI.

Periodic Review and Updates

1.      Policy Review:    The Nxu board of directors or its compensation committee periodically reviews these policies and practices to ensure continued compliance with regulatory requirements and best practices.

2.      Training and Awareness:    Nxu provides training to relevant personnel to ensure a comprehensive understanding of these policies, MNPI-related compliance requirements, and the importance of maintaining integrity in the award process.

Such policies and practices reflect Nxu’s commitment to ethical and transparent executive compensation practices, aligned with regulatory requirements and shareholder expectations. By implementing these measures, Nxu aims to promote trust, mitigate risk, and safeguard the integrity of its compensation programs.

Outstanding Equity Awards at 2024 Fiscal Year-End

The following table reflects information regarding outstanding equity-based awards held by Nxu’s Named Executive Officers as of December 31, 2024. Stock option awards reflected below were granted under the Employee Stock Option Plan, assumed under the 2023 Omnibus Incentive Plan, and the 2023 Omnibus Incentive Plan. RSU awards reflected below were granted under the 2023 Omnibus Incentive Plan, except for Mr. Hanchett and Ms. Pratt’s Class B RSUs which were granted pursuant to standalone award agreements.

	Option Awards				Stock Awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)		Market value of shares or units of stock that have not vested ($)(1)
Mark Hanchett	200,692	—	1,050	8/24/2031	1,423,530	(2)	1,508,942
Annie Pratt	78,812	—	1,050	8/24/2031	1,244,886	(2)	1,319,579
Sarah Wyant	126,977	—	0.99	3/31/2034

____________

(1)      Except as otherwise noted, the amount listed reflects the market value per share of Nxu Class A common stock on the Nasdaq Capital Market of $1.06 per share as of the last trading day of the year (December 31, 2024).

(2)      Amounts represent RSUs that were granted on October 23, 2024 pursuant to the Employment Agreement Amendments and are fully vested but not yet settled.

Potential Payments Upon Termination or Change in Control

See the section titled “Narrative Disclosure to Summary Compensation Table — Amended Executive Employment Agreements and Wyant Employment Agreement” for a description of severance eligibility under the Named Executive Officers’ employment agreements. Except as noted there, the Named Executive Officers do not have any severance entitlements and are not entitled to any payments on a single-trigger change in control of Nxu.

Additionally, Nxu’s Named Executive Officer’s outstanding, unvested option awards will be forfeited and immediately terminate in the event of a Named Executive Officer’s termination of employment for any reason. Concurrently with the signing of the Merger Agreement, the Nxu Executives agreed to forfeit all outstanding stock options, whether vested or unvested, for no consideration immediately prior to a change in control, provided the per share exercise price, as adjusted to reflect any changes in Nxu’s capitalization between the effective date of the Employment Agreement Amendments or the Wyant Employment Agreement and the date on which a change in control occurs, remains in excess of Nxu’s closing stock price on the trading day immediately preceding the date on which the change in control occur.

NXU DIRECTOR COMPENSATION

Director Compensation Table

The following table provides information concerning the compensation of Nxu’s non-employee directors who served on Nxu’s board of directors during fiscal year ending December 31, 2024. Mark Hanchett and Annie Pratt also served as directors of Nxu during fiscal year ending December 31, 2024, but did not receive any additional compensation with respect to such board service.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Caryn Nightengale(2)	142,337	—	142,337
Britt Ide	150,000	148,106	298,106
Jessica Billingsley	100,000	148,106	248,106

____________

(1)      The amounts reported in the “Stock Awards” column represent the aggregate grant date fair value of RSU awards granted to Mses. Nightengale, Ide and Billingsley as part of their equity retainers for their Board service in 2024. The grant date fair value was computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value are described in Notes 2 and 12 to Nxu’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus. As of December 31, 2024, each of Nxu’s non-employee directors who were members of the Nxu board of directors on such date held 295,858 unvested RSUs.

(2)      Ms. Nightengale did not stand for re-election at Nxu’s 2024 annual meeting of stockholders.

Director Compensation Program

Nxu initially entered into a Non-Employee Director Agreement with Ms. Ide, effective February 19, 2021, that was later superseded by a Non-Employee Director Agreement dated August 30, 2021 (the “Ide Agreement”), a board of directors agreement, effective as of July 1, 2022, with Caryn Nightengale who joined Nxu’s board of directors in 2022 (the “Nightengale Agreement”), and a Board of Directors Agreement, effective as of July 1, 2023, with Jessica Billinsley who joined Nxu’s board of directors in 2023 (the “Billingsley Agreement”). The Ide Agreement and the Billingsley Agreement were subsequently superseded by the Board of Directors Agreements entered into concurrently with the Merger Agreement, as described in more detail below.

The Ide Agreement and the Nightengale Agreement were each later superseded when Nxu entered into a board of directors agreement with Mses. Ide and Nightengale, respectively, effective as of May 12, 2023 (the “A&R Director Agreements”). The A&R Director Agreements and the Billingsley Agreement had an initial term lasting from the effective date until the earlier of the 12-month anniversary thereof or the date of Nxu’s annual stockholder meeting, subject to each director’s election by Nxu’s stockholders. If a director is re-elected, the agreement will continue to renew at each annual shareholder meeting, until the director is not re-elected, resigns, or is otherwise removed from the board of directors. The A&R Director Agreements and the Billingsley Agreement also provided for the following material terms (the descriptions of which are qualified in their entirety by reference to the respective A&R Director Agreements and Billingsley Agreement): (i) cash fees in the amount of a $15,000 quarterly stipend, payable until Nxu’s 2024 annual stockholder meeting (for Ms. Ide and Nightengale, each received $10,000 in cash fees on a quarterly basis prior to May 2023); (ii) a quarterly award of restricted share units having a grant date fair value of $35,000, with the number of shares determined by using the share price on the first trading day before the 15th of last month of the quarter, and with the awards vesting on the last business day of the quarter, from the effective date until Nxu’s 2024 annual stockholder meeting; (iii) an indemnification provision, which includes the obligation of Nxu to maintain directors and officers insurance; and (iv) a provision providing for attorneys’ fees if ever any proceeding commences between the parties relating to the terms of the agreement. The A&R Director Agreements additionally provided for a one-time special award of restricted share units having a grant date fair value of $40,984 in recognition of the director’s efforts related to Nxu’s public listing and RSUs having a grant date fair value of $120,000 for the three quarters ending September 30, 2022, December 31, 2022, and March 31, 2023. The A&R Director Agreements and the Billingsley Agreement also provided for certain confidentiality and non-disclosure covenants in favor of Nxu and a mutual non-disparagement provision.

On April 5, 2024, the Nxu board of directors, upon the recommendation of its compensation committee, approved letter agreements (each, a “Director Letter Agreement”) with each independent director of Nxu to provide an increase in the cash stipend paid to each independent director in accordance with the A&R Director Agreements and the Billingsley Agreement, as applicable, to reflect their significant time and effort commitments in excess of the time originally contemplated by applicable A&R Director Agreements and the Billingsley Agreement. Pursuant to the applicable Director Letter Agreement, Mses. Ide and Nightengale were awarded a cash stipend of $90,000 each and Ms. Billingsley was awarded a cash stipend of $40,000, in each case to be paid on or before April 10, 2024, for their increased service to the Nxu board of directors.

The amounts reflected in the above “Director Compensation Table” were made under the A&R Director Agreements and the Billingsley Agreement, respectively, as superseded by the Board of Directors Agreements as applicable, and the Director Letter Agreements.

Concurrently with the signing of the Merger Agreement, on October 23, 2024, Nxu entered into the Board of Directors Agreements with Mses. Ide and Billingsley, pursuant to which each of Mses. Ide and Billingsley will receive a $15,000 per quarter cash stipend and each of Mses. Ide and Billingsley was granted 591,715 RSUs under the Amended 2023 Omnibus Plan. Such RSUs vest as follows: (1) 147,928 RSUs are consideration for services rendered for the quarter ending September 30, 2024 and were immediately vested, (2) the remaining RSUs will vest ratably at the end of each calendar quarter from December 31, 2024 until June 30, 2025, provided that such director continues to serve on the Nxu board of directors on the applicable vesting date. The Board of Directors Agreements also amend outstanding equity awards as described below.

On October 23, 2024, Nxu also entered into the Nightengale Award Amendment, which amended Ms. Nightengale’s outstanding restricted stock unit awards as described below.

Pursuant to the Board of Directors Agreements and the Nightengale Award Amendment, following the signing of the Merger Agreement, Nxu will deliver 617,829 Director Delayed RSUs in the aggregate to each of Mses. Ide, Billingsley and Nightengale. Such Director Delayed RSUs will be delivered in installments in such amounts as Nxu determines may be delivered to each of Mses. Ide, Billingsley and Nightengale without jeopardizing Nxu’s ability to continue as a going concern. Such Director Delayed RSUs will be delivered until the Cut-Off Date. Any Director Delayed RSUs that have not been delivered to the Independent Directors and Ms. Nightengale as of the Cut-Off Date will be forfeited for no consideration.

VERDE EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

Executive Compensation Prior to the Merger

As Verde is an emerging growth company within the meaning of the Securities Act, Verde complies with the executive compensation rules applicable to “emerging reporting companies,” when detailing the executive compensation of our executives, as such term is defined under the Exchange Act. This section discusses the material elements of compensation awarded to, earned by or paid to our principal executive officer and our two most highly compensated executive officers (other than our principal executive officer). These three individuals are referred to as our “named executive officers” or “NEOs”.

Other than as set forth in the table and described more fully below, during the fiscal year ended December 31, 2024, Verde did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to the named executive officers. The compensation reported in the Summary Compensation Table is not necessarily indicative of how Verde will compensate its named executive officers in the future. In connection with the Merger, certain of Verde’s named executive officers are expected to enter into a new employment agreement with the combined company, which agreements are expected to provide for increased base salaries and target annual bonus opportunities. Verde expects that it will continue to review, evaluate and modify its compensation framework as a result of becoming a publicly-traded company, and its compensation following the consummation of the Merger could vary significantly from its historical practices.

The NEOs of Verde are as follows:

Name	Principal Position
Joseph Paolucci	Chief Executive Officer
Brian Gordon	President and Chief Operating Officer and Chairman

Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by, or paid to each of Verde’s NEOs for the year ended December 31, 2024.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Total
Joseph Paolucci	2024	227,630	4,378	232,008
Chief Executive Officer(1)	2023	217,622	8,755	226,377
Brian Gordon	2024	283,250	5,447	288,697
President and Chief Operating Officer and Chairman	2023	273,529	10,894	284,423

____________

(1)      Mr. Paolucci served as Verde’s Chief Commercialization Officer from August 23, 2021 until December 28, 2022, at which time his title was changed to Chief Executive Officer.

Narrative Disclosure to Summary Compensation Table

Base Compensation

Verde uses base compensation or salaries to recognize the experience, skills, knowledge and responsibilities required of its executive officers. None of Verde’s NEOs is currently party to an employment agreement or other agreement or arrangement that provides for automatic or scheduled increases in base compensation or salary.

For the year ended December 31, 2024, Verde paid Mr. Paolucci and Mr. Gordon annual base compensation of $227,630 and $283,250, respectively.

For the year ended December 31, 2023, Verde paid Mr. Paolucci and Mr. Gordon annual base compensation of $217,622 and $273,529, respectively.

Bonus Compensation

Certain of the Verde NEOs are eligible for performance-based bonuses as described below under the section entitled “VERDE EXECUTIVE OFFICER AND DIRECTOR COMPENSATION — Existing NEO Employment Agreements”. Performance-based bonuses, which are calculated as a percentage of base compensation or salary, are designed to motivate Verde’s executive officers to achieve annual goals based on Verde’s strategic, financial and operating performance objectives.

With respect to 2024 performance, Mr. Paolucci and Mr. Gordon received performance-based bonuses of $4,378 and $5,447, respectively. With respect to 2023 performance, Mr. Paolucci and Mr. Gordon received performance-based bonuses of $8,755 and $10,894, respectively.

Equity Incentives

Verde currently maintains a stock incentive plan, the 2020 Stock Incentive Plan of Ezonyx Bio Technologies, Inc. (the “2020 Plan”). Verde executive officers are eligible to participate in the 2020 Plan. The 2020 Plan allows Verde to grant incentive stock options, non-qualified stock options, restricted stock and restricted stock units to purchase common stock to eligible recipients. As of December 31, 2024, there were no options outstanding under the 2020 Plan.

Health and Welfare Plans

Verde’s NEOs are eligible to participate in the employee benefit plans that Verde offers to its employees generally, including medical, life and accidental death and dismemberment, and short- and long-term disability benefits in the United States.

401(k) Plan

Verde maintains a tax-qualified retirement plan that provides all full-time employees with an opportunity to save for retirement on a tax-advantage basis.

Existing NEO Employment Agreements

The following discussion describes the existing letter agreements to which Verde’s NEOs are a party.

Joseph Paolucci

On August 23, 2021, Verde entered into an employment agreement with Mr. Paolucci, pursuant to which Mr. Paolucci began serving as the Chief Commercialization Officer of the Company. The employment agreement provides for Mr. Paolucci’s part-time employment at will. Pursuant to the employment agreement, Mr. Paolucci is entitled to an hourly salary of $250 per hour, with the expectation the Mr. Paolucci will work between 5-20 hours per week on average. In addition, Mr. Paolucci is entitled to receive an annual bonus with a target amount of up to 100% of his compensation at the discretion of the Verde board of directors. Furthermore, Mr. Paolucci is entitled to receive a stock option, upon approval of the Verde board of directors, to purchase a number of shares of Verde Common Stock equal to 1% of Verde’s fully diluted capitalization, calculated immediately after the closing of Verde’s next bona fide equity financing in which Verde raises at least $5 million for working capital purposes. The stock option will vest with respect to 25% of the shares subject to the option on the date of grant and with respect to the remining shares 25% of the shares subject to the option on each anniversary of Mr. Paolucci’s start date of employment through the third anniversary of such start date. On December 12, 2022, Mr. Paolucci became a full-time employee of Verde. On December 28, 2022, Mr. Paolucci’s title was changed from Chief Commercialization Officer to Chief Executive Officer. On August 9, 2024, Verde granted Mr. Paolucci an option to purchase 45,431,089 shares of Verde’s common stock (the “Paolucci Option”). The Paolucci Option vested as to 25% on August 23, 2021, and on each next three anniversaries thereof. In connection with the Merger, Mr. Paolucci’s option will be assumed and converted into an option to purchase 313,474 shares of Nxu common stock.

Brian Gordon

On March 9, 2020, Verde entered into an employment agreement with Mr. Gordon, pursuant to which Mr. Gordon began serving as the President and Chief Executive Officer of Verde. The employment agreement provided for Mr. Gordon’s at-will employment. Pursuant to the employment agreement, Mr. Gordon was entitled to receive an annual base salary of $275,000. The employment agreement also provided that Mr. Gordon was eligible to participate in all Verde-sponsored benefit programs that were established by Verde and made available to its employees.

On November 18, 2020, Verde entered into an amended and restated employment agreement with Mr. Gordon. The amended and restated employment agreement provides for Mr. Gordon’s employment at-will. Pursuant to the amended and restated employment agreement, Mr. Gordon is entitled to receive an annual base salary of $275,000, as well as a quarterly bonus based on revenue earned by Verde in the applicable quarter, in a target amount equal to: (i) 25% of his annual base salary in the event Verde has earned $12.5 million of revenue but less than $25 million in revenue in a quarter, (ii) 50% of his annual base salary in the event Verde has earned $25 million in revenue but less than $50 million in revenue in a quarter, (iii) 75% of his annual base salary in the event Verde has earned $50 million in revenue but less than $100 million in revenue in a quarter and (iv) 100% of his annual base salary in the event Verde has earned $100 million or more in revenue in a quarter. In addition, the amended and restated employment agreement continues to provide that Mr. Gordon is eligible to participate in all Verde-sponsored benefit programs that are established by Verde and made available to its employees. Furthermore, the amended and restated employment agreement provides that if Mr. Gordon’s employment is terminated by Verde without Cause (as defined in the amended and restated employment agreement), then Mr. Gordon will be entitled to receive, subject to his execution and non-revocation of a release of claims in favor of Verde, (i) base salary continuation for a period of twelve-months and (ii) his projected quarterly bonus for the quarter in which Mr. Gordon’s employment was terminated, payable in periodic installments on quarterly basis for a period of twelve-months. On August 23, 2021, Mr. Gordon’s title was changed to from President and Chief Executive Officer to President and Chief Operating Officer.

Employee Invention, Non-Disclosure, Non-Competition and Non-Solicitation Agreements

Each of Verde’s executive officers has entered into standard forms of agreements with respect to proprietary and confidential information, developments, non-competition, and non-solicitation. Under these agreements, each executive officer has agreed to protect Verde’s confidential and proprietary information during and after the executive officer’s employment with Verde, not to compete with Verde during his employment and for a period generally lasting for one year after the termination of his employment, and not to solicit Verde’s employees, consultants, clients or customers during his employment and for a period generally lasting for one year after the termination of his employment. In addition, under these agreements, each executive officer has agreed that Verde owns all developments and inventions that are developed by such executive officer within the scope of and during the period of his employment with Verde that are related to Verde’s business or research and development conducted or planned to be conducted by Verde at the time such development is created. Each executive officer also agreed to provide Verde with a non-exclusive, royalty-free, perpetual license to use any prior inventions that such executive officer incorporates into inventions assigned to Verde under these agreements.

Potential Payments Pursuant to Existing NEO Employment Agreements Upon Termination or Change in Control

Other than with respect to the payments Mr. Gordon is entitled to receive upon termination as discussed above under the section entitled “VERDE EXECUTIVE OFFICER AND DIRECTOR COMPENSATION — Existing NEO Employment Agreements” and with respect to the payments upon a change of control under the 2020 Plan, Verde does not offer or have in place for its NEOs any formal retirement, severance or other similar compensation programs providing for additional benefits or payments in connection with a termination of employment, change in job responsibility or change in control.

Outstanding Equity Awards at December 31, 2024

The following table sets forth information regarding all outstanding equity awards held by each of Verde’s NEOs as of December 31, 2024.

	Option Awards
Name	Number of securities underlying unexercised options (#) exercisable		Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date
Joseph Paolucci	45,431,089	(1)	—	—	0.01	12/31/2026
Brian Gordon	—		—	—	—	—

____________

(1)      On August 9, 2024, Verde granted Mr. Paolucci the Paolucci Option. The Paolucci Option vested as to 25% on August 23, 2021, and on each next three anniversaries thereof. In connection with the Merger, Mr. Paolucci’s option will be assumed and converted into an option to purchase 313,474 shares of Nxu common stock.

Long Term Equity Incentive Plans

In addition to the 2020 Plan, which will only govern those Verde options granted prior to the closing of the Merger which are assumed by Nxu at the First Merger Effective Time, the combined company intends to adopt, and Verde expects the Nxu stockholders to approve the 2025 Incentive Plan, which will be effective upon consummation of the Merger. For a summary of the 2025 Incentive Plan, see Proposal No. 9, the Equity Plan Proposal. In connection with the Merger and assuming stockholder approval is received with respect to the 2024 Incentive Plan, the combined company intends to make equity awards under the 2025 Incentive Plan following completion of the Merger. The form, amount and timing of these contemplated new awards have not yet been determined, but recipients of these awards are expected to include Mr. Paolucci and Mr. Gordon, as well as other employees, members of the combined company’s board of directors and other consultants or advisors to the combined company.

DIRECTOR COMPENSATION

During the year ended December 31, 2024, Verde did not provide any additional compensation to Mr. Gordon, its President and Chief Operating Officer, for his service as a director. Mr. Gordon’s compensation as an NEO is set forth above under “VERDE EXECUTIVE OFFICER AND DIRECTOR COMPENSATION — Summary Compensation Table”.

Director Compensation After the Merger

The combined company anticipates adopting a non-employee director compensation program that will become effective as of the Closing. Under this director compensation program, the combined company will pay non-employee directors a cash retainer for service on the combined company’s board of directors. The chairperson of the combined company’s board of directors and each committee chairperson will receive higher retainers for such service as chairperson. These fees are expected to be payable in arrears in four equal quarterly installments on the last day of each calendar quarter, provided that the amount of such payment will be prorated for any portion of such quarter that the director is not serving on the combined company’s board of directors and no fee will be payable in respect of any period prior to the completion of the Merger.

In addition, under the director compensation program, it is expected that each non-employee director will receive, upon his or her initial election or appointment to the combined company’s board of directors, an initial equity award under the 2025 Incentive Plan in the form of options with a value of $150,000. Further, it is expected that on the date of the annual meeting of stockholders, each non-employee director then serving on the combined company’s board of directors who has not received an initial equity award within the 12-month period preceding the date of the annual meeting, will receive an annual equity award under the 2025 Incentive Plan in the form of options with a value of $150,000. Initial equity awards are expected to vest on the first anniversary of the date of grant (provided that any initial equity award granted to a non-employee director of the combined company as of immediately following the Closing is expected to vest on the first anniversary of the Closing) subject to the non-employee director’s service as a director through the vesting date (unless otherwise provided at the time of grant). Annual equity awards are expected to vest on the earlier of the first anniversary of the date of grant and the date of the annual meeting of stockholders in the year immediately following the year in which the option was granted. Each annual equity award is also expected to accelerate in full upon a change in control of the combined company.

Member Annual Fee

Compensation
Annual Board Cash Retainer	$40,000
Additional Retainer for Board Chair	$30,000
Additional Retainers for Committee Chairs
Audit	$20,000
Compensation	$15,000
Nominating and Corporate Governance	$10,000
Annual Equity Award (non-employee directors)	$150,000
Initial Equity Award (non-employee directors)	$150,000

The combined company will also reimburse non-employee directors for reasonable travel and other expenses incurred in connection with attending meetings of the combined company’s board of directors and any committee of the combined company’s board of directors on which they serve.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain Relationships and Related Person Transactions — Nxu

The following is a summary of transactions that occurred on or were in effect after January 1, 2021 to which Nxu has been a party in which the amount involved exceeded $120,000 and in which any of Nxu’s executive officers, directors or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest.

Share Exchange Agreement with Lynx Motor Corporation (“Lynx”)

On December 27, 2023, Nxu entered into a share exchange agreement (the “Share Exchange Agreement”) with Lynx, pursuant to which Lynx sold to Nxu, and Nxu purchased from Lynx, a number of newly issued shares of Lynx representing 15% of the issued and outstanding equity interests in Lynx in exchange for 1,000 newly issued shares of series A convertible preferred stock, par value $0.0001 per share, of Nxu (the “Series A Convertible Preferred Stock” or “Series A Convertible Preferred Shares”). Each Series A Convertible Preferred Share is convertible into 1,000 shares of Class A common stock, par value $0.0001 per share, of Nxu for a conversion price of $3.00 per share. The Share Exchange Agreement contains customary representations and warranties by Nxu. As a part of the transaction, Nxu designated one person to serve on the board of directors of Lynx.

On January 29, 2024, Nxu registered 1.0 million shares of Nxu Class A common stock, par value $0.0001, pursuant to the terms of its Share Exchange Agreement with Lynx, under which Nxu sold to Lynx 1,000 shares of Series A Convertible Preferred Stock, which are convertible into shares of Nxu Class A common stock. Nxu did not sell any shares of Nxu Class A common stock and received no proceeds from the offering. On February 8, 2024, Lynx converted all of its shares of Series A Convertible Preferred Stock into 1.0 million shares of Nxu Class A common stock.

Concurrently with the Share Exchange Agreement, Lynx issued a non-interest bearing promissory note (the “Lynx Note”) in the principal amount of $0.3 million to Nxu in exchange for $0.3 million in immediately available funds from Nxu. The Lynx Note was originally due and payable by June 2024. Effective June 28, 2024, Nxu and Lynx agreed to amend the terms of the Lynx Note, which was extended to be repaid over nine months at an annual interest rate of 8% (the “Amended Lynx Note”). Scheduled payments on the Amended Lynx Note included an upfront principal payment of $0.02 million, which was due and paid upon execution of the Amended Lynx Note, eight payments of $0.02 million in principal and interest from July 2024 to February 2025, and a lump sum payment of the remaining principal and interest of approximately $0.08 million due no later than March 27, 2025. Pursuant to the Notice of Promissory Note Default; Demand (the “Notice of Default”) dated September 9, 2024, Lynx is in default on repayment of the Amended Lynx Note. Nxu is engaged in further discussion with Lynx about the terms of the Amended Lynx Note, which is due immediately. Ongoing discussions contemplate Lynx’s offer to make payment on the note in shares of Lynx, rather than in cash funds. While management of Nxu is actively participating in negotiations, Nxu currently intends to pursue recovery of the Lynx Note in full, including accrued interest, in cash.

Indemnification Agreements

Nxu has entered into indemnification agreements with each of its directors and executive officers. Each indemnification agreement provides that, subject to limited exceptions, and among other things, Nxu will indemnify the director or executive officer to the fullest extent permitted by law for claims arising in his or her capacity as our director or officer.

Related Party Transaction Policy

The Nxu board of directors has adopted a written Related Party Transaction Policy for the review, approval or ratification of any related person transaction. This policy provides that all related party transactions must be reviewed and approved by the disinterested members of the audit committee. The term “related party transaction” refers to any transaction, consummated or currently proposed, (including, but not limited to, a financial transaction, arrangement or relationship, including any indebtedness or guarantee of indebtedness) or series of transactions in which (i) Nxu was or is to be a participant, (ii) the amount of which exceeds the lesser of (x) $120,000 in the aggregate or (y) one percent of the average of Nxu’s total assets at year-end for the last two completed fiscal years and (iii) the Related Party (as defined below) had or will have a direct or indirect material interest. A Related Party Transaction also includes any material amendment or modification to an existing Related Party Transaction regardless of whether such transaction has previously been approved in accordance with the Related party Transaction Policy

For the purposes of our Related Party Transaction Policy, “Related Parties” include:

•        any person serving as a director, director nominee or executive officer of Nxu or any person who has served in any of such roles since the beginning of the most recent fiscal year, even if he or she does not currently serve in that role;

•        a stockholder owning in excess of five percent of Nxu’s voting securities or an immediate family member of such a stockholder;

•        immediate family members of such directors, nominees for director and executive officers, including an individual’s spouse, parents, step-parents, children, step-children, siblings, mothers- and fathers-in law, sons- and daughters-in law, brothers- and sisters-in law and other persons (except tenants or employees) who share such individual’s household; and

•        any other person who may be a “related person” pursuant to Item 404 of Regulation S-K under the Securities Exchange Act of 1934, as amended.

Certain Relationships and Related Person Transactions — Verde

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with Verde’s directors and executive officers, including those discussed in the sections entitled “MANAGEMENT OF THE COMBINED COMPANY FOLLOWING THE MERGER” and “VERDE EXECUTIVE OFFICER AND DIRECTOR COMPENSATION,” beginning on pages 228 and 247 respectively, of this proxy statement/prospectus, the following is a description of each transaction occurring since January 1, 2021 and any currently proposed transactions in which:

•        Verde was or is to be a participant;

•        the amounts involved exceeded or will exceed the lesser of $120,000 or 1% of the average of Verde’s total assets at year-end for the last two completed fiscal years; and

•        any director, executive officer, holder of more than 5% of the voting securities of Verde, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Private Placements of Securities

Common Stock and Warrant Financing

In February 2021, Verde issued and sold to Acuitas 1,405,152,224 shares of Verde Common Stock, at a price of $0.00427 per share in cash, for an aggregate purchase price of $6,000,000, and a warrant (the “February 2021 Warrant”), to purchase up to an aggregate of 1,053,864,168 shares of Verde Common Stock, at an exercise price of $0.00427 per share, for an aggregate purchase price of $6,000,000. The February 2021 Warrant is exercisable at any time or from time to time on or after the date of issuance and prior to February 7, 2025.

On June 19, 2023, Acuitas transferred and assigned all of the issued and outstanding shares of Verde Common Stock and warrants to purchase shares of Verde Common Stock held by Acuitas, as well as all outstanding secured convertible promissory notes issued by Verde to Acuitas (including security agreements relating thereto), to Humanitario, an affiliate of Acuitas, which Verde refers to as the Assignment.

Share Redistribution

In November 2020, Verde entered into a founder subscription agreement (the “Subscription Agreement”) with a founder of Verde in connection with the provision of services of such founder to Verde as a consultant under a consulting agreement (the “Consulting Agreement”) entered into in November 2020. The Consulting Agreement was terminated in April 2021. In connection with the termination of the Consulting Agreement, in September 2021, the founder entered into a settlement agreement (the “Settlement Agreement”) with Verde and certain holders of Verde common stock pursuant to which, among other things, the Subscription Agreement was rescinded and the shares of Verde common stock issued to the founder thereunder (the “Rescinded Shares”) were returned to Verde. Pursuant to a share distribution agreement (the “Share Distribution Agreement”) entered into in September 2021 with the founder,

Verde and certain holders of Verde Common Stock (the “Share Distribution Parties”), effective as of the execution of the Settlement Agreement, termination of the Subscription Agreement and the rescindment of Rescinded Shares, the Share Distribution Parties received their pro rata portion of the Rescinded Shares (the “Share Distribution”).

The following table sets forth the aggregate number of shares of Verde Common Stock that were issued to Verde directors, executive offers and holders of more than 5% of Verde voting securities and their affiliates in the Share Distribution pursuant to the Shares Distribution Agreement:

Share Distribution Party	Rescinded Shares Received
Acuitas Group Holdings, LLC(1)	597,144,063
Bruce Gordon(2)	1,929,320
Steve Gordon(3)	1,153,870

____________

(1)      On June 19, 2023, Acuitas transferred and assigned all of the issued and outstanding shares of Verde Common Stock and warrants to purchase shares of Verde Common Stock held by Acuitas, as well as all outstanding secured convertible promissory notes issued by Verde to Acuitas (including security agreements relating thereto), to Humanitario, an affiliate of Acuitas.

(2)      Bruce Gordon is the father of Brian Gordon, Verde’s President and Chief Operating Officer and Chairman.

(3)      Steve Gordon is the brother of Brian Gordon, Verde’s President and Chief Operating Officer and Chairman.

Convertible Note and Warrant Financings

February 2023 Financing

In February 2023, Verde issued to Acuitas a senior secured convertible promissory note (the “February 2023 Note”) with an aggregate principal amount of $4,000,000, documenting Acuitas’s prior two equal cash investments in Verde, which aggregated to $4,000,000 and which closed on March 31, 2022 and November 2, 2022. The February 2023 Note accrues interest on (i) $2,000,000 of the principal amount outstanding commencing on and including March 31, 2022 (the “First Interest Accrual Date”), and (ii) $2,000,000 of the principal amount outstanding commencing on and including November 2, 2022, each at an interest rate of 10% per annum. Unless earlier converted or repaid, on or after (i) the 12-month anniversary of the First Interest Accrual Date, provided that such date shall be automatically extended by a period of six (6) months if Verde enters into a business combination agreement with TLGY Acquisition Corporation on or before March 18, 2023 (the “Maturity Date”), or (ii) any time on or after the occurrence of an event of default (as defined in the February 2023 Note), the entire outstanding principal and accrued interest under the February 2023 Note shall, at the option of Acuitas, be either due and payable or converted into shares of Verde common stock. The number of shares of Verde common stock into which the outstanding principal and accrued interest will convert shall be equal to the quotient of (i) such outstanding principal amount and accrued interest divided by (ii) $5,000,000 divided by the fully diluted capitalization of Verde as of the applicable date of determination (which capitalization shall exclude any equity securities issuable upon conversion of the February 2023 Note and exercise of the February 2023 Warrant (as defined below)) (the “February 2023 Capped Price”), in accordance with the terms of the February 2023 Note. In the event of a qualified conversion event (as defined in the February 2023 Note), the outstanding principal amount and accrued interest will automatically convert into Verde common stock or other equity securities at a price per share equal to the February 2023 Capped Price as determined immediately prior to the consummation of such event. In June 2023, Verde and Acuitas entered into an amendment No. 1 to the February 2023 Note, pursuant to which the Maturity Date was extended from March 31, 2023 to April 19, 2024.

In addition, in connection with the issuance of the February 2023 Note, Verde issued and sold to Acuitas a warrant (the “February 2023 Warrant”), to purchase that number of shares of Verde common stock equal to (i) $4,000,000, divided by (ii) $5,000,000 divided by the fully diluted capitalization of Verde immediately prior to the exercise of the February 2023 Warrant and the conversion of the February 2023 Note (which capitalization shall exclude any equity securities issuable upon conversion of the February 2023 Note and exercise of the February 2023 Warrant), as set forth in the February 2023 Warrant, which number of shares is to be determined at the close of business on the day prior to Verde’s receipt of Acuitas’ notice of exercise of the February 2023 Warrant, for an aggregate exercise price of $4,000,000. The exercise price for the February 2023 Warrant is equal to (i) $4,000,000 divided by (ii) the number of shares of Verde common stock issuable upon exercise of the February 2023 Warrant, as determined in accordance with the foregoing sentence. In March 2023, Verde and Acuitas amended and restated the February 2023 Warrant to reflect that the February 2023 Warrant is exercisable for up to 3,571,130,758 shares of Verde common stock, at an initial purchase price of $0.00112009340208 per share, for an aggregate exercise price of $4,000,000. The February 2023 Warrant is exercisable at any time or from time to time on or after the date of issuance and prior to March 30, 2027.

In connection with the Closing, each of the February 2023 Note and the February 2023 Warrant will be exchanged for shares of common stock of the combined company and will no longer remain outstanding upon completion of the Merger. Assuming the consummation of the Merger occurred on December 31, 2024, each of the February 2023 Note and the February 2023 Warrant would have been exchanged for 3,115,068,492 shares and 3,571,130,758 shares, respectively, of common stock of the combined company.

June 2023 Financing

In June 2023, Verde issued and sold to Acuitas a senior secured convertible promissory note (the “June 2023 Note”), with an aggregate principal amount of $5,500,000, for cash consideration of $5,500,000. The June 2023 Note accrues interest on $5,500,000 of the principal amount outstanding commencing on and including April 19, 2023, at an interest rate of 10% per annum. Unless earlier converted or repaid, the entire outstanding principal and accrued interest under the June 2023 Note shall, at the option of Acuitas, be either due and payable or converted into shares of Verde common stock, on or after (i) the 12-month anniversary of April 19, 2023 or (ii) any time on or after the occurrence of an event of default (as defined in the June 2023 Note). The number of shares of Verde common stock into which the outstanding principal and accrued interest will convert shall be equal to the quotient of (i) such outstanding principal amount and accrued interest divided by (ii) $5,000,000 divided by the fully diluted capitalization of Verde as of the applicable date of determination (which capitalization shall exclude any equity securities issuable upon conversion of the June 2023 Note and exercise of the June 2023 Warrant (as defined below)) (the “June 2023 Capped Price”), in accordance with the terms of the June 2023 Note. In the event of a qualified conversion event (as defined in the June 2023 Note), the outstanding principal amount and accrued interest will automatically convert into Verde common stock or other equity securities at a price per share equal to the June 2023 Capped Price as determined immediately prior to the consummation of such event.

In addition, in connection with the issuance of the June 2023 Note, Verde issued and sold to Acuitas a warrant (the “June 2023 Warrant”), exercisable for up to 8,838,548,625 shares of Verde common stock, at an initial purchase price of $0.00062227411234000 per share, for an aggregate exercise price of $5,500,000. The June 2023 Warrant is exercisable at any time or from time to time on or after the date of issuance and prior to June 15, 2028.

In connection with the Closing, each of the June 2023 Note and the June 2023 Warrant will be exchanged for shares of common stock of the combined company and will no longer remain outstanding upon completion of the Merger. Assuming the consummation of the Merger occurred on December 31, 2024, each of the June 2023 Note and the June 2023 Warrant would have been exchanged for 12,874,520,547 shares and 8,838,548,625 shares, respectively, of common stock of the combined company.

2024 Financing

In March 2024, Verde issued to Humanitario a senior secured convertible promissory note (the “March 2024 Note”) with an aggregate principal amount of $1,250,000.

In April 2024, Verde issued to Humanitario a senior secured convertible promissory note (the “April 2024 Note”) with an aggregate principal amount of $500,000.

In June 2024, Verde issued to Humanitario a senior secured convertible promissory note (the “June 2024 Note”) with an aggregate principal amount of $750,000.

In July 2024, Verde issued to Humanitario a senior secured convertible promissory note (the “July 2024 Note”) with an aggregate principal amount of $500,000.

In August 2024, Verde issued to Humanitario a senior secured convertible promissory note (the “August 2024 Note”) with an aggregate principal amount of $500,000.

In October 2024, Verde issued to Humanitario a senior secured convertible promissory note (the “October 2024 Note”) with an aggregate principal amount of $500,000.

In November 2024, Verde issued to Humanitario a senior secured convertible promissory note (the “November 2024 Note”) with an aggregate principal amount of $500,000.

In December 2024, Verde issued to Humanitario a senior secured convertible promissory note (the “December 2024 Note” and, together with the March 2024 Note, the April 2024 Note, the June 2024 Note, the July 2024 Note, the August 2024 Note, the October 2024 Note and the November 2024 Note, the “2024 Notes”) with an aggregate principal amount of $500,000.

The 2024 Notes accrue interest at a fixed rate equal to 10% per annum, compounded monthly. Unless earlier converted or repaid, the entire outstanding principal and accrued interest under each of the 2024 Notes shall, at the option of Humanitario, be either due and payable or converted into shares of Verde common stock, on or after (i) September 5, 2025 or (ii) any time on or after the occurrence of an event of default (as defined in the 2024 Notes).

The number of shares of Verde common stock into which the outstanding principal and accrued interest outstanding under each of the 2024 Notes will convert shall be equal to the quotient of (i) the outstanding principal amount and accrued interest under each such 2024 Note divided by (ii) $5,000,000 divided by the fully diluted capitalization of Verde as of the applicable date of determination (which capitalization shall exclude any equity securities issuable upon conversion of the applicable converting 2024 Note) (the “2024 Note Capped Price”), in accordance with the terms of the 2024 Notes. In the event of a qualified conversion event (as defined in the 2024 Notes), the outstanding principal amount and accrued interest under each of the 2024 Notes will automatically convert into Verde common stock or other equity securities at a price per share equal to the 2024 Note Capped Price as determined immediately prior to the consummation of such event.

In connection with the Closing, each of the March 2024 Note, the April 2024 Note, the June 2024 Note, the July 2024 Note, the August 2024 Note, the October 2024 Note and the November 2024 Note will be exchanged for shares of common stock of the combined company and will no longer remain outstanding upon completion of the Merger. Assuming the consummation of the Merger occurred on December 31, 2024, each of the March 2024 Note, the April 2024 Note, the June 2024 Note, the July 2024 Note, the August 2024 Note, the October 2024 Note, the November 2024 Note and the December 2024 Note would have been exchanged for 6,783,445,000 shares, 2,682,555,000 shares, 3,968,365,000 shares, 2,610,545,000 shares, 2,585,795,000 shares, 2,556,425,000 shares, 2,533,575,000 shares and 2,508,880,000 shares, respectively, of common stock of the combined company.

Stockholders Agreement

In November 2020, Verde entered into a stockholders agreement (the “Stockholders Agreement”), with certain holders of Verde common stock, including certain holders of 5% of Verde’s capital stock, and including certain of Verde’s directors, officers and their affiliates. Pursuant to the Stockholders Agreement, in the event of a new equity financing (as defined in the Stockholders Agreement) pursuant to which the investors in such financing receive new or more favorable contractual terms, rights, preference or privileges, Acuitas and certain other holders have certain rights to receive the same or substantially similar terms, rights, preferences or privileges as such investors. The Stockholders Agreement also provides Verde with a right of first refusal in respect of certain sales of securities by certain holders of its capital stock. To the extent Verde does not exercise such right in full, Acuitas is granted a secondary right of first refusal in respect of such sales. The Stockholders Agreement also provides Acuitas and other major investors with a right of first offer in the event Verde proposes to sell new equity securities of Verde.

The Stockholders Agreement provides certain major investors with certain information rights. In addition, the holders party to the Stockholders Agreement agreed to vote their shares in favor of the election of certain directors. Furthermore, the Stockholders Agreement provides Acuitas with certain approval rights over certain transactions, subject to an ownership limitation set forth in the Stockholders Agreement. In connection with the Assignment, Acuitas assigned all of its rights and obligations under the Stockholders Agreement to Humanitario. The Stockholders Agreement will be terminated in connection with the Closing.

Indemnification Agreements

The Verde Certificate of Incorporation provides that Verde will provide indemnification, and advancement of expenses to, directors and officers to the fullest extent permitted by applicable law.

Policies for Approval of Related Party Transactions

Verde does not have a written policy regarding the review and approval of related person transactions. Nevertheless, with respect to such transactions, it has been the practice of the Verde board of directors to consider the nature of and business reasons for such transactions, how the terms of such transactions compared to those which might be obtained from unaffiliated third parties and whether such transactions were otherwise fair to and in the best interests of, or not contrary to, Verde’s best interests.

Certain Relationships and Related Party Transactions — The Combined Company

Voting Trust Agreement

As described elsewhere in this proxy statement/prospectus, Humanitario agreed to enter into the Voting Trust Agreement with the Voting Trustee within ten (10) business days after this registration statement is declared effective under the Securities Act. Pursuant to the Voting Trust Agreement, Humanitario will transfer and assign to the Voting Trustee all of the Closing Shares, effective as of the First Merger Effective Time.

The Voting Trust Agreement shall include the following terms and conditions and otherwise be on terms and conditions to the reasonable satisfaction of Humanitario, Verde and Nxu: (i) during the term of the Voting Trust Agreement, the Voting Trustee shall vote all shares of common stock of the combined company subject to the Voting Trust Agreement in favor of any vote, consent or other action in the same proportion as voted by public stockholders of the combined company that are not affiliates of the combined company with respect to such matter; (ii) if at any time during the term of the Voting Trust Agreement, (a) any shares of common stock of the combined company are issued to Humanitario pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of any of the Closing Shares, on or affecting any of the Closing Shares owned by Humanitario or otherwise, (b) Humanitario purchases or otherwise acquires beneficial ownership of any shares of common stock of the combined company or (c) Humanitario acquires the right to vote or share in the voting of any shares of common stock of the combined company, then all such shares of common stock of the combined company shall be subject to the Voting Trust Agreement; and (iii) the Voting Trust Agreement shall remain in effect until the earliest to occur of the following: (a) Terren Peizer, the sole member, Chairman and managing member of Acuitas, an affiliate of Humanitario, is sentenced to a non-custodial sentence, or finishes service of any custodial part of a sentence, based on the conviction of one count of securities fraud and two counts of insider trading, or the conviction on such charges is set aside or reversed, (b) the fifth anniversary of the Closing Date, and (c) such time as Humanitario and its affiliates collectively beneficially own shares of common stock of the combined company representing in the aggregate less than 10% of the total voting power of all shares of common stock of the combined company then outstanding.

Policies and procedures for related-person transactions

Effective upon the consummation of the Merger, the board of directors of the combined company expects to adopt a written related-party transactions policy that conforms with the requirements for issuers having securities listed on the Nasdaq stock exchange. Under the policy, the combined company’s audit committee will serve as the approval authority for related party transactions, provided that, if the related party is, or is associated with, a member of the audit committee, the combined company’s nominating and governance committee will serve as the approval authority for such transaction. The combined company’s legal department will compile and maintain a master list of related parties, disseminate the master list to function and department leaders, the Chief Financial Officer and individuals responsible for accounts payable and accounts receivable, and contracting personnel in the legal department. Any transaction that the combined company intends to undertake with a related party will be submitted to the compliance officer for determination of what approvals are required under the related party transactions policy, and the compliance officer will refer to the approval authority any related party transaction he or she determines should be considered for evaluation by the approval authority consistent with the policy. If the compliance officer becomes aware of a transaction with a related party that has not been previously approved or previously ratified under the policy that required such approval, the transaction will be submitted promptly to the approval authority for review.

INFORMATION ABOUT NXU

Unless the context otherwise requires, references to “Nxu” in this section entitled “Information about Nxu” generally refer to Nxu, Inc., a Delaware corporation (“Nxu” or “we”), in the present.

Overview

Nxu is a US-based technology company focused on leveraging its intellectual property and innovations to support energy storage and charging solutions for the infrastructure needed to power an electrified future. Nxu historically focused on building megawatt (“MW”) charging stations and developing innovative battery cells and battery packs for use in advanced energy storage systems, and mobility products.

Our NxuOne™ charging technology provides repeatable, consistent power delivery, designed to meet the needs of today’s electric vehicles as well as those developed in the future. We believe the NxuOne™ is one of the highest powered charging technologies currently on the market and is expandable to meet the megawatt power needs of tomorrow’s vehicles.

Nxu was incorporated in Delaware in 2016 as Atlis Motor Vehicles Inc. (“Atlis”). Since its incorporation, Nxu has been primarily focused on research and development. The business strategy, intellectual property, and initial truck design were created by the founding team. In March 2018, Nxu launched its first Regulation CF campaign to fund further development of the battery technology and the concept designs of the Nxu Platform and Nxu Truck. In October 2018, Nxu completed a proof-of-concept prototype battery pack that demonstrated a full charge in less than 15 minutes. In 2019, Nxu completed a proof-of-concept prototype of the Nxu Platform.2 A second Regulation CF campaign in December 2019 allowed Nxu to move out of Chief Executive Officer Mark Hanchett’s garage and into Nxu’s first production facility and hire additional engineers to finalize design of the Nxu battery cell, Nxu Platform, and Nxu Truck. In August 2020, Nxu launched a successful Regulation A+ campaign which funded facility expansion and continued growth of Nxu technical development teams. In September 2021, Nxu launched a Regulation CF campaign to continue scaling Nxu battery cell development. In early 2022, Nxu launched its final Regulation A+ campaign which not only funded Nxu’s operations throughout that year but also provided a foundation upon which Nxu could become a public company. On September 27, 2022, Nxu became a publicly listed company trading on Nasdaq under the ticker “AMV”.

Nxu began production and delivery of charging hardware and software products in 2023. From its founding in 2016, Nxu built multiple prototypes and proof-of-concepts of electric vehicle systems, battery technologies, charging systems, and supporting software solutions. As part of its research and development efforts, Nxu began manufacturing pilots of battery technology in its facility in Mesa, Arizona in 2022. Nxu has built a robust intellectual property portfolio, which, as the date of this proxy statement/prospectus, includes five issued patents and 37 pending patent applications across battery, charging, and vehicle technology.3 Our issued patents are effective through dates between July 2031 and July 2034. For all other patents, the rights and duration are pending grant of the patent by the U.S. Patent and Trademark Office.

On May 12, 2023, Atlis, the predecessor company, completed a reorganization merger pursuant to an agreement and plan of merger, dated as of April 16, 2023 (the “Reorganization Agreement”), by and among Atlis, Nxu and Atlis Merger Sub, Inc., a Delaware corporation and, as of immediately prior to the consummation of such merger, a wholly-owned subsidiary of Nxu (“Atlis Merger Sub”). The Reorganization Agreement provided for the merger of Atlis and Atlis Merger Sub, with Atlis surviving the merger as a wholly owned subsidiary of Nxu (the “Reorganization Merger”). Following the closing of the Reorganization Merger, Nxu’s Class A common stock commenced trading on Nasdaq under the ticker “NXU”.

In May 2024, Nxu announced its intention to evaluate strategic alternatives, with the Strategic Planning Committee of its board of directors (the “Strategic Planning Committee”) leading such evaluation with outside assistance from advisors. At the time of announcement, the Strategic Planning Committee had identified targets for a business combination intended to position the newly combined company for sustainable long-term value creation with a strengthened financial profile. In October 2024, Nxu announced the proposed merger with Verde.

Nxu is an early-stage company and, as such, has incurred losses from operations and has had negative cash flows from operating activities since its inception.

In light of Nxu’s liquidity position and anticipated future funding requirements, Nxu continues to pursue all available options for funding including seeking funding in the form of potential equity and/or debt financing arrangements or similar transactions, further reducing expenses, and selling assets. Even if Nxu is successful in implementing the Merger or other strategic alternative, Nxu will continue to require additional funding. Nxu cannot provide any assurance that access to capital will be readily available when needed or that it will be successful in implementing the Merger or other strategic alternative, which is subject to the satisfaction of conditions beyond Nxu’s control. If Nxu is unable to complete the Merger or other strategic transaction in a timely manner, Nxu could be required to dissolve and liquidate our assets under the bankruptcy laws or otherwise.

NxuOne™ Charging System

Our proprietary NxuOne™ charging system is intended to be capable of delivering up to 4.5MWs of continuous power, deployable as a standalone charging station or as a drop-in direct-grid connection solution. The NxuOne™ is intended to be a proprietary charging solution aimed at providing charging capabilities to electric vehicles utilizing North American Charging Standard (“NACS”) and Combined Charging System 2.0 (“CCS 2.0”). The NxuOne™ charging systems can accommodate direct current (“DC”) inputs from energy storage systems, reducing the complex and expensive utility integration and equipment cost necessary to provide consistent and repeatable megawatt+ power to charging sites.

Nxu currently generates revenue by providing kW hour (“kWh”) of energy to consumer and commercial customers through the NxuOne™ charging systems. Nxu first deployed a pilot vehicle charging location in Mesa, Arizona in September 2023.

Government Regulation

Nxu subject to extensive regulatory requirements in connection with the distribution of its NxuOne™ charging products. Compliance with changing regulations could be time consuming, burdensome, and expensive. To the extent compliance with new and existing regulations is cost prohibitive, our business prospects, financial condition, and operating results may be adversely affected. Nxu is also subject to numerous federal, state and local environmental laws and regulations governing, among other things, solid and hazardous waste storage, treatment and disposal, and remediation of releases of hazardous materials. There are significant capital, operating and other costs associated with compliance with these environmental laws and regulations. Environmental laws and regulations may become more stringent in the future, which could increase costs of compliance or require Nxu to manufacture with alternative technologies and materials. See “Risk Factors — We may face state and federal regulatory challenges, including environmental and safety regulations” in our Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on April 1, 2024 for more information.

Seasonality

Nxu expects that its operating results will fluctuate in the future due to various factors including changing economic conditions. Seasonal trends may also be impacted by externalities such as pandemics, supply chain disruptions and materials and machinery shortages.

Employees

During the second quarter of 2024, management of Nxu began considering necessary actions it may take due to its limited ability to raise additional capital or generate cash flows from operations to support future operations and growth. On May 10, 2024, Nxu significantly reduced its headcount across Product, Engineering, Manufacturing, and General & Administrative functions as a cost saving and cash preserving measure. Additionally, other cost saving measures were implemented, including preparing assets for sale, negotiating lease terminations and accounts payables balances, and cleaning and vacating unneeded leased space. As of December 31, 2024, Nxu had four full-time employees and no part-time employees. From time to time, Nxu retains independent contractors to support its organization. None of the employees are represented by a labor union or covered by collective bargaining agreements, and Nxu believes its relationship with the employees is good.

Properties

Nxu leases a facility at 1828 Higley Road, Mesa, Arizona, for all its operations. The 42,828 square feet industrial facility is occupied solely by Nxu and includes 7,828 square feet of office space and approximately 35,000 in manufacturing space. We do not own the land on which our primary facility is located and thus are subject to various lease arrangements with a third-party entity.

Nxu subleases 21,441 square feet of office space at 63 S. Rockford Drive, Ste, 201, Tempe, Arizona. The second-floor suite is occupied entirely by Nxu. We do not own the land on which the additional office space is located, nor is Nxu the primary leaseholder, and thus are subject to various lease arrangements with a third-party entity.

Nxu considers its current office and manufacturing space adequate for its current operations.

Legal Proceedings

From time to time, Nxu may be involved in litigation matters arising from the normal course of our business activities. Litigation, even if not meritorious, could result in substantial costs and diversion of resources and management attention, and an adverse outcome in litigation could materially adversely affect our business, results of operations, financial condition, cash flows, price. See Note 12, “Commitments and Contingencies” of the unaudited condensed consolidated financial statements of Nxu for the three and nine months ended September 30, 2024 and 2023 found elsewhere in this proxy statement/prospectus for more information.

NXU’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our results of operations and financial condition should be read in conjunction with Nxu’s unaudited condensed consolidated financial statements and related notes included in this proxy statement/prospectus and Nxu’s audited consolidated financial statements and the notes thereto in Nxu’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on April 1, 2024 (the “2023 Form 10-K”).

Company Overview

Nxu is a US-based technology company leveraging its intellectual property and innovations to support energy storage and charging solutions for the infrastructure needed to power an electrified future. Nxu historically focused on building energy and infrastructure solutions for consumers and businesses to enable faster transition to electrification across all market segments, including building megawatt NxuOne™ charging stations and innovative battery cells and battery packs for use in advanced energy storage systems and mobility products.

On May 12, 2023, Atlis Motor Vehicles Inc. (“Atlis”), Nxu’s predecessor company, completed its previously announced reorganization merger pursuant to the Agreement and Plan of Merger, dated as of April 16, 2023 (the “Reorganization Agreement”), by and among Atlis, Nxu, and Atlis Merger Sub, Inc., a Delaware corporation and, as of immediately prior to the consummation of such merger, a wholly-owned subsidiary of Nxu (“Merger Sub”). The Reorganization Agreement provided for the merger of Atlis and Merger Sub, with Atlis surviving the merger as a wholly-owned subsidiary of Nxu (the “Reorganization Merger”). The Reorganization Agreement was approved and adopted by Atlis’s stockholders at Atlis’s Special Meeting of Stockholders, which was held on May 9, 2023.

On October 23, 2024, Nxu, Merger Sub I, Merger Sub II and Verde entered into the Merger Agreement, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub I will merge with and into Verde, with Verde continuing as a wholly owned subsidiary of Nxu and the surviving corporation of the First Merger and promptly following the First Merger, Verde shall merge with and into Merger Sub II, with Merger Sub II continuing as the surviving entity of the Second Merger. See Note 17 — Subsequent Events to Nxu’s unaudited condensed consolidated financial statements included in this proxy statement/prospectus for additional information.

Nxu is an early-stage company and as such, has incurred losses from operations and has had negative cash flows from operating activities since its inception.

In light of Nxu’s liquidity position and anticipated future funding requirements, Nxu continues to pursue all available options for funding including seeking funding in the form of potential equity and/or debt financing arrangements or similar transactions, further reducing expenses, and selling assets. Even if Nxu is successful in implementing the Merger or other strategic alternative, Nxu will continue to require additional funding. Nxu cannot provide any assurance that access to capital will be readily available when needed or that it will be successful in implementing the Merger or other strategic alternative, which is subject to the satisfaction of conditions beyond Nxu’s control. If Nxu is unable to complete the Merger or other strategic transaction in a timely manner, Nxu could be required to dissolve and liquidate its assets under the bankruptcy laws or otherwise.

Company Outlook

Nxu has historically focused on building products to capture the commercial and industrial markets which represent a portion of the electric vehicle opportunity that Nxu believes is not fully serviced by existing electric vehicle solutions. Individuals and companies that make up these segments require vehicles and equipment that are comparable in performance to their existing diesel-powered vehicles and equipment. However, limited battery capacity, range anxiety, and long charge times continue to be primary challenges to electrification. Nxu historically developed products aimed at addressing these challenges, including its proprietary mega-watt charging infrastructure and energy storage solutions.

Following a shift in focus in the latter half of 2023, Nxu continued developing and producing its NxuOne™ megawatt charging station in its Mesa, Arizona facility. As of March 31, 2024, Nxu successfully launched its first charging station and produced multiple production units ready for deployment. Production costs, including costs of materials and labor, reduced with each unit produced, as Nxu focused on scale and efficiency. Nxu started the second quarter of 2024 centered on developing plans for charging station deployment, continued scaled production of its NxuOne™ megawatt charging station, and initial design of future charging products.

So far in 2024, Nxu incurred losses from the operation of its first NxuOne™ charging station. Nxu expects to continue to incur losses until it obtains sufficient capital to restart and efficiently scale its production capabilities, increase production volume, and deploy additional NxuOne™ charging systems for public use.

Nxu’s operations have been financed primarily through net proceeds from the sale of securities. During the nine months ended September 30, 2024, Nxu raised approximately $10.7 million net, after expenses, through its “At-The-Market” equity offering (“ATM”).

On May 10, 2024, Nxu announced its intention to evaluate strategic alternatives, with the Strategic Planning Committee of its board of directors (the “Strategic Planning Committee”) leading such evaluation with outside assistance from advisors. At the time of announcement, the Strategic Planning Committee had identified targets for a business combination intended to position the newly combined company for sustainable long-term value creation with a strengthened financial profile. On October 23, 2024, Nxu entered into the Merger Agreement with Verde. There can be no assurance that Nxu will be successful in effecting the Merger or any other transactions or realizing any of the intended benefits, including obtaining a sufficient level of capital through this or other channels in the time frames needed to sustain or grow the business or on terms agreeable to Nxu. As Nxu focuses on a Merger with Verde, Nxu remains focused on reducing costs to maximize the strength of its balance sheet, reducing its use of cash, and continuing to evaluate all feasible paths to raising capital to fund operations through the date of a merger closing.

Segment Information

Nxu evaluated segment reporting in accordance with Accounting Standards Codification 280 — Segment Reporting and concluded that Nxu is comprised of one operating segment. Nxu reports segment information based on the operating results regularly reviewed by the chief operating decision maker to make decisions about resource allocation and the performance of the business.

Revenue and Profitability

Focus on Megawatt Charging

During the three and nine months ended September 30, 2024, Nxu generated revenue from the operation of its NxuOne™ megawatt charging station delivering electricity to consumer and commercial customer electric vehicles in Mesa, Arizona. Nxu expects to continue to generate revenue from charging customer vehicles. Sales of electricity to consumer and commercial customers for electric vehicle charging generated losses during the three and nine months ended September 30, 2024, primarily as a result of discounted prices offered to customers near the beginning of the year to generate customer interest and encourage high charging station utilization, and due to the cost of depreciation. In the future, Nxu’s goal is to continue to drive customer interest while focusing on increasing opportunities for profitability through utilization of its NxuOne™ charging station network, competitive pricing, and deployment of additional NxuOne™ charging stations.

For the year ended December 31, 2023, Nxu generated revenue totaling approximately $0.5 million through the sale of battery systems and components. Nxu has not continued to generate revenue from the production and sale of battery systems and components.

Other Investing Activities and Opportunities

On June 28, 2024, Nxu entered into a contract with Silicon Valley Disposition (“SVD”) to sell battery manufacturing equipment and certain other assets located in its leased warehouse space in Mesa, Arizona. Pursuant to the contract, assets identified and held for sale were sold in an online public auction (the “Auction”) held on August 13, 2024. In connection with the Auction contract, Nxu sold certain assets previously classified as held for sale for total cash proceeds of approximately $0.4 million, net of SVD commissions, and recorded a related loss on the disposal of assets sold at Auction of approximately $0.5 million. Nxu continues to classify manufacturing equipment and certain other assets that were not sold at Auction, but that are available and marketed for sale, as held for sale assets. See Note 4 — Assets Held for Sale of Nxu’s accompanying unaudited condensed consolidated financial statements included in this proxy statement/prospectus for additional information related to Nxu’s Auction results.

Production Investment and Cost Management

Nxu achieved success in its strategic focus to reduce costs of operations and scale the production of its NxuOne™ megawatt charging system in the three months ended March 31, 2024. During that quarter, Nxu doubled its production of units from the prior quarter and reduced costs of materials and labor through product development, process efficiency and team organization.

During the three months ended June 30, 2024, Nxu paused production of its NxuOne™ charging station and reduced its headcount across Product, Engineering, Manufacturing, and General & Administrative functions in an effort to reduce costs. In addition, Nxu consolidated and streamlined product plans and processes within its remaining functions, with a focus on lessening its reliance on outside vendors. The resulting cost savings Nxu gained allowed it to shift its focus toward evaluating and pursuing strategic alternatives.

Results of Operations

Three Months ended September 30, 2024 Compared to the Three Months Ended September 30, 2023

The following table sets forth certain statement of operations data for the three-month periods ended September 30, 2024 and 2023 (dollars in thousands):

	Three Months Ended September 30,
	2024	% of Total operating expenses	2023	% of Total operating expenses	Change
Revenue	$6	—%	$117	1%	$(111)

Cost of revenue	6	—	1,013	9	(1,007)
Depreciation	20	1	1	0	19
Total cost of revenue	26	1	1,014	9	(988)
Gross loss	(20)	(1)	(897)	(8)	877

Operating expenses
Research and development	—	—	3,018	27	(3,018)
General and administrative	3,042	100	8,208	72	(5,166)
Advertising	12	—	104	1	(92)

Total operating expenses	3,054	100	11,330	100	(8,276)

Operating loss	(3,074)	—	(12,227)	—	9,153

Other (loss) income, net	(1,918)	—	1,790	—	(3,708)

Net loss	$(4,992)	—%	$(10,437)	—%	$5,445

Revenue

Three months ended September 30, 2024 vs. 2023.    Nxu recognized charging revenue during the third quarter of 2024 of approximately $6 thousand from the delivery of electricity to customer electric vehicles through its NxuOne™ megawatt charging station in Mesa, Arizona. No battery revenue was recognized during the third quarter of 2024. Nxu launched its first megawatt charging station in September 2023, and Nxu recognized charging revenue during the third quarter of 2023 of less than $1 thousand. Prior to September 2023, Nxu had never generated revenue.

Nxu recognized battery revenue during the three months ended September 30, 2023 of approximately $0.12 million primarily from partial delivery of battery system and components recognized upon partial satisfaction of a customer contract. During the third quarter of 2023, Nxu paused battery production and battery-related research and development.

Cost of revenue

Three months ended September 30, 2024 vs. 2023.    Nxu recognized cost of revenue for the three months ended September 30, 2024 of approximately $0.03 million. The cost of revenue represents energy costs and depreciation related to charging station services.

Nxu recognized cost of revenue for the three months ended September 30, 2023 of approximately $1.0 million primarily related to the cost of battery systems and components sales including costs to acquire the components for sale to the customer and adjustments to reflect inventory at the lower of cost or net realizable value. Nxu wrote-off approximately $0.90 million of inventory to cost of goods sold during the three months ended September 30, 2023 when Nxu determined it would no longer be able to complete the remaining work in process related to a customer contract for battery systems and components.

Gross loss

Three months ended September 30, 2024 vs. 2023.    Gross loss decreased $0.88 million from $0.9 million during the third quarter of 2023 to $0.02 million during the third quarter of 2024 as Nxu paused battery system and component sales and continued charging services. Gross loss represents revenue less energy costs and depreciation related to charging station services.

Research and development

Three months ended September 30, 2024 vs. 2023.    Research and development decreased $3.0 million from $3.0 million during the third quarter of 2023 to $0 in the third quarter of 2024 as Nxu paused development and production of its battery technologies and megawatt charging stations and additionally initiated cost saving measures, including reducing headcount in operations and ceasing initial development of future products.

General and administrative

Three months ended September 30, 2024 vs. 2023.    General and administrative expenses decreased $5.2 million from $8.2 million during the third quarter of 2023 to $3.0 million in the third quarter of 2024. The reduction in general and administrative expense was primarily due to decreases in stock-based compensation and other payroll costs of approximately $2.7 million and $0.9 million, respectively, due to less vesting expense and a smaller team compared to the three months ended September 30, 2023. The reduction in general and administrative expense also resulted from a decrease in corporate insurance expense of approximately $0.5 million and in legal and other outside services expense of approximately $0.08 million as compared to the three months ended September 30, 2023. Additional tax credits received as well as agreements to settle unpaid balances for less than the original expense recorded further decreased expenses by approximately $0.2 million for the three months ended September 30, 2024. These were offset by an increase in bad debt expense of $0.2 million for the three months ended September 30, 2024.

Other (loss) income, net

Three months ended September 30, 2024 vs. 2023.    Other (loss) income, net decreased by $3.7 million from income of $1.8 million during the third quarter of 2023 to a loss of $1.9 million during the third quarter of 2024. The net loss recorded for the three months ended September 30, 2024 was primarily as a result of an impairment of Nxu’s investment in Lynx of $0.98 million, a loss on operating lease cancellation of $0.3 million, additional impairment of held for sale assets of $0.2 million, net of recoveries, and $0.5 million loss on disposal of assets. The other income recorded for the three months ended September 30, 2023 related primarily to an estimated gain on the fair value of convertible debt and warrant liabilities. See Note 4 — Assets Held for Sale, Note 5 — Property and Equipment, and Note 11 — Leases of Nxu’s accompanying unaudited condensed consolidated financial statements included in this proxy statement/prospectus for further discussion.

Nine Months ended September 30, 2024 Compared to the Nine Months Ended September 30, 2023

The following table sets forth certain statement of operations data for the nine-month periods ended September 30, 2024 and 2023 (dollars in thousands):

	Nine Months Ended September 30,
	2024	% of Total operating expenses	2023	% of Total operating expenses	Change
Revenue	$17	—%	$117	0%	$(100)

Cost of revenue	13	—	1,013	3	(1,000)
Depreciation	59	—	1	0	58
Total cost of revenue	72	—	1,014	3	(942)
Gross loss	(55)	—	(897)	(2)	842

Operating expenses
Research and development	957	7	12,040	30	(11,083)
General and administrative	13,204	93	27,133	69	(13,929)
Advertising	56	—	284	1	(228)

Total operating expenses	14,217	100	39,457	100	(25,240)

Operating loss	(14,272)	—	(40,354)	—	26,082

Other (loss) income, net	(3,801)	—	3,013	—	(6,814)

Net loss	$(18,073)	—%	$(37,341)	—%	$19,268

Revenue

Nine months ended September 30, 2024 vs. 2023.    Nxu recognized charging revenue during the first nine months of 2024 of approximately $17 thousand from the delivery of electricity to customer electric vehicles through Nxu’s NxuOne™ megawatt charging station in Mesa, Arizona. No battery revenue was recognized during the first nine months of 2024. Prior to September 2023, Nxu had never generated revenue.

Nxu recognized battery revenue during the nine months ended September 30, 2023 of approximately $0.12 million primarily from partial delivery of battery system and components recognized upon partial satisfaction of a customer contract. During the third quarter of 2023, Nxu paused battery production and battery-related research and development.

Cost of revenue

Nine months ended September 30, 2024 vs. 2023.    Nxu recognized cost of revenue during the nine months ended September 30, 2024 of approximately $0.07 million. The cost of revenue represents energy costs and depreciation related to charging station services.

Nxu recognized cost of revenue for the nine months ended September 30, 2023 of approximately $1.0 million related to the cost of battery systems and components sales including costs to acquire the components for sale to the customer and adjustments to reflect inventory at the lower of cost or net realizable value.

Gross loss

Nine months ended September 30, 2024 vs. 2023.    Gross loss decreased $0.84 million from $0.9 million during the first nine months of 2023 to $0.06 million in the first nine months of 2024 as Nxu paused battery system and component sales and continued charging services. Gross loss represents revenue less energy costs and depreciation related to charging station services.

Research and development

Nine months ended September 30, 2024 vs. 2023.    Research and development decreased $11.1 million from $12.0 million during the first nine months of 2023 to $0.9 million in the first nine months of 2024. During the third quarter of 2023, Nxu paused development and production of its battery technologies to focus on development of its megawatt charging stations and utilized labor hours from research and development team in construction of its megawatt charging units. During the second quarter of 2024, Nxu implemented cost savings measures that included reducing headcount in operations and ceasing initial development of future products. Additional tax credits received as well as agreements to settle unpaid balances for less than the original expense recorded further decreased research and development expenses for the nine months ended September 30, 2024.

General and administrative

Nine months ended September 30, 2024 vs.    2023. General and administrative expenses decreased $13.9 million from $27.1 million during the first nine months of 2023 to $13.2 million in the first nine months of 2024. The reduction in general and administrative expense was primarily due to decreases in stock-based compensation and employee payroll and benefits of approximately $10.1 million, due to less vesting expense and a smaller team compared to the nine months ended September 30, 2023. Additionally, costs for corporate insurance decreased by approximately $1.8 million and legal and other outside services decreased by approximately $2.5 million, as Nxu incurred fewer costs in connection with capital offerings in the first nine months of 2024 in comparison to the first nine months of 2023. These were partially offset by an increased in rent expense of $0.7 million in the first nine months of 2024 in comparison to the first nine months of 2023 due to a new equipment lease and an increase in bad debt expense of $0.2 million in the first nine months of 2024 in comparison to the first nine months of 2023.

Other (loss) income, net

Nine months ended September 30, 2024 vs.    2023. Other (loss) income, net decreased $6.8 million from other income, net of $3.0 million during the first nine months of 2023 to other loss, net of $3.8 million during the first nine months of 2024 primarily as a result of a $1.9 million write down of fixed assets held for sale and impairment of lease right-of-use assets, impairment of Nxu’s investment in Lynx of $0.98 million, $0.3 million loss on lease cancellation and $0.8 million loss on disposal of assets. Additionally, during the nine months ended September 30, 2023, Nxu recognized a $4.0 million gain on the fair value of long-term debt and warrant liability, partially offset by $1.0 million of warrant expense. See Note 15 — Fair Value of Nxu’s accompanying unaudited condensed consolidated financial statements included in this proxy statement/prospectus for further discussion.

Liquidity and Capital Resources

As disclosed in Note 1 — Organization and Basis of Presentation of Nxu’s accompanying unaudited condensed consolidated financial statements included in this proxy statement/prospectus, the accompanying unaudited condensed consolidated financial statements have been prepared assuming Nxu will continue as a going concern.

During the nine months ended September 30, 2024, Nxu incurred a net loss of approximately $18.1 million and had net cash used in operating activities of $10.2 million. On September 30, 2024, Nxu had $2.2 million in cash and an accumulated deficit of approximately $277.7 million.

During the nine months ended September 30, 2024, Nxu raised approximately $10.7 million, net of offering costs and commissions, through its ATM. As of September 30, 2024, Nxu received the maximum amount of capital available under the shelf registration and is currently unable to continue to raise capital with the ATM.

Because Nxu’s working capital requirements depend upon numerous factors, there can be no assurance that its current cash resources will be sufficient to fund its operations. Nxu cannot provide any assurance that access to capital will be readily available when needed.

These matters, among others, raise substantial doubt about Nxu’s ability to continue as a going concern for a period of one year after the date the financial statements in this proxy statement/prospectus are issued. Nxu’s management is addressing this risk by, among other things, entering into the Merger Agreement, pursuing all available options for funding, including seeking funding in the form of potential equity and/or debt financing arrangements or similar transactions, reducing expenses, and selling assets. Nxu cannot provide any assurance that it will be successful in closing the Merger with Verde or implementing such other actions, which may be subject to the satisfaction of conditions beyond Nxu’s control.

The table below sets forth a summary of Nxu’s cash flows for the nine months ended September 30, 2024 and 2023 (in thousands):

	Nine Months Ended September 30,
	2024	2023
Net cash used in operating activities	$(10,228)	$(23,703)
Net cash used in investing activities	(1,082)	(1,089)
Net cash provided by financing activities	10,672	24,119

Net cash used in operating activities.    Net cash used in operating activities during the nine months ended September 30, 2024 was $10.2 million. The use of cash resulted primarily from a net loss of $18.1 million, partially offset by employee stock-based compensation expense of $5.1 million, $2.9 million in impairment charges, $0.8 million loss on the sale or disposal of property and equipment, $0.3 million loss on operating lease cancelation, and net changes in working capital.

Net cash used in operating activities during the nine months ended September 30, 2023 was $23.7 million. The use of cash resulted primarily from a net loss of $37.3 million, offset by employee and non-employee stock-based compensation expense of $15.7 million, warrant expense of $1.0 million, net changes in working capital, and changes in the fair value of convertible debt and warrant liability.

Net cash used in investing activities.    Net cash used in investing activities for the nine months ended September 30, 2024 was $1.1 million. The cash used in investing activities was related to production of NxuOne™ charging station, and the purchase of other property and equipment, during the period.

Net cash used in investing activities for the nine months ended September 30, 2023 was $1.1 million. Cash used in investing activities was related to purchases of property and equipment during the period, partially offset by proceeds of sales of certain assets.

Net cash provided by financing activities.    Net cash provided by financing activities of $10.7 million during the nine months ended September 30, 2024 primarily consisted of proceeds from stock issued under the ATM.

Net cash provided by financing activities of $24.1 million during the nine months ended September 30, 2023 primarily consisted of proceeds from stock and convertible debt issuance, partially offset by payments on convertible debt.

Off-balance sheet arrangements and contractual obligations

Nxu did not have during the periods presented, and Nxu does not currently have, any off-balance sheet arrangements.

Nxu has contractual lease obligations for its two properties with initial lease terms ending in the summer of 2025. The lease agreement for its warehouse facility in Mesa, Arizona includes one or more options to renew with renewal terms that can extend the lease term by five years or more. Nxu added one equipment lease during the nine months ended September 30, 2024, with a lease term ending in December 2025. This equipment lease was canceled during the three months ended September 30, 2024, see Note 11 — Leases of Nxu’s accompanying unaudited condensed consolidated financial statements included in this proxy statement/prospectus for further discussion. In addition, Nxu has obligations under its convertible debt facility to repay the remaining balance not converted into equity at the maturity date two years from issuance. See Note 14 - Convertible Notes and Warrant Liability of Nxu’s accompanying unaudited condensed consolidated financial statements included in this proxy statement/prospectus for further discussion.

Private Placement Subsequent to September 30, 2024

On December 26, 2024, Nxu entered into the PIPE Securities Purchase Agreement with the PIPE Investors relating to the Private Placement pursuant to which Nxu sold to the PIPE Investors an aggregate of (i) the 6,800,000 Purchased Shares of Class A common stock, (ii) the Pre-Funded Warrants to purchase 5,200,000 shares of Class A common stock, (iii) the Series A Warrants to purchase up to 6,000,000 shares of Class A common stock (subject to adjustment on the

Reset Date and to the other adjustment provisions therein, and (iv) the Series B Warrants to purchase a number of shares of Class A common stock to be determined on the Reset Date in accordance with the terms of the Series B Warrants (and otherwise subject to adjustment as provided pursuant to the adjustment provisions therein). The aggregate offering price for the Purchased Shares and the PIPE Warrants sold in the Private Placement was approximately $3.0 million. Please see “PROPOSAL NO. 10 — THE PIPE PROPOSAL — The Private Placement” for more information on the Private Placement. All dilution from the Private Placement, including dilution attributable to the PIPE Warrants and the shares of Nxu Class A common stock issuable upon exercise thereof, will be absorbed by pre-Merger Nxu stockholders. See the section entitled “QUESTIONS AND ANSWERS ABOUT THE MERGER — Q: What equity stake will Nxu current stockholders hold in the combined company following the consummation of the Merger?”

Critical Accounting Estimates

Our significant accounting policies are discussed in Note 2 — Summary of Significant Accounting Policies of the Notes to the Consolidated Financial Statements included in Part II, Item 8 — Financial Statements and Supplementary Data to the 2023 Form 10-K. We consider the accounting policies described below to be critical in preparing our consolidated financial statements. These policies require us to make estimates and judgments that affect the reported amounts of certain assets, liabilities, expenses and related disclosures of contingencies. Our assumptions, estimates and judgments are based on historical experience, current trends and other factors to be relevant at the time we prepare the consolidated financial statements. Although our estimates and assumptions are reasonable, we cannot determine future events. Consequently, actual results could differ materially from our assumptions and estimates.

Stock-Based Compensation

As disclosed in Note 12 — Stock-Based Compensation and Common Stock of the Notes to the Consolidated Financial Statements included in Part II, Item 8 — Financial Statements and Supplementary Data to the 2023 Form 10-K, we account for stock-based compensation in accordance with ASC Topic 718, Compensation — Stock Compensation. Under the fair value recognition provisions of this topic, stock-based compensation cost for equity classified awards is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period, which is the vesting period.

We have granted stock-based awards consisting of incentive and non-qualified stock options and restricted stock units to employees, members of our board of directors and non-employees. No stock options were granted to employees, members of our Board of Directors or non-employees in 2023. Existing stock options generally vest over three years at a rate of 33.33% each year beginning one year after the grant date, with the exception of stock options granted to our Chief Executive Officer and our President which vest on the first of each month through December 1, 2024. Stock options generally expire 10 years from the grant date and are exercisable when the options vest. Stock-based compensation expense for stock options is generally recognized on a straight-line basis over the requisite service period based on the estimated fair value of the awards on the grant date. Forfeitures are accounted for as they occur in accordance with ASC 718-10-35-3. We estimate the fair value of stock options granted using the Black-Scholes option-pricing model. Calculating the fair value of stock option awards using the Black-Scholes option pricing model requires the input of certain subjective assumptions, including the fair value of the underlying common stock, expected common stock price volatility, expected dividend yield of our common stock, risk-free interest rates, and the expected option term. The assumptions used in the Black-Scholes option-pricing model is estimated as described below. Other reasonable assumptions could have a material impact on our stock-based compensation expense and therefore, our operational results.

Fair value of common stock — Historically, the fair value of our Class A common stock was estimated using a 409a valuation performed by a third party because our Class A common stock had not yet been publicly traded. The 409a valuation included certain inputs and assumptions related to the Company’s projections of future earnings and growth. Beginning in September 2022, the fair value of our common stock was indexed to the listed price of our publicly traded stock.

Expected Volatility — The volatility rate was determined by using an average of historical volatilities of selected peers deemed to be comparable to our business corresponding to the expected option term as we did not have sufficient history of trading on our common stock prior to our public offering.

Dividend Yield — The expected dividend yield was zero as we have never declared or paid cash dividends and have no plans to do so in the foreseeable future.

Risk Free Interest Rate — The risk-free interest rate was based on the U.S. Treasury yield curve in effect at that time of grant for zero-coupon U.S. Treasury notes with maturities corresponding to the expected option term.

Expected Option Term — The expected option term represented the period that the Company’s options were expected to be outstanding and is based on historical experience of similar awards, giving consideration to the contractual terms, vesting schedules and expectations of future employee behavior.

We continue to use judgement in evaluating the expected volatility over the expected option term and the expected option term utilized in our stock-based compensation expense calculation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may refine our estimates of the expected volatility over the expected option term, which could materially impact our future stock-based compensation expense.

Convertible Debt and Warrants

As disclosed in Note 14 — Fair Value of the Notes to the Consolidated Financial Statements included in Part II, Item 8 — Financial Statements and Supplementary Data to the 2023 Form 10-K, we elected the fair value option for our convertible debt and warrant liability in accordance with ASC 815 and 820. As a result, our convertible debt instrument and warrant liabilities require the use of the Monte Carlo or Black Scholes valuation model to determine fair value. Calculating the fair value of convertible debt and warrants utilizing this model requires the input of certain subjective assumptions, including the expected share price at conversion/exercise, equity volatility, dividend yield, expected life and risk free rate. Other reasonable assumptions related to the inputs used in the calculation could have a material impact on the fair market value of our convertible debt and warrants and therefore, our operational results.

Expected Volatility — The volatility rate was determined by using an average of historical volatilities of selected peers deemed to be comparable to our business corresponding to the expected option term as we did not have sufficient history of trading on our common stock at the time of valuation.

Dividend Yield — The expected dividend yield was zero as we have never declared or paid cash dividends and have no plans to do so in the foreseeable future.

Expected Life — The expected life represented the period that the Company’s debt or warrants were expected to be outstanding and is based on historical experience of similar instruments, giving consideration to the contractual terms and expectations of future conversions or exercises.

Risk Free Interest Rate — The risk-free interest rate was based on the U.S. Treasury Bond for the expected life.

Roll Forward Discount Rate — Calculated by incorporating the market adjustment factor to the implied discount rate calculated as at the transaction date and based on 92.5% of the average of the three lowest closing prices for the 10 trading days prior to the date of value. Simulated closing prices were used as a proxy for the projected Volume Weighted Average Price.

We continue to use judgement in evaluating the expected volatility and the expected term utilized in our calculation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may refine our estimates of the expected volatility over the expected term, which could materially impact the fair market value of these instruments in the future.

DESCRIPTION OF CAPITAL STOCK

The following description of Nxu capital stock is not complete and may not contain all the information you should consider before investing in Nxu capital stock. This description is summarized from, and qualified in its entirety by reference to, the Nxu Charter and the Nxu Bylaws, which have been publicly filed with the SEC, and the Proposed A&R Charter, in the form attached to this proxy statement/prospectus as Annex B. See the section entitled “Where You Can Find More Information” on page 295 of this proxy statement/prospectus. The following information does not give effect to the proposed reverse stock split described in Proposal No. 3 in this proxy statement/prospectus.

Upon the Closing and subject to approval by the Nxu stockholders of the Charter Proposals, the combined company will file the Proposed A&R Charter with the Secretary of State of the State of Delaware, which, in the judgment of the Nxu board of directors, is necessary to adequately address the needs of the combined company.

The following table sets forth a summary of the principal proposed changes and the differences between Nxu stockholders’ rights under securities authorized in the existing Nxu Charter and in the Proposed A&R Charter. This summary is qualified by reference to the complete text of the Proposed A&R Charter, a copy of which is attached to this proxy statement/prospectus as Annex B. Nxu urges you to read the Proposed A&R Charter in its entirety for a complete description of the rights and preferences of the combined company’s securities following the Merger.

In addition to the differences in rights of the securities described in the chart below, the Charter Proposals (Proposal Nos. 2 – 8), describe other significant differences of the Nxu Charter compared to the Proposed A&R Charter that Nxu stockholders are being asked to approve.

	Existing Nxu Charter	Proposed A&R Charter
Number of Authorized Shares

The existing Nxu Charter provides that the total number of authorized shares of all classes of capital stock is 5,010,000,000 shares, consisting of (a) 5,000,000,000 shares of common stock, par value $0.0001 per share, including (i) 4,000,000,000 authorized shares of Class A common stock and (ii) 1,000,000,000 authorized shares of Class B common stock, and (b) 10,000,000 shares of preferred stock, par value $0.0001 per share.

The number of authorized shares of Class A common stock, Class B common stock or preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then outstanding shares of capital stock of the Company entitled to vote therein irrespective of the provisions of Section 242(b)(2) of the DGCL.

The Proposed A&R Charter provides that the total number of authorized shares of all classes of capital stock is 5,010,000 shares, consisting of (a) 5,000,000 shares of common stock, par value $0.0001 per share, and (b) 10,000,000 shares of preferred stock, par value $0.0001 per share.

Under the Proposed A&R Charter, the division of Nxu’s common stock into two class would be eliminated and the Nxu Class A common stock would be renamed “common stock”. Upon the effectiveness under the DGCL of the Proposed A&R Charter, (1) each share of Nxu Class A common stock issued and outstanding immediately before the effectiveness of the Proposed A&R Charter shall be reclassified and combined into one validly issued, fully paid and non-assessable share of common stock and (2) each share of Nxu Class B common stock issued and outstanding immediately before the effectiveness of the Proposed A&R Charter shall be cancelled for no consideration.

The number of authorized shares of common stock or preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then outstanding shares of capital stock of the Company entitled to vote therein irrespective of the provisions of Section 242(b)(2) of the DGCL.

	Existing Nxu Charter	Proposed A&R Charter
Common Stock

Voting Rights. Each holder of Nxu Class A common stock, as such, shall have the right to one vote per share of Nxu Class A common stock held of record by such holder and each holder of Nxu Class B common stock, as such, shall have the right to ten votes per share of Nxu Class B common stock held of record by such holder. There are no cumulative voting rights.

Dividend Rights. The holders of shares of Nxu Class A common stock shall be entitled to receive, ratably in proportion to the number of shares of Nxu Class A common stock held by them, with respect to any dividends or distributions as may be declared and paid from time to time by the Nxu board of directors out of any assets of Nxu legally available therefor; provided, however, that in the event a dividend is paid in the form of shares of Nxu Class A common stock or Nxu Class B Common Stock, then holders of Nxu Class A common stock shall be entitled to receive shares of Nxu Class A common stock, and holders of Nxu Class B common stock shall be entitled to receive shares of Nxu Class B common stock, with holders of shares of Nxu Class A common stock and Nxu Class B common stock receiving, on a per share basis, an identical number of shares of Nxu Class A common stock or Nxu Class B common stock, as applicable.

Liquidation Rights. Subject to the rights of any then outstanding preferred stock, in the event of a liquidation, dissolution or winding up of Nxu, or any change of control transaction, the holders of Nxu Class A common stock will be entitled to receive ratably all of the assets of Nxu legally available for distribution to stockholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution, winding up or change of control is approved by the affirmative vote of the holders of a majority of the outstanding shares of Nxu Class A common stock.

Voting Rights. Under the Proposed A&R Charter, each holder of common stock shall have the right to one vote per share of common stock held of record by such holder. There are no cumulative voting rights.

Dividend Rights. The Proposed A&R Charter provides that, subject to the prior rights and preference, if any, applicable to the shares of preferred stock, or any series thereof, the holders of shares of common stock shall be entitled to receive, ratably in proportion to the number of shares of common stock held by them, with respect to any dividends or distributions as may be declared and paid from time to time by the Nxu board of directors out of any assets of Nxu legally available therefor.

Liquidation Rights. Subject to any rights of any then outstanding preferred stock, in the event of a dissolution, liquidation or winding up of the combined company, the holders of common stock will be entitled to receive all of the assets of Nxu legally available for distribution to its stockholders.

Other Rights. The holders of shares of Nxu Class B common stock, as such, shall not be entitled to receive any assets of Nxu in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Nxu.

	Existing Nxu Charter	Proposed A&R Charter
Preferred Stock

Under the existing Nxu Charter, the Nxu board of directors is authorized, subject to limitations prescribed by Delaware law, to issue up to 10,000,000 shares of preferred stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designations relating thereto in accordance with the DGCL, to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the DGCL. Any shares of preferred stock which may be redeemed, purchased or acquired by the Company may be reissued except as otherwise provided by law. The Nxu board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Nxu and may adversely affect the market price of Nxu Class A common stock and the voting and other rights of the holders of Nxu Class A common stock.

Same. Additionally, the one share of Series B Preferred Stock issued and outstanding immediately before the effectiveness of the Proposed A&R Charter will be redeemed, or surrendered for no consideration, upon Closing.

As of the date hereof, Nxu has one share of Series B Preferred Stock issued and outstanding. The Series B Preferred Stock is entitled to cast a number of votes equal to the total number of votes that could be cast by the holders of Nxu Class A common stock and Nxu Class B common stock on such action. The Series B Preferred Stock may be redeemed at any time at the option of the Nxu board of directors (acting in its sole discretion) for $1.00, payable in cash and only out of funds legally available therefor. There are no restrictions in the Certificate of Designations of the Series B Preferred Stock with respect to the transfer or ownership of the Series B Preferred Stock.

	Existing Nxu Charter	Proposed A&R Charter
Director Elections	Under the existing Nxu Charter, each member of the Nxu board of directors is elected or appointed for a term of office continuing until the next annual meeting of stockholders of the Nxu.

Under the Proposed A&R Charter, subject to the rights of holders of any series of preferred stock to elect directors, the combined company’s board of directors will be divided into three classes, designated as Class I, Class II and Class III.

Under the Proposed A&R Charter, subject to the rights of holders of any series of preferred stock to elect directors and subject to shorter terms for the initial directors serving in Class I and Class II, each director shall serve for a term ending on the date of the third annual meeting of holders following the annual meeting of holders at which such director was elected; provided, that the term of each director shall continue until the election and qualification of his or her successor and be subject to his or her earlier death, resignation or removal.

The vote required for election of a director by the stockholders at a meeting of stockholders shall, except in a contested election, be the affirmative vote of a majority of the votes cast in favor or against the election of a nominee at a meeting of stockholders.

In a contested election (i) the directors will be elected by a plurality of the votes cast at a meeting of stockholders by the holders of stock entitled to vote in such election and (ii) stockholders will not be permitted to vote against a nominee.

Removal of Directors; Vacancies on Board of Directors

The existing Nxu Charter provides that, subject to the rights of any series of preferred stock, a director may be removed with or without cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of the shares of capital stock of Nxu that would then be entitled to vote in an election of directors.

Any vacancy on the Nxu board of directors, including a vacancy resulting from an enlargement of the Nxu board of directors, may be filled only by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director.

Under the Proposed A&R Charter, subject to the rights of holders of any series of preferred stock, a director may be removed only for cause by the affirmative vote of at least two-thirds of the voting power of the shares of capital stock that would then be entitled to vote in an election of directors.

The Proposed A&R Charter provides that, subject to the rights of any series of preferred stock, any vacancy on the board of directors, including a vacancy resulting from an enlargement of the board of directors, may be filled only by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and cannot be filled by stockholders. A director elected to fill a vacancy will hold office until the next election of the class for which such director was chosen.

	Existing Nxu Charter	Proposed A&R Charter
Stockholder Action by Written Consent

The existing Nxu Charter provides that any action required or permitted to be taken by stockholders must be effected at an annual or special meeting of stockholders and may not be effected by any consent in writing by such holders.

The Proposed A&R Charter also provides that any action required or permitted to be taken by stockholders must be effected at an annual or special meeting of stockholders and may not be effected by any consent in writing by such holders.

Under the Proposed A&R Charter, the affirmative vote of holders of at least two-thirds (2/3rds) of the voting power of the shares of capital stock shall be required to amend or repeal, or to adopt any provision inconsistent with Article XI (Consent of Stockholders In Lieu of Meeting).

Amendment of Certificate of Incorporation

In addition to any vote of the holders of shares of any class or series of capital stock of Nxu required by law or the Nxu Charter, the existing Nxu Charter requires the affirmative vote of holders of a majority of the voting power of the then-outstanding shares of capital stock of Nxu entitled to vote thereon, voting together as a single class, to amend or repeal Articles IV (Capital Stock), V (Amendment of the Certificate of Incorporation), VI (Amendment of the Bylaws), VII (Corporate Opportunities), VIII (Board of Directors), IX (Election of Directors), X (Limitation of Director Liability), XI (Indemnification) and XII (Consent of Stockholders in Lieu of Meeting). The existing Nxu Charter further requires the affirmative vote of the holders of two-thirds of the outstanding shares of Nxu Class B common stock, voting as a separate class, for certain actions.

Provisions of the Proposed A&R Charter may be amended, altered, changed, adopted or repealed in the manner prescribed by the DGCL.

The affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of capital stock of Nxu entitled to vote thereon, voting together as a single class, will be required to amend or repeal, or adopt any provision of the Proposed A&R Charter inconsistent with Articles IV (Capital Stock), V (Amendment of the Certificate of Incorporation), VI (Amendment of the Bylaws), VII (Indemnification and Advancement), VIII (Board of Directors), IX (Election of Directors), X (Limitation of Director Liability), XI (Consent of Stockholders in Lieu of Meeting) and XII (Special Meeting of Stockholders).

The Proposed A&R Charter further provides that the affirmative vote of the holders of a majority of the outstanding shares of common stock, voting as a separate class, in order to amend, alter, change, repeal or adopt any provision of the Proposed A&R Charter in a manner that is inconsistent with, or that otherwise alters or changes the powers, preferences, or special rights of the shares of common stock so as to affect them adversely.

	Existing Nxu Charter	Proposed A&R Charter
Amendment of Bylaws

The existing Nxu Charter provides that the Nxu Bylaws may be amended or repealed by a majority vote of the Nxu board of directors or by the affirmative vote of the holders of two-thirds of the voting power of the shares of capital stock of Nxu that would be entitled to cast in any election of directors.

The Proposed A&R Charter provides that the Nxu Bylaws may be amended or repealed by (1) the affirmative vote of a majority vote of the directors present at any regular or special meeting of the board of directors at which a quorum is present or (2) by the affirmative vote of the holders of at least two-thirds of the voting power of the shares of capital stock of Nxu that would then be entitled to vote in any election of directors at an annual meeting of stockholders.

Under the Proposed A&R Charter, the affirmative vote of holders of at least two-thirds (2/3rds) of the voting power of the shares of capital stock shall be required to amend or repeal, or to adopt any provision inconsistent with Article VI (Amendment of the Bylaws).

Corporate Opportunities	Under the existing Nxu Charter, Nxu waived its interest in any corporate opportunity that is presented to a non-employee director of Nxu otherwise in such director’s capacity as a director of Nxu.	The Proposed A&R Charter eliminates this corporate opportunity waiver.
Indemnification	Under the existing Nxu Charter, Nxu is authorized to provide indemnification of and advancement of expenses to directors, officers, employees and agents of Nxu to the fullest extent permitted by law.

The Proposed A&R Charter provides that the combined company shall indemnify any person who was or is a party or threatened to be made a party to any proceeding by reason of the fact that such person is or was, or agreed to become, a director or officer of the corporation, or, while a director or officer of the corporation, is or was serving, or has agreed to serve, at the request of the corporation as a director, officer, partner, employee or trustee of another entity against all expenses, liabilities, losses, judgments, fines and amounts paid in settlement actually and reasonably incurred if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. If the action was brought by or on behalf of the corporation, no indemnification is made when a person is adjudged to be liable to the corporation unless a court determines such person is fairly and reasonably entitled to indemnity for expenses the court deems proper.

	Existing Nxu Charter	Proposed A&R Charter
Limitation of Liability

Under the existing Nxu Charter, to the fullest extent permitted by the DGCL, a director of Nxu will generally not be personally liable to Nxu or its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of the foregoing will not apply to or adversely affect any rights or protections of a director of Nxu existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

Under the Proposed A&R Charter, to the fullest extent permitted by the DGCL, each director and officer will generally not be personally liable to Nxu or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. Any repeal or modification of the foregoing will not apply to or adversely affect any rights or protections of a director or officer existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

Special Meeting of Stockholders

The existing Nxu Charter provides that special meetings of stockholders may only be called by the Nxu board of directors, the Chairperson of the Nxu board of directors or the Chief Executive Officer of Nxu, provided that special meetings of stockholders may also be called by or at the request of stockholders of Nxu collectively holding shares of capital stock of Nxu with voting power sufficient to provide the affirmative vote of two-thirds of the voting power of the shares of capital stock of Nxu that would then be entitled to vote in an election of directors.

Same. Under the Proposed A&R Charter, the affirmative vote of holders of at least two-thirds (2/3rds) of the voting power of the shares of capital stock shall be required to amend or repeal, or to adopt any provision inconsistent with Article XII (Special Meeting of the Stockholders).

Nxu Options

As of December 31, 2024, there are a total of 860,522 securities underlying unexercised options that are exercisable for Nxu current option holders. On June 30, 2025, 571,607 unexercised options that are exercisable for Nxu current option holders will expire if not exercised. Option exercise prices range from $0.99 to $4,125 per share. Option exercise prices for Nxu’s officers and current and former directors are as follows: $1,050 for each of Mark Hanchett, Annie Pratt and Britt Ide; $0.99 for Sarah Wyant; and $1,320 for Caryn Nightengale. Nxu options will continue to vest through the Closing.

Any outstanding option to acquire Nxu Class A common stock that has an exercise price that is greater than the closing price of a share of Nxu Class A common stock on the trading day immediately preceding the date of the Closing will be cancelled without payment and no longer exercisable immediately prior to the First Effective Time. Any option to acquire Nxu Class A common stock that has an exercise price that is equal to or less than the closing price of a share of Nxu Class A common stock on the trading day immediately preceding the date of the Closing will remain outstanding and exercisable subject to the terms and conditions of the applicable option award agreement and incentive plan.

Nxu Warrants

As of December 31, 2024, there were a total of 103,809 outstanding Nxu Warrants (excluding the PIPE Warrants described below). A total of 4,800 of these Nxu Warrants (held by one investor) are exercisable for no consideration. All other of these Nxu Warrants vary in exercise price and range from $26.54 to $234. Each Nxu warrantholder will have the option to exercise any such Nxu Warrant and receive, for each warrant share that would have been issuable upon such exercise immediately prior to Closing, the same number of shares of Nxu common stock. If such Nxu warrantholder chooses not to exercise any such Nxu Warrant, the Nxu warrantholder will continue to hold onto the Nxu Warrant and it will remain outstanding.

On December 26, 2024, Nxu issued the PIPE Warrants to certain PIPE Investors as follows: (i) the Pre-Funded Warrants to purchase 5,200,000 shares of Class A common stock, (ii) the Series A Warrants to purchase up to 6,000,000 shares of Class A common stock (subject to adjustment on the Reset Date and otherwise subject to adjustment as provided in the Series A Warrants), and (iii) the Series B Warrants to purchase a number of shares of Class A common stock in an amount to be determined in accordance with the reset provisions of the Series B warrants (and otherwise subject to adjustment as provided in the Series B Warrants). The Series A Warrants contain a reset adjustment that is expected to occur on the Reset Date or, if later, the eighth trading day after the PIPE Stockholder Approval is obtained. The reset price means the greater of (i) 80% of the lowest daily weighted average price and (ii) a floor price of $0.0524 (subject to adjustment). If the exercise price of the Series A Warrants is reduced pursuant to the reset provisions, the number of shares of Nxu Class A common stock for which the Series A Warrants can be exercised will be correspondingly increased. The number of shares of Common Stock for which the Series B Warrants can initially be exercised will be determined on the Reset Date and will equal that number obtained by subtracting (i) the number of Purchased Shares purchased by the PIPE Investors on the closing date of the Private Placement pursuant to the PIPE Securities Purchase Agreement from (ii) the quotient obtained by dividing (x) the aggregate purchase price paid the PIPE Investors on the closing date for the Private Placement by (y) the applicable reset price determined on the Reset Date. The Series B Warrants have an exercise price of $0.0001 per share, subject to adjustment. As a result of the reset provisions in the Series A Warrants and the provisions for determining the number of shares of Common Stock into which the Series B Warrants may be exercised, the number of shares into which the PIPE Warrants will be exercisable following the Reset Date may be significantly greater than the number of shares into which the PIPE Warrants are exercisable on the closing date of the Private Placement.

Pre-Merger Nxu stockholders’ ownership of approximately 5% of the combined company (on a fully-diluted and as-converted basis) assumes that all Nxu Warrants will have been exercised prior to Closing. Accordingly, Nxu pre-Merger stockholders will absorb all dilution from the outstanding Nxu Warrants, and reduce the approximately 5% combined company ownership to be held by Nxu stockholders upon completion of the Merger. Verde pre-Merger stockholders and their approximately 95% ownership of the combined company will not be diluted by the Nxu Warrants. Please see “PROPOSAL NO. 10 — THE PIPE PROPOSAL — The Private Placement” and “QUESTIONS AND ANSWERS ABOUT THE MERGER — Q: What equity stake will Nxu current stockholders hold in the combined company following the consummation of the Merger?” for more information on the Pre-Funded Warrants and the Series A Warrants.

Our Transfer Agent

The transfer agent for Nxu Class A common stock is Equiniti Trust Company, LLC (“Equiniti”). Nxu has agreed to indemnify Equiniti in its role as transfer agent, its agents and each of its stockholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Certain Anti-Takeover Provisions of Delaware Law and the Proposed A&R Charter

Certain provisions of Delaware law, the Proposed A&R Charter and the Nxu bylaws could make the following more difficult:

•        the acquisition of Nxu by means of a tender offer;

•        acquisition of control of Nxu by means of a proxy contest or otherwise; or

•        the removal of Nxu’s incumbent officers and directors.

It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in Nxu’s best interests, including transactions which provide for payment of a premium over the market price for Nxu’s shares.

These provisions, summarized below, are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and are designed to encourage persons seeking to acquire control of us to negotiate with our board of directors. Nxu believes that the benefits of increased protection against an unfriendly or unsolicited proposal to acquire or restructure Nxu outweigh the disadvantages of discouraging such proposals. Among other things, negotiation of such proposals could result in an improvement of their terms.

Undesignated Preferred Stock.    The ability of Nxu’s board of directors, without stockholder approval, to issue up to            shares of preferred stock with voting or other rights or preferences as designated by Nxu’s board of directors could have the effect of delaying, deferring or preventing a change in control of Nxu or the removal of existing management and may adversely affect the market price of the Class A common stock and the voting and other rights of the holders of the Class A common stock.

Stockholder Meetings.    Under the Proposed A&R Charter, only the Nxu board of directors, the Chairman of the combined company’s board of directors, or the Chief Executive Officer of the combined company may call special meetings of stockholders. However, special meetings of stockholders may also be called by or at the request of stockholders of the combined company collectively holding shares of capital stock of the combined company with voting power sufficient to provide the affirmative vote of two-thirds of the voting power of the shares of capital stock of the combined company that would then be entitled to vote in an election of directors.

Requirements for Advance Notification of Stockholder Nominations.    The Nxu Bylaws establish advance notice procedures with respect to the nomination of candidates for election as directors, other than nominations made by or at the direction of the combined company’s board of directors or a committee of the combined company’s board of directors.

No Cumulative Voting.    The Proposed A&R Charter does not provide for cumulative voting. Accordingly, the holders of a majority of the votes cast in any election of directors can elect all of the directors standing for election, if they choose.

Elimination of Stockholder Action by Written Consent.    The Proposed A&R Charter eliminates the right of stockholders to act by written consent without a meeting.

Staggered Board.    Under the Proposed A&R Charter, the combined company’s board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by its stockholders. This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of the combined company, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors.    Under the Proposed A&R Charter, a director may be removed only for cause by the affirmative vote of at least two-thirds of the voting power of the shares of capital stock of the combined company that would then be entitled to vote in an election of directors.

Choice of Forum.    The Proposed A&R Charter provides that unless the combined company consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) shall be the sole and exclusive forum for: (1) any derivative action or proceeding brought on behalf of the combined company, (2) any action asserting a claim of breach of a duty owed by, or any other wrongdoing, by any current or former director, officer, other employee or stockholder of the combined company, (3) any action asserting a claim against the combined company arising pursuant to any provision of the DGCL, the Proposed A&R Charter or the Nxu Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery, (4) any action to interpret, apply, enforce or determine the validity of any provision of the Proposed A&R Charter or the Nxu Bylaws, or (5) any other action asserting a claim governed by the internal affairs doctrine. In addition, the federal district courts of the United States shall be the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action under the Securities Act.

Amendment of Provisions in the Charter.    The Proposed A&R Charter will generally require the affirmative vote of the holders of at least a majority of the outstanding voting power in order to amend or repeal Articles IV (Capital Stock), V (Amendment of the Certificate of Incorporation), VI (Amendment of the Bylaws), VII (Indemnification and Advancement), VIII (Board of Directors), IX (Election of Directors), X (Limitation of Director Liability), XI (Consent of Stockholders in Lieu of Meeting) and XII (Special Meeting of Stockholders). The Proposed A&R Charter further requires the affirmative vote of the holders of a majority of the outstanding shares of common stock, voting as a separate class, in order to amend, alter, change, repeal or adopt any provision of the Proposed A&R Charter in a manner that is inconsistent with, or that otherwise alters or changes the powers, preferences, or special rights of the shares of common stock so as to affect them adversely.

Amendment of the Bylaws.    The Proposed A&R Charter provides that the Nxu Bylaws may be amended or repealed by a majority vote of the combined company’s board of directors or by the affirmative vote of the holders of at least two-thirds of the voting power of the shares of capital stock of the combined company that would be entitled to cast in any election of directors.

Concentrated Voting Power.    Humanitario currently controls approximately 81.7% of the voting power of Verde’s capital stock and will control approximately 94.0% of the combined voting power of the combined company’s common stock following the consummation of the Merger. Pursuant to the Voting Trust Agreement, among other things, the Voting Trustee shall vote all shares of Verde common stock subject to the Voting Trust Agreement in favor of any vote, consent or other action in the same proportion as voted by pubic stockholders of Verde that are not affiliates of Verde with respect to such matter; provided, however, that the Voting Trustee shall vote all shares of Verde common stock in accordance with the direction of the holder of such shares with respect to certain extraordinary transactions set forth in the Voting Trust Agreement. However, there can be no assurance that the Voting Trust Agreement will be effective in mitigating the influence and potential for control by Humanitario. In addition, as a result of the Voting Trust Agreement and the manner in which shares subject to the Voting Trust Agreement will be voted, stockholders who own a significant portion of the shares of the combined company’s common stock not held by affiliates of the combined company even if it is a relatively small amount may be able to control or significantly influence the election of directors, approval of any merger, consolidation or sale of all or substantially all of the combined company’s assets and other matters put to the combined company’s stockholders for approval. As a result, Humanitario could have significant influence over matters submitted to stockholders of the combined company for approval, including the election of directors and the approval of any merger, consolidation or sale of all or substantially all of the combined company’s assets. This concentration of voting power, if realized, might delay, defer or prevent a change in control or delay or prevent a merger, consolidation, takeover or other business combination involving us on terms that other stockholders may desire, which, in each case, could adversely affect the business of the combined company and/or the market price of the common stock of the combined company.

Limitations on Directors’ and Officers’ Liability and Indemnification

The Proposed A&R Charter provides that the combined company’s directors and officers will not be personally liable to the combined company or its stockholders for monetary damages for breach of their fiduciary duties as directors or officers, except liability for any of the following:

•        any breach of their duty of loyalty to the combined company or its stockholders;

•        acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•        with respect to directors, payments of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law;

•        any transaction from which the director derived an improper personal benefit; or

•        with respect to officers, in any action by or in the right of the combined company.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

The Proposed A&R Charter and the Nxu Bylaws provide that the combined company shall indemnify any person who was or is a party or threatened to be made a party to any proceeding by reason of the fact that such person is or was, or agreed to become, a director or officer of the corporation, or, while a director or officer of the corporation, is or was serving, or has agreed to serve, at the request of the corporation as a director, officer, partner, employee or trustee of another entity against all expenses, liabilities, losses, judgments, fines and amounts paid in settlement actually and reasonably incurred if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. If the action was brought by or on behalf of the corporation, no indemnification is made when a person is adjudged to be liable to the corporation unless a court determines such person is fairly and reasonably entitled to indemnity for expenses the court deems proper. The Nxu Bylaws also permit the combined company to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the combined company would have the power or the obligation to indemnify such person against such liability under the Nxu Bylaws.

Nxu believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

COMPARISON OF RIGHTS OF HOLDERS OF NXU CAPITAL STOCK
AND VERDE CAPITAL STOCK

If the Merger is completed, Verde stockholders will receive shares of Nxu common stock, pursuant to the terms of the Merger Agreement. Immediately prior to the Closing, assuming that the Charter Proposals are approved by Nxu’s stockholders, the Nxu Charter will be amended and restated to effect, among other things, the reverse stock split, the classification of the combined company’s board of directors, the supermajority stockholder vote requirement for certain actions, changes to the provisions relating to the amendment of the Nxu Charter and the Nxu Bylaws, changes to the indemnification provisions under the Nxu Charter, removal of directors only for cause, and the officer exculpation, as set forth in the form of Proposed A&R Charter attached as Annex B to this proxy statement/prospectus. In addition, after the completion of the Merger, the Nxu Charter will be amended to change its corporate name to “Verde Bioresins, Corp.”

Nxu and Verde are both incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are currently, and will continue to be, governed by the DGCL. Upon completion of the Merger, Verde stockholders will become Nxu stockholders, and their rights will be governed by the DGCL, the Nxu Bylaws and the Proposed A&R Charter, assuming the Nxu stockholders approve the Charter proposals at the Nxu special meeting.

The material differences between the current rights of Verde stockholders under the Verde Charter and the Verde Bylaws and their rights as Nxu stockholders, after the Merger, under the Proposed A&R Charter and the Nxu Bylaws, both as will be in effect immediately following the completion of the Merger and assuming that the Charter Proposals are approved, are summarized below. The summary below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the DGCL and the governing corporate instruments that are subject to amendment in accordance with their terms. Nxu has filed copies of the current Nxu Charter and the Nxu Bylaws with the SEC and will send copies of the documents referred to in this proxy statement/prospectus to you upon your request. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a stockholder of Nxu or Verde before the Merger and being a stockholder of the combined company following the completion of the Merger. For more information on how to obtain these documents, see the section entitled “WHERE YOU CAN FIND MORE INFORMATION” beginning on page 295 of this proxy statement/prospectus.

Nxu (Post-Merger)	Verde (Pre-Merger)
Organizational Documents

The rights of Nxu stockholders are governed by the Nxu Charter (and, after the Merger, the rights of the combined company stockholders will be governed under the Proposed A&R Charter), the Nxu Bylaws and the DGCL.

The rights of Verde stockholders are governed by the Verde Charter, the Verde Bylaws and the DGCL.
Authorized Capital Stock

The combined company will be authorized to issue 5,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. No shares of preferred stock are expected to be issued and outstanding upon completion of the Merger.

The number of authorized shares of common stock or preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then outstanding shares of capital stock of the Company entitled to vote therein irrespective of the provisions of Section 242(b)(2) of the DGCL.

The Verde Charter authorizes the issuance of up to 58,687,483,705 shares of common stock, par value $0.00001 per share.

Nxu (Post-Merger)	Verde (Pre-Merger)
Common Stock
Under the Proposed A&R Charter, each holder of common stock shall have the right to one vote per share of common stock held of record by such holder. There are no cumulative voting rights.

Under the Verde Charter and the Verde Bylaws, each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or the Verde Certificate of Incorporation.

Preferred Stock

Under the Proposed A&R Charter, holders of Nxu common stock, as such, shall not be entitled to vote on any amendment to the Proposed A&R Charter that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series of preferred stock are exclusively entitled, either separately or together with the holders of one or more other such series of preferred stock, to vote thereon pursuant to the Proposed A&R Charter or applicable law.

No shares of preferred stock are authorized under the Verde Charter.
Size of Board of Directors

Under the Proposed A&R Charter and the Nxu Bylaws, subject to the rights of holders of any series of preferred stock to elect directors, the number of directors will be established from time to time by the Nxu board of directors, provided that unless otherwise approved by two-thirds of the voting power of the shares of capital stock that would then be entitled to vote in an election of directors, the number of directors shall not exceed nine.

The Verde Charter and the Verde Bylaws provide that the number of directors that constitute the Verde board of directors is established by the Verde stockholders or the Verde board of directors.
Structure of Board of Directors; Term of Directors; Election of Directors

Under the Proposed A&R Charter, subject to the rights of holders of any series of preferred stock to elect directors, the board of directors will be divided into three classes, designated as Class I, Class II and Class III.

Under the Proposed A&R Charter, subject to the rights of holders of any series of preferred stock to elect directors, each director shall serve for a term ending on the date of the third annual meeting of holders following the annual meeting of holders at which such director was elected; provided, that the term of each director shall continue until the election and qualification of his or her successor and be subject to his or her earlier death, resignation or removal.

Under the Proposed A&R Charter and the Nxu Bylaws, the election of directors need not be by written ballot.

The Verde Charter and the Verde Bylaws provide that the directors shall be elected at the annual meeting of stockholders. Each director holds office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director’s earlier death, resignation or removal.

The holders of record of the Verde capital stock, voting exclusively and as a separate class, shall be entitled to elect seven (7) directors.

Removal of Directors

The Proposed A&R Charter provides that subject to the rights of holders of any series of preferred stock, any director or the entire board of directors may be removed only for cause by the affirmative vote of at least two-thirds of the voting power of the shares of capital stock that would then be entitled to vote in an election of directors.

The Verde Charter and the Verde Bylaws provide for the removal of any one or more or all the directors, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that directors elected by the holders of a particular class or series of stock may be removed without cause only by vote of the holders of a majority of the outstanding shares of such class or series.

Nxu (Post-Merger)	Verde (Pre-Merger)
Vacancies on the Board of Directors

The Proposed A&R Charter provides that, subject to the rights of holders of any series of preferred stock, any vacancy on the board of directors, including a vacancy resulting from an enlargement of the board of directors, may be filled only by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and cannot be filled by stockholders. A director elected to fill a vacancy will hold office until the next election of the class for which such director was chosen.

The Verde Charter and the Verde Bylaws provide that, subject to the rights of holders of any series of Verde Preferred Stock to elect directors, unless and until filled by the stockholders, any vacancy or newly-created directorship on the Verde board of directors, however occurring, may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A director elected to fill a vacancy shall be elected for the unexpired term of such director’s predecessor in office, and a director chosen to fill a position resulting from a newly-created directorship shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director’s earlier death, resignation or removal.

Stockholder Action by Written Consent
Under the Proposed A&R Charter, no action may be taken by stockholders by written consent in lieu of a meeting.

Under the Verde Charter and the Verde Bylaws, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted. Except as otherwise provided by the Verde Charter, stockholders may act by written consent to elect directors; provided, however, that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

Quorum

Except as otherwise provided by law or the Proposed A&R Charter, the Nxu Bylaws provide that, at each meeting of stockholders, the holders of at least one-third of the total voting power of the shares of capital stock issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business; provided that where a separate vote by a class or classes or series of capital stock is required by law or the Proposed A&R Charter, the holders of at least one-third in voting power of the shares of such class or classes or series of capital stock issued and outstanding and entitled to vote on such matter, present in person or represented by proxy, will constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, will not be broken by the withdrawal of enough votes to leave less than a quorum.

The Verde Bylaws provide that the holders of a majority in voting power of the shares of the Verde capital stock issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any, authorized by the Verde board of directors in its sole discretion, or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Verde Charter, the holders of a majority in voting power of the shares of such class or classes or series of the capital stock of the corporation issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by the Verde board of directors in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter.

Nxu (Post-Merger)	Verde (Pre-Merger)
Special Meetings of Stockholders

Pursuant to the Nxu Bylaws, special meetings of stockholders may be called at any time by only the board of directors, the Chairperson of the board of directors or the Chief Executive Officer, provided that special meetings of stockholders may also be called by or at the request of stockholders collectively holding shares of capital stock with voting power sufficient to provide the affirmative vote of two-thirds of the voting power of the shares of capital stock that would then be entitled to vote in an election of directors.

The Verde Bylaws provide that special meetings of stockholders for any purpose or purposes may be called at any time only by the Verde board of directors, the Chairman of the Verde board of directors, the Verde Chief Executive Officer, or the Verde President, and may not be called by any other person or persons.

Notice of Stockholder Meetings

Except as otherwise provided by law, the Proposed A&R Charter or the Nxu Bylaws, notice of any meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting. Notice of all meetings of stockholders shall be given as set forth in the Nxu Bylaws, stating the place, if any, date and time of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting). In the case of a special meeting, such notice shall also set forth the purpose or purposes for which the meeting is called.

Under the Verde Bylaws, notice of each meeting of stockholders, whether annual or special, shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice shall be effective if given by a form of electronic transmission consented to (in a manner consistent with the DGCL) by the stockholder to whom the notice is given. The notices of all meetings shall state the place, if any, date and time of the meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called.

The Verde Bylaws do not contain advance notice requirements for stockholder proposals.

Nomination of Directors

The Proposed A&R Charter and the Nxu Bylaws provide that nominations of persons for election to the board of directors may be made at an annual meeting of stockholders (i) by or at the direction of the board of directors or any duly authorized committee thereof, or (ii) by any stockholder of who (x) timely complies with the notice procedures under the Nxu Bylaws, (y) is a stockholder of record on the date of giving of such notice and on the record date for the determination of stockholders entitled to vote at such meeting, and (z) is entitled to vote at such meeting and on such election. The foregoing clause (ii) is the exclusive means for a stockholder to make director nominations (other than matters included in Nxu’s proxy materials pursuant to Rule 14a-8 under the Exchange Act) at an annual meeting of Nxu stockholders.

Pursuant to a Stockholders Agreement, dated November 18, 2020 (the “Stockholders Agreement”), the Verde stockholders agreed to vote all shares of Verde capital stock held by them to elect certain individuals as prescribed in the Stockholders Agreement to the Verde board of directors.

Amendment of Certificate of Incorporation

Provisions of the Proposed A&R Charter may be amended, altered, changed, adopted or repealed in the manner prescribed by the DGCL.

The affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of capital stock entitled to vote thereon, voting together as a single

Provisions of the Verde Charter may be amended, altered or repealed in the manner prescribed by the DGCL.

Nxu (Post-Merger)	Verde (Pre-Merger)

class, will be required to amend or repeal, or adopt any provision of the Proposed A&R Charter inconsistent with Articles IV (Capital Stock), V (Amendment of the Certificate of Incorporation), VI (Amendment of the Bylaws), VII (Indemnification and Advancement), VIII (Board of Directors), IX (Election of Directors), X (Limitation of Director Liability), XI (Consent of Stockholders in Lieu of Meeting) and XII (Special Meeting of Stockholders). The Proposed A&R Charter further provides that the affirmative vote of the holders of a majority of the outstanding shares of common stock, voting as a separate class, in order to amend, alter, change, repeal or adopt any provision of the Proposed A&R Charter in a manner that is inconsistent with, or that otherwise alters or changes the powers, preferences, or special rights of the shares of common stock so as to affect them adversely.

Amendment of Bylaws

Pursuant to the A&R Charter, the Nxu Bylaws may be amended or repealed by (1) the affirmative vote of a majority vote of the directors present at any regular or special meeting of the board of directors at which a quorum is present or (2) by the affirmative vote of the holders of at least two-thirds of the voting power of the shares of capital stock of Nxu that would then be entitled to vote in any election of directors at an annual meeting of stockholders.

The Verde Charter and the Verde Bylaws provide that the Verde Bylaws may be altered, amended or repealed, in whole or in part, or new bylaws may be adopted by the Verde board of directors or by the affirmative vote of the holders of a majority of the shares of the Verde capital stock issued and outstanding and entitled to vote at any annual meeting of stockholders, or at any special meeting of stockholders, provided notice of such alteration, amendment, repeal or adoption of new bylaws shall have been stated in the notice of such special meeting.

Indemnification; Limitation on Director Liability

The Proposed A&R Charter provides, that to the fullest extent permitted by the DGCL, each director and officer will generally not be personally liable to the combined company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer. Any repeal or modification of the foregoing will not apply to or adversely affect any rights or protections of a director or officer of Nxu existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

Nxu shall to indemnify any person who was or is a party or threatened to be made a party to any proceeding by reason of the fact that such person is or was, or agreed to become, a director or officer of the corporation, or, while a director or officer of the corporation, is or was serving, or has agreed to serve, at the request of the corporation as a director, officer, partner, employee or trustee of another entity against all expenses, liabilities, losses, judgments, fines and amounts paid in settlement actually and reasonably incurred if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and. with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. If the action was brought by or on behalf of the corporation, no indemnification is made when a person is adjudged to be liable to the corporation unless a court determines such person is fairly and reasonably entitled to indemnity for expenses the court deems proper.

The Verde Charter provides that Verde is authorized to provide indemnification of (and advancement of expenses to) directors, officers, and agents of Verde (and any other persons to which the DGCL permits Verde to provide indemnification), through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

Nxu (Post-Merger)	Verde (Pre-Merger)
Right of First Refusal

Pursuant to the Stockholders Agreement, each stockholder party to the Stockholders Agreement wishing to transfer any shares of Verde capital stock must first provide Verde with the right to purchase such shares. In such an event, if Verde does not elect to exercise its right of first refusal in full, a certain investor party to the Stockholders Agreement has a secondary right of first refusal to purchase all or any portion of the shares of Verde common stock which are proposed for sale or transfer by the stockholder wishing to transfer such shares.

Preemptive Rights
Pursuant to the Stockholders Agreement, if Verde proposes to offer or sell certain new securities, Verde must first offer such new securities to certain investors party to the Stockholders Agreement.
Distributions to Stockholders

The Proposed A&R Charter provides that, subject to the prior rights and preferences, if any, applicable to shares of preferred stock, or any series thereof, the holders of shares of common stock shall be entitled to receive, ratably in proportion to the number of shares of common stock held by them, with respect to any dividends or distributions as may be declared and paid from time to time by the Nxu board of directors out of any assets of the combined company legally available therefor.

The Verde Charter does not provide for dividends or distributions.
Exclusive Forum

The Proposed A&R Charter provides that unless Nxu consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the United States District Court for the District of Delaware) shall be the sole and exclusive forum for: (1) any derivative action or proceeding brought on behalf of the combined company, (2) any action asserting a claim of breach of a duty owed by, or any other wrongdoing, by any current or former director, officer, other employee or stockholder of the combined company, (3) any action asserting a claim against Nxu arising pursuant to any provision of the DGCL, the Proposed A&R Charter or the Nxu Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery, (4) any action to interpret, apply, enforce or determine the validity of any provision of the Proposed A&R Charter or the Nxu Bylaws, or (5) any other action asserting a claim governed by the internal affairs doctrine. In addition, the federal district courts of the United States shall be the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action under the Securities Act.

The Verde Charter provides that unless Verde consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Verde, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of Verde to Verde or Verde stockholders, (iii) any action asserting a claim against Verde, its directors, officers, or employees arising pursuant to any provision of the DGCL or the Verde Charter or the Verde Bylaws or (iv) any action asserting a claim against Verde, its directors, officers or employees governed by the internal affairs doctrine.

Nxu (Post-Merger)	Verde (Pre-Merger)
Stock Transfer Restrictions Applicable to Stockholders
Shares of the comvined company are transferable in the manner prescribed by the DGCL and the Nxu Bylaws.	Shares of Verde are transferable in the manner prescribed by the DGCL and the Verde Bylaws.
Business Combinations with Interested Stockholders
The Proposed A&R Charter provides that the combined company will opt out of Section 203 of the DGCL.	Verde is subject to the provisions of Section 203 of the DGCL.

PRINCIPAL STOCKHOLDERS OF NXU

The following table sets forth information with respect to the beneficial ownership of Nxu capital stock as of December 31, 2024 by:

•        each of Nxu’s directors;

•        each of Nxu’s named executive officers;

•        each of Nxu’s directors and executive officers as a group; and

•        each person or entity known by Nxu to beneficially own more than 5% of Nxu capital stock.

The percentage of beneficial ownership prior to the Merger in the table below is based on 23,563,170 outstanding shares of Nxu Class A common stock and 279,504 shares of Nxu Class B common stock, each as of December 31, 2024, which excludes shares of Nxu Class A common stock issuable upon exercise of the PIPE Warrants.

Nxu has determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules require that Nxu include shares of Nxu common stock issuable pursuant to the exercise of Nxu options or other rights that are either immediately exercisable or exercisable within 60 days of December 31, 2024. These shares of Nxu common stock are deemed to be outstanding and beneficially owned by the person holding those Nxu options or other rights for the purpose of calculating the percentage ownership of that person, but they are not treated as outstanding for the purpose of calculating the percentage ownership of any other person. Unless otherwise indicated, Nxu believes that the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, based on information provided to Nxu by such persons or entities, subject to applicable community property laws.

Except as otherwise set forth below, the address of each person or entity listed in the table is c/o Nxu, Inc., 1828 N Higley Rd., Suite 116, Mesa, Arizona 85205.

Name of Beneficial Owner	Class A Shares		% of Class	Class B Shares	% of Class	Combined Voting Power of Common Shares(1)
Mark Hanchett	1,646,226	(2)	6.4%	200,692	71.8%	12.7%
Annie Pratt	1,313,247	(3)	5.1%	78,812	28.2%	7.3%
Sarah Wyant	143,577	(4)	* %	—	—	*
Britt Ide	9,516	(5)	* %	—	—	*
Jessica Billingsley	—	(5)	—%	—	—	—%
Current executive officers and directors as a group (5 individuals)	3,112,566	(6)	12.0%	279,504	100%	20.6%

____________

*        Represents beneficial ownership of less than 1%.

(1)      Represents the percentage of voting power with respect to all shares of Nxu’s outstanding capital stock voting together as a single class. The holders of Nxu Class B common stock are entitled to 10 votes per share and the holders of Nxu Class A common stock are entitled to one vote per share. Mr. Hanchett is the holder of the sole share of Nxu Series B preferred stock issued and outstanding, which represents 50.0% of the voting power of the Nxu Class A common stock, Nxu Class B common stock and Nxu Series B preferred stock, voting together as a single class. However, Mr. Hanchett has agreed to vote the Nxu Series B preferred stock pursuant to the Series B Voting Agreement, which requires Mr. Hanchett to cast all of the votes to which he is entitled as a holder of the Nxu Series B preferred stock “FOR” each Required Proposal if the votes cast “FOR” such Required Proposal by the holders of Nxu Class A common stock and Nxu Class B common stock exceed the votes cast “AGAINST” such Required Proposal by such holders, and “AGAINST” each Required Proposal if the votes cast “AGAINST” such Required Proposal by the holders of Nxu Class A common stock and Nxu Class B common stock exceed the votes cast “FOR” such Required Proposal.

(2)      Includes 200,692 shares of Nxu Class A common stock underlying options that are currently exercisable or are exercisable within 60 days of December 31, 2024. Includes 1,232,102 shares of Nxu Class A common stock underlying RSUs that are settleable within 60 days of December 31, 2024.

(3)      Includes 78,812 shares of Nxu Class A common stock underlying options that are currently exercisable or are exercisable within 60 days of December 31, 2024. Includes 1,077,290 shares of Nxu Class A common stock underlying RSUs that are settleable within 60 days of December 31, 2024.

(4)      Includes 126,977 shares of Nxu Class A common stock underlying options that are currently exercisable or are exercisable within 60 days of December 31, 2024.

(5)      Includes 0 each of shares of Nxu Class A common stock underlying RSUs that are settleable within 60 days of December 31, 2024, which were voluntarily forfeited by each director on December 20, 2024.

(6)      Includes 406,481 shares of Nxu Class A common stock underlying options that are currently exercisable or are exercisable within 60 days of December 31, 2024. Includes 2,309,392 shares of Nxu Class A common stock underlying RSUs that are settleable within 60 days of December 31, 2024.

PRINCIPAL STOCKHOLDERS OF VERDE

The following table sets forth information with respect to the beneficial ownership of Verde capital stock on an as converted basis as of December 31, 2024 by:

•        each of Verde’s directors;

•        each of Verde’s named executive officers;

•        each of Verde’s directors and executive officers as a group; and

•        each person or entity known by Verde to beneficially own more than 5% of Verde capital stock.

The percentage of beneficial ownership prior to the Merger in the table below is based on 3,243,321,874 outstanding shares as of December 31, 2024.

Verde has determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules require that Verde include shares of Verde common stock issuable pursuant to the exercise of Verde options or other rights that are either immediately exercisable or exercisable within 60 days of December 31, 2024. These shares of Verde common stock are deemed to be outstanding and beneficially owned by the person holding those Verde options or other rights for the purpose of calculating the percentage ownership of that person, but they are not treated as outstanding for the purpose of calculating the percentage ownership of any other person. Unless otherwise indicated, Verde believes that the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, based on information provided to Verde by such persons or entities, subject to applicable community property laws.

Except as otherwise set forth below, the address of each person or entity listed in the table is c/o 1431 E. Orangethorpe Ave., Fullerton, CA 92831.

Name of Beneficial Owner	Shares Beneficially Owned
	Number of Shares	Percentage
Directors and Named Executive Officers:
Joseph Paolucci(1)	45,431,089	1.38%
Brian Gordon	400,000,000	12.33%

All current executive officers and directors as a group (2 persons)	445,431,089	13.71%
Greater than 5% stockholders:
Humanitario Capital LLC(2)	58,331,082,574	98.99%

____________

*        Represents less than 1% of the issued and outstanding shares of Verde common stock as of December 31, 2024.

(1)      Consists of 45,431,089 shares of Verde’s common stock issuable upon exercise of Verde options within 60 days after December 31, 2024.

(2)      Consists of (i) 2,648,364,984 shares of Verde common stock held directly, (ii) 13,463,543,551 shares of Verde’s common stock issuable upon exercise of warrants to purchase common stock within 60 days after December 31, 2024, and (iii) 42,219,174,039 shares of Verde’s common stock issuable upon conversion of convertible notes as of December 31, 2024. Terren Peizer is the sole member of Humanitario Capital LLC. In such capacity, Mr. Peizer exercises voting and dispositive power over such shares of Verde common stock and may be deemed to beneficially own such shares. Pursuant to the Verde Support Agreement, Humanitario Capital LLC (“Humanitario”) has agreed to enter into the Voting Trust Agreement with the Voting Trustee, pursuant to which Humanitario shall transfer and assign to the Voting Trustee all of the shares of common stock of the combined company received or to be received by Humanitario pursuant to the terms of the Merger Agreement, effective as of the First Merger Effective Time, as described in more detail under “AGREEMENTS RELATED TO THE MERGER — Support Agreements — Verde Support Agreement”. The business address of Humanitario is 200 Dorado Beach Drive #3831, Dorado, PR 00646.

PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the proposed reverse stock split or the Private Placement.

The following table sets forth certain information regarding beneficial ownership of the combined company’s common stock immediately after consummation of the Merger, assuming the consummation of the Merger occurred on December 31, 2024 for:

•        each person expected to be a director of the combined company;

•        each person expected to be a named executive officer of the combined company;

•        all of the combined company’s expected directors and executive officers as a group; and

•        each person, or group of affiliated persons, who is expected by Nxu and Verde to become the beneficial owner of greater than 5% of the combined company’s common stock.

The table below lists applicable percentage ownership based on a total of 677,445,553 shares of the combined company’s common stock expected to be outstanding upon consummation of the Merger, prior to giving effect to the proposed reverse stock split and shares of Nxu Class A common stock issuable upon exercise of the PIPE Warrants.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Under those rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power with respect to the securities as well as any shares of common stock that the individual or entity has the right to acquire within 60 days of December 31, 2024 upon the exercise of stock options or other rights. These shares are deemed to be outstanding and beneficially owned by the person holding those options or other rights for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as noted by footnote, and subject to community property laws where applicable, Nxu and Verde believe, based on the information provided to them, that the persons and entities named in the table below have sole voting and investment power with respect to all common stock shown as beneficially owned by them.

Immediately after the Merger, Nxu stockholders as of immediately prior to the Merger are expected to own approximately 5.0% of the outstanding shares of the combined company, former Verde stockholders are expected to own approximately 95.0% of the outstanding shares of the combined company, subject to certain assumptions, including, but not limited to, (a) a valuation of Verde equal to $306.9 million, based on certain assumptions, and (b) a valuation for Nxu equal to $16.2 million. The table below assumes that, based on Nxu’s and Verde’s capitalization as of October 23, 2024, the date the Merger Agreement was executed, the exchange ratio is estimated to be equal to approximately 0.0069 shares of Verde common stock, prior to giving effect to the proposed reverse stock split. The estimated exchange ratio was derived on a fully-diluted basis as of October 23, 2024 using a stipulated value of Nxu of approximately $16.2 million and of Verde of approximately $306.9 million.

Name of Beneficial Owner	Beneficial Ownership After the Merger
	Number	Percent
5% Stockholders:
Humanitario Capital LLC(1)	636,302,925	93.93%

Directors and Named Executive Officers:
Mark Adler	—	—
Jessica Billingsley	—	—
Jeffrey Brown	—	—
Cuong Do	—	—
Brian Gordon(2)	4,363,388	1.13%
Joseph Paolucci(3)	495,583	*
Michael Sherman	—	—
All expected executive officers and directors as a group (7 persons)(4)	4,858,971	1.26%

____________

*        Represents beneficial ownership of less than 1%.

(1)      Humanitario Capital LLC (“Humanitario”)’s ownership assumes: (i) conversion of $16,667,287 of principal and interest due under certain convertible notes as of December 31, 2024 into 460,546,638 shares of the combined company’s common stock; (ii) exercise of certain warrants exercisable for 13,436,543,551 shares of Verde common stock, which shall convert into 148,866,675 shares of the combined company’s common stock, and (iii) conversion of 2,648,364,984 shares of Verde common stock held by Humanitario into 28,889,613 shares of the combined company’s common stock. In such capacity, Mr. Peizer exercises voting and dispositive power over such shares of Verde common stock and may be deemed to beneficially own such shares. Pursuant to the Verde Support Agreement, Humanitario has agreed to enter into the Voting Trust Agreement with the Voting Trustee, pursuant to which Humanitario shall transfer and assign to the Voting Trustee all of the shares of common stock of the combined company received or to be received by Humanitario pursuant to the terms of the Merger Agreement, effective as of the First Merger Effective Time, as described in more detail under “AGREEMENTS RELATED TO THE MERGER — Support Agreements — Verde Support Agreement”. The business address of Humanitario is 200 Dorado Beach Drive #3831, Dorado, PR 00646.

(2)      Consists of 4,363,388 shares of the combined company’s common stock issuable upon the conversion of 400,000,000 shares of Verde common stock at the Closing.

(3)      Consists of 495,583 shares of the combined company’s common stock underlying options of the combined company (the “Paolucci Options”) within 60 days of the Closing. Mr. Paolucci will receive the Paolucci Options at the Closing upon the conversion of 45,431,089 Verde options held by him.

(4)      Consists of (i) 4,363,388 shares of the combined company’s common stock and (ii) 4,858,971 shares of the combined company’s common stock underlying options of the combined company exercisable within 60 days of December 31, 2024, each as beneficially owned by the expected executive officers and directors of the combined company.

MARKET PRICE AND DIVIDEND DATA

Nxu’s Class A common stock is listed on the Nasdaq Capital Market under the symbol “NXU.” Verde is a private company and shares of Verde common stock are not publicly traded. The closing price of Nxu’s Class A common stock as reported on the Nasdaq Capital Market on October 23, 2024, the last day of trading prior to the public announcement of the Merger, was $0.2503 per share. The closing price of Nxu’s Class A common stock on January 23, 2025, the last practicable date before the date of this proxy statement/prospectus, as reported on the Nasdaq Capital Market, was $0.5533 per share.

Because the market price of the Nxu Class A common stock is subject to fluctuation, the market value of the shares of the Nxu Class A common stock that Verde stockholders will be entitled to receive in the Merger may increase or decrease.

Assuming stockholder approval of Proposal Nos. 1 – 9 and successful application for initial listing on the Nasdaq Capital Market, following the consummation of the Merger, the Nxu common stock will trade on the Nasdaq Capital Market under the new name, “Verde Bioresins, Corp.,” and new trading symbol “VRDE.”

As of January 23, 2025, the Record Date for the Nxu special meeting, there were approximately 16,939 holders of record of Nxu Class A common stock. As of January 23, 2025, there were 18 holders of record of Verde capital stock. This number does not include stockholders for whom shares were held in “street name.” For detailed information regarding the beneficial ownership of certain Nxu stockholders upon consummation of the Merger, see the section entitled “PRINCIPAL STOCKHOLDERS OF THE COMBINED COMPANY” beginning on page 290 of this proxy statement/prospectus.

Dividends

Nxu has never declared or paid any cash dividends on the Nxu Class A common stock and does not anticipate paying cash dividends on the Nxu Class A common stock for the foreseeable future. Verde has never declared or paid any cash dividends on the Verde common stock and does not anticipate paying cash dividends on the Verde common stock for the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the Merger will be at the discretion of the combined company’s then-current board of directors and will depend upon a number of factors, including the combined company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the Nxu board of directors know of no matters that will be presented for consideration at the Nxu special meeting other than as described in this proxy statement/prospectus. If any other matters properly come before the Nxu special meeting or any adjournments or postponements of the meeting and are voted upon, the enclosed proxy will confer discretionary authority on the individuals named as proxy to vote the shares represented by the proxy as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires Nxu’s directors and executive officers, and persons who own more than 10% of a registered class of Nxu’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Nxu’s common stock. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish Nxu with copies of all Section 16(a) forms they file.

To Nxu’s knowledge, including Nxu’s review of the copies of such reports furnished to Nxu, all Section 16(a) filing requirements were satisfied on a timely basis during the year ended December 31, 2023, except the following reports: (i) one Form 4 filed in August 2023 (reporting four transactions) for Britt Ide, (ii) one Form 4 filed in August 2023 (reporting three transactions) for Apoorv Dwivedi, (iii) one Form 4 filed in August 2023 (reporting three transactions) for Mark Hanchett, (iv) one Form 4 filed in August 2023 (reporting three transactions) for Annie Pratt, (v) one Form 4 filed in August 2023 (reporting four transactions) for Caryn Nightengale (vi) two Form 4s filed in September 2023 (reporting one transaction and two transactions, respectively) for Mark Hanchett, (vii) two Form 4s filed in September 2023 (reporting one transaction and two transactions, respectively) for Annie Pratt, (viii) two Form 4s filed in September 2023 (reporting one transaction and two transactions, respectively) for Apoorv Dwivedi) (ix) one Form 4 filed in September 2023 (reporting one transaction) for Jessica Billingsley, (x) one Form 4 filed in September 2023 (reporting one transaction) for Caryn Nightengale, (xi) one Form 4 filed in September 2023 (reporting one transaction) for Britt Ide), (xii) one Form 4 filed in October 2023 (reporting two transactions) for Mark Hanchett (xiii) one Form 4 filed in October 2023 (reporting two transactions) for Annie Pratt), (xiv) one Form 4 filed in October 2023 (reporting two transactions) for Apoorv Dwivedi, (xv) one Form 4 filed in April 2024 (reporting two transactions) for Mark Hanchett, (xvi) one Form 4 filed in April 2024 (reporting two transactions) for Annie Pratt, (xvii) one Form 4 filed in April 2024 (reporting six transactions) for Apoorv Dwivedi, and (xviii) one Form 4 filed in April 2024 (reporting two transactions) for Sarah Wyant. Each late filing was due to inadvertent administrative error by Nxu.

Additionally, (i) four Form 4s filed in October 2023 (reporting six transactions, four transactions, three transactions and four transactions, respectively) for GEM Global Yield LLC, SCS and (ii) one Form 4 filed in November 2023 (reporting four transactions) for GEM Global Yield LLC, SCS were delinquent.

LEGAL MATTERS

The validity of the shares of Nxu common stock offered by this proxy statement/prospectus will be passed upon by Snell & Wilmer L.L.P., counsel to Nxu.

EXPERTS

The consolidated financial statements of Nxu, Inc. as of December 31, 2023 and December 31, 2022, and for the years then ended, appearing in this proxy statement/prospectus have been audited by Prager Metis CPAs, LLC, an independent registered public accounting firm, as stated in their report thereon (which report contains an explanatory paragraph describing conditions that raise substantial doubt about Nxu, Inc.’s ability to continue as a going concern as described in Note 1 to the financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The balance sheets of Verde Bioresins, Inc. as of December 31, 2023 and 2022, and the related statements of operations, stockholders’ (deficit) equity and cash flows for each of the years then ended, have been audited by EisnerAmper LLP, independent registered public accounting firm, as stated in their report which is included herein, which report includes an explanatory paragraph about the existence of substantial doubt concerning Verde’s ability to continue as a going concern. Such financial statements have been incorporated herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Nxu is subject to the informational requirements of the Exchange Act and in accordance therewith, files annual, quarterly and current reports, proxy statements and other information with the SEC electronically, and the SEC maintains a website that contains Nxu’s filings as well as reports, proxy and information statements, and other information issuers file electronically with the SEC at www.sec.gov.

Nxu also makes available free of charge on or through its website at https://investors.nxuenergy.com/financial-information/sec-filings its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after Nxu electronically files such material with or otherwise furnishes it to the SEC. The website addresses for the SEC and Nxu are inactive textual references and except as specifically incorporated by reference into this proxy statement/prospectus, information on those websites is not part of this proxy statement/prospectus.

Nxu has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act to register the shares of Nxu common stock to be issued to Verde stockholders in the Merger. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Nxu and Nxu common stock. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.

If you would like to request documents from Nxu or Verde, please send a request in writing or by telephone to Nxu or Verde at the following addresses:

Nxu, Inc. 1700 Alhambra Blvd., Suite 102 Sacramento, California 95816 Tel: (602) 309-5425 Email: investors@nxuenergy.com	Verde Bioresins, Inc. 1431 East Orangethorpe Avenue Fullerton, California 92831 Tel: (310) 219-6300 Email: investors@verdebioresins.com

If you are a Nxu stockholder and would like additional copies, without charge, of this proxy statement/prospectus or if you have questions about the Merger, including the procedures for voting your shares, you should contact Nxu’s proxy solicitor, D.F. King, at the following address, telephone numbers and email address:

D.F. King

48 Wall Street, 23rd Floor

New York, NY 10005

Nxu stockholders may call: (212) 269-5732

Banks and brokers may call collect: (212) 269-5732

Email: info@dfking.com

HOUSEHOLDING OF PROXY STATEMENT/PROSPECTUS

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, which is commonly referred to as “householding”, provides cost savings for companies and helps the environment by conserving natural resources. Some brokers also household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. Nxu stockholders may revoke their consent at any time by contacting your broker.

Nxu agrees to deliver promptly, upon written or oral request, a separate copy of the notice or proxy materials, as requested, to any Nxu stockholder at the shared address to which a single copy of those documents was delivered. If you would like to receive a separate copy of these documents, or if you receive multiple copies and would like to receive a single copy of these documents, please follow the instructions found on the notice, by telephone at (760) 515-1133 or by emailing investors@nxuenergy.com.

Any stockholders who share the same address and currently receive multiple copies of Nxu’s proxy materials who wish to receive only one copy in the future can contact their broker, bank or other holder of record to request information about “householding” or Nxu’s Corporate Secretary at the address or telephone number listed above.

STOCKHOLDER PROPOSALS

Stockholder Proposals Pursuant to Rule 14a-8

Nxu Stockholders may submit proposals on matters appropriate for stockholder action at meetings of Nxu stockholders in accordance with Rule 14a-8 promulgated under the Exchange Act. For such proposals to be included in Nxu’s proxy materials relating to the 2025 annual meeting of stockholders all applicable requirements of Rule 14a-8 must be satisfied and such stockholder proposal must be received in writing by Nxu at 1828 N Higley Rd., Suite 116, Mesa, Arizona 85205 no later than January 2, 2025, the date that is 120 days prior to the first anniversary of the date the proxy statement was released to stockholders in connection with the 2024 annual meeting of stockholders. and otherwise comply with all requirements of the SEC for stockholder proposals. If, however, the Nxu 2025 annual meeting of stockholders is not held within 30 days from the anniversary of the 2024 annual meeting of stockholders, then the deadline will be a reasonable time prior to the time Nxu begins to print and send its proxy materials. After the consummation of the Merger, such proposals should be sent to the combined company’s Corporate Secretary at Verde Bioresins, Corp., 1431 East Orangethorpe Avenue, Fullerton, California 92831, Attention: Corporate Secretary, Email: investors@verdebioresins.com, by the close of business on the required deadline.

Nominations and Stockholder Proposals Under the Nxu Bylaws

In addition, the Nxu Bylaws provide that any stockholder who desires to make a director nomination or a proposal of other business at an annual meeting without including the nomination or proposal in Nxu’s proxy materials must give timely written notice of the proposal to Nxu’s Secretary. To be timely, the notice must be delivered to the above address not less than 90 nor more than 120 calendar days prior to the first anniversary of the date of the proxy statement for the preceding year’s annual meeting. In the event the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the tenth day following the day on which public disclosure of the date of such annual meeting was first made. To be timely, a notice must be received no earlier than January 2, 2025, and no later than February 1, 2025. The notice must also describe the stockholder proposal in reasonable detail and provide certain other information required by the Nxu Bylaws. A copy of the Nxu Bylaws is available upon request from Nxu’s Secretary.

In addition to satisfying the foregoing advanced notice requirements under the Nxu Bylaws, to comply with the universal proxy rules under the Exchange Act, stockholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than June 15, 2025 and comply with the disclosure and procedural requirements in connection with stockholder nominations of directors in the Nxu Bylaws. Proposals or nominations not meeting these requirements will not be entertained at the Nxu 2025 annual meeting of stockholders.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS OF NXU

Any stockholder or other interested party who wishes to communicate directly with the Nxu board of directors or any of its members may do so by writing to: Board of Directors, c/o Nxu, Inc., 1828 N. Higley Rd. Ste 116, Mesa, AZ 85205, Attn: Corporate Secretary. The mailing envelope should clearly indicate whether the communication is intended for the Nxu Board as a group, the non-management directors or a specific director. Communications will be forwarded to other directors if they relate to substantive matters that the Chairperson of the Nxu board of directors, in consultation with Nxu’s legal counsel, considers appropriate for attention by the other directors. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances or matters as to which Nxu tends to receive repetitive or duplicative communications.

MISCELLANEOUS

Nxu has supplied all information relating to Nxu, Merger Sub I and Merger Sub II and Verde has supplied, but Nxu has not independently verified, all of the information relating to Verde contained in this proxy statement/prospectus, including the information found in the sections entitled “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF VERDE” and “INFORMATION ABOUT VERDE.”

INDEX TO THE FINANCIAL STATEMENTS

VERDE BIORESINS, INC. INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

VERDE BIORESINS, INC. INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NXU, INC. INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NXU, INC. INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Verde Bioresins Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Verde Bioresisns Inc. (the “Company”) as of December 31, 2023 and 2022, and the related statements of operations, stockholders’ (deficit) equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred operating losses since inception, resulting in an accumulated deficit and these conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2020.

/s/ EISNERAMPER LLP

Iselin, New Jersey

July 15, 2024

Verde Bioresins, Inc.
Balance Sheets

	December 31, 2023	December 31, 2022
Assets:
Current assets:
Cash and cash equivalents	$962,725	$1,194,537
Accounts receivables	2,971	—
Inventory	160,038	—
Prepaid expenses and other current assets	30,580	74,658
Total current assets	1,156,314	1,269,195

Operating lease right-of-use assets, net	1,410,333	1,778,332
Property and equipment, net	2,139,610	1,787,718
Other assets	470,111	466,153
Total assets	$5,176,368	$5,301,398

Liabilities and Stockholders’ (Deficit) Equity:
Current liabilities:
Accounts payable	$997,587	$9,239
Accrued liabilities	1,305,614	380,917
Convertible notes, net of debt discount of $1,957,928 and $1,395,349 of December 31, 2023 and 2022, respectively	7,542,072	2,604,651
Current portion of operating lease liabilities	323,206	364,146
Total current liabilities	10,168,479	3,358,953

Non-current portion of operating lease liabilities	1,167,964	1,491,170
Total liabilities	11,336,443	4,850,123

Commitments and Contingencies (Note 8)

Stockholders’ (deficit) equity:
Common stock, $0.00001 par value; 33,723,608,890 shares authorized: 3,243,321,874 shares issued and outstanding at December 31, 2023 and 2022	32,434	32,434
Additional paid-in-capital	20,157,328	14,657,328
Accumulated deficit	(26,349,837)	(14,238,487)
Total stockholders’ (deficit) equity	(6,160,075)	451,275
Total liabilities and stockholders’ (deficit) equity	$5,176,368	$5,301,398

See accompanying notes to financial statements

Verde Bioresins, Inc.
Statements of Operations

	Year ended December 31, 2023	Year ended December 31, 2022
Sales	$107,884	$—
Cost of Sales	60,067	—
Gross Profit	47,817	—

Costs and expenses:
Selling expenses	419,167	287,542
General and administrative	4,782,685	2,272,536
Research and development	1,181,534	980,741
Operating expenses	(6,383,386)	(3,540,819)

Loss from operations	(6,335,569)	(3,540,819)
Interest expense	(5,775,781)	(2,820,223)
Other expenses, net	—	(28,234)
Loss before income taxes	(12,111,350)	(6,389,276)
Income taxes	—	—
Net loss	$(12,111,350)	$(6,389,276)

Net loss per share:
Basic and diluted net loss per share	$(0.00)	$(0.00)

Weighted average shares outstanding:
Basic and diluted	3,243,321,874	3,243,321,874

See accompanying notes to financial statements

Verde Bioresins, Inc.
Statements of Stockholders’ (Deficit) Equity

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance – January 1, 2023	3,243,321,874	$32,434	$14,657,328	$(14,238,487)	$451,275
Issuance of warrants in connection with issuance of convertible notes	—	—	5,129,270	—	5,129,270
Beneficial conversion feature of convertible notes	—	—	370,730	—	370,730
Net loss	—	—	—	(12,111,350)	(12,111,350)
Balance – December 31, 2023	3,243,321,874	$32,434	$20,157,328	$(26,349,837)	$(6,160,075)

Balance – January 1, 2022	3,243,321,874	$32,434	$10,657,328	$(7,849,211)	$2,840,551
Issuance of warrants in connection with issuance of convertible notes	—	—	2,863,190	—	2,863,190
Beneficial conversion feature of convertible notes	—	—	1,136,810	—	1,136,810
Net loss	—	—	—	(6,389,276)	(6,389,276)
Balance – December 31, 2022	3,243,321,874	$32,434	$14,657,328	$(14,238,487)	$451,275

See accompanying notes to financial statements

Verde Bioresins, Inc.
Statements of Cash Flows

	Year ended December 31, 2023	Year ended December 31, 2022
Cash flow from operating activities:
Net loss	$(12,111,350)	$(6,389,276)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	249,984	198,834
Credit losses on notes receivable	310,000	—
Operating lease costs	367,999	365,988
Amortization of debt issuance costs	42,337	32,558
Loss on disposal of property and equipment	—	28,234
Amortization of debt discount	4,937,421	2,604,651
Changes in assets and liabilities:
Prepaid expenses and other current assets	39,432	84,788
Inventory	(160,038)	—
Accounts receivables	(2,971)	—
Other assets	(3,958)	—
Accounts payable	988,348	(72,727)
Operating lease liabilities	(364,146)	(313,203)
Accrued liabilities	924,697	210,946
Net cash used in operating activities	(4,782,245)	(3,249,207)

Cash flow from investing activities:
Purchases of property and equipment	(601,876)	(256,306)
Assignment of promissory notes	(310,000)	—
Net cash used in investing activities	(911,876)	(256,306)

Cash flow from financing activities:
Proceeds from debt financing	5,500,000	4,000,000
Issuance costs	(37,691)	(50,000)
Net cash provided by financing activities	5,462,309	3,950,000

Net change in cash and cash equivalents	(231,812)	444,487
Cash and cash equivalents – beginning of period	1,194,537	750,050
Cash and cash equivalents – end of period	$962,725	$1,194,537

Supplemental disclosure of non-cash financing and investing activities:
Purchase of property and equipment with prior deposits	$—	$18,264
Beneficial conversion feature	370,730	1,136,810
Issuance of warrants in connection with issuance of convertible notes	5,129,270	2,863,190

See accompanying notes to financial statements

Verde Bioresins, Inc.
Notes to Financial Statements
Years Ended December 31, 2023 and 2022

1.      Nature of Operations and Liquidity

Nature of activities

Verde Bioresins, Inc. (the “Company” or “Verde”) (originally incorporated under the name Ezonyx Bio Technologies, Inc.) was incorporated in the State of Delaware on March 4, 2020. Verde is a full-service privately held company that specializes in the development and manufacturing of PolyEarthylene, proprietary, biodegradable, and compostable polymers derived from sustainable resources as an alternative to conventional plastics. This material is capable of being recycled with conventional polyethylene, is eco-friendly, and represents a sustainable bioresin for injection molding, film extrusion, blow molding and thermoform applications. With performance properties like petro-polymers, PolyEarthylene products can be produced in any form and color desired for use on existing plastics manufacturing equipment.

Liquidity and Going Concern

The accompanying financial statements have been prepared on the basis that the Company is a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company had not generated revenues from operations until April 2023. During the year ended December 31, 2023 the Company incurred net losses of $12,111,350, used $4,782,245 of cash and cash equivalents for its operating activities, had negative working capital of $9,012,165 as of December 31, 2023 and accumulated deficit of $26,349,837 as of December 31, 2023.

The Company’s existence is dependent upon management’s ability to obtain additional funding sources, enter into strategic alliances or generate significant revenues, to cover its ongoing operating expenses, and also to continue to develop and be able to profitably market its products. Adequate additional financing may not be available to the Company on acceptable terms, or at all. If the Company is unable to raise additional capital and/or enter into strategic alliances when needed or on attractive terms, it would be forced to delay or reduce any commercialization efforts. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant sales. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Additional working capital will be required to continue operations and scale its products.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

2.      Basis of Presentation and Summary of Significant Accounting Policies

The Company’s financial statements included herein have been prepared in conformity with accounting principles generally accepted in the United States of America, or U.S. GAAP, and pursuant to the rules and regulations of the Securities and Exchange Commission, or SEC. Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codifications (“ASC”) of the Financial Accounting Standards Borad (“FASB”). The Company considers events or transactions that occur after the balance sheet date but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions reflected in these financial statements include but are not limited to the allowance for expected credit losses, allowance for sales returns, accrual of operating expenses, and valuation of equity instruments and beneficial conversion feature.

Verde Bioresins, Inc.
Notes to Financial Statements
Years Ended December 31, 2023 and 2022

2.      Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company manages its operations as a single operating segment for the purposes of assessing performance and making decisions.

Cash and Cash Equivalents

Cash and cash equivalents include cash and certain highly liquid investments with original maturities of 90 days or less from the date of purchase. Cash equivalents are primarily recorded at cost, which approximates fair value due to their generally short maturities.

Concentration of Credit Risk

Financial instruments that subject the Company to credit risk primarily consist of cash and cash equivalents and accounts receivables. The Company maintains its cash and cash equivalent balances with high-quality financial institutions and, consequently, the Company believes that such funds are subject to minimal credit risk. As of December 31, 2023, the Company had cash of $715,574 in excess of the Federal Deposit Insurance Corporation insured limit. The Company provides credit to its customers in the normal course of its operations. It carries out, on a continuing basis, credit checks on its customers.

Allowance for expected credit losses

The Company estimates the balance of its allowance for expected credit losses. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status and makes judgments about the creditworthiness of customers and other third-parties based on ongoing credit evaluations. The Company also considers customer-specific information, current market conditions, and reasonable and supportable forecasts of future economic conditions. Account balances are written off against the allowance when it is determined that the receivable will not be recovered. The allowance for expected credit losses on accounts receivable was $0 each at December 31, 2023 and 2022. The allowance for expected credit losses on notes receivable was $310,000 at December 31, 2023.

Fair Value of Financial Instruments

Fair value is defined as the price the Company would receive to sell an investment in a timely transaction or pay to transfer a liability in a timely transaction with an independent buyer in the principal market, or in the absence of a principal market, the most advantageous market for the investment or liability. A framework is used for measuring fair value utilizing a three-tier hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are as follows:

Level 1 —	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets and liabilities
Level 2 —

Observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;

Level 3 —	Unobservable inputs reflecting management’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Verde Bioresins, Inc.
Notes to Financial Statements
Years Ended December 31, 2023 and 2022

2.      Basis of Presentation and Summary of Significant Accounting Policies (cont.)

The carrying amounts of the Company’s cash and cash equivalents were measured using quoted market prices in active markets and represent Level 1 investments. The Company’s other financial instruments such as notes receivable, accounts receivables, accounts payable, accrued expenses and convertible notes, approximate their fair values due to their short maturities.

Inventory

Inventories are principally comprised of raw materials and finished goods and are valued at the lower of cost or net realizable value with cost being determined using first-in first-out method. The Company reviews inventories for obsolete items to determine adjustments that it estimates will be needed to record inventory at lower of cost or net realizable value. Inventory costs include labor, overhead, manufacturing costs and inbound freight costs.

Revenue Recognition

Verde recognizes revenue from product sales in accordance with the Financial Accounting Standards Board’s ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. Under ASC 606, Verde recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that Verde expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that are determined to be within the scope of ASC 606, Verde performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Verde only applies the five-step model to contracts when it is probable that Verde will collect the consideration it is entitled to in exchange for the goods it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, Verde assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised goods is distinct. Verde then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Verde derives its revenues primarily from product sales of PolyEarthylene. Verde primarily produces and sells formulated resin pellets and Verde typically recognizes revenue for these sales upon shipment. Verde sells to distributors who may request a return or credit for unforeseen reasons or who may have agreed discounts or allowances to be netted from amounts invoiced. Due to the highly specialized nature of Verde’s products, returns and allowances are projected to be infrequent and immaterial. Verde offers a standard quality assurance warranty related to the fitness of its finished goods.

The Company records accounts receivables due from distributors and other customers. Payment terms to customers are generally 30-60 days. Accounts receivable was $2,971, $0 and $0 as of December 31, 2023, December 31, 2022 and January 1, 2022, respectively.

Research and Development

Research and development costs are expensed as incurred. Research and development expenses include personnel costs associated with research and development activities, including third-party contractors to perform research, conduct testing and manufacture new product samples. The Company accrues for costs incurred by external service providers based on its estimates of services performed and costs incurred. These estimates include the level of services performed by third parties. Based on the timing of amounts invoiced by service providers, the Company may also record payments made to those providers as prepaid expenses that will be recognized as expense in future periods as the related services are rendered.

Verde Bioresins, Inc.
Notes to Financial Statements
Years Ended December 31, 2023 and 2022

2.      Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Selling Expenses

Selling expenses consist of salary, marketing, and advertising costs not directly attributable to direct costs of production or associated with the Company’s administration, research and development activities.

Net Loss per Share

Basic loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding for the year. Diluted loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding plus common stock equivalents (if dilutive) related to stock options, restricted stock units, and warrants for each year and the conversion feature of convertible notes.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all Accounting Standards Updates (“ASUs”). ASUs not discussed below were assessed and determined to be either not applicable or are expected to have minimal impact on the financial statements.

Recently Adopted Accounting Pronouncement

In 2016, the Financial Accounting Standards Board issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016- 13”). The guidance changes the impairment model used to measure credit losses for most financial assets. A new forward-looking expected credit loss model will replace the existing incurred credit loss model and will impact the Company’s accounts receivables. This is expected to generally result in earlier recognition of allowances for credit losses. The Company adopted ASU 2016-13 on January 1, 2023 and it did not have a material impact on the Company’s financial statements.

Accounting Pronouncement Issued but Not Adopted

In 2023, the FASB issued ASU 2023-09 — Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). This update standardizes categories for the effective tax rate reconciliation, requires disaggregation of income taxes and additional income tax-related disclosures. This update is required to be effective for the Company for fiscal periods beginning after December 15, 2024. The Company is evaluating the effect that ASU 2023-09 will have on its financial statements and disclosures.

In 2023, the FASB issued ASU 2023-07 — Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). This update requires expanded annual and interim disclosures for the significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. This update will be effective for fiscal years beginning after December 15, 2023, and is to be applied retrospectively to all periods presented in the financial statements. Early adoption is permitted. The Company is evaluating the effect that ASU 2023-07 will have on its financial statements and disclosures.

Leases

At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present. Most leases with a term greater than one year are recognized on the balance sheet as right-of-use assets and lease liabilities. The Company has elected not to recognize on the balance sheet leases with terms of one year or less. Certain of the Company’s lease agreements contain renewal options; however, the Company does not recognize right-of-use assets or lease liabilities for renewal periods unless it is determined that the Company is reasonably certain of renewing the lease at inception or when a triggering event occurs.

Verde Bioresins, Inc.
Notes to Financial Statements
Years Ended December 31, 2023 and 2022

2.      Basis of Presentation and Summary of Significant Accounting Policies (cont.)

The Company leases warehouse space and office facilities. Verde’s operating leases with terms longer than 12 months are recorded at the sum of the present value of the lease’s fixed minimum payments as operating lease liabilities and right of use assets (“ROU assets”) in the Company’s balance sheets. For leases that contain termination options, where the rights to terminate are held by either Verde, the lessor, or both parties and it is reasonably certain that Verde or the lessor will exercise that option, Verde factors these extended or shortened lease terms into the minimum lease payments. The ROU assets also include any initial direct costs incurred and lease payments made at or before the commencement date and are reduced by lease incentives.

The Company uses an incremental borrowing rate to determine the present value of the lease payments for leases, as Verde’s leases do not have readily determinable implicit interest rates. The Company’s incremental borrowing rates represent the rates incurred to borrow on a collateralized basis over a similar term at an amount equal to the lease payments in a similar economic environment.

The depreciable life of ROU assets is limited by the expected lease term unless there is a transfer of title or purchase option reasonably certain of exercise. The Company’s lease agreements do not contain any significant residual value guarantees or material restrictive covenants.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to 10 years. Leasehold improvements are amortized over the shorter of useful lives of the asset or maximum related lease term.

Convertible Notes

The convertible notes are considered a hybrid financial instrument consisting of put options, conversion option and various embedded features that required evaluation as potential embedded derivatives under FASB ASC 815, Derivatives and Hedging (“ASC 815”). Based on the nature of the host instrument and the embedded features, management concluded that none of the conversion and redemption features required bifurcation and separate accounting from the host instrument. The Company determined that the put options in the event of default and change in control was an embedded derivative. As a result, the put options required bifurcation and separate accounting under ASC 815. The value of such options was immaterial as of the issuance date, December 31, 2022 and December 31, 2023.

When the Company has determined that the embedded conversion option should not be bifurcated from its host instrument, the Company accounts for convertible notes in accordance with ASC 470-20, Debt with Conversion and Other Options. The Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the notes. The Company amortizes any debt discount over the term of the notes, using the effective interest method.

Warrants

The Company accounts for stock warrants as either equity instruments, liabilities or derivative liabilities in accordance with ASC Topic 480, Distinguishing Liabilities from Equity and/or ASC 815, depending on the specific terms of the warrant agreement. Liability-classified warrants are recorded at their estimated fair values at each reporting period until they are exercised, terminated, reclassified or otherwise settled. Changes in the estimated fair value of liability-classified warrants are recorded in the statements of operations. Equity-classified warrants are recorded within additional paid-in capital at the time of issuance and not subject to remeasurement.

When equity-classified warrants are issued in connection with issuance of convertible notes, net proceeds received are allocated to the financial instruments issued which results in a debt discount that is amortized over the term of the convertible notes, using the effective interest method.

Verde Bioresins, Inc.
Notes to Financial Statements
Years Ended December 31, 2023 and 2022

2.      Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Income Taxes

The Company provides for income taxes using the asset and liability approach. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2023, and 2022, the Company had a full valuation allowance against deferred tax assets.

The Company is subject to the provisions of ASC 740-10-25, Income Taxes (“ASC 740”). ASC 740 prescribes a more likely-than-not threshold for the financial statement recognition of uncertain tax positions. ASC 740 clarifies the accounting for income taxes by prescribing a minimum recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. On a quarterly basis, the Company undergoes a process to evaluate whether income tax accruals are in accordance with ASC 740 guidance on uncertain tax positions. The Company has not recorded any liability for uncertain tax positions as of December 31, 2023, and 2022.

For the years ended December 31, 2023 and 2022, the Company recorded zero income tax expense. No tax benefit has been recorded in relation to the pre-tax loss for the years ended December 31, 2023, and 2022, due to a full valuation allowance to offset any deferred tax asset related to net operating loss carry forwards attributable to the losses.

Stock-Based Compensation

The Company accounts for all stock-based payment awards granted to employees and non-employees, if any, as stock-based compensation expense at their grant date fair value. The Company’s stock-based payments include stock options, restricted stock units, and stock appreciation rights. The measurement date for employee awards is the date of grant, and stock-based compensation costs are recognized as expense over the employees’ requisite service period, on a straight-line basis. The measurement date for non-employee awards is the date of grant and stock-based compensation costs for non-employees are recognized as expense over the vesting period on a straight-line basis. Forfeitures are accounted for as they occur.

Subsequent Events

The Company evaluated subsequent events that occurred after the balance sheet date through July 15, 2024, which is the date the financial statements were available to be issued and no events were noted other than those already disclosed elsewhere in the financial statements.

3.      Property and Equipment

Property and equipment, net, consists of the following on December 31, 2023 and 2022:

	Estimated Useful Life (Years)	December 31, 2023	December 31, 2022
Leasehold improvements	12	$578,666	$575,570
Machinery and equipment	7 – 10	1,945,744	1,355,748
Office equipment	3 – 5	65,346	60,249
Furniture and fixtures	3 – 10	35,277	31,590
Injection molds	3	44,582	44,582
		2,669,615	2,067,739
Accumulated depreciation and amortization		(530,005)	(280,021)
Property and equipment, net		$2,139,610	$1,787,718

Verde Bioresins, Inc.
Notes to Financial Statements
Years Ended December 31, 2023 and 2022

3.      Property and Equipment (cont.)

Depreciation expense amounted to $249,984 and $198,834 for the years ended December 31, 2023 and 2022, respectively.

Other Assets

Other assets are comprised of security deposit and deposits for the purchases of equipment, machinery or raw material which will be used in manufacturing.

The components of other assets as of December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Deposit to vendors	$27,371	$12,400
Rent deposit	—	11,013
Letter of credit	442,740	442,740
Total other assets	$470,111	$466,153

The Company established an irrevocable standby letter of credit with a bank for $442,740 which expired on March 16, 2024, and is renewed for a one-year period from March 16, 2024 to March 16, 2025. The 12-month renewal charge was $9,202 from March 16, 2023 to March 16, 2024, and is recorded as part of prepaid expenses. The renewal charge is being amortized to interest expenses over a 12-month period from March 2023 to February 2024 using straight line method. During the year ended December 31, 2023, the Company recognized interest expense of $7,669 on the statements of operations. The letter of credit serves as the Company’s security deposit in the amount of one-year lease on a warehouse leased by the Company (see Note 7) in which the landlord is the beneficiary.

4.      Accrued Liabilities

The components of accrued liabilities as of December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
Accrued professional fees	$209,409	$121,575
Accrued interest on convertible notes	971,370	183,014
Accrued employees’ wages & benefits	109,607	64,252
Accrued other	15,228	12,076
Total accrued liabilities	$1,305,614	$380,917

5.      Convertible Notes

On February 17, 2023, Verde issued to Acuitas Group Holdings LLC (“Acuitas”) a senior secured convertible promissory note (the “February 2023 Note”) with an aggregate principal amount of $4,000,000, documenting Acuitas’s prior two equal cash transfers to Verde, which aggregated to $4,000,000 and which were made on March 31, 2022 and November 2, 2022. The February 2023 Note accrues interest on (i) $2,000,000 of the principal amount outstanding commencing on and including March 31, 2022 (the “First Interest Accrual Date”), and (ii) $2,000,000 of the principal amount outstanding commencing on and including November 2, 2022, each at an interest rate of 10% per annum. During the year ended December 31, 2023 and 2022, the Company recognized interest expense of $400,000 and $183,014, respectively, on the statements of operations.

Unless earlier converted or repaid, on or after (i) the 12-month anniversary of the First Interest Accrual Date, provided that such date shall be automatically extended by a period of six (6) months if Verde enters into a definitive business combination agreement with TLGY Acquisition Corporation (“TLGY”) on or before March 18, 2023 (the “Maturity Date”), or (ii) any time on or after the occurrence of an event of default (as defined in the February 2023 Note), the entire outstanding principal and accrued interest under the February 2023 Note shall, at the option of Acuitas, be either

Verde Bioresins, Inc.
Notes to Financial Statements
Years Ended December 31, 2023 and 2022

5.      Convertible Notes (cont.)

due and payable or converted into shares of Verde common stock. The number of shares of Verde common stock into which the outstanding principal and accrued interest will convert shall be equal to the quotient of (i) such outstanding principal amount and accrued interest divided by (ii) $5,000,000 divided by the fully diluted capitalization of Verde as of the applicable date of determination (which capitalization shall exclude any equity securities issuable upon conversion of the February 2023 Note and the February 2023 Warrant (as defined below)) (the “February 2023 Capped Price”), in accordance with the terms of the February 2023 Note. In the event of a qualified conversion event (as defined in the February 2023 Note), the outstanding principal amount and accrued interest will automatically convert into Verde common stock or other equity securities at a price per share equal to the February 2023 Capped Price as determined immediately prior to the consummation of such event. In June 2023, Verde and Acuitas entered into an amendment No. 1 to the February 2023 Note, pursuant to which the Maturity Date was extended from March 31, 2023 to April 19, 2024. The February 2023 Capped Price is $0.0015 as of December 31, 2023.

As of date these financial statements are available to be issued, the February 2023 Note is due and unpaid and not converted into shares.

On March 12, 2024, Verde served the notice of termination of the Merger Agreement with TLGY. On March 18, 2024, TLGY consented to the termination of the Merger Agreement (see Note 14).

In addition, in connection with the issuance of the February 2023 Note, Verde issued and sold to Acuitas a warrant (the “February 2023 Warrant”) to purchase that number of shares of Verde common stock equal to (i) $4,000,000, divided by (ii) $5,000,000 divided by the fully diluted capitalization of Verde immediately prior to the exercise of the February 2023 Warrant and the conversion of the February 2023 Note (which capitalization shall exclude any equity securities issuable upon conversion of the February 2023 Note and exercise of the February 2023 Warrant), as set forth in the February 2023 Warrant, which number of shares is to be determined at the close of business on the day prior to Verde’s receipt of Acuitas’s notice of exercise of the February 2023 Warrant, for an aggregate exercise price of $4,000,000. The exercise price for the February 2023 Warrant will be equal to (i) $4,000,000 divided by (ii) the number of shares of Verde common stock issuable upon exercise of the February 2023 Warrant, as determined in accordance with the foregoing sentence. In March 2023, Verde and Acuitas amended and restated the February 2023 Warrant to reflect that the February 2023 Warrant is exercisable for up to 3,571,130,758 shares of Verde common stock, at an initial purchase price of $0.0011 per share, for an aggregate exercise price of $4,000,000. The February 2023 Warrant is exercisable at any time or from time to time on or after the date of issuance and prior to March 30, 2027.

On June 15, 2023, Verde issued and sold to Acuitas a senior secured convertible promissory note (the “June 2023 Note”) with an aggregate principal amount of $5,500,000, documenting Acuitas’ cash transfer to Verde of $5,500,000 and which was made on April 19, 2023. The June 2023 Note accrues interest on $5,500,000 of the principal amount outstanding commencing on and including April 19, 2023, at an interest rate of 10% per annum. During the years ended December 31, 2023 and 2022, the Company recognized interest expense of $387,260 and $0, respectively, on the statements of operations.

Unless earlier converted or repaid, the entire outstanding principal and accrued interest under the June 2023 Note shall, at the option of Acuitas, be either due and payable or converted into shares of Verde common stock, on or after (i) the 12-month anniversary of April 19, 2023 or (ii) any time on or after the occurrence of an event of default (as defined in the June 2023 Note). The number of shares of Verde common stock into which the outstanding principal and accrued interest will convert shall be equal to the quotient of (i) such outstanding principal amount and accrued interest divided by (ii) $5,000,000 divided by the fully diluted capitalization of Verde as of the applicable date of determination (which capitalization shall exclude any equity securities issuable upon conversion of the June 2023 Note and the June 2023 Warrant (as defined below)) (the “June 2023 Capped Price”), in accordance with the terms of the June 2023 Note. In the event of a qualified conversion event (as defined in the June 2023 Note), the outstanding principal amount and accrued interest will automatically convert into Verde Common Stock or other equity securities at a price per share equal to the June 2023 Capped Price as determined immediately prior to the consummation of such event. The June 2023 Capped Price is $0.0005 as of December 31, 2023.

Verde Bioresins, Inc.
Notes to Financial Statements
Years Ended December 31, 2023 and 2022

5.      Convertible Notes (cont.)

In addition, in connection with the issuance of the June 2023 Note, Verde issued and sold to Acuitas a warrant (the “June 2023 Warrant”) exercisable for up to 8,838,548,625 shares of Verde Common Stock, at an initial purchase price of $0.0006 per share, for an aggregate exercise price of $5,500,000. The warrant is exercisable at any time or from time to time on or after the date of issuance and prior to June 15, 2028.

On June 19, 2023, Acuitas transferred and assigned all of the issued and outstanding shares of Verde common stock and warrants, including the February 2023 Warrant and the June 2023 Warrant, as well as all outstanding secured convertible promissory notes issued by Verde to Acuitas (including security agreements relating thereto), including the February 2023 Notes and the June 2023 Note, to Humanitario Capital LLC.

The provisions in the warrants as disclosed herein require the Company to account for the warrants as equity. The Company recognized a discount to debt at issuance of February 2023 Note of $2,863,190 and at issuance of June 2023 Note of $5,129,270 related to the initial fair values of the February 2023 Warrant and June 2023 Warrant, respectively (see Note 9).

As a result of the convertible notes having a lower effective conversion price considering the value allocated to the warrants, the Company has recognized a beneficial conversion feature of $1,136,810 on February 2023 Note in 2022 and $370,730 on June 2023 Note in 2023. The beneficial conversion features and the fair value of the warrants are collectively considered the debt discount. The Company recorded a debt discount in the amount of $4,000,000 at issuance of February 2023 and $5,500,000 at issuance of June 2023 Note which are being amortized over the life of the respective convertible notes using the effective interest method. During the years ended December 31, 2023 and 2022, the Company recognized $4,937,421 and $2,604,651, respectively, of amortization of debt discount recorded as part of interest expense on the statements of operations. As of December 31, 2023, $4,000,000 debt discount on February 2023 Note has been amortized to interest expense and the $3,542,072 debt discount on June 2023 Note has been amortized to interest expense.

All debt issuance costs are accounted for as a deferred asset and will be amortized over the life of the convertible notes. During the years ended December 31, 2023 and 2022, the Company recognized $42,337 and $32,558 respectively, of amortization of debt issuance costs recorded as part of interest expense on the statements of operations. The Company had incurred approximately $50,000 in debt issuance costs related to the February 2023 Note and had fully amortized those costs as of December 31, 2023, and $37,691 in debt issuance costs related to the June 2023 Note and had amortized approximately $24,895 as of December 31, 2023.

6.      Operating Leases

On October 1, 2020, the Company commenced a 35-month operating lease for approximately 4,405 square foot of office space located in Santa Monica, California. The monthly base rent is $11,013 per month with no increase each year thereafter. At the end of August 2023, the Company completed the operating lease and did not renew it. In June 2021, the Company commenced a 73-month operating lease for approximately 37,268 square foot of industrial warehouse space located in Fullerton, California. The monthly base rent is $36,895 per month for the first 12 months with a 3% increase each year thereafter.

As of December 31, 2023 and December 31, 2022, the Company’s operating leases have a remaining weighted average lease term of 3.7 years and 4.3 years, respectively, and Verde evaluated the present value of the payments at inception of the lease using Verde’s estimated incremental borrowing rate of 11.58%. The Company’s operating lease expenses were $553,676 and $595,209 for the years ended December 31, 2023 and 2022, respectively.

The Company paid cash of $549,824 and $542,423 for operating leases for the years ended December 31, 2023 and 2022, respectively.

Verde Bioresins, Inc.
Notes to Financial Statements
Years Ended December 31, 2023 and 2022

6.      Operating Leases (cont.)

Maturities of operating lease liabilities as of December 31, 2023 were as follows:

Year ending	Total
2024	470,610
2025	470,610
2026	470,610
2027	274,523
Total paid	1,686,353
Imputed interest	(195,183)
Total	$1,491,170
Less current portion	$323,206
Lease liabilities – noncurrent	$1,167,964

7.      Commitments and Contingencies

Royalties

During 2020, in connection with issuance of common shares to certain investors, the Company agreed to enter into royalty agreements with these investors whereby the Company is obligated to make royalty payments, on a quarterly basis at rate of 0.2% or, in some cases, 0.1% of adjusted gross revenue received by Verde in the immediately preceding fiscal quarter until such time as the investors receive in aggregate $14.2 million in royalties. Royalties incurred amounted to approximately $2,484 and $0, respectively, for the years ended December 31, 2023, and 2022. Royalties’ payables as of December 31, 2023 and 2022 amounted to approximately $2,484 and $0, respectively, recorded as part of accounts payable on the balance sheet.

Litigation

The Company investigates claims as they arise and accrues estimates for resolution of legal and other contingencies when losses are probable and estimable. As of December 31, 2023, Verde is not a party to litigation or subject to claims incident to the ordinary course of business, including intellectual property claims, putative and certified class actions, commercial and consumer protection claims, labor and employment claims, breach of contract claims and other asserted and unasserted claims.

8.      Warrants

A summary of the Company’s warrants outstanding at December 31, 2023 is as follows:

Exercise Price	Outstanding	Issuance Date	Expiration Date
0.0043	1,053,864,168	February 8, 2021	February 7, 2025
0.0011	3,571,130,758	March 31, 2022	February 7, 2027
0.0006	8,838,548,625	June 15, 2023	June 15, 2028

Verde Bioresins, Inc.
Notes to Financial Statements
Years Ended December 31, 2023 and 2022

8.      Warrants (cont.)

The following is the summary of changes in warrants to purchase common stock for the years ended December 31, 2023 and 2022:

	Number of Warrants Shares Outstanding and Exercisable	Weighted Average Exercise Price per Share
Balance as of December 31, 2021	1,053,864,168	$0.0043
Issued March 2022	3,571,130,758	$0.0011
Exercised	—	—
Balance as of December 31, 2022	4,624,994,926	$0.0018
Issued June 2023	8,838,548,625	$0.0006
Exercised	—	—
Balance as of December 31, 2023	13,463,543,551	$0.0010

The fair value of the warrants on issuance was determined by using option pricing models assuming the following:

	December 31, 2023	December 31, 2022
Risk-free interest rate	3.91%	2.42%
Expected term (in years)	5	5
Expected volatility	50%	50%
Expected dividend yield	—	—
Exercise price	$0.0006	$0.0011
Fair value of common stock	$0.0091	$0.0037

9.      Stockholders’ (Deficit) Equity

The Company’s Certificate of Incorporation, originally filed in Delaware on March 4, 2020, was first amended on November 18, 2020 by the Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation. This amendment authorized the issuance of common stock. On March 21, 2023, the Company’s Certificate of Incorporation was further amended, as authorized by the Company’s Board of Directors, to increase the Company’s authorized common stock to 11,211,920,795 shares. On June 15, 2023, the Company’s Certificate of Incorporation was further amended, as authorized by the Company’s Board of Directors, to increase the Company’s authorized common stock to 33,723,608,890 shares. As of December 31, 2023 and December 31, 2022, the Company’s capital structure consists of common stock with par value of $0.00001 per share.

The Company has not paid any dividends on common stock to date. It is the Company’s present intention to retain any earnings for use in its business operations and, accordingly, the Company does not anticipate that the Board of Directors will declare any dividends in the foreseeable future on its common stock.

In 2020, the Company adopted the 2020 Incentive Stock Option Plan (the “2020 Plan”), which provides for the award of incentive stock options to purchase up to 166,727,405 shares of common stock. Employees, advisors and directors are eligible to be granted awards under the 2020 Plan. The exercise price of any option granted under the 2020 Plan may not be less than 100% of the fair market value of the common stock as determined by the Board of Directors on the date of grant. During the years ended December 31, 2023 and 2022, there were no stock-based awards granted.

Verde Bioresins, Inc.
Notes to Financial Statements
Years Ended December 31, 2023 and 2022

10.    Net Loss per Share

For the years ended December 31, 2023 and 2022, the Company recorded a net loss available to common stockholders. As such, because the dilution from potential common stock was antidilutive, the Company used basic weighted-average common stock outstanding, rather than diluted weighted-average common stock outstanding when calculating diluted loss per share for the years ended December 31, 2023 and 2022.

	Year ended December 31, 2023	Year ended December 31, 2022
Numerator:
Net loss available to common stockholders	$(12,111,350)	$(6,389,276)

Denominator:
Weighted-average number of shares used in computing net loss per share, basic and diluted	3,243,321,874	3,243,321,874

Net loss per share – basic and diluted	$(0.00)	$(0.00)

The following potential dilutive securities have been excluded from the computation of diluted net loss per share as the effect would be anti-dilutive. Therefore, the weighted-average number of common stock outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same.

	Year ended December 31, 2023	Year ended December 31, 2022
Warrants exercisable for common stock	13,463,543,551	4,624,994,926
Share issuable upon conversion of convertible notes	15,163,835,616	3,121,095,890
	28,627,379,167	7,746,090,816

11.    Income Taxes

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred tax assets relate primarily to its net operating loss carryforwards and other balance sheet basis differences. In accordance with ASC 740, the Company recorded a valuation allowance to fully offset the gross deferred tax asset, because it is not more likely than not that the Company will realize future benefits associated with these deferred tax assets as of December 31, 2023 and 2022.

As of December 31, 2023, and 2022, the Company had net deferred tax assets of $7,258,796 and $3,934,223, respectively, against which a full valuation allowance had been recorded. The change in the valuation allowance for the year ended December 31, 2023, was an increase of $3,324,573. The increase in the valuation allowance for the year ended December 31, 2023, was mainly attributable to an increase in the net operating loss carryforward, which resulted in an increase in the deferred tax assets and a corresponding valuation allowance.

Verde Bioresins, Inc.
Notes to Financial Statements
Years Ended December 31, 2023 and 2022

11.    Income Taxes (cont.)

Significant components of the Company’s deferred tax assets as of December 31, 2023, and 2022 were as follows:

	Year ended December 31, 2023	Year ended December 31, 2022
Deferred tax assets:
Net operating loss forward	$6,576,237	$3,787,952
Operating lease liabilities	417,283	519,184
Capitalized research and development expenses	377,553	205,286
Start-up costs	20,884	22,753
Accrued liabilities and reserves	104,115	27,059
Total deferred tax assets	7,496,072	4,562,234

Deferred tax liabilities:
Operating right-of-use asset	(394,662)	(497,642)
Fixed assets	(208,820)	(128,039)
Prepaid expenses	(11,835)	(1,330)
Debt accretion	(36,932)	—
Total deferred tax liabilities	(652,249)	(628,011)
Net deferred tax assets before valuation allowance	6,843,823	3,934,223

Valuation allowance	(6,843,823)	(3,934,223)
Net deferred tax assets after valuation allowance	$—	$—

A reconciliation of the federal statutory tax rate and the effective tax rates for the years ended December 31, 2023 and 2022 is as follows:

	Year ended December 31, 2023	Year ended December 31, 2022
U.S. federal statutory tax rate	21.0%	21.0%
State income taxes, net of federal benefit	5.5	7.9
Nondeductible expenses and other	(2.5)	(0.2)
Change in valuation allowance	(24.0)	(28.7)
Effective tax rate	—%	—%

The Company had approximately $24,215,174 and $13,687,041 of gross net operating loss (“NOL”) carryforwards (federal and state) as of December 31, 2023 and 2022, respectively, which may be carried forward indefinitely. Sections 382 and 383 of the Internal Revenue Code, similar state regulations, contain provisions that may limit the NOL carryforwards available to be used to offset income in any given year upon the occurrence of certain events, including changes in the ownership interests of significant stakeholders. In the event of a cumulative change in ownership in excess of 50% over a three-year period, the amount of the NOL carryforwards that the Company may utilize in any one year may be limited.

The Company follows guidance on accounting for uncertainty in income taxes which prescribes a minimum threshold a tax provision is required to meet before being recognized in the financial statements. The Company does not have any liabilities as of December 31, 2023 and 2022 to account for potential income tax exposure. The Company is obliged to file income tax returns in the U.S. federal jurisdiction and the State of California. The tax years ended December 31, 2023, 2022, 2021 and 2020 are open and subject to audit examination.

Verde Bioresins, Inc.
Notes to Financial Statements
Years Ended December 31, 2023 and 2022

12.    Distribution Agreement

In February 2023, Verde entered into a distribution agreement with Vinmar International Ltd. (“Vinmar”) for the distribution of its PolyEarthylene resins throughout the United States, Canada and Mexico. In April 2023, Vinmar started selling PolyEarthylene to its customers. Sales to Vinmar amounted to $26,818 and $0 for the years ended December 31, 2023 and 2022, respectively. Outstanding receivables from Vinmar as of December 31, 2023 and 2022 amounted to $2,946 and $0, respectively.

13.    Merger Agreement

On June 21, 2023, Verde entered into a merger agreement with TLGY Acquisition Corporation (“TLGY”) (the “TLGY Merger Agreement”).

On August 14, 2023, TLGY filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission, which included a preliminary proxy statement and prospectus in connection with the proposed business combination with Verde.

On November 14, 2023, TLGY filed the amendment number 1 to the registration statement on Form S-4 with the U.S. Securities and Exchange Commission.

Pursuant to the terms of the Merger Agreement, Verde has agreed, if any extension of the deadline by which TLGY must complete its initial business combination (an “Extension”) is required (i) from September 2, 2023 through December 2, 2023 (the “First Extension Period”) and (ii) from December 2, 2023 through March 31, 2024 (the “Second Extension Period”), to cause one or more loans (“Company Extension Loans”) to be made to TLGY on a monthly basis on an interest-free basis in an amount equal to (x) with respect to the First Extension Period, fifty percent (50%) of the amount necessary for funding the applicable month of the Extension(s); provided that Verde shall not be required to make a Company Extension Loan in excess of $100,000 per month, and (y) with respect to the Second Extension Period, the lesser of fifty percent (50%) of the amount necessary for enabling the applicable month of Extension(s), and $150,000. The proceeds of the Company Extension Loans shall be deposited into TLGY’s trust account and held for the benefit of TLGY and its public shareholders. Verde has made Company Extension Loans on each of August 22, 2023, September 22, 2023, November 11, 2023 and December 7, 2023 in the amount of $100,000, $100,000, $55,000 and $55,000, respectively.

The August 22, 2023, September 22, 2023, November 11, 2023 and December 7, 2023 Company Extension Loans or a total of $310,000 are recorded as Notes receivable on the balance sheet. As a result of the termination of the Merger Agreement (as discussed below), Verde provided for the full valuation allowance of $310,000 for these Notes receivable on the statements of operation during the year ended December 31, 2023.

On each of January 12, 2024, February 10, 2024 and March 8, 2024, TLGY issued to Verde additional unsecured promissory notes with aggregate principal amounts of $55,000 each, in connection with Verde’s January 9, 2024, February 8, 2024 and March 8, 2024 Company Extension Loans.

On March 12, 2024, Verde terminated the Merger Agreement with TLGY due to TLGY’s willful breach of the Merger Agreement. On March 18, 2024, TLGY consented to the termination of the Merger Agreement. On May 4, 2024, Verde and TLGY signed a Mutual Release Agreement and discharged each other of all liabilities and obligations under the Merger Agreement and other ancillary agreements. In the event of consummation by TLGY of its initial business combination, on or within 5 business days after the date of the closing of such business combination, TLGY shall pay Verde a sum of $83,125. If TLGY does not consummate its initial business combination and subsequently liquidates, Verde shall not be entitled to any payment.

Verde Bioresins, Inc.
Notes to Financial Statements
Years Ended December 31, 2023 and 2022

14.    Subsequent Events

On March 5, 2024, Verde issued and sold to Humanitario Capital LLC (“Humanitario”) a senior secured convertible promissory note (the “March 2024 Note”) with an aggregate principal amount of $5,000,000 and received cash transfers of $1,250,000, $500,000 and $750,000 on March 6, 2024, April 17, 2024 and June 5, 2024, respectively, from Humanitario and remaining $2,500,000 is expected to be received from Humanitario in 2024. The March 2024 Note accrues interest on the principal amount outstanding commencing on March 6, 2024 (the “First Interest Accrual Date”), at a fixed rate equal to 10% per annum, compounded monthly.

Unless earlier converted or repaid, on or after (i) September 5, 2025 or (ii) any time on or after the occurrence of an event of default (as defined in the March 2024 Note), the entire outstanding principal and accrued interest under the March 2024 Note shall, at the option of Humanitario, be either due and payable or converted into shares of Verde common stock, par value $0.00001 per share; provided that, if there is then-outstanding a class or series of capital stock that is senior in rights, preferences or privileges to the Common Stock, then the outstanding amount shall convert into shares of a newly-issued series of such capital stock having rights, preferences and privileges (except with respect to the per share liquidation preference, which shall be equal to the Capped Price (as defined below)) substantially equivalent to such senior class or series of capital stock of the Company. The number of shares of Common Stock into which the outstanding amount shall convert shall be equal to the quotient of (i) the Outstanding Amount divided by (ii) the Capped Price (as defined below) as determined as of the time Humanitario exercises its option to convert.

The “Capped Price” shall be equal to $5,000,000 divided by the fully diluted capitalization of the Verde as of the applicable date of determination, which capitalization shall include the unallocated equity incentive pool and any increase to the equity incentive pool made prior to or at the time of conversion of the March 2024 Note, and all other rights to acquire capital stock of the Verde outstanding at the time of the conversion of the March 2024 Note, but shall exclude: the Common Stock issuable upon conversion of the March 2024 Note.

Verde Bioresins, Inc.
Condensed Balance Sheets

	September 30, 2024 (unaudited)	December 31, 2023
Assets:
Current assets:
Cash and cash equivalents	$226,965	$962,725
Accounts receivables	16,449	2,971
Inventory	217,573	160,038
Prepaid expenses and other current assets	59,639	30,580
Total current assets	520,626	1,156,314

Operating lease right-of-use assets, net	1,174,527	1,410,333
Property and equipment, net	2,537,659	2,139,610
Other assets	470,111	470,111
Total assets	$4,702,923	$5,176,368

Liabilities and Stockholders’ Deficit :
Current liabilities:
Accounts payable	$1,392,624	$997,587
Accrued liabilities	2,221,165	1,305,614
Convertible notes, net of debt discount of $2,374,681 and $1,957,928 as of September 30, 2024 and December 31, 2023, respectively	10,625,319	7,542,072
Current portion of operating lease liabilities	362,578	323,206
Total current liabilities	14,601,686	10,168,479
Non-current portion of operating lease liabilities	891,477	1,167,964
Total liabilities	15,493,163	11,336,443

Commitments and Contingencies (Note 8)

Stockholders’ deficit :
Common stock, $0.00001 par value; 58,687,483,705 shares authorized: 3,243,321,874 shares issued and outstanding at September 30, 2024 and December 31, 2023	32,434	32,434
Additional paid-in-capital	23,752,454	20,157,328
Accumulated deficit	(34,575,128)	(26,349,837)
Total stockholders’ deficit	(10,790,240)	(6,160,075)
Total liabilities and stockholders’ deficit	$4,702,923	$5,176,368

See accompanying notes to unaudited condensed financial statements

Verde Bioresins, Inc.
Condensed Statements of Operations
(unaudited)

	For the Nine Months Ended September 30, 2024	For the Nine Months Ended September 30 2023
Sales	$50,137	$107,884
Cost of sales	27,124	60,067
Gross profit	23,013	47,817

Costs and expenses:
Selling expenses	462,165	293,809
General and administrative	2,758,588	3,573,136
Research and development	1,016,387	808,869
Operating expenses	(4,237,140)	(4,675,814)
Loss from operations	(4,214,127)	(4,627,997)
Interest expense	(4,011,164)	(3,885,786)
Loss before income taxes	(8,225,291)	(8,513,783)
Income taxes	—	—
Net loss	$(8,225,291)	$(8,513,783)

Net loss per share:
Basic and diluted net loss per share	$(0.00)	$(0.00)

Weighted average shares outstanding:
Basic and diluted	3,243,321,874	3,243,321,874

See accompanying notes to unaudited condensed financial statements

Verde Bioresins, Inc.
Condensed Statements of Stockholders’ (Deficit) Equity
(unaudited)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance – January 1, 2023	3,243,321,874	$32,434	$14,657,328	$(14,238,487)	$451,275
Issuance of warrants in connection with issuance of convertible notes	—	—	5,129,270	—	5,129,270
Beneficial conversion feature of convertible notes	—	—	370,730	—	370,730
Net loss	—	—	—	(8,513,783)	(8,513,783)
Balance – September 30, 2023	3,243,321,874	$32,434	$20,157,328	$(22,752,270)	$(2,562,508)

Balance – January 1, 2024	3,243,321,874	$32,434	$20,157,328	$(26,349,837)	$(6,160,075)
Beneficial conversion feature of convertible notes	—	—	3,500,000	—	3,500,000
Stock-based compensation			95,126		95,126
Net loss	—	—	—	(8,225,291)	(8,225,291)
Balance – September 30, 2024	3,243,321,874	$32,434	$23,752,454	$(34,575,128)	$(10,790,240)

See accompanying notes to unaudited condensed financial statements

Verde Bioresins, Inc.
Condensed Statements of Cash Flows
(unaudited)

	Nine Months ended September 30, 2024	Nine Months ended September 30, 2023
Cash flow from operating activities:
Net loss	$(8,225,291)	$(8,513,783)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	232,742	182,727
Credit losses on notes receivable	165,000	—
Operating lease costs	235,806	293,814
Stock-based compensation	95,126	—
Amortization of debt issuance costs	75,797	31,634
Loss on disposal of property and equipment	43,259	—
Amortization of debt discount	3,083,247	3,299,880
Stock-based compensation
Changes in assets and liabilities:
Prepaid expenses and other current assets	(15,657)	44,573
Inventory	(57,535)	(83,130)
Accounts receivables	(13,478)	(42,187)
Other assets	—	(3,958)
Accounts payable	395,037	795,820
Operating lease liabilities	(237,115)	(290,189)
Accrued liabilities	915,551	969,494
Net cash used in operating activities	(3,307,511)	(3,315,305)

Cash flow from investing activities:
Purchases of property and equipment	(784,550)	(495,441)
Sale of property and equipment	110,500	—
Assignment of promissory notes	(165,000)	200,000)
Net cash used in investing activities	(839,050)	(695,441)

Cash flow from financing activities:
Proceeds from debt financing	3,500,000	5,500,000
Issuance costs	(89,199)	(37,691)
Net cash provided by financing activities	3,410,801	5,462,309

Net change in cash and cash equivalents	(735,760)	1,451,563
Cash and cash equivalents – beginning of period	962,725	1,194,537
Cash and cash equivalents – end of period	$226,965	$2,646,100

Supplemental disclosure of non-cash financing and investing activities:
Beneficial conversion feature	$3,500,000	$370,730
Issuance of warrants in connection with issuance of convertible notes	—	5,129,270

See accompanying notes to unaudited condensed financial statements

Verde Bioresins, Inc.
Notes to Condensed Financial Statements (Unaudited)
For the Nine Months Ended September 30, 2024 and 2023

1.      Nature of Operations and Liquidity

Nature of activities

Verde Bioresins, Inc. (the “Company” or “Verde”) (originally incorporated under the name Ezonyx Bio Technologies, Inc.) was incorporated in the State of Delaware on March 4, 2020. Verde is a full-service privately held company that specializes in the development and manufacturing of PolyEarthylene, proprietary, biodegradable, and compostable polymers derived from sustainable resources as an alternative to conventional plastics. This material is capable of being recycled with conventional polyethylene, is eco-friendly, and represents a sustainable bioresin for injection molding, film extrusion, blow molding and thermoform applications. With performance properties like petro-polymers, PolyEarthylene products can be produced in any form and color desired for use on existing plastics manufacturing equipment.

Liquidity and Going Concern

The accompanying financial statements have been prepared on the basis that the Company is a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. The Company had not generated revenues from operations until April 2023. During the nine months ended September 30, 2024, the Company incurred net losses of $8,225,291, used $3,307,511 of cash and cash equivalents for its operating activities, had negative working capital of $14,081,060 as of September 30, 2024 and accumulated deficit of $34,575,128 as of September 30, 2024.

The Company’s existence is dependent upon management’s ability to obtain additional funding sources, enter into strategic alliances or generate significant revenues, to cover its ongoing operating expenses, and also to continue to develop and be able to profitably market its products. Adequate additional financing may not be available to the Company on acceptable terms, or at all. If the Company is unable to raise additional capital and/or enter into strategic alliances when needed or on attractive terms, it would be forced to delay or reduce any commercialization efforts. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant sales. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. Additional working capital will be required to continue operations and scale its products.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

2.      Basis of Presentation and Summary of Significant Accounting Policies

Unaudited Financial Information

The Company’s unaudited condensed financial statements included herein have been prepared in conformity with accounting principles generally accepted in the United States of America, or U.S. GAAP, and pursuant to the rules and regulations of the Securities and Exchange Commission, or SEC. In the Company’s opinion, the information furnished reflects all adjustments, all of which are of a normal and recurring nature, necessary for a fair presentation of the financial position and results of operations for the reported interim periods. The Company considers events or transactions that occur after the balance sheet date but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. The results of operations for interim periods are not necessarily indicative of results to be expected for the full year or any other interim period.

The unaudited condensed financial statements should be read in conjunction with the audited financial statements as of and for the year ended December 31, 2023 and the notes thereto. The balance sheet data as of December 31, 2023 was derived from the audited financial statements as of that date but does not include all disclosures required by U.S. GAAP.

Verde Bioresins, Inc.
Notes to Condensed Financial Statements (Unaudited)
For the Nine Months Ended September 30, 2024 and 2023

2.      Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions reflected in these financial statements include but are not limited to the allowance for expected credit losses, allowance for sales returns, accrual of operating expenses, and valuation of equity instruments and beneficial conversion feature.

Segment Information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company manages its operations as a single operating segment for the purposes of assessing performance and making decisions.

Cash and Cash Equivalents

Cash and cash equivalents include cash and certain highly liquid investments with original maturities of 90 days or less from the date of purchase. Cash equivalents are primarily recorded at cost, which approximates fair value due to their generally short maturities.

Concentration of Credit Risk

Financial instruments that subject the Company to credit risk primarily consist of cash and cash equivalents and accounts receivables. The Company maintains its cash and cash equivalent balances with high-quality financial institutions and, consequently, the Company believes that such funds are subject to minimal credit risk. As of September 30, 2024, the Company had no cash and cash equivalents in excess of the Federal Deposit Insurance Corporation insured limit. The Company provides credit to its customers in the normal course of its operations. It carries out, on a continuing basis, credit checks on its customers.

Allowance for expected credit losses

The Company estimates the balance of its allowance for expected credit losses. In determining the amount of the allowance for expected credit losses, the Company considers historical collectability based on past due status and makes judgments about the creditworthiness of customers and other third-parties based on ongoing credit evaluations. The Company also considers customer-specific information, current market conditions, and reasonable and supportable forecasts of future economic conditions. Account balances are written off against the allowance when it is determined that the receivable will not be recovered. The allowance for expected credit losses on accounts receivable was $0 each at September 30, 2024 and December 31, 2023. The allowance for expected credit losses on notes receivable was $475,000 and $310,000 at September 30, 2024 and December 31, 2023 respectively.

Fair Value of Financial Instruments

Fair value is defined as the price the Company would receive to sell an investment in a timely transaction or pay to transfer a liability in a timely transaction with an independent buyer in the principal market, or in the absence of a principal market, the most advantageous market for the investment or liability. A framework is used for measuring fair value utilizing a three-tier hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Verde Bioresins, Inc.
Notes to Condensed Financial Statements (Unaudited)
For the Nine Months Ended September 30, 2024 and 2023

2.      Basis of Presentation and Summary of Significant Accounting Policies (cont.)

The three levels of the fair value hierarchy are as follows:

Level 1	—	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets and liabilities
Level 2	—

Observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;

Level 3	—	Unobservable inputs reflecting management’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company’s cash and cash equivalents were measured using quoted market prices in active markets and represent Level 1 investments. The Company’s other financial instruments such as notes receivable, accounts receivables, accounts payable, accrued liabilities and convertible notes, approximate their fair values due to their short maturities.

Inventory

Inventories are principally comprised of raw materials and finished goods and are valued at the lower of cost or net realizable value with cost being determined using first-in first-out method. The Company reviews inventories for obsolete items to determine adjustments that it estimates will be needed to record inventory at lower of cost or net realizable value. Inventory costs include labor, overhead, manufacturing costs and inbound freight costs.

Revenue Recognition

Verde recognizes revenue from product sales in accordance with the Financial Accounting Standards Board’s Accounting Standard Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). This standard applies to all contracts with customers, except for contracts that are within the scope of other standards, such as leases, insurance, collaboration arrangements and financial instruments. Under ASC 606, Verde recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration that Verde expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that are determined to be within the scope of ASC 606, Verde performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Verde only applies the five-step model to contracts when it is probable that Verde will collect the consideration it is entitled to in exchange for the goods it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, Verde assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised goods is distinct. Verde then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Verde derives its revenues primarily from product sales of PolyEarthylene. Verde primarily produces and sells formulated resin pellets and Verde typically recognizes revenue for these sales upon shipment. Verde sells to distributors who may request a return or credit for unforeseen reasons or who may have agreed discounts or allowances to be netted from amounts invoiced. Due to the highly specialized nature of Verde’s products, returns and allowances are projected to be infrequent and immaterial. Verde offers a standard quality assurance warranty related to the fitness of its finished goods.

The Company records accounts receivables due from distributors and other customers. Payment terms to customers are generally 30-60 days. Accounts receivable was $16,449, $2,971 and $0 as of September 30, 2024, December 31, 2023 and January 1, 2023, respectively.

Verde Bioresins, Inc.
Notes to Condensed Financial Statements (Unaudited)
For the Nine Months Ended September 30, 2024 and 2023

2.      Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Research and Development

Research and development costs are expensed as incurred. Research and development expenses include personnel costs associated with research and development activities, including third-party contractors to perform research, conduct testing and manufacture new product samples. The Company accrues for costs incurred by external service providers based on its estimates of services performed and costs incurred. These estimates include the level of services performed by third parties. Based on the timing of amounts invoiced by service providers, the Company may also record payments made to those providers as prepaid expenses that will be recognized as expense in future periods as the related services are rendered.

Selling Expenses

Selling expenses consist of salary, marketing, and advertising costs not directly attributable to direct costs of production or associated with the Company’s administration, research and development activities.

Net Loss per Share

Basic loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding for the year. Diluted loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding plus common stock equivalents (if dilutive) related to stock options, restricted stock units, and warrants for each year and the conversion feature of convertible notes.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all Accounting Standards Updates (“ASUs”). ASUs not discussed below were assessed and determined to be either not applicable or are expected to have minimal impact on the financial statements.

Accounting Pronouncement Issued but Not Adopted

In 2023, the Financial Accounting Standards Board issued ASU 2023-09 — Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). This update standardizes categories for the effective tax rate reconciliation, requires disaggregation of income taxes and additional income tax-related disclosures. This update is required to be effective for the Company for fiscal periods beginning after December 15, 2024. The Company is evaluating the effect that ASU 2023-09 will have on its financial statements and disclosures.

In 2023, the FASB issued ASU 2023-07 — Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). This update requires expanded annual and interim disclosures for the significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. This update is effective for fiscal years beginning after December 15, 2023, and interim periods in fiscal years after December 15, 2024. ASU 2023-07 is to be applied retrospectively to all periods presented in the financial statements. The Company is evaluating the effect that ASU 2023-07 will have on the Company’s condensed financial statements and disclosures.

In 2024, the FASB issued ASU 2024-03 — Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”). This update improves financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to the financial statements at interim and annual periods. This update is effective for fiscal years beginning after December 15, 2026, and interim periods in fiscal years after December 15, 2027. Early adoption is permitted. ASU 2024-03 is to be applied either (1) prospectively to financial statements issued for reporting periods after the effective date or (2) retrospectively to any or all periods presented in the financial statements. The Company is evaluating the effect that ASU 2024-03 will have on the Company’s condensed financial statements and disclosures.

Verde Bioresins, Inc.
Notes to Condensed Financial Statements (Unaudited)
For the Nine Months Ended September 30, 2024 and 2023

2.      Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Leases

At the inception of an arrangement, the Company determines whether the arrangement is or contains a lease based on the unique facts and circumstances present. Most leases with a term greater than one year are recognized on the balance sheet as right-of-use assets and lease liabilities. The Company has elected not to recognize on the balance sheet leases with terms of one year or less. Certain of the Company’s lease agreements contain renewal options; however, the Company does not recognize right-of-use assets or lease liabilities for renewal periods unless it is determined that the Company is reasonably certain of renewing the lease at inception or when a triggering event occurs.

The Company leases warehouse space and office facilities. Verde’s operating leases with terms longer than 12 months are recorded at the sum of the present value of the lease’s fixed minimum payments as operating lease liabilities and right of use assets (“ROU assets”) in the Company’s balance sheets. For leases that contain termination options, where the rights to terminate are held by either Verde, the lessor, or both parties and it is reasonably certain that Verde or the lessor will exercise that option, Verde factors these extended or shortened lease terms into the minimum lease payments. The ROU assets also include any initial direct costs incurred and lease payments made at or before the commencement date and are reduced by lease incentives.

The Company uses an incremental borrowing rate to determine the present value of the lease payments for leases, as Verde’s leases do not have readily determinable implicit interest rates. The Company’s incremental borrowing rates represent the rates incurred to borrow on a collateralized basis over a similar term at an amount equal to the lease payments in a similar economic environment.

The depreciable life of ROU assets is limited by the expected lease term unless there is a transfer of title or purchase option reasonably certain of exercise. The Company’s lease agreements do not contain any significant residual value guarantees or material restrictive covenants.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to 10 years. Leasehold improvements are amortized over the shorter of useful lives of the asset or maximum related lease term.

Convertible Notes

The convertible notes are considered a hybrid financial instrument consisting of put options, conversion option and various embedded features that required evaluation as potential embedded derivatives under FASB ASC 815, Derivatives and Hedging (“ASC 815”). Based on the nature of the host instrument and the embedded features, management concluded that none of the conversion and redemption features required bifurcation and separate accounting from the host instrument. The Company determined that the put options in the event of default and change in control was an embedded derivative. As a result, the put options required bifurcation and separate accounting under ASC 815. The value of such options was immaterial at each issuance date as of September 30, 2024 and December 31, 2023.

When the Company has determined that the embedded conversion option should not be bifurcated from its host instrument, the Company accounts for convertible notes in accordance with ASC 470-20, Debt with Conversion and Other Options. The Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the notes. The Company amortizes any debt discount over the term of the notes, using the effective interest method.

Verde Bioresins, Inc.
Notes to Condensed Financial Statements (Unaudited)
For the Nine Months Ended September 30, 2024 and 2023

2.      Basis of Presentation and Summary of Significant Accounting Policies (cont.)

Warrants

The Company accounts for stock warrants as either equity instruments, liabilities or derivative liabilities in accordance with ASC Topic 480, Distinguishing Liabilities from Equity and/or ASC 815, depending on the specific terms of the warrant agreement. Liability-classified warrants are recorded at their estimated fair values at each reporting period until they are exercised, terminated, reclassified or otherwise settled. Changes in the estimated fair value of liability-classified warrants are recorded in the statements of operations. Equity-classified warrants are recorded within additional paid-in capital at the time of issuance and not subject to remeasurement.

When equity-classified warrants are issued in connection with issuance of convertible notes, net proceeds received are allocated to the financial instruments issued which results in a debt discount that is amortized over the term of the convertible notes, using the effective interest method.

Income Taxes

The Company provides for income taxes using the asset and liability approach. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As of September 30, 2024 and December 31, 2023, the Company had a full valuation allowance against deferred tax assets.

The Company is subject to the provisions of ASC 740-10-25, Income Taxes (“ASC 740”). ASC 740 prescribes a more likely-than-not threshold for the financial statement recognition of uncertain tax positions. ASC 740 clarifies the accounting for income taxes by prescribing a minimum recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. On a quarterly basis, the Company undergoes a process to evaluate whether income tax accruals are in accordance with ASC 740 guidance on uncertain tax positions. The Company has not recorded any liability for uncertain tax positions as of September 30, 2024 and December 31, 2023.

Stock-Based Compensation

The Company accounts for all stock-based payment awards granted to employees and non-employees, if any, as stock-based compensation expense at their grant date fair value. The Company’s stock-based payments include stock options, restricted stock units, and stock appreciation rights. The measurement date for employee awards is the date of grant, and stock-based compensation costs are recognized as expense over the employees’ requisite service period, on a straight-line basis. The measurement date for non-employee awards is the date of grant and stock-based compensation costs for non-employees are recognized as expense over the vesting period on a straight-line basis. Forfeitures are accounted for as they occur.

Subsequent Events

The Company evaluated subsequent events that occurred after the balance sheet date through December 27, 2024, which is the date the financial statements were available to be issued and no events were noted other than those already disclosed elsewhere in the financial statements.

Verde Bioresins, Inc.
Notes to Condensed Financial Statements (Unaudited)
For the Nine Months Ended September 30, 2024 and 2023

3.      Property and Equipment

Property and equipment, net, consists of the following on September 30, 2024 and December 31, 2023:

	Estimated Useful Life (Years)	September 30, 2024 (unaudited)	December 31, 2023
Leasehold improvements	12	$578,666	$578,666
Machinery and equipment	7 – 10	2,525,865	1,945,744
Office equipment	3 – 5	67,579	65,346
Furniture and fixtures	3 – 10	35,524	35,277
Injection molds	3	44,582	44,582
		3,252,216	2,669,615
Accumulated depreciation and amortization		(714,557)	(530,005)
Property and equipment, net		$2,537,659	$2,139,610

Depreciation expense amounted to $232,742 and $182,727 for the nine months ended September 30, 2024 and 2023, respectively.

4.      Other Assets

Other assets are comprised of security deposit and deposits for the purchases of equipment, machinery or raw material which will be used in manufacturing.

The components of other assets as of September 30, 2024 and December 31, 2023 are as follows:

	September 30, 2024 (unaudited)	December 31, 2023
Deposit to vendors	$27,371	$27,371
Letter of credit	442,740	442,740
Total other assets	$470,111	$470,111

The Company established an irrevocable standby letter of credit with a bank for $442,740 which expired on March 16, 2024, and is renewed for a one-year period from March 16, 2024 to March 16, 2025. The 12-month renewal charge was $9,202 from March 16, 2024 to March 16, 2025, and is recorded as part of prepaid expenses on the condensed balance sheet. The renewal charge is being amortized to interest expenses over a 12-month period from March 2024 to February 2025 using straight line method. During the nine months ended September 30, 2024 and 2023, the Company recognized interest expense of $6,888 and $5,369, respectively, on the condensed statements of operations. The letter of credit serves as the Company’s security deposit in the amount of one-year lease on a warehouse leased by the Company (see Note 7) in which the landlord is the beneficiary.

5.      Accrued Liabilities

The components of accrued liabilities as of September 30, 2024 and December 31, 2023 are as follows:

	September 30, 2024 (unaudited)	December 31, 2023
Accrued professional fees	$203,579	$209,409
Accrued interest on convertible notes	1,816,602	971,370
Accrued employees’ wages & benefits	167,285	109,607
Accrued other	33,699	15,228
Total accrued liabilities	$2,221,165	$1,305,614

Verde Bioresins, Inc.
Notes to Condensed Financial Statements (Unaudited)
For the Nine Months Ended September 30, 2024 and 2023

6.      Convertible Notes

2022 Issuances

On February 17, 2023, Verde issued to Acuitas Group Holdings LLC (“Acuitas”) a senior secured convertible promissory note (the “February 2023 Note”) with an aggregate principal amount of $4,000,000, documenting Acuitas’s prior two equal cash transfers to Verde, which aggregated to $4,000,000 and which were made on March 31, 2022 and November 2, 2022. The February 2023 Note accrues interest on (i) $2,000,000 of the principal amount outstanding commencing on and including March 31, 2022 (the “First Interest Accrual Date”), and (ii) $2,000,000 of the principal amount outstanding commencing on and including November 2, 2022, each at an interest rate of 10% per annum. During the nine months ended September 30, 2024 and 2023, the Company recognized interest expense of $299,454 and $299,178, respectively, on the condensed statements of operations.

Unless earlier converted or repaid, on or after (i) the 12-month anniversary of the First Interest Accrual Date, provided that such date shall be automatically extended by a period of six (6) months if Verde enters into a definitive business combination agreement with TLGY Acquisition Corporation (“TLGY”) on or before March 18, 2023 (the “Maturity Date”), or (ii) any time on or after the occurrence of an event of default (as defined in the February 2023 Note), the entire outstanding principal and accrued interest under the February 2023 Note shall, at the option of Acuitas, be either due and payable or converted into shares of Verde common stock. The number of shares of Verde common stock into which the outstanding principal and accrued interest will convert shall be equal to the quotient of (i) such outstanding principal amount and accrued interest divided by (ii) $5,000,000 divided by the fully diluted capitalization of Verde as of the applicable date of determination (which capitalization shall exclude any equity securities issuable upon conversion of the February 2023 Note and the February 2023 Warrant (as defined below)) (the “February 2023 Capped Price”), in accordance with the terms of the February 2023 Note. In the event of a qualified conversion event (as defined in the February 2023 Note), the outstanding principal amount and accrued interest will automatically convert into Verde common stock or other equity securities at a price per share equal to the February 2023 Capped Price as determined immediately prior to the consummation of such event. In June 2023, Verde and Acuitas entered into an amendment No. 1 to the February 2023 Note, pursuant to which the Maturity Date was extended from March 31, 2023 to April 19, 2024. The February 2023 Capped Price is $0.0015 as of September 30, 2024.

On March 12, 2024, Verde served the notice of termination of the Merger Agreement with TLGY. On March 18, 2024, TLGY consented to the termination of the Merger Agreement (see Note 15).

As of date these financial statements are available to be issued, the February 2023 Note is due and unpaid and not converted into shares.

In addition, in connection with the issuance of the February 2023 Note, Verde issued and sold to Acuitas a warrant (the “February 2023 Warrant”) to purchase that number of shares of Verde common stock equal to (i) $4,000,000, divided by (ii) $5,000,000 divided by the fully diluted capitalization of Verde immediately prior to the exercise of the February 2023 Warrant and the conversion of the February 2023 Note (which capitalization shall exclude any equity securities issuable upon conversion of the February 2023 Note and exercise of the February 2023 Warrant), as set forth in the February 2023 Warrant, which number of shares is to be determined at the close of business on the day prior to Verde’s receipt of Acuitas’s notice of exercise of the February 2023 Warrant, for an aggregate exercise price of $4,000,000. The exercise price for the February 2023 Warrant will be equal to (i) $4,000,000 divided by (ii) the number of shares of Verde common stock issuable upon exercise of the February 2023 Warrant, as determined in accordance with the foregoing sentence. In March 2023, Verde and Acuitas amended and restated the February 2023 Warrant to reflect that the February 2023 Warrant is exercisable for up to 3,571,130,758 shares of Verde common stock, at an initial purchase price of $0.0011 per share, for an aggregate exercise price of $4,000,000. The February 2023 Warrant is exercisable at any time or from time to time on or after the date of issuance and prior to March 30, 2027.

Verde Bioresins, Inc.
Notes to Condensed Financial Statements (Unaudited)
For the Nine Months Ended September 30, 2024 and 2023

6.      Convertible Notes (cont.)

2023 Issuances

On June 15, 2023, Verde issued and sold to Acuitas a senior secured convertible promissory note (the “June 2023 Note”) with an aggregate principal amount of $5,500,000, documenting Acuitas’ cash transfer to Verde of $5,500,000 and which was made on April 19, 2023. The June 2023 Note accrues interest on $5,500,000 of the principal amount outstanding commencing on and including April 19, 2023, at an interest rate of 10% per annum. During the nine months ended September 30, 2024 and 2023, the Company recognized interest expense of $411,749 and $248,630, respectively, on the condensed statements of operations.

Unless earlier converted or repaid, the entire outstanding principal and accrued interest under the June 2023 Note shall, at the option of Acuitas, be either due and payable or converted into shares of Verde common stock, on or after (i) the 12-month anniversary of April 19, 2023 or (ii) any time on or after the occurrence of an event of default (as defined in the June 2023 Note). The number of shares of Verde common stock into which the outstanding principal and accrued interest will convert shall be equal to the quotient of (i) such outstanding principal amount and accrued interest divided by (ii) $5,000,000 divided by the fully diluted capitalization of Verde as of the applicable date of determination (which capitalization shall exclude any equity securities issuable upon conversion of the June 2023 Note and the June 2023 Warrant (as defined below)) (the “June 2023 Capped Price”), in accordance with the terms of the June 2023 Note. In the event of a qualified conversion event (as defined in the June 2023 Note), the outstanding principal amount and accrued interest will automatically convert into Verde Common Stock or other equity securities at a price per share equal to the June 2023 Capped Price as determined immediately prior to the consummation of such event. The June 2023 Capped Price is $0.0005 as of September 30, 2024.

In addition, in connection with the issuance of the June 2023 Note, Verde issued and sold to Acuitas a warrant (the “June 2023 Warrant”) exercisable for up to 8,838,548,625 shares of Verde Common Stock, at an initial purchase price of $0.0006 per share, for an aggregate exercise price of $5,500,000. The warrant is exercisable at any time or from time to time on or after the date of issuance and prior to June 15, 2028.

On June 19, 2023, Acuitas transferred and assigned all of the issued and outstanding shares of Verde common stock and warrants, including the February 2023 Warrant and the June 2023 Warrant, as well as all outstanding secured convertible promissory notes issued by Verde to Acuitas (including security agreements relating thereto), including the February 2023 Notes and the June 2023 Note, to Humanitario Capital LLC.

The provisions in the warrants as disclosed herein require the Company to account for the warrants as equity. The Company recognized a discount to debt at issuance of February 2023 Note of $2,863,190 and at issuance of June 2023 Note of $5,129,270 related to the initial fair values of the February 2023 Warrant and June 2023 Warrant, respectively (see Note 10).

2024 Issuances

On March 5, 2024, Verde issued and sold to Humanitario Capital LLC (“Humanitario”) a senior secured convertible promissory note (the “March 2024 Note”) with an aggregate principal amount of $5,000,000 and received cash transfers of $1,250,000, $500,000, $750,000, $500,000, $500,000, $500,000, $500,000 and $500,000 on March 6, 2024, April 17, 2024, June 5, 2024, July 26, 2024 August 30, 2024, October 11, 2024, November 13, 2024, and December 19, 2024, respectively, from Humanitario. The March 2024 Note accrues interest on the principal amount outstanding commencing on March 6, 2024 at a fixed rate equal to 10% per annum, compounded monthly. During the nine months ended September 30, 2024 and 2023, the Company recognized interest expense of $134,027 and $0, respectively, on the condensed statements of operations.

Unless earlier converted or repaid, on or after (i) September 5, 2025 or (ii) any time on or after the occurrence of an event of default (as defined in the March 2024 Note), the entire outstanding principal and accrued interest under the March 2024 Note shall, at the option of Humanitario, be either due and payable or converted into shares of Verde common stock, par value $0.00001 per share; provided that, if there is then-outstanding a class or series of capital

Verde Bioresins, Inc.
Notes to Condensed Financial Statements (Unaudited)
For the Nine Months Ended September 30, 2024 and 2023

6.      Convertible Notes (cont.)

stock that is senior in rights, preferences or privileges to the Common Stock, then the outstanding amount shall convert into shares of a newly-issued series of such capital stock having rights, preferences and privileges (except with respect to the per share liquidation preference, which shall be equal to the March 2024 Capped Price (as defined below)) substantially equivalent to such senior class or series of capital stock of the Company. The number of shares of Common Stock into which the outstanding amount shall convert shall be equal to the quotient of (i) the Outstanding Amount divided by (ii) the March 2024 Capped Price (as defined below) as determined as of the time Humanitario exercises its option to convert.

The “March 2024 Capped Price” shall be equal to $5,000,000 divided by the fully diluted capitalization of the Verde as of the applicable date of determination, which capitalization shall include the unallocated equity incentive pool and any increase to the equity incentive pool made prior to or at the time of conversion of the March 2024 Note, and all other rights to acquire capital stock of the Verde outstanding at the time of the conversion of the March 2024 Note, but shall exclude: the Common Stock issuable upon conversion of the March 2024 Note. The March 2024 Capped Price is $0.0002 as of September 30, 2024.

As a result of the convertible notes having a lower effective conversion price considering the value allocated to the warrants or the fair value of the common stock at commitment date, the Company has recognized a beneficial conversion feature of $1,136,810 on February 2023 Note in 2022, $370,730 on June 2023 Note in 2023 and a total of $3,500,000 on March 2024 Note in 2024. The beneficial conversion feature on the March 2024 Note and the beneficial conversion features and the fair value of the warrants on the February 2023 Note and June 2023 Note are collectively considered the debt discount. The Company recorded a debt discount in the amount of $4,000,000 at issuance of February 2023 Note, $5,500,000 at issuance of June 2023 Note and a total of $3,500,000 at issuance of March 2024 Note which are being amortized over the life of the respective convertible notes using the effective interest method. During the nine months ended September 30, 2024 and 2023, the Company recognized $3,083,247 and $3,299,880, respectively, of amortization of debt discount recorded as part of interest expense on the condensed statements of operations. As of September 30, 2024, the entire $4,000,000 debt discount on February 2023 Note, the entire $5,500,000 debt discount on June 2023 Note and $1,125,319 debt discount on March 2024 Note have been amortized to interest expense.

All debt issuance costs are accounted for as a deferred asset and will be amortized over the life of the convertible notes. During the nine months ended September 30, 2024 and 2023, the Company recognized $75,797 and $31,634 respectively, of amortization of debt issuance costs recorded as part of interest expense on the statements of operations. The Company had incurred approximately $50,000 in debt issuance costs related to the February 2023 Note and had fully amortized those costs as of September 30, 2024 and December 31, 2023. The Company had incurred approximately $37,691 in debt issuance costs related to the June 2023 Note and had fully amortized as of September 30, 2024 and had amortized $24,895 as of December 31, 2023. The Company had incurred approximately $89,199 in debt issuance costs related to the March 2024 Note and had amortized $63,000 as of September 30, 2024.

7.      Operating Leases

On October 1, 2020, the Company commenced a 35-month operating lease for approximately 4,405 square foot of office space located in Santa Monica, California. The monthly base rent is $11,013 per month with no increase each year thereafter. At the end of August 2023, the Company completed the operating lease and did not renew it. In June 2021, the Company commenced a 73-month operating lease for approximately 37,268 square foot of industrial warehouse space located in Fullerton, California. The monthly base rent is $36,895 per month for the first 12 months with a 3% increase each year thereafter.

As of September 30, 2024 and December 31, 2023, the Company’s operating leases have a remaining weighted average lease term of 2.9 years and 3.7 years, respectively, and Verde evaluated the present value of the payments at inception of the lease using Verde’s estimated incremental borrowing rate of 11.58%. The Company’s operating lease expenses were $352,958 and $436,023 for the nine months ended September 30, 2024 and 2023, respectively.

Verde Bioresins, Inc.
Notes to Condensed Financial Statements (Unaudited)
For the Nine Months Ended September 30, 2024 and 2023

7.      Operating Leases (cont.)

The Company paid cash of $354,266 and $432,398 for operating leases for the nine months ended September 30, 2024 and 2023, respectively.

Maturities of operating lease liabilities as of September 30, 2024 were as follows:

Year ending	Total
2024 (three months)	$117,653
2025	470,610
2026	470,610
2027	274,523
Total paid	1,333,396
Imputed interest	(79,341)
Total	$1,254,055
Less current portion	362,578
Lease liabilities – noncurrent	$891,477

8.      Commitments and Contingencies

Royalties

During 2020, in connection with issuance of common shares to certain investors, the Company agreed to enter into royalty agreements with these investors whereby the Company is obligated to make royalty payments, on a quarterly basis at rate of 0.2% or, in some cases, 0.1% of adjusted gross revenue received by Verde in the immediately preceding fiscal quarter until such time as the investors receive in aggregate $14.2 million in royalties. Royalties incurred amounted to approximately $1,150 and $2,500 for the nine months ended September 30, 2024 and 2023, respectively. Royalties’ accrual as of September 30, 2024 and December 31, 2023 amounted to approximately $1,150 and zero, respectively, recorded as part of accrued liabilities on the condensed balance sheets. Royalties’ payable as of September 30, 2024 and December 31, 2023 amounted to approximately $0 and $2,484, respectively, recorded as part of accounts payable on the condensed balance sheets.

Litigation

The Company investigates claims as they arise and accrues estimates for resolution of legal and other contingencies when losses are probable and estimable. As of September 30, 2024, Verde is not a party to litigation or subject to claims incident to the ordinary course of business, including intellectual property claims, putative and certified class actions, commercial and consumer protection claims, labor and employment claims, breach of contract claims and other asserted and unasserted claims.

9.      Stock-Based Compensation

In 2020, the Company adopted the 2020 Incentive Stock Option Plan (the “2020 Plan”), which provides for the award of incentive stock options to purchase up to 166,727,405 shares of common stock. Employees, advisors and directors are eligible to be granted awards under the 2020 Plan.

Verde Bioresins, Inc.
Notes to Condensed Financial Statements (Unaudited)
For the Nine Months Ended September 30, 2024 and 2023

9.      Stock-Based Compensation (cont.)

The weighted average assumptions that the Company used in a Black-Scholes pricing model to determine the fair value of stock options granted to employees were as follows:

Nine Months Ended September 30, 2024
Risk-free interest rate	3.80%
Expected term (in years)	5
Expected volatility	50%
Expected dividend yield	—
Exercise price	$0.0100
Fair value of common stock	$0.0058

No options were granted during 2023.

The following table summarizes stock option activity for the nine months ended September 30, 2024:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2023	—	$—	$—	$—
Granted	71,531,089	0.01	3.73	—
Exercised	—	—	—	—
Cancelled or forfeited	—	—	—	—
Outstanding as of September 30, 2024	71,531,089	$0.01	$3.73	—

Options vested as of September 30, 2024	68,016,089	$0.01
Options exercisable as of September 30, 2024	—	$0.01
Options unvested as of September 30, 2024	3,515,000	$0.01

The weighted average grant-date fair value per share of stock options granted during the nine months ended September 30, 2024 was $.00058.

The total fair value of options vested during nine months ended September 30, 2024 was $127,926.

Stock-Based Compensation Expense

Stock-based compensation expense recognized by expense type was as follows:

	Nine Months Ended September 30
	2024	2023
Selling expenses	$94,786	$—
General and administrative	33	—
Research and development	307	—
	$95,126	$—

Verde Bioresins, Inc.
Notes to Condensed Financial Statements (Unaudited)
For the Nine Months Ended September 30, 2024 and 2023

9.      Stock-Based Compensation (cont.)

As of September 30, 2024, the Company had a total of $39,411 of unrecognized stock-based compensation expense related to stock options, which is expected to be recognized over a weighted average period of 8.5 months.

10.    Warrants

A summary of the Company’s warrants outstanding at September 30, 2024 is as follows:

Exercise Price	Outstanding	Issuance Date	Expiration Date
0.0043	1,053,864,168	February 8, 2021	February 7, 2025
0.0011	3,571,130,758	March 31, 2022	February 7, 2027
0.0006	8,838,548,625	June 15, 2023	June 15, 2028

There were no changes in warrants to purchase common stock for the period ended September 30, 2024.

The fair value of the warrants on issuance was determined by using option pricing models assuming the following:

December 31, 2023
Risk-free interest rate	3.91%
Expected term (in years)	5
Expected volatility	50%
Expected dividend yield	—
Exercise price	$0.0006
Fair value of common stock	$0.0091

11.    Stockholders’ Deficit

The Company’s Certificate of Incorporation, originally filed in Delaware on March 4, 2020, was first amended on November 18, 2020 by the Certificate of Amendment of the Second Amended and Restated Certificate of Incorporation. This amendment authorized the issuance of common stock. On March 21, 2023, the Company’s Certificate of Incorporation was further amended, as authorized by the Company’s Board of Directors, to increase the Company’s authorized common stock to 11,211,920,795 shares. On June 15, 2023, the Company’s Certificate of Incorporation was further amended, as authorized by the Company’s Board of Directors, to increase the Company’s authorized common stock to 33,723,608,890 shares. On September 13, 2024, the Company’s Certificate of Incorporation was further amended, as authorized by the Company’s Board of Directors, to increase the Company’s authorized common stock to 58,687,483,705 shares. As of September 30, 2024 and December 31, 2023, the Company’s capital structure consists of common stock with par value of $0.00001 per share.

The Company has not paid any dividends on common stock to date. It is the Company’s present intention to retain any earnings for use in its business operations and, accordingly, the Company does not anticipate that the Board of Directors will declare any dividends in the foreseeable future on its common stock.

Verde Bioresins, Inc.
Notes to Condensed Financial Statements (Unaudited)
For the Nine Months Ended September 30, 2024 and 2023

12.    Net Loss per Share

For the nine months ended September 30, 2024 and 2023, the Company recorded a net loss available to common stockholders. As such, because the dilution from potential common stock was antidilutive, the Company used basic weighted-average common stock outstanding, rather than diluted weighted-average common stock outstanding when calculating diluted loss per share for the nine months ended September 30, 2024 and 2023.

	Nine Months ended September 30, 2024	Nine Months ended September 30, 2023
Numerator:
Net loss available to common shareholders	$(8,225,291)	$(8,513,783)

Denominator:
Weighted-average number of shares used in computing net loss per share, basic and diluted	3,243,321,874	3,243,321,874

Net loss per share – basic and diluted	$(0.00)	$(0.00)

The following potential dilutive securities have been excluded from the computation of diluted net loss per share as the effect would be anti-dilutive. Therefore, the weighted-average number of common stock outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same.

	Nine Months ended September 30, 2024	Nine Months ended September 30, 2023
Warrants exercisable for common stock	13,463,543,551	13,463,543,551
Shares issuable upon exercise of stock-options	71,531,089	—
Share issuable upon conversion of convertible notes	33,819,450,066	15,163,835,616
	47,354,524,706	28,627,379,167

13.    Income Taxes

The Company provides for income taxes using the asset and liability approach. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As of September 30, 2024 and December 31, 2023, the Company had a full valuation allowance against its deferred tax assets.

For the nine months ended September 30, 2024 and 2023, the Company recorded zero income tax expense. No tax benefit has been recorded in relation to the pre-tax loss for the nine months ended September 30, 2024 and 2023, due to a full valuation allowance to offset any deferred tax asset related to net operating loss carry forwards attributable to the losses.

14.    Distribution Agreement

In February 2023, Verde entered into a distribution agreement for initial term of one year with Vinmar International Ltd. (“Vinmar”) for the distribution of its PolyEarthylene resins throughout the United States, Canada and Mexico. The agreementt is automatically renewed for consecutive periods of one year unless terminated by either party. In April 2023, Vinmar started selling PolyEarthylene to its customers. Sales to Vinmar amounted to $7,515 and $26,818 for the nine months ended September 30, 2024 and 2023, respectively. Outstanding receivables from Vinmar as of September 30, 2024 and December 31, 2023 amounted to $3,014 and $2,946, respectively.

Verde Bioresins, Inc.
Notes to Condensed Financial Statements (Unaudited)
For the Nine Months Ended September 30, 2024 and 2023

15.    Merger Agreement with TLGY

On June 21, 2023, Verde entered into a merger agreement with TLGY Acquisition Corporation (“TLGY”) (the “Merger Agreement”).

On August 14, 2023, TLGY filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission, which included a preliminary proxy statement and prospectus in connection with the proposed business combination with Verde.

On November 14, 2023, TLGY filed the amendment number 1 to the registration statement on Form S-4 with the U.S. Securities and Exchange Commission.

Pursuant to the terms of the Merger Agreement, Verde agreed to provide extension loans to be made to TLGY monthly on an interest-free basis, if any extension of the deadline by which TLGY must complete its initial business combination is required (“Extension Loans”). The proceeds of the Company Extension Loans shall be deposited into TLGY’s trust account and held for the benefit of TLGY and its public shareholders. Verde has made Company Extension Loans on each of August 22, 2023, September 22, 2023, November 11, 2023, December 7, 2023, January 12, 2024, February 10, 2024 and March 8, 2024 in the amount of $100,000, $100,000, $55,000, $55,000, $55,000, $55,000 and $55,000 respectively.

The Company Extension Loans of a total of $475,000 and $310,000 as of September 30, 2024 and December 31, 2023, respectively, are recorded as Notes receivable on the condensed balance sheets. As a result of the termination of the Merger Agreement (as discussed below), Verde provided for the full valuation allowance of $475,000 and $310,000 for these Notes receivable as of September 30, 2024 and December 31, 2023 respectively.

On March 12 2024, Verde terminated the Merger Agreement with TLGY due to TLGY’s willful breach of the Merger Agreement. On March 18, 2024, TLGY consented to the termination of the Merger Agreement. On May 4, 2024, Verde and TLGY signed a Mutual Release Agreement and discharged each other of all liabilities and obligations under the Merger Agreement and other ancillary agreements. In the event of consummation by TLGY of its initial business combination, on or within 5 business days after the date of the closing of such business combination, TLGY shall pay Verde a sum of $83,125. If TLGY does not consummate its initial business combination and subsequently liquidates, Verde shall not be entitled to any payment.

16.    Merger Agreement with Nxu, Inc.

On October 23, 2024, Verde entered into the Merger Agreement with Nxu, Inc. (Nxu), Merger Sub I and Merger Sub II, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub I will merge with and into Verde, with Verde continuing as a wholly owned subsidiary of Nxu and the surviving corporation of the First Merger, and promptly following the First Merger, Verde will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving entity of the Second Merger. The Merger is anticipated to be accounted for as a reverse recapitalization. Under this method of accounting, Nxu will be treated as the acquired company for financial statement reporting purposes. Each of the board of directors of Verde and Nxu has unanimously approved the transactions contemplated by the Merger Agreement, including the Merger. The transaction requires the approval of the stockholders of Nxu and Verde prior to the closing of the Merger.

The transaction is subject to other customary closing conditions and is expected to close in the first quarter of 2025. Transaction consideration to Verde stockholders will consist of newly issued shares of Nxu as Verde stockholders will exchange their interest in Verde for interests in Nxu. Total non-recurring transactions are estimated at approximately $5.0 million, of which Verde expects the substantial majority to be capitalized as an offset to equity.

On November 8, 2024, Nxu filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission, which included a preliminary proxy statement and prospectus in connection with the proposed business combination with Verde.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Nxu, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nxu, Inc. and Subsidiaries (the Company) as of December 31, 2023 and 2022, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements were prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, as of December 31, 2023, the Company had recurring losses from operations and an accumulated deficit. These conditions, among others, raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Prager Metis CPAs, LLC

We have served as the Company’s auditor since 2020.

Hackensack, NJ

March 29, 2024

NXU, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share data)

	December 31, 2023	December 31, 2022
Assets
Current Assets:
Cash	$2,846	$2,701
Prepaid expenses and other current assets	999	868
Inventory	—	98
Notes receivable from related party	250	—
Total current assets	4,095	3,667

Property and equipment, net	3,865	2,441
Right-of-use assets	1,507	798
Investment in Lynx	3,000	—
Intangible assets, net	20	10
Other assets	772	122
Total assets	$13,259	$7,038

Liabilities and Stockholders’ Equity (Deficit)
Current Liabilities:
Accounts payable and accrued liabilities	$3,371	$3,219
Variable share settled restricted stock units	1,334	—
Current portion of operating lease liability	864	344
Other current liabilities	40	680
Total current liabilities	5,609	4,243

Lease liability, net of current portion	688	558
Convertible debt and warrant liability, at fair value	65	11,285
Other long-term liabilities	233	—
Total liabilities	6,595	16,086
Commitments and contingencies (Note 11)

Stockholders’ Equity (Deficit):

Class A Common Stock, par value $0.0001; 4,000,000,000 shares authorized; 2,563,288 issued and outstanding as of December 31, 2023; 65,093 issued and outstanding as of December 31, 2022	—	—
Class B Common Stock, par value $0.0001; 1,000,000,000 authorized; 243,503 issued and outstanding at December 31, 2023; 0 issued and outstanding at December 31, 2022	—	—
Series A Convertible Preferred Stock, par value $0.0001; 5,000 shares authorized; 1,000 issued and outstanding at December 31, 2023; 0 issued and outstanding at December 31, 2022	—	—
Additional paid-in capital	266,302	210,412
Accumulated deficit	(259,638)	(219,460)
Total stockholders’ equity (deficit)	6,664	(9,048)
Total liabilities and stockholders’ equity (deficit)	$13,259	$7,038

The accompanying notes are an integral part of these consolidated financial statements.

NXU, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per-share data)

	Years Ended December 31,
	2023	2022
Revenue	$496	$—

Cost of revenue	1,015	—
Depreciation	14	—
Total cost of revenue	1,029	—
Gross loss	(533)	—

Operating expenses:
Stock-based compensation	19,710	42,346
Research and development	11,310	10,375
General and administrative	15,529	11,626
Advertising	319	5,297

Total operating expenses	46,868	69,644

Operating loss	(47,401)	(69,644)

Other income (expense):
Interest expense	(73)	(7)
Paycheck protection program forgiveness	—	397
Gain/(loss) on sale or disposal of property and equipment	18	(152)
Warrant expense	(1,020)	—
Gain/(loss) on convertible debt and warrant liability	8,265	(2,285)
Other income	33	166

Total other income (expense), net	7,223	(1,881)

Net loss	$(40,178)	$(71,525)

Loss per share, basic and diluted	$(72.16)	$(1,347.65)

Weighted average number of common shares outstanding used in computing loss per share:	556,826	53,074

The accompanying notes are an integral part of these consolidated financial statements.

NXU, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(in thousands, except share data)

	Common Stock						Series A Convertible Preferred Stock		Additional Paid-in Capital	Accumulated (Deficit)	Total
	Class A		Class C		Class B
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2021	45,698	$—	34	$—	171,503	$—	—	$—	$151,737	$(147,935)	$3,802
Class A common stock issued for cash	16,504	—	—	—	—	—	—	—	15,302	—	15,302
Class B common stock issued	—	—	—	—	36,000	—	—	—	—	—	—
Stock-based compensation	1,133	—	—	—	—	—	—	—	42,452	—	42,452
Shares issued for services and rent guarantees	1,010	—	34	—	—	—	—	—	89	—	89
Exchange of Class C to Class A common stock	500	—	(68)	—	—	—	—	—	572	—	572
Exercise of stock options	248	—	—	—	—	—	—	—	260	—	260
Net loss	—	—	—	—	—	—	—	—	—	(71,525)	(71,525)
Balance at December 31, 2022	65,093	$—	—	$—	207,503	$—	—	$—	$210,412	$(219,460)	$(9,048)

Class A common stock issued for cash	730,425	—	—	—	—	—	—	—	8,784	—	8,784
Class A common stock issued for cash under ATM	981,283	—	—	—	—	—	—	—	3,277	—	3,277
Shares adjustment after reverse stock split	10,002	—	—	—	—	—	—	—	—	—	—
Class B common stock issued	—	—	—	—	36,000	—	—	—	—	—	—
Issuance of Series A Convertible Preferred Stock	—	—	—	—	—	—	1,000	—	3,000	—	3,000
Stock-based compensation	—	—	—	—	—	—	—	—	18,844	—	18,844
Common stock issued under stock compensation plans	136,494	—	—	—	—	—	—	—	—	—	—
Shares issued for services	973	—	—	—	—	—	—	—	106	—	106
Forfeitures of restricted stock and restricted stock surrendered in lieu of withholding taxes	(1,081)	—	—	—	—	—	—	—	(32)	—	(32)
Exercise of warrants	53,513	—	—	—	—	—	—	—	3,519	—	3,519
Warrant modification from liability to equity	—	—	—	—	—	—	—	—	222	—	222
Exercise of stock options	520	—	—	—	—	—	—	—	547	—	547
Conversion of long term debt to equity	359,399	—	—	—	—	—	—	—	17,623	—	17,623
Stock-based commitment fee	226,667	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	(40,178)	(40,178)
Balance at December 31, 2023	2,563,288	$—	—	$—	243,503	$—	1,000	$—	$266,302	$(259,638)	$6,664

The accompanying notes are an integral part of these consolidated financial statements.

NXU, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,
	2023	2022
Cash flows from operating activities:
Net loss	$(40,178)	$(71,525)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	689	348
Employee stock-based compensation	19,710	42,346
Non-employee stock-based compensation	106	768
Non-cash warrant expense	1,020	—
Paycheck Protection Loan Program	—	(397)
Net change in operating lease assets and liabilities	(59)	(22)
Loss on write-off of inventory	896	—
(Gain)/loss on the sale or disposal of property and equipment	(18)	152
(Gain)/loss on fair value of convertible debt and warrant liability	(8,265)	2,285
Changes in assets and liabilities:
Prepaid expenses and other current assets	(130)	(578)
Note receivable from related party	(250)	—
Inventory	(784)	(98)
Other assets	(650)	64
Accounts payable and accrued liabilities	212	2,731
Other current liabilities	(523)	476
Other long-term liabilities	233	—
Net cash used in operating activities	(27,991)	(23,450)

Cash flows from investing activities:
Purchases of property and equipment	(2,217)	(1,787)
Capitalized patent costs	(12)	—
Proceeds from the sale of property and equipment	559	230
Net cash used in investing activities	(1,670)	(1,557)

Cash flows from financing activities:
Proceeds from public offering, net of equity offering costs	21,209	15,302
Proceeds from ATM, net of offering costs	3,277	—
Proceeds from the issuance of convertible debt	7,330	9,000
Payments on convertible debt	(2,367)	—
Payments on financing lease liability	(158)	—
Proceeds from the exercise of stock options	547	260
Tax withholdings related to restricted stock units and awards	(32)	—
Net cash provided by financing activities	29,806	24,562
Net decrease in cash	145	(445)
Cash, beginning of period	2,701	3,146
Cash, end of period	$2,846	$2,701

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$1	$—
Cash paid for interest	$6	$7

Supplemental disclosure of non-cash investing and financing activities:
Debt converted to equity	$18,063	$—
Issuance of Series A Convertible Preferred stock for investment in Lynx	$3,000	$—
Operating lease right-of-use asset obtained in exchange for operating lease liability	$1,263	$—
Capital expenditures included in accounts payable and other accrued liabilities	$204	$232
Stock-based compensation expense capitalized to property and equipment	$490	$—
Incremental expense on Class C to Class A stock exchange	$—	$572

The accompanying notes are an integral part of these consolidated financial statements.

NXU, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.      Organization and Basis of Presentation

Reorganization, Merger and Incorporation of Nxu, Inc.

On May 12, 2023, Atlis Motor Vehicles Inc. (“Atlis”) completed its previously announced reorganization merger pursuant to the Agreement and Plan of Merger, dated as of April 16, 2023 (the “Reorganization Agreement”), by and among Atlis, Nxu, Inc., a Delaware Corporation (the “Company” or “Nxu”), and Atlis Merger Sub, Inc., a Delaware corporation and, as of immediately prior to the consummation of such merger, a wholly-owned subsidiary of Nxu (“Merger Sub”). The Reorganization Agreement provided for the merger of Atlis and Merger Sub, with Atlis surviving the merger as a wholly-owned subsidiary of Nxu (the “Reorganization Merger”). The Reorganization Agreement was approved and adopted by Atlis’s stockholders at Atlis’s Special Meeting of Stockholders, which was held on May 9, 2023. After the Reorganization Merger, Atlis was reclassified from a corporation to a limited liability company and renamed Nxu Technologies, LLC. Nxu Technologies, LLC is a wholly owned operating company and the sole subsidiary of Nxu, Inc. References to “Nxu” or the “Company” shall collectively mean Nxu, Inc and its wholly owned subsidiary, Nxu Technologies, LLC.

The directors and executive officers of Nxu immediately following the completion of the Reorganization Merger are the same individuals who were directors and executive officers, respectively, of Atlis as of immediately prior to the Reorganization Merger.

Upon completion of the Reorganization Merger, Nxu Class A Common Stock was deemed to be registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12g-3(a) promulgated thereunder and for purposes of Rule 12g-3(a), Nxu is the successor issuer to Atlis. Future filings by Nxu with the Securities and Exchange Commission (the “SEC”) will be filed by Nxu under Atlis’s existing CIK number: 0001722969.

Transactions that occurred in connection with the Reorganization Merger are considered transactions between entities under common control, and thus the financial statements for periods prior to the Reorganization Merger have been adjusted to combine the previously separate entities for presentation purpose. See more information regarding shares of common stock authorized, issued and outstanding in connection with the Reorganization Merger in Note 12 — Stock-Based Compensation and Common Stock.

Organization

Nxu is a US-based technology company building megawatt (“MW”) charging stations and developing innovative battery cells and battery packs for use in advanced energy storage systems, and mobility products. The Company believes that widespread adoption of EVs by the commercial and industrial markets requires high performing battery and pack solutions that can effectively compete with legacy diesel-based products. Nxu designs, engineers, and plans to build proprietary 1 megawatt plus charging stations, lithium-ion (“Li-ion”) battery cells and packs, energy storage solutions and a suite of software and services designed to allow an easy transition from diesel to electric for our target segment.

Basis of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation

The Company’s financial statements are prepared in conformity with U.S. generally accepted accounting principles (GAAP), which requires us to make estimates based on assumptions about current, and for some estimates, future economic and market conditions which affect reported amounts and related disclosures in our financial statements. Although our estimates contemplate current and expected future conditions, it is reasonably possible that actual conditions could differ from our expectations, which could materially affect our results of operations, our financial position and cash flows.

NXU, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.      Organization and Basis of Presentation (cont.)

References to amounts in the consolidated financial statement sections are in thousands, except share and per share data, unless otherwise specified.

Reverse Stock Split

On December 26, 2023, the Company effected a 1-for-150 reverse stock split of the shares of common stock of the Company. All historical share and per share amounts reflected throughout the financial statements have been retroactively adjusted to give effect to the reverse stock split. See Note 12 — Stock-Based Compensation and Common Stock for further discussion.

Correction of Immaterial Misclassification and Error

Management identified an immaterial classification error related to research and development costs previously reported as general and administrative expense in the December 31, 2022 consolidated financial statements. The correction resulted in an increase to research and development costs of $0.8 million for the year ended December 31, 2022 with a corresponding decrease to general and administrative expenses. The reclassification of costs allows for a more accurate presentation of research and development costs and had no impact on total operating expenses, net loss, total assets, total liabilities or shareholders’ deficit.

Management identified an immaterial error in its previously reported stock-based compensation expense in the December 31, 2022 consolidated financial statements. Correction of the error resulted in an increase to stock-based compensation expense of $0.8 million as of December 31, 2022. The restatement had no effect on stockholders’ deficit as of December 31, 2022 and had no other effect to the Company’s consolidated financial statements.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

During the year ended December 31, 2023, the Company incurred a net loss of $40.2 million and had net cash flows used in operating activities of $28.0 million. On December 31, 2023, the Company had $2.8 million in cash and an accumulated deficit of $259.6 million.

The Company cannot provide any assurance that unforeseen circumstances that could occur at any time within the next twelve months or thereafter will not increase the need for the Company to raise additional capital on an immediate basis. Additionally, Company cannot provide any assurance that access to capital will be readily available when needed.

These matters, among others, raise substantial doubt about the Company’s ability to continue as a going concern for a period of one year after the date these financial statements are issued. Company management is addressing this risk by pursuing all available options for funding including accessing the public markets through public listing. As further discussed in Note 13 — Convertible Debt and Warrant Liability, in January 2023, the Company received the second tranche of funding related to its convertible debt agreement entered into on November 4, 2022 for net proceeds of $9.0 million. Additionally, as discussed in Note 12 — Stock-Based Compensation and Common Stock, throughout 2023, the Company consummated public offerings totaling 0.7 million units of Company stock for net proceeds of approximately $19.1 million. Further, as discussed in Note 12 — Stock-Based Compensation and Common Stock, in November 2023, the Company launched an at-the-market equity offering (“ATM”), which resulted in net proceeds of approximately $3.3 million as of December 31, 2023. The Company plans to continue considering all avenues available to it in order to obtain the necessary capital to be able to continue as a going concern and to execute on its business objectives including but not limited to debt financing, private placements, and equity lines of credit. The Company’s success is dependent upon achieving its strategic and financial objectives, including continuing to acquire capital through public markets.

NXU, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      Recent Accounting Pronouncements and Summary of Significant Accounting Policies

Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Due to uncertainties, actual results could differ from the estimates and assumptions used in preparation of the consolidated financial statements.

Segment Reporting

The Company evaluated segment reporting in accordance with Accounting Standards Codification (“ASC”) 280 — Segment Reporting (“ASC 280”) and concluded that Nxu is comprised of one operating segment. The Company reports segment information based on the operating results regularly reviewed by the chief operating decision maker to make decisions about resource allocation and the performance of the business.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, money market funds, and credit and debit card transactions. The cash balance at financial institutions may exceed the FDIC insurance coverage limit. The Company considers all investments with an original maturity of three months or less and money market funds to be cash equivalents.

Inventory

Inventory is stated at the lower of cost or net realizable value (“LCNRV”) and generally consists of raw materials and work in progress. The Company calculates inventory value on the first-in, first-out (“FIFO”) basis. NRV is the estimated selling price of inventory in the ordinary course of business, less estimated costs of completion, disposal, and transportation. The Company assesses the valuation of inventory and periodically adjusts its value for estimated excess and obsolete inventory based upon expectations of future demand and market conditions, as well as damaged or otherwise impaired goods.

The Company had $0.1 million in raw materials inventory related to a customer contract for battery systems and components as of December 31, 2022. During the first half of the year ended December 31, 2023, the Company continued development on its battery inventory for sale, but later determined it would no longer be able to complete the remaining work in process. As a result, the net realizable value of the inventory was $0, and the Company wrote-off approximately $0.9 million of inventory to cost of goods sold in the consolidated statements of operations during the year ended December 31, 2023.

Deferred Costs

Deferred costs are presented within prepaid expenses and other current assets in the Company’s consolidated balance sheets and represent legal, accounting, and other direct costs related to the Company’s efforts to raise capital through its ATM sales of common stock. Deferred costs are reclassified to additional paid-in-capital upon each sale as a reduction of proceeds on a pro rata basis over the total applicable availability under the ATM.

Property, Equipment, and Software

Property and equipment consists of charging station equipment, leasehold improvements, other tools and equipment, and vehicles, and is stated at cost, less accumulated depreciation and amortization.

The Company capitalizes direct costs of materials and services consumed in developing internal-use software in accordance with ASC 350-40. The Company also capitalizes payroll and payroll-related costs for employees who are directly associated with and who devote time to the development of software products for internal use, to the extent of the time spent directly on the project. Capitalization of costs begins during the application development stage

NXU, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      Recent Accounting Pronouncements and Summary of Significant Accounting Policies (cont.)

and ends when the software is available for general use. Capitalized costs for internal-use software are amortized on a straight-line basis over the useful lives once the software is ready for intended use and is included in general and administrative expenses in the accompanying unaudited condensed consolidated statements of operations. Costs incurred during the preliminary project and post-implementation stages are charged to expense as incurred.

Depreciation begins when the asset is placed in service and is computed using the straight-line method over the lesser of the remaining lease term or the following estimated useful lives:
Charging station equipment	5 years
Leasehold improvements	5 years
Tools and plant equipment	5 years
Office equipment	5 years
Vehicles	5 years
Software	3 years

Maintenance and repairs are charged to expense as incurred. Significant renewals and betterments are capitalized according to their estimated useful lives or over the lease term for leasehold improvements.

In accordance with ASC 360-10, the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such facts and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. Depending on the asset, estimated fair market value may be determined either by use of the discounted cash flow model or by reference to estimated selling values of assets in similar condition. There were no impairment charges for the years ended December 31, 2023 or 2022.

Intangible Assets

The Company has issued patents for its developed technology. The Company amortizes its patents using the straight-line method over the estimated useful life of each patent of 10 years. The Company recorded nominal amounts of amortization expense on its patents during the years ended December 31, 2023 and 2022.

Investment in Lynx

Investment in Lynx represents the equity interest in the Company’s strategic partnership with Lynx Motor Corporation (“Lynx”). The Company accounts for its investment that represents less than 20% ownership, and for which the Company does not have the ability to exercise influence, using ASC 321 — Investments — Equity Securities (“ASC 321”). Lynx is a private company and therefore the fair value of the equity interest is not readily determinable. Therefore, the Company remeasures its investment at cost minus impairment, if any. See Note 12 — Stock-Based Compensation and Common Stock for further discussion of the Company’s investment in Lynx Motor Corporation.

Leases

The Company adopted ASC 842, Leases (“ASC 842”), on January 1, 2022. The Company chose to elect certain relief options offered in ASC 842 including the package of practical expedients, the option to account for separate lease and non-lease components as a single unit, and the option to exclude right-of-use assets and lease liabilities that arise from short term leases (i.e., leases with terms of twelve months or less). Under ASC 842, the Company determines if an arrangement is a lease at inception. Right-of-use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date of the lease based on the present value of lease payments over the lease term. The Company’s lease evaluation may include options to terminate the

NXU, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      Recent Accounting Pronouncements and Summary of Significant Accounting Policies (cont.)

lease when it is reasonably certain that the Company will exercise such options. When readily determinable, the Company uses the implicit rate in determining the present value of lease payments. The ROU asset also includes any lease payments made and excludes lease incentives. Lease expense for amortization of the ROU asset is recognized on a straight-line basis over the lease term. The Company’s lease agreements do not contain any material residual value guarantees, material restrictions, or covenants.

Contract Liability

The Company defers the recognition of revenue when cash payments are received or due in advance of satisfying its performance obligations, including amounts which are refundable. The Company had a contract liability of $0 and $0.5 million as of December 31, 2023 and 2022, respectively. Contract liabilities are presented within other current liabilities in the Company’s consolidated balance sheets.

Convertibles Notes and Warrant Liabilities

The Company accounts for its Convertible Notes under ASC 815, Derivatives and Hedging (“ASC 815”), and as such has elected to account for these instruments under the fair value option under ASC 825. Using the fair value option, the Convertible Notes are required to be recorded at initial fair value on the date of issuance and each balance sheet date thereafter. Changes in the estimated fair value of the notes are recognized as non-cash changes in the fair value of the Convertible Notes in other income (expense), net in the Company’s consolidated statements of operations. As a result of applying the fair value option, direct costs and fees related to the Convertible Notes are expensed as incurred and are not deferred. The Company calculates fair value using an appropriate method, which in the case of the currently outstanding Convertible Notes, is the Monte Carlo simulation model.

The Common Stock Warrants are accounted for as liabilities pursuant to ASC 815-40 and are measured at fair value as of each reporting period. Changes in the fair value of the Common Stock Warrants are recorded in other income (expense), net in the consolidated statements of operations each period. The Common Stock Warrants are valued using a Monte Carlo simulation model, except for Series B Warrants, which are valued using the Black Scholes simulation model. Changes in fair value of the liability resulting from the cumulative changes in instrument-specific credit risk are presented in accumulated other comprehensive income. As of December 31, 2023, there were no changes in the liability related to credit risk.

The Convertible Notes and the Common Stock Warrants are considered to be a Level 3 fair value measurements. Inherent in the pricing models used to value these instruments are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.

Revenue Recognition

The company accounts for revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”) following the five-step model: 1) identification of the contract, 2) identification of performance obligations, 3) determination of transaction price, 4) allocation of transaction price, and 5) recognition of revenue. The Company’s sources of revenue are primarily from retail charging services and battery systems and components sales.

Retail Charging Services

The Company provides electricity for its customers through the use of its megawatt charging station equipment. The transaction price of the charging services is set forth in the customer contracts. The Company satisfies its performance obligation at the point in time in which electricity is delivered to the customer’s vehicle, of over the course of a

NXU, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      Recent Accounting Pronouncements and Summary of Significant Accounting Policies (cont.)

month in the case of its subscription model. Revenue is recognized as the agreed upon purchase price, calculated as a dollar amount per kilowatt hour provided for point-in-time transactions, and a set monthly price for the subscription transactions.

Battery Systems and Components

The Company was contracted to provide certain battery systems and components to a customer. The transaction price of the contract was set forth in the customer contract and was allocated to the separate discrete performance obligations of the contract. The company satisfied certain performance obligations at the point in time in which it delivered components to the customer and the risks and rewards of the components passed to the customer.

Cost of Revenue

Cost of retail charging services revenue includes the energy usage fees, maintenance and repair expenses on charging equipment, and depreciation and amortization associated with the charging station equipment.

Cost of battery systems and components sales include costs to acquire the components for sale to the customer and adjustments to reflect inventory at the lower of cost or net realizable value.

Research and Development Expenses

Research and development costs are primarily related to development of our charging units and battery systems and components. Research and development costs are charged to operations when incurred and are included in operating expenses on the consolidated statements of operations. In the years ended December 31, 2023 and 2022, the Company recorded $11.3 million and $10.4 million, respectively, in research and development expenses, of which $6.2 million and $6.8 million, respectively, was related to employee compensation and $5.1 million and $3.6 million, respectively, was related to materials and equipment purchases.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Topic 718, Compensation-Stock Compensation (“ASC 718”). The Company classifies stock-based awards granted in exchange for services as either equity awards or liability awards. The classification of an award as either an equity award or a liability award is generally based upon cash settlement options. Equity awards are measured based on the fair value of the award at the grant date. Liability awards are granted at a fixed dollar amount settled in a variable number of shares and are measured at fair value at the grant date and remeasured at the end of each reporting period until fully vested. As such, the fair value of awards classified as liabilities at each reporting date approximates the fixed dollar amount at inception.

The Company generally recognizes stock-based compensation on a straight-line basis over the award’s requisite service period, which is generally the vesting period of the award, less actual forfeitures. No compensation expense is recognized for awards for which participants do not render the requisite services. For equity and liability awards earned based on performance or upon occurrence of a contingent event, when and if the awards will be earned is estimated. If an award is not considered probable of being earned, no amount of stock-based compensation is recognized. If the award is deemed probable of being earned, related compensation expense is recorded over the estimated service period. To the extent the estimate of awards considered probable of being earned changes, the amount of stock-based compensation recognized will also change. See Note 12 — Stock-Based Compensation and Common Stock for additional information.

Stock Issued for Services

The Company periodically grants common stock awards to non-employees in exchange for services. The fair value of the stock-based compensation awards granted is based on the fair value of the award on the grant date. Stock-based payments are recorded on the consolidated statements of operations in the same manner and to the same financial statement line item as it would have been had such settlement been made in cash.

NXU, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      Recent Accounting Pronouncements and Summary of Significant Accounting Policies (cont.)

Advertising

The Company advertises its business utilizing media networks, including, but not limited to online and social media presence to build awareness for the product and brand. Advertising costs for the years ended December 31, 2023 and 2022 were $0.3 million and $5.3 million, respectively.

Income Taxes

Income taxes are accounted for in accordance with the provisions of ASC 740. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, but no less than quarterly, to reduce deferred tax assets to the amounts expected to be realized.

Fair Value of Financial Instruments.

Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 820 “Fair Value Measurements and Disclosures” (“ASC 820”) defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value. ASC 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:
Level 1 —

Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of risk.

Level 2 —

Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets and liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 —	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of the Company’s certain assets and liabilities, which qualify as financial instruments under ASC 820, approximates the carrying amounts represented in the balance sheets as of December 31, 2023, and 2022. The fair values of cash and cash equivalents, prepaid assets, accounts payable and accrued expenses are estimated to approximate the carrying values as of December 31, 2023, and 2022, due to the short maturities of such instruments.

There were no transfers between Levels 1, 2 or 3 during the years ended December 31, 2023 or 2022.

NXU, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.      Recent Accounting Pronouncements and Summary of Significant Accounting Policies (cont.)

Adoption of Recent Accounting Pronouncements

The Company has reviewed all recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a material impact on its consolidated financial statements.

3.      Revenue

Prior to the year ended December 31, 2023, the Company was in a pre-revenue development stage. During the year ended December 31, 2023, the Company recognized the following in disaggregated revenue (in thousands):

Battery systems and components sales	$494
Retail charging services	2
Total revenue	$496

During the year ended December 31, 2023, the Company recognized revenue for the delivery of battery systems and components, resulting in approximately $0.5 million in revenue. The Company had previously recorded a contract liability in connection with the revenue not yet recognized for the performance obligations under the contract. As of December 31, 2023 and December 31, 2022, the Company had a remaining contract liability under the contract of $0 million and $0.5 million, respectively, which is presented within other current liabilities in the consolidated balance sheets. The Company does not have any other contracts with customers for delivery of battery systems and components.

The Company also launched the NxuOne™, its first megawatt charging station, to deliver electricity to customer electric vehicles during the year ended December 31, 2023, and recognized a nominal amount of revenue.

4.      Property and Equipment

Property and equipment consist of the following (in thousands):

	As of December 31,
	2023	2022
Charging station equipment	$649	$—
Leasehold improvements	151	261
Tools and plant equipment	2,715	2,354
Office equipment	318	114
Software	860	—
Vehicles	70	70
Total property and equipment excluding construction in progress	4,763	2,799
Less: accumulated depreciation and amortization	(898)	(358)
Property and equipment excluding construction in progress, net	3,865	2,441
Charging station equipment construction in progress	—	—
Property and equipment, net	$3,865	$2,441

Depreciation expense for the years ended December 31, 2023 and 2022 was $0.6 million and $0.3 million, respectively, of which a nominal amount was capitalized to cost of revenue during the year ended December 31, 2023. No depreciation was capitalized to cost of revenue during the year ended December 31, 2022.

The Company capitalized internal use software costs of approximately $0.9 million during the year ended December 31, 2023, which is included in software in the table above and is primarily related to payroll and payroll-related costs for employees who are directly devoted time to the development of software products for internal use. No internal use software costs were capitalized during the year ended December 31, 2022.

NXU, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.      Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	As of December 31,
	2023	2022
Tax credit receivable	$372	$—
Prepaid insurance	302	765
Prepaid rent	98	3
Deferred offering costs	102	—
Other prepaid expenses	125	100
Total prepaid expenses and other current assets	$999	$868

6.      Other Assets

Other assets consist of the following (in thousands):

	As of December 31,
	2023	2022
Security deposits	$772	$101
Vendor deposits	—	21
Total prepaid expenses and other current assets	$772	$122

7.      Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following (in thousands):

	As of December 31,
	2023	2022
Accounts payable	$2,501	$1,523
Accrued compensation and benefits	153	234
Other accrued liabilities	717	1,462
Total accounts payable and accrued liabilities	$3,371	$3,219

8.      Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company recorded a valuation allowance due to the uncertainty of future realization of federal and state net operating loss carryforwards.

Deferred income tax assets are comprised of the following (in thousands):

	As of December 31,
	2023	2022
Deferred income tax assets:	$60,537	$51,919
Valuation allowance	(60,537)	(51,919)
Net total	$—	$—

As of December 31, 2023, total net operating loss carryforwards total approximately $54.3 million. The Company’s net operating loss carryforwards consist of approximately $16.5 million related to years prior to 2022, which will carryforward through 2037, and approximately $19.9 million and $17.8 million for fiscal years 2022 and 2023, respectively, which will carry forward indefinitely.

In December 2017, the U.S. Tax Cuts and Jobs Act of 2017 (“Tax Act”) was enacted into law which significantly revises the Internal Revenue Code of 1986, as amended. The newly enacted federal income tax law, among other things, contains significant changes to corporate taxation, including a flat corporate tax rate of 21%, limitation of the

NXU, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.      Income Taxes (cont.)

tax deduction for interest expense to 30% of adjusted taxable income, limitation of the deduction for newly generated net operating losses to 80% of current year taxable income and elimination of net operating loss (“NOL”) carrybacks, future taxation of certain classes of offshore earnings regardless of whether they are repatriated, immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits beginning in 2018.

The Company generated an income tax benefit of $10.0 million for the year ended December 31, 2023. The Company has increased its valuation allowance accordingly as the Company’s ability to generate sufficient taxable income to utilize its net operating loss carry forwards is uncertain. The Company’s deferred tax balances primarily consist of its operating loss carryforwards and stock-based compensation.

The reconciliation between the statutory rate and the effective tax rate is as follows:

	As of December 31,
	2023	2022
Effective Tax Rate Reconciliation:
Federal statutory tax rate	21%	21%
State taxes, net of federal benefit	—%	—%
Change in valuation allowance	(21)%	(21)%
Effective Tax Rate	—%	—%

The Company recognizes interest and penalties related to uncertain tax positions in general and administrative expense. At December 31, 2023 and 2022 the Company did not have any unrecognized uncertain tax positions or any associated interest and penalties.

The Company’s federal income tax returns for tax years ended December 31, 2019 and beyond remain subject to examination by the Internal Revenue Service. The returns for Arizona, the Company’s most significant state tax jurisdiction, remain subject to examination by the Arizona Department of Revenue for tax years ended December 31, 2017 and beyond.

9.      Net Loss per Share

Net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period, excluding shares of Class B common stock as these shares do not participate in the earnings of the Company. For the years ended December 31, 2023 and 2022, respectively, the Company’s basic and diluted net loss per share were the same because the Company generated a net loss for each period and potentially dilutive securities are excluded from diluted net loss per share as a result of their anti-dilutive impact.

The following table presents the calculation of basic and diluted net loss per share during the years ended December 31, 2023 and 2022 (dollars in thousands, except per share data):

	Years Ended December 31,
	2023	2022
Numerator:
Net loss	$(40,178)	$(71,525)

Denominator:
Weighted-average shares of Class A common stock outstanding	556,826	53,074
Net loss per share, basic and diluted	$(72.16)	$(1,347.65)

The Company had outstanding stock options and RSUs during the year ended December 31, 2023, as further discussed in Note 12 — Stock-Based Compensation and Common Stock. None of the options outstanding were potentially dilutive as the exercise prices were not in-the-money throughout the year. Weighted-average restricted stock units of

NXU, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.      Net Loss per Share (cont.)

approximately 0.5 million were evaluated under the treasury stock method for potentially dilutive effects. Further, as discussed in Note 15 — Subsequent Event, on February 23, 2024, the Company authorized the RSU Exchange Program (as defined below), to provide for the cancellation and exchange of the Company’s unvested RSUs. Therefore, unvested RSUs were determined to be anti-dilutive.

Weighted-average warrants of approximately 0.1 million for the year ended December 31, 2023 were evaluated for potentially dilutive effects and they were determined to be anti-dilutive.

Weighted-average as-converted convertible notes of approximately 0.2 million were evaluated under the if-converted method for potentially dilutive effects and were determined to be anti-dilutive.

On February 6, 2024, Lynx converted its Series A Convertible Preferred Stock into 1.0 million shares of Class A common stock.

For the year ended December 31, 2022, approximately 0.3 million options and RSUs, approximately 0.1 million shares related to convertible notes, and a nominal amount of warrants were evaluated for potentially dilutive effects and were determined to be anti-dilutive.

10.    Leases

As of December 31, 2023, the Company’s operating leases consist of an office space in Tempe, Arizona and warehouse space in Mesa, Arizona, which had initial terms of two years and five years, respectively. Both terms expire in 2025. The leases had a weighted average remaining lease term of 1.7 years and 2.5 years, and a weighted average discount rate of 8.69% and 3.25%, as of December 31, 2023 and 2022, respectively.

The Company also had a finance lease for equipment to be used in research and development. The lease had a term of 18 months at 7% interest payable in monthly installments of $14 thousand. As of December 31, 2023, the finance lease has terminated.

The following table provides information about the financial statement classification of our lease expenses reported within the consolidated statements of operations during the years ended December 31, 2023 and 2022 (in thousands):

		December 31,
		2023	2022
Lease Expense Category:	Classification

Operating Lease Expense	General and administrative expenses	$654	$335
Finance lease expense:
Amortization of leased assets	General and administrative expenses	66	23
Interest on lease liabilities	Interest expense	6	7
Total lease expense		$726	$365

The Company’s aggregate lease maturities as of December 31, 2023, are as follows (in thousands):

Year	Operating Leases	Finance Lease
2024	$968	$40
2025	716	—
Total minimum lease payments	1,684	40
Less imputed interest	(132)	—
Total operating lease liabilities	$1,552	$40

NXU, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.    Commitments and Contingencies

Registration Rights

The holders of the convertible notes that were issued will have registration rights to require the Company to register the sale of their debt securities held by them pursuant to a registration rights agreement to be signed in conjunction with the convertible notes.

Concurrently with the closing of the share exchange with Lynx, the Company also entered into a registration rights agreement (the “Registration Rights Agreement”) with Lynx, pursuant to which the Company agreed to file a registration statement (a “Registration Statement”) with the SEC registering the resale of the Class A Common Stock issuable upon conversion of the Series A Preferred Stock within forty-five (45) days after the closing of the share exchange, and to cause any such Registration Statement to become effective as promptly as practicable after filing.

Contract Losses

In December 2021, the Company entered into an agreement (“Agreement”) with QAD, Inc. (“QAD”), a cloud-based enterprise resource software provider. Under the Agreement, QAD would facilitate implementation services and access to the cloud-based software platform for a non-cancellable, 5-year term. Subsequent to executing the Agreement, the Company determined that the software did not fit the Company’s needs and the Company and QAD (collectively, the “Parties”) were unable to successfully implement the software platform. The Parties attempted to mutually terminate the Agreement but were unsuccessful, and in May 2023, the dispute moved to arbitration to determine whether the Company owed QAD a payment for cancellation of the contract. In October 2023, the Parties agreed to a settlement whereby the Company agreed to pay a termination fee of $0.7 million to QAD over a 21-month period, upon which the Company will be released from the contract. As of December 31, 2023, the Company’s remaining portion accrued for the fee due within the next twelve months is $0.4 million and is included in accounts payable and accrued liabilities, and the remaining portion is included in other long-term liabilities in the Company’s consolidated balance sheets.

The Company is not currently subject to any other material legal proceedings, nor, to the Company’s knowledge, are any material legal proceedings threatened against the Company. From time to time, the Company may be a party to certain legal or regulatory proceedings in the ordinary course of business. While the outcome of any such future legal or regulatory proceedings cannot be predicted with certainty, management does not expect that any such future proceedings will have a material effect on the Company’s financial condition or results of operations.

12.    Stock-Based Compensation and Common Stock

Stock-Based Compensation

A summary of stock-based compensation recognized during the years ended December 31, 2023 and 2022 is as follows (in thousands):

	For the Years Ended December 31,
	2023	2022
Restricted stock units (classified as liabilities)	$4,667	$—
Restricted stock units (classified as equity)	1,538	550
Stock options	13,995	41,796
Total stock-based compensation	20,200	42,346
Stock-based compensation capitalized to property and equipment	(490)	—
Stock-based compensation, net of capitalized amount	$19,710	$42,346

NXU, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.    Stock-Based Compensation and Common Stock (cont.)

During the years ended December 31, 2023 and 2022, the Company capitalized $0.5 million and $0, respectively, of stock-based compensation to property and equipment related to software development and charging station units. All other stock-based compensation is included in the accompanying consolidated statements of operations.

During preparation of the Company’s consolidated financial statements for the year ended December 31, 2023, management identified an error in its previously reported stock-based compensation expense for the year ended December 31, 2022. The error resulted from the inadvertent omission of expense related to stock options granted to employees of the Company throughout 2022, the majority of which vested immediately. None of the omitted grants have been exercised. Stock-based compensation expense has been restated from amounts previously reported to include additional expense from the vesting of stock options of approximately $0.8 million for the year ended December 31, 2022. The restatement had no effect on stockholders’ deficit as of December 31, 2022 and had no other effect to the Company’s consolidated financial statements.

As of December 31, 2023, unrecognized stock-based compensation related to outstanding awards and the related weighted-average period over which it is expected to be recognized subsequent to December 31, 2023 is presented in the table below. Total unrecognized stock-based compensation will be adjusted for actual forfeitures.

	Unrecognized Stock-based Compensation Related to Outstanding Awards (in thousands)	Remaining Weighted Average Amortization Period (in years)
Stock options	$4,031	0.9
Restricted stock units classified as equity awards	197	1.7
Restricted stock units classified as liability awards	8,259	1.3
Total unrecognized stock-based compensation	$12,487

Stock Options

The Company granted stock options during the year ended December 31, 2022. The Company uses the Black-Scholes option-pricing method for valuing stock option awards. Calculating the fair value of stock option awards requires the input of subjective assumptions. The fair value of stock options at the grant date was determined using the following assumptions for the years ended December 31, 2022:

December 31, 2022
Expected average life (years)	7.0
Expected volatility	75.33%
Risk-free interest rate	1.65%
Expected dividend yield	—%

NXU, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.    Stock-Based Compensation and Common Stock (cont.)

The Company did not grant options during the year ended December 31, 2023.

A summary of the Company’s outstanding stock options as of December 31, 2023 and 2022 and changes during the year is presented below:

	Shares	Weighted Average Exercise Price	Weighted Average Contractual Term (in Years)
Outstanding, December 31, 2021	304,443	$1,050.00	7.0
Granted	6,868	$1,158.23	6.8
Exercised	(248)
Forfeited	(6,028)	$1,050.00	7.0
Unissued shares converted to options	523
Outstanding, December 31, 2022	305,558	$1,050.00	7.0
Granted	—
Exercised	(520)		7.0
Forfeited	(4,941)	$1,134.02	7.0
Outstanding, December 31, 2023	300,097	$1,054.35	7.0
Exercisable, December 31, 2023	263,570	$1,054.97	7.0

In 2022, the Company agreed with a third party who provided a rent guarantee to the Company’s landlord on the Company’s building in Mesa, Arizona to exchange 500 shares of Class A common stock for 66 shares of Class C common stock. The Company recorded general and administrative expenses of $0.6 million on the Company’s consolidated statements of operations for the year ended December 31, 2022, resulting from consideration provided for the loss of prerequisites afforded to the Class C shareholder.

Restricted Stock Units

Employees, non-employee directors and consultants of the Company participate in the 2023 Omnibus Incentive Plan (the “Plan”) and are granted Nxu stock-based awards, which include restricted stock units (“RSUs”).

For the years ended December 31, 2023 and 2022, the Company granted RSUs classified as equity awards, which generally vest over a three year period. RSUs granted and classified as equity awards are measured at fair value based on the closing price of the company’s common stock on the grant date. Compensation cost for these RSUs is recognized on a straight-line basis over the requisite service period, which is the vesting period. In accordance with ASC 718-10-35-8, the amount of compensation cost recognized will at least equal the portion of the grant-date value of the award that is vested at that date.

During the year ended December 31, 2023, the Company granted RSUs that vest over various periods, ranging from immediate to increments over a period of three years. The Company generally accounts for these RSUs as liability-classified awards; the awards are granted at a fixed dollar amount settled in a variable number of shares, and as such, the fair value approximates the fixed dollar amount at inception. As a result, the RSUs will be measured at fair value at the grant date and remeasured at the end of each reporting period until fully vested.

On October 31, 2023, the Company’s Board of Directors approved an amendment to certain existing Executive grant agreements to delay the vesting of service-based liability-classified Executive RSU awards that would have vested between October and December 2023 to vest on January 31, 2024. As of the date of the amendment, the Company determined there was no incremental value of the awards in connection with the amendment. Additionally, as all Executives affected by the amendment were still employees as of December 31, 2023, the Company determined it was probable they would meet the service requirements and their awards would vest within the initial vesting period of the

NXU, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.    Stock-Based Compensation and Common Stock (cont.)

awards. Therefore, the Company recognized stock-based compensation expense at the fair value of the awards through the initial vesting dates. The amended awards will remain classified in liabilities in the consolidated balance sheets of the Company until they are settled in a variable number of shares.

The Board of Directors subsequently approved additional amendments in January and March 2024 to further delay the vesting of the same RSUs, including vests between January and May, until June 30, 2024.

A summary of the Company’s outstanding RSUs as of December 31, 2023 and 2022 and changes during the year is presented below:

	Shares	Weighted Average Grant Date Fair Value
Outstanding and unvested, December 31, 2021	8,965	$1,050.00
Granted	734	$1,050.00
Settled	(8,526)	$1,050.00
Forfeited	(50)	$1,050.00
Unvested shares converted to options	(523)	$1,050.00
Outstanding and unvested, December 31, 2022	600	$1,050.00

Granted	338,332	$9.72
Settled	(319,144)	$10.28
Forfeited	(16,887)	$0.50
Outstanding and unvested, December 31, 2023	2,901	$0.49

2023 Omnibus Incentive Plan

On May 12, 2023, the Company adopted the 2023 Omnibus Incentive Plan. The purposes of the Plan are to a) encourage the growth of the Company through short and long-term incentives that are consistent with the Company’s objectives; (b) give participants an incentive for excellence in individual performance; (c) promote teamwork among participants; and (d) give the Company a significant advantage in attracting and retaining key employees, directors and consultants. To accomplish such purposes, the Plan provides that the Company may grant (i) Options, (ii) Stock Appreciation Rights, (iii) Restricted Shares, (iv) Restricted Stock Units, (v) Performance-Based Awards (including performance-based Restricted Shares and Restricted Stock Units), (vi) Other Share-Based Awards, (vii) Other Cash-Based Awards or (viii) any combination of the foregoing. The Plan was originally adopted in connection with the consummation of the Company’s Reorganization Merger as contemplated by that certain agreement and plan of merger, dated as of April 14, 2023, by and among the Company, Atlis Motor Vehicles Inc., and such other parties to the agreement.

With respect to awards granted under the Plan and in accordance with the Plan, the Company’s Board of Directors (or the “Administrator”) is authorized to deliver an aggregate of 350 million shares of Common Stock to be reserved and available for issuance under the Plan (the “Initial Share Limit”), which includes (i) 250 million shares of Common Stock available for new issuances under the Plan and (ii) 100 million shares of Common Stock relating to a portion of outstanding stock options and restricted stock units assumed by the Company in connection with the Reorganization Merger; provided, that the total number of shares of Common Stock that will be reserved, and that may be issued, under the Plan will automatically increase on the first trading day of each calendar year, beginning with calendar year 2024, by a number of Common Shares equal to five percent (5%) of the total number of Outstanding Shares on the last day of the prior calendar year. Notwithstanding the foregoing, the Administrator may act prior to January 1 of a given year to provide that there will be no such increase in the share reserve for that year or that the increase in the share reserve for such year will be a lesser number of Common Shares than provided herein.

NXU, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.    Stock-Based Compensation and Common Stock (cont.)

Common Stock

Organizational Structure

As described in Note 1. Organization and Basis of Presentation, on May 12, 2023, the Company completed its Reorganization Merger to Nxu, Inc. At the effective time of the Reorganization Merger, all of the issued and outstanding shares of Atlis’s Class A common stock, par value $0.0001 per share (“Atlis Class A Common Stock”) were converted automatically on a one-for-one basis into shares of Nxu’s Class A common stock, par value $0.0001 per share (“Nxu Class A Common Stock”) and all of the issued and outstanding shares of Atlis’s Class D common stock, par value $0.0001 per share (“Atlis Class D Common Stock” and, together with Atlis Class A Common Stock, “Atlis Common Stock”) were converted automatically on a one-for-one basis into shares of Nxu’s Class B common stock, par value $0.0001 per share (“Nxu Class B Common Stock” and, together with Nxu Class A Common Stock, “Nxu Common Stock”), and, as a result, the current stockholders of Atlis automatically became stockholders of Nxu, holding the same number and percentage of shares of Nxu Common Stock as they held of Atlis Common Stock as of immediately prior to the Reorganization Merger.

Issuance and conversion of shares of common stock pursuant to the Reorganization Merger are considered transactions between entities under common control. As a result, the consolidated financial statements for periods prior to these transactions have been adjusted to combine the previously separate entities for presentation purposes.

Pursuant to the Company’s Reorganization Merger, each share of Atlis Motor Vehicles, Inc Class A common stock was converted into one validly issued, fully paid and nonassessable share of Nxu, Inc. Class A common stock and each share of Atlis Motor Vehicles, Inc Class D common stock was converted into one validly issued, fully paid and nonassessable share of Nxu, Inc. Class B common stock. Except as otherwise required by applicable law, and the voting rights described below, shares of Class A common stock and Class B common stock shall have the same rights, privileges and powers, rank equally, share ratably and be identical in all respects and as to all matters. The voting, dividend, liquidation and other rights, powers and preferences of the holders of Class A common stock and Class B common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock of any series as may be designated by the Board of Directors of the Corporation (the “Board”) upon any issuance of the preferred stock of any series.

In addition, at the effective time of the Reorganization Merger, (i) each outstanding option to purchase shares of Atlis Class A Common Stock (“Atlis Option”), whether vested or unvested, automatically converted into an option to purchase shares of Nxu Class A Common Stock (a “Nxu Option”) and (ii) each outstanding Atlis restricted share unit (an “Atlis Restricted Share”), whether vested or unvested, automatically converted into a restricted stock unit of Nxu (a “Nxu RSU”). Each Nxu Option is subject to terms and conditions consistent with the Employee Stock Option Plan and the applicable Atlis Option award agreement as in effect immediately prior to the effective time. Each Nxu RSU is subject to terms and conditions consistent with the applicable Atlis Restricted Share award agreement as in effect immediately prior to the effective time.

At the effective time of the Reorganization Merger, (i) each outstanding Senior Secured Original Issue 10% Discount Convertible Promissory Note (an “Atlis Note”) convertible into shares of Atlis Class A Common Stock automatically converted into a Senior Secured Original Issue 10% Discount Convertible Promissory Note convertible into shares of Nxu Class A Common Stock (a “Nxu Note”) and (ii) each outstanding warrant to purchase shares of Atlis Class A Common Stock (an “Atlis Warrant”) automatically converted into a warrant to purchase shares of Nxu Class A Common Stock (a “Nxu Warrant”). Each Nxu Note is subject to terms and conditions consistent with the applicable Atlis Note as in effect immediately prior to the effective time. Each Nxu Warrant is subject to terms and conditions consistent with the applicable Atlis Warrant as in effect immediately prior to the effective time.

In 2023 and 2022, the Company issued Class B shares of common stock. These shares are not traded openly nor available for sale to the public. Class B shares are offered only to the (1) Chief Executive Officer and (2) President of the Company. At all meetings of stockholders and on all matters submitted to a vote of stockholders of the Corporation generally, each holder of Class A common stock, as such, shall have the right to one (1) vote per share of Class A

NXU, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.    Stock-Based Compensation and Common Stock (cont.)

common stock held of record by such holder and each holder of Class B common stock, as such, shall have the right to ten (10) votes per share of Class B common stock held of record by such holder. The shares of Class B common stock are not entitled to receive any dividends or any distribution upon voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. Class B shares are not convertible, are deemed to have no economic value, and upon a holder’s cessation of service to the Company, such holder shall, on the one-year anniversary of such cessation, surrender to the Company for no consideration all shares of Class B shares owned by such holder. Shares of Class B common stock were issued to the (1) Chief Executive Officer and (2) President in the amount of 0.2 million shares through December 31, 2023.

The total number of shares of all classes of capital stock which the Company has authority to issue is 5.0 billion shares, consisting of (1) 5.0 billion authorized shares of common stock, including (a) 4.0 billion authorized shares of Class A Common Stock, (b) 1.0 billion authorized shares of Class B common stock and (2) 10.0 million authorized shares of preferred stock, par value $0.0001 per share.

Reverse Stock Split

On December 26, 2023, the Company filed a Certificate of Amendment to the Certificate of Incorporation (the “Certificate of Amendment”) with the Secretary of State of the State of Delaware to affect a reverse stock split (“the “Reverse Stock Split”) of the Class A Common Stock at a ratio of 1-for-150 (the “Reverse Stock Split Ratio”).

The Reverse Stock Split was previously approved by the Company’s board of directors and a majority of the Company’s stockholders. The Reverse Stock Split became effective immediately after the close of trading on Nasdaq on December 26, 2023 (the “Effective Time”), and the Class A common stock began trading on Nasdaq on a split-adjusted basis at the opening of trading on December 27, 2023. Accordingly, each holder of our common stock received one share of common stock for every 150 shares such stockholder held immediately prior to the effectiveness of the Reverse Stock Split.

In addition, equitable adjustments corresponding to the Reverse Stock Split Ratio were made to the number of shares of Class A Common Stock underlying the Company’s outstanding equity awards and the number of shares issuable under the Company’s equity incentive plan. Equitable adjustments corresponding to the Reverse Stock Split Ratio were also made to issued and outstanding shares of the Company’s Class B common stock, and to the number of shares of Class A Common Stock underlying the Company’s outstanding warrants, as well as the applicable exercise price.

Common Stock Offerings

On February 21, 2023, the Company completed a public offering of 0.1 million units at a public offering price of $234.00 per unit (the “February 2023 Offering”). Each unit consists of one share of Class A common stock, Series A warrants to purchase 0.65 shares of Class A common stock (the “Series A Warrants”), and Series B warrants to purchase 0.75 shares of Class A common stock (the “Series B Warrants”). See Note 13 — Convertible Notes and Warrant Liability for more information regarding the Series A and Series B warrants. Proceeds from the offering, net of offering costs, were approximately $12.0 million.

On August 11, 2023, the Company completed a public offering of 0.1 million units at an offering price of $45.00 per unit (the “August 2023 Offering”). Each unit consists of one share of Class A common stock (or a pre-funded warrant in lieu thereof) and one common warrant, with each warrant exercisable for two shares of Class A common stock at an exercise price of $45.00 per share (the “August 2023 Warrants). See Note 13 — Convertible Notes and Warrant Liability for more information regarding the August 2023 warrants. Proceeds from the offering, net of offering costs, were approximately $4.5 million.

In September 2022, a stock purchase agreement between the Company and GEM Global Yield LLC SCS and GEM Yield Bahamas Limited, respectively (together, “GEM Global”) became effective whereby GEM Global committed to purchase up to $300.0 million in shares of the Company’s Class A common stock for up to three  years (the “GEM Stock Purchase Facility”). In connection with the GEM Stock Purchase Facility, GEM Global would earn a commitment fee

NXU, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.    Stock-Based Compensation and Common Stock (cont.)

proportionate to number of shares sold in the first year, or a $6.0 million commitment fee on September 27, 2023 if no shares were sold. As of September 27, 2023, the Company had not sold any shares under the GEM Stock Purchase Facility and, as such, registered 0.3 million Class A common shares, 0.2 million of which were immediately issuable to GEM Global for payment of the commitment fee. Additionally, in connection with the share registration, approximately 2 thousand warrants were issuable to GEM Global. On October 2, 2023, the 0.2 million shares of Class A common stock and 2 thousand common stock warrants were issued to GEM Global.

On October 23, 2023, the Company completed a public offering of 0.6 million shares of its Class A common stock at an offering price of $5.25 per share (the “October 2023 Offering”). Proceeds from the offering, net of offering costs, were approximately $2.6 million.

In November 2023, the Company launched its ATM pursuant to its shelf registration on Form S-3 for sale from time to time of up to $75.0 million of Class A common stock. As of December 31, 2023, the Company has issued and sold approximately 1.0 million shares of its Class A common stock, resulting in $3.3 million of proceeds, net of commissions and offering costs.

Series A Convertible Preferred Stock

Share Exchange Agreement with Lynx Motor Corporation

On December 27, 2023, the Company entered into a share exchange agreement (the “Share Exchange Agreement”) with Lynx, pursuant to which Lynx sold to the Company, and the Company purchased from Lynx, a number of newly issued shares of Lynx representing 15% of the issued and outstanding equity interests in Lynx in exchange for 1,000 newly issued shares of series A convertible preferred stock, par value $0.0001 per share, of the Company (the “Series A Convertible Preferred Stock” or “Series A Convertible Preferred Shares”). Each Series A Convertible Preferred Share is convertible into 1,000 shares of Class A common stock, par value $0.0001 per share, of the Company for a conversion price of $3.00 per share. The Share Exchange Agreement contains customary representations and warranties by the Company. As a part of the transaction, the Company designated one person to serve on the board of directors of Lynx. The Company’s investment in Lynx is presented within investment in Lynx at the fair market value of the Series A Convertible Preferred Stock on the transaction date, with the corresponding issuance of Series A Convertible Preferred Stock presented within stockholders’ equity in the consolidated balance sheets.

On February 8, 2024, Lynx converted all the Series A Convertible Preferred Stock into 1.0 million shares of Class A common stock.

Concurrently with the Share Exchange Agreement, Lynx issued a non-interest bearing promissory note in the principal amount of $0.3 million to the Company in exchange for $0.3 million in immediately available funds from the Company. The note is due and payable by June 2024, and is presented in notes receivable from related party in the consolidated balance sheets.

13.    Convertible Debt and Warrant Liability

Convertible Notes

On November 3, 2022, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (collectively, the “Investors”), pursuant to which the Company agreed to issue to the Investors Senior Secured Original Issue 10% Discount Convertible Promissory Notes (“Convertible Notes” or “Notes”) and common stock warrants to purchase a number of shares of the Company’s Class A common stock equal to 30% of the face value of the Notes divided by the volume weighted average price (“VWAP”), in three tranches.

The Convertible Notes are convertible solely into Class A common stock of the Company at a conversion price of (a) $2,250 per share (“Fixed Conversion Price”) or (b) 92.5% of the average of the three lowest daily VWAP of the common stock during the ten-trading day period (“Variable Conversion Price”), whichever is lower. The Fixed

NXU, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.    Convertible Debt and Warrant Liability (cont.)

Conversion Price includes a one-time reset at the 6-month anniversary of the Original Issuance Date (the “Reset Date”) to the lower of the conversion price (with the Variable Conversion Price determined as if the conversion notice was delivered on the Reset Date) and 130% of the daily VWAP of the common stock for the trading day immediately prior to the Reset Date.

All Convertible Notes and related common stock warrants, by written agreement, provide for a beneficial ownership limitation cap of 4.99% shares of the total issued and outstanding common stock of the Company, at any given time. Upon an event of default, the Convertible Notes earn interest at a rate of 10% per annum.

First Tranche

On November 3, 2022, the Company issued the first tranche of the Convertible Notes in the aggregate principal amount of $10.0 million and common stock warrants to purchase up to an aggregate of 1,543 shares of Class A common stock (the “First Tranche”) to the Investors pursuant to the Purchase Agreement for net proceeds of $9.0 million. These Convertible Notes have a maturity date of 24 months from the issuance date. Subsequently, upon reaching the Reset Date, the exercise price of the remaining balance was changed to $96.05 per share. These Convertible Notes are secured by a first priority security interest in all of the assets of the Company.

On January 5, 2023, the Company entered into an amendment to the Purchase Agreement (the “Purchase Agreement Amendment”), pursuant to which the Company and each Investor agreed, among other things, to amend the terms and conditions of the second tranche of funding and terminate the third tranche of funding contemplated under the Purchase Agreement. In connection with the Purchase Agreement Amendment, the Company also issued a warrant to the Investors to purchase up to an aggregate of 3,587 shares of the Company’s Class A common stock (the “Purchase Agreement Amendment Tranche”).

Second Tranche

On January 27, 2023, the Investors exercised their rights to purchase the allowable amounts under the Purchase Agreement Amendment and the Company issued the second tranche of the Convertible Notes in the aggregate principal amount of $10.0 million and common stock warrants to purchase up to an aggregate of 6,281 shares of Class A common stock (the “Second Tranche”) to the Investors pursuant to the Purchase Agreement for net proceeds of $9.0 million. These Convertible Notes have a maturity date of 24 months from the issuance date. Subsequently, upon reaching the Reset Date, the exercise price of the remaining balance was changed to $112.32 per share.

The Company elected the fair value option to account for the Convertible Notes, as further discussed in Note 14 — Fair Value. As such, the Company recorded the Convertible Notes at fair value and subsequently remeasures them at fair value at each reporting date. Changes in fair value are recognized as a component of other income (expense), net in the consolidated statements of operations. Activity related to the Company’s Convertible Notes during the years ended December 31, 2023 and 2022 were as follows (in thousands):

	Years ended December 31,
	2023	2022
Balance at the beginning of the year	$10,911	$—
Convertible Debt issued during the period	7,330	7,034
Conversions	(17,623)	—
Payments	(2,367)	—
Change in fair value measurement	1,759	3,877
Convertible Notes Liability at the end of the year	$10	$10,911

On April 11, 2023, the Company received a notice from Nasdaq indicating that the Company was not in compliance with the $1.00 minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Global Market. The Company acknowledges that receipt of the notice from Nasdaq constituted an event of default under its Convertible Notes agreements. As a result, unless waived by the holders, the Convertible Notes

NXU, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.    Convertible Debt and Warrant Liability (cont.)

began accruing default interest at a rate of 10% per annum and the Company was obligated to pay to the holders up to $1.4 million, which amount represented 100% of the sum of (x) the outstanding principal of the Convertible Notes as of April 11, 2023 and (y) accrued and unpaid interest thereon. As such, a total of $0.08 million was accrued as interest payable on the Convertible Notes as of December 31, 2023.

Warrant Liability

As discussed in previous sections of this proxy statement/prospectus, the Company has issued warrants in connection with various capital raises. The following tables summarize the Company’s warrants outstanding as of December 31, 2023 and 2022:

Warrants Outstanding:

	First Tranche	Purchase Agreement Amendment	Second Tranche	Series A	Series B	August 2023	GEM Warrants
December 31, 2021	—	—	—	—	—	—	—
Issued	1,543	—	—	—	—	—	—
Exercised	—	—	—	—	—	—	—
December 31, 2022	1,543	—	—	—	—	—	—
Issued	—	3,587	6,281	36,114	41,670	222,223	2,270
Exercised	—	—	—	(36,114)	(8,065)	—	—
Modified(1)	—	—	—	—	—	(160,000)	—
December 31, 2023	1,543	3,587	6,281	—	33,605	62,223	2,270

____________

(1)      During the year ended December 31, 2023, the Company and certain Investors of the August 2023 Warrants agreed to amend the terms of the original warrant agreements to remove the feature that precludes the warrants from being considered indexed to the Company’s own stock. As a result, these modified warrants were measured at fair value and reclassified to equity.
Common Stock Warrants	Issue Date	Reset Date	Exercise Price at Issuance		Reset Exercise Price
First Tranche	11/3/2022	5/3/2023	$2,250		$88.65
Purchase Agreement Amendment	1/5/2023	6/5/2023	$2,250		$87.38
Second Tranche	1/27/2023	7/30/2023	$2,250		$103.68
Series A	2/21/2023	No Reset	$0		N/A
Series B	2/21/2023	No Reset	$234	(1)	N/A
August 2023	8/11/2023	No Reset	$45	(2)	N/A
GEM Warrants	10/2/2023	No Reset	$26.54		N/A

____________

(1)      Excludes 4,800 of remaining warrants authorized to exercise for no consideration, as discussed below.

(2)      Excludes pre-funded warrants, as discussed below.

In connection with the issuance of the Convertible Notes, the Investors received a number of common stock warrants equal to 30% of the face value of the Convertible Notes divided by the VWAP prior to the applicable closing date. The common stock warrants entitle the holder to purchase one share of the Company’s Class A common stock at the exercise price of a) $2,250 per share (“Exercise Price”) or (b) 92.5% of the average of the three lowest daily VWAP of the common stock during the ten-trading day period (“Variable Exercise Price”), whichever is lower. The Exercise Price included a one-time reset at the 6-month anniversary of the initial exercise date (the “Reset Date”) to the lower of the initial Exercise Price and 120% of the daily VWAP on the trading day prior to the Reset Date.

NXU, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.    Convertible Debt and Warrant Liability (cont.)

The common stock warrants issued in First Tranche, Purchase Agreement Amendment Tranche, and Second Tranche have a five-year exercise period from their respective issuance date. Subsequently to their issuance, upon reaching the Reset date, the Exercise Price of these warrants was changed to $88.65, $87.38, and $103.68 per share for the First Tranche, Purchase Agreement Amendment Tranche, and Second Tranche, respectively.

As discussed in Note 12 — Stock-based Compensation and Common Stock, in connection with the February 2023 Offering, the purchasing shareholders received Series A and Series B Warrants with each Class A common share issued. All Series A warrants were exercised following issuance for no consideration. The Series B Warrants were exercisable upon completion of the Reorganization Merger and will expire five years from the merger date.

As discussed in Note 12 — Stock-based Compensation and Common Stock, in connection with the August 2023 Offering, the purchasing shareholders received August 2023 Warrants with each Class A common share issued. The Company also issued pre-funded warrants (the “Pre-Funded Warrants”) which were immediately exercisable for one share of Class A common stock at an Exercise Price of $0.0001 and were fully exercised as of December 31, 2023. The August 2023 Warrants were immediately exercisable and expire three years from the date of issuance. As of December 31, 2023, 160,000 of the August 2023 Warrants were amended and reclassified as equity warrants.

In connection with the August 2023 Offering, the Company amended existing Series B warrant agreements to authorize certain Investors to purchase 12,865 shares of the Company’s Class A common stock for no consideration. As of December 31, 2023, 8,065 of these Series B warrants were exercised. Series B warrants are accounted for as liabilities and the fair market value of the warrants is remeasured at the end of every reporting period.

The majority of the First Tranche, Purchase Agreement Amendment tranche, Second Tranche, Series A, Series B, August 2023 Warrants, and GEM warrants (together, the “Liability Warrants”) contain a feature that precludes them from being considered indexed to the Company’s own stock and therefore are accounted for as liabilities in the Company’s consolidated balance sheets. The Company records the Liability Warrants at fair value and subsequently remeasures unexercised warrants to fair value at the reporting date, as further discussed in Note 14 — Fair Value. Activity related to the Company’s warrants during the years ended December 31, 2023 and 2022 were as follows (in thousands):

	Years Ended December 31,
	2023	2022
Balance at the beginning of the year	$374	$—
Liability Warrants issued during the period	13,446	1,966
Liability Warrants exercised during the period	(3,519)	—
Liability Warrants modified to Equity Warrants	(222)	—
Change in fair value measurement	(10,024)	(1,592)
Warrant Liability at the end of the year	$55	$374

14.    Fair Value

The following table presents information about the Company’s liabilities that are measured at fair value on a recurring basis at December 31, 2023 and 2022 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value (in thousands):

	Level	As of December 31,
		2023	2022
Convertible Notes	3	$10	$10,911
Warrant liability	3	55	374
Convertible Notes and warrant Liability, at fair value		$65	$11,285

NXU, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.    Fair Value (cont.)

Convertible Notes

As of December 31, 2023, the Second Tranche of Convertible Notes was fully converted, and a nominal amount of the First Tranche was outstanding. Therefore, no fair value estimate was calculated on the Convertible Notes as of December 31, 2023. The following table provides the fair value and contractual principal balance outstanding of the Convertible Notes accounted for under the fair value option as of December 31, 2023 and 2022 (in thousands):

	As of December 31,
	2023	2022
Convertible Notes fair value	$10	$10,911
Convertible Notes, contractual principal outstanding	10	10,000
Fair value less unpaid principal balance	$—	$911

The estimated fair value of the Convertible Notes as of December 31, 2022 was based on the following significant inputs:

December 31, 2022
First Tranche
Risk-free interest rate	4.46%
Time to expiration (in years)	1.84
Expected volatility	85%
Dividend yield	—
Stock price	$3.25
Original face value	$10,000,000
Fixed conversion rate	$15.00
Roll-forward discount rate	5.11%

Warrant Liability

The following table provides quantitative information regarding Level 3 fair value measurements for Common Stock Warrants as of December 31, 2023 and 2022:

	December 31, 2023						December 31, 2022
	First Tranche	Purchase Agreement Amendment	Second Tranche	Series B Warrants	August 2023	GEM Warrants	First Tranche
Risk-free interest rate	3.84%	3.84%	3.84%	3.91%	3.84%	3.84%	4.46%
Time to expiration (in years)	3.84	4.01	4.01	4.14	2.61	1.66	1.84
Expected volatility	90%	90%	90%	125%	85%	90%	85%
Dividend yield	—	—	—	—	—	—	—
Stock price	$2.3	$2.30	$2.30	$2.30	$2.30	$2.30	$3.25
Exercise price	$88.65	$87.38	$103.68	$234.00	$45.00	$26.54	$15

NXU, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.    Subsequent Events

At-The-Market (“ATM”) Offering

Subsequent to December 31, 2023, the Company issued and sold an additional 8.1 million shares of its Class A common stock for a total of 9.1 million shares issued and sold from its ATM pursuant to its October 2023 Shelf. The additional shares issued and sold resulted in $10.7 million of proceeds, net of commissions and offering costs, for a total of $14.0 million in proceeds, net of commissions and offering costs from the ATM.

Lynx Corporation Preferred Share Conversion

On January 29, 2024, the Company registered 1,000,000 shares of Class A common stock, par value $0.0001, pursuant to the terms of its Share Exchange Agreement with Lynx, under which Nxu sold to Lynx 1,000 shares of Series A convertible preferred stock, par value $0.0001, which are convertible into shares of Class A common stock. The Company did not sell any shares of its Class A common stock and received no proceeds from the offering.

On February 8, 2024, Lynx converted all the Series A Convertible Preferred Stock into 1.0 million shares of Class A common stock.

Stock-based Compensation Modification

On February 23, 2024 (the “Exchange Date”), the Compensation Committee of the Board of Directors authorized a mandatory Exchange Program (the “RSU Exchange Program”) to provide for the cancellation and exchange of $0.4 million of stock-based compensation related to unvested RSUs (“Exchanged RSUs”), previously recorded as liabilities within the consolidated balance sheets, for an option to purchase shares of Class A common stock of the Company (“Exchange Option”), which are expected to be classified as equity awards within the consolidated balance sheets. The Exchange Options have an equal value to the Exchanged RSUs at the Exchange Date.

Notice of Compliance from NASDAQ

On February 13, 2024, the Nasdaq Stock Market (“Nasdaq”) confirmed that the Company has sufficiently demonstrated compliance with the bid price requirement in Nasdaq Listing Rule 5550(a)(2) (“Bid Price Rule”) and regained compliance with the equity requirement in Nasdaq Listing Rule 5550(b)(1) (“Equity Rule”) pursuant to the Nasdaq Hearing Panel (“Panel”) decision dated December 18, 2023.

On February 14, 2024, the Nasdaq withdrew its January 9, 2024 letter that cited the Company’s apparent lack of a 2023 annual shareholder meeting, as required by Nasdaq Listing Rule 5815 (d)(4)(C) (“Annual Meeting Rule”), as an additional basis for delisting the Company’s securities from Nasdaq. Upon further review of the Company’s shareholder meeting held May 9, 2023, Nasdaq confirmed that the Company did in fact meet the requirements of the Annual Meeting Rule as of December 31, 2023. As a result, Nasdaq withdrew its January delisting letter and closed the matter. Nxu has fully regained compliance with all of Nasdaq’s continued listing requirements and has been removed from Nasdaq’s list of noncompliant companies.

NXU, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share data)
(Unaudited)

	September 30, 2024	December 31, 2023
Assets
Current Assets:
Cash	$2,208	$2,846
Prepaid expenses and other current assets	841	999
Notes receivable from related party, net of allowance for doubtful accounts of $235 and $0, respectively	—	250
Total current assets	3,049	4,095

Property and equipment, net	1,922	3,865
Assets held for sale	717	—
Right-of-use assets, net	433	1,507
Investment in Lynx, net	2,025	3,000
Intangible assets, net	45	20
Other assets	249	772
Total assets	$8,440	$13,259

Liabilities and Stockholders’ Equity
Current Liabilities:
Accounts payable and accrued liabilities	$1,670	$3,371
Variable share settled restricted stock units	2,483	1,334
Current portion of operating lease liability	869	864
Other current liabilities	—	40
Total current liabilities	5,022	5,609

Lease liability, net of current portion	52	688
Convertible debt and warrant liability, at fair value	16	65
Other long-term liabilities	—	233
Total liabilities	5,090	6,595
Commitments and contingencies (Note 12)

Stockholders’ Equity:

Class A Common Stock, par value $0.0001; 4,000,000,000 shares authorized; 11,934,072 issued and outstanding as of September 30, 2024; 2,563,288 issued and outstanding as of December 31, 2023	1	—
Class B Common Stock, par value $0.0001; 1,000,000,000 authorized; 270,503 issued and outstanding at September 30, 2024; 243,503 issued and outstanding at December 31, 2023	—	—
Series A Convertible Preferred Stock, par value $0.0001; 5,000 shares authorized; 0 issued and outstanding at September 30, 2024; 1,000 issued and outstanding at December 31, 2023	—	—
Additional paid-in capital	281,061	266,302
Accumulated deficit	(277,712)	(259,638)
Total stockholders’ equity	3,350	6,664
Total liabilities and stockholders’ equity	$8,440	$13,259

See accompanying notes to condensed consolidated financial statements (unaudited).

NXU, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except share and per share data)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Revenue	$6	$117	$17	$117
Cost of revenue	6	1,013	13	1,013
Depreciation	20	1	59	1
Total cost of revenue	26	1,014	72	1,014
Gross loss	(20)	(897)	(55)	(897)

Operating expenses:
Research and development	—	3,018	957	12,040
General and administrative	3,042	8,208	13,204	27,133
Advertising	12	104	56	284
Total operating expenses	3,054	11,330	14,217	39,457

Operating loss	(3,074)	(12,227)	(14,272)	(40,354)

Other income (expense):
Interest income (expense)	—	(33)	72	(73)
Impairment of long-lived assets	—	—	(1,128)	—
Impairment of held for sale assets, net	(191)	—	(794)	—
Impairment of investment in Lynx	(975)	—	(975)	—
Loss on operating lease cancellation	(266)	—	(266)	—
(Loss) gain on sale or disposal of property and equipment	(531)	(80)	(847)	30
Warrant expense	—	—	—	(984)
Gain on convertible debt and warrant liability	—	1,903	49	4,007
Other income	45	—	88	33
Total other (loss) income, net	(1,918)	1,790	(3,801)	3,013
Net loss	$(4,992)	$(10,437)	$(18,073)	$(37,341)

Loss per share, basic and diluted	$(0.42)	$(31.88)	$(1.75)	$(160.60)

Weighted average number of common shares outstanding used in computing loss per share:	11,933,602	327,343	10,349,618	232,505

See accompanying notes to condensed consolidated financial statements (unaudited).

NXU, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Amounts in thousands, except share data)
(Unaudited)

Three Months Ended September 30, 2024
	Common Stock				Additional Paid-in Capital	Accumulated (Deficit)	Total
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance at June 30, 2024	11,930,986	$1	261,503	$—	$280,370	$(272,719)	$7,652
Class B common stock issued	—	—	9,000	—	—	—	—
Stock-based compensation	—	—	—	—	691	—	691
Common stock issued under stock compensation plans	4,366	—	—	—	—	—	—
Forfeitures of restricted stock and restricted stock surrendered in lieu of withholding taxes	(1,280)	—	—	—	—	—	—
Net loss	—	—	—	—	—	(4,992)	(4,992)
Balance at September 30, 2024	11,934,072	$1	270,503	$—	$281,061	$(277,712)	$3,350
Nine Months Ended September 30, 2024
	Common Stock				Series A Convertible Preferred Stock		Additional Paid-in Capital	Accumulated (Deficit)	Total
	Class A		Class B
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2023	2,563,288	$—	243,503	$—	1,000	$—	$266,302	$(259,638)	$6,664
Class A common stock issued for cash under ATM	8,153,574	1	—	—	—	—	10,711	—	10,712
Class B common stock issued	—	—	27,000	—	—	—	—	—	—
Conversion of Series A Convertible Preferred Stock	1,000,000	—	—	—	(1,000)	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	4,048	—	4,048
Common stock issued under stock compensation plans	218,490	—	—	—	—	—	—	—	—
Forfeitures of restricted stock and restricted stock surrendered in lieu of withholding taxes	(1,280)	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(18,073)	(18,073)
Balance at September 30, 2024	11,934,072	$1	270,503	$—	—	$—	$281,061	$(277,712)	$3,350

See accompanying notes to condensed consolidated financial statements (unaudited).

NXU, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
(Amounts in thousands, except share data)
(Unaudited)

Three Months Ended September 30, 2023
	Common Stock				Additional Paid-in Capital	Accumulated (Deficit)	Total
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance at June 30, 2023	254,499	$—	225,503	$—	$246,907	$(246,364)	$543
Class A common stock issued for cash	101,778	—	—	—	1,248	—	1,248
Class B common stock issued	—	—	9,000	—	—	—	—
Stock-based compensation	26,089	—	—	—	4,216	—	4,216
Exercise of warrants	6,700	—	—	—	120	—	120
Conversion of long term debt to equity	1,749	—	—	—	50	—	50
Net loss	—	—	—	—	—	(10,437)	(10,437)
Balance at September 30, 2023	390,815	$—	234,503	$—	$252,541	$(256,801)	$(4,260)
Nine Months Ended September 30, 2023
	Common Stock				Additional Paid-in Capital	Accumulated (Deficit)	Total
	Class A		Class B
	Shares	Amount	Shares	Amount
Balance at December 31, 2022	65,092	$—	207,503	$—	$210,412	$(219,460)	$(9,048)
Class A common stock issued for cash	157,092	—	—	—	6,168	—	6,168
Class B common stock issued	—	—	27,000	—	1	—	1
Stock-based compensation	26,089	—	—	—	15,541	—	15,541
Shares issued for services	973	—	—	—	106	—	106
Exercise of warrants	42,814	—	—	—	3,420	—	3,420
Exercise of stock options	520	—	—	—	547	—	547
Conversion of long term debt to equity	98,235	—	—	—	16,346	—	16,346
Net loss	—	—	—	—	—	(37,341)	(37,341)
Balance at September 30, 2023	390,815	$—	234,503	$—	$252,541	$(256,801)	$(4,260)

See accompanying notes to condensed consolidated financial statements (unaudited).

NXU, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)
(Unaudited)

	Nine Months Ended September 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(18,073)	$(37,341)
Adjustments to reconcile net loss to net cash provided by operating activities:
Allowance for estimated loss on note receivable due from related party	235	—
Depreciation and amortization	681	465
Employee stock-based compensation	5,130	15,675
Non-employee stock-based compensation	—	106
Non-cash warrant expense	—	984
Net change in operating lease assets and liabilities	(908)	(22)
Loss on operating lease cancellation	266	—
Loss on write-off of inventory	—	896
(Gain) loss on the sale or disposal of property and equipment	847	(30)
Loss on impairment of lease right-of-use assets and related improvements	1,128	—
Loss on impairment of assets held for sale, net	794	—
Loss on impairment of investment in Lynx	975	—
Gain on fair value of convertible debt and warrant liability	(49)	(4,007)
Changes in assets and liabilities:
Prepaid expenses and other current assets	158	243
Inventory	—	(797)
Other assets	523	(558)
Accounts payable and accrued liabilities	(1,702)	500
Other current liabilities	—	(117)
Other long-term liabilities	(233)	300
Net cash used in operating activities	(10,228)	(23,703)

Cash flows from investing activities:
Purchases of property and equipment	(1,615)	(1,571)
Proceeds from sale of property and equipment	546	559
Capitalized patent costs	(28)	—
Note receivable from related party	15	—
Payments on financing liability	—	(77)
Net cash used in investing activities	(1,082)	(1,089)

Cash flows from financing activities:
Proceeds from public offering, net of equity offering costs	—	18,595
Proceeds from ATM, net of offering costs	10,712	—
Proceeds from the issuance of convertible debt	—	7,330
Payments on convertible debt	—	(2,353)
Payments on financing liability	(40)	—
Proceeds from the exercise of stock options	—	547
Net cash provided by financing activities	10,672	24,119
Net decrease in cash	(638)	(673)
Cash, beginning of period	2,846	2,701
Cash, end of period	$2,208	$2,028

NXU, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands)
(Unaudited)

	Nine Months Ended September 30,
	2024	2023
Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$1
Cash paid for income taxes	$—	$1
Supplemental disclosure of non-cash investing and financing activities:
Debt converted to equity	$—	$16,464
Operating lease right-of-use asset obtained in exchange for operating lease liability	$1,861	$—
Capital expenditures included in accounts payable and other accrued liabilities	$—	$196
Stock-based compensation expense capitalized to property and equipment	$—	$172

See accompanying notes to condensed consolidated financial statements (unaudited).

NXU, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.      Organization and Basis of Presentation

Organization

Nxu, Inc. (“Nxu”) is a US-based technology company focused on leveraging its intellectual property and innovations to support energy storage and charging solutions for the infrastructure needed to power an electrified future. Nxu historically focused on building megawatt (“MW”) charging stations and developing innovative battery cells and battery packs for use in advanced energy storage systems, and mobility products.

Reorganization, Merger and Incorporation of Nxu, Inc.

On May 12, 2023, Atlis Motor Vehicles Inc. (“Atlis”) completed its previously announced reorganization merger pursuant to the Agreement and Plan of Merger, dated as of April 16, 2023 (the “Reorganization Agreement”), by and among Atlis, Nxu, Inc., a Delaware Corporation, and Atlis Merger Sub, Inc., a Delaware corporation and, as of immediately prior to the consummation of such merger, a wholly-owned subsidiary of Nxu (“Merger Sub”). The Reorganization Agreement provided for the merger of Atlis and Merger Sub, with Atlis surviving the merger as a wholly-owned subsidiary of Nxu (the “Reorganization Merger”). The Reorganization Agreement was approved and adopted by Atlis’s stockholders at Atlis’s Special Meeting of Stockholders, which was held on May 9, 2023. After the Reorganization Merger, Atlis was reclassified from a corporation to a limited liability company and renamed Nxu Technologies, LLC. Nxu Technologies, LLC is a wholly owned operating company and the sole subsidiary of Nxu. References to “Nxu” shall collectively mean Nxu, Inc. and its wholly owned subsidiary, Nxu Technologies, LLC.

The directors and executive officers of Nxu immediately following the completion of the Reorganization Merger were the same individuals who were directors and executive officers, respectively, of Atlis as of immediately prior to the Reorganization Merger.

Upon completion of the Reorganization Merger, Nxu Class A Common Stock was deemed to be registered under Section 12(b) of the Securities Exchange Act of 1934, as amended, pursuant to Rule 12g-3(a) promulgated thereunder and for purposes of Rule 12g-3(a), Nxu is the successor issuer to Atlis.

Transactions that occurred in connection with the Reorganization Merger are considered transactions between entities under common control, and thus the financial statements for periods prior to the Reorganization Merger have been adjusted to combine the previously separate entities for presentation purpose. See more information regarding shares of common stock authorized, issued and outstanding in connection with the Reorganization Merger in Note 13 — Stock-based Compensation and Common Stock.

Evaluation of Strategic Alternatives

On May 10, 2024, Nxu announced its intention to evaluate strategic alternatives, with the Strategic Planning Committee of its board of directors (the “Strategic Planning Committee”) leading such evaluation with outside assistance from advisors. At the time of announcement, the Strategic Planning Committee had identified targets for a business combination intended to position the newly combined company for sustainable long-term value creation with a strengthened financial profile.

On October 23, 2024, NXU Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Nxu (“Merger Sub I”), NXU Merger Sub, LLC, a Delaware limited liability company (“Merger Sub II”) and Verde Bioresins, Inc., a Delaware corporation (“Verde”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub I will merge with and into Verde, with Verde continuing as a wholly owned subsidiary of Nxu and the surviving corporation of the first merger (the “First Merger”) and promptly following the First Merger, Verde shall merge with and into Merger Sub II (the “Second Merger” and together with the First Merger, the “Merger”), with Merger Sub II continuing as the surviving entity of the Second Merger. See Note 17 — Subsequent Events for additional information.

NXU, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.      Organization and Basis of Presentation (cont.)

There can be no assurance that Nxu will be successful in effecting the Merger or any other transactions, or realizing any of the intended benefits, including obtaining a sufficient level of capital in the time frames needed to sustain or grow the business or on terms agreeable to it.

Basis of Consolidation

The accompanying unaudited condensed consolidated financial statements include the accounts of Nxu and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and the rules of the Securities and Exchange Commission, which require Nxu to make estimates based on assumptions about current, and for some estimates, future economic and market conditions which affect reported amounts and related disclosures in its financial statements. Although Nxu’s estimates contemplate current and expected future conditions, it is reasonably possible that actual conditions could differ from Nxu’s expectations, which could materially affect its results of operations, its financial position and cash flows. The results for any of the interim periods are not necessarily indicative of the results to be expected for the full year or any other period. In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation with respect to interim financial statements, have been included.

Certain information and note disclosures normally included in annual financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to those rules and regulations. The December 31, 2023 balance sheet was derived from audited financial statements. This proxy statement/prospectus should be read in conjunction with Nxu’s Annual Report on Form 10-K for the year ended December 31, 2023 (“2023 10-K”).

References to amounts in the consolidated financial statement sections are in thousands, except share and per share data, unless otherwise specified.

Reverse Stock Split

On December 26, 2023, Nxu effected a 1-for-150 reverse stock split of the shares of common stock of Nxu. All historical share and per share amounts reflected throughout the financial statements have been retroactively adjusted to give effect to the reverse stock split. See Note 13 — Stock-based Compensation and Common Stock for further discussion.

Correction of Immaterial Misclassification

Management identified an immaterial error in its previously reported stock-based compensation expense in the June 30, 2023 unaudited condensed consolidated financial statements. Correction of the error resulted in a decrease to stock-based compensation expense of $0.5 million for the three months ended September 30, 2023 and a $0.6 million decrease for the nine months ended September 30, 2023, respectively. The restatement had no effect on stockholders’ equity as of September 30, 2023 and had no other effect to Nxu’s condensed consolidated financial statements.

Going Concern

The accompanying unaudited condensed consolidated financial statements have been prepared assuming Nxu will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should Nxu be unable to continue as a going concern.

NXU, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1.      Organization and Basis of Presentation (cont.)

Nxu has incurred recurring losses from operations and has not yet achieved profitability in its charging operations. During the nine-month period ended September 30, 2024, Nxu incurred a net loss of $18.1 million and had net cash used in operating activities of $10.2 million. As of September 30, 2024, Nxu had $2.2 million in cash and an accumulated deficit of $277.7 million. These conditions indicate that there is substantial doubt about Nxu’s ability to continue as a going concern within one year after the condensed consolidated financial statement issuance date.

Unforeseen circumstances could occur at any time within the next twelve months or thereafter that could increase the need for Nxu to raise additional capital on an immediate basis. Nxu cannot provide any assurance that access to capital will be readily available when needed.

Nxu’s management is addressing this risk by, among other things, entering into the Merger Agreement, pursuing all available options for funding, including seeking funding in the form of potential equity and/or debt financing arrangements or similar transactions, further reducing expenses, selling assets and exploring strategic alternatives for its business. Nxu cannot provide any assurance that it will be successful in closing the Merger or implementing any strategic alternative or other such actions, which may be subject to the satisfaction of conditions beyond Nxu’s control.

2.      Recent Accounting Pronouncements and Summary of Significant Accounting Policies

Recent Accounting Pronouncements

Nxu has reviewed all recently issued accounting pronouncements and concluded that they were either not applicable or not expected to have a material impact on its unaudited condensed consolidated financial statements.

Use of Estimates

The preparation of unaudited condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the unaudited condensed consolidated financial statements and accompanying notes. Due to uncertainties, actual results could differ from the estimates and assumptions used in preparation of the unaudited condensed consolidated financial statements.

Assets Held for Sale

Nxu classifies long-lived assets, including property and equipment and right-of-use assets, and finite-lived intangible assets to be sold as held for sale in the period in which all of the required criteria under Accounting Standards Codification (“ASC”) 360, Impairment or Disposal of Long-lived Assets (“ASC 360”) are met. Nxu initially measures a long-lived asset that is classified as held for sale at the lower of its carrying amount or fair value less any costs to sell. Fair value is determined based on discounted or undiscounted cash flows, appraised values, or management’s estimates, depending upon the nature of the assets and the information available to Nxu. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a long-lived asset until the date of sale. Upon determining that a long-lived asset meets the criteria to be classified as held for sale, Nxu ceases depreciation and reports long-lived assets as “Assets held for sale” on the condensed consolidated balance sheets.

Impairment of Long-lived Assets

In accordance with ASC 360, Nxu evaluates long-lived assets, including property and equipment and right-of-use assets, and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. When such facts and circumstances exist, Nxu compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the

NXU, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

2.      Recent Accounting Pronouncements and Summary of Significant Accounting Policies (cont.)

fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. Depending on the asset, estimated fair market value may be determined either by use of the discounted cash flow model or by reference to estimated selling values of assets in similar condition.

See Note 4 — Assets Held for Sale, Note 5 — Property and Equipment, and Note 11 — Leases for additional information on impairment losses recognized as of September 30, 2024.

Stock-based Compensation

Nxu accounts for stock-based compensation in accordance with ASC Topic 718, Compensation-Stock Compensation (“ASC 718”). Nxu classifies stock-based awards granted in exchange for services as either equity awards or liability awards. The classification of an award as either an equity award or a liability award is generally based upon cash settlement options. Equity awards are measured based on the fair value of the award at the grant date. Liability awards are granted at a fixed dollar amount settled in a variable number of shares and are measured at fair value at the grant date and remeasured at the end of each reporting period until fully vested. As such, the fair value of awards classified as liabilities at each reporting date approximates the fixed dollar amount at inception.

Nxu generally recognizes stock-based compensation on a straight-line basis over the award’s requisite service period, which is generally the vesting period of the award, less actual forfeitures. No compensation expense is recognized for awards for which participants do not render the requisite services. For equity and liability awards earned based on performance or upon occurrence of a contingent event, when and if the awards will be earned is estimated. If an award is not considered probable of being earned, no amount of stock-based compensation is recognized. If the award is deemed probable of being earned, related compensation expense is recorded over the estimated service period. To the extent the estimate of awards considered probable of being earned changes, the amount of stock-based compensation recognized will also change.

Nxu accounts for modification of stock-based compensation awards in accordance with ASC 718-20-35. Upon modification, Nxu records any incremental fair value of the modified award as stock-based compensation on the date of modification for vested awards or over the remaining vesting period for unvested awards. The incremental compensation is the excess of the fair value of the modified award on the date of modification over the fair value of the original award immediately before the modification. In addition, Nxu records any remaining unrecognized compensation cost for the original cost for the original award on the modification date over the remaining vesting period for unvested awards.

3.      Revenue

In 2023, Nxu began recognizing revenue from the delivery of electricity to customer electric vehicles using its NxuOne™ charging station. During the three and nine months ended September 30, 2024, Nxu recognized $6 thousand and $17 thousand, respectively, of revenue related to retail charging services.

During the three and nine months ended September 30, 2024, Nxu recognized no revenue from the delivery of battery systems and components. During each of the three and nine months ended September 30, 2023, Nxu recognized $0.12 million from the delivery of battery systems and components.

4.      Assets Held for Sale

On June 28, 2024, Nxu entered into a contract with Silicon Valley Disposition (“SVD”) to sell battery manufacturing equipment and certain other assets located in its leased warehouse space in Mesa, Arizona. Pursuant to the contract, assets identified and held for sale were sold in an online public auction (the “Auction”) beginning on August 13, 2024. In connection with the Auction contract, Nxu sold certain assets previously classified as held for sale for total cash proceeds of approximately $0.4 million, net of SVD commissions, and recorded a related loss on the disposal of assets sold at Auction of approximately $0.5 million. Nxu continues to classify manufacturing equipment and certain other assets that were not sold at Auction, but that are available and marketed for sale, as held for sale.

NXU, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

4.      Assets Held for Sale (cont.)

Assets held for sale will no longer be used in Nxu’s continuing operations. As of September 30, 2024, and in accordance with ASC 360, Nxu compared the carrying amount of assets held for sale to their fair value, which is based on management’s advertised prices for those assets, less anticipated discounts and estimated costs to sell, and recorded additional impairment loss of approximately $0.2 million, net of recoveries.

The carrying amount of assets held for sale consist of the following (in thousands):

September 30, 2024
Tools and plant equipment	$1,511
Office equipment	0
Vehicles	0
Total carrying amount of assets held for sale	1,511
Less: Carrying amount in excess of fair value (less selling costs)	(794)
Fair value of assets held for sale	$717

Nxu ceased recording depreciation expense related to assets held for sale as of June 30, 2024.

5.      Property and Equipment

Property and equipment consist of the following (in thousands):

	September 30, 2024	December 31, 2023
Charging station equipment	$1,206	$649
Leasehold improvements	108	151
Tools and plant equipment	—	2,715
Office equipment	—	318
Software	1,059	860
Vehicles	—	70
Total property and equipment excluding construction in progress	2,373	4,763
Less: Impairment of property and equipment	—	—
Less: Accumulated depreciation and amortization	(550)	(898)
Property and equipment excluding construction in progress, net	1,823	3,865
Charging station equipment and charging site construction in progress	99	—
Property and equipment, net	$1,922	$3,865

Depreciation and amortization expense was $0.16 million and $0.68 million for the three and nine months ended September 30, 2024, respectively of which $0.14 million and $0.62 million, respectively, was recorded to general and administrative expense, and $0.02 million and $0.06 million, respectively, was expensed to cost of revenue. Depreciation and amortization expense was $0.16 million and $0.46 million for the three and nine months ended September 30, 2023, respectively, the majority of which was recorded to general and administrative expense, and a nominal amount was capitalized to cost of revenue.

Nxu recorded impairment charges for leasehold improvements classified as property and equipment of $0 and $43 thousand for the three and nine months ended September 30, 2024, respectively. See Note 11 — Leases for additional information.

NXU, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

6.      Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	September 30, 2024	December 31, 2023
Tax credit receivable	$488	$372
Prepaid insurance	24	302
Prepaid rent	43	98
Deferred offering costs	—	102
Prepaid legal fees and other prepaid expenses	286	125
Total prepaid expenses and other current assets	$841	$999

7.      Other Assets

As of September 30, 2024 and December 31, 2023, the entire balance of other assets consisted of security deposits.

8.      Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following (in thousands):

	September 30, 2024	December 31, 2023
Accounts payable	$839	$2,501
Accrued contract settlement, current portion	333	—
Accrued compensation and benefits	33	153
Other accrued liabilities	465	717
Total accounts payable and accrued liabilities	$1,670	$3,371

In December 2021, Nxu entered into an agreement (the “Agreement”) with QAD, Inc. (“QAD”), a cloud-based enterprise resource software provider. Under the Agreement, QAD would facilitate implementation services and access to the cloud-based software platform for a non-cancellable, 5-year term. Subsequent to executing the Agreement, Nxu determined that the software did not fit Nxu’s needs and Nxu and QAD (collectively, the “Parties”) were unable to successfully implement the software platform. The Parties attempted to mutually terminate the Agreement but were unsuccessful, and in May 2023, the dispute moved to arbitration to determine whether Nxu owed QAD a payment for cancellation of the contract. On October 27, 2023, the Parties agreed to a settlement whereby Nxu has agreed to pay a termination fee of $0.70 million to QAD over a 21-month period, upon which Nxu will be released from the contract. Nxu accrued the remaining unpaid fee, entirely due within the next twelve months, of $0.33 million in accounts payable and accrued liabilities in Nxu’s unaudited condensed consolidated balance sheets as of September 30, 2024.

9.      Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Nxu recorded a full valuation allowance due to the uncertainty of future realization of federal and state net operating loss carryforwards.

As of September 30, 2024, total net operating loss carryforwards totaled approximately $74.4 million. Nxu’s net operating loss carryforwards consist of approximately $16.6 million related to years prior to 2022, which will carryforward through 2037, and approximately $19.9 million and $23.5 million for fiscal years 2022 and 2023, respectively, which will carry forward indefinitely. Nxu’s net operating loss carryforward of $14.3 million for the first nine months of fiscal year 2024 will also carry forward indefinitely.

NXU, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

9.      Income Taxes (cont.)

In December 2017, the U.S. Tax Cuts and Jobs Act of 2017 (“Tax Act”) was enacted into law which significantly revised the Internal Revenue Code of 1986, as amended. The enacted federal income tax law, among other things, contains significant changes to corporate taxation, including a flat corporate tax rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted taxable income, limitation of the deduction for newly generated net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks, future taxation of certain classes of offshore earnings regardless of whether they are repatriated, immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits beginning in 2018.

Nxu generated an income tax benefit of $0.9 million and $4.1 million for the three and nine months ended September 30, 2024, respectively, resulting in a cumulative income tax benefit of $67.2 million. Nxu has increased its valuation allowance for this deferred tax asset accordingly as Nxu’s ability to generate sufficient taxable income to utilize its net operating loss carry forwards is uncertain. Nxu’s deferred tax balances primarily consist of its operating loss carryforwards and stock-based compensation.

Nxu recognizes interest and penalties related to uncertain tax positions in general and administrative expense. At September 30, 2024 and 2023, Nxu did not have any unrecognized uncertain tax positions or any associated interest and penalties.

10.    Net Loss per Share

Net loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period, excluding shares of Class B common stock as these shares do not participate in the earnings of Nxu. For the three and nine months ended September 30, 2024 and 2023, Nxu’s basic and diluted net loss per share were the same because Nxu generated a net loss for each period and potentially dilutive securities are excluded from diluted net loss per share as a result of their anti-dilutive impact.

The following table presents the calculation of basic and diluted net loss per share during the three and nine months ended September 30, 2024 and 2023 (dollars in thousands, except per share data):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Numerator:
Net loss	$(4,992)	$(10,437)	$(18,073)	$(37,341)

Denominator:
Weighted-average shares of Class A common stock outstanding	11,933,602	327,343	10,349,618	232,505
Net loss per share, basic and diluted	$(0.42)	$(31.88)	$(1.75)	$(160.60)

11.    Leases

Real Estate Leases

As of September 30, 2024, Nxu had operating leases for office space in Tempe, Arizona and warehouse space in Mesa, Arizona, which had initial terms of two years and five years, respectively. Both lease terms expire in 2025. In June 2024, Nxu listed and began to actively market both leased properties for sublease.

Right-of-use assets related to these real estate leases are not considered held for sale; however, they are no longer being fully utilized for purposes of Nxu’s continuing operations. As the nature and extent of Nxu’s use of these leases

NXU, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

11.    Leases (cont.)

changed in the second quarter of 2024, management’s projections of future cash flows related to the underlying assets changed as of June 30, 2024. As such, and in accordance with ASC 360, Nxu compared the carrying amount of the lease right-of-use assets to their respective estimate of future undiscounted cash flows and recorded an impairment loss totaling $0 and $0.55 million for the three and nine months ended September 30, 2024, respectively.

Equipment Lease

As of June 30, 2024, Nxu had an operating lease for equipment used primarily for battery manufacturing in its leased warehouse space in Mesa, Arizona. The lease had initial terms of two years and an original expiration date of December 2025. The nature and extent of Nxu’s use of this lease changed in the second quarter of 2024, and thus management’s projections of future cash flows related to the underlying assets changed as of June 30, 2024. As such, and in accordance with ASC 360, Nxu compared the carrying amount of the lease right-of-use assets to their fair value, based on estimates of Auction sale proceeds, less costs of sell, and recorded an impairment loss totaling $0.54 million as of June 30, 2024.

On July 3, 2024, Nxu executed an agreement to cancel its equipment lease contract and subsequently purchased all equipment held under the lease (“Equipment Purchase Agreement”) for a total purchase price of approximately $1.7 million. Upon cancelation of the equipment lease, Nxu recorded a loss on lease cancelation of approximately $0.3 million for the three and nine months ended September 30, 2024.

Under the terms of the Equipment Purchase Agreement, title of all assets held under the equipment lease transferred to Nxu. Upon entering into the Equipment Purchase Agreement, Nxu classified all assets acquired as held for sale and subsequently sold substantially all of those assets in the Auction held on August 13, 2024. See Note 4 — Assets Held for Sale for additional information related to Nxu’s Auction results and assets classified as held for sale as of September 30, 2024.

12.    Commitments and Contingencies

Registration Rights

The holders of the Convertible Notes (as defined below) have registration rights that require Nxu to register the sale of their debt securities held by them pursuant to a registration rights agreement, as amended, that was signed in conjunction with the Convertible Notes.

Contingencies

Nxu is not currently subject to any material legal proceedings, nor, to Nxu’s knowledge, are any material legal proceedings threatened against Nxu. From time to time, Nxu may be a party to certain legal or regulatory proceedings in the ordinary course of business. While the outcome of any such future legal or regulatory proceedings cannot be predicted with certainty, management does not expect that any such future proceedings will have a material effect on Nxu’s financial condition or results of operations.

NXU, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

13.    Stock-based Compensation and Common Stock

Stock-based Compensation

A summary of stock-based compensation expense recognized during the three and nine months ended September 30, 2024 and 2023 is as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Restricted stock units (classified as liabilities)	$404	$1,751	$1,190	$3,042
Restricted stock units (classified as equity)	—	758	(22)	1,037
Stock options	691	1,838	4,029	11,768
Total stock-based compensation	1,095	4,347	5,197	15,847
Stock-based compensation capitalized to property and equipment	—	(172)	(67)	(172)
Stock-based compensation, net of capitalized amount	$1,095	$4,175	$5,130	$15,675

As of September 30, 2024, the total unrecognized compensation related to outstanding stock option awards and restricted stock units (“RSUs”) was $2.6 million, which Nxu expects to recognize over a weighted-average period of approximately 0.9 years. Total unrecognized stock-based compensation will be adjusted for actual forfeitures.

During the three months ending March 31, 2023, Nxu issued 573 shares of its Class A common stock to a vendor for services rendered and recognized $0.1 million of expense related to this issuance.

On October 31, 2023, Nxu’s board of directors approved an amendment to certain existing stock-based compensation grant agreements to delay the vesting of service-based liability-classified RSU awards that would have vested between October and December 2023 to vest on January 31, 2024. The Nxu board of directors subsequently approved additional amendments in January, March and June 2024 to further delay the vesting of the same RSUs, including vests between January 2024 and December 2024, until January 2025.

In March and May 2024, Nxu’s board of directors approved amendments to certain existing Independent Director grant agreements to delay the vesting of service-based liability-classified Director RSU awards that would have vested between March 31, 2024 and December 31, 2024 until January 31, 2025 (collectively with the amendments to stock-based compensation grants agreements discussed above, the “Amendments”).

As of the dates of the Amendments, Nxu determined there was no incremental value of the awards in connection with the Amendments. Additionally, as all employees and Directors affected by the Amendments were still providing service as of the original vest dates, Nxu determined it was probable they would meet the service requirements, and their awards would vest within the initial vesting period of the awards. Therefore, Nxu recognized stock-based compensation expense at the fair value of the awards through the initial vesting dates. The amended awards will remain classified in liabilities in the consolidated balance sheets of Nxu until they are settled in a variable number of shares.

On February 23, 2024 (the “Exchange Date”), the compensation committee of the Nxu board of directors authorized a mandatory Exchange Program (the “RSU Exchange Program”) to provide for the cancellation and exchange of approximately $0.4 million of stock-based compensation related to unvested RSUs (“Exchanged RSUs”), previously recorded as liabilities within the unaudited condensed consolidated balance sheets, for an option to purchase shares of Class A common stock of Nxu (“Exchange Option”). Nxu accounts for the effects of the RSU Exchange Program as a modification of liability-classified awards in accordance with ASC 718.

Pursuant to the RSU Exchange Program, Nxu granted 1,117,457 Exchange Options to employees, which were scheduled to vest in equal amounts on March 31, 2024 and June 30, 2024. The Exchange Options had an initial fair value of $0.7 million, which is equal to the fair value of the Exchanged RSUs at the Exchange Date, and as such no additional

NXU, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

13.    Stock-based Compensation and Common Stock (cont.)

compensation cost was recorded as a result of the modification on the Exchange Date. Concurrently with the grant of the Exchange Options, Nxu granted 553,236 additional stock options with a fair value of $0.3 million to employees, which were scheduled to vest in equal amounts on June 30, 2024 and September 30, 2024. Both the Exchange Options and the additional options are classified as equity awards. As of September 30, 2024, 628,776 Exchange Options and 69,808 additional stock options were vested with a fair valuing totaling approximately $0.4 million. As of September 30, 2024, a total of 972,109 Exchange Options and additional stock options were forfeited.

On October 23, 2024, the existing RSUs subject to the Amendments were further amended such that, following the signing of the Merger Agreement, Nxu agreed to deliver such RSUs to the RSU holders in installments in such amounts as Nxu determines may be delivered to such holders without jeopardizing Nxu’s ability to continue as a going concern. See Note 17 — Subsequent Events for additional information.

On October 23, 2024, concurrently with the signing of the Merger Agreement, Nxu entered into a Board of Directors Agreement (collectively, the “Board of Directors Agreements”) with each of Jessica Billingsley and Britt Ide (each a “Non-Employee Director”), pursuant to which, among other things, each Non-Employee Director will be granted 591,715 RSUs under the Amended Incentive Plan (as defined below). See Note 17 — Subsequent Events for additional information.

Nxu Executives hold stock options under the Amended Incentive Plan and/or the Stock Option Plan of Atlis Motor Vehicles, Inc. Pursuant to compensation-related agreements entered into on October 23, 2024, Nxu Executives have agreed to forfeit all outstanding stock options, whether vested or unvested, for no consideration immediately prior to a change in control of Nxu, provided the per share exercise price, as adjusted to reflect any changes in Nxu’s capitalization between October 23, 2024 and the date on which a change in control of Nxu occurs, remains in excess of Nxu’s closing stock price on the trading day immediately preceding the date on which the change in control of Nxu occurs.

2023 Omnibus Incentive Plan

On May 12, 2023, Nxu adopted the 2023 Omnibus Incentive Plan (the “Plan”). The purposes of the Plan are to (a) encourage the growth of Nxu through short and long-term incentives that are consistent with Nxu’s objectives; (b) give participants an incentive for excellence in individual performance; (c) promote teamwork among participants; and (d) give Nxu a significant advantage in attracting and retaining key employees, directors and consultants. To accomplish such purposes, the Plan provides that Nxu may grant (i) options, (ii) stock appreciation rights, (iii) restricted shares, (iv) RSUs, (v) performance-based awards (including performance-based restricted shares and RSUs), (vi) other share-based awards, (vii) other cash-based awards or (viii) any combination of the foregoing. The Plan was originally adopted in connection with the consummation of Nxu’s Reorganization Merger as contemplated by that certain agreement and plan of merger, dated as of April 14, 2023, by and among Nxu, Atlis, and such other parties to the agreement.

With respect to awards granted under the Plan and in accordance with the Plan, Nxu’s board of directors (or the “Administrator”) is authorized to deliver an aggregate of 350 million shares of common stock to be reserved and available for issuance under the Plan (the “Initial Share Limit”), which includes (i) 250 million shares of common stock available for new issuances under the Plan and (ii) 100 million shares of common stock relating to a portion of outstanding stock options and RSUs assumed by Nxu in connection with the Reorganization Merger; provided, that the total number of shares of common stock that will be reserved, and that may be issued, under the Plan will automatically increase on the first trading day of each calendar year, beginning with calendar year 2024, by a number of common shares equal to five percent (5%) of the total number of outstanding shares on the last day of the prior calendar year. Notwithstanding the foregoing, the Administrator may act prior to January 1 of a given year to provide that there will be no such increase in the share reserve for that year or that the increase in the share reserve for such year will be a lesser number of common shares than provided herein.

NXU, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

13.    Stock-based Compensation and Common Stock (cont.)

At the 2024 Annual Meeting of Stockholders of Nxu held on August 14, 2024 (the “2024 Annual Meeting”), the stockholders of Nxu approved the amendment and restatement of the Nxu, Inc. 2023 Omnibus Incentive Plan (the “Amended Incentive Plan”). The primary purposes of the amendment and restatement are to (i) increase the number of shares of Class A common stock of Nxu available for issuance under the Amended Incentive Plan by an additional 48,000,000 shares, and (ii) extend the last date on which awards can be made under the Amended Incentive Plan to August 13, 2034.

Common Stock

Organizational Structure

As described in Note 1 — Organization and Basis of Presentation, on May 12, 2023, Atlis completed its Reorganization Merger to Nxu. At the effective time of the Reorganization Merger, all of the issued and outstanding shares of Atlis’s Class A common stock, par value $0.0001 per share (“Atlis Class A Common Stock”) were converted automatically on a one-for-one basis into shares of Nxu’s Class A common stock, par value $0.0001 per share (“Nxu Class A Common Stock”) and all of the issued and outstanding shares of Atlis’s Class D common stock, par value $0.0001 per share (“Atlis Class D Common Stock” and, together with Atlis Class A Common Stock, “Atlis Common Stock”) were converted automatically on a one-for-one basis into shares of Nxu’s Class B common stock, par value $0.0001 per share (“Nxu Class B Common Stock” and, together with Nxu Class A Common Stock, “Nxu Common Stock”), and, as a result, the current stockholders of Atlis automatically became stockholders of Nxu, holding the same number and percentage of shares of Nxu Common Stock as they held of Atlis Common Stock as of immediately prior to the Reorganization Merger.

Issuance and conversion of shares of common stock pursuant to the Reorganization Merger are considered transactions between entities under common control. As a result, the unaudited condensed consolidated financial statements for periods prior to these transactions have been adjusted to combine the previously separate entities for presentation purposes.

Except as otherwise required by applicable law, and the voting rights described below, shares of Class A common stock and Class B common stock have the same rights, privileges and powers, rank equally, share ratably and be identical in all respects and as to all matters. The voting, dividend, liquidation and other rights, powers and preferences of the holders of Class A common stock and Class B common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock of any series as may be designated by the board of directors of Nxu upon any issuance of the preferred stock of any series.

In addition, at the effective time of the Reorganization Merger, (i) each outstanding option to purchase shares of Atlis Class A Common Stock (“Atlis Option”), whether vested or unvested, automatically converted into an option to purchase shares of Nxu Class A Common Stock (a “Nxu Option”) and (ii) each outstanding Atlis RSU (an “Atlis Restricted Share”), whether vested or unvested, automatically converted into an RSU of Nxu (a “Nxu RSU”). Each Nxu Option is subject to terms and conditions consistent with the Employee Stock Option Plan and the applicable Atlis Option award agreement as in effect immediately prior to the effective time. Each Nxu RSU is subject to terms and conditions consistent with the applicable Atlis RSU award agreement as in effect immediately prior to the effective time.

At the effective time of the Reorganization Merger, (i) each outstanding Senior Secured Original Issue 10% Discount Convertible Promissory Note (an “Atlis Note”) convertible into shares of Atlis Class A Common Stock automatically converted into a Senior Secured Original Issue 10% Discount Convertible Promissory Note convertible into shares of Nxu Class A Common Stock (a “Nxu Note”) and (ii) each outstanding warrant to purchase shares of Atlis Class A Common Stock (an “Atlis Warrant”) automatically converted into a warrant to purchase shares of Nxu Class A Common Stock (a “Nxu Warrant”). Each Nxu Note is subject to terms and conditions consistent with the applicable Atlis Note as in effect immediately prior to the effective time. Each Nxu Warrant is subject to terms and conditions consistent with the applicable Atlis Warrant as in effect immediately prior to the effective time.

NXU, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

13.    Stock-based Compensation and Common Stock (cont.)

At the 2024 Annual Meeting, the stockholders of Nxu approved an amendment to Nxu’s Certificate of Incorporation as amended (the “Certificate of Incorporation”). In connection with such approval, on August 16, 2024, Nxu filed a Certificate of Amendment of Certificate of Incorporation (the “Charter Amendment”) with the Secretary of State of the State of Delaware that amends Article V of the Certificate of Incorporation in its entirety in order to provide that Nxu expressly elects to be governed by Section 242(d) of the Delaware General Corporation Law (“Section 242(d)”), which permits a corporation to increase or decrease the authorized number of shares of class of stock, or to reclassify by combining the issued shares of a class of capital stock into a lesser number of issued shares (that is, a reverse stock split) if, among other things, (a) the class of stock is listed on a national securities exchange and will meet the listing requirements of that exchange relating to the minimum number of holders immediately after the amendment becomes effective and (b) the votes cast “for” the amendment exceed the votes cast “against” the amendment at a meeting at which a quorum of the stockholders is present in person or by proxy. As a result, so long as the requirements of Section 242(d) are satisfied, increases or decreases to the number of shares of Nxu’s Class A common stock, and reverse splits of Nxu’s Class A common stock, may be approved by the votes cast standard described above. Broker non-votes, abstentions, and shares not present in person or by proxy at a stockholder meeting would have no effect on the outcome of whether these amendments are approved by stockholders.

In 2022, Nxu began issuing Class B shares of common stock. These shares are not traded openly nor available for sale to the public. Class B shares are offered only to the (1) Chief Executive Officer and (2) President of Nxu. At all meetings of stockholders and on all matters submitted to a vote of stockholders of Nxu generally, each holder of Class A common stock, as such, shall have the right to one (1) vote per share of Class A common stock held of record by such holder and each holder of Class B common stock, as such, shall have the right to ten (10) votes per share of Class B common stock held of record by such holder. The shares of Class B common stock are not entitled to receive any dividends or any distribution upon voluntary or involuntary liquidation, dissolution or winding up of the affairs of Nxu. Class B shares are not convertible, are deemed to have no economic value, and upon a holder’s cessation of service to Nxu, such holder shall, on the one-year anniversary of such cessation, surrender to Nxu for no consideration all shares of Class B shares owned by such holder.

Common Stock Offerings

On February 21, 2023, Nxu completed a public offering of 0.1 million units at a public offering price of $234.00 per unit (the “February 2023 Offering”). Each unit consists of one share of Class A common stock, Series A warrants to purchase 0.65 shares of Class A common stock (the “Series A Warrants”), and Series B warrants to purchase 0.75 shares of Class A common stock (the “Series B Warrants”). See Note 14 — Convertible Notes and Warrant Liability for more information regarding the Series A and Series B warrants. Proceeds from the offering, net of offering costs, were approximately $12.0 million.

On August 11, 2023, Nxu completed a public offering of 0.1 million units at an offering price of $45.00 per unit (the “August 2023 Offering”). Each unit consists of one share of Class A common stock (or a pre-funded warrant in lieu thereof) and one common warrant, with each warrant exercisable for two shares of Class A common stock at an exercise price of $45.00 per share (the “August 2023 Warrants). See Note 14 — Convertible Notes and Warrant Liability for more information regarding the August 2023 Warrants. Proceeds from the offering, net of offering costs, were approximately $4.5 million.

On September 27, 2022, a stock purchase agreement between Nxu and GEM Global Yield LLC SCS and GEM Yield Bahamas Limited, respectively (together, “GEM Global”) became effective whereby GEM Global committed to purchase up to $300.0 million in shares of Nxu’s Class A common stock for up to three 3 years (the “GEM Stock Purchase Facility”). In connection with the GEM Stock Purchase Facility, GEM Global would earn a commitment fee proportionate to number of shares sold in the first year, or a $6.0 million commitment fee on September 27, 2023 if no shares were sold. As of September 27, 2023, Nxu had not sold any shares under the GEM Stock Purchase Facility and, as such, registered 0.3 million Class A common shares, 0.2 million of which were immediately issuable to GEM

NXU, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

13.    Stock-based Compensation and Common Stock (cont.)

Global for payment of the commitment fee. Additionally, in connection with the share registration, approximately 2 thousand warrants were issuable to GEM Global. On October 2, 2023, 0.2 million shares of Class A common stock and 2 thousand common stock warrants were issued to GEM Global.

On October 23, 2023, Nxu completed a public offering of 0.6 million shares of its Class A common stock at an offering price of $5.25 per share. Proceeds from the offering, net of offering costs, were approximately $2.6 million.

In November 2023, Nxu launched its ATM pursuant to its shelf registration on Form S-3 for sale from time to time of up to $75.0 million of Class A common stock. As of September 30, 2024, Nxu has issued and sold approximately 9.1 million shares of its Class A common stock, resulting in $14.0 million of proceeds, net of commissions and offering costs.

Series A Convertible Preferred Stock

Share Exchange Agreement with Lynx Motor Corporation

On December 27, 2023, Nxu entered into a share exchange agreement (the “Share Exchange Agreement”) with Lynx, pursuant to which Lynx sold to Nxu, and Nxu purchased from Lynx, a number of newly issued shares of Lynx representing 15% of the issued and outstanding equity interests in Lynx in exchange for 1,000 newly issued shares of series A convertible preferred stock, par value $0.0001 per share, of Nxu (the “Series A Convertible Preferred Stock” or “Series A Convertible Preferred Shares”). Each Series A Convertible Preferred Share is convertible into 1,000 shares of Class A common stock, par value $0.0001 per share, of Nxu for a conversion price of $3.00 per share. The Share Exchange Agreement contains customary representations and warranties by Nxu. As a part of the transaction, Nxu designated one person to serve on the board of directors of Lynx. Nxu’s investment in Lynx is presented within investment in Lynx at the fair market value of the Series A Convertible Preferred Stock on the transaction date, with the corresponding issuance of Series A Convertible Preferred Stock presented within stockholders’ equity in the unaudited condensed consolidated balance sheets.

On January 29, 2024, Nxu registered 1.0 million shares of Class A common stock, par value $0.0001, pursuant to the terms of its Share Exchange Agreement with Lynx, under which Nxu sold to Lynx 1,000 shares of Series A convertible preferred stock, par value $0.0001, which are convertible into shares of Class A common stock. Nxu did not sell any shares of its Class A common stock and received no proceeds from the offering. On February 8, 2024, Lynx converted all the Series A Convertible Preferred Stock into 1.0 million shares of Class A common stock.

Nxu assessed its investment in Lynx determining that Lynx’s fair value had deteriorated due to its delay in vehicle production and related sales and its need to raise capital through discounted equity offerings to fund continuing operations. In accordance with ASC 321, Equity Investments, Nxu performed a qualitative assessment of various impairment indicators, including proposed terms for a discounted private funding round, and concluded the investment in Lynx was impaired as of September 30, 2024. As a result, and since the impairment charge was both probable and reasonably estimable as of September 30, 2024, Nxu recognized an estimated impairment loss equal to the difference between the fair value of the investment and its carrying amount. An impairment charge of $0.98 million was recorded within other (loss) income, net in the condensed consolidated statements of operations for the three and nine months ended September 30, 2024. Nxu will adjust the amount of the impairment charge, as necessary, based upon finalizing the valuation during the fourth quarter of fiscal 2024.

Concurrently with the Share Exchange Agreement, Lynx issued a non-interest bearing promissory note (“Note”) in the principal amount of $0.3 million to Lynx in exchange for $0.3 million in immediately available funds from Nxu. The Note was originally due and payable by June 2024 and is presented in notes receivable from related party in the unaudited condensed consolidated balance sheets. Effective June 28, 2024, Nxu and Lynx agreed to amend the terms of the Note, which was extended to be repaid over nine months at an annual interest rate of 8% (the “Amended Note”). Scheduled payments on the Amended Note included an upfront principal payment of $20,000, which was due and paid upon execution of the amendment, eight payments of $20,000 in principal and interest from July 2024

NXU, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

13.    Stock-based Compensation and Common Stock (cont.)

to February 2025, and a lump sum payment of the remaining principal and interest of approximately $0.08 million due no later than March 27, 2025. Pursuant to the Notice of Promissory Note Default; Demand (the “Notice of Default”) dated September 9, 2024, Lynx is in default on repayment of the Amended Note. As of the date of this proxy statement/proxpectus, Nxu is engaged in further discussion with Lynx about the terms of the Amended Note, which is due immediately.15 Ongoing discussions contemplate Lynx’s offer to make payment on the note in shares of Lynx, rather than in cash funds. While management of Nxu is actively participating in negotiations, Nxu currently intends to pursue recovery of the note in full, including accrued interest, in cash; however, Nxu has recognized an allowance for estimated losses of $0.2 million as of September 30, 2024.

The total number of shares of all classes of capital stock which Nxu has authority to issue is 5.0 billion shares, consisting of (1) 5.0 billion authorized shares of common stock, including (a) 4.0 billion authorized shares of Class A Common Stock, (b) 1.0 billion authorized shares of Class B common stock and (2) 10.0 million authorized shares of preferred stock, par value $0.0001 per share.

14.    Convertible Notes and Warrant Liability

Convertible Notes

On November 3, 2022, Nxu entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (collectively, the “Investors”), pursuant to which Nxu agreed to issue to the Investors Senior Secured Original Issue 10% Discount Convertible Promissory Notes (“Convertible Notes” or “Notes”) and common stock warrants to purchase a number of shares of Nxu’s Class A common stock equal to 30% of the face value of the Notes divided by the volume weighted average price (“VWAP”), in three tranches.

The Convertible Notes are convertible solely into Class A common stock of Nxu at a conversion price of (a) $2,250 per share (“Fixed Conversion Price”) or (b) 92.5% of the average of the three lowest daily VWAP of the common stock during the ten-trading day period (“Variable Conversion Price”), whichever is lower. The Fixed Conversion Price includes a one-time reset at the six-month anniversary of the Original Issuance Date (the “Reset Date”) to the lower of the conversion price (with the Variable Conversion Price determined as if the conversion notice was delivered on the Reset Date) and 130% of the daily VWAP of the common stock for the trading day immediately prior to the Reset Date.

All Convertible Notes and related common stock warrants, by written agreement, provide for a beneficial ownership limitation cap of 4.99% shares of the total issued and outstanding common stock of Nxu, at any given time. Upon an event of default, the Convertible Notes earn interest at a rate of 10% per annum.

First Tranche

On November 3, 2022, Nxu issued the first tranche of the Convertible Notes in the aggregate principal amount of $10.0 million and common stock warrants to purchase up to an aggregate of 1,543 shares of Class A common stock (the “First Tranche”) to the Investors pursuant to the Purchase Agreement for net proceeds of $9.0 million. These Convertible Notes have a maturity date of 24 months from the issuance date. Subsequently, upon reaching the Reset Date, the exercise price of the remaining balance was changed to $96.05 per share. These Convertible Notes are secured by a first priority security interest in all of the assets of Nxu.

On January 5, 2023, Nxu entered into an amendment to the Purchase Agreement (the “Purchase Agreement Amendment”), pursuant to which Nxu and each Investor agreed, among other things, to amend the terms and conditions of the second tranche of funding and terminate the third tranche of funding contemplated under the Purchase

____________

15      Nxu: Please confirm.

NXU, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

14.    Convertible Notes and Warrant Liability (cont.)

Agreement. In connection with the Purchase Agreement Amendment, Nxu also issued a warrant to the Investors to purchase up to an aggregate of 3,587 shares of Nxu’s Class A common stock (the “Purchase Agreement Amendment Tranche”).

Second Tranche

On January 27, 2023, the Investors exercised their rights to purchase the allowable amounts under the Purchase Agreement Amendment and Nxu issued the second tranche of the Convertible Notes in the aggregate principal amount of $10.0 million and common stock warrants to purchase up to an aggregate of 6,281 shares of Class A common stock (the “Second Tranche”) to the Investors pursuant to the Purchase Agreement for net proceeds of $9.0 million. These Convertible Notes have a maturity date of 24 months from the issuance date. Subsequently, upon reaching the Reset Date, the exercise price of the remaining balance was changed to $112.32 per share.

Nxu elected the fair value option to account for the Convertible Notes, as further discussed in Note 15 — Fair Value. As such, Nxu recorded the Convertible Notes at fair value and subsequently remeasures them at fair value at each reporting date. Changes in fair value are recognized as a component of other income (expense), net in the unaudited condensed consolidated statements of operations.

Estimated activity related to Nxu’s Convertible Notes during the six-month period ended September 30, 2024 were as follows (in thousands):

Nine Months Ended September 30, 2024
Balance at December 31, 2023	$10
Convertible Notes issued during the period	—
Conversions	—
Payments	—
Change in fair value measurement	—
Convertible Notes liability at September 30, 2024	$10

Warrant Liability

As discussed in previous sections of this proxy statement/prospectus, Nxu has issued warrants in connection with various capital raises. The following tables summarizes Nxu’s warrants outstanding as of September 30, 2024 and December 31, 2023:

	First Tranche	Purchase Agreement Amendment	Second Tranche	Series B	August 2023	GEM Warrants
December 31, 2023	1,543	3,587	6,281	33,605	62,223	2,270
Issued	—	—	—	—	—	—
Exercised	—	—	—	—	—	—
September 30, 2024	1,543	3,587	6,281	33,605	62,223	2,270

NXU, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

14.    Convertible Notes and Warrant Liability (cont.)

Common Stock Warrants	Issue Date	Reset Date	Exercise Price at Issuance		Reset Exercise Price
First Tranche	11/3/2022	5/3/2023	$2,250		$88.65
Purchase Agreement Amendment	1/5/2023	6/5/2023	$2,250		$87.38
Second Tranche	1/27/2023	7/30/2023	$2,250		$103.68
Series A	2/21/2023	No Reset	$—		N/A
Series B	2/21/2023	No Reset	$234	(1)	N/A
August 2023	8/11/2023	No Reset	$45	(2)	N/A
GEM Warrants	10/2/2023	No Reset	$26.54		N/A

____________

(1)      Excludes 4,800 of remaining warrants authorized to exercise for no consideration, as discussed below.

(2)      Excludes pre-funded warrants, as discussed below.

In connection with the issuance of the Convertible Notes, the Investors received a number of common stock warrants equal to 30% of the face value of the Convertible Notes divided by the VWAP prior to the applicable closing date. The common stock warrants entitle the holder to purchase one share of Nxu’s Class A common stock at the exercise price of a) $2,250 per share (“Exercise Price”) or (b) 92.5% of the average of the three lowest daily VWAP of the common stock during the ten-trading day period (“Variable Exercise Price”), whichever is lower. The Exercise Price included a one-time reset at the six-month anniversary of the initial exercise date (the “Reset Date”) to the lower of the initial Exercise Price and 120% of the daily VWAP on the trading day prior to the Reset Date. The common stock warrants issued in First Tranche, Purchase Agreement Amendment Tranche, and Second Tranche have a five-year exercise period from their respective issuance date. Subsequently to their issuance, upon reaching the Reset Date, the Exercise Price of these warrants was changed to $88.65, $87.38, and $103.68 per share for the First Tranche, Purchase Agreement Amendment Tranche, and Second Tranche, respectively.

As discussed in Note 13 — Stock-based Compensation and Common Stock, in connection with the February 2023 Offering, the purchasing shareholders received Series A and Series B Warrants with each Class A common share issued. All Series A warrants were exercised following issuance for no consideration. The Series B Warrants were exercisable upon completion of the Reorganization Merger and will expire five years from the merger date.

As discussed in Note 13 — Stock-based Compensation and Common Stock, in connection with the August 2023 Offering, the purchasing shareholders received August 2023 Warrants with each Class A common share issued. Nxu also issued pre-funded warrants (the “Pre-Funded Warrants”) which were immediately exercisable for one share of Class A common stock at an Exercise Price of $0.0001 and do not expire until exercised. The August 2023 Warrants were immediately exercisable and expire three years from the date of issuance. All of these Pre-Funded Warrants were exercised in 2023.

In connection with the August 2023 Offering, Nxu amended existing Series B warrant agreements to authorize certain Investors to purchase 12,865 shares of Nxu Class A common stock for no consideration. As of September 30, 2024, 8,065 of these Series B warrants were exercised. Series B warrants are accounted for as liabilities and the fair market value of the warrants is remeasured at the end of every reporting period. As such, the change in the valuation of the liabilities related to the Series B warrant agreements are reflected in Nxu’s unaudited condensed consolidated balance sheets as of September 30, 2024.

The First Tranche, Purchase Agreement Amendment tranche, Second Tranche, Series A, Series B, and August 2023 Warrants (together, the “Common Stock Warrants”) contain a feature that precludes them from being considered indexed to Nxu’s own stock and therefore are accounted for as liabilities in Nxu’s unaudited condensed consolidated

NXU, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

14.    Convertible Notes and Warrant Liability (cont.)

balance sheets. Nxu records the Common Stock Warrants at fair value and subsequently remeasures unexercised warrants to fair value at the reporting date, and further discussed in Note 15 — Fair Value. Estimated activity related to Nxu’s warrants during the six-month period ended September 30, 2024 were as follows (in thousands):

September 30, 2024
Balance at December 31, 2023	$55
Warrants issued during the period	—
Warrants exercised during the period	—
Change in fair value measurement	(49)
Warrant liability at September 30, 2024	$6

15.    Fair Value

The following table presents information about Nxu’s liabilities that are measured at estimated fair value on a recurring basis at September 30, 2024 and December 31, 2023, and indicates the fair value hierarchy of the valuation inputs Nxu utilized to determine such fair value (in thousands).

Description:	Level	September 30, 2024	December 31, 2023
Convertible Notes	3	$10	$10
Warrant liability	3	6	55
Convertible Notes and warrant liability, at fair value		$16	$65

Convertible Notes

The following table provides the estimated fair value and contractual principal balance outstanding of the Convertible Notes accounted for under the fair value option as of September 30, 2024 and December 31, 2023:

	September 30, 2024	December 31, 2023
Convertible Notes fair value	$10	$10
Convertible Notes, contractual principal outstanding	10	10
Fair value less unpaid principal balance	$—	$—

As of September 30, 2024 and December 31, 2023, the Second Tranche of Convertible Notes was fully converted, and a nominal amount of the First Tranche was outstanding.

Warrant Liability

The following tables provide quantitative information regarding Level 3 fair value measurements for Common Stock Warrants as of September 30, 2024 and December 31, 2023.

	September 30, 2024
	First Tranche	Purchase Agreement Amendment	Second Tranche	Series B Warrants	August 2023	GEM Warrants
Risk-free interest rate	4.33%	4.33%	4.33%	4.46%	4.33%	4.33%
Time to expiration (in years)	3.34	3.51	3.51	3.64	2.11	1.16
Expected volatility	85%	85%	85%	85%	85%	85%
Dividend yield	—	—	—	—	—	—
Stock price	$0.37	$0.37	$0.37	$0.37	$0.37	$0.37
Exercise price	$88.65	$87.38	$103.68	$234.00	$45.00	$26.54

NXU, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

15.    Fair Value (cont.)

	December 31, 2023
	First Tranche	Purchase Agreement Amendment	Second Tranche	Series B Warrants	August 2023	GEM Warrants
Risk-free interest rate	3.84%	3.84%	3.84%	3.91%	3.84%	3.84%
Time to expiration (in years)	3.84	4.01	4.01	4.14	2.61	1.66
Expected volatility	90%	90%	90%	125%	85%	90%
Dividend yield	—	—	—	—	—	—
Stock price	$2.30	$2.30	$2.30	$2.30	$2.30	$2.30
Exercise price	$88.65	$87.38	$103.68	$234.00	$45.00	$26.54

16.    Restructuring Costs

During the second quarter of 2024, management began considering necessary actions it may take due to its limited ability to raise additional capital or generate cash flows from operations to support future operations and growth. On May 10, 2024, Nxu significantly reduced its headcount across Product, Engineering, Manufacturing, and General & Administrative functions as a cost saving and cash preserving measure. Additionally, other cost saving measures were implemented, including preparing assets for sale, negotiating lease terminations and accounts payables balances, and cleaning and vacating unneeded leased space.

Severance and other benefits were provided to employees terminated in this action during the three months and nine months ended September 30, 2024, totaling $0.0 million and $0.8 million, respectively, with no future amounts accrued or expected to be paid. Additionally, Nxu incurred costs for clean-up of the leased warehouse facility in Mesa, Arizona during the three and nine months ended September 30, 2024 of $0 and $0.02 million, respectively. These costs are included in general and administrative expenses in the condensed consolidated statements of operations.

Management also assessed long-lived fixed assets and lease right-of-use assets held for use for indicators of impairment and recorded resulting losses during the three and nine months ended September 30, 2024. In connection with the Equipment Purchase Agreement, Nxu recorded a loss on lease cancelation during the three months ended September 30, 2024, with no future amounts accrued or expected to be paid. In addition, Nxu’s investment in Lynx was assessed for indicators of impairment and resulting losses were recorded during the three and nine months ended September 30, 2024. See Note 4 — Assets Held for Sale, Note 5 — Fixed Assets, Note 11 — Leases and Note 13 — Stock-based Compensation and Common Stock for information about the above actions.

The following table presents the effects of the above actions on the condensed consolidated statement of operations for the three months ended September 30, 2024 (in thousands):

	Employee Severance	Warehouse Clean Up	Impairment of Assets Held for Use and ROU Assets	Impairment of Assets Held for Sale, net of Recoveries	Impairment of Investment in Lynx	Loss on Sale of Held for Sale Assets	Loss on Equipment Lease Cancelation	Total
General and administrative	$0	$0	$0	$0	$0	$0	$0	$0
Total operating expenses	$0	$0	$0	$0	$0	$0	$0	$0
Total other loss (income), net	$0	$0	$0	$191	$975	$531	$266	$1,963
Total restructuring costs	$0	$0	$0	$191	$975	$531	$266	$1,963

NXU, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

16.    Restructuring Costs (cont.)

The following table presents the effects of the above actions on the condensed consolidated statements operations for the nine months ended September 30, 2024 (in thousands):

	Employee Severance	Warehouse Clean Up	Impairment of Assets Held for Use and ROU Assets	Impairment of Assets Held for Sale, net of Recoveries	Impairment of Investment in Lynx	Loss on Sale of Held for Sale Assets	Loss on Equipment Lease Cancelation	Total
General and administrative	$799	$21	$0	$0	$0	$0	$0	$820
Total operating expenses	799	21	0	0		0	0	$820
Total other loss (income), net	$0	$0	$1,128	$794	$975	$531	$266	$3,694
Total restructuring costs	$799	$21	$1,128	$794	$975	$531	$266	$4,514

17.    Subsequent Events

Nasdaq Minimum Bid Price Exception Extension

On April 2, 2024, Nxu received a notice from Nasdaq stating that Nxu is not in compliance with the $1.00 minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on Nasdaq (the “Bid Price Requirement”). On October 1, 2024, Nxu received a second notice from Nasdaq confirming that Nxu is still not in compliance with the Bid Price Requirement as of September 30, 2024 and granting Nxu an additional 180 days, or until March 31, 2025, to regain compliance.

Merger with Verde Bioresins, Inc.

On October 23, 2024, Nxu, MergerSub I, Merger Sub II and Verde entered into the Merger Agreement, pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub I will merge with and into Verde, with Verde continuing as a wholly owned subsidiary of Nxu and the surviving corporation of the First Merger and promptly following the First Merger, Verde shall merge with and into Merger Sub II, with Merger Sub II continuing as the surviving entity of the Second Merger. The Boards of Directors of Nxu and Verde have both approved the Merger.

Subject to the terms and conditions of the Merger Agreement, (i) immediately prior to the effective time of the First Merger (the “Effective Time”), all outstanding convertible notes of Verde will be converted into shares of Verde common stock and all outstanding and unexercised Verde warrants will be exercised for shares of Verde common stock, and (ii) at the Effective Time, (a) each then-outstanding share of Verde common stock, other than any cancelled shares and dissenting shares, will be converted into the right to receive a number of shares of Nxu common stock, and (b) each then-outstanding and unexercised Verde option to purchase shares of Verde common stock, whether vested or unvested, will be assumed by Nxu and converted into an option to purchase a number of shares of Nxu common stock. The shares of Nxu common stock that will be issued to Verde stockholders and the number of shares of Nxu common stock underlying options that will be issuable to Verde option holders will be calculated using a formula in the Merger Agreement based on the enterprise value of each of Verde and Nxu. Verde has been ascribed an aggregate enterprise value of approximately $306.9 million, and Nxu’s aggregate enterprise value will be an amount equal to approximately $16.2 million less an amount equal to the excess of certain lease payments remaining unpaid at the closing of the Merger over Nxu’s cash balance at closing. Upon the closing of the Merger, assuming Nxu’s aggregate enterprise value is approximately $16.2 million, pre-Merger Verde stockholders will own approximately 95% of the combined company and pre-Merger Nxu stockholders will own approximately 5% of the combined company, in each case, on a fully-diluted and as-converted basis.

NXU, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

17.    Subsequent Events (cont.)

Consummation of the Merger, and the other transactions contemplated by the Merger Agreement, is subject to certain closing conditions, including, among other things, (i) approval by the requisite Nxu stockholders of the Nxu Proposals, (ii) approval by the requisite Verde stockholders of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, (iii) Nasdaq’s approval of the listing of the shares of Nxu common stock to be issued in connection with the Merger, and (iv) the Registration Statement having become effective in accordance with the Securities Act and not being subject to any stop order or proceeding seeking a stop order. In addition, immediately prior to the Effective Time, (i) except for Jessica Billingsley, each current director of Nxu will resign from the Nxu Board; (ii) each current officer of Nxu will resign from his or her position with Nxu; and (iii) each current officer of Verde will resign from his or her position with Verde. Immediately following the Effective Time, (i) the Nxu Board will consist of seven members, six of whom will be appointed by Verde and one of whom will be appointed by Nxu; and (ii) the officers of Verde (as of immediately prior to the Effective Time) will be appointed to serve as officers of Nxu in identical positions. Each party’s obligation to consummate the Merger is also subject to other specified customary conditions, including the accuracy of the representations and warranties of the other party (subject to certain materiality standards) and the performance in all material respects by the other party of its obligations under the Merger Agreement required to be performed on or prior to the date of the closing of the Merger.

The Merger Agreement contains certain termination rights, including, among others, (i) the mutual written consent of the parties, (ii) in the event that there is a breach by a party of any of its representations, warranties, covenants or agreements, which breach is not timely cured or curable, (iii) in the event that the Merger has not been consummated by March 31, 2025, (iv) in the event that the requisite approval of Nxu’s stockholders is not obtained upon a vote thereon (triggering Verde’s right to terminate), and (v) in the event that any governmental authority shall have taken action to restrain, enjoin or prohibit the consummation of the Merger, which action shall have become final and non-appealable. In addition, upon termination of the Merger Agreement by Verde by written notice to Nxu or by Nxu due to Verde’s failure to receive the requisite approval of Verde’s stockholders within 10 business days after the effectiveness of the Registration Statement, Verde will be required to pay Nxu a termination fee of $1.0 million. Further, Nxu may terminate the Merger Agreement prior to receipt of the requisite approval of Nxu’s stockholders to enter into a definitive agreement with respect to a Superior Proposal (as such term is defined in the Merger Agreement), provided that Nxu has provided Verde with at least five business days’ notice prior to such termination.

As soon as practicable following the Merger, Nxu will be renamed “Verde Bioresins, Corp.”, or such other name mutually agreed to by Nxu and Verde and will cause its current ticker symbol “NXU” to be changed to “VRDE” upon Nasdaq’s approval of the listing application.

Stock-based Compensation Modifications

On October 23, 2024 (the “Modification Date”), concurrently with the signing of the Merger Agreement, Nxu agreed to modify $2.3 million of stock-based compensation related to RSUs previously granted to certain employees of Nxu, the vesting of which have been delayed as of September 30, 2024, previously recorded as liabilities in the condensed consolidated balance sheets (the “Equity Modification”). Following the signing of the Merger Agreement, Nxu will deliver such RSUs to RSU holders in installments in such amounts as Nxu determines may be delivered without jeopardizing Nxu’s ability to continue as a going concern. Such RSUs will be delivered until the earlier of (a) the date all RSUs subject to delayed vesting have been delivered to the RSU holder or (b) the date that is no later than five business days prior to the closing of the Merger (the “Cut-Off Date”). Any RSUs that have not been delivered to the RSU holder as of the Cut-Off Date will be forfeited for no consideration. No RSUs will be settled if such settlement would cause a person to be subject to excise taxes imposed by Section 4999 of the Code, unless at Nxu and the individual’s request, Verde may consider permitting such RSUs to be settled upon receipt of satisfactory evidence that the individual has remitted to an escrow account the amount necessary to satisfy Nxu’s tax withholding obligations under Section 4999 upon the closing of the transaction contemplated by the Merger Agreement. In connection with the Equity Modification, RSUs previously granted to employees of Nxu with vest dates occurring after September 30, 2024 were canceled for no consideration.

NXU, INC. AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

17.    Subsequent Events (cont.)

On the Modification Date, Nxu and current and former members of the Nxu board of directors also agreed to the modification of $0.2 million of stock-based compensation related to RSUs granted to independent directors of Nxu and delayed as of September 30, 2024, previously recorded as liabilities in the condensed consolidated balance sheets. Following the signing of the Merger Agreement, Nxu will deliver RSUs to current and former independent directors that were granted as consideration for their prior service as members of the Nxu board of directors (the “Director Delayed RSUs”). Such Director Delayed RSUs shall be delivered in installments in such amounts as Nxu determines may be delivered to the current and former independent directors without jeopardizing Nxu’s ability to continue as a going concern. Such Director Delayed RSUs will be delivered until the earlier of (a) the date all Director Delayed RSUs have been delivered to the current or former independent director or (b) the Cut-Off Date. Any Director Delayed RSUs that have not been delivered as of the Cut-Off Date will be forfeited for no consideration.

Stock-based Compensation Granted to Non-Employee Directors

On October 23, 2024, concurrently with the signing of the Merger Agreement, Nxu entered into the Board of Directors Agreements with the Non-Employee Directors, pursuant to which each Non-Employee Director will receive a $15,000 per quarter cash stipend and each Non-Employee Director will be granted 591,715 RSUs under the Amended Incentive Plan. Such RSUs will vest as follows: (1) 147,928 RSUs are consideration for services rendered for the quarter ending September 30, 2024 and shall be immediately vested, (2) the remaining RSUs shall vest ratably at the end of each calendar quarter from December 31, 2024 until June 30, 2025, provided that the Non-Employee Director continues to serve on the Nxu Board on the applicable vesting date. Vesting of the RSUs granted to the Non-Employee Directors and quarterly Non-Employee Director stipend payments shall cease upon the closing of the Merger. The Board of Directors Agreements also amend outstanding equity awards as described above.

Annex A

AGREEMENT AND PLAN OF MERGER

dated as of

October 23, 2024

by and among

NXU, INC.,

Nxu Merger Sub, Inc.,

Nxu Merger Sub, LLC

and

VERDE BIORESINS, INC.

Annex A Page
Article I Certain Definitions		A-2
1.01	Definitions	A-2
1.02	Construction	A-13
Article II The Merger; Closing		A-14
2.01	The Merger	A-14
2.02	Effects of the Merger	A-14
2.03	Closing	A-14
2.04	Organizational Documents of the Company	A-15
2.05	Directors and Officers of the Company and Acquiror	A-15
Article III Effects of the Merger		A-16
3.01	Effect on Capital Stock	A-16
3.02	Effect on Company Equity Awards	A-16
3.03	Acquiror Equity Awards	A-16
3.04	Equitable Adjustments	A-17
3.05	Exchange of Company Certificates and Company Book-Entry Shares	A-17
3.06	Withholding	A-18
3.07	No Fractional Shares	A-18
3.08	Dissenting Shares	A-18
3.09	Company Merger Consideration Schedule	A-18
3.10	No Liability	A-19
Article IV Representations and Warranties of the Company		A-19
4.01	Organization, Standing and Corporate Power	A-19
4.02	Corporate Authority; Approval; Non-Contravention	A-19
4.03	Governmental Approvals	A-20
4.04	Capitalization	A-20
4.05	Subsidiaries	A-20
4.06	Financial Statements; Internal Controls	A-21
4.07	Compliance with Laws	A-21
4.08	Absence of Certain Changes or Events	A-22
4.09	No Undisclosed Liabilities	A-22
4.10	Information Supplied	A-22
4.11	Litigation	A-22
4.12	Contracts	A-22
4.13	Employment Matters	A-24
4.14	Employee Benefits	A-25
4.15	Taxes	A-26
4.16	Intellectual Property	A-27
4.17	Data Protection	A-28
4.18	Information Technology and Cybersecurity	A-29
4.19	Real Property	A-29
4.20	Corrupt Practices; Sanctions	A-30
4.21	Competition and Trade Regulation	A-31
4.22	Environmental Matters	A-31
4.23	Brokers	A-32
4.24	Affiliate Agreements	A-32
4.25	Insurance	A-32
4.26	COVID-19	A-32
4.27	Takeover Statutes and Charter Provisions	A-32

Annex A-i

Annex A Page
4.28	Board Approval; Stockholders’ Approval; Vote Required	A-32
4.29	No Other Representations or Warranties	A-32
Article V Representations and Warranties of Acquiror AND Merger Subs		A-33
5.01	Organization, Standing and Corporate Power	A-33
5.02	Corporate Authority; Approval; Non-Contravention	A-33
5.03	Governmental Approvals	A-34
5.04	Capitalization	A-34
5.05	Subsidiaries	A-35
5.06	Compliance with Laws	A-35
5.07	Absence of Certain Changes or Events	A-35
5.08	No Undisclosed Liabilities	A-35
5.09	Litigation	A-36
5.10	Contracts	A-36
5.11	Employment Matters	A-37
5.12	Employee Benefits	A-38
5.13	Taxes	A-39
5.14	Brokers	A-41
5.15	Acquiror SEC Reports; Financial Statements; Sarbanes-Oxley Act	A-41
5.16	Registration Statement	A-42
5.17	NASDAQ Stock Market Quotation	A-42
5.18	Intellectual Property.	A-42
5.19	Data Protection	A-43
5.20	Information Technology and Cybersecurity	A-44
5.21	Real Property	A-45
5.22	Corrupt Practices; Sanctions	A-46
5.23	Competition and Trade Regulation	A-46
5.24	Environmental Matters	A-46
5.25	Affiliate Transactions	A-47
5.26	Insurance	A-47
5.27	COVID-19	A-47
5.28	Takeover Statutes and Charter Provisions	A-47
5.29	No Other Representations or Warranties	A-47
Article VI Covenants of the Company		A-48
6.01	Conduct of Business	A-48
6.02	Inspection	A-50
6.03	Proxy Solicitation; Other Actions	A-50
6.04	Non-Solicitation; Acquisition Proposals	A-51
6.05	Company Lock-up	A-52
6.06	Litigation	A-52
6.07	Conversion of Company Notes; Exercise of Company Warrants	A-52
6.08	Company Support Agreement	A-52
6.09	Company Material Contract Consents	A-52
6.10	Voting Trust Transfer	A-52
6.11	Interim Financial Statements	A-52
Article VII Covenants of Acquiror		A-53
7.01	Indemnification and Insurance	A-53
7.02	Conduct of Acquiror During the Interim Period	A-53
7.03	Inspection	A-55
7.04	Acquiror NASDAQ Listing	A-55

Annex A-ii

Annex A Page
7.05	Acquiror SEC Filings	A-55
7.06	Section 16 Matters	A-55
7.07	Director and Officer Appointments	A-56
7.08	Exclusivity	A-56
7.09	Acquiror Plan	A-57
7.10	Stockholder Litigation	A-57
7.11	Acquiror Certificate of Incorporation Amendment	A-57
7.12	COBRA Coverage	A-57
7.13	Acquiror Material Contract Consents	A-57
Article VIII Joint Covenants		A-58
8.01	Support of Transaction	A-58
8.02	Preparation of Registration Statement; Acquiror Stockholders Meeting; Solicitation of Company Stockholder Approvals	A-58
8.03	Tax Matters	A-60
8.04	Confidentiality; Publicity	A-61
8.05	Financing Cooperation	A-61
8.06	Listing Application	A-62
Article IX Conditions to Obligations		A-62
9.01	Conditions to Obligations of All Parties	A-62
9.02	Additional Conditions to Obligations of Acquiror	A-63
9.03	Additional Conditions to the Obligations of the Company	A-63
Article X Termination/Effectiveness		A-64
10.01	Termination	A-44
10.02	Effect of Termination	A-65
Article XI Miscellaneous		A-65
11.01	Waiver	A-65
11.02	Notices	A-66
11.03	Assignment	A-66
11.04	Rights of Third Parties	A-66
11.05	Expenses	A-67
11.06	Governing Law	A-67
11.07	Captions; Counterparts	A-67
11.08	Schedules and Exhibits	A-67
11.09	Entire Agreement	A-67
11.10	Amendments	A-67
11.11	Severability	A-67
11.12	Jurisdiction; WAIVER OF TRIAL BY JURY	A-67
11.13	Enforcement	A-68
11.14	Non-Recourse	A-68
11.15	Non-survival of Representations, Warranties and Covenants	A-68

Exhibits

Exhibit A — Form of Company Support Agreement

Exhibit B — Form of Acquiror Support Agreement

Exhibit C — Form of Registration Rights Agreement

Exhibit D — Form of Company Lock-Up Agreement

Exhibit E — Form of Amended and Restated Certificate of Incorporation

Exhibit F — Form of FIRPTA Certificate

Exhibit G — Post-Closing Directors and Officers

Annex A-iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of October 23, 2024, is entered into by and among NXU, Inc. (“Acquiror”), Nxu Merger Sub, Inc., a Delaware corporation (“Merger Sub I”), Nxu Merger Sub, LLC, a Delaware limited liability company (“Merger Sub II”, and together with Merger Sub I, the “Merger Subs”) and Verde Bioresins, Inc., a Delaware corporation (the “Company”). Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings set forth in Article I.

RECITALS

WHEREAS, in accordance with the terms and subject to the conditions set forth herein, at the First Merger Effective Time, Merger Sub I will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly-owned Subsidiary of Acquiror (the Company, in its capacity as the surviving corporation of the Merger, is referred to as the “Surviving Corporation”);

WHEREAS, promptly following the First Merger, the Surviving Corporation shall merge (the “Second Merger” and together with the First Merger, the “Merger”) with and into Merger Sub II (which Acquiror shall form prior to the Closing for the sole purpose of the Second Merger) pursuant to the terms of an agreement and plan of merger, which shall be in form and substance reasonably satisfactory to each of the Company and Acquiror, whereupon the separate corporate existence of the Surviving Corporation shall cease, and Merger Sub II shall be the surviving entity of such merger (the “Final Surviving Company”);

WHEREAS, each of the Merger Subs is a newly-formed, wholly-owned, direct Subsidiary of Acquiror that was formed for the sole purpose of the Merger;

WHEREAS, the Company Board has (a) determined that this Agreement and the Transactions, including the Merger, and the Ancillary Agreements to which the Company is a party are advisable, fair to, and in the best interests of the Company and its stockholders, (b) approved and declared advisable this Agreement and the Transactions, including the Merger and the Ancillary Agreements to which the Company is a party, and (c) recommended the Company Stockholders approve and adopt this Agreement and approve the Merger and the other Transactions by the requisite affirmative vote in accordance with the DGCL and the Company Organizational Documents;

WHEREAS, each of the Acquiror Board and the board of directors or board of members or managers, as applicable, of each of the Merger Subs has (a) determined that this Agreement and the Transactions, including the Merger, and the Ancillary Agreements to which it is a party are advisable, fair to and in the best interests of each of Acquiror, the Merger Subs and their respective stockholders or members, (b) approved and declared advisable this Agreement and the Transactions, including the Merger, and the Ancillary Agreements to which it is a party, as applicable, (c) directed that the adoption of this Agreement be submitted to a vote of the Acquiror Stockholders, the sole stockholder of Merger Sub I and the sole member of Merger Sub II, as applicable, and (d) recommended that the Acquiror Stockholders, the sole stockholder of Merger Sub I and the sole member of Merger Sub II, as applicable, vote in favor of the adoption of this Agreement;

WHEREAS, immediately following the execution and delivery of this agreement, Acquiror, as the sole stockholder of Merger Sub I and the sole member of Merger Sub II, shall adopt this Agreement;

WHEREAS, in connection with the Transactions, Humanitario Capital LLC (“Humanitario”), the controlling stockholder of the Company, will enter into a Support Agreement (the “Company Support Agreement”) with Acquiror and the Company, in the form set forth on Exhibit A, pursuant to which, among other things, Humanitario will agree to execute and deliver a consent constituting the Company Stockholder Approvals;

WHEREAS, contemporaneously with the execution and delivery of this Agreement, in connection with the Transactions, certain stockholders of Acquiror, Acquiror and the Company have entered into a Support Agreement, dated as of the date hereof (the “Acquiror Support Agreement” and together with the Company Support Agreements, the “Support Agreements”), in the form set forth on Exhibit B, pursuant to which, among other things, such stockholders agreed to vote in favor of the adoption of this Agreement and the Transactions;

WHEREAS, in connection with the Transactions, within ten (10) Business Days after the Registration Statement is declared effective under the Securities Act, Humanitario shall enter into a voting trust agreement (the “Voting Trust Agreement”) with an independent trustee (the “Voting Trustee”), pursuant to which Humanitario will

Annex A-1

transfer and assign to the Voting Trustee all of the Closing Merger Consideration received by Humanitario pursuant to the terms of this Agreement, in each case, upon the terms and subject to the conditions set forth in the Voting Trust Agreement and the Support Agreement (the “Voting Trust Transfer”);

WHEREAS, contemporaneously with the Closing, in connection with the Transactions, Acquiror, the Company, and certain Company Stockholders who will receive Acquiror Common Stock pursuant to Article III, will enter into that certain Registration Rights Agreement (the “Registration Rights Agreement”), substantially in the form set forth on Exhibit C;

WHEREAS, prior to the Closing, Acquiror shall, subject to obtaining the Required Acquiror Stockholder Approvals, adopt an equity incentive plan of the Acquiror (the “Acquiror Equity Incentive Plan”), pursuant to Section 7.09 and in a form prepared by the Company in consultation with the Acquiror;

WHEREAS, Acquiror shall be renamed “Verde Bioresins, Corp.”, or such other name mutually agreed to by the Company and Acquiror, and shall trade publicly on the NASDAQ under the new ticker symbol “VRDE”; and

WHEREAS, the parties intend that, for United States federal income tax purposes, (a) the First Merger and the Second Merger be treated as integrated steps in a single transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations to which each of Acquiror, the Merger Subs and the Company are parties under Section 368(b) of the Code and the Treasury Regulations, and (b) this Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, Acquiror, the Merger Subs and the Company agree as follows:

Article I
Certain Definitions

1.01    Definitions. As used herein, the following terms shall have the following meanings:

“Acquiror” has the meaning specified in the preamble.

“Acquiror Benefit Plan” means each Benefit Plan, sponsored, maintained or contributed to (or obligated to be sponsored, maintained or contributed to) by Acquiror or Nxu Tech (a) in which any current or former employee or other service provider to Acquiror or Nxu Tech participates or has any rights or benefits, whether absolute or contingent, or (b) with respect to which Acquiror or Nxu Tech has or could have any Obligation, except to the extent such plan is sponsored or maintained by a Governmental Authority as required by applicable Law.

“Acquiror Board” means the board of directors of Acquiror.

“Acquiror Board Recommendation” has the meaning specified in Section 8.02(d).

“Acquiror Bylaws” means the Bylaws of Acquiror, adopted March 27, 2023.

“Acquiror Certificate of Incorporation” means the Certificate of Incorporation of Acquiror, dated as of March 10, 2023, as amended by the Certificate of Amendment thereto, dated as of December 26, 2023.

“Acquiror Change in Recommendation” has the meaning specified in Section 8.02(d).

“Acquiror Class A Common Stock” means the shares of Class A Common Stock, par value $0.0001 per share, of Acquiror.

“Acquiror Class B Common Stock” means the shares of Class B Common Stock, par value $0.0001 per share, of Acquiror.

“Acquiror Common Stock” means, collectively, the Acquiror Class A Common Stock and Acquiror Class B Common Stock.

“Acquiror Cure Period” has the meaning specified in Section 10.01(c).

Annex A-2

“Acquiror Enterprise Value” means an amount equal to $16,154,600 minus the Lease Shortfall Amount.

“Acquiror Environmental Permits” has the meaning specified in Section 5.24(a).

“Acquiror Equity Incentive Plan” has the meaning specified in the recitals.

“Acquiror Equity Plan Proposal” has the meaning specified in Section 8.02(c).

“Acquiror Insurance Policies” has the meaning specified in Section 5.26.

“Acquiror Intellectual Property” means all Owned Acquiror Intellectual Property and all other Intellectual Property used in, held for use or necessary to the business of Acquiror.

“Acquiror Lease Documents” has the meaning specified in Section 5.21(c).

“Acquiror Material Contracts” has the meaning specified in Section 5.10(a).

“Acquiror Option & RSU Plans” means the NXU, Inc. 2023 Omnibus Incentive Plan, as amended from time to time, the Atlis Motor Vehicles, Inc. Employee Stock Option Plan, effective as of April 27, 2022 and amended from time to time (together with any predecessor plan) and the Atlis Motor Vehicles, Inc. Non-Employee Stock Option Plan, effective as of April 27, 2022 and amended from time to time (together with any predecessor plan).

“Acquiror Options” means options to acquire Acquiror Class A Common Stock granted under the Acquiror Option & RSU Plans.

“Acquiror Organizational Documents” means the Acquiror Certificate of Incorporation and the Acquiror Bylaws.

“Acquiror Outstanding Shares” means total number of shares of Acquiror Common Stock outstanding immediately prior to the First Merger Effective Time expressed on a fully-diluted and as converted to Acquiror Common Stock basis, assuming, without limitation or duplication, the issuance of shares of Acquiror Common Stock in respect of all outstanding options, warrants or rights to receive such shares, in each case, outstanding as of immediately prior to the First Merger Effective Time.

“Acquiror Permits” has the meaning specified in Section 5.06(d).

“Acquiror Preferred Stock” means the Preferred Stock, par value $0.0001 per share, of Acquiror.

“Acquiror Privacy Commitments” has the meaning specified in Section 5.19(a).

“Acquiror Properties” has the meaning specified in Section 5.21(b).

“Acquiror Registered IP” has the meaning specified in Section 5.18(a).

“Acquiror RSUs” means awards of restricted stock units over Acquiror Class A Common Stock granted under the Acquiror Option & RSU Plans.

“Acquiror SEC Reports” has the meaning specified in Section 5.15(a).

“Acquiror Software” means all material Software used in the business of Acquiror.

“Acquiror Stockholder” means a holder of Acquiror Common Stock or Acquiror Preferred Stock.

“Acquiror Stockholders Meeting” has the meaning specified in Section 8.02(d).

“Acquiror Support Agreement” has the meaning specified in the recitals.

“Acquiror Warrants” means the outstanding warrants set forth in Annex 5.04(d) to the Disclosure Schedules.

“Acquisition Proposal” has the meaning specified in Section 6.04(b)(i).

“Action” means any claim, action, suit, assessment, audit, investigation, examination, arbitration or proceeding, in each case that is brought by or before any Governmental Authority.

Annex A-3

“Additional Proposal” has the meaning specified in Section 8.02(c).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise.

“Agreement” has the meaning specified in the preamble.

“Amendment Proposal” has the meaning specified in Section 7.11.

“Ancillary Agreements” means the Support Agreements, the Company Lock-Up Agreements, the Registration Rights Agreement and any other agreement entered into in connection with to the Transactions.

“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including political donations or campaign finance Laws, the U.S. Foreign Corrupt Practices Act, all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions, and Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any person to obtain or retain business or an improper business advantage.

“Balance Sheet Date” means December 31, 2023.

“Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, including “employee benefit plans” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), “voluntary employees’ beneficiary associations,” under Section 501(c)(9) of the Code, employment, individual consulting, retirement, severance, termination pay, change in control, transaction or retention arrangements, deferred compensation, equity or equity-based compensation, incentive compensation, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, vacation, fringe or other benefits or remuneration plan, program, policy, agreement or arrangement of any kind.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Cancelled Shares” has the meaning specified in Section 3.01(c).

“Capitalized Lease Obligations” means obligations pursuant to a lease that is, or is required in accordance with GAAP to be, classified as a finance lease (specifically excluding any obligations pursuant to operating leases that, prior to adoption of the Financial Accounting Standards Board’s Accounting Standard Codification Topic 842, would not have been required to be recognized on a balance sheet prepared in accordance with GAAP).

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.

“CBA” has the meaning specified in Section 4.12(a)(xi).

“Certificates of Merger” has the meaning specified in Section 2.03(b).

“Closing” has the meaning specified in Section 2.03.

“Closing Date” has the meaning specified in Section 2.03.

“Closing Merger Consideration” has the meaning specified in Section 3.01(d).

“COBRA” means the health insurance continuation requirements under Section 4980B of the Code and comparable provisions of ERISA and applicable state Laws.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercially Available Software” means “off-the-shelf”, non-customized or non-modified Software that is (a) made available to or licensed on a non-exclusive basis by any Person solely in executable or object code form, (b) not incorporated into any of the products or services, and (c) made generally commercially available on and actually licensed under standard non-discriminatory terms, for either (i) annual payments of $10,000 or less or (ii) aggregate payments by of $10,000 or less.

Annex A-4

“Company” has the meaning specified in the preamble.

“Company Audited Financial Statements” has the meaning specified in Section 4.06(a).

“Company Benefit Plan” means each Benefit Plan, sponsored, maintained or contributed to (or obligated to be sponsored, maintained or contributed to) by the Company (a) in which any current or former employee or other service provider to the Company participates or has any rights or benefits, whether absolute or contingent or (b) with respect to which the Company has or could have any Obligation, except to the extent such plan is sponsored or maintained by a Governmental Authority as required by applicable Law.

“Company Board” means the board of directors of the Company.

“Company Board Recommendation” has the meaning specified in Section 8.02(f).

“Company Certificates” has the meaning specified in Section 3.05(a).

“Company Change in Recommendation” has the meaning specified in Section 8.02(f).

“Company Common Stock” means a share of the Company’s common stock, par value $0.0001 per share.

“Company Conversion” has the meaning specified in Section 6.07.

“Company Cure Period” has the meaning specified in Section 10.01(b).

“Company Enterprise Value” means $306,937,395.

“Company Environmental Permits” has the meaning specified in Section 4.22(a).

“Company Existing Notes” means (a) that certain Secured Convertible Promissory Note, dated February 17, 2023, between the Company and Acuitas (and assigned by Acuitas to Humanitario on June 19, 2023), (b) that certain Secured Convertible Promissory Note, dated June 15, 2023, between the Company and Acuitas (and assigned by Acuitas to Humanitario on June 19, 2023) (c) that certain Senior Secured Convertible Promissory Note issued by the Company to Humanitario, dated March 6, 2024, (d) that certain Senior Secured Convertible Promissory Note issued by the Company to Humanitario, dated April 17, 2024, (e) that certain Senior Secured Convertible Promissory Note issued by the Company to Humanitario, dated June 5, 2024, (f) that certain Senior Secured Convertible Promissory Note issued by the Company to Humanitario, dated July 26, 2024, and (g) that certain Senior Secured Convertible Promissory Note issued by the Company to Humanitario, dated August 30, 2024.

“Company Insurance Policies” has the meaning specified in Section 4.25.

“Company Intellectual Property” means all Owned Company Intellectual Property and all other Intellectual Property used in, held for use or necessary to the business of the Company.

“Company Interim Notes” means convertible notes issued by the Company to Humanitario after the execution of this Agreement but prior to the Closing Date.

“Company Interim Financial Statements” has the meaning specified in Section 6.11.

“Company Lease Documents” has the meaning specified in Section 4.19(c).

“Company Lock-Up Agreement” has the meaning specified in Section 6.05.

“Company Material Contracts” has the meaning specified in Section 4.12(a).

“Company Merger Consideration Schedule” has the meaning specified in Section 3.09.

“Company Notes” means the Company Existing Notes and the Company Interim Notes.

“Company Option” means an option to purchase Company Common Stock issued by the Company pursuant to the Company Stock Plan.

“Company Organizational Documents” means the certificate of incorporation and bylaws of the Company, in each case as may be amended from time to time in accordance with the terms of this Agreement.
Annex A-5

“Company Outstanding Shares” means the total number of shares of Company Common Stock outstanding immediately prior to the First Merger Effective Time expressed on a fully-diluted and as-converted to Company Common Stock basis and assuming, without limitation or duplication, the issuance of shares of Company Common Stock issuable (i) upon the conversion of the Company Notes and the exercise of the Company Warrants, and (ii) in respect of all other outstanding options, restricted stock awards, warrants or rights to receive such shares, whether conditional or unconditional and including any outstanding options, warrants or rights triggered by or associated with the consummation of the Merger.

“Company Permits” has the meaning specified in Section 4.07(d).

“Company Privacy Commitments” has the meaning specified in Section 4.17(a).

“Company Properties” has the meaning specified in Section 4.19(b).

“Company Registered IP” has the meaning specified in Section 4.16(a).

“Company Software” means all material Software used in the business of the Company.

“Company Stock” means the Company Common Stock and any other equity securities issued by the Company.

“Company Stock Plan” means the Company’s 2020 Stock Incentive Plan.

“Company Stockholder” means each holder of a share of Company Stock.

“Company Stockholder Approvals” means a consent approving and adopting this Agreement, the Merger and, to the extent required by Law, the Transactions in writing or by electronic transmission executed by the Company Stockholders holding sufficient voting power to approve and adopt this Agreement, the Merger and the Transactions.

“Company Stockholder Written Consent Deadline” has the meaning specified in Section 8.02(f).

“Company Support Agreement” has the meaning specified in the recitals.

“Company Warrants” means each outstanding and unexercised warrant to purchase Company Stock whether or not then vested or fully exercisable.

“Competing Proposal” has the meaning specified in Section 7.08(c).

“Confidentiality Agreement” means the Mutual Nondisclosure Agreement (as may be amended or supplement), dated as of April 22, 2024, by and between Acquiror and the Company.

“Contract” means any legally binding contract, agreement, license or sublicense, subcontract, lease, and purchase order.

“COVID-19” means the novel coronavirus, SARS-CoV-2 or COVID-19 or any mutation of the same, including any resulting epidemics, pandemics, disease outbreaks or public health emergencies.

“COVID-19 Measures” means any quarantine, isolation, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Authority or industry group in connection with or in response to COVID-19, including, the CARES Act.

“Data Security Requirements” means, collectively, all of the following: (a) all applicable industry guidelines and self-regulatory programs, including self-regulatory programs related to data security, cyber security, information security or online behavioral advertising; (b) with respect to Acquiror, Acquiror’s privacy policies and procedures; and (c) with respect to the Company, the Company’s privacy policies and procedures.

“DGCL” means the General Corporation Law of the State of Delaware.

“Dissenting Shares” has the meaning specified in Section 3.08.

“DLLCA” means the Delaware Limited Liability Company Act of the State of Delaware.

“Enforceability Exceptions” has the meaning specified in Section 4.02(a).

Annex A-6

“Environmental Laws” means any and all applicable Laws relating to pollution or protection of the environment (including natural, cultural and biological resources), public and worker health and safety (to the extent relating to exposure to Hazardous Materials), or the investigation, cleanup, use, generation, management, manufacture, labeling, registration, import, export, storage, emission, treatment, transportation, disposal or Release of or exposure to Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity (whether or not incorporated) which, together with the Company or Acquiror, as applicable, currently is, or has been within the last six (6) years treated as a single employer under Section 414(b), (c), (m), or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means, subject to Section 3.04, (rounded to four decimal places) the ratio resulting from (a) (i) the quotient of (A) Company Enterprise Value, divided by (B) Acquiror Enterprise Value, multiplied by (ii) Acquiror Outstanding Shares, divided by (b) Company Outstanding Shares.

“Ex-Im Laws” means (a) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, the U.S. customs laws at Title 19 of the U.S. Code, the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861), the International Traffic in Arms Regulations (22 C.F.R. Parts 120–130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter I, and the Foreign Trade Regulations (15 C.F.R. Part 30), and (b) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.

“Financial Derivative/Hedging Arrangement” means any transaction (including an agreement with respect thereto) that is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option or any combination of these transactions.

“Final Surviving Company” has the meaning specified in the recitals.

“First Certificate of Merger” has the meaning specified in Section 2.03(a).

“First Merger” has the meaning specified in the recitals.

“First Merger Effective Time” has the meaning specified in Section 2.03(a).

“Fraud” means actual and intentional fraud under Delaware common law with a specific intent to deceive brought against a party hereto based on a representation or warranty of such party hereto contained in this Agreement; provided, that at the time such representation was made (a) such representation was inaccurate, (b) such party hereto had actual Knowledge (and not imputed or constructive Knowledge) of the inaccuracy of such representation, (c) such party hereto had the specific intent to deceive another party hereto, and (d) the other party hereto acted in reliance on such inaccurate representation and suffered losses as a result of such inaccuracy. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including a claim for fraud) based on negligence or recklessness.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession in the United States that are applicable to the circumstances as of the date of determination, consistently applied.

“Government Official” means any official or employee of any directly or indirectly government-owned or controlled entity, and any officer or employee of a public international organization, as well as any person acting in an official capacity for or on behalf of any such entity or for or on behalf of any such public international organization.

Annex A-7

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, arbitrator, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any material, substance or waste that is listed, regulated, or defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning), or otherwise subject to liability or standards of care under applicable Environmental Laws, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, polychlorinated biphenyls, per- and polyfluoroalkyl substances, flammable or explosive substances, toxic mold or pesticides.

“Humanitario” has the meaning specified in the recitals.

“Indebtedness” means, with respect to any Person, without duplication, any obligations (whether or not contingent) consisting of (a) the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) amounts owing as deferred purchase price for property or services, including “earnout” payments, (c) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, (d) contingent reimbursement obligations with respect to letters of credit, bankers’ acceptance or similar facilities (in each case to the extent drawn), (e) payment obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed, (f) Capitalized Lease Obligations, (g) obligations under any Financial Derivative/Hedging Arrangement (assuming termination thereof), (h) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in clauses (a) through (h) above, and (i) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations (including unreimbursed expenses or indemnification obligations for which a claim has been made); provided, however, that Indebtedness shall not include accounts payable to trade creditors that are not past due and accrued expenses arising in the ordinary course of business consistent with past practice.

“Intellectual Property” means all intellectual property rights and other proprietary rights of any kind, as they exist anywhere in the world, whether registered or unregistered, including all: (a) patents and patent applications (including any renewals, extensions, divisions, continuations, continuations-in-part, reissues, reexaminations and interferences thereof, substitutions and foreign counterparts relating to any such patents and patent applications, and industrial property rights); (b) trademarks, service marks, trade dress, trade and brand names and logos and social media designations, and any and all other indicia of source or origin, together with all goodwill associated therewith and any registrations and applications for registration therefor; (c) rights associated with works of authorship, including exclusive exploitation rights, copyrights, copyrightable works, and any registrations and applications for registration therefor; (d) internet domain names, IP addresses and URLs; (e) trade secrets and other intellectual property rights in know-how, inventions, processes, procedures, technical data, algorithms, formulae, protocols, techniques, results of experimentation and testing, and business information (including financial and marketing plans, supplier lists, and pricing and cost information) and other confidential and proprietary information rights; (f) rights in databases and data collections (including knowledge databases, customer lists and customer databases); (g) intellectual property rights in Software (including in object code and source code); and (h) all past, present and future claims and causes of action arising out of or related to infringement or misappropriation of any of the foregoing.

“Intended Tax Treatment” has the meaning specified in Section 8.03(b).

“Interim Period” has the meaning specified in Section 6.01.

“Intervening Event” means (i) an event, fact, development, circumstance or occurrence, that materially and negatively affects the business, assets, operations or prospects of the Company, and that was not known and was not reasonably foreseeable to Acquiror or the Acquiror Board as of the date hereof (or the consequences of which were not reasonably foreseeable to the Acquiror Board as of the date hereof), and that becomes known to the Acquiror Board after the date of this Agreement (but specifically excluding a Competing Proposal) and/or (ii) a Superior Proposal.

“Intervening Event Notice” has the meaning specified in Section 8.02(d).

Annex A-8

“Intervening Event Notice Period” has the meaning specified in Section 8.02(d).

“IT Systems” means all computer hardware (including computer systems, servers, routers, hardware, firmware, peripherals, communication equipment and links, storage media, networking equipment, power supplies and any other components used in conjunction with the foregoing), Proprietary Databases, data Processing systems, Software, and all other information technology equipment and assets, including any outsourced systems and processes, and documentation related to the foregoing, in each case, that are owned, leased, licensed by, used, relied on, held for use or controlled by the Company or Acquiror, as the case may be.

“Knowledge” shall mean the actual knowledge of (a) in the case of the Company, Brian Gordon and Joe Paolucci, and (b) in the case of Acquiror, Mark Hanchett, Annie Pratt, Sarah Wyant and Jordan Christensen.

“Law” means any statute, law (including common law), constitution, act, treaty, convention, code, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority, including, without limitation, the Code, the Treasury Regulations thereunder and other tax rules and regulations.

“Lease Shortfall Amount” means an amount equal the excess of (a) any rental payments on the Tempe Lease and the Mesa Lease remaining unpaid as of the Closing Date (net of the security deposits with respect thereto) over (b) all cash and cash equivalents on the Company’s balance sheet as of such time.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, easement, right of way, purchase option, right of first refusal, covenant, restriction, security interest, title defect, encroachment or other survey defect, or other lien or encumbrance of any kind, except for (a) any restrictions arising under any applicable Securities Laws, and (b) immaterial easements, rights of way, covenants, encumbrances or restrictions that do not materially detract from the value of the underlying asset or interfere with the use of, or in the case of real property, occupancy of, the asset.

“Listing Application” has the meaning specified in Section 8.06.

“Material Adverse Effect” means any event, change, circumstance or development that has a material adverse effect on the assets, business, results of operations or financial condition of (x) the Company or (y) Acquiror and Nxu Tech, together, in either case; provided, however, that in no event would any of the following (or any event, change, circumstance or development to the extent primarily arising out of any of the following), alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Material Adverse Effect”: (a) any actual or proposed change or development in applicable Laws (including COVID-19 Measures) or GAAP or any official interpretation thereof; (b) any change or development in interest rates, exchange rates, or economic, political, legislative, regulatory, business, financial, commodity, currency or market conditions generally affecting the economy or the industry in which the Company operates; (c) the announcement or the execution of this Agreement, the pendency or consummation of the Merger or the performance of this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners, providers, employees, or contractors; (d) any change generally affecting any of the industries or markets in which the Company or Acquiror, as the case may be, operate or the economy as a whole; (e) the compliance with the terms of this Agreement or the taking of any action, or failure to take action, required or contemplated by this Agreement or with the prior written consent of Acquiror; (f) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wild fire or other natural disaster, epidemic, disease outbreak, pandemic (including COVID-19 (or any mutation or variation thereof or related health condition)), weather condition, explosion fire, act of God or other force majeure event; (g) any (x) armed hostilities or the escalation thereof, whether or not pursuant to the declaration of any national emergency or war, or (y) military or terrorist attack, or escalation thereof; and (h) any failure of the Company or Acquiror, as the case may be, to meet any projections, forecasts or budgets; provided, that clause (h) shall not prevent or otherwise affect a determination that any change or effect underlying such failure to meet projections or forecasts has resulted in, or contributed to, or would reasonably be expected to result in or contribute to, a Material Adverse Effect (to the extent such change or effect is not otherwise excluded from this definition of Material Adverse Effect); except in the case of clause (a), (b), (d), (f) and (g) to the extent that such change has a disproportionate impact on the Company or Acquiror as the case may be, as compared to other participants in the industry in which such party operates.

“Merger” has the meaning specified in the recitals.

“Merger Sub I” has the meaning specified in the preamble.

“Merger Subs” has the meaning specified in the preamble.

Annex A-9

“Merger Sub II” has the meaning specified in the preamble.

“Mesa Lease” means the Standard Industrial Real Estate Lease dated February 12, 2020, between the Company and Majestic Mesa Partners, LLC.

“Multiemployer Plan” means a multiemployer plan, as defined in Section 3(37) or 4001(a)(3) of ERISA.

“NASDAQ” means the Nasdaq Stock Market, LLC, including the Nasdaq Capital Market or such other Nasdaq market on which shares of Acquiror Class A Common Stock may be listed.

“Nxu Tech” has the meaning given in Section 5.01(b).

“Obligations” means any duties, debts, guarantees, responsibilities, liabilities, assurances, commitments and obligations, costs and expenses of whatever kind and nature, whether legal or equitable, whether vested, absolute or contingent, primary or secondary, direct or indirect, known or unknown, foreseen or unforeseen, asserted or unasserted, accrued or unaccrued, liquidated or unliquidated, due or to become due, patent or latent, and whether based in common law or statute or arising under Contract or by action of any Governmental Authority or otherwise.

“Open Source Software” means Software that is subject to or licensed, provided or distributed under any open source license (including any copyleft license), including any license that satisfies the definition of free software by the Free Software Foundation, satisfies the definition of open source software by the Open Source Initiative, or that is offered under similar types of computer Software licenses.

“Owned Acquiror Intellectual Property” means all Intellectual Property owned by Acquiror or Nxu Tech or that Acquiror or Nxu Tech purports to own, including Acquiror Registered IP.

“Owned Company Intellectual Property” means all Intellectual Property owned by the Company or that the Company purports to own, including Company Registered IP.

“Payor” has the meaning specified in Section 3.06.

“Permitted Liens” means (a) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens (i) that arise in the ordinary course of business, (ii) relate to amounts not yet delinquent or (iii) that are being contested in good faith through appropriate Actions and either are not material or appropriate reserves for the amount being contested have been established in accordance with GAAP on the Company Audited Financial Statements (in the case of the Company) or on the financial statements included in the Acquiror SEC Reports (in the case of Acquiror); (b) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (c) Liens for Taxes (i) not yet delinquent or (ii) that are being contested in good faith through appropriate Actions and for which appropriate reserves have been established in accordance with GAAP; (d) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not, individually or in the aggregate, materially interfere with the present uses or occupancy of such real property, or which do not materially detract from the value of the underlying asset; (e) non-exclusive licenses of Intellectual Property granted to customers and service providers in the ordinary course of business; (f) Liens that secure obligations that are reflected as liabilities on the balance sheet included (i) with respect to the Company, in the Company Audited Financial Statements (which such Liens are referenced or the existence of which such Liens is referred to in the notes to the balance sheet included in the Company Audited Financial Statements), or (ii) with respect to Acquiror, in the financial statements included in the Acquiror SEC Reports (which such Liens are referenced or the existence of which such Liens is referred to in the Acquiror SEC Reports or the notes to the balance sheet included in the financial statements included in the Acquiror SEC Reports); (g) requirements and restrictions of zoning, building and other applicable Laws and municipal by-laws, and development, site plan, subdivision or other agreements with municipalities, which do not materially interfere with the current use or occupancy of any real property leased by the Company, or which do not materially detract from the value of the underlying asset; and (h) Liens described on Schedule 101(a).

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind.

Annex A-10

“Personal Information” means any information that, alone or in combination with other information, identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked with a natural Person, including names, addresses, telephone numbers, personal health information, drivers’ license numbers and government-issued identification numbers, credit card information, billing and transactional information, contact preferences, financial information or other information that constitutes “personal information”, “personally identifiable information” or “personal data” under applicable laws.

“Pre-Closing Financing” means (a) the issuance by the Company or Acquiror of any shares of capital stock or equity-linked securities or rights exercisable for or convertible into shares of capital stock or (b) equity financing facilities or non-redemption pools entered into by the Company or Acquiror, in each case with respect to clauses (a) and (b), the definitive agreements of which will be entered into on or after the date hereof and prior to or simultaneously with the Closing, but the closing of which will be conditioned on the Closing of the Transactions.

“Privacy Laws” means any and all Laws applicable to the Company or Acquiror, as the case may be, relating to data privacy, protection or security or the receipt or the Processing of Personal Information, including all applicable Laws governing cybercrime and breach notification, Section 5 of the Federal Trade Commission Act, California Consumer Privacy Act of 2018, California Privacy Rights Act of 2020, social security number protection Laws, EU General Data Protection Regulation 2016/679, EU Privacy and Electronic Communications Directive 2002/58/EC, applicable Laws concerning requirements for any outbound communications and/or electronic marketing (including e-mail marketing, telemarketing and text messaging), PCI-DSS, HIPAA, and any amendments, successor and/or implementing legislation or regulation to any of the foregoing Laws.

“Processing” means any operation or set of operations performed on data, including adaption or alteration, combination, recording, distribution, import, export, organization, protection, disposal, blocking, erasure, destruction, storing, use, disclosure, collection, transferring or otherwise interacting with such data, including Personal Information.

“Proposals” has the meaning specified in Section 8.02(c).

“Proprietary Database” means any computer database owned by Acquiror or Company, respectively, and used in connection with its business.

“Proxy Statement” means the proxy statement and notice of Acquiror Stockholders Meeting filed by Acquiror as part of the Registration Statement with respect to the Acquiror Stockholders Meeting for the purpose of soliciting proxies from holders of Acquiror Common Stock to approve the Proposals.

“Registration Rights Agreement” has the meaning specified in the recitals.

“Registration Statement” has the meaning specified in Section 8.02(a).

“Related Party” means, with respect to any party, any Subsidiary or Affiliate thereof, or any business, entity or Person that any of the foregoing controls, is controlled by or is under common control with.

“Release” means any actual or threatened releasing, depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, migrating, injecting, escaping, leaching, dumping, or disposing into or through the indoor or outdoor environment.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors, lenders, debt financing sources and consultants of such Person.

“Required Acquiror Stockholder Approvals” means (a) approval of the Transaction Proposal and the Acquiror Equity Plan Proposal by a majority of the total votes cast by Acquiror Stockholders at the Acquiror Stockholders Meeting and (b) approval of the Amendment Proposal at the Acquiror Stockholders Meeting by (i) the holders of a majority of the voting power of the then-outstanding shares of capital stock of Acquiror entitled to vote generally in the election of directors, voting together as a single class and (ii) holders of two-thirds (2/3) of the outstanding shares of Acquiror Class B Common Stock.

“Sanctioned Person” means any Person that is the target of Sanctions, including (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of Commerce, or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom; (b) any

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Person located, organized, or resident in a Sanctioned Territory; (c) the government of a Sanctioned Territory or the Government of Venezuela; or (d) any Person 50% or more owned or controlled by any such Person or Persons or acting for or on behalf of such Person or Persons.

“Sanctioned Territory” means, at any time, a country or territory that is itself the target of comprehensive Sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and the non-Ukrainian-government controlled areas of Kherson and Zaporizhzhia).

“Sanctions” means economic or financial sanctions, trade controls, or embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of Commerce, or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any European Union member state, the United Kingdom, or (c) any other applicable jurisdiction.

“Schedules” means the disclosure schedules of the Company or Acquiror, as applicable.

“SEC” means the United States Securities and Exchange Commission.

“Second Certificate of Merger” has the meaning specified in Section 2.03(b).

“Second Merger” has the meaning specified in the recitals.

“Second Merger Effective Time” has the meaning specified in Section 2.03(b).

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means the securities laws of any state or federal entity and the rules and regulations promulgated thereunder.

“Software” means any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code (including any Open Source Software), object code, executable code, human readable form or other form, operating systems, application programs, routines and modules, software tools, firmware and software embedded in equipment, as well as any software-as-a-service and other software-enabled hosted services and platforms, (b) Proprietary Databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, models and methodologies, schematics, specification, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (d) all written or electronic materials and documentation that explain the structure or use of software or that were used in the development of software, including logic diagrams, screens, user interfaces, reports, formats, firmware, development tools, templates, menus, buttons, icons, flow charts, code notes, procedural diagrams, error reports, manuals and training materials used to design, plan, organize and develop any of the foregoing.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Superior Proposal” means an unsolicited written bona fide offer to consummate any of the following transactions made by a third party that the Acquiror Board determines, in its good faith judgment (after having received the advice of a financial advisor), is capable of doing so (taking into account all financial, regulatory, legal and other aspects of such proposal): (i) a merger, consolidation, share exchange, business combination or other similar transaction involving Acquiror pursuant to which the stockholders of Acquiror immediately preceding such transaction would hold less than 50% of the equity interest in the surviving or resulting entity of such transaction; or (ii) the acquisition by any person or group (including by means of a tender offer or an exchange offer or a two-step transaction involving a tender offer followed with reasonable promptness by a cash-out merger involving Acquiror), directly or indirectly, of ownership of 100% of the then outstanding shares of stock of Acquiror, in each case on terms (including conditions to consummation of the contemplated transaction) that the Acquiror Board determines, in its good faith

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judgment (after having received the advice of a financial advisor), to be more favorable, from a financial point of view, to Acquiror’s stockholders than the Transactions (including any proposal by the Company to amend the terms of the Transactions) and for which financing, to the extent required, is then committed.

“Support Agreements” has the meaning specified in the recitals.

“Surviving Corporation” has the meaning specified in the recitals hereto.

“Surviving Provisions” has the meaning specified in Section 10.02.

“Tax” means any federal, state, provincial, territorial, local, foreign and other net income, alternative or add-on minimum, franchise, gross income, adjusted gross income or gross receipts, employment, unemployment, compensation, utility, social security (or similar), withholding, payroll, ad valorem, transfer, windfall profits, franchise, license, branch, excise, severance, production, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, capital gains, goods and services, estimated, sales, use, or other tax, escheat or unclaimed property obligation, governmental fee or other like assessment, together with any interest, penalty, fine, levy, impost, duty, charge, addition to tax or additional amount imposed with respect thereto by a Governmental Authority.

“Tax Authority” means any Governmental Authority with jurisdiction or authority to impose, administer, levy, assess or collect Tax.

“Tax Return” means any return, report, statement, refund, claim, election, disclosure, declaration, information report or return, statement, estimate or other document filed or required to be filed with a Tax Authority with respect to Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Tempe Lease” means the Sublease Agreement, dated as of June 9, 2023, by and between Diffusion Group, L.L.C. and Nxu Technologies, LLC.

“Terminating Acquiror Breach” has the meaning specified in Section 10.01(c).

“Terminating Company Breach” has the meaning specified in Section 10.01(b).

“Termination Date” has the meaning specified in Section 10.01(b).

“Transaction Proposal” has the meaning specified in Section 8.02(c).

“Transactions” means the transactions contemplated by this Agreement, including the Merger.

“Transfer Taxes” has the meaning specified in Section 8.03(a).

“Treasury Regulations” means the regulations promulgated under the Code.

“Voting Trust Transfer” has the meaning specified in the recitals.

“Voting Trustee” has the meaning specified in the recitals.

“WARN Act” has the meaning specified in Section 4.13(e).

“Willful Breach” means, with respect to any agreement, a party’s knowing and intentional material breach of its covenants or other agreements set forth in such agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of such agreement.

1.02       Construction.

(a)       Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation”, (vi) the word “or” shall be disjunctive but not exclusive and (vii) any reference to a Law shall mean such Law as amended through the relevant date.

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(b)       Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c)       Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d)       The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(e)       Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(f)       All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(g)       The phrases “delivered,” “provided to,” “furnished to,” “made available” and phrases of similar import when used herein, unless the context otherwise requires, means that a copy of the information or material referred to has been provided no later than the Business Day prior to the date of this Agreement to the party to which such information or material is to be provided or furnished (i) in the virtual “data room” set up by the Company or Acquiror, as the case may be, in connection with this Agreement or (ii) by delivery to such party or its legal counsel via electronic mail or hard copy form.

Article II
The Merger; Closing

2.01       The Merger.

(a)       Upon the terms and subject to the conditions set forth in this Agreement, at the First Merger Effective Time, Merger Sub I shall be merged with and into the Company, with the Company continuing as the Surviving Corporation. Following the First Merger, the separate corporate existence of Merger Sub I shall cease. The First Merger shall be consummated in accordance with this Agreement (including Section 2.03) and the DGCL.

(b)       Promptly following the First Merger, the Surviving Corporation shall merge with and into Merger Sub II, whereupon the separate corporate existence of the Surviving Corporation shall cease. The Second Merger shall be consummated in accordance with this Agreement (including Section 2.03), the DGCL and the DLLCA.

2.02       Effects of the Merger.

(a)       The First Merger shall have the effects set forth in this Agreement and the DGCL. Without limiting the generality of the foregoing and subject thereto, by virtue of the First Merger and without further act or deed, at the First Merger Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub I shall vest in the Surviving Corporation and all of the debts, liabilities and duties of the Company and Merger Sub I shall become the debts, liabilities and duties of the Surviving Corporation.

(b)       The Second Merger shall have the effects set forth in this Agreement, the DGCL and the DLLCA. Without limiting the generality of the foregoing and subject thereto, by virtue of the Second Merger and without further act or deed, at the Second Merger Effective Time, all of the property, rights, privileges, powers and franchises of the Surviving Corporation and Merger Sub II shall vest in the Final Surviving Company and all of the debts, liabilities and duties of the Surviving Corporation and Merger Sub II shall become the debts, liabilities and duties of the Final Surviving Company.

2.03       Closing. Subject to the terms and conditions of this Agreement, the closing of the Transactions (the “Closing”) shall take place electronically through the exchange of documents via e-mail or facsimile beginning on the date which is three (3) Business Days after the date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Acquiror and the Company may mutually agree

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in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, at the Closing:

(a)       the Company shall cause a certificate of merger in form and substance reasonably satisfactory to Acquiror and the Company (the “First Certificate of Merger”), together with all other necessary documentation, to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Sections 251 and 103 of the DGCL, and the First Certificate of Merger shall specify that the Merger shall become effective upon filing of the First Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Certificate of Merger (the “First Merger Effective Time”);

(b)       Promptly following the First Merger Effective Time, the Company shall cause a certificate of merger in form and substance reasonably satisfactory to Acquiror and the Company (the “Second Certificate of Merger”, and together with the First Certificate of Merger, the “Certificates of Merger”), together with all other necessary documentation, to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Sections 264 of the DGCL and Section 18-209 of the DLLCA, and the Second Certificate of Merger shall specify that the Second Merger shall become effective upon filing of the Second Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Certificate of Merger (the “Second Merger Effective Time”); and

(c)       the Merger will become effective, and Acquiror shall have been approved to trade publicly on the NASDAQ under the new ticker symbol, “VRDE”.

2.04       Organizational Documents of the Company.

(a)       At the First Merger Effective Time, the certificate of incorporation and bylaws of the Merger Sub I as in effect immediately prior to the First Merger Effective Time shall be the certificate of incorporation and bylaws of the Surviving Corporation, until thereafter amended in accordance with their terms and the DGCL.

(b)       At the Second Merger Effective Time, the limited liability company agreement of Merger Sub II, as in effect immediately prior to the Second Merger Effective Time, shall be the limited liability company agreement of the Final Surviving Company at the Second Merger Effective Time, until thereafter amended in accordance with its terms and the DLLCA; provided, however, in each case, that the name of the company set forth therein shall be changed to the name of the Company.

2.05       Directors and Officers of the Company and Acquiror.

(a)       Persons constituting the officers of the Company prior to the First Merger Effective Time shall be appointed as the officers of the Final Surviving Company until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed.

(b)       Except as otherwise agreed in writing by the Company and Acquiror prior to the Closing, and conditioned upon the occurrence of the Closing, subject to any limitation imposed under applicable Laws and NASDAQ listing requirements, Acquiror shall take all necessary action prior to the First Merger Effective Time such that (i) except for Jessica Billingsley, each director of Acquiror in office immediately prior to the First Merger Effective Time shall cease to be a director immediately following the First Merger Effective Time (including by causing each such director to tender an irrevocable resignation as a director, effective as of the First Merger Effective Time), (ii) immediately after the First Merger Effective Time, the Acquiror Board shall consist of seven (7) members, with one (1) member of the Acquiror Board to be appointed by Acquiror (the “Acquiror Director”) (who initially shall be Jessica Billingsley) and (iii) the initial members of the Acquiror Board shall be the individuals set forth on Exhibit G, or other individuals determined by the Company after signing, each to serve in the applicable class of directors identified by the Company after signing. The initial members of the audit committee, the compensation committee and the corporate governance committee of the Acquiror Board immediately after the First Merger Effective Time shall be such individuals determined by the Company prior to the Closing. If necessary to effect the foregoing, the Acquiror Board shall adopt resolutions prior to the First Merger Effective Time that expand or decrease the size of the Acquiror Board and appoint such persons to the vacancies resulting from the incumbent directors’ respective resignations or, if applicable, the newly created directorships upon any expansion of the size of the Acquiror Board. Each person

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appointed as a director of Acquiror pursuant to this Section 2.05(b) shall remain in office as a director of Acquiror until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. If any of the directors set forth on Exhibit G shall be unable or unwilling to serve at the Closing, the party that appointed such individual shall promptly designate a replacement director and provide any relevant information about such appointee as the other party may reasonably request.

(c)       Acquiror shall take all necessary action prior to the First Merger Effective Time such that (i) each officer of Acquiror in office immediately prior to the First Merger Effective Time shall cease to be an officer immediately following the First Merger Effective Time and (ii) the persons constituting the officers of the Company prior to the First Merger Effective Time shall, as of immediately following the First Merger Effective Time, be appointed the officers of Acquiror in identical positions until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed.

Article III
Effects of the Merger

3.01       Effect on Capital Stock. Upon the terms and subject to the conditions of this Agreement, at the First Merger Effective Time, by virtue of the Merger and without any action on the part of the Company, Acquiror, the Merger Subs or the holder of any Company Stock:

(a)       Treatment of Merger Sub I Common Stock. Each share of common stock of Merger Sub I, par value $0.0001 per share, issued and outstanding immediately prior to the First Merger Effective Time shall be automatically converted at the First Merger Effective Time into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation, par value $0.0001 per share, and such shares will constitute the only outstanding equity interests of the Surviving Corporation following the Merger.

(b)       Treatment of Merger Sub II Membership Interests. Each share of common stock of the Surviving Corporation, par value $0.0001 per share issued and outstanding immediately prior to the Second Merger Effective Time shall be cancelled and extinguished without any conversion thereof. At the Second Merger Effective Time, each membership interest of Merger Sub II that is issued and outstanding immediately prior to the Second Merger Effective Time will constitute one membership interest of the Final Surviving Company. Such membership interest shall be the only membership interest of the Final Surviving Company that is issued and outstanding immediately after the Second Merger Effective Time.

(c)       Cancellation of Certain Company Stock. Each share of Company Stock issued and outstanding immediately prior to the First Merger Effective Time that is held by the Company in treasury or owned by Acquiror or by the Merger Subs shall no longer be outstanding and shall be automatically cancelled and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor.

(d)       Conversion of All Other Company Stock. Each share of Company Common Stock issued and outstanding immediately prior to the First Merger Effective Time, other than any Cancelled Shares and Dissenting Shares, shall be automatically converted into the right to receive the number of shares of duly authorized, validly issued, fully paid and nonassessable shares of Acquiror Common Stock equal to the Exchange Ratio (the “Closing Merger Consideration”).

3.02       Effect on Company Equity Awards. At the First Merger Effective Time, each Company Option, whether vested or unvested, that is then outstanding and unexercised (each such Company Option, an “Assumed Option”) shall cease to represent a right to acquire shares of Company Common Stock and shall be assumed and converted, as of the First Merger Effective Time, into an option to purchase a number of shares of Acquiror Common Stock equal to the Exchange Ratio, multiplied by the number of shares of Company Common Stock subject to such Company Option as of immediately prior to the First Merger Effective Time rounded down to the nearest whole share. Each Assumed Option shall continue to be governed by the Company Stock Plan, which shall be assumed by Acquiror solely to govern and administer the Assumed Options, and shall be subject to the same terms and conditions (including with respect to the exercise price and any vesting or forfeiture and exercise provisions) that are otherwise the same as were applicable to such Company Option as of immediately prior to the First Effective Time.

3.03       Acquiror Equity Awards. Each Acquiror Option that has an exercise price that is greater than the closing price of the Acquiror Class A Common Stock on the trading day immediately preceding the Closing Date will be surrendered or cancelled for no consideration in accordance with the terms of the Acquiror Option & RSU

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Plans immediately prior to the First Merger Effective Time. Each other Acquiror Option shall remain outstanding and shall remain exercisable subject to the terms and conditions of the Acquiror Option award and the Acquiror Option & RSU Plans. Each Acquiror RSU will be settled in accordance with its terms, as amended, such that there shall be no outstanding Acquiror RSU awards (or obligations to deliver shares of Acquiror Common Stock with respect to previously outstanding and vested Acquiror RSU awards) as of the First Merger Effective Time. Effective as of immediately prior to the First Merger Effective Time, the Acquiror Option & RSU Plans will be terminated, except with respect to Acquiror Options that remain outstanding following the First Merger Effective Time and any shares that remain available for issuance under the Acquiror Option & RSU Plans immediately prior to the First Merger Effective Time shall become available for issuance under the Acquiror Equity Incentive Plan in accordance with Section 7.09 hereof.

3.04       Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding shares of Company Stock or Acquiror Common Stock shall have been changed into a different number of shares or a different class or series, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, change, combination or exchange of shares, or any similar event shall have occurred, then any number, value (including the Exchange Ratio) or amount contained herein which is based upon the number of shares of Company Stock or Acquiror Common Stock will be appropriately adjusted to provide to the holders of Company Stock and the holders of Acquiror Common Stock the same economic effect as contemplated by this Agreement; provided, however, that this Section 3.04 shall not be construed to permit Acquiror, the Company or Merger Subs to take any action with respect to their respective securities that is prohibited by the terms and conditions of this Agreement.

3.05       Exchange of Company Certificates and Company Book-Entry Shares.

(a)       Exchange Procedures. At the Closing, the Company Stockholders holding shares of Company Common Stock shall deliver the certificates or book entry statements evidencing their right to shares of Company Common Stock (collectively, the “Company Certificates”), other than Cancelled Shares and Dissenting Shares, to Acquiror for cancellation, or in the case of a lost, stolen or destroyed Company Certificate, will deliver to Acquiror an affidavit (including an indemnity) in the manner provided in Section 3.05(e), and, in exchange therefor, Acquiror shall instruct its transfer agent to issue the Closing Merger Consideration in book-entry form promptly thereafter (but in no event earlier than the First Merger Effective Time), and Company Certificates shall forthwith be cancelled. Until so surrendered, outstanding Company Certificates will be deemed, from and after the First Merger Effective Time, to evidence only the right to receive the applicable portion of the Closing Merger Consideration.

(b)       Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date hereof with respect to Acquiror Common Stock with a record date after the First Merger Effective Time will be paid to the holders of any unsurrendered Company Certificates with respect to the Closing Merger Consideration to be issued upon surrender thereof until the holders of record of such Company Certificates shall surrender such certificates. Subject to applicable Law, following surrender of any such Company Certificates, Acquiror shall promptly deliver to the record holders thereof, without interest, the Closing Merger Consideration issued in exchange therefor in book-entry form and the amount of any such dividends or other distributions with a record date after the First Merger Effective Time theretofore paid with respect thereto.

(c)       Transfers of Ownership. If Closing Merger Consideration is to be issued in book-entry form in a name other than that in which the Company Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Company Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the persons requesting such exchange will have paid to Acquiror or any agent designated by it any transfer or other taxes required by reason of the issuance of the Closing Merger Consideration in any name other than that of the registered holder of the Company Certificates surrendered, or established to the reasonable satisfaction of Acquiror or any agent designated by it that such tax has been paid or is not payable.

(d)       No Further Ownership Rights in Company Common Stock. All shares of Acquiror Common Stock issued in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to the Company Common Stock and there shall be no further registration of transfers on the records of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the First Merger Effective Time. If, after the First Merger Effective Time, Company Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Section 3.05.

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(e)       Lost, Stolen or Destroyed Certificates. In the event that any Company Certificates shall have been lost, stolen or destroyed, Acquiror shall issue in exchange for such lost, stolen or destroyed Company Certificates, upon the making of an affidavit of that fact by the holder thereof, the aggregate Closing Merger Consideration into which the shares of Company Common Stock formerly represented by such Company Certificates was converted into and any dividends or distributions payable pursuant to Section 3.05(b); provided, however, that, as a condition precedent to the delivery of such Closing Merger Consideration, the owner of such lost, stolen or destroyed Company Certificates shall indemnify Acquiror against any claim that may be made against Acquiror or the Surviving Corporation with respect to the Company Certificates alleged to have been lost, stolen or destroyed.

3.06       Withholding. Each of Acquiror, Merger Sub I, Merger Sub II, the Company, the Surviving Corporation, the Final Surviving Company and their respective Affiliates and agents (each, a “Payor”) shall be entitled to deduct and withhold from any consideration or amounts otherwise deliverable or payable under this Agreement such amounts that any such Persons are required to deduct and withhold with respect to any of the deliveries and payments contemplated by this Agreement under the Code or any other applicable Tax Law. To the extent that a Payor withholds or deducts such amounts with respect to any Person, such withheld or deducted amounts shall be treated as having been paid to or on behalf of such Person in respect of which such withholding or deduction was made for all purposes.

3.07       No Fractional Shares. Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Acquiror Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 3.01, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of Acquiror Common Stock. If the aggregate Closing Merger Consideration payable to a holder of Company Common Stock is not a whole number, such holder of Company Common Stock shall receive (in lieu of a fractional share) such number of shares of Acquiror Common Stock equal to the aggregate Closing Merger Consideration to which such holder is entitled rounded (up or down) to the nearest whole share.

3.08       Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the First Merger Effective Time and held by a Company Stockholder entitled to vote in respect of such shares of Company Common Stock who has not voted in favor of the Merger or consented thereto in writing pursuant to Section 228 of the DGCL and has properly demanded appraisal for such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, “Dissenting Shares”), shall not be converted into the right to receive the Closing Merger Consideration and shall instead be entitled to receive payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL. At the First Merger Effective Time, (a) all Dissenting Shares shall be cancelled, extinguished and cease to exist and (b) the holders of Dissenting Shares shall be entitled to only such rights as may be granted to him, her or it under the DGCL. If any holder of Dissenting Shares fails to perfect or otherwise fails to comply with the provision of Section 262 of the DGCL or otherwise effectively waives, withdraws or loses such holder’s right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine such holder is not entitled to the relief provided by Section 262 of the DGCL, then the right of such holder to be paid the appraised value of such Dissenting Shares under Section 262 of the DGCL shall cease and such Dissenting Shares shall be deemed to have been converted, as of the First Merger Effective Time, into, and to have become exchangeable for the right to receive the Closing Merger Consideration upon the surrender of such shares in accordance with this Article III and thereafter shall not be deemed to be Dissenting Shares. The Company shall give Acquiror reasonably prompt notice of any demands received by the Company for appraisal of shares of Company Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the appraised value of Dissenting Shares, and Acquiror shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the First Merger Effective Time, the Company shall not, except with the prior written consent of Acquiror (such consent not to be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.

3.09       Company Merger Consideration Schedule. The Company shall deliver to Acquiror, no later than five Business Days prior to the Closing Date, a schedule (the “Company Merger Consideration Schedule”) reflecting the calculation of the Closing Merger Consideration and the allocation of the Closing Merger Consideration among the Company Stockholders. Acquiror and its Representatives shall have a reasonable opportunity to review and to discuss with the Company and its Representatives the documentation provided pursuant to this Section 3.09 and any relevant books and records of the Company. The Company and its Representatives shall reasonably assist Acquiror and

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its Representatives in their review of the documentation and shall consider in good faith Acquiror’s comments to the Company Merger Consideration Schedule, and if any adjustments are so made to the Company Merger Consideration Schedule prior to the Closing, such adjusted Company Merger Consideration Schedule shall thereafter become the Company Merger Consideration Schedule for all purposes of this Agreement. The Company Merger Consideration Schedule and the determinations contained therein shall be prepared in accordance with the applicable definitions contained in this Agreement. Acquiror will be entitled to rely in all respects upon the Company Merger Consideration Schedule.

3.10       No Liability. Neither Acquiror’s transfer agent nor Acquiror shall be liable to any holder of Company Stock or Acquiror Common Stock for any such Company Stock or Acquiror Common Stock, as applicable (or dividends or distributions with respect thereto), or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.

Article IV
Representations and Warranties of the Company

Except as set forth in the Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face), the Company represents and warrants to Acquiror and the Merger Subs as of the date hereof and as of the Closing Date (or if a specific date is indicated in any such statement, as of such specified date) as follows:

4.01       Organization, Standing and Corporate Power. The Company is an entity validly existing and in good standing under the DGCL and has all requisite corporate power and authority to carry on its business as now being conducted in all material respects. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties, assets or rights makes such qualification or licensing necessary, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. The Company Organizational Documents that have been made available to Acquiror are true, correct and complete and are in effect as of the date of this Agreement and the Company is not in default under or in violation of any provision thereunder.

4.02       Corporate Authority; Approval; Non-Contravention.

(a)       Except for the Company Stockholder Approvals, the Company has all requisite corporate power and authority and has taken all corporate or other legal entity action necessary in order to execute, deliver and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and, subject to satisfaction of the conditions to Closing contemplated hereby, to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement and the Ancillary Agreements to which it is a party, and the consummation by it of the Transactions, have been duly and validly authorized by all necessary corporate consent and authorizations on the part of the Company, and no other corporate actions on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement, the Ancillary Agreements to which it is a party and the consummation by it of the Transactions, in each case, subject to receipt of the Company Stockholder Approvals. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties, is a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, solvency, fraudulent transfer, reorganization, moratorium and other Laws affecting creditors’ rights generally from time to time in effect and by general principles of equity (the “Enforceability Exceptions”)).

(b)       Except as set forth on Schedule 4.02(b), the execution, delivery and, subject to receipt of the Company Stockholder Approvals, performance of this Agreement and the Ancillary Agreements to which the Company is a party, and the consummation of the Transactions, do not, and will not, constitute or result in (i) a breach or violation of, or a default under, the Company Organizational Documents, (ii) to the Knowledge of the Company, conflict with or violate any Law applicable to the Company or by which any property or asset of the Company is bound or affected and (iii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default or change of control under, the creation or acceleration of any obligations under or the creation of a Lien (other than a Permitted Lien) on any of the assets of the Company pursuant to, any Company

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Material Contract or, assuming (solely with respect to performance of this Agreement and consummation of the Transactions) compliance with the matters referred to in Section 4.02(a), under any Law to which the Company or any of its Affiliates is subject, except (in the case of clause (ii) above) for such violations of Laws, breaches, or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(c)       The Company Support Agreement will have been duly executed and delivered by the Company and the Company Stockholder party thereto, and will constitute a legal, valid and binding obligation of the Company, enforceable against the parties thereto in accordance with their terms (subject to the Enforceability Exceptions). The Company Stockholder that will be party to the Company Support Agreement holds Company Stock representing the voting power sufficient as of the date of such Company Support Agreement to obtain the Company Stockholder Approvals.

4.03       Governmental Approvals. No consent of, or registration, declaration, notice or filing with, any Governmental Authority is required by or with respect to the Company in connection with the execution and delivery by the Company of this Agreement or the consummation by the Company of the Transactions, except for (a) such other consents, registrations, declarations, notices and filings which, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, and (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

4.04       Capitalization.

(a)       As of the date hereof, the authorized capital stock of the Company consisted of 58,687,483,705 shares of Company Common Stock, of which 2,648,364,984 shares of Company Common Stock were outstanding. All of the issued Company Stock have been duly authorized and are validly issued, fully paid and nonassessable. Set forth on Schedule 4.04 is a true, correct and complete list of each holder of issued and outstanding capital stock or other equity securities (including any securities convertible into equity securities, including the Company Existing Notes and Company Warrants) of the Company and the number of shares or other equity interests held by each such holder as of the date hereof. Each of the outstanding shares of capital stock of the Company (i) was issued in compliance in all material respects with applicable Laws and in compliance with the Company Organizational Documents, (ii) was not issued in breach or violation of any preemptive rights or Contract to which the Company is a party, and (iii) is owned free and clear of any Lien imposed by or resulting from any Contract to which the Company is a party (other than the Company Organizational Documents and Contracts that have been provided to Acquiror that set forth the Company Stockholders’ obligations to the Company).

(b)       Except as set forth on Schedule 4.04, there are no other outstanding equity interest in the Company, including any warrants, options, calls, pre-emptive rights, subscriptions, “phantom” stock rights or other rights, agreements, arrangements, convertible or exchangeable securities or other commitments (other than this Agreement) pursuant to which the Company is obligated to issue, transfer, sell, purchase, return or redeem or cause to be issued, transferred, sold, purchased, returned or redeemed any equity securities of the Company. As of the Closing, after giving effect to the Company Conversion and the assumption of the Company Options, except for Company Common Stock, there will be no other outstanding equity interest in the Company, including any warrants, options, calls, pre-emptive rights, subscriptions, “phantom” stock rights or other rights, agreements, arrangements, convertible or exchangeable securities or other commitments (other than this Agreement) pursuant to which the Company is obligated to issue, transfer, sell, purchase, return or redeem or cause to be issued, transferred, sold, purchased, returned or redeemed any equity securities of the Company.

(c)       Schedule 4.04(c) sets forth a true and correct list, as of the date hereof, of (i) each award of Company Options (ii) the name of each holder of Company Options, (iii) the number of shares of Company Common Stock underlying each award of Company Options, (iv) the date on which the award of Company Options was granted, (v) the vesting schedule of each award of Company Options and (vi) the exercise price and expiration date of each award of Company Option. Other than set forth on Schedule 4.05, the Company has no equity interest in, nor has it agreed to acquire, any share capital or other equity security of any other company (wherever incorporated).

4.05       Subsidiaries. The Company has no Subsidiaries or other ownership, or right to acquire, capital stock, security, partnership interest or other equity interest of any kind in any Person.

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4.06       Financial Statements; Internal Controls.

(a)       The audited statements of total assets, total liabilities and shareholders’ equity and total comprehensive income for the fiscal years ended December 31, 2021, 2022 and 2023 (collectively, the “Company Audited Financial Statements”) were prepared in accordance with the standards, principles and practices specified therein and, subject thereto, in accordance with GAAP, the standards of the American Institute of Certified Public Accountants and applicable Law throughout and among the periods involved, except as otherwise noted therein. Prior to the date hereof, true, complete and correct copies of the Company Audited Financial Statements and the accompanying independent auditors’ reports, if and as applicable have been made available to Acquiror.

(b)       The Company Audited Financial Statements are true, complete and correct in all material respects and were derived from the books and records of the Company and prepared in accordance with GAAP (except as may be indicated in the notes thereto). The Company Interim Financial Statements to be delivered pursuant to Section 6.11 hereof, when delivered, will be true, complete and correct in all material respects and derived from the books and records of the Company and prepared in accordance with GAAP (except as may be indicated in the notes thereto), subject to normal and recurring year-end adjustments and the absence of notes, none of which will be material individually or in the aggregate. The Company Audited Financial Statements fairly present, and the Company Interim Financial Statements when delivered will fairly present, in all material respects the assets, liabilities, cash flow and financial condition and results of operations of the Company as of the times and for the periods referred to therein. Since the Balance Sheet Date, the Company has not made any material change in the accounting practices or policies applied in the preparation of the Company Audited Financial Statements, except as required by applicable Law or GAAP.

(c)       The Company maintains a standard system of accounting established and administered in accordance with GAAP applied on a consistent basis throughout the periods indicated.

(d)       Except as set forth in Schedule 4.06(d), the Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

4.07       Compliance with Laws. Except as would not reasonably be expected to have a Material Adverse Effect on the Company:

(a)       The Company is conducting and has, since March 4, 2020, conducted its business in compliance with all Laws applicable to it and the Company’s business, properties, rights or other assets.

(b)       There is no, and since March 4, 2020 there has been no, Action by or against the Company pending or threatened in writing, nor has any Governmental Authority indicated in writing to the Company an intention to initiate or conduct the same.

(c)       Since March 4, 2020, the Company has not received any written notice from any Governmental Authority (i) with respect to an alleged, actual or potential violation and/or failure to comply with any such applicable Law or (ii) requiring the Company to take or omit any action to ensure compliance with any such applicable Law.

(d)       The Company possesses all governmental permits, approvals, orders, authorizations, consents, licenses, certificates, franchises, exemptions or waivers of, or filings, notices, or registrations with, or issued by, any Governmental Authority necessary for the ownership and use of the assets of the Company and the operation of the Company’s business as currently conducted, (the “Company Permits”). All such Company Permits are valid and in full force and effect, and there are no lawsuits or other proceedings pending or threatened before any Governmental Authority that seek the revocation, cancellation, suspension or adverse modification thereof. The Company is not in default in any respect of, and no condition exists that with notice or lapse of time or both would constitute a material default under, the Company Permits.

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4.08       Absence of Certain Changes or Events. (a) Since the Balance Sheet Date and except as expressly required or permitted by this Agreement, (i) the Company has conducted its business in all material respects in the ordinary course of business and (ii) except as disclosed on Schedule 4.08, no action has been taken by the Company that would require consent under Section 6.01 if such action were taken after signing of this Agreement and prior to Closing (other than for any such actions for which such consent has been received in accordance with Section 6.01) and (b) as of the date hereof, there has not been any change, effect, event, circumstance, occurrence or state of facts that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

4.09       No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the balance sheet dated as of December 31, 2023 included within the Company Audited Financial Statements, (b) for liabilities incurred in the ordinary course of business since the Balance Sheet Date, (c) as expressly permitted or contemplated by this Agreement or otherwise incurred in connection with the Transactions, (d) as disclosed on Schedule 4.09, (e) contingent liabilities under executory contracts and (f) for liabilities that have been discharged or paid in full in the ordinary course of business, as of the date hereof, the Company does not have any liabilities of the type required by GAAP to be disclosed or reserved for on a balance sheet of the Company.

4.10       Information Supplied. The information supplied in writing by the Company for inclusion in the Registration Statement and the Proxy Statement will not (a) in the case of the Registration Statement, at the time the Registration Statement is declared effective under the Securities Act and (b) in the case of the Proxy Statement, as of the date the Proxy Statement is first mailed to the Acquiror Stockholders and at the time of any meeting of the Acquiror Stockholders to be held in connection with the Transactions, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing sentence, the Company makes no representation or warranty or covenant with respect to: (i) statements made or incorporated by reference therein in any of the foregoing documents based on information supplied by Acquiror for inclusion therein or (ii) any projections or forecasts or forward looking statements included in the Registration Statement or Proxy Statement.

4.11       Litigation.

(a)       The Company is not and, to the Knowledge of the Company, none of its officers, directors, agents or employees, in their capacities as such, is the subject of or engaged in any material Action or other dispute resolution process before a third party, whether as claimant, defendant or otherwise, and no such Action or dispute resolution process is pending or threatened in writing on the date hereof. As of the date hereof, the Company is not and, to the Knowledge of the Company, none of its officers, directors, agents or employees, in their capacities as such, is subject to any settlement agreements or arrangements, whether written or oral, or is in discussions for a settlement or arrangement, regarding any material Actions.

(b)       The Company is not a party to or subject to the provisions of any outstanding material Governmental Order (except if generally applicable without the Company being named therein).

4.12       Contracts.

(a)       Schedule 4.12(a) sets forth a true and complete list as of the date hereof, of the following Contracts that are effective as of the date hereof and to which the Company is a party or is bound (all such Contracts set forth on Schedule 4.12(a), or which are required to be so disclosed, the “Company Material Contracts”):

(i)           all such Contracts with third party manufacturers and suppliers for the manufacture and supply of products providing for minimum order quantities, minimum purchase requirements, exclusive supply, or manufacturing or purchase requirements with a total annual payment or financial commitment exceeding $500,000 on an annual basis;

(ii)          all such Contracts with (or with obligations of the Company to) a Related Party;

(iii)         all such Contracts that contain any covenant materially limiting or prohibiting the right of the Company (A) to engage in any line of business or conduct business in any geographic area, (B) to distribute or offer any products or services, or (C) to compete with any other person in any line of business or in any geographic area or levying a fine, charge or other payment for doing any of the foregoing;

Annex A-22

(iv)         all such Contracts in which the aggregate outstanding expenditure or payment obligations of the Company exceeds $1,000,000, excluding obligations that are contingent liabilities in respect of a breach or indemnification obligation or similar contingent obligation as a result of a breach or default;

(v)          any Contract for the use by Company of any tangible property where the annual lease payments are greater than $250,000;

(vi)         any partnership, joint venture or other similar agreement or arrangement providing for the formation, creation, operation, management or control of any partnership or joint venture with a third party to which the Company is a party, other than bona fide customer-supplier relationships or a trade association;

(vii)        all such Contracts providing for the acquisition or disposition of any business, equity interests or material assets (whether by merger, sale of stock, sale of assets or otherwise) pursuant to which the Company has any ongoing obligation (including for deferred purchase price obligations, earn-out obligations, indemnification obligations and other contingent liabilities (including payment obligations in respect of the future utilization of any net operating losses));

(viii)       all such Contracts that obligate the Company to make any loans, advances or capital contributions to, or investments in, any Person (other than advances to employees for business expenses in the ordinary course of business consistent with past practice);

(ix)         any note, mortgage, indenture or other obligation or agreement or other instrument for or relating to indebtedness for borrowed money in excess of $250,000, or any guarantee of third party obligations in excess of $250,000, or any letters of credit, performance bonds or other credit support for the Company;

(x)          any Contract that creates guarantees or Liens of any nature on the Company’s assets not in the ordinary course of business and in an amount equal to or greater than $250,000;

(xi)         any collective bargaining agreement or other Contract with any labor or trade union, works council, or other labor organization (each a “CBA”);

(xii)        all such Contracts or agreements with any employee, officer, director or other individual service provider that (A) provide for annual compensation in excess of $200,000, (B) are not terminable by the Company on no more than thirty (30) days’ notice and without liability or financial obligation to the Company other than accrued compensation and other payments required by Law or (C) provide for sale, change in control, severance, retention, transaction or similar bonuses, or any other compensation or benefits triggered or accelerated in connection with or otherwise related to the consummation of the transaction contemplated hereby, whether alone or in connection with any other event, that are (or may become) payable to any current or former employee or other service provider of the Company;

(xiii)       all Contracts entered into to settle or resolve any material Intellectual Property-related dispute, including settlement agreements, covenants not to sue, consent agreements, and co-existence agreements;

(xiv)       all Contracts providing for the development of any material Intellectual Property, independently or jointly, by or for the Company, other than Contracts entered into pursuant to a form employee or independent contractor invention assignment agreement between the Company and an employee or independent contractor of the Company regarding the development of Intellectual Property by such employee or independent contractor; and

(xv)        all Contracts pursuant to which the Company (A) grants or (B) is granted a license (whether or not such license is currently exercisable) to, or other rights under, any Intellectual Property, excluding, in the case of (A), Permitted Liens, and in the case of (B), any Commercially Available Software.

(b)       The Company (i) is not, nor has it received written notice that any other party to any Material Contract is, in material violation or material breach of or material default (immediately or upon notice or lapse of time) under or (ii) has not waived or failed to enforce any material rights or material benefits under any Material Contract to which it is a party or any of its properties, rights or other assets is subject. No Material Contract is the subject of a notice to terminate, except for any expiration of the term of a Material Contract following the date of this Agreement in accordance with its terms. Each Material Contract is in full force and effect and, subject to the Enforceability

Annex A-23

Exceptions, is legal, valid and binding on the Company, and, to the Knowledge of the Company, each other party thereto, except as would not reasonably be expected to have a Material Adverse Effect on the Company. There is no default under any such Material Contracts by the Company, or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company, or, to the Knowledge of the Company, any other party thereto, in each case, except as would not have a Material Adverse Effect on the Company.

4.13       Employment Matters.

(a)       Except as set forth on Schedule 4.13(a): (i) the Company is not a party to or bound by any CBA (including agreements with works councils and trade unions and side letters), nor is it negotiating or required to negotiate a CBA; (ii) no employees of the Company are represented by any labor or trade union, works council, or other labor organization with respect to their employment; (iii) in the past three (3) years, no labor or trade union, works council, other labor organization, or group of employees of the Company has made a demand for recognition or certification, and there are no representation or certification proceedings presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; (iv) in the past three (3) years, there have been no actual or threatened organizing activities with respect to any employees of the Company and no such activities are currently pending or threatened; (v) in the past three (3) years, there has been no actual or threatened strike, lockout, work stoppage, slowdown, picketing, hand billing, unfair labor practice charge, material labor grievance, material labor arbitration or other material labor dispute against or affecting the Company, and no such dispute is currently pending or threatened; and (vi) with respect to the Transactions, the Company has satisfied all notice, bargaining, consent, consultation or other obligations to its employees and employees’ Representatives under applicable Law and any CBA.

(b)       Over the past three (3) years (i) no employee of the Company has made allegations of sexual harassment, sexual misconduct or other harassment against any officer, director or key employee of the Company, and (ii) the Company has not entered into any settlement agreement related to sexual harassment, sexual misconduct or other harassment by or against any current or former employee, independent contractor, director or officer of the Company.

(c)       The Company is not a party to nor has it received an active written threat or, an oral threat, of any Action brought by on or on behalf of any applicant, any former or current employee, any former or current individual or sole proprietor independent contractor relating to any labor or employment matters of the Company.

(d)       The Company is, and for the past three (3) years has been, in compliance with all Laws relating to labor and/or employment, including Laws regarding terms and conditions of employment, hiring, background checks, trainings, notices, immigration, authorization to work, health and safety, wages, hours, employee classification (for overtime purposes or as employee versus independent contractor), overtime (including the proper determination of regular pay and the treatment of bonuses), meal and rest periods, harassment, discrimination, retaliation, accommodations, disability rights or benefits, plant closings and mass layoffs, workers’ compensation, labor relations, leaves of absences, time off, COVID-19, affirmative action, unemployment insurance and/or termination of employment other than any failure to so comply not reasonably likely to result in material liability to the Company. The Company has no actual or contingent liability with respect to (i) any misclassification of any person as an independent contractor rather than as an employee, as an employee rather than as an independent contractor, or as a non-employee when in fact employed, (ii) any employee or contractor leased from or staffed by another employer, or (iii) any person currently or formerly classified as exempt from, or otherwise not paid where required, overtime and minimum or other wages.

(e)       The Company has not, in the past three (3) years, experienced or implemented a “plant closing” or “mass layoff” as defined in the Worker Adjustment and Retraining Notification Act or any similar foreign, state or local Law (each a “WARN Act”) or other event requiring notice under a WARN Act. In the six (6) month period immediately prior to the date hereof, the Company has not carried out any temporary layoffs, furloughs, or material reductions in hours of work that, if continued for six (6) months, alone or in the aggregate with any other “employment loss” (as defined under any WARN Act), could reasonably be expected to constitute a “plant closing” or “mass layoff” under any WARN Act.

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4.14       Employee Benefits.

(a)       Schedule 4.14(a) contains a true, correct and complete list of each Company Benefit Plan. The Company has provided to Acquiror with respect to each Company Benefit Plan, as applicable, true, correct and complete copies of: (i) such Company Benefit Plan, or with respect to any unwritten Company Benefit Plan, a written description of all material terms thereof, and form of any award documentation thereunder; (ii) the most recent determination, opinion or advisory letter received from the Internal Revenue Service, if any; (iii) the Form 5500 annual report and the financial statements and actuarial summary or other valuation reports prepared with respect thereto in the past three (3) years; (iv) each trust, insurance, annuity, stop-loss or other funding Contract or arrangement related thereto; (v) the most recent summary plan description and any summaries of material modification with respect thereto; (vi) discrimination or similar testing (and evidence of corrective action related thereto) for the past three (3) years; and (vii) all non-routine correspondence or communications relating thereto with any Governmental Authority or participant within the past three (3) years.

(b)       With respect to each Company Benefit Plan: (i) such Company Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and with the requirements of applicable Law, including the Code and ERISA; (ii) all contributions or payments due to date have been made timely and in compliance with the terms of such Company Benefit Plan and applicable Law, or if not yet due, properly accrued (to the extent required or appropriate to be accrued in accordance with GAAP or otherwise in the ordinary course of business); (iii) no failure to pay premiums due or payable with respect to insurance policies relating to such Company Benefit Plan has resulted in default under any such policies; and (iv) there are no proceedings pending or, to the Knowledge of the Company, threatened against or involving such Company Benefit Plan brought by or on behalf of any current or former employee or other service provider of the Company (or dependent or beneficiary thereof) or Governmental Authority (other than routine claims for benefits made in the ordinary course of business), in each case, except as could not reasonably be expected to result in material liability to the Company. Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has received a favorable determination letter from the Internal Revenue Service or, with respect to a prototype or volume submitter plan, can rely on an opinion or advisory letter from the Internal Revenue Service to the prototype plan or volume submitter plan sponsor, as to its qualification and to the effect that the plan’s related trust is exempt from federal income taxes under Section 501(a) of the Code, and nothing has occurred that could reasonably be expected to result in the revocation of such favorable determination.

(c)Neither the Company nor any ERISA Affiliate maintains, sponsors, contributes to or been obligated to contribute to (or has ever maintained, sponsored or contributed to or been obligated to contribute to) or has any obligation with respect to, (i) any employee benefit plan that is subject to Title IV of ERISA, (ii) any Multiemployer Plan, (iii) any multiple employer plan (as defined in Section 413(c) of the Code), (iv) any voluntary employees’ beneficiary association described under Section 501(c)(9) of the Code or any “funded welfare plan” within the meaning of Section 419 of the Code or (v) any multiple employer welfare arrangement (as defined under Section 3(40) of ERISA).

(d)       The Company has no actual or contingent liability under or with respect to COBRA for failure to comply with its notice or coverage requirements or for failure to comply with the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (“PPACA”), and any other comparable domestic or foreign Laws, including all requirements relating to eligibility waiting periods and the offer of or provision of minimum essential coverage that is compliant with Section 36B(c)(2)(C) of the Code. No excise Tax or penalty under PPACA, including Sections 4980D and 4980H of the Code is outstanding, has accrued, or has arisen with respect to any period prior to the Closing, with respect to any Company Benefit Plan.

(e)       Each Company Benefit Plan that provides deferred compensation subject to Section 409A of the Code satisfies and has satisfied, in form and operation, the requirements of Section 409A of the Code and the guidance thereunder. No current or former employee or other service provider of the Company is entitled to receive any gross-up or additional payment in connection with any Tax (including those imposed under Section 409A or Section 4999 of the Code).

(f)       No Company Benefit Plan, fiduciary of such plan or administrator of such plan has taken any action, or failed to take any action, which action or failure could subject Acquiror or any of its Affiliates, or any current or former employee or other service provider of the Company, to any material Tax, fine, Lien, penalty or other obligation imposed by ERISA, the Code or other applicable Laws, with respect to or in connection with any Company Benefit Plan.

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(g)       The Company does not provide (and has not at any time provided) or have any obligation to provide post-employment health, life or other welfare benefits, other than as required under Section 4980B of the Code (the full cost of which is borne by the applicable recipient of such benefits).

(h)       Neither the execution of this Agreement nor the consummation of the Transactions, either alone or in combination with the occurrence of any other event, would be reasonably likely to result in: (i) any material payment or benefit becoming due to, or a material increase in, or acceleration of the timing of payment, funding or vesting of, the compensation or benefits of, any current or former employee, officer, director or other individual service provider of the Company; (ii) the receipt (whether in cash, property or the vesting of property) by any “disqualified individual” of any “parachute payment” (as such terms are defined in Section 280G of the Code); or (iii) any breach or violation of or default under or, except pursuant to applicable Law, limitation of the rights of the Company, Acquiror or their respective Affiliates to amend, modify or terminate any Company Benefit Plan.

4.15       Taxes.

(a)       The Company has filed with the appropriate Tax Authority, or has caused to be filed on its behalf (taking into account any valid extension of time within which to file), all material Tax Returns required to be filed by it, and all such Tax Returns were and are true, correct and complete in all material respects. The Company has paid all Taxes due and payable (whether or not shown on any Tax Return). No claim has ever been made in writing by a Tax Authority in a jurisdiction where the Company does not file a Tax Return that such entity is or may be subject to taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return.

(b)       The Company has (i) withheld all Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, stockholder or any other third party, and (ii) remitted such amounts required to have been remitted to the appropriate Tax Authority, except where such failure would not reasonably be expected to result in a material liability.

(c)       No claim, assessment, deficiency or proposed adjustment for any amount of Tax has been asserted or assessed in writing by any Tax Authority against the Company that remains unresolved or unpaid. There is no Tax audit or other examination of the Company presently in progress, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any Taxes or Tax Returns of the Company, nor has any request been made in writing for any such extension or waiver.

(d)       The Company is not and has not been (i) a party to any Tax sharing, indemnification, allocation or similar agreement or arrangement (excluding any commercial Contract entered into in the ordinary course of business and not primarily related to Taxes), (ii) a member of an affiliated, consolidated, combined, unitary or similar Tax group for income tax purposes (other than any such Tax group the common parent of which was the Company), or (iii) a party to any “listed transaction” under Treasury Regulations Section 1.6011-4(b)(2) (or any similar or corresponding provision of state, local or foreign Law).

(e)       The Company has no liability for Taxes of any other Person (other than any such Tax group the common parent of which is the Company) as a result of Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by operation of Law, by Contract or otherwise (excluding, in each case, any commercial Contract entered into in the ordinary course of business and not primarily related to Taxes).

(f)       The Company has not distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(g)       The Company is in compliance in all material respects with all applicable transfer pricing Laws and regulations. All intercompany agreements have been adequately documented, and such documents have been duly executed in a timely manner. The prices and terms for the provision of any property or services by or to the Company are arm’s length for purposes of the relevant transfer pricing Laws, and all related documentation required by such Laws has been timely prepared or obtained and, if necessary, retained.

(h)       The Company is not a partner for Tax purposes with respect to any joint venture, partnership or other arrangement or Contract which is treated as a partnership for Tax purposes.

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(i)        The Company has not (i) been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the past five years; (ii) been a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign Law); or (iii) become subject to Tax in a country other than the country of its formation by reason of being engaged in a trade or business, having a permanent establishment (within the meaning of an applicable Tax treaty), or having employees in such country.

(j)        There are no Liens with respect to Taxes on any of the assets of the Company, other than Liens for Taxes which are not yet due and payable.

(k)       The Company will not be required to include any item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale, open transaction or other transaction on or prior to the Closing Date, any accounting method change, improper use of an accounting method or agreement with any Tax Authority filed or made on or prior to the Closing Date or any material deferred revenue or prepaid amount received on or prior to the Closing.

(l)        The Company has complied in all material respects with all escheat and unclaimed property Laws.

(m)      The Company has not taken or agreed to take any action (nor to the Knowledge of the Company is there any fact or circumstance) that would prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.16       Intellectual Property.

(a)       Schedule 4.16(a) contains a complete and accurate list of all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and pending applications, (iii) copyright registrations and pending applications and (iv) internet domain names, in each case that are owned by the Company or that the Company purports to own (collectively, “Company Registered IP”), indicating for each item, as applicable, the registration or application number, the applicable filing jurisdiction and the date of filing or issuance and, with respect to domain names, the applicable domain name registrar. Each item of Company Registered IP is subsisting and unexpired and to the Knowledge of the Company, valid and enforceable. The Company solely and exclusively owns, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to the Owned Company Intellectual Property.

(b)       (i) The operation of the business of the Company as currently conducted does not infringe, misappropriate, dilute or otherwise violate, and since March 4, 2020, has not infringed, misappropriated, diluted or otherwise violated, any third-party Intellectual Property (provided that the foregoing representation 4.16(b)(i) is being made to the Knowledge of the Company in respect of patents and patent applications) and (ii) to the Knowledge of the Company: no third party is infringing, misappropriating, diluting or otherwise violating, and no third party has infringed, misappropriated, diluted or otherwise violated since March 4, 2020, any Owned Company Intellectual Property. The Company has not received any written charge, complaint, claim, demand or notice alleging that the conduct of the business infringes, misappropriates, dilutes or otherwise violates any Intellectual Property of any other Person.

(c)       There is no, and since March 4, 2020 there has not been any, Action pending or threatened in writing, or, to the Knowledge of the Company, orally (including “cease and desist” letters or invitations to take a license) (i) against the Company (A) challenging the ownership, validity, registrability, patentability, or enforceability of the Owned Company Intellectual Property (excluding ordinary course office actions and similar ex-parte proceedings in connection with the prosecution of applications for the registration or issuance of any Intellectual Property) or (B) asserting that the Company has infringed, misappropriated, diluted or otherwise violated any third-party Intellectual Property, or (ii) brought by the Company (A) challenging the ownership, validity, registrability, patentability, or enforceability of the Intellectual Property of any third party (excluding ordinary course office actions and similar ex-parte proceedings in connection with the prosecution of applications for the registration or issuance of any Intellectual Property) or (B) asserting that any third party has infringed, misappropriated, diluted or otherwise violated any Owned Company Intellectual Property.

(d)       The Company has taken commercially reasonable measures to protect, enforce and maintain (i) the confidentiality of all material proprietary information and trade secrets included in the Owned Company Intellectual Property or of third parties provided to the Company under obligations of confidentiality, and (ii) its

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ownership of, and rights in, all Company Intellectual Property. Without limiting the foregoing, the Company has not made any of its trade secrets or other material confidential or proprietary information that it intended to maintain as confidential information (including source code of any Company Software) available to any other Person except pursuant to written binding agreements requiring such Person to maintain the confidentiality of such confidential information or trade secrets.

4.17       Data Protection. Except as would not reasonably be expected to have a Material Adverse Effect on the Company:

(a)       The Company is, and at all times since March 4, 2020 has been, (i) in material compliance with all Privacy Laws, Data Security Requirements, and the Company’s contractual requirements relating to the Company’s Processing of Personal Information (collectively, the “Company Privacy Commitments”), and (ii) has not been subject to any Actions, regulatory audits or investigations by any Person or Governmental Authority relating to Company Privacy Commitments. The Company has appointed a data protection officer if required to do so under Privacy Laws, and has complied at all times with and made privacy notices (complete and accurate copies of which have been made available to the Acquiror) available to all individuals about whom the Company Processes or directs the Processing of Personal Information, in conformance with Company Privacy Commitments, including with respect to the collection, processing, receipt, security, storage, transmission, transfer (including cross-border transfers), disclosure, destruction and use of Personal Information. The Company has taken commercially reasonable steps to ensure that all Personal Information is protected against loss or unauthorized Processing, including by maintaining and enforcing policies, procedures, and rules regarding data privacy, protection, and security to protect the security, integrity and privacy of Personal Information as required by all Company Privacy Commitments.

(b)       Since March 4, 2020, (i) to the Company’s knowledge, there has not been any breach, security incident, loss, theft, modification, destruction, alteration, disclosure or other misuse of, or third party claims, complaints, fines, practice recommendation, request, or proceeding of any nature alleging, unauthorized access or unauthorized use of any Personal Information or confidential business information maintained by any Company Data Related Vendor on behalf of the Company; and (ii) the Company has not received any written requests, complaints or objections to its collection or Processing of Personal Information from any Governmental Authority or other third party (including data subjects). No Person has threatened in writing to bring or been awarded compensation from the Company under any Company Privacy Commitments, there is no basis for any such claim to be brought that may give rise or has given rise to any liability, and no written claim for such compensation is outstanding. The Company has complied with all data subject requests, including any requests for access to Personal Information, the cessation of specified processing activities or the rectification or erasure of any Personal Information, in each case in accordance with the requirements of applicable Privacy Laws.

(c)       The Company does not sell, rent or otherwise makes available to any Person any Personal Information, except in a manner that complies with all applicable Privacy Laws. The execution, delivery and performance of this Agreement and the transaction contemplated herein comply and will comply with all Company Privacy Commitments.

(d)       The Company has entered into written contracts with each third-party service provider, vendor and business partner that has access (including storage) to Personal Information which complies with all applicable requirements of Company Privacy Commitments (“Company Data Related Vendors”), including payment processors, advertising and marketing agencies, cloud storage vendors and outsourced technology or human resource functions, containing all appropriate, sufficient and legally required contractual clauses regarding privacy and information security. The Company has made available to Acquiror true and accurate copies of all contracts with any Company Data Related Vendor.

(e)       To the extent that the Company collects Personal Information of Persons who reside outside of the United States, the EU, and/or the UK, and/or Canada, respectively, the Company has implemented sufficient mechanisms to ensure that the transfers of such Personal Information from such Persons’ home country to any other country complies with Privacy Laws restricting the transfer of such Personal Information.

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4.18       Information Technology and Cybersecurity. Except as would not reasonably be expected to have a Material Adverse Effect on the Company:

(a)       The IT Systems used in the conduct of the Company’s business: (i) operate and perform in accordance with their documentation and functional specifications; (ii) are adequate for, and operate and perform in all material respects as required in connection with, the needs and operation of Company’s business as currently conducted and are fulfilling the purposes for which they were acquired, licensed or established in an efficient manner without material downtime or errors; and (iii) are free from any bugs, computer virus, unauthorized disabling or erasing mechanism, worm, unauthorized software lock, drop dead device, Trojan horse, back door, trap door or time bomb or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of the IT Systems. There has been no failure or other material substandard performance of any IT Systems which has caused any disruption to the business of the Company.

(b)       The Company has implemented with respect to the IT Systems used in its business commercially reasonable (i) steps to provide for backup, security and disaster recovery technology consistent with industry practices and (ii) actions (including implementing and monitoring compliance with administrative, technical and physical safeguards, policies, procedures and security measures that conform with all applicable contractual obligations and Privacy Laws) to protect the operation, confidentiality, integrity and security of its IT Systems and the information (including trade secrets and Personal Information) and data stored thereon or transmitted thereby, including from unauthorized use or access by third parties and from viruses and contaminants. The Company has carried out and documented reasonable security and technology audits, investigations, data mapping exercises, impact assessments, and other activities relating to the Company’s information security practices, and no such audits, investigations, assessments and/or reports have identified material risks and/or vulnerabilities in the Company IT Systems.

(c)       There has been no security breach of, or unauthorized use or access to, the Company IT Systems (including ransomware attacks), including any breach, which resulted in the unauthorized use, misappropriation, modification, encryption, corruption, disclosure or transfer of any information or data contained therein or transmitted thereby (including trade secrets and Personal Information).

(d)       The Open Source Software used in the Company Software and Proprietary Databases does not have license or other usage terms that require as a condition of how the Company currently uses or has used the Company Software and Proprietary Databases, that any Software or databases or data incorporated into, derived from or distributed with the Company Software and Proprietary Databases be (i) disclosed or, in the case of Software, distributed in source code form; (ii) licensed for the purpose of making derivative works; (iii) redistributable at no charge; or (iv) subject to any other material limitation, restriction or condition on the right or ability of the Company to use or distribute the same. The Company has not used any Company Software or Proprietary Database disseminated by an entity on behalf of the Company that is installed on consumers’ or partners’ device(s) and used by any Person on behalf of the Company to monitor, record or transmit information about activities occurring on the device(s) on which it is installed, or about data that is stored or created on, transmitted from or transmitted to the computers on which it is installed in a manner that violates any applicable Company Privacy Commitments. The Company has not entered in any escrow or other agreements with any Person granting access to any Company Software and Proprietary Databases.

4.19       Real Property.

(a)       The Company owns no interest in real property.

(b)       Schedule 4.19(b) contains a complete and accurate list by property, city, state and country, of all land and real property leasehold or subleasehold estates and other rights to use or occupy any interest in land or real property held by the Company as of the date of this Agreement (the “Company Properties”). The Company Properties are the only properties used by the Company in, or otherwise related to, the Company’s business as of the date of this Agreement, and subject to any permitted action pursuant to Section 6.01, as of the Closing Date. The Company is the sole legal and beneficial owner of (or is solely legally and beneficially entitled to) a leasehold interest in, or a right to use or occupy, the Company Properties. The Company has not leased or otherwise granted to any Person the right to use or occupy any Company Properties or any portion thereof.

(c)       Schedule 4.19(d) contains a complete and accurate list and description of all leases, subleases, licenses, concessions, and other Contracts, agreements and leasehold or land use arrangements and all related supplemental or ancillary documents pursuant to which the Company leases, licenses, subleases or otherwise

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occupies any Company Property on the date hereof, except for any leases or licenses which arrange for a temporary occupancy arrangement of less than six months (collectively, the “Company Lease Documents”). The Company has delivered to Acquiror a true and complete copy of each such Company Lease Document. The Company is not and, to the Knowledge of the Company, no other party to any Company Lease Document is in material breach or material default under such Company Lease Document, nor has any event occurred which with notice or the passage of time or both would constitute a breach or default under any Company Lease Document.

(d)       To the Knowledge of the Company, each Company Lease Document is a written agreement in full force and effect, is valid, binding and enforceable, subject to proper authorization and execution of each Company Lease Document by the other parties thereto. The Company has paid the rent and all other sums that are due and payable under such Company Lease Documents and there are no material arrears nor any sums which have been waived, deferred or accelerated, and no rent reviews are outstanding, in progress nor have been deferred. All consents, permits and approvals required for the grant of each Company Lease Document have been obtained and complied with in all material respects.

(e)       To the Knowledge of the Company, except as would not reasonably be expected to have a Material Adverse Effect on the Company, there exists no restrictions, covenants or encumbrances that prevent any of the Company Properties from being used now or in the future for their current use and at materially the same cost as at present or would prevent or require consent from a third party as a result of the transactions contemplated by this Agreement.

(f)       There are no outstanding options, rights of first offer or rights of first refusal to purchase any Company Properties or any portion thereof or interest therein (which are binding on or in favor of the Company). There are no Contracts relating to the right to receive any portion of the income or profits from the sale, operation or development of any Company Properties or any portion thereof or interest therein. The Company is not a party to any agreement or option to purchase any land or real property or interest therein, nor is in the process of negotiating any such agreement or option to purchase as at the date of this Agreement.

(g)       Except as would not reasonably be expected to have a Material Adverse Effect on the Company, as of the date hereof, each Company Property and any structures built on them comply with all applicable Laws, the current use of each Company Property is the lawful use, no Company Property is subject to any restrictions relating to flood zoning limiting its use in any material respect, and there are no material outstanding or threatened disputes, actions, claims, demands, adverse notices or complaints to which the Company has received notice or is a party in respect of any of the Company Properties.

(h)       As of the date hereof, there are no pending, or, to the Knowledge of the Company, threatened, material appropriation, condemnation, eminent domain, compulsory purchase or like proceedings relating to the whole or any part of any Company Properties.

(i)        The Company has no material actual or contingent liability in respect of previously owned, leased, licensed, used or occupied land or buildings.

4.20       Corrupt Practices; Sanctions. Except as would not reasonably be expected to have a Material Adverse Effect on the Company:

(a)       Neither the Company, any directors, officers or employees of the Company, nor, to the Knowledge of the Company, any of its other respective Representatives have violated, conspired to violate or aided and abetted the violation of any Anti-Corruption Laws. The Company (i) has instituted policies and procedures reasonably designed to ensure compliance with Anti-Corruption Laws and anti-money laundering Laws and (ii) has maintained such policies and procedures in force. No Government Official nor any of his or her immediate family members is an officer or director or owns any securities of the Company.

(b)       Neither the Company, any directors, officers or employees of the Company nor, to the Knowledge of the Company, any of their other respective Representatives, is engaging and has not engaging, directly or indirectly, in any activities (including sales, reselling, licensing or sub-licensing arrangements, funding, making payments, procuring, insurance or otherwise providing assistance or support in connection with operations, business or any other activity) with or involving any Sanctioned Person or Sanctioned Territory, nor otherwise violated any applicable Sanctions or Ex-Im Laws.

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(c)       Neither the Company nor any of its directors, officers, employees, nor to the Knowledge of the Company, any other Persons acting for or on behalf of any of the foregoing is, or has been, a Sanctioned Person.

(d)       Neither the Company nor, to the Knowledge of the Company, any Representatives of the Company is currently or has in the past been a subject, target, or party of any current investigation, allegation (whether raised internally or externally), request for information, voluntary self-disclosure, or any other inquiry by or involving any Governmental Authority regarding the actual or possible violation of Sanctions, and the Company has not received any notice that there is any investigation, allegation, request for information, or any other inquiry by any Governmental Authority regarding an actual or possible violation of Sanctions.

4.21       Competition and Trade Regulation. Except as would not reasonably be expected to have a Material Adverse Effect on the Company:

(a)       The Company and its Representatives have been and currently are in compliance with Sanctions and Ex-Im Laws. The Company also maintains policies and procedures reasonably designed to ensure compliance with Sanctions and Ex-Im Laws and are following such policies and procedures.

(b)       The Company is in compliance with all applicable antitrust Laws in all material respects. The Company is not nor has been a party to or is or has been concerned in any agreement or arrangement with a Governmental Authority under any anti-trust, competition or similar legislation in any jurisdiction in which the Company has assets or carries or intends to carry on business or where its activities may have an effect.

(c)       The Company does not currently, or expect in the future to, produce, design, test, manufacture, fabricate, or develop any critical technologies, as defined under 31 C.F.R. § 800.215.

4.22       Environmental Matters. Except as would not reasonably be expected to have a Material Adverse Effect on the Company:

(a)       the Company is and has been, in compliance in all material respects with all Environmental Laws, which material compliance includes possessing and complying with all Company Permits required under Environmental Laws in connection with the operation of the Company’s business or the Company Properties (“Company Environmental Permits”);

(b)       the Company has not received any notice alleging any violation of or noncompliance by the Company with respect to any Environmental Law or Company Environmental Permit;

(c)       there are no Actions pending, or to the Knowledge of the Company, threatened, against the Company, and the Company has not received any written notification of, nor, to the Knowledge of the Company, is the Company otherwise responsible for any violation of, noncompliance with or material liability under, Environmental Laws, including for the contamination by or manufacture, management, labeling, registration, import, export, generation, storage, treatment, use, transportation, disposal, Release or threatened Release at any location of, or exposure of any Person to, any Hazardous Material;

(d)       the Company (i) is not a party to or subject to the provisions of any Governmental Order pursuant to Environmental Law or (ii) has not retained or assumed by Contract any material liabilities or obligations pursuant to Environmental Laws;

(e)       there have been no Releases of any Hazardous Materials at, on, under, or from the current or former Company Properties, or to the Knowledge of the Company, any third-party property that would result in a requirement for notification to or investigation by a Governmental Authority, or the need for investigation, remediation, removal, cleanup or monitoring of Hazardous Materials pursuant to Environmental Laws; and

(f)       the Company has furnished to Acquiror, or has otherwise made available for inspection by the Acquiror, all material Phase I or Phase II environmental reports and similar material environmental documents in the possession of the Company.

4.23       Brokers. No broker, investment banker, financial advisor or other Person, other than those set out in Schedule 4.23, the fees and expenses of which will be paid by the Company pursuant to an engagement letter entered into therewith, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

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4.24       Affiliate Agreements. The Company is not a party to any transaction, agreement, arrangement or understanding with any (a) present or former executive officer or director of the Company, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of the capital stock or equity interests of Acquiror, the Merger Subs or the Company or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing.

4.25       Insurance. The Company maintains such insurance policies or binders of fire, liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance as commercially reasonable and appropriate (the “Company Insurance Policies”). To the Knowledge of the Company, there are no events, circumstances or other liabilities that give rise to a material claim under the Company Insurance Policies. Except as has not had or would not reasonably be expected to have a Material Adverse Effect on the Company, the Company Insurance Policies are in full force and effect as of the date of this Agreement with respect to the Company, and the limits thereunder have not been impaired, exhausted or materially diminished. As of the date hereof, the Company has not received any written notice of cancellation of, of a material premium increase (relative to others in the industry in which the Company operates) with respect to, or of a material alteration of coverage under, any Company Insurance Policy. Except as has not had or would not reasonably be expected to have a Material Adverse Effect on the Company, all of the Company Insurance Policies (i) are valid and binding in accordance with their terms, subject to Enforceability Exceptions and (ii) have not been subject to any lapse in coverage. There are no material claims related to the Company or its assets, business, operations, employees, officers and directors pending under any such Company Insurance Policies as to which coverage has been denied or disputed or in respect of which there is an outstanding reservation of rights.

4.26       COVID-19. The Company has not participated in the federal Paycheck Protection Program or sought material benefits or relief thereunder.

4.27       Takeover Statutes and Charter Provisions. As of the date hereof and through the First Merger Effective Time, no “fair price,” “moratorium,” “control share acquisition” or other anti-takeover statute or similar domestic or foreign Law applies with respect to the Company in connection with this Agreement, the Merger, the issuance of the Closing Merger Consideration or any of the other transactions contemplated hereby. As of the date hereof and through the First Merger Effective Time, there is no stockholder rights plan, “poison pill” or similar anti-takeover agreement or plan in effect to which the Company is subject, a party or otherwise bound.

4.28       Board Approval; Stockholders’ Approval; Vote Required. The Company Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement, the Merger and other Transactions are fair to and in the best interests of the Company and its stockholders, (ii) approved this Agreement, the Merger and other Transactions and declared their advisability, (iii) recommend that the stockholders of the Company approve and adopt this Agreement and approve the Merger and other Transactions and directed that this Agreement and the transactions contemplated hereby be submitted for consideration by the Company’s stockholders. The only vote or written consent of the holders of any class or series of capital stock of the Company necessary to approve this Agreement, the Merger and the other Transactions is the affirmative vote or written consent of the holders of a majority of the outstanding shares of Company Common Stock in favor of the approval and adoption of this Agreement and approval of the Merger and other Transactions.

4.29       No Other Representations or Warranties. The representations and warranties made by the Company in this Article IV are the exclusive representations and warranties made by the Company, its Affiliates and their respective Representatives. Except for the representations and warranties contained in this Article IV, neither the Company nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Company, to the accuracy or completeness of any information regarding the Company available to the other parties or their respective Representatives and expressly disclaims any such other representations or warranties. In particular, without limiting the foregoing, neither the Company nor any other Person makes or has made any representation or warranty to the other parties hereto, and shall have no liability in respect of, (a) any financial projection, forecast, estimate, budget or prospect information relating to the Company or (b) any oral or, except for the representations and warranties expressly made by the Company in this Article IV, written information made available to the other parties hereto in the course of their evaluation of the Company and the negotiation of this Agreement or in the course of the Transactions.

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Article V
Representations and Warranties
of Acquiror AND Merger Subs

Except as set forth in the Schedules to this Agreement (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant if specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face) or in the Acquiror SEC Reports filed or furnished by Acquiror on or prior to the date hereof, each of Acquiror and the Merger Subs represents and warrants to the Company as of the date hereof and as of the Closing Date (or if a specific date is indicated in any such statement, as of such specified date) as follows:

5.01       Organization, Standing and Corporate Power.

(a)       Acquiror is an entity validly existing and in good standing under the DGCL, and has all requisite corporate power and authority to carry on its business as now being conducted in all material respects. Acquiror is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties, assets or rights makes such qualification or licensing necessary, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror or Nxu Tech. The Acquiror Organizational Documents that have been made available to the Company are true, correct and complete and are in effect as of the date of this Agreement and Acquiror is not in default under or in violation of any provision thereunder.

(b)       Each of the Merger Subs is an entity duly organized, validly existing and in good standing under the Laws of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder. Other than the Merger Subs and NXU Technologies, LLC, a Delaware limited liability company and a wholly owned Subsidiary of Acquiror (“NXU Tech”), Acquiror has no other Subsidiaries or any equity or other interests in any other Person.

5.02       Corporate Authority; Approval; Non-Contravention.

(a)       Except for the Required Acquiror Stockholder Approvals, each of Acquiror, Merger Sub I and Merger Sub II has all requisite corporate power and authority and has taken all corporate or other legal entity action necessary in order to execute, deliver and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party and, subject to satisfaction of the conditions to Closing contemplated hereby, to consummate the Transactions. The execution, delivery and performance by Acquiror, Merger Sub I and Merger Sub II of this Agreement and the Ancillary Agreements to which it is a party, and the consummation by it of the Transactions, have been duly and validly authorized by all necessary corporate consent and authorizations on the part of Acquiror, Merger Sub I and Merger Sub II, as the case may be, and no other corporate actions on the part of Acquiror, Merger Sub I or Merger Sub II is necessary to authorize the execution and delivery by Acquiror, Merger Sub I or Merger Sub II of this Agreement, the Ancillary Agreements to which it is a party and the consummation by it of the Transactions, in each case, subject to receipt of the Required Acquiror Stockholder Approvals. This Agreement has been duly executed and delivered by each of Acquiror, Merger Sub I and Merger Sub II and, assuming due authorization, execution and delivery hereof by the Company, is a legal, valid and binding obligation of each of Acquiror, Merger Sub I and Merger Sub II, enforceable against each of Acquiror, Merger Sub I and Merger Sub II in accordance with its terms (subject to the Enforceability Exceptions).

(b)       The execution, delivery, and performance of this Agreement and the Ancillary Agreements to which Acquiror, Merger Sub I or the Merger Sub II are a party, and the consummation of the Transactions, and (in the case of Acquiror) subject to receipt of the Required Acquiror Stockholder Approvals, do not, and will not, constitute or result in (i) a breach or violation of, or a default under, the Acquiror Organizational Documents or the applicable organizational documents of the Merger Sub I or Meger Sub II or (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligations under or the creation of a Lien (other than a Permitted Lien) on any of the assets of Acquiror, Merger Sub I, Merger Sub II or Nxu Tech pursuant to, any Acquiror Material Contract or, assuming (solely with respect to performance of this Agreement and consummation of the Transactions) compliance with the matters referred to in Section 5.02(a), under any Law to which Acquiror, Merger Sub I and Merger Sub II or any of their Affiliates is subject, except (in the case of clause (ii) above) for such violations, breaches or defaults which (A) are set forth on

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Schedule 5.02(b), or (B) has not had or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror or Nxu Tech.

(c)       The Acquiror Support Agreement will have been duly executed by Acquiror and the stockholders of Acquiror parties thereto and, assuming due authorization, execution and delivery thereof by the other parties thereto, will constitute a legal, valid and binding obligation of Acquiror, and, to the Knowledge of Acquiror, will be enforceable against the other parties thereto (other than the Company) in accordance with its terms (subject to the Enforceability Exceptions).

5.03       Governmental Approvals. No consent of, or registration, declaration, notice or filing with, any Governmental Authority is required by or with respect to Acquiror, Merger Sub I or Merger Sub II in connection with the execution and delivery by Acquiror, Merger Sub I or Merger Sub II of this Agreement or the consummation by Acquiror, Merger Sub I or Merger Sub II of the Transactions, except for (a) such other consents, registrations, declarations, notices and filings which, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror or Nxu Tech, (b) the filing of the Certificates of Merger and amendment to Acquiror’s certificate of incorporation with the Secretary of State of the State of Delaware, (c) applicable requirements, if any, of the Exchange Act, state securities or “blue sky” laws, (d) the NASDAQ’s approval of Listing Application and (e) the SEC’s declaration of the Registration Statement effective under the Securities Act.

5.04       Capitalization.

(a)       The authorized capital stock of Acquiror consists of (i) 4,000,000,0000 shares of Acquiror Class A Common Stock, (ii) 1,000,000,000 shares of Acquiror Class B Common Stock, and (iii) 10,000,000 shares of Acquiror Preferred Stock, of which 5,000 shares have been designated as Series A Convertible Preferred Stock and 1 share has been designated as Series B Preferred Stock. At the close of business on the immediately preceding Business Day prior to the date hereof, there were (i) 11,934,072 shares of Acquiror Class A Common Stock outstanding, (ii) 273,503 shares of Acquiror Class B Common Stock outstanding, (iii) no shares of Series A Convertible Preferred Stock outstanding, (iv) zero shares of Series B Preferred Stock outstanding (provided that the Acquiror’s board approved the issuance of one share of Series B Preferred Stock on the date hereof), (v) an aggregate of 49,354,991 reserved for future issuance under the NXU, Inc. 2023 Omnibus Incentive Plan, as amended from time to time (the “Acquiror Omnibus Plan”), (vi) no shares are reserved for the future grant of awards under any Acquiror Option & RSU Plan other than the Acquiror Omnibus Plan, (vii) an aggregate of 997,698 were subject to outstanding Acquiror Options and an aggregate of 7,293,934 were subject to outstanding Acquiror RSUs and (vii) an aggregate of 109,513 reserved for future issuance under Acquiror Warrants. Acquiror does not hold any shares of its capital stock in its treasury.

(b)       All of the issued and outstanding shares of capital stock of Acquiror have been, and all shares that may be issued pursuant to the Acquiror Option & RSU Plans will be, when issued in accordance with the terms thereof, duly authorized and validly issued, fully paid and nonassessable. None of the issued and outstanding shares of capital stock of Acquiror are entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the issued and outstanding shares capital stock of Acquiror are subject to any right of first refusal in favor of Acquiror. Except as contemplated herein, there is no Contract to which Acquiror is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of capital stock of Acquiror. Acquiror is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any issued outstanding shares of capital stock of Acquiror or other securities.

(c)       Schedule 5.04(c) sets forth a true and correct list, as of the close of business on the immediately preceding Business Day prior to the date hereof, of (i) each award of Acquiror Options and Acquiror RSUs and the Acquiror Option and RSU Plan under which the award was granted, (ii) the name of each holder of Acquiror Options and the name of each holder of Acquiror RSUs, (iii) the number of shares of Acquiror Class A Common Stock underlying each award of Acquiror Options and Acquiror RSUs, (iv) the date on which the award of Acquiror Options or Acquiror RSUs was granted, (v) the vesting schedule of each award of Acquiror Options and Acquiror RSUs and (vi) the exercise price and expiration date of each award of Acquiror Options. Each Acquiror Option has an exercise price that is at least equal to the fair market value (within the meaning of Section 409A of the Code) of the underlying shares on the date of grant.

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(d)       Except as set forth on Schedule 5.04(d), as of the close of business on the immediately preceding Business Day prior to the date hereof, there are no other outstanding equity interest in Acquiror, including any warrants, options, calls, pre-emptive rights, subscriptions, “phantom” stock rights or other rights, agreements, arrangements, convertible or exchangeable securities or other commitments (other than this Agreement) pursuant to which Acquiror is obligated to issue, transfer, sell, purchase, return or redeem or cause to be issued, transferred, sold, purchased, returned or redeemed any equity securities of Acquiror.

(e)       Other than NXU Tech, Merger Sub I or Merger Sub II or as set forth on Schedule 5.04(e), Acquiror has no equity interest in, nor has it agreed to acquire, any share capital or other equity security of any other company (wherever incorporated).

5.05       Subsidiaries. Other than the Merger Subs, which have been formed solely in connection with the Transaction and has undertaken no other operations or activities, NXU Tech, and as set forth on Schedule 5.04(e), Acquiror has no Subsidiaries or other ownership, or right to acquire, capital stock, security, partnership interest or other equity interest of any kind in any Person.

5.06       Compliance with Laws. Except as would not reasonably be expected to have a Material Adverse Effect on Acquiror or Nxu Tech:

(a)       Each of Nxu Tech and Acquiror is conducting and has, since January 1, 2020, conducted its business in compliance with all Laws applicable to it and Acquiror’s business, properties, rights or other assets.

(b)       There is no, and since January 1, 2020 has been no, Action by or against Acquiror or Nxu Tech pending or threatened in writing, nor has any Governmental Authority indicated in writing to Acquiror or Nxu Tech an intention to initiate or conduct the same.

(c)       Since January 1, 2020, neither Nxu Tech nor Acquiror has received any written notice from any Governmental Authority (i) with respect to an alleged, actual or potential violation and/or failure to comply with any such applicable Law or (ii) requiring Acquiror to take or omit any action to ensure compliance with any such applicable Law.

(d)       Acquiror possesses all governmental permits, approvals, orders, authorizations, consents, licenses, certificates, franchises, exemptions or waivers of, or filings, notices, or registrations with, or issued by, any Governmental Authority necessary for the ownership and use of the assets of Acquiror and Nxu Tech and the operation of Acquiror’s and Nxu Tech’s business as currently conducted, (the “Acquiror Permits”). All such Acquiror Permits are valid and in full force and effect, and there are no lawsuits or other proceedings pending or threatened before any Governmental Authority that seek the revocation, cancellation, suspension or adverse modification thereof. Acquiror is not in default in any respect of, and no condition exists that with notice or lapse of time or both would constitute a material default under, the Acquiror Permits.

5.07       Absence of Certain Changes or Events. Except as set forth on Schedule 5.07: (a) since the Balance Sheet Date and except as expressly required or permitted by this Agreement each of Nxu Tech and Acquiror has conducted its business in all material respects in the ordinary course of business, and (b) since the Balance Sheet Date, there has not been any change, effect, event, circumstance, occurrence or state of facts that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Acquiror or Nxu Tech.

5.08       No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the most recent balance sheet of Acquiror included within the Acquiror SEC Reports, (b) for liabilities incurred in the ordinary course of business since the Balance Sheet Date, (c) as expressly permitted or contemplated by this Agreement or otherwise incurred in connection with the Transactions, (d) as disclosed on Schedule 5.08, (e) contingent liabilities under executory contracts and (f) for liabilities that have been discharged or paid in full in the ordinary course of business, as of the date hereof, Acquiror does not have any liabilities of the type required by GAAP to be disclosed or reserved for on a balance sheet of Acquiror.

5.09       Litigation.

(a)       Except as set forth in Schedule 5.09(a)(i), neither Nxu Tech, Acquiror nor, to the Knowledge of Acquiror, any of the officers of Nxu Tech or Acquiror, in their capacities as such, is the subject of or engaged in any material Action before a Governmental Authority, arbitration or other dispute resolution process before a third party

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unrelated to the dispute, whether as claimant, defendant or otherwise, and no such litigation, arbitration or dispute resolution process is pending or threatened in writing on the date hereof, in each case, that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror, Merger Sub I or Merger Sub II to enter into, perform its obligations under this Agreement and consummate the Transactions. Except as set forth in Schedule 5.09(a)(ii), neither of Nxu Tech nor Acquiror is, nor to the Knowledge of Acquiror are any of the officers of Nxu Tech or Acquiror, in their capacities as such, subject to any settlement agreements or arrangements, whether written or oral, or is in discussions for a settlement or arrangement, regarding any disputes or claims, that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror, Merger Sub I or Merger Sub II to enter into, perform its obligations under this Agreement and consummate the Transactions.

(b)       Neither Acquiror, Nxu Tech, Merger Sub I nor Merger Sub II is a party to or subject to the provisions of any outstanding judgment, order, writ, injunction, decree or award of any Governmental Authority (except if generally applicable without Acquiror, Nxu Tech, Merger Sub I or Merger Sub II being named therein) that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Acquiror, Merger Sub I or Merger Sub II to enter into, perform its obligations under this Agreement and consummate the Transactions.

5.10       Contracts.

(a)       Schedule 5.10(a) sets forth a true and complete list as of the date hereof, of the following Contracts that are effective as of the date hereof and to which Acquiror or Nxu Tech is a party or is bound (all such Contracts set forth on Schedule 5.10(a), or which are required to be so disclosed, the “Acquiror Material Contracts”):

(i)       all such Contracts with third party manufacturers and suppliers for the manufacture and supply of products;

(ii)      all such Contracts with (or with obligations of Acquiror to) a Related Party;

(iii)     all such Contracts that contain any covenant materially limiting or prohibiting the right of Acquiror (A) to engage in any line of business or conduct business in any geographic area, (B) to distribute or offer any products or services, or (C) to compete with any other person in any line of business or in any geographic area or levying a fine, charge or other payment for doing any of the foregoing;

(iv)     all such Contracts in which the aggregate outstanding expenditure or payment obligations of Acquiror or Nxu Tech exceeds $250,000, excluding obligations that are contingent liabilities in respect of a breach or indemnification obligation or similar contingent obligation as a result of a breach or default;

(v)      any Contract for the use by Acquiror or Nxu Tech of any tangible property;

(vi)     any partnership, joint venture or other similar agreement or arrangement providing for the formation, creation, operation, management or control of any partnership or joint venture with a third party to which Acquiror or Nxu Tech is a party, other than bona fide customer-supplier relationships or a trade association;

(vii)    all such Contracts providing for the acquisition or disposition of any business, equity interests or material assets (whether by merger, sale of stock, sale of assets or otherwise) pursuant to which Acquiror or Nxu Tech has any ongoing obligation (including for deferred purchase price obligations, earn-out obligations, indemnification obligations and other contingent liabilities (including payment obligations in respect of the future utilization of any net operating losses));

(viii)   all such Contracts that obligate Acquiror or Nxu Tech to make any loans, advances or capital contributions to, or investments in, any Person (other than advances to employees for business expenses in the ordinary course of business consistent with past practice);

(ix)     any note, mortgage, indenture or other obligation or agreement or other instrument for or relating to indebtedness for borrowed money, or any guarantee of third-party obligations, or any letters of credit, performance bonds or other credit support for Acquiror or Nxu Tech;

(x)      any Contract that creates guarantees or Liens of any nature on Acquiror’s or Nxu Tech’s assets not in the ordinary course of business;

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(xi)     any CBA;

(xii)    all such Contracts or agreements with any employee, officer, director or other individual service provider that (A) provide for annual compensation in excess of $100,000, (B) are not terminable by Acquiror or Nxu Tech on no more than thirty (30) days’ notice and without liability or financial obligation to Acquiror other than accrued compensation and other payments required by Law or (C) provide for sale, change in control, severance, retention, transaction or similar bonuses, or any other compensation or benefits triggered or accelerated in connection with or otherwise related to the consummation of the transaction contemplated hereby, whether alone or in connection with any other event, that are (or may become) payable to any current or former employee of or other service provider to Acquiror or Nxu Tech;

(xiii)   all Contracts entered into to settle or resolve any material Intellectual Property-related dispute, including settlement agreements, covenants not to sue, consent agreements, and co-existence agreements;

(xiv)   all Contracts providing for the development of any material Intellectual Property, independently or jointly, by or for Acquiror or Nxu Tech, other than Contracts entered into pursuant to a form employee or independent contractor invention assignment agreement between Acquiror or Nxu Tech and an employee or independent contractor of Acquiror or Nxu Tech regarding the development of Intellectual Property by such employee or independent contractor; and

(xv)    all Contracts pursuant to which Acquiror or Nxu Tech (A) grants or (B) is granted a license (whether or not such license is currently exercisable) to, or other rights under, any Intellectual Property, excluding, in the case of (A), Permitted Liens, and in the case of (B), any Commercially Available Software.

(b)       Except as set forth in Schedule 5.10(b), neither of Acquiror nor Nxu Tech (i) is, nor has it received written notice that any other party to any Acquiror Material Contract is, in material violation or material breach of or material default (immediately or upon notice or lapse of time) under or (ii) has waived or failed to enforce any material rights or material benefits under any Acquiror Material Contract to which it is a party or any of its properties, rights or other assets is subject. Except as set forth in Schedule 5.10(b), no Material Contract is the subject of a notice to terminate, except for any expiration of the term of an Acquiror Material Contract following the date of this Agreement in accordance with its terms. Except as set forth in Schedule 5.10(b), each Acquiror Material Contract is in full force and effect and, subject to the Enforceability Exceptions, is legal, valid and binding on the Acquiror or Nxu Tech, as applicable, and, to the Knowledge of Acquiror, each other party thereto, except as would not reasonably be expected to have a Material Adverse Effect on Acquiror or Nxu Tech. Except as set forth in Schedule 5.10(b), there is no default under any such Material Contracts by Acquiror or Nxu Tech, as applicable, or, to the Knowledge of Acquiror, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Acquiror or Nxu Tech, as applicable, or, to the Knowledge of Acquiror, any other party thereto, in each case, except as would not have a Material Adverse Effect on Acquiror or Nxu Tech.

5.11       Employment Matters.

(a)       Except as set forth on Schedule 5.11(a), (i) neither of Acquiror nor Nxu Tech is a party to or bound by any CBA (including agreements with works councils and trade unions and side letters), or is negotiating or required to negotiate a CBA; (ii) no employees of Acquiror or Nxu Tech are represented by any labor or trade union, works council, or other labor organization with respect to their employment; (iii) in the past three (3) years, no labor or trade union, works council, other labor organization, or group of employees of Acquiror or Nxu Tech has made a demand for recognition or certification, and there are no representation or certification proceedings presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; (iv) in the past three (3) years, there have been no actual or threatened organizing activities with respect to any employees of Acquiror or Nxu Tech and no such activities are currently pending or threatened; (v) in the past three (3) years, there has been no actual or threatened strike, lockout, work stoppage, slowdown, picketing, hand billing, unfair labor practice charge, material labor grievance, material labor arbitration or other material labor dispute against or affecting Acquiror or Nxu Tech, and no such dispute is currently pending or threatened; and (vi) with respect to the Transactions, each of Acquiror and Nxu Tech has satisfied all notice, bargaining, consent, consultation or other obligations to its employees and employees’ Representatives under applicable Law and any CBA.

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(b)       Over the past three (3) years (i) no employee of Acquiror or Nxu Tech has made allegations of sexual harassment, sexual misconduct or other harassment against any officer, director or key employee of Acquiror or Nxu Tech, as applicable, and (ii) neither Acquiror nor Nxu Tech has entered into any settlement agreement related to sexual harassment, sexual misconduct or other harassment by or against any current or former employee, independent contractor, director or officer of Acquiror or Nxu Tech, as applicable.

(c)       Neither of Acquiror or Nxu Tech is a party to or has received an active written threat or, an oral threat, of any Action brought by on or on behalf of any applicant, any former or current employee, any former or current individual or sole proprietor independent contractor relating to any labor or employment matters of Acquiror or Nxu Tech, as applicable.

(d)       Except as set forth in Schedule 5.11(d), each of Acquiror and Nxu Tech is, and for the past three (3) years has been, in compliance with all Laws relating to labor or employment, including Laws regarding terms and conditions of employment, hiring, background checks, trainings, notices, immigration, authorization to work, health and safety, wages, hours, employee classification (for overtime purposes or as employee versus independent contractor), overtime (including the proper determination of regular pay and the treatment of bonuses), meal and rest periods, harassment, discrimination, retaliation, accommodations, disability rights or benefits, plant closings and mass layoffs, workers’ compensation, labor relations, leaves of absences, time off, COVID-19, affirmative action, unemployment insurance and/or termination of employment other than any failure to so comply not reasonably likely to result in material liability to Acquiror or Nxu Tech, as applicable. Neither of Acquiror nor Nxu Tech has any actual or contingent liability with respect to (i) any misclassification of any person as an independent contractor rather than as an employee, as an employee rather than as an independent contractor, or as a non-employee when in fact employed, (ii) any employee or contractor leased from or staffed by another employer, or (iii) any person currently or formerly classified as exempt from, or otherwise not paid where required, overtime and minimum or other wages.

(e)       Neither Acquiror nor Nxu Tech has, in the past three (3) years, experienced or implemented a “plant closing” or “mass layoff” as defined in the WARN Act or other event requiring notice under a WARN Act. In the six (6) month period immediately prior to the date hereof, neither Acquiror nor Nxu Tech has carried out any temporary layoffs, furloughs, or material reductions in hours of work that, if continued for six (6) months, alone or in the aggregate with any other “employment loss” (as defined under any WARN Act), could reasonably be expected to constitute a “plant closing” or “mass layoff” under any WARN Act.

5.12       Employee Benefits.

(a)       Schedule 5.12(a) contains a true, correct and complete list of each Acquiror Benefit Plan. Acquiror has provided to the Company with respect to each Acquiror Benefit Plan, as applicable, true, correct and complete copies of: (i) such Acquiror Benefit Plan, or with respect to any unwritten Acquiror Benefit Plan, a written description of all material terms thereof, and form of any award documentation thereunder; (ii) the most recent determination, opinion or advisory letter received from the Internal Revenue Service, if any; (iii) the Form 5500 annual report and the financial statements and actuarial summary or other valuation reports prepared with respect thereto in the past three (3) years; (iv) each trust, insurance, annuity, stop-loss or other funding Contract or arrangement related thereto; (v) the most recent summary plan description and any summaries of material modification with respect thereto; (vi) discrimination or similar testing (and evidence of corrective action related thereto) for the past three (3) years; and (vii) all non-routine correspondence or communications relating thereto with any Governmental Authority or participant within the past three (3) years.

(b)       With respect to each Acquiror Benefit Plan: (i) such Acquiror Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and with the requirements of applicable Law, including the Code and ERISA; (ii) all contributions or payments due to date have been made timely and in compliance with the terms of such Acquiror Benefit Plan and applicable Law, or if not yet due, properly accrued (to the extent required or appropriate to be accrued in accordance with GAAP or otherwise in the ordinary course of business); (iii) no failure to pay premiums due or payable with respect to insurance policies relating to such Acquiror Benefit Plan has resulted in default under any such policies; and (iv) there are no proceedings pending or, to the Knowledge of Acquiror, threatened against or involving such Acquiror Benefit Plan brought by or on behalf of any current or former employee or other service provider of Acquiror (or dependent or beneficiary thereof) or Governmental Authority (other than routine claims for benefits made in the ordinary course of business), in each case, except as could not reasonably be expected to result in material liability to Acquiror. Each Acquiror Benefit

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Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has received a favorable determination letter from the Internal Revenue Service or, with respect to a prototype or volume submitter plan, can rely on an opinion or advisory letter from the Internal Revenue Service to the prototype plan or volume submitter plan sponsor, as to its qualification and to the effect that the plan’s related trust is exempt from federal income taxes under Section 501(a) of the Code, and nothing has occurred that could reasonably be expected to result in the revocation of such favorable determination.

(c)       Neither Acquiror, Nxu Tech nor any ERISA Affiliate maintains, sponsors, contributes to or been obligated to contribute to (or has ever maintained, sponsored or contributed to or been obligated to contribute to) or has any obligation with respect to, (i) any employee benefit plan that is subject to Title IV of ERISA, (ii) any Multiemployer Plan, (iii) any multiple employer plan (as defined in Section 413(c) of the Code), (iv) any voluntary employees’ beneficiary association described under Section 501(c)(9) of the Code or any “funded welfare plan” within the meaning of Section 419 of the Code or (v) any multiple employer welfare arrangement (as defined under Section 3(40) of ERISA).

(d)       Neither Acquiror nor Nxu Tech has no actual or contingent liability under or with respect to COBRA for failure to comply with its notice or coverage requirements or for failure to comply with PPACA, and any other comparable domestic or foreign Laws, including all requirements relating to eligibility waiting periods and the offer of or provision of minimum essential coverage that is compliant with Section 36B(c)(2)(C) of the Code. No excise Tax or penalty under PPACA, including Sections 4980D and 4980H of the Code is outstanding, has accrued, or has arisen with respect to any period prior to the Closing, with respect to any Acquiror Benefit Plan.

(e)       Each Acquiror Benefit Plan that provides deferred compensation subject to Section 409A of the Code satisfies and has satisfied, in form and operation, the requirements of Section 409A of the Code and the guidance thereunder. No current or former employee or other service provider of Acquiror or Nxu Tech is entitled to receive any gross-up or additional payment in connection with any Tax (including those imposed under Section 409A or Section 4999 of the Code).

(f)       No Acquiror Benefit Plan, fiduciary of such plan or administrator of such plan has taken any action, or failed to take any action, which action or failure could subject Acquiror, Nxu Tech or any of their Affiliates, or any current or former employee or other service provider of Acquiror or Nxu Tech, to any material Tax, fine, Lien, penalty or other obligation imposed by ERISA, the Code or other applicable Laws, with respect to or in connection with any Company Benefit Plan.

(g)       Neither of Acquiror nor Nxu Tech provide (or have at any time provided) or have any obligation to provide post-employment health, life or other welfare benefits, other than as required under Section 4980B of the Code (the full cost of which is borne by the applicable recipient of such benefits).

(h)       Except as set forth in Schedule 5.12(h), neither the execution of this Agreement nor the consummation of the Transactions, either alone or in combination with the occurrence of any other event, would be reasonably likely to result in: (i) any material payment or benefit becoming due to, or a material increase in, or acceleration of the timing of payment, funding or vesting of, the compensation or benefits of, any current or former employee, officer, director or other individual service provider of Acquiror or Nxu Tech; (ii) the receipt (whether in cash, property or the vesting of property) by any “disqualified individual” of any “parachute payment” (as such terms are defined in Section 280G of the Code); or (iii) any breach or violation of or default under or, except pursuant to applicable Law, limitation of the rights of Acquiror, Nxu Tech or their respective Affiliates to amend, modify or terminate any Acquiror Benefit Plan.

5.13       Taxes.

(a)       Each of Acquiror and Nxu Tech has filed with the appropriate Tax Authority, or has caused to be filed on its behalf (taking into account any valid extension of time within which to file), all material Tax Returns required to be filed by it, and all such Tax Returns were and are true, correct and complete in all material respects. Each of Acquiror and Nxu Tech has paid all Taxes due and payable (whether or not shown on any Tax Return). No claim has ever been made in writing by a Tax Authority in a jurisdiction where Acquiror or Nxu Tech does not file a Tax Return that such entity is or may be subject to taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return.

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(b)       Except as set forth in Schedule 5.13(b), each of Acquiror and Nxu Tech has (i) withheld all Taxes required to have been withheld by it in connection with amounts paid to any employee, independent contractor, creditor, stockholder or any other third party, and (ii) remitted such amounts required to have been remitted to the appropriate Tax Authority, except where such failure would not reasonably be expected to result in a material liability.

(c)       No claim, assessment, deficiency or proposed adjustment for any amount of Tax has been asserted or assessed in writing by any Tax Authority against Acquiror or Nxu Tech that remains unresolved or unpaid. There is no Tax audit or other examination of Acquiror or Nxu Tech presently in progress, and there are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any Taxes or Tax Returns of Acquiror, nor has any request been made in writing for any such extension or waiver.

(d)       Neither of Acquiror nor Nxu Tech is or has been (i) a party to any Tax sharing, indemnification, allocation or similar agreement or arrangement (excluding any commercial Contract entered into in the ordinary course of business and not primarily related to Taxes), (ii) a member of an affiliated, consolidated, combined, unitary or similar Tax group for income tax purposes (other than any such Tax group the common parent of which was Acquiror), or (iii) a party to any “listed transaction” under Treasury Regulations Section 1.6011-4(b)(2) (or any similar or corresponding provision of state, local or foreign Law).

(e)       Neither of Acquiror nor Nxu Tech has any liability for Taxes of any other Person (other than any such Tax group the common parent of which is Acquiror) as a result of Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by operation of Law, by Contract or otherwise (excluding, in each case, any commercial Contract entered into in the ordinary course of business and not primarily related to Taxes).

(f)       Neither of Acquiror nor Nxu Tech has distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(g)       Each of Acquiror and Nxu Tech are in compliance in all material respects with all applicable transfer pricing Laws and regulations. All intercompany agreements have been adequately documented, and such documents have been duly executed in a timely manner. The prices and terms for the provision of any property or services by or to Acquiror or Nxu Tech are arm’s length for purposes of the relevant transfer pricing Laws, and all related documentation required by such Laws has been timely prepared or obtained and, if necessary, retained.

(h)       Neither Acquiror nor Nxu Tech is a partner for Tax purposes with respect to any joint venture, partnership or other arrangement or Contract which is treated as a partnership for Tax purposes.

(i)        Neither Acquiror nor Nxu Tech has (i) been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the past five years, (ii) been a “personal holding company” as defined in Section 542 of the Code (or any similar provision of state, local or foreign Law) or (iii) become subject to Tax in a country other than the country of its formation by reason of being engaged in a trade or business, having a permanent establishment (within the meaning of an applicable Tax treaty), or having employees in such country.

(j)        There are no Liens with respect to Taxes on any of the assets of Acquiror or Nxu Tech, other than Liens for Taxes which are not yet due and payable.

(k)       Neither of Acquiror nor Nxu Tech will be required to include any item of income in, or exclude any material item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale, open transaction or other transaction on or prior to the Closing Date, any accounting method change, improper use of an accounting method or agreement with any Tax Authority filed or made on or prior to the Closing Date or any material deferred revenue or prepaid amount received on or prior to the Closing.

(l)        Each of Acquiror and Nxu Tech has complied in all material respects with all escheat and unclaimed property Laws.

(m)      Neither Acquiror nor Nxu Tech has taken or agreed to take any action (nor to the Knowledge of Acquiror is there any fact or circumstance) that would prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

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(n)       For U.S. federal income Tax purposes, Merger Sub II is, and immediately following the Merger will be, a “disregarded entity” within the meaning of Treasury Regulations Section 1.368-2(b)(1)(i)(A) whose separate existence as an equity is disregarded from that of its sole owner, which is Acquiror.

5.14       Brokers. No broker, investment banker, financial advisor or other Person, other than those set out in Schedule 5.14, the fees and expenses of which will be paid by Acquiror, Nxu Tech, Merger Sub I or Merger Sub II pursuant to an engagement letter entered into therewith, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Acquiror, Nxu Tech, Merger Sub I or Merger Sub II.

5.15       Acquiror SEC Reports; Financial Statements; Sarbanes-Oxley Act.

(a)       To the Knowledge of Acquiror, except as disclosed in Schedule 5.15(a), Acquiror has filed all required registration statements, reports, schedules, forms, statements and other documents required to be filed by it with the SEC (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “Acquiror SEC Reports”). Except as set forth on Schedule 5.15(a), to the Knowledge of Acquiror, none of the Acquiror SEC Reports, as of their respective dates, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Except as set forth on Schedule 5.15(a), to the Knowledge of Acquiror, the audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the Acquiror SEC Reports complied as to form, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in all material respects in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC), and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of Acquiror and Nxu Tech as of the respective dates thereof and the results of its operations and cash flows for the respective periods then ended.

(b)       Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Acquiror and other material information required to be disclosed by Acquiror in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Acquiror’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. As of March 31, 2024, to the Knowledge of Acquiror, such disclosure controls and procedures were effective in timely alerting Acquiror’s principal executive officer and principal financial officer to material information required to be included in Acquiror’s periodic reports required under the Exchange Act.

(c)       Acquiror has established and maintained a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act). Acquiror’s management assessed the effectiveness of the Company’s internal control over financial reporting for the fiscal year ended December 31, 2023 based on the criteria for effective internal control over financial reporting established in “Internal Control-Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and based on such assessment, determined that the Company maintained effective internal control over financial reporting as of December 31, 2023. Since December 31, 2023, there have been no changes in Acquiror’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Acquiror’s internal control over financial reporting.

(d)       There are no outstanding loans or other extensions of credit made by Acquiror or Nxu Tech to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Acquiror or Nxu Tech. Neither Acquiror nor Nxu Tech has taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e)       Neither Acquiror nor Nxu Tech (including any employee thereof) nor, to the Knowledge of Acquiror, Acquiror’s independent registered public accounting firm has identified or been made aware of (i) any significant deficiency or material weakness (each as defined in Rule 13a-15(f) of the Exchange Act) in the system of internal controls over financial reporting utilized by Acquiror, (ii) any Fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal controls over financial reporting utilized by Acquiror or (iii) any claim or allegation regarding any of the foregoing.

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(f)       To the Knowledge of Acquiror, as of the date hereof, there are no outstanding SEC comments from the SEC with respect to the Acquiror SEC Reports. Except as set forth in Schedule 5.15(f), to the Knowledge of Acquiror, none of the Acquiror SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

(g)       To the Knowledge of Acquiror, each director and executive officer of Acquiror and Nxu Tech has filed with the SEC all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder.

5.16       Registration Statement. As of the time the Registration Statement becomes effective under the Securities Act, the Registration Statement (together with any amendments or supplements thereto) will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from the Registration Statement in reliance upon and in conformity with information furnished in writing to Acquiror by or on behalf of the Company specifically for inclusion in the Registration Statement or as to any projections or forecasts or forward looking statements included in the Registration Statement.

5.17       NASDAQ Stock Market Quotation. The issued and outstanding shares of Acquiror Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NASDAQ under the symbol “NXU”. Except as disclosed in the Acquiror SEC Reports, Acquiror is in compliance in all material respects with the rules of the NASDAQ and there is no action or proceeding pending or, to the Knowledge of Acquiror, threatened against Acquiror by the NASDAQ, the Financial Industry Regulatory Authority or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Common Stock or terminate the listing of Acquiror Class A Common Stock on the NASDAQ. None of Acquiror or its Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Class A Common Stock under the Exchange Act.

5.18       Intellectual Property.

(a)       Schedule 5.18(a) contains a complete and accurate list of all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and pending applications, (iii) copyright registrations and pending applications and (iv) internet domain names, in each case that are owned by Acquiror or Nxu Tech or that Acquiror or Nxu Tech purport to own (collectively, “Acquiror Registered IP”), indicating for each item, as applicable, the registration or application number, the applicable filing jurisdiction and the date of filing or issuance and, with respect to domain names, the applicable domain name registrar. Each item of Acquiror Registered IP is subsisting and unexpired and to the Knowledge of Acquiror, valid and enforceable. Acquiror solely and exclusively owns, free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to the Owned Acquiror Intellectual Property.

(b)(i) The operation of the business of Acquiror and Nxu Tech as currently conducted does not infringe, misappropriate, dilute or otherwise violate, and since January 1, 2020, has not infringed, misappropriated, diluted or otherwise violated, any third-party Intellectual Property (provided that the foregoing representation 5.18(b)(i) is being made to the Knowledge of the Acquiror in respect of patents and patent applications) and (ii) to the Knowledge of Acquiror: no third party is infringing, misappropriating, diluting or otherwise violating, and no third party has infringed, misappropriated, diluted or otherwise violated since December 31, 2016, any Owned Acquiror Intellectual Property. Neither Acquiror nor Nxu Tech has received any written charge, complaint, claim, demand or notice alleging that the conduct of the business infringes, misappropriates, dilutes or otherwise violates any Intellectual Property of any other Person.

(c)       There is no, and since January 1, 2020 there has not been any, Action pending or threatened in writing, or, to the Knowledge of Acquiror, orally (including “cease and desist” letters or invitations to take a license) (i) against Acquiror or Nxu Tech (A) challenging the ownership, validity, registrability, patentability, or enforceability of the Owned Acquiror Intellectual Property (excluding ordinary course office actions and similar ex-parte proceedings in connection with the prosecution of applications for the registration or issuance of any Intellectual Property) or (B) asserting that Acquiror or Nxu Tech has infringed, misappropriated, diluted or otherwise violated any third-party Intellectual Property, or (ii) brought by Acquiror or Nxu Tech (A) challenging the ownership, validity, registrability,

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patentability, or enforceability of the Intellectual Property of any third party (excluding ordinary course office actions and similar ex-parte proceedings in connection with the prosecution of applications for the registration or issuance of any Intellectual Property) or (B) asserting that any third party has infringed, misappropriated, diluted or otherwise violated any Owned Acquiror Intellectual Property.

(d)       Each of Acquiror and Nxu Tech has taken commercially reasonable measures to protect, enforce and maintain (i) the confidentiality of all material proprietary information and trade secrets included in the Owned Acquiror Intellectual Property or of third parties provided to Acquiror or Nxu Tech, as applicable, under obligations of confidentiality, and (ii) its ownership of, and rights in, all Owned Acquiror Intellectual Property. Without limiting the foregoing, neither Acquiror nor Nxu Tech has made any of its trade secrets or other material confidential or proprietary information that it intended to maintain as confidential information (including source code of any Acquiror Software) available to any other Person except pursuant to written binding agreements requiring such Person to maintain the confidentiality of such confidential information or trade secrets.

5.19       Data Protection. Except as would not reasonably be expected to have a Material Adverse Effect on Acquiror or Nxu Tech:

(a)       Each of Acquiror and Nxu Tech is, and at all times since January 1, 2020 has been, (i) in material compliance with all Privacy Laws, Data Security Requirements, and Acquiror’s or Nxu Tech’s, as applicable, contractual requirements relating to the Acquiror’s or Nxu Tech’s, as applicable, Processing of Personal Information (collectively, the “Acquiror Privacy Commitments”), and (ii) has not been subject to any Actions, regulatory audits or investigations by any Person or Governmental Authority relating to the Acquiror Privacy Commitments. Each of Acquiror and Nxu Tech has appointed a data protection officer if required to do so under Privacy Laws, and complied at all times with and made privacy notices (complete and accurate copies of which have been made available to the Company) available to all individuals about whom the Acquiror or Nxu Tech, as applicable, Processes or directs the Processing of Personal Information, in conformance with Acquiror Privacy Commitments, including with respect to the collection, processing, receipt, security, storage, transmission, transfer (including cross-border transfers), disclosure, destruction and use of Personal Information. Each of Acquiror and Nxu Tech has taken commercially reasonable steps to ensure that all Personal Information is protected against loss or unauthorized Processing, including by maintaining and enforcing policies, procedures, and rules regarding data privacy, protection, and security to protect the security, integrity and privacy of Personal Information as required by all Acquiror Privacy Commitments.

(b)       Since January 1, 2020, (i) to Acquiror’s knowledge, there has not been any breach, security incident, loss, theft, modification, destruction, alteration, disclosure or other misuse of, or third party claims, complaints, fines, practice recommendation, request, or proceeding of any nature alleging, unauthorized access or unauthorized use of any Personal Information or confidential business information maintained by any Acquiror Data Related Vendor on behalf of the Acquiror or Nxu Tech and (ii) neither Acquiror nor Nxu Tech has received any written requests, complaints or objections to its collection or use of Personal Information from any Governmental Authority or other third party (including data subjects). No Person has threatened to bring or been awarded compensation from Acquiror or Nxu Tech under any Acquiror Privacy Commitments and there is no basis for any such claim to be brought that may give rise or has given rise to any liability, and no written claim for such compensation is outstanding. Each of Acquiror and Nxu Tech has complied with all data subject requests, including any requests for access to Personal Information, the cessation of specified processing activities or the rectification or erasure of any Personal Information, in each case in accordance with the requirements of applicable Privacy Laws.

(c)       Neither Acquiror nor Nxu Tech sell, rent or otherwise make available to any Person any Personal Information, except in a manner that complies with all applicable Privacy Laws. The execution, delivery and performance of this Agreement and the transaction contemplated herein comply and will comply with all Acquiror Privacy Commitments.

(d)       Each of Acquiror and Nxu Tech, as applicable, has entered into written contracts with each third-party service provider, vendor and business partner that has access (including storage) to Personal Information which complies with all applicable requirements of Acquiror Privacy Commitments (“Acquiror Data Related Vendors”), including payment processors, advertising and marketing agencies, cloud storage vendors and outsourced technology or human resource functions, containing all appropriate, sufficient and legally required contractual clauses regarding privacy and information security. The Acquiror has made available to the Company true and accurate copies of all contracts with any Acquiror Data Related Vendor.

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(e)       To the extent that either of Acquiror or Nxu Tech collect Personal Information of Persons who reside outside of the United States, the EU, and/or the UK, and/or Canada, respectively, Acquiror or Nxu Tech, as applicable, has implemented sufficient mechanisms to ensure that the transfers of such Personal Information from such Persons’ home country to any other country complies with Privacy Laws restricting the transfer of such Personal Information.

5.20       Information Technology and Cybersecurity. Except as would not reasonably be expected to have a Material Adverse Effect on Acquiror or Nxu Tech:

(a)       The IT Systems used in the conduct of Acquiror’s and Nxu Tech’s business (i) operate and perform in accordance with their documentation and functional specifications; (ii) are adequate for, and operate and perform in all material respects as required in connection with, the needs and operation of Acquiror’s and Nxu Tech’s business as currently conducted and are fulfilling the purposes for which they were acquired, licensed or established in an efficient manner without material downtime or errors; and (iii) are free from any bugs, computer virus, unauthorized disabling or erasing mechanism, worm, unauthorized software lock, drop dead device, Trojan horse, back door, trap door or time bomb or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of the IT Systems. There has been no failure or other material substandard performance of any IT Systems which has caused any disruption to the business of Acquiror or Nxu Tech.

(b)       Each of Acquiror and Nxu Tech has implemented with respect to the IT Systems used in its business commercially reasonable (i) steps to provide for backup, security and disaster recovery technology consistent with industry practices and (ii) actions (including implementing and monitoring compliance with administrative, technical and physical safeguards, policies, procedures and security measures that conform with all applicable contractual obligations and Privacy Laws) to protect the operation, confidentiality, integrity and security of its IT Systems and the information (including trade secrets and Personal Information) and data stored thereon or transmitted thereby, including from unauthorized use or access by third parties and from viruses and contaminants. Each of Acquiror and Nxu Tech has carried out and documented reasonable security and technology audits, investigations, data mapping exercises, impact assessments, and other activities relating to Acquiror’s and Nxu Tech’s information security practices, and no such audits, investigations, assessments and/or reports have identified material risks and/or vulnerabilities in Acquiror’s or Nxu Tech’s IT Systems.

(c)       There has been no security breach of, or unauthorized use or access to, the Acquiror or Nxu’s IT Systems (including ransomware attacks), including any breach which resulted in the unauthorized use, misappropriation, modification, encryption, corruption, disclosure or transfer of any information or data contained therein or transmitted thereby (including trade secrets and Personal Information).

(d)       The Open Source Software used in the Acquiror and Nxu Tech Software and Proprietary Databases does not have license or other usage terms that require as a condition of how Acquiror or Nxu Tech, as applicable, currently uses or has used the Acquiror and Nxu Tech Software and Proprietary Databases, that any Software or databases or data incorporated into, derived from or distributed with the Acquiror and Nxu Tech Software and Proprietary Databases be (i) disclosed or, in the case of Software, distributed in source code form; (ii) licensed for the purpose of making derivative works; (iii) redistributable at no charge; or (iv) subject to any other material limitation, restriction or condition on the right or ability of Acquiror or Nxu Tech to use or distribute the same. Neither Acquiror nor Nxu Tech, as applicable, has used any Acquiror or Nxu Tech Software or Proprietary Database disseminated by an entity on behalf of Acquiror or Nxu Tech, as applicable, that is installed on consumers’ or partners’ device(s) and used by any Person on behalf of Acquiror or Nxu Tech, as applicable, to monitor, record or transmit information about activities occurring on the device(s) on which it is installed, or about data that is stored or created on, transmitted from or transmitted to the computers on which it is installed in a manner that violates any applicable Acquiror Privacy Commitments. Neither Acquiror nor Nxu Tech has entered in any escrow or other agreements with any Person granting access to any Acquiror and Nxu Tech Software and Proprietary Databases.

5.21       Real Property.

(a)       Neither of Acquiror nor Nxu Tech own any fee simple interest in real property.

(b)       Schedule 5.21(b) contains a complete and accurate list by property, city, state and country, of all land and real property leasehold or subleasehold estates and other rights to use or occupy any interest in land or real property held by Acquiror or Nxu Tech as of the date of this Agreement (the “Acquiror Properties”). The Acquiror

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Properties are the only properties used by Acquiror or Nxu Tech in, or otherwise related to, Acquiror’s business as of the date of this Agreement, and subject to any permitted action pursuant to Section 7.02, as of the Closing Date. Acquiror is the sole legal and beneficial owner of (or is solely legally and beneficially entitled to) a leasehold interest in, or a right to use or occupy, the Acquiror Properties. Neither Acquiror nor Nxu Tech has leased or otherwise granted to any Person the right to use or occupy any Acquiror Properties or any portion thereof.

(c)       Schedule 5.21(c) contains a complete and accurate list and description of all leases, subleases, licenses, concessions, and other Contracts, agreements and leasehold or land use arrangements and all related supplemental or ancillary documents pursuant to which Acquiror or Nxu Tech leases, licenses, subleases or otherwise occupies any Acquiror Property on the date hereof, except for any leases or licenses which arrange for a temporary occupancy arrangement of less than six months (collectively, the “Acquiror Lease Documents”). Acquiror has delivered to the Company a true and complete copy of each such Acquiror Lease Document. Neither Acquiror nor Nxu Tech is and, to the Knowledge of Acquiror, no other party to any Lease Document is in material breach or material default under such Acquiror Lease Document, nor has any event occurred which with notice or the passage of time or both would constitute a breach or default under any Acquiror Lease Document.

(d)       To the Knowledge of Acquiror, each Acquiror Lease Document is a written agreement in full force and effect, is valid, binding and enforceable, subject to proper authorization and execution of each Acquiror Lease Document by the other parties thereto. Acquiror or Nxu Tech has paid the rent and all other sums that are due and payable under such Acquiror Lease Documents and there are no material arrears nor any sums which have been waived, deferred or accelerated, and no rent reviews are outstanding, in progress nor have been deferred. All consents, permits and approvals required for the grant of each Acquiror Lease Document have been obtained and complied with in all material respects.

(e)       To the Knowledge of Acquiror, except as would not reasonably be expected to have a Material Adverse Effect on Acquiror or Nxu Tech, there exists no restrictions, covenants or encumbrances that prevent any of the Acquiror Properties from being used now or in the future for their current use and at materially the same cost as at present or would prevent or require consent from a third party as a result of the transactions contemplated by this Agreement.

(f)       There are no outstanding options, rights of first offer or rights of first refusal to purchase any Acquiror Properties or any portion thereof or interest therein (which are binding on or in favor of Acquiror). There are no Contracts relating to the right to receive any portion of the income or profits from the sale, operation or development of any Acquiror Properties or any portion thereof or interest therein. Neither Acquiror nor Nxu Tech is a party to any agreement or option to purchase any land or real property or interest therein, nor is in the process of negotiating any such agreement or option to purchase as at the date of this Agreement.

(g)       Except as would not reasonably be expected to have a Material Adverse Effect on Acquiror or Nxu Tech, as of the date hereof, each Acquiror Property and any structures built on them comply with all applicable Laws, the current use of each Acquiror Property is the lawful use, no Acquiror Property is subject to any restrictions relating to flood zoning limiting its use in any material respect, and there are no material outstanding or threatened disputes, actions, claims, demands, adverse notices or complaints to which Acquiror has received notice or is a party in respect of any of the Acquiror Properties.

(h)       As of the date hereof, there are no pending, or, to the Knowledge of Acquiror, threatened, material appropriation, condemnation, eminent domain, compulsory purchase or like proceedings relating to the whole or any part of any Acquiror Properties.

(i)        Neither Acquiror nor Nxu Tech has any material actual or contingent liability in respect of previously owned, leased, licensed, used or occupied land or buildings.

5.22       Corrupt Practices; Sanctions. Except as would not reasonably be expected to have a Material Adverse Effect on Acquiror or Nxu Tech:

(a)       Neither Acquiror, Nxu Tech, any directors, officers or employees of Acquiror or Nxu Tech, nor, to the Knowledge of Acquiror, any of their other Representatives have violated, conspired to violate or aided and abetted the violation of any Anti-Corruption Laws. Acquiror (i) has instituted policies and procedures reasonably designed to ensure compliance with Anti-Corruption Laws and anti-money laundering Laws and (ii) has maintained such policies and procedures in force. No Government Official nor any of his or her immediate family members is an officer or director or owns any securities of Acquiror or Nxu Tech.

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(b)       Neither Acquiror, Nxu Tech, any directors, officers or employees of Acquiror or Nxu Tech nor, to the Knowledge of Acquiror, any of their other Representatives, is engaging and has not engaged, directly or indirectly, in any activities (including sales, reselling, licensing or sub-licensing arrangements, funding, making payments, procuring, insurance or otherwise providing assistance or support in connection with operations, business or any other activity) with or involving any Sanctioned Person or Sanctioned Territory, nor otherwise violated any applicable Sanctions or Ex-Im Laws.

(c)       Neither Acquiror nor Nxu Tech, nor any of their directors, officers, employees, nor to the Knowledge of Acquiror, any other Persons acting for or on behalf of any of the foregoing is, or has been, a Sanctioned Person.

(d)       Neither Acquiror nor Nxu Tech, nor, to the Knowledge of Acquiror, any Representatives of Acquiror or Nxu Tech, is currently or has in the past been a subject, target, or party of any current investigation, allegation (whether raised internally or externally), request for information, voluntary self-disclosure, or any other inquiry by or involving any Governmental Authority regarding the actual or possible violation of Sanctions, and neither Acquiror nor Nxu Tech has received any notice that there is any investigation, allegation, request for information, or any other inquiry by any Governmental Authority regarding an actual or possible violation of Sanctions.

5.23       Competition and Trade Regulation. Except as would not reasonably be expected to have a Material Adverse Effect on Acquiror or Nxu Tech:

(a)       Acquiror, Nxu Tech and their Representatives have been and currently are in compliance with Sanctions and Ex-Im Laws. Acquiror also maintains policies and procedures reasonably designed to ensure compliance with Sanctions and Ex-Im Laws and are following such policies and procedures.

(b)       Each of Acquiror and Nxu Tech is in compliance with all applicable antitrust Laws in all material respects. Neither Acquiror nor Nxu Tech is nor has been a party to or is or has been concerned in any agreement or arrangement with a Governmental Authority under any anti-trust, competition or similar legislation in any jurisdiction in which Acquiror or Nxu Tech has assets or carries or intends to carry on business or where its activities may have an effect.

(c)       Neither Acquiror nor Nxu Tech currently, nor expect in the future to, produce, design, test, manufacture, fabricate, or develop any critical technologies, as defined under 31 C.F.R. § 800.215.

5.24       Environmental Matters. Except as set forth in Schedule 5.24 or as would not reasonably be expected to have a Material Adverse Effect on Acquiror or Nxu Tech:

(a)       Each of Acquiror and Nxu Tech is and has been, in compliance in all material respects with all Environmental Laws, which material compliance includes possessing and complying with all Acquiror Permits required under Environmental Laws in connection with the operation of Acquiror’s business or the Acquiror Properties (“Acquiror Environmental Permits”);

(b)       Neither Acquiror nor Nxu Tech has received any notice alleging any violation of or noncompliance by Acquiror or Nxu Tech with respect to any Environmental Law or Acquiror Environmental Permit;

(c)       there are no Actions pending, or to the Knowledge of Acquiror, threatened, against Acquiror or Nxu Tech, and neither Acquiror nor Nxu Tech has received any written notification of, nor, to the Knowledge of Acquiror, is Acquiror or Nxu Tech otherwise responsible for any violation of, noncompliance with or material liability under, Environmental Laws, including for the contamination by or manufacture, management, labeling, registration, import, export, generation, storage, treatment, use, transportation, disposal, Release or threatened Release at any location of, or exposure of any Person to, any Hazardous Material;

(d)       Neither Acquiror nor Nxu Tech (i) is a party to or subject to the provisions of any Governmental Order pursuant to Environmental Law or (ii) has retained or assumed by Contract any material liabilities or obligations pursuant to Environmental Laws;

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(e)       there have been no Releases of any Hazardous Materials at, on, under, or from the current or former Acquiror Properties, or to the Knowledge of Acquiror, any third-party property that would result in a requirement for notification to or investigation by a Governmental Authority, or the need for investigation, remediation, removal, cleanup or monitoring of Hazardous Materials pursuant to Environmental Laws; and

(f)       Acquiror has furnished to the Company, or has otherwise made available for inspection by the Company, all material Phase I or Phase II environmental reports and similar material environmental documents in the possession of Acquiror and Nxu Tech.

5.25       Affiliate Transactions. Since January 1, 2022, all transactions required to be disclosed by Acquiror and Nxu Tech pursuant to Item 404 of Regulation S-K have been disclosed in the Acquiror SEC Reports. No transaction, arrangement or relationship, or series of similar transactions, arrangements or relationships, is currently proposed by Acquiror or Nxu Tech or, to the Knowledge of Acquiror, by any other Person to which Acquiror or Nxu Tech would be a participant that would be required to be disclosed under Item 404 of Regulation S-K if consummated.

5.26       Insurance. Acquiror and Nxu Tech maintain such insurance policies or binders of fire, liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors’ and officers’ liability, fiduciary liability and other casualty and property insurance as commercially reasonable and appropriate (the “Acquiror Insurance Policies”). To the Knowledge of Acquiror, there are no events, circumstances or other liabilities that give rise to a material claim under the Acquiror Insurance Policies. Except as has not had or would not reasonably be expected to have a Material Adverse Effect on Acquiror or Nxu Tech, the Acquiror Insurance Policies are in full force and effect as of the date of this Agreement with respect to Acquiror and Nxu Tech, and the limits thereunder have not been impaired, exhausted or materially diminished. As of the date hereof, Acquiror has not received any written notice of cancellation of, of a material premium increase (relative to others in the industry in which Acquiror operates) with respect to, or of a material alteration of coverage under, any Acquiror Insurance Policy. Except as has not had or would not reasonably be expected to have a Material Adverse Effect on Acquiror or Nxu Tech, all of the Acquiror Insurance Policies (i) are valid and binding in accordance with their terms, subject to Enforceability Exceptions and (ii) have not been subject to any lapse in coverage. There are no material claims related to Acquiror or Nxu Tech or their assets, business, operations, employees, officers and directors pending under any such Acquiror Insurance Policies as to which coverage has been denied or disputed or in respect of which there is an outstanding reservation of rights.

5.27       COVID-19. Acquiror has disclosed its or Nxu Tech’s participation in the federal Paycheck Protection Program in the Acquiror SEC Reports in all material respects.

5.28       Takeover Statutes and Charter Provisions. As of the date hereof and through the Second Merger Effective Time, no “fair price,” “moratorium,” “control share acquisition” or other anti-takeover statute or similar domestic or foreign Law applies with respect to Acquiror, Nxu Tech, Merger Sub I or Merger Sub II in connection with this Agreement, the Merger, the issuance of the Closing Merger Consideration or any of the other Transactions. As of the date hereof and through the Second Merger Effective Time, there is no stockholder rights plan, “poison pill” or similar anti-takeover agreement or plan in effect to which Acquiror, Merger Sub I or Merger Sub II are subject, a party or otherwise bound.

5.29       No Other Representations or Warranties. The representations and warranties made by Acquiror, Merger Sub I and Merger Sub II in this Article V are the exclusive representations and warranties made by Acquiror, Merger Sub I, Merger Sub II, their Affiliates, and their respective Representatives. Except for the representations and warranties contained in this Article V, neither Acquiror, Merger Sub I nor Merger Sub II, nor any other Person, has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Acquiror, Merger Sub I or Merger Sub II, to the accuracy or completeness of any information regarding Acquiror, Merger Sub I or Merger Sub II available to the other parties or their respective Representatives and expressly disclaims any such other representations or warranties. Without limiting the foregoing, neither Acquiror, Merger Sub I nor Merger Sub II, nor any other Person, makes or has made any representation or warranty to the other parties hereto with respect to, and shall have no liability in respect of, (a) any financial projection, forecast, estimate, budget or prospect information relating to Acquiror, Merger Sub I or Merger Sub II or (b) any oral or, except for the representations and warranties expressly made by Acquiror, Merger Sub I or Merger Sub II in this Article V, written information made available to the other parties hereto in the course of their evaluation of Acquiror, Merger Sub I and Merger Sub II and the negotiation of this Agreement or in the course of the Transactions.

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Article VI
Covenants of the Company

6.01       Conduct of Business. From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms (the “Interim Period”), the Company shall, except as set forth on Schedule 6.01, as expressly contemplated by this Agreement or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law (including COVID-19 Measures), (i) conduct and operate its business in the ordinary course consistent with past practice in all material respects, (ii) use reasonable best efforts to preserve intact the current business organization and ongoing businesses of the Company and maintain the existing relations and goodwill of the Company with customers, suppliers, distributors and creditors of the Company and (iii) use reasonable best efforts to keep available the services of its present officers; provided that in the case of each of the preceding clauses (i)-(iii), during any period of full or partial suspension of operations related to COVID-19, or any similar national or international health concern, the Company may, in connection with therewith, take such actions in good faith as are reasonably necessary (A) to protect the health and safety of the Company’s employees and other individuals having business dealings with the Company or (B) to respond to third-party supply or service disruptions caused thereby, including, but not limited to COVID-19 Measures, and any such actions taken (or not taken) as a result of, in response to, or otherwise related to such health concerns shall be deemed to be taken in the “ordinary course of business” for all purposes of this Section 6.01 and not be considered a breach of this Section 6.01; provided, further, that following any such suspension, to the extent that the Company took any actions pursuant to the immediately preceding proviso that caused deviations from its business being conducted in the ordinary course of business consistent with past practice, to resume conducting its business in the ordinary course of business consistent with past practice in all material respects as soon as reasonably practicable. Without limiting the generality of the foregoing, except as set forth on Schedule 6.01, as expressly contemplated by this Agreement or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law, the Company shall not, during the Interim Period:

(a)       change or amend organizational documents of the Company;

(b)       declare, make or pay any dividend or other distribution (whether in cash, equity or property) to stockholders of the Company or repurchase or redeem any Company Stock;

(c)       create, allot, issue, redeem or repurchase or agree to create, allot, issue, redeem or repurchase any shares or other securities of whatsoever nature convertible into shares (or any option to subscribe for the same) of the Company (excluding repurchases in connection with termination of employment pursuant to an existing repurchase right);

(d)       enter into, or amend or modify any material term of, terminate, or waive or release any material rights, claim or benefits under any Company Material Contract (or any Contract, that if existing on the date hereof, would be a Material Contract), other than entry into, amendments of, modifications of, terminations of, or waivers or releases under, such Company Material Contracts in the ordinary course of business;

(e)       enter into, or amend or modify any material term of, terminate, or waive or release any material rights, claim or benefits under any Contract, Lease Document or any document governing the occupation of real property, or other arrangement to which the Company, on one hand, and a Company Stockholder or its Affiliate, on the other hand, are parties or by which they are bound or which is for the benefit of a Company Stockholder or its Affiliates, other than entry into, amendments of, modifications of, terminations of, or waivers or releases under, such Contracts or arrangements either (i) in the ordinary course of business consistent with past practice or (ii) involving an annual aggregate payment of less than $1,000,000;

(f)       sell, transfer, lease, abandon, cancel, fail to maintain, let lapse or convey, surrender or dispose of any assets, properties or business of the Company (other than Company Intellectual Property and Company Software), except in the ordinary course of business and in an amount not in excess of $250,000 in the aggregate;

(g)       (i) sell, assign, license, transfer, pledge, grant or suffer to exist any Lien on, convey or otherwise dispose of any Owned Company Intellectual Property, other than non-exclusive licenses of Intellectual Property granted to customers and service providers in the ordinary course of business or (ii) fail to continue to prosecute or defend, allow to enter the public domain, abandon, cancel, fail to renew or maintain or otherwise allow to lapse any material Owned Company Intellectual Property;

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(h)       fail to continue to protect and maintain the confidentiality of any trade secrets or material proprietary information included in the Owned Company Intellectual Property;

(i)        except as otherwise required pursuant to applicable Law, (i) adopt, enter into, amend, modify, or terminate any Company Benefit Plan or any collective bargaining or similar agreement to which the Company is a party or by which it is bound, (ii) grant or provide any equity or equity-based awards (or obligations in respect thereto), severance or termination payments, deferred compensation, or transaction, retention or change in control payments or benefits to any current or former director, employee, officer or other individual service provider of the Company, except in connection with the promotion, hiring or firing (in each case, to the extent permitted by clause (v)) of any employee in the ordinary course of business and consistent with past practice or which is less than $200,000 in aggregate value, (iv) recognize or certify any labor union, works council, other labor organization or group of employees as the bargaining Representative for any employees of the Company, except to the extent already in existence or as required by Law, (v) implement or announce any employee layoffs, plant closings, reductions-in-force, furloughs, temporary layoffs, reduction in terms and conditions of employment, or other actions that could implicate any WARN Act, or (vi) waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement or other restrictive covenant obligation of any current or former employee or independent contractor;

(j)        (i) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof, other than such acquisitions and purchases that would not require financial statements of the acquired business to be included in the Registration Statement pursuant to Rule 3-05 of Regulation S-X under the Securities Act, or (ii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Transactions);

(k)       make any capital expenditures (or commitment to make any capital expenditures) that in the aggregate exceed $2,500,000, other than any capital expenditure (or series of related capital expenditures) (i) consistent in all material respects with historical practices or (ii) reasonably forecasted by the Company and included in the Company’s capital expenditure projections as of the date of this Agreement;

(l)        make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants), or enter into any agreement in respect of the acquisition of real property, make any material change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person, except (i) advances to employees or officers of the Company in the ordinary course of business consistent with past practice, and (ii) extended payment terms for customers in the ordinary course of business;

(m)      make, revoke or change any material Tax election, change any Tax accounting method or period, file any amendment to a material Tax Return, enter into any agreement with a Governmental Authority with respect to Taxes, settle or compromise any examination, audit or other Action with a Governmental Authority of or relating to Taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of Taxes, incur any liability for Taxes outside the ordinary course of business, or enter into any Tax sharing, indemnification, allocation or similar agreement or arrangement (excluding pursuant to customary provisions in any commercial Contract entered into in the ordinary course of business and not primarily related to Taxes); provided, for the avoidance of doubt the Company may pay Taxes in the ordinary course of business;

(n)       waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any related liability, other than in the ordinary course of business consistent with past practice or where such waiver, release, compromise, settlement or satisfaction involves monetary damages not to exceed $250,000 in the aggregate;

(o)       incur, issue, assume, guarantee or otherwise become liable for any Indebtedness, or in any material respect, modify any Indebtedness, other than Indebtedness in an amount not to exceed $250,000.

(p)       enter into any material new line of business outside of the business currently conducted by the Company as of the date of this Agreement other than natural extensions of existing lines of business;

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(q)       make any material change in financial accounting methods, principles or practices, except insofar as may have been required by the SEC, by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization), or by applicable Law;

(r)       voluntarily fail to maintain, cancel or change coverage under, in a manner materially detrimental to the Company, any Company Insurance Policy;

(s)       liquidate, dissolve, reorganize or otherwise wind up the business or operations of the Company; and

(t)        enter into any agreement or undertaking to do any action prohibited under this Section 6.01.

Notwithstanding anything to the contrary herein, the Company may issue one or more Company Interim Notes during the Interim Period.

6.02       Inspection. The Company shall afford to Acquiror and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance written notice, in such manner as to not interfere with the normal operation of the Company, to all of their respective properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, commitments, analyses and appropriate officers and employees of the Company, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of the Company and that are in the possession of the Company as such Representatives may reasonably request. All information obtained by Acquiror and its Representatives under this Agreement shall be subject to the Confidentiality Agreement. Notwithstanding the foregoing, the Company shall not be required to provide to Acquiror or any of its Representatives any information (a) if and to the extent doing so would (i) violate any Law to which Company is subject, (ii) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (iii) violate any legally-binding obligation of the Company with respect to confidentially, non-disclosure or privacy, if Company shall have used commercially reasonable efforts (without payment of any consideration, fees or expenses) to obtain the consent of such third party to such inspection or disclosure or (iv) jeopardize protections afforded to Company under the attorney-client privilege or the attorney work product doctrine; provided that, in case of each of clauses (i) through (iv), the parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure in a manner that does not result in the events set out in clauses (i) through (iv).

6.03       Proxy Solicitation; Other Actions.

(a)       The Company shall be available to, and the Company shall use reasonable best efforts to make its officers and employees available to, in each case, during normal business hours and upon reasonable advanced notice, Acquiror and its counsel in connection with the drafting of the Registration Statement and responding in a timely manner to comments on the Registration Statement from the SEC. The Company agrees to provide Acquiror as promptly as practicable following the date hereof, (i) unaudited financial statements, including condensed balance sheets and condensed statements of operations, stockholders’ equity and cash flows, of the Company for each fiscal quarter beginning with the fiscal quarter ending June 30, 2024 and ending at least 45 days prior to the date on which the Registration Statement is effective, in each case, prepared in accordance with GAAP and Regulation S-X and (ii) auditor’s reports and consents to use such financial statements and reports and the Company Audited Financial Statements in the Registration Statement. Without limiting the generality of the foregoing, the Company shall use reasonable best efforts to cooperate with Acquiror in connection with Acquiror’s preparation for inclusion in the Registration Statement of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) to the extent such pro forma financial statements are required by Form S-4.

(b)       From and after the date on which the Registration Statement becomes effective under the Securities Act until the Closing Date, the Company will give Acquiror prompt written notice of any action taken or not taken by the Company or of any development regarding the Company, in any such case which is known by the Company, that would cause the Registration Statement to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided that, if any such action shall be taken or fail to be taken or such development shall otherwise occur, Acquiror and the Company shall cooperate fully to cause an amendment or supplement to be made promptly to

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the Registration Statement, such that the Registration Statement no longer contains an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, further, however, that no information received by Acquiror pursuant to this Section 6.03 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Schedules.

6.04       Non-Solicitation; Acquisition Proposals.

(a)       From the date of this Agreement until the First Merger Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 10.01, the Company shall not and shall use its reasonable best efforts to cause their respective Representatives not to, directly or indirectly:

(i)         initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or which is otherwise intended or is reasonably likely to result in or lead to, an Acquisition Proposal;

(ii)        engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to any proposal, offer, inquiry or request for information that constitutes, or which is otherwise intended or is reasonably likely to result in or lead to, an Acquisition Proposal;

(iii)       approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal;

(iv)       execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal; or

(v)        resolve or agree to do any of the foregoing.

The Company also agrees that immediately following the execution of this Agreement it shall use its reasonable best efforts to cause its Representatives to, cease any solicitations, discussions or negotiations with any Person (other than Acquiror, the Merger Subs and their respective Representatives) conducted heretofore in connection with an Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal. The Company also agrees that within three (3) Business Days of the execution of this Agreement, the Company shall request each Person (other than the parties hereto and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of acquiring the Company (and with whom the Company has had contact in twelve (12) months prior to the date of this Agreement regarding the acquisition of the Company) to return or destroy all confidential information furnished to such Person by or on behalf of it prior to the date hereof and terminate access to any physical or electronic data room maintained by or on behalf of the Company. The Company shall promptly (and in any event within one (1) Business Day) notify, in writing, Acquiror of the receipt of any inquiry, proposal, offer or request for information received after the date hereof that constitutes, or would reasonably be expected to result in or lead to, any Acquisition Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions contained in this Section 6.04 by any of the Company’s or Representatives acting on the Company’s behalf, shall be deemed to be a breach of this Section 6.04 by the Company.

(b)         For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)         “Acquisition Proposal” means any proposal or offer from any Person or “group” (as defined in the Exchange Act) (other than Acquiror, the Merger Subs or their respective Affiliates) relating to, in a single transaction or series of related transactions, (A) any direct or indirect acquisition or purchase of a business that constitutes 20% or more of the net revenues, net income or assets of the Company, (B) any direct or indirect acquisition of 20% or more of the assets of the Company (based on the fair market value thereof, as determined in good faith by the Company Board), (C) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 20% or more of the total voting power of the equity securities of the Company, any tender offer or exchange offer that if

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consummated would result in any Person beneficially owning 20% or more of the total voting power of the equity securities of the Company to the extent such Person does not beneficially own 20% or more of the total voting power of the equity securities of the Company prior to such tender offer or exchange offer, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company, (D) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 20% or more of the total voting power of the equity securities of the Company or (E) any other transaction that is similar in nature to the Transactions or otherwise materially impedes or conflicts with the Transactions.

6.05       Company Lock-up. Prior to the Closing, the Company shall use commercially reasonable efforts to procure each Company Stockholder with greater than five percent ownership in the Company to enter into a Lock-Up Agreement with Acquiror in substantially the form attached as Exhibit D (the “Company Lock-Up Agreement”).

6.06       Litigation. In the event that the Company is subject to any material litigation or material Action or other dispute resolution process before a third party unrelated to the dispute, whether as claimant, defendant or otherwise, or such Action or dispute resolution process is pending or threatened in writing, the Company shall promptly notify the Acquiror of any such litigation or Action and keep the Acquiror reasonably informed with respect to the status thereof.

6.07       Conversion of Company Notes; Exercise of Company Warrants. The Company shall procure that, prior to the Closing, all Company Notes shall be converted into Company Common Stock (and any securities under such Company Notes shall be released), and all Company Warrants shall be exercised for Company Common Stock, in each case, in accordance with their terms (the “Company Conversion”).

6.08       Company Support Agreement. Concurrently with the execution of this Agreement, the Company shall deliver to Acquiror counterparts to the Company Support Agreement duly executed by Humanitario and the Company.

6.09       Company Material Contract Consents. The Company shall use commercially reasonable efforts to obtain such Company Material Contract Consents prior to the Closing to the extent the failure to do so would reasonably be expected to cause a Material Adverse Effect on the Company and shall use commercially reasonable efforts to obtain the other Company Material Contract Consents. “Company Material Contract Consent” shall mean any consent or waiver pursuant to any Company Material Contract that is required by the execution, delivery or performance of this Agreement and consummation of the Transactions.

6.10       Voting Trust Transfer. The Company shall cooperate with and assist Humanitario with entering into the Voting Trust Agreement, and, after the First Merger Effective Time, the Acquiror shall cooperate with Humanitario with completing the Voting Trust Transfer, in each case, in the manner and on the terms and conditions described in the Company Support Agreement.

6.11       Interim Financial Statements. Prior to the Closing, the Company shall prepare and deliver to Acquiror (i) an unaudited balance sheet as of the Company as of September 30, 2024 and the related unaudited statements of operations, stockholders’ equity and cash flows of the Company for the 9-month period ending on such date, and (ii) an unaudited balance sheet of the Company as of September 30, 2023 and the related unaudited statement of operations, stockholders’ equity and cash flows of the Company for the 9-month period ending on such date (collectively, the “Company Interim Financial Statements”).

Article VII
Covenants of Acquiror

7.01       Indemnification and Insurance.

(a)       From and after the First Merger Effective Time, Acquiror and the Final Surviving Company agree that they shall indemnify and hold harmless each present and former director and officer of the Company against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the First Merger Effective Time, whether asserted or claimed prior to, at or after the First Merger Effective Time, to the fullest extent that the Company would have been permitted under applicable

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Law and its certificate of incorporation, bylaws and indemnification agreements in effect on the date of this Agreement to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause the Final Surviving Company and its Subsidiaries to, for a period of not less than six (6) years from the First Merger Effective Time (i) maintain provisions in its certificate of incorporation, bylaws, and indemnification agreements, to the extent applicable, concerning the indemnification and exculpation (including provisions relating to expense advancement) of officers and directors that are no less favorable to those Persons than the provisions of its certificate of incorporation, bylaws, and indemnification agreements, to the extent applicable, as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, and shall cause the Final Surviving Company to honor, each of the covenants in this Section 7.01. Prior to the Closing, Acquiror shall obtain directors’ and officers’ liability insurance that shall be (A) effective as of the Closing and that provides coverage for Acquiror and its directors and officers both (1) on an ongoing basis, but no less than six (6) years from the Closing, and (2) with respect to claims arising from factors or events that occurred on or prior to the Closing, in each case in an amount and scope reasonably comparable to the existing policy of Acquiror, (B) at a cost that is reasonable and customary for insurance policies with Acquiror’s existing directors’ and officers’ liability policy insurer or an insurer with a comparable insurer financial strength rating. On or prior to the Closing Date, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to the Company with each of the post-Closing directors and officers of Acquiror, which indemnification agreements shall continue to be effective following the Closing.

(b)       Notwithstanding anything contained in this Agreement to the contrary, this Section 7.01 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on Acquiror and the Final Surviving Company and all successors and assigns of Acquiror and the Final Surviving Company. In the event that Acquiror, the Final Surviving Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror and the Final Surviving Company shall ensure that proper provision shall be made so that the successors and assigns of Acquiror or the Final Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 7.01. The obligations of Acquiror and the Final Surviving Company under this Section 7.01 shall not be terminated or modified in such a manner as to materially and adversely affect any present and former director and officer of the Company without the consent of the affected Person.

7.02       Conduct of Acquiror During the Interim Period.

(a)       During the Interim Period, Acquiror and each of the Merger Subs shall, except as set forth on Schedule 7.02(a), as expressly contemplated by this Agreement (including as contemplated by any Pre-Closing Financing), as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law, carry on their business in the manner conducted immediately prior to the execution and delivery of this Agreement and in accordance with applicable Law. During the Interim Period, except as set forth on Schedule 7.02(a) or as expressly contemplated by this Agreement (including as contemplated by any Pre-Closing Financing) or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld or delayed), or as may be required by Law, Acquiror shall not and shall not permit the Merger Subs to:

(i)         change, modify or amend the Acquiror Organizational Documents or the organizational documents of Merger Sub or Nxu Tech;

(ii)        (A) make, declare, set aside or pay any dividends on, or make any other distribution (whether in cash, stock or property) in respect of any of its outstanding share capital, capital stock or other equity interests; (B) split, sub-divide, combine, reclassify or otherwise change any of its share capital, capital stock or other equity interests; or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any share capital, capital stock of, or other equity interests in, Acquiror;

(iii)       enter into, renew or amend in any material respect, any agreement with any affiliate;

(iv)       enter into, or amend or modify any material term of (in a manner adverse to Acquiror or the Merger Subs (including the Company)), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under, any Acquiror Material Contracts (or any Contract, that if existing on the date hereof, would have been an Acquiror Material Contract) to which Acquiror or Merger Subs is a party or by which it is bound;

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(v)        waive, release, compromise, settle or satisfy any pending or threatened claim (which shall include, but not be limited to, any pending or threatened Action relating to this Agreement or otherwise) or compromise or settle any liability, other than (A) in the ordinary course of business or (B) to pay any amounts payable to landlord of Acquiror in connection with a real property lease or to pay the liabilities, fees and costs incurred in connection with the Transactions;

(vi)       incur, create, assume, refinance, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness;

(vii)      except with respect to the issuance of a single share of Series B Preferred Stock, offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any share capital or capital stock of, or other equity interests in, Acquiror or Merger Subs or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests;

(viii)     (A) adopt any Benefit Plan other than as set forth in the Proposals, or enter into any employment Contract or any CBA, (B) hire any employee or any other individual independent contractor (not including advisors in connection with the Transactions) to provide services to Acquiror (including the Company) following Closing, (C) terminate any officer, employee or independent contractor (other than for cause), (D) make or grant any severance, bonus, including any change-in-control, retention, transaction, or similar compensation or benefits, or any increase in base salary or wages to any director, executive, or other current or former employee or service provider, or (E) take any action to accelerate the vesting of, or payment of, any compensation or benefit to any current or former employee or other service provider under any Company Benefit Plan or Benefit Plan maintained by the Acquiror;

(ix)       (A) fail to maintain its existence or acquire by merger or consolidation with, or merge or consolidate with, or purchase a material portion of the assets or equity of, any corporation, partnership, limited liability company, association, joint venture or other business organization or division thereof; or (B) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Acquiror or the Merger Subs (other than the Transactions);

(x)        make any capital expenditures, other than costs incurred in connection with (i) the termination of a real property lease, or (ii) the sale of any equipment;

(xi)       make any loans, advances or capital contributions to, or investments in, any other Person (including to any of its officers, directors, agents or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, or enter into any “keep well” or similar agreement to maintain the financial condition of any other Person;

(xii)      make, revoke or change any material Tax election, change any Tax accounting method or period, file any amendment to a material Tax Return, enter into any agreement with a Governmental Authority with respect to Taxes, settle or compromise any examination, audit or other Action with a Governmental Authority of or relating to Taxes, consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of Taxes, incur any liability for Taxes outside the ordinary course of business, or enter into any Tax sharing, indemnification, allocation or similar agreement or arrangement (excluding pursuant to customary provisions in any commercial Contract entered into in the ordinary course of business and not primarily related to Taxes); provided for the avoidance of doubt Acquiror and the Merger Subs may pay Taxes in the ordinary course of business;

(xiii)     enter into any new line of business outside of the business currently conducted by Acquiror as of the date of this Agreement;

(xiv)     make any change in financial accounting methods, principles or practices, except insofar as may have been required by a change in GAAP (including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization) or applicable Law;

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(xv)      voluntarily fail to maintain, cancel or materially change coverage under any insurance policy in form and amount equivalent in all material respects to the insurance coverage currently maintained with respect to Acquiror and its assets and properties;

(xvi)     enter into any agreement with any broker, investment banker, or financial advisor pursuant to which such party shall be entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission; or

(xvii)    enter into any agreement or undertaking to do any action prohibited under this Section 7.02.

(b)       Except as set forth in Schedule 7.02(b), during the Interim Period, Acquiror shall, and shall cause the Merger Subs to comply with, and continue performing under, as applicable, the Acquiror Organizational Documents, and all other agreements or Contracts to which Acquiror or the Merger Subs may be a party.

7.03       Inspection. Acquiror shall afford to the Company, its Affiliates and their respective Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, to all of their respective properties, books, projections, plans, systems, Contracts, commitments, Tax Returns, records, commitments, analyses and appropriate officers and employees of Acquiror, and shall furnish such Representatives with all financial and operating data and other information concerning the affairs of Acquiror that are in the possession of Acquiror as such Representatives may reasonably request. All information obtained by the Company, its Affiliates and their respective Representatives under this Agreement shall be subject to the Confidentiality Agreement prior to the First Merger Effective Time. Notwithstanding the foregoing, Acquiror shall not be required to provide to the Company or any of its Representatives any information (a) if and to the extent doing so would (i) violate any Law to which Acquiror or Merger Subs are subject, (ii) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (iii) violate any legally-binding obligation of Acquiror or Merger Subs with respect to confidentially, non-disclosure or privacy, if the Acquiror shall have used commercially reasonable efforts (without payment of any consideration, fees or expenses) to obtain the consent of such third party to such inspection or disclosure or (iv) jeopardize protections afforded to Acquiror or the Merger Subs under the attorney-client privilege or the attorney work product doctrine; provided that, in case of each of clauses (i) through (iv), the parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure in a manner that does not result in the events set out in clauses (i) through (iv).

7.04       Acquiror NASDAQ Listing. From the date hereof through the Closing, Acquiror shall use reasonable efforts to ensure Acquiror remains listed as a public company on, and for Acquiror Common Stock to be listed on, the NASDAQ.

7.05       Acquiror SEC Filings. From the date hereof through the Closing, Acquiror will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws; provided that, notwithstanding anything to the contrary contained herein, late filings, if any, of any reports that are required pursuant to Items 1.01, 1.02, 1.04, 1.05, 2.03, 2.04, 2.05, 2.06, 4.02(a) or 5.02(e) of Form 8-K shall not be deemed a breach of this Agreement.

7.06       Section 16 Matters. Prior to the Closing, the board of directors of Acquiror, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 of the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Acquiror Common Stock pursuant to this Agreement and the other agreements contemplated hereby, by any person owning securities of the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of Acquiror following the Closing shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

7.07       Director and Officer Appointments. Except as otherwise agreed in writing by the Company and Acquiror prior to the Closing, and conditioned upon the occurrence of the Closing, subject to any limitation imposed under applicable Laws and NASDAQ listing requirements, Acquiror shall take all actions necessary or appropriate to cause (a) the individuals designated in accordance with Section 2.05(b) to be elected as members of the Acquiror Board, effective as of the Closing and (b) the individuals designated in accordance with Section 2.05(c) to be the executive officers of Acquiror effective as of the Closing.

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7.08       Exclusivity.

(a)       From the date of this Agreement until the First Merger Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 10.01, Acquiror shall not, and shall use its reasonable efforts to cause their respective Representatives not to, directly or indirectly:

(i)         initiate, solicit or knowingly encourage or knowingly facilitate any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes any Competing Proposal;

(ii)        engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, books and records or any confidential information or data to, any Person relating to any proposal, offer, inquiry or request for information that constitutes any Competing Proposal;

(iii)       approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Competing Proposal;

(iv)       execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Competing Proposal; or

(v)        resolve or agree to do any of the foregoing.

(b)       Acquiror also agrees that immediately following the execution of this Agreement it shall, and shall use its reasonable efforts to cause its Representatives to, cease any solicitations, discussions or negotiations with any Person (other than the parties hereto and their respective Representatives) conducted heretofore in connection with a Competing Proposal. Acquiror shall promptly (and in any event within one (1) Business Day) notify, in writing, the Company of the receipt of any inquiry, proposal, offer or request for information received after the date hereof that constitutes any Competing Proposal. For the avoidance of doubt, nothing contained in this Agreement shall prohibit Acquiror from taking and disclosing to its stockholders a position contemplated by Rule 14e-2 or Rule 14d-9 promulgated under the Exchange Act or from making any disclosure to Acquiror’s stockholders if, in the good faith judgment of the Acquiror Board, after consultation with its financial advisors and outside counsel, failure so to disclose would be inconsistent with applicable Law; provided, however, that neither Acquiror nor Acquiror Board nor any committee thereof shall, except as specifically permitted by Section 8.02(d), withdraw or modify, or propose to withdraw or modify, in a manner adverse to the Company, the Acquiror Board Recommendation, or propose to approve or recommend, a Competing Proposal. Notwithstanding anything to the contrary contained in this Agreement or any Ancillary Agreements, the Acquiror Board may furnish information to, and enter into discussions with, a person who has made a Competing Proposal, and the Acquiror Board has (i) determined, in its good faith judgment (after having received the advice of a financial advisor and independent legal counsel, who may be Acquiror’s regularly engaged independent legal counsel), that such Competing Proposal constitutes a Superior Proposal, or is reasonably likely to result in a Superior Proposal, (ii) determined, in its good faith judgment after consultation with independent legal counsel (who may be Acquiror’s regularly engaged independent legal counsel), that, in light of such Competing Proposal, the furnishing of such information or entering into discussions is required to comply with its fiduciary obligations to Acquiror and its stockholders under applicable Law, (iii) provided written notice to the Company of its intent to furnish information or enter into discussions with such person at least three (3) business days prior to taking any such action, and (iv) obtained from such person an executed confidentiality agreement on terms no less favorable to Acquiror than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement and any related agreements shall not include any provision calling for any exclusive right to negotiate with such party or having the effect of prohibiting Acquiror from satisfying its obligations under this Agreement); provided further that Acquiror shall concurrently make available to the Company and its Representatives any information concerning the Acquiror and its Subsidiaries that is provided to any such Person and that was not previously made available to the Company.

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(c)       For purposes of this Agreement, “Competing Proposal” means (other than the Transactions): (i) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving Acquiror; (ii) any sale, lease, exchange, transfer or other disposition of all or a substantial part of the assets of the Acquiror; (iii) any sale, exchange, transfer or other disposition of 15% or more of any class of equity securities of Acquiror; (iv) any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 15% or more of any class of equity securities of Acquiror; or (v) any solicitation in opposition to approval and adoption of this Agreement by Acquiror’s stockholders.

7.09       Acquiror Plan. Acquiror shall adopt the Acquiror Equity Incentive Plan, in the form to be prepared by the Company in consultation with the Acquiror. The number of shares of Acquiror Common Stock available for issuance under the Acquiror Equity Incentive Plan shall be a number of shares of Acquiror Common Stock that is no less than the sum of (i) 10% of the total number of shares of Acquiror Common Stock that are issued and outstanding as of the Closing and (ii) such additional number of shares of Acquiror Common Stock as is equal to the sum of (x) the number of shares of Acquiror Common Stock reserved for issuance under the Acquiror Option & RSU Plans that remain available for grant under the Acquiror Option & RSU Plans immediately prior to the Closing (after giving effect to the forfeiture of any Acquiror Options or Acquiror RSU awards pursuant to Section 3.03 hereof) and (y) the number of shares of Acquiror Common Stock subject to awards granted under the Acquiror Option & RSU Plans, and the number of shares of Common Stock subject to the Assumed Options that are outstanding as of the Closing Date and which awards expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by the Company at their original issuance price pursuant to a contractual repurchase right, and shall be increased by an annual “evergreen” increase to take effect on each January 1 during the ten-year term of the Acquiror Equity Incentive Plan of at least 3% of the number of outstanding shares of Acquiror Common Stock as of December 31 immediately prior to the date of such increase, or such lesser increase as may be determined by the post-closing Acquiror Board.

7.10       Stockholder Litigation. In the event that any litigation or Action related to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby is brought, or, to the Knowledge of Acquiror, threatened in writing, against Acquiror or the Acquiror Board by any of Acquiror’s stockholders prior to the Closing, Acquiror shall promptly notify the Company in writing of any such Action and keep the Company reasonably informed on a current basis with respect to the status thereof. Acquiror shall provide the Company (a) the opportunity to participate in the defense of any such Action and (b) the right to review and comment on all material filings or responses to be made by the Acquiror in connection with any such Action (and the Acquiror shall in good faith take such comments and other advice into consideration). The parties agree to cooperate in the defense and settlement of any such litigation, and Acquiror shall not settle any such Action without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), except that the Company will not be obligated to consent to any settlement that does not include a full release of the Company and its Affiliates or that imposes an injunction or other equitable relief upon the Company or any of its Affiliates.

7.11       Acquiror Certificate of Incorporation Amendment. Acquiror shall submit to Acquiror Stockholders at the Acquiror Stockholder Meeting a proposal to adopt amending and restating the Acquiror Certificate of Incorporation in its entirely to read as set forth on Exhibit E (the “Amendment Proposal”).

7.12       COBRA Coverage. Acquiror or the Company shall comply with any applicable Laws requiring it to provide COBRA coverage, including any obligations with respect to current or former employees of Acquiror and the Company.

7.13       Acquiror Material Contract Consents. Acquiror shall use commercially reasonable efforts to obtain such Acquiror Material Contract Consents prior to the Closing to the extent the failure to do so would reasonably be expected to cause a Material Adverse Effect on Acquiror or Nxu Tech and shall use commercially reasonable efforts to obtain the other Acquiror Material Contract Consents. “Acquiror Material Contract Consent” shall mean any consent or waiver pursuant to any Acquiror Material Contract that is required by the execution, delivery or performance of this Agreement and consummation of the Transactions.

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Article VIII
Joint Covenants

8.01       Support of Transaction. Without limiting any covenant contained in Article VI or Article VII, which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 8.01, Acquiror and the Company shall each: (a) use reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the Transactions, (b) use reasonable efforts to obtain all material consents and approvals of third parties that any of Acquiror, the Company, or their respective Affiliates are required to obtain in order to consummate the Transactions, including any required approvals of parties to Material Contracts, and (c) subject to any Intervening Event, take such other action or refrain from taking such actions as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable.

8.02       Preparation of Registration Statement; Acquiror Stockholders Meeting; Solicitation of Company Stockholder Approvals.

(a)       As promptly as practicable following the execution and delivery of this Agreement, Acquiror and the Company shall jointly prepare, and Acquiror shall cause to be filed with the SEC, a mutually-acceptable registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein and any exhibits thereto, the “Registration Statement”) in connection with the registration under the Securities Act of the issuance of Acquiror Common Stock under this Agreement, which Registration Statement will also contain the Proxy Statement. Each of Acquiror and the Company shall use its reasonable efforts to cause the Registration Statement and the Proxy Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the issuance of Acquiror Common Stock in connection therewith. Each of Acquiror and the Company shall furnish all information concerning itself and its officers, directors, and holders of equity securities as may reasonably be requested by the other Party in connection with such actions and the preparation of the Registration Statement and the Proxy Statement.

(b)       Each of Acquiror and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto. If Acquiror or the Company becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such party shall promptly inform the other party and (ii) Acquiror, on the one hand, and the Company, on the other hand, shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Registration Statement. Acquiror and the Company shall use reasonable efforts to cause the Registration Statement as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of Acquiror Common Stock, as applicable, in each case pursuant to applicable Law and subject to the terms and conditions of this Agreement and the Acquiror Organizational Documents. Each of the Company and Acquiror shall provide the other parties with copies of any written comments, and shall inform such other parties of any oral comments, that Acquiror receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the other parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.

(c)       Acquiror agrees to include provisions in the Proxy Statement and to take reasonable action related thereto, with respect to (i) the issuance of Acquiror Common Stock pursuant to the terms of this Agreement for purposes of NASDAQ Marketplace Rule 5635(a) and the change of control of Acquiror resulting from the Transaction for purposes of NASDAQ Marketplace Rule 5635(b) (the “Transaction Proposal”), (ii) approval of the Amendment Proposal, (iii) the approval and adoption of the Acquiror Equity Incentive Plan (the “Acquiror Equity Plan Proposal”), (iv) adjournment of the Acquiror Stockholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals (the “Adjournment Proposal”) and (v) approval of any other proposals reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the Transactions (the “Additional Proposal” and together with the Transaction Proposal,

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the Amendment Proposal, the Acquiror Equity Plan Proposal and the Adjournment Proposal, the “Proposals”). Without the prior written consent of the Company, the Proposals shall be the only matters (other than procedural matters) which Acquiror shall propose to be acted on by holders of Acquiror Common Stock at the Acquiror Stockholders Meeting.

(d)       Except as set forth in this Section 8.02(d), Acquiror shall use reasonable efforts to, as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) establish the record date (which record date shall be mutually agreed with the Company) for, duly call, give notice of, convene and hold the a stockholders meeting in accordance with the Acquiror Organizational Documents and DGCL (the “Acquiror Stockholders Meeting”), (ii) cause the Proxy Statement to be disseminated to Acquiror Stockholders in compliance with applicable Law and (iii) solicit proxies from the holders of Acquiror Common Stock to vote in favor of each of the Proposals. Acquiror shall, through the Acquiror Board, recommend to the holders of Acquiror Common Stock that they approve the Proposals (the “Acquiror Board Recommendation”) and shall include the Acquiror Board Recommendation in the Proxy Statement. The Acquiror Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Acquiror Board Recommendation (an “Acquiror Change in Recommendation”); provided that if, at any time prior to obtaining the Required Acquiror Stockholder Approvals, the Acquiror Board determines in good faith, after consultation with its outside legal counsel, that in response to an Intervening Event, the failure to make an Acquiror Change in Recommendation would be result in a breach of its fiduciary duties under applicable Law, the Acquiror Board may, prior to obtaining the Required Acquiror Stockholder Approvals, make an Acquiror Change in Recommendation; provided, however, that Acquiror shall not be entitled to make, or agree or resolve to make, an Acquiror Change in Recommendation unless (A) Acquiror delivers to the Company a written notice (an “Intervening Event Notice”) advising the Company that the Acquiror Board proposes to take such action and containing the material facts underlying the Acquiror Board’s determination that an Intervening Event has occurred, and (B) at or after 5:00 p.m., New York City time, on the fourth (4th) Business Day immediately following the day on which Acquiror delivered the Intervening Event Notice (such period from the time the Intervening Event Notice is provided until 5:00 p.m., New York City time, on the fourth (4th) Business Day immediately following the day on which Acquiror delivered the Intervening Event Notice (it being understood that any material development with respect to an Intervening Event shall require a new notice but with an additional three Business Day (instead of four Business Day) period from the date of such notice, the “Intervening Event Notice Period”)), the Acquiror Board reaffirms in good faith (after consultation with its outside legal counsel and financial advisor) that the failure to make an Acquiror Change in Recommendation would result in a breach of its fiduciary duties under applicable Law. If requested by the Company, Acquiror will, and will use its reasonable efforts to cause its Representatives to, during the Intervening Event Notice Period, engage in good faith negotiations with the Company and its Representatives to make such adjustments in the terms and conditions of this Agreement so as to obviate the need for an Acquiror Change in Recommendation.

(e)       Notwithstanding the foregoing provisions of this Section 8.02(e), if on a date for which the Acquiror Stockholders Meeting is scheduled, Acquiror has not received proxies representing a sufficient number of Acquiror Common Stock to obtain the Required Acquiror Stockholder Approvals, as applicable, whether or not a quorum is present, Acquiror shall have the right to make one or more successive postponements or adjournments of the Acquiror Stockholders Meeting; provided that if a quorum is present, that the proposal for the adjournment of the Acquiror Stockholders Meeting shall have been approved by a holders of sufficient number of Acquiror Common Stock; provided, further, that the Acquiror Stockholders Meeting, without the prior written consent of the Company, (i) may not be adjourned to a date that is more than fifteen (15) Business Days after the date for which the Acquiror Stockholders Meeting was originally scheduled or the most recently adjourned Acquiror Stockholders Meeting (excluding any adjournments required by applicable Law) and (ii) is held no later than four (4) Business Days prior to the Termination Date.

(f)       As promptly as practicable after the effectiveness of the Registration Statement, the Company shall solicit a consent (in form and substance reasonably satisfactory to Acquiror) in writing or by electronic transmission from the Company Stockholders entitled to vote approving and adopting this Agreement, the Merger and, to the extent required by Law, the Transactions (when executed by the Company Stockholders holding sufficient voting power to approve and adopt this Agreement, the Merger and the Transactions, the “Company Stockholder Approvals”). In connection therewith, the Company shall use reasonable best efforts to, as promptly as practicable, (i) establish the record date (which record date shall be mutually agreed with Acquiror) for determining the Company Stockholders entitled to provide such written consent and (ii) solicit written consents from such Company Stockholders to give the Company Stockholder Approvals. The Company shall, through the Company Board, recommend to the Company Stockholders entitled to vote that they adopt this Agreement (the “Company Board Recommendation”). The Company

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Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Company Board Recommendation unless a failure to do so would result in a breach of the Company Board’s fiduciary duties under applicable Law (such action, a “Company Change in Recommendation”). Within ten (10) Business Days after the effectiveness of the Registration Statement (the “Company Stockholder Written Consent Deadline”), the Company will provide Acquiror with copies of all stockholder consents it receives evidencing that the Company Stockholder Approvals have been obtained. Promptly following the receipt of the Company Stockholder Approvals, the Company will prepare and deliver to its stockholders who have not consented the notice required by Sections 228(e) and 262 of the DGCL. Unless this Agreement has been terminated in accordance with its terms, the Company’s obligation to solicit written consents from the Company Stockholders entitled to vote to give the Company Stockholder Approvals in accordance with this Section 8.02(f) shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Acquisition Proposal or by any Company Change in Recommendation.

8.03       Tax Matters.

(a)       Transfer Taxes. Notwithstanding anything to the contrary contained herein, any transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Closing of the Merger (“Transfer Taxes”) shall be borne by the Company. The Company and Acquiror further agree to reasonably cooperate to reduce or eliminate the amount of any such Transfer Taxes.

(b)       Intended Tax Treatment. The parties intend that, for United States federal income tax purposes, the First Merger and Second Merger be treated as integrated steps in a single transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations to which each of Acquiror, the Merger Subs and the Company are parties under Section 368(b) of the Code and the Treasury Regulations (the “Intended Tax Treatment”). This Agreement is intended to be, and is adopted as, a plan of reorganization for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Section 1.368-2(g). The Merger shall be reported by the parties for all applicable Tax purposes in accordance with the foregoing, unless otherwise required by a Tax Authority as a result of a “determination” within the meaning of Section 1313(a) of the Code (or any similar or corresponding provision of applicable Law). The parties hereto shall, and shall cause their Affiliates to, cooperate with each other and their respective counsel to document and support the Tax treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code, provided, however, that each of the Company and Acquiror is relying on its own advisors in connection with the tax treatment of the Merger and the other transactions contemplated by this Agreement.

(c)       None of Acquiror, the Merger Subs or the Company shall take or cause to be taken, or knowingly fail to take or knowingly fail to cause to be taken any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent, impair or impede or otherwise create a significant risk with respect to, the Intended Tax Treatment.

(d)       On the Closing Date, the Company shall deliver to Acquiror (i) a certification from the Company pursuant to Treasury Regulations Section 1.1445-2(c)(3) and (ii) a notice of such certification to the Internal Revenue Service pursuant to Treasury Regulations Section 1.897-2(h)(2), which notice shall be delivered by Acquiror to the Internal Revenue Service following the Closing, in each case, in the form set forth on Exhibit F, dated as of the Closing Date and duly signed by a responsible corporate officer of the Company.

(e)       Each party shall promptly notify the other parties hereto in writing if, before the Closing Date, such party knows or has reason to believe that the Merger may not qualify for the Intended Tax Treatment (and whether the terms of this Agreement could be reasonably amended in order to facilitate the Merger qualifying for the Intended Tax Treatment). If the SEC requires that a Tax opinion be prepared and submitted with respect to the Tax treatment of the Merger, and if such a Tax opinion is being provided by a Tax counsel, each of the Company, Acquiror, the Merger Subs and their Affiliates agrees to deliver to such Tax counsel customary Tax representation letters reasonably satisfactory to such Tax counsel, dated and executed as of such date(s) as determined reasonably necessary by such Tax counsel in connection with the preparation of such Tax opinion; provided that notwithstanding anything herein to the contrary in this Agreement, if and to the extent a Tax opinion with respect to the treatment of the Merger is being requested or required, each of the Company and the Acquiror shall use their reasonable efforts to have their respective counsel (upon receipt of customary Tax representation letters satisfactory to such counsel) provide a Tax opinion on the treatment of the Merger. For the avoidance of doubt, the covenants in this paragraph (e) shall apply regardless of the party to which any SEC inquiry or request is made.

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(f)       Notwithstanding anything to the contrary in this Agreement and for avoidance of doubt, none of the opinions with respect to any Tax matters relating to the Transactions discussed in Section 8.03(e) shall be a condition for the Closing.

8.04       Confidentiality; Publicity.

(a)       Acquiror acknowledges that the information being provided to it in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference.

(b)       The parties agree that the initial press release to be issued with respect to the Transactions shall be in the form previously agreed by the parties. None of Acquiror, the Merger Subs, the Company or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the transactions contemplated hereby, or any matter related to the foregoing, without first obtaining the prior consent of the Company or Acquiror, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law or legal process (including pursuant to the Securities Law or the rules of any national securities exchange), in which case Acquiror or the Company, as applicable, shall use their commercially reasonable efforts to coordinate such announcement or communication with the other party, prior to announcement or issuance and allow the other party a reasonable opportunity to comment thereon (which shall be considered by Acquiror or the Company, as applicable, in good faith); provided, however, that notwithstanding anything contained in this Agreement to the contrary, (i) each party and its Affiliates may make announcements and may provide information regarding this Agreement and the transactions contemplated hereby to their respective owners, their Affiliates, and its and their respective directors, officers, employees, managers, advisors, direct and indirect investors and prospective investors without the consent of any other party hereto and (ii) the Company may exercise its rights and communicate with third parties as contemplated by Section 6.04; and provided, further, that the foregoing shall not prohibit any party hereto from communicating with third parties to the extent necessary for the purpose of seeking any third party consent in connection with the Transactions.

8.05       Financing Cooperation. From the date hereof until the earlier of (a) the First Merger Effective Time or (b) the valid termination of this Agreement, each of the Acquiror and the Merger Subs agree to use reasonable efforts to cooperate with the Company in connection with the arrangement of any Pre-Closing Financing, including by (i) reasonably cooperating with the Company’s preparation of definitive financing documentation and the Schedules and exhibits thereto, in each case, customarily required to be delivered under such definitive financing documentation, (ii) providing to the Company and its prospective sources of Pre-Closing Financing all reasonably necessary documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act and (iii) cooperating in satisfying the conditions precedent set forth in the definitive Pre-Closing Financing documentation to the extent the satisfaction of such condition requires the cooperation of, or is within the control of, the Company, the Acquiror, the Merger Subs, as applicable; provided, however, that neither party shall be obligated to repay any Pre-Closing Financing of the other party without such first party’s express written consent; and provided, further, that any Pre-Closing Financing shall comply with the limitations set forth herein. Notwithstanding the foregoing, (A) such requested cooperation shall not (1) unreasonably interfere with the business or operations of Acquiror, (2) cause significant competitive harm to the Acquiror if Transactions are not consummated or (3) result in the material contravention of, or that could reasonably be expected to result in, a material violation or breach of, or a default under, any Laws or under any Material Contract, (B) nothing in this Section 8.05 shall require cooperation to the extent that it would (1) cause any condition to the Closing set forth in Article IX to not be satisfied or (2) cause any breach of this Agreement, (C) Acquiror shall not be required to (1) pay any commitment or other similar fee prior to the Closing, (2) deliver or obtain auditor comfort letters or opinions of internal or external counsel, (3) provide access to or disclose information where Acquiror determines that such access or disclosure could jeopardize the attorney-client privilege or contravene any Law or Contract, (4) deliver any audited financial statements to the extent not already available, or (5) waive or amend any terms of this Agreement or any other Contract to which Acquiror is a party, and (D) none of Acquiror or its directors, officers or employees shall be required to execute, deliver or enter into, or perform any agreement, document or instrument, including any definitive agreements with respect to the Pre-Closing Financing that is not contingent upon the Closing or that would be effective prior to the First Merger Effective Time and the directors and officers of Acquiror shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Pre-Closing Financing is obtained, in each case which are effective prior to the Closing.

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8.06       Listing Application.

(a)       Acquiror and the Company shall use reasonable efforts to cause the Acquiror Common Stock to be issued in connection with the Transactions, or otherwise reserved for issuance to be approved for listing on the NASDAQ as promptly as practicable following the issuance thereof, subject to official notice of issuance, on or prior to the Closing Date, including by submitting, subject to the Company’s corporation, prior to the Closing a listing application (the “Listing Application”) with the NASDAQ with respect to such Acquiror Common Stock. Each of the Company and Acquiror shall promptly furnish all information concerning itself and its Affiliates as may be reasonably requested by the other such party and shall otherwise reasonably assist and cooperate with the other such party in connection with the preparation and filing of the Listing Application. Acquiror and the Company will use reasonable efforts to (i) cause the Listing Application, when filed, to comply in all material respects with all requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the NASDAQ or its staff concerning the Listing Application and (iii) have the Listing Application approved by the NASDAQ, as promptly as practicable after such filing. Acquiror shall not submit the Listing Application or any supplement or amendment thereto, or respond to comments received from the NASDAQ with respect thereto, without the Company’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the Company a reasonable opportunity to review and comment thereon. Acquiror shall promptly notify the Company upon the receipt of any comments from the NASDAQ, or any request from the NASDAQ for amendments or supplements to the Listing Application and shall provide the Company with copies of all material correspondence between Acquiror or any of its Representatives, on the one hand, and the NASDAQ, on the other hand, and all written comments with respect to the Listing Application received from the NASDAQ, and advise the Company of any oral comments with respect to the Listing Application received from the NASDAQ. Promptly after receiving notice thereof, Acquiror shall advise the Company of the time of the approval of the Listing Application and the approval for listing on the NASDAQ of the Acquiror Common Stock to be issued in connection with the transactions contemplated hereby.

(b)       In furtherance of and without limiting the foregoing, if approval for listing on the NASDAQ of the Acquiror Common Stock to be issued in connection with the transactions contemplated is not approved by NASDAQ as a result of a failure to satisfy NASDAQ Rule 5505(b)(1)(B), each of Acquiror and the Company shall cooperate in good faith and use commercially reasonable efforts to take such actions as may be required to cause such rule to be satisfied, including through the issuance and sale of securities of either Acquiror or the Company, or through requesting Humanitario to sell or otherwise transfer equity securities of the Company owned by it, to unaffiliated third parties prior to the Closing (it being understood and agreed that there cannot be any assurance that either Acquiror or the Company will be successful in arranging or completing any such issuance or sale or that Humanitario be successful in negotiating commercially reasonable terms with respect to such sale or other transfer); provided, that neither Acquiror or the Company shall be required to take any action that, based on advice of counsel, could be inconsistent with Law or NASDAQ rules.

Article IX
Conditions to Obligations

9.01       Conditions to Obligations of All Parties. The obligations of the parties hereto to consummate, or cause to be consummated, the Closing are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such parties:

(a)       No Prohibition. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, judgment, decree, executive order or award, which is then in effect and has the effect of making the Transactions illegal or otherwise prohibiting or enjoining consummation of the Transactions; provided that the Governmental Authority enacting, issuing, promulgating, enforcing or entering such Law, judgment, decree, executive order or award has jurisdiction over the parties hereto with respect to the transactions contemplated hereby.

(b)       Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(c)       NASDAQ. The Acquiror Common Stock shall have been approved for listing on NASDAQ, subject only to official notice of issuance thereof.

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(d)       Directors and Officers. The Directors and Officers of Acquiror upon the First Merger Effective Time shall be in accordance with Section 2.05.

(e)       Acquiror Stockholder Approvals. The Required Acquiror Stockholder Approvals shall have been obtained.

(f)       Company Stockholder Approvals. The Company Stockholder Approvals shall have been obtained.

9.02       Additional Conditions to Obligations of Acquiror. The obligations of Acquiror to consummate, or cause to be consummated, the Closing are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror:

(a)       Representations and Warranties. The representations and warranties of the Company contained in Section 4.01 (Organization, Standing and Corporate Power), Section 4.02(a) (Corporate Authority; Approval; Non-Contravention) and Section 4.23 (Brokers) shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. The representations and warranties of the Company contained in Section 4.04 (Capitalization), shall be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. All other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), individually or in the aggregate, does not result in a Material Adverse Effect on the Company.

(b)       Agreements and Covenants. Each of the covenants of the Company to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c)       Officer’s Certificate. The Company shall have delivered to Acquiror a certificate signed by an officer of the Company, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.02(a), Section 9.02(b) and Section 9.02(f) have been fulfilled.

(d)       Ancillary Agreements. The Company shall have delivered to Acquiror executed counterparts to all of the Ancillary Agreements to which the Company, or any Company Stockholder, is a party.

(e)       No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing any Material Adverse Effect on the Company.

(f)       Voting Trust Transfer. The Voting Trust Transfer shall have been completed in accordance with the Company Support Agreement.

9.03       Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate the Closing is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a)       Representations and Warranties. The representations and warranties of Acquiror and the Merger Subs contained in Section 5.01 (Organization, Standing and Corporate Power), Section 5.02(a) (Corporate Authority; Approval; Non-Contravention) and Section 5.14 (Brokers) shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. The representations and warranties of Acquiror, the Merger Subs contained in Section 5.04 (Capitalization), shall be true and correct in all respects other than de minimis inaccuracies as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as

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of such earlier date. All other representations and warranties of Acquiror and the Merger Subs contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation set forth therein) as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Material Adverse Effect on Acquiror or Nxu Tech.

(b)       Agreements and Covenants. Each of the covenants of Acquiror to be performed or complied with as of or prior to the Closing shall have been performed or complied with in all material respects.

(c)       Officer’s Certificate. Acquiror shall have delivered to the Company a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.03(a) and Section 9.03(b) have been fulfilled.

(d)       Ancillary Agreements. Acquiror shall have delivered to the Company executed counterparts to all of the Ancillary Agreements to which Acquiror is a party.

(e)       Acquiror Officers and Directors. Acquiror shall have delivered all resignations of its officers and directors, as applicable, such that, immediately following the First Merger Effective Time, the officers and directors of the Acquiror shall be as contemplated by Section 2.05.

(f)       No Material Unforeseen Extraordinary Liability. Since the date of this Agreement, neither Acquiror nor Nxu Tech have suffered or incurred any unforeseen extraordinary liability that first arises or the consequences of which first become apparent after the date of this Agreement and is not otherwise disclosed to the Company, or the consequences of which are not reasonably foreseeable as of the date of this agreement, if such liability would reasonably be expected to cause a Material Adverse Effect on Acquiror and Nxu Tech, taken as a whole.

Article X
Termination/Effectiveness

10.01     Termination. This Agreement may be terminated, and the transactions contemplated hereby abandoned:

(a)       by mutual written consent of the Company and Acquiror;

(b)       prior to the Closing, by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, such that any condition specified in Section 9.02(a) or Section 9.02(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if any such Terminating Company Breach is curable by the Company through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date Acquiror provides written notice of such violation or breach and the Termination Date) after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its commercially reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, (ii) the Closing has not occurred on or before March 31, 2025 (the “Termination Date”), (iii) at any time prior to receipt of the Required Acquiror Stockholder Approvals, to enter into a definitive agreement with respect to a Superior Proposal, provided that Acquiror has provided the Company with not less than five (5) business days’ notice prior to such termination, (iv) at any time after the Company Stockholder Written Consent Deadline if the Company has not previously received the Company Stockholder Approvals (provided, that upon the Company receiving the Company Stockholder Approvals, Acquiror shall no longer have any right to terminate this Agreement under this clause (iv)), or (v) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or other Law; provided, that the right to terminate this Agreement under Section 10.01(b)(ii) shall not be available if Acquiror’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on

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or before such date; provided, further, that the right to terminate this Agreement under Section 10.01(b)(ii) shall not be available if Acquiror is in breach of this Agreement on such date, which breach could give rise to a right of the Company to terminate this Agreement;

(c)       prior to the Closing, by written notice to Acquiror from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror set forth in this Agreement, such that any condition specified in Section 9.03(a) or Section 9.03(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by Acquiror through the exercise of its commercially reasonable efforts, then, for a period of up to 30 days (or any shorter period of the time that remains between the date the Company provides written notice of such violation or breach and the Termination Date) after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to use its commercially reasonable efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period, (ii) the Closing has not occurred on or before the Termination Date, or (iii) the consummation of the Merger is permanently enjoined or prohibited by the terms of a final, non-appealable Governmental Order or other Law, or (iv) there has been any Acquiror Change in Recommendation; provided, that the right to terminate this Agreement under Section 10.01(c)(ii) shall not be available if the Company’s failure to fulfill any obligation under this Agreement has been the primary cause of, or primarily resulted in, the failure of the Closing to occur on or before such date; provided, further, that the right to terminate this Agreement under Section 10.01(c)(ii) shall not be available if the Company is in breach of this Agreement on such date, which breach could give rise to a right of Acquiror to terminate this Agreement;

(d)       by written notice from the Company to Acquiror prior to obtaining the Required Acquiror Stockholder Approvals if the Acquiror Board shall have (i) made an Acquiror Change in Recommendation or (ii) failed to include the Acquiror Board Recommendation in the Proxy Statement;

(e)       by written notice from the Company to Acquiror if the Required Acquiror Stockholder Approvals are not obtained at the Acquiror Stockholders Meeting (subject to any adjournment or recess of the meeting in accordance with Section 8.02(e));

(f)       by written notice from Acquiror to the Company if the Company Support Agreement has not been delivered concurrently with the execution of this Agreement pursuant to Section 6.09; or

(g)       by written notice from the Company to Acquiror.

10.02     Effect of Termination. Except as otherwise set forth in this Section 10.02, in the event of the termination of this Agreement pursuant to Section 10.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors, employees or stockholders, other than liability of any party hereto for any Fraud or Willful Breach of this Agreement by such party occurring prior to such termination; provided, however, that if the Company terminates this Agreement pursuant to Section 10.01(g) or Acquiror terminates this Agreement pursuant to Section 10.01(b)(iv), the Company shall pay to Acquiror a termination fee of $1,000,000, via wire transfer of immediately available funds to such account as may be designated in writing by Acquiror. The provisions of Sections 6.03, 8.04, 10.02 and Article XI (collectively, the “Surviving Provisions”) and the Confidentiality Agreement, and any other Section or Article of this Agreement referenced in the Surviving Provisions, to the extent required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

Article XI
Miscellaneous

11.01     Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement, or agree to an amendment or modification to this Agreement in the manner contemplated by Section 11.10 and by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement.

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11.02     Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a)       If to Acquiror or Merger Subs, to:

Attn:        Mark Hanchett

E-mail:     mark@nxuenergy.com

with a copy (which shall not constitute notice) to:

Snell & Wilmer L.L.P.
Attn:        Mike Donahey
1 E Washington Street, Suite 2700
Phoenix, AZ 85004
E-mail:     mdonahey@swlaw.com

(b)         If to the Company to:

Verde Bioresins, Inc
1431 E. Orangethorpe Ave.

Fullerton, CA 92831

Attn: Brian Gordon

E-mail:     brian@verdebioresins.com

And

Wilmer Cutler Pickering Hale and Dorr LLP

2600 El Camino Real, Suite 400

Palo Alto, CA 94306

Attn:        Daniel Zimmermann

E-mail:     Daniel.Zimmermann@wilmerhale.com

And

Wilmer Cutler Pickering Hale and Dorr LLP

7 World Trade Center

New York, New York 10007

Attn:        Michael E. Gilligan

Glenn R. Pollner

E-mail:     Michael.Gilligan@wilmerhale.com

Glenn.Pollner@wilmerhale.com

or to such other address or addresses as the parties may from time to time designate in writing.

11.03     Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Any attempted assignment in violation of the terms of this Section 11.03 shall be null and void, ab initio.

11.04     Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that notwithstanding the foregoing (a) in the event the Closing occurs, the present and former officers and directors of the Company and Acquiror (and their successors and Representatives) are intended third-party beneficiaries of, and may enforce, Section 7.01 and (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and Representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and Representatives), are intended third-party beneficiaries of, and may enforce, Sections 7.12, 11.14, and 11.15.

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11.05     Expenses. Unless otherwise specified herein, each party hereto shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants.

11.06     Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

11.07     Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The words “execution,” “signed,” “signature,” and words of like import in this Agreement or in any other certificate, agreement or document related to this Agreement or the other Ancillary Agreements shall include images of manually executed signatures transmitted by facsimile or other electronic format (including, “pdf,” “tif” or “jpg”) and other electronic signatures (including, DocuSign and AdobeSign). The use of electronic signatures and electronic records (including, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, the Delaware Uniform Electronic Transactions Act and any other applicable Law. Minor variations in the form of the signature page, including footers from earlier versions of this Agreement or any such other document, shall be disregarded in determining the party’s intent or the effectiveness of such signature.

11.08     Schedules and Exhibits. The Schedules and Exhibits referenced herein are a part of this Agreement as if fully set forth herein. All references herein to Schedules and Exhibits shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to which such disclosure may apply solely to the extent the relevance of such disclosure is reasonably apparent on the face of the disclosure in such Schedule. Certain information set forth in the Schedules is included solely for informational purposes.

11.09     Entire Agreement. This Agreement (together with the Schedules and Exhibits to this Agreement), the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement among the parties relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties relating to the Transactions. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the Parties except as expressly set forth or referenced in this Agreement, the Ancillary Agreements and the Confidentiality Agreement.

11.10     Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement (but not necessarily by the same natural persons who executed this Agreement) and which makes reference to this Agreement. The approval of this Agreement by the shareholders or stockholders of any of the parties shall not restrict the ability of the board of directors of any of the parties to terminate this Agreement in accordance with Section 10.01 or to cause such party to enter into an amendment to this Agreement pursuant to this Section 11.10.

11.11     Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

11.12     Jurisdiction; WAIVER OF TRIAL BY JURY. Any Action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in the Court of Chancery of the State of Delaware or, if such court lacks jurisdiction, the state or federal courts in the State of Delaware, and each of the

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parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action brought pursuant to this Section 11.12. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY and unconditionally WAIVES to the fullest extent permitted by law ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. Each of the parties hereto certifies and acknowledges that (a) no representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (b) each such party understands and has considered the implications of this waiver, (c) each such party makes this waiver voluntarily, and (d) each such party has been induced to enter into this Agreement and the Transactions by, among other things, the mutual waivers in this SECTION 11.12.

11.13     Enforcement. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 10.01, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, none of the parties would have entered into this Agreement. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The parties acknowledge and agree that any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.13 shall not be required to provide any bond or other security in connection with any such injunction.

11.14     Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as parties hereto, and then only with respect to the specific obligations set forth herein with respect to such party. For the avoidance of doubt, Company Stockholders and Acquiror Stockholders are not named parties. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or Representative or Affiliate of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or Representative or Affiliate of any of the foregoing, shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror, or Merger Subs under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

11.15     Non-survival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing, and each shall terminate and expire upon the occurrence of the First Merger Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XI.

[Remainder of Page Intentionally Left Blank]

Annex A-68

IN WITNESS WHEREOF, Acquiror, the Merger Subs and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

NXU, INC.
By:	/s/ Mark Hanchett
Name:	Mark Hanchett
Title:	Chief Executive Officer

[Signature Page to the Agreement and Plan of Merger]

Annex A-69

IN WITNESS WHEREOF, Acquiror, the Merger Subs and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

Nxu Merger Sub, Inc.
By: NXU, Inc.
Title: Sole Member
By:	/s/ Annie Pratt
Name:	Annie Pratt
Title:	President/Chief Executive Officer
Nxu Merger Sub, LLC
By: NXU, Inc.
Title: Sole Member
By:	/s/ Mark Hanchett
Name:	Mark Hanchett
Title:	Chief Executive Officer

[Signature Page to the Agreement and Plan of Merger]

Annex A-70

IN WITNESS WHEREOF, Acquiror, the Merger Subs and the Company have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

VERDE BIORESINS, INC.
By:	/s/ Brian Gordon
Name:	Brian Gordon
Title:	President

[Signature Page to the Agreement and Plan of Merger]

Annex A-71

Exhibit A

Form of Company Support Agreement

Annex A-72

COMPANY SUPPORT AGREEMENT

This Company Support Agreement (this “Support Agreement”) is dated as of October [•], 2024, by and among Humanitario Capital LLC, a Puerto Rico limited liability company (the “Stockholder”), NXU, Inc., a Delaware corporation prior (“Acquiror”), and Verde Bioresins, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Stockholder is the holder of record and/or the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of (i) 2,648,364,984 shares of the Company’s Common Stock (the “Stockholder Shares”), (ii) (a) that certain Common Stock Purchase Warrant, dated as of February 17, 2023, (b) that certain Common Stock Purchase Warrant, dated as of February 8, 2021, and (c) that certain Common Stock Purchase Warrant, dated as of June 15, 2023 (together, the “Stockholder Warrants”), and (iii) (a) that certain Secured Convertible Promissory Note issued by the Company to Stockholder, dated as of February 17, 2023, (b) that certain Secured Convertible Promissory Note issued by the Company to Stockholder, dated June 15, 2023, (c) that certain Senior Secured Convertible Promissory Note issued by the Company to Stockholder, dated March 6, 2024, (d) that certain Senior Secured Convertible Promissory Note issued by the Company to Stockholder, dated April 17, 2024, (e) that certain Senior Secured Convertible Promissory Note issued by the Company to Stockholder, dated June 5, 2024, (f) that certain Senior Secured Convertible Promissory Note issued by the Company to Stockholder, dated July 26, 2024 and (g) that certain Senior Secured Convertible Promissory Note issued by the Company to Stockholder, dated August 30, 2024 (together, the “Stockholder Notes”);

WHEREAS, prior to the execution and delivery of this Support Agreement, Acquiror, Nxu Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“Merger Sub I”), Nxu Merger Sub, LLC a Delaware limited liability company and a wholly owned subsidiary of Acquiror (“Merger Sub II”) and the Company have entered into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”), dated as of October [•], 2024, pursuant to which, among other transactions, Merger Sub I is to merge with and into the Company, with the Company continuing on as the surviving company and a wholly owned subsidiary of Acquiror (the “First Merger”) and, promptly thereafter, such surviving company shall merge with and into Merger Sub II with Merger Sub II continuing as the surviving entity of such merger as a wholly owned subsidiary of Acquiror, on the terms and conditions set forth therein (the “Second Merger” and together with the First Merger, the “Merger”);

WHEREAS, the Merger Agreement contemplates that the Stockholder will receive, pursuant to the terms of the Merger Agreement, certain shares of Acquiror Common Stock at the Closing (such shares, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, the “Closing Shares”); and

WHEREAS, as an inducement to Acquiror and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
SUPPORT AGREEMENT; COVENANTS; RELEASE; VOTING TRUST AGREEMENT

11.16           Binding Effect of Merger Agreement. The Stockholder hereby acknowledges that it has read the Merger Agreement and this Support Agreement and has had the opportunity to consult with its tax and legal advisors. During the term commencing on the date hereof and ending at the Expiration Time, the Stockholder shall be bound by and comply with Section 8.04 (Confidentiality; Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if (a) the Stockholder was an original signatory to the Merger Agreement with respect to such provision, and (b) each reference to the “Stockholder” contained in Section 8.04 of the Merger Agreement also referred to the Stockholder.

Annex A-73

11.17           No Transfer. During the period commencing on the date hereof and ending on the earliest to occur of (a) the Effective Time and (b) such date and time as the Merger Agreement shall be terminated in accordance with its terms (the earlier of clauses (a) and (b), the “Expiration Time”), the Stockholder shall not, except in each case pursuant to the Merger Agreement, Transfer any of the Stockholder Shares, the Stockholder Warrants or the Stockholder Notes; provided, however, that the foregoing shall not prohibit Transfers between the Stockholder and any Affiliate of the Stockholder, so long as, prior to and as a condition to the effectiveness of any such Transfer, such Affiliate executes and delivers to Acquiror and the Company a joinder to this Support Agreement in substantially the form attached hereto as Annex A; provided, further, that any Transfer permitted under this Section 1.2 shall not relieve such Stockholder of its obligations under this Support Agreement. Any Transfer in violation of this Section 1.2 shall be null and void. Notwithstanding anything to the contrary above, the Stockholder shall not be prohibited from exercising or converting the Stockholder Warrants or the Stockholder Notes into Company Common Stock, and such Company Common Stock issued upon conversion of the Stockholder Warrants or the Stockholder Notes shall be deemed to be “Stockholder Shares” for purposes of this Support Agreement. “Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

11.18           New Shares. In the event that after the date hereof (a) any shares of Company Common Stock are issued to the Stockholder pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of the Stockholder Shares, on or affecting the Stockholder Shares owned by the Stockholder or otherwise, (b) the Stockholder purchases or otherwise acquires beneficial ownership of any Company Common Stock or other equity securities of the Company, or (c) the Stockholder acquires the right to vote or share in the voting of any Company Common Stock or other equity securities of the Company (such Company Common Stock or other equity securities of the Company, collectively, the “New Securities”), then such New Securities acquired or purchased by the Stockholder shall be subject to the terms of this Support Agreement to the same extent as if they constituted the Stockholder Shares owned by the Stockholder as of the date hereof.

11.19           Closing Date Deliverables. Upon the Closing, the Stockholder shall deliver to Acquiror and the Company a duly executed copy of the Company Lock-Up Agreement, by and among Acquiror and the Stockholder.

11.20           Conversion of Stockholder Notes. In connection with the Closing and immediately prior to the Effective Time, the Stockholder and the Company each shall take all actions for the Stockholder Notes to be converted into shares of the Company Common Stock pursuant to the terms of the applicable Stockholder Note.

11.21           Conversion of Stockholder Warrants. In connection with the Closing and immediately prior to the Effective Time, the Stockholder and the Company each shall take all actions for the Stockholder Warrants to be converted into shares of the Company Common Stock pursuant to the terms of that certain Convertible Note and Warrant Purchase Agreement, dated as of June 15, 2023, between the Company and the Stockholder.

11.22           Voting and Support Agreement.

(a)                The Stockholder irrevocably and unconditionally agrees that, prior to the Expiration Time, at any meeting of the stockholders of the Company, and in any action by written consent of the stockholders of the Company distributed by the Board of Directors of the Company or otherwise undertaken in respect of or as contemplated by the Merger Agreement or the transactions contemplated thereby in a form reasonably acceptable to Acquiror, the Stockholder shall, if a meeting is held, appear at the meeting, in person or by proxy, or otherwise cause its Stockholder Shares (to the extent such Stockholder Shares are entitled to vote on or provide consent with respect to such matter):

(i)           to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger;

Annex A-74

(ii)         in any other circumstances upon which a consent, waiver or other approval is required under the Company Organizational Documents or under any agreements between the Company and its stockholders or otherwise sought with respect to the Merger Agreement or the transactions contemplated thereby, to vote, consent, waive or approve (or cause to be voted, consented, waived or approved) all of the Stockholder’s Stockholder Shares held at such time in favor thereof (to the extent such Stockholder Shares are entitled to vote on or provide consent, waiver or approval with respect to such matter);

(iii)               against any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (other than the Merger Agreement and the transactions contemplated thereby, including the Merger);

(iv)        against any change in the business, management or Board of Directors of the Company that would or would reasonably be expected to adversely affect the ability of the Company to consummate the transactions contemplated by the Merger Agreement, including the Merger; and

(v)         against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Support Agreement, the Merger Agreement or the transactions contemplated thereby, including the Merger, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of the Company under the Merger Agreement, (C) result in any of the conditions set forth in Article IX of the Merger Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock or securities convertible into capital stock of, the Company; and

(vi)        the Stockholder hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

11.23          Further Assurances. The Stockholder shall take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary (including under applicable Law) to consummate the Merger and the other transactions contemplated by the Merger Agreement and this Support Agreement, in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.

11.24          No Inconsistent Agreement. The Stockholder hereby represents and covenants that such Stockholder has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of the Stockholder’s obligations hereunder.

11.25          Voting Trust Agreement. The Stockholder hereby covenants and agrees that, within ten (10) Business Days after the Registration Statement is declared effective under the Securities Act, the Stockholder will enter into a voting trust agreement, on terms and conditions set forth in Exhibit A hereto and otherwise on terms and conditions to the reasonable satisfaction of the Stockholder, the Company and the Acquiror (the “Voting Trust Agreement”), with an independent third-party trustee appointed by the Stockholder (which trustee shall not be an Affiliate of the Stockholder or a member of the immediate family of any Affiliate of the Stockholder) (the “Voting Trustee”), pursuant to which the Stockholder will transfer and assign to the Voting Trustee all of the Closing Shares received by the Stockholder pursuant to the terms of the Merger Agreement, effective as of the Effective Time.

11.26          Waiver and Release of Claims. The Stockholder hereby covenants and agrees as follows:

(a)               Subject to and conditioned upon the Effective Time, effective as of the Effective Time (and subject to the limitations set forth in paragraph (c) below), the Stockholder, on behalf of itself and its Affiliates and its and their respective successors, assigns, representatives, administrators, executors and agents, and any other person or entity claiming by, through, or under any of the foregoing (each a “Releasing Party” and, collectively, the “Releasing Parties,” provided, for the avoidance of doubt, that the Acquiror, shall not be deemed a Releasing Party hereunder), does hereby unconditionally and irrevocably release, waive and forever discharge the Acquiror, the Company, and each of their past and present directors, officers, employees, agents, predecessors, successors, assigns, and Subsidiaries, from any and all past or present claims, demands, damages, judgments, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, arising directly or indirectly from any act, omission, event or transaction occurring (or any circumstances existing) at or prior to the Effective Time (each a “Claim” and, collectively, the “Claims”).

Annex A-75

(b)                The Stockholder acknowledges that it may hereafter discover facts in addition to or different from those which it now knows or believes to be true with respect to the subject matter of this Support Agreement, and that it may hereafter come to have a different understanding of the law that may apply to potential claims which it is releasing hereunder, but it affirms that, except as is otherwise specifically provided herein, it is its intention to fully, finally and forever settle and release any and all Claims. In furtherance of this intention, the Stockholder acknowledges that the releases contained herein shall be and remain in effect as full and complete general releases notwithstanding the discovery or existence of any such additional facts or different understandings of law. The Stockholder knowingly and voluntarily waives and releases any and all rights and benefits it may now have, or in the future may have, under Section 1542 of the California Civil Code (or any analogous law of any other state), which reads as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

The Stockholder understands that Section 1542, or a comparable statute, rule, regulation or order of another jurisdiction, gives the Stockholder the right not to release existing Claims of which the Stockholder is not aware, unless the Stockholder voluntarily chooses to waive this right. Having been so apprised, the Stockholder nevertheless hereby voluntarily elects to and does waive any rights it may have that are described in Section 1542, or such other comparable statute, rule, regulation or order, and elects to assume all risks for Claims that exist, existed or may hereafter exist in its favor, known or unknown, suspected or unsuspected, arising out of or related to claims or other matters purported to be released pursuant to this Section 1.11, in each case, effective as of the Effective Time. The Stockholder acknowledges and agrees that the foregoing waiver is an essential and material term of the release provided pursuant to this Section 1.11 and that, without such waiver, the Acquiror and the Company would not have agreed to the terms of this Support Agreement.

(c)                Notwithstanding the foregoing provisions of this Section 1.11 or anything to the contrary set forth herein, the Releasing Parties do not release or discharge, and each Releasing Party expressly does not release or discharge: (i) any Claims that arise under or are based upon the terms of (A) this Support Agreement, the Merger Agreement, any of the Ancillary Agreements or any other document, certificate or Contract executed or delivered in connection with the Merger Agreement; (B) the Registration Rights Agreement; or (C) any underwriting agreement, business combination marketing agreement, financial advisory agreement, engagement letter or any similar agreement in respect of the transactions contemplated by the Merger Agreement to which a Releasing Party may be a party and that (in each case) is expressly disclosed in the Schedules of the Company, as each such agreement or instrument described in this clause (i) may be amended in accordance with its terms and the terms set forth in (x) the Merger Agreement or (y) this Support Agreement or the other Ancillary Agreements (if and to the extent applicable), (ii) any rights with respect to the capital stock or warrants of the Company owned by such Releasing Party or the promissory notes issued by the Company to such Releasing Party, or (iii) any Claims for indemnification, contribution, set-off, reimbursement or similar rights pursuant to any certificate of incorporation or bylaws of the Acquiror or any of its Subsidiaries or any indemnity or similar agreements by the Acquiror or any of its Subsidiaries with or for the benefit of a Releasing Party solely to the extent (in each case) set forth in the Schedules of the Company or as contemplated by Section 7.01 of the Merger Agreement.

(d)                Notwithstanding the foregoing provisions of this Section 1.11, nothing contained in this Support Agreement shall be construed as an admission by any party hereto of any liability of any kind to any other party hereto.

Article II
REPRESENTATIONS AND WARRANTIES

12.01           No Inconsistent Agreement. The Stockholder hereby represents and covenants that the Stockholder has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of the Stockholder’s obligations hereunder.

Annex A-76

12.02           Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants as of the date hereof to Acquiror and the Company as follows:

(a)                Organization; Due Authorization. The Stockholder is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Support Agreement and the consummation of the transactions contemplated hereby are within the Stockholder’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of the Stockholder. This Support Agreement has been duly executed and delivered by the Stockholder, and, assuming due authorization, execution and delivery by the other parties to this Support Agreement, this Support Agreement constitutes a legally valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies).

(b)                Ownership. The Stockholder is the record and/or beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and have good title to, all of the Stockholder Shares, which represent 81.66% of the voting power of the outstanding Company Stock entitled to vote, voting together as a single class, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose) affecting any Stockholder Shares, other than pursuant to (i) this Support Agreement, (ii) the Company Organizational Documents, or (iii) any applicable securities laws. Other than the Stockholder Shares, the Stockholder Warrants and the Stockholder Notes, the Stockholder does not hold or own any rights to acquire (directly or indirectly) any equity securities of the Company or outstanding options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units or commitments for shares of the Company.

(c)                No Conflicts. The execution and delivery of this Support Agreement by the Stockholder does not, and the performance by the Stockholder of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of the Stockholder or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any contract binding upon the Stockholder or the Stockholder Shares), in each case to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by the Stockholder of its obligations under this Support Agreement. The Stockholder has full right and power to enter into this Support Agreement. For the avoidance of doubt, pursuant to the Company Organizational Documents, other than the consent of the Stockholder, no other consent of any other stockholder of the Company is required to obtain the Company Stockholder Approvals.

(d)                Litigation. Except as set forth in Schedule 2.2(d) attached hereto, (i) there are no Actions pending against the Stockholder or, to the knowledge of the Stockholder, threatened against the Stockholder, before (or, in the case of any threatened Actions, that would be before) any Governmental Entity, that in any manner challenge or seek to prevent, enjoin or materially delay the performance by the Stockholder of its obligations under this Support Agreement, (ii) the Stockholder has not been suspended or expelled from membership in any securities or commodities exchange or association or had a securities or commodities license or registration denied, suspended or revoked and (iii) the Stockholder (A) is not subject to or a respondent in any legal action for any injunction, cease and desist order or order or stipulation to desist or refrain from any act or practice relating to the offering of securities in any jurisdiction, (B) has not been convicted of, or pleaded guilty to, any crime involving fraud relating to any financial transaction or handling of funds of another person, or pertaining to any dealings in any securities and (C) is not currently a defendant in any such criminal proceeding.

(e)                Acknowledgment. The Stockholder understands and acknowledges that each of the Company and the Acquiror is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this Support Agreement.

Article III
MISCELLANEOUS

13.01           Termination. This Support Agreement and all of its provisions shall automatically terminate and be of no further force and effect upon the earliest to occur of (i) the Effective Time, and (ii) such date and time as the Merger Agreement shall be terminated in accordance with its terms. Upon such termination of this Support Agreement, all obligations of the parties under this Support Agreement will terminate, without any liability or other

Annex A-77

obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Support Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Support Agreement prior to such termination. This ARTICLE III shall survive the termination of this Support Agreement.

13.02           Governing Law. Sections 11.06 and 11.12 of the Merger Agreement are incorporated herein by reference, mutatis mutandis.

13.03           Assignment. This Support Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Support Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of all of the other parties hereto.

13.04           Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Support Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Support Agreement and to enforce specifically the terms and provisions of this Support Agreement in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware), this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Support Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

13.05           Amendment; Waiver. This Support Agreement or any provision hereof may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by Acquiror, the Company and the Stockholder.

13.06           Severability. If any provision of this Support Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Support Agreement will remain in full force and effect. Any provision of this Support Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

13.07           Notices. All notices, consents, waivers and other communications under this Support Agreement must be in writing and will be deemed to have been duly given (a) if personally delivered, on the date of delivery; (b) if delivered by express courier service of national standing for next day delivery (with charges prepaid), on the Business Day following the date of delivery to such courier service; (c) if delivered by electronic mail, on the date of transmission if on a Business Day before 5:00 p.m. local time of the business address of the recipient party (otherwise on the next succeeding Business Day); and (d) if deposited in the United States mail, first-class postage prepaid, on the date of delivery, in each case to the appropriate addresses or electronic mail addresses set forth below (or to such other addresses or electronic mail addresses as a party may designate by notice to the other parties in accordance with this Section 3.7):

If to Acquiror (before the Effective Time):

Attn: Mark Hanchett

E-mail:   mark@nxuenergy.com

with a copy (which shall not constitute notice) to:

Snell & Wilmer L.L.P.

Attn: Mike Donahey
1 E Washington Street, Suite 2700
Phoenix, AZ 85004
E-mail: mdonahey@swlaw.com

Annex A-78

If to the Company:

Verde Bioresins, Inc.
1431 Orangethorpe Ave.

Fullerton, CA 92831
Attn: Brian Gordon

E-mail:   brian@verdebioresins.com

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP

2600 El Camino Real, Suite 400

Palo Alto, CA 94306

Attn: Daniel Zimmermann

E-mail:   Daniel.Zimmermann@wilmerhale.com

If to the Stockholder:

Humanitario Capital LLC

Attn: Terren S. Peizer

E-mail: terren@acuitasgh.com

13.08           Counterparts. This Support Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

13.09           Entire Agreement. This Support Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

13.10           Rights of Third Parties. Nothing expressed or implied in this Support Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Support Agreement.

13.11           Stockholder Transaction Expenses. If the Closing occurs, at the Closing, Acquiror shall pay, or cause to be paid, to the Stockholder (or as directed by the Stockholder), by wire transfer of immediately available funds, the Stockholder Transaction Expenses (as defined below). If the Merger Agreement is terminated in accordance with its terms, promptly upon such termination, the Company shall reimburse the Stockholder for all Stockholder Transaction Expenses. As used herein, “Stockholder Transaction Expenses” means all reasonable and documented fees and disbursements of the Stockholder and its Affiliates payable to unaffiliated third parties (including, without limitation, outside counsel, agents, advisors, consultants, experts and financial advisors employed by or on behalf of the Stockholder or any of its Affiliates) incurred in connection with the Transactions, in each case, to the extent payable in cash; provided that such fees and disbursements of the Stockholder and its Affiliates shall not exceed $200,000.00 in the aggregate.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

Annex A-79

IN WITNESS WHEREOF, the Stockholder, Acquiror and the Company have each caused this Support Agreement to be duly executed as of the date first written above.

NXU, Inc.

By:
Name:	Mark Hanchett
Title:	Chief Executive Officer

[Signature Page to Company Support Agreement]

Annex A-80

IN WITNESS WHEREOF, the Stockholder, Acquiror and the Company have each caused this Support Agreement to be duly executed as of the date first written above.

Humanitario Capital LLC

By:
Name:	Terren S. Peizer
Title:	Authorized Signatory

[Signature Page to Company Support Agreement]

Annex A-81

IN WITNESS WHEREOF, the Stockholder, Acquiror and the Company have each caused this Support Agreement to be duly executed as of the date first written above.

Verde Bioresins, Inc.

By:
Name:	Brian Gordon
Title:	President

[Signature Page to Company Support Agreement]

Annex A-82

Annex A
Form of Joinder Agreement

This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Company Support Agreement, dated as of [___], 2024 (as amended, supplemented or otherwise modified from time to time, the “Support Agreement”), by and among Humanitario Capital LLC, a Puerto Rico limited liability company (the “Stockholder”), NXU, Inc., a Delaware corporation prior (“Acquiror”), and Verde Bioresins, Inc., a Delaware corporation (the “Company”). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Support Agreement.

The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to, and a “Stockholder” under, the Support Agreement as of the date hereof and shall have all of the rights and obligations of the Stockholder as if it had executed the Support Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Support Agreement.

IN WITNESS WHEREOF, the undersigned has duly executed this Joinder Agreement as of the date written below.

Name:
By:
Title:
Date:

Notice Address:

Annex A-83

Exhibit A

Terms of Voting Trust Agreement

In the event that, at any time during the term of the Voting Trust Agreement, (a) any shares of Acquiror Common Stock are issued to the Stockholder pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of any of the Closing Shares, on or affecting any of the Closing Shares owned by the Stockholder or otherwise, (b) the Stockholder purchases or otherwise acquires beneficial ownership of any shares of Acquiror Common Stock or (c) the Stockholder acquires the right to vote or share in the voting of any shares of Acquiror Common Stock, then all such shares of Acquiror Common Stock shall be subject to the Voting Trust Agreement.

During the term of the Voting Trust Agreement, the Voting Trustee shall vote all shares of Acquiror Common Stock subject to the Voting Trust Agreement in favor of any vote, consent or other action in the same proportion as voted by public stockholders of the Company that are not Affiliates of the Company with respect to such matter.

The Voting Trust Agreement shall remain in effect until the earliest to occur of the following: (a) Mr. Peizer is sentenced to a non-custodial sentence, or finishes service of any custodial part of a sentence, on the charges described in Schedule 2.2(d) attached to the Support Agreement, or the conviction on such charges is set aside or reversed, (b) the fifth anniversary of the Closing Date, and (c) such time as the Stockholder and its Affiliates collectively beneficially own shares of Acquiror Common Stock representing in the aggregate less than 10% of the total voting power of all shares of Acquiror Common Stock then outstanding.

Annex A-84

Exhibit B

Form of Acquiror Support Agreement

Annex A-85

ACQUIROR SUPPORT AGREEMENT

This Acquiror Support Agreement (this “Support Agreement”) is dated as of October [•], 2024, by and among, Mark Hanchett (“Hanchett”), Annie Pratt (“Pratt”, and together with Hanchett, the “Stockholders”), NXU, Inc., a Delaware corporation (“NXU”), and Verde Bioresins, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

RECITALS

WHEREAS, as of the date hereof, each Stockholder is the holder of record and/or the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of that number of (a) shares of Class A Common Stock, par value $0.0001, of NXU (the “Class A Common Stock”), (b) Class B Common Stock, par value $0.0001, of NXU (the “Class B Common Stock”, and together with the Class A Common Stock, the “Common Stock”) and (c) options set forth on the signature page of such Stockholder (all such securities held by a Stockholder, the “Stockholder Securities”);

WHEREAS, contemporaneously with the execution and delivery of this Support Agreement, NXU, Nxu Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of NXU (“Merger Sub I”), Nxu Merger Sub, LLC, a Delaware limited liability company (“Merger Sub II”, and together with Merger Sub I, the “Merger Subs”), and the Company are entering into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”), dated as of the date hereof, pursuant to which, among other transactions, Merger Sub I is to merge with and into the Company, with the Company continuing on as the surviving company and a wholly owned subsidiary of NXU and then merging with and into Merger Sub II, with Merger Sub II becoming the surviving entity, on the terms and conditions set forth therein (the “Merger”); and

WHEREAS, as an inducement to NXU and the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article I
SUPPORT AGREEMENT; COVENANTS; RELEASE

I.1              Binding Effect of Merger Agreement. Each Stockholder hereby acknowledges that he or she has read the Merger Agreement and this Support Agreement and has had the opportunity to consult with his or her tax and legal advisors. During the period commencing on the date hereof and ending at the Expiration Time (as defined below), each Stockholder shall be bound by and comply with Sections 7.08 (Exclusivity) and 8.04 (Confidentiality; Publicity) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if (a) such Stockholder was an original signatory to the Merger Agreement with respect to such provisions, and (b) each reference to the “Acquiror” contained in Sections 7.08 and 8.04 also referred to such Stockholder.

I.2               No Transfer. During the period commencing on the date hereof and ending on the earliest to occur of (a) the Effective Time (and, in such case, for the avoidance of doubt, not following the Effective Time) and (b) such date and time as the Merger Agreement shall be terminated in accordance with its terms (the earlier of clauses (a) and (b), the “Expiration Time”), neither Stockholder shall Transfer any Stockholder Securities held by such Stockholder as of the date of this Support Agreement; provided, however, either Stockholder may Transfer shares of Stockholder Securities in connection with bona fide estate planning purposes, either during such Stockholder’s lifetime or on death by will or intestacy to such Stockholder’s spouse, child (natural or adopted), or any other direct lineal descendant, or any custodian or trustee of any trust, partnership, limited liability company or other corporate entity for the benefit of, or the ownership interests of which are owned wholly by such Stockholder or any such family members, provided that such permitted transferees execute and deliver to NXU and the Company a joinder to this Support Agreement in substantially the form attached hereto as Annex A; provided, further, that any Transfer permitted under this Section 1.2 shall not relieve such Stockholder of his or her obligations under this Support Agreement. Any Transfer in violation of this Section 1.2 shall be null and void. “Transfer” shall mean the (i) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or

Annex A-86

agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

I.3              New Shares. In the event that after the date hereof but prior to the Expiration Time (a) either Stockholder acquires any shares of Common Stock or other equity securities of NXU or any rights to acquire such shares of Common Stock or other equity securities of NXU pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of Common Stock, on or affecting the shares of Common Stock owned by such Stockholder or otherwise, (b) either Stockholder purchases or otherwise acquires beneficial ownership of any shares of Common Stock or other equity securities of NXU, or (c) either Stockholder acquires the right to vote or share in the voting of any shares of Common Stock or other equity securities of NXU, collectively, the “New Securities”), then such New Securities acquired or purchased by either such Stockholder shall be subject to the terms of this Support Agreement to the same extent as if they constituted the shares of Common Stock owned by such Stockholder as of the date hereof.

I.4              Voting and Support Agreement.

a.         Each Stockholder irrevocably and unconditionally agrees that, prior to the Expiration Time, at any meeting of the stockholders of NXU, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the stockholders of NXU is sought, each Stockholder shall (i) appear at each such meeting or otherwise cause all of his or her Common Stock to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of his or her Common Stock:

i.    in favor of the approval and adoption of the Proposals;

ii.   against any Competing Proposal;

iii.  against any change in the business, management or Board of Directors of NXU (other than in connection with the Transaction Proposals) that would or would reasonably be expected to adversely affect the ability of NXU to consummate the transactions contemplated by the Merger Agreement, including the Merger; and

iv.  against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Support Agreement, the Merger Agreement or the Transactions, including the Merger, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of NXU or Merger Sub under the Merger Agreement, (C) result in any of the conditions set forth in Article IX of the Merger Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, NXU.

Each Stockholder hereby agrees that he or she shall not commit or agree to take any action inconsistent with the foregoing.

b.        During the period commencing on the date hereof and ending at the Expiration Time, such Stockholder shall not modify or amend any agreement set forth on Schedule I.

I.5              Further Assurances. Each Stockholder shall take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary (including under applicable Law) to consummate the Merger and the other transactions contemplated by the Merger Agreement and this Support Agreement, in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.

I.6              No Inconsistent Agreement. Each Stockholder hereby represents and covenants that such Stockholder has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of his or her obligations hereunder.

Annex A-87

I.7              Waiver and Release of Claims. Each Stockholder hereby covenants and agrees as follows:

(a)        Subject to and conditioned upon the Effective Time, effective as of the Effective Time (and subject to the limitations set forth in paragraph (c) below), such Stockholder, on behalf of himself, herself and his or her Affiliates and his or her and their respective successors, assigns, representatives, administrators, executors and agents, and any other person or entity claiming by, through, or under any of the foregoing (each a “Releasing Party” and, collectively, the “Releasing Parties,” provided, for the avoidance of doubt, that NXU, shall not be deemed a Releasing Party hereunder), does hereby unconditionally and irrevocably release, waive and forever discharge the NXU, the Company, and each of their past and present directors, officers, employees, agents, predecessors, successors, assigns, and Subsidiaries, from any and all past or present claims, demands, damages, judgments, causes of action and liabilities of any nature whatsoever, whether or not known, suspected or claimed, arising directly or indirectly from any act, omission, event or transaction occurring (or any circumstances existing) at or prior to the Effective Time (each a “Claim” and, collectively, the “Claims”).

(b)       Such Stockholder acknowledges that he or she may hereafter discover facts in addition to or different from those which he or she now knows or believes to be true with respect to the subject matter of this Agreement, and that he or she may hereafter come to have a different understanding of the law that may apply to potential claims which it is releasing hereunder, but he or she affirms that, except as is otherwise specifically provided herein, it is his or her intention to fully, finally and forever settle and release any and all Claims. In furtherance of this intention, such Stockholder acknowledges that the releases contained herein shall be and remain in effect as full and complete general releases notwithstanding the discovery or existence of any such additional facts or different understandings of law. Such Stockholder knowingly and voluntarily waives and releases any and all rights and benefits he or she may now have, or in the future may have, under Section 1542 of the California Civil Code (or any analogous law of any other state), which reads as follows:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER, WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.”

Such Stockholder understands that Section 1542, or a comparable statute, rule, regulation or order of another jurisdiction, gives such Stockholder the right not to release existing Claims of which such Stockholder is not aware, unless such Stockholder voluntarily chooses to waive this right. Having been so apprised, such Stockholder nevertheless hereby voluntarily elects to and does waive any rights he or she may have that are described in Section 1542, or such other comparable statute, rule, regulation or order, and elects to assume all risks for Claims that exist, existed or may hereafter exist in his or her favor, known or unknown, suspected or unsuspected, arising out of or related to claims or other matters purported to be released pursuant to this Section 1.7, in each case, effective as of the Effective Time. Such Stockholder acknowledges and agrees that the foregoing waiver is an essential and material term of the release provided pursuant to this Section 1.7 and that, without such waiver, NXU and the Company would not have agreed to the terms of this Agreement.

(c)        Notwithstanding the foregoing provisions of this Section 1.7 or anything to the contrary set forth herein, the Releasing Parties do not release or discharge, and each Releasing Party expressly does not release or discharge any Claims (i) that arise under or are based upon the terms of this Agreement, the Merger Agreement, any of the Ancillary Agreements or any other document, certificate or Contract executed or delivered in connection with the Merger Agreement or any similar agreement in respect of the transactions contemplated by the Merger Agreement to which a Releasing Party may be a party and that (in each case) is expressly disclosed in the Schedules of NXU, as each such agreement or instrument described above may be amended in accordance with its terms and the terms set forth in (A) the Merger Agreement or (B) this Agreement or the other Ancillary Agreements (if and to the extent applicable), (ii) any rights with respect to the Common Stock owned by such Releasing Party, or (iii) any Claims for indemnification, contribution, set-off, reimbursement or similar rights pursuant to any certificate of incorporation or bylaws of NXU or any of its Subsidiaries or any indemnity or similar agreements by the NXU with or for the benefit of a Releasing Party solely to the extent (in each case) set forth in the Schedules of Acquiror or as contemplated by Section 7.01 of the Merger Agreement.

(d)       Notwithstanding the foregoing provisions of this Section 1.7, nothing contained in this Agreement shall be construed as an admission by any party hereto of any liability of any kind to any other party hereto.
Annex A-88

Article II
REPRESENTATIONS AND WARRANTIES

II.1               No Inconsistent Agreement. Except as contemplated or permitted under the Merger Agreement, each Stockholder hereby represents and covenants that such Stockholder has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Stockholder’s obligations hereunder.

II.2               Representations and Warranties of the Stockholders. Each Stockholder hereby represents and warrants (severally as to such Stockholder and not jointly) as of the date hereof to NXU and the Company as follows:

a.          Organization; Due Authorization. This Agreement has been duly executed and delivered by such Stockholder, and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies).

b.          Ownership. Such Stockholder is the record and/or beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good title to, all of his or her Stockholder Securities, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose) affecting any such Stockholder Securities, other than pursuant to (i) this Agreement, (ii) the organizational documents of NXU, (iii) the Merger Agreement or (iv) any applicable securities laws. Other than the Stockholder Securities described on the signature page of such Stockholder hereto, such Stockholder does not hold or own any rights to acquire (directly or indirectly) any equity securities of NXU or outstanding options, warrants, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units or commitments for shares of NXU.

c.          No Conflicts. The execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of his or her obligations hereunder will not, require any consent or approval that has not been given or other action that has not been taken by any Person (including under any contract binding upon such Stockholder or the Stockholder Shares), in each case to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Stockholder of his or her obligations under this Agreement. Such Stockholder has full right and power to enter into this Agreement.

d.          Litigation. There are no Actions pending against such Stockholder, or to the knowledge of such Stockholder threatened against such Stockholder, before (or, in the case of threatened Legal Proceedings, that would be before) any Governmental Entity, that in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Stockholder of his or her obligations under this Agreement. Such Stockholder (i) is not subject to or a respondent in any legal action for any injunction, cease and desist order or order or stipulation to desist or refrain from any act or practice relating to the offering of securities in any jurisdiction, (ii) has never been convicted of, or pleaded guilty to, any crime involving fraud relating to any financial transaction or handling of funds of another person, or pertaining to any dealings in any securities and (iii) is not currently a defendant in any such criminal proceeding.

e.          Acknowledgment. Such Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Support Agreement.

Article III
MISCELLANEOUS

III.1               Termination. This Support Agreement and all of its provisions shall automatically terminate and be of no further force and effect upon the earliest to occur of (i) the Effective Time, and (ii) such date and time as the Merger Agreement shall be terminated in accordance with its terms. Upon such termination of this Support Agreement, all obligations of the parties under this Support Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether

Annex A-89

under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Support Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Support Agreement prior to such termination. This ARTICLE III shall survive the termination of this Support Agreement.

III.2               Governing Law. Sections 11.06 and 11.12 of the Merger Agreement are incorporated herein by reference, mutatis mutandis.

III.3               Assignment. This Support Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Support Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of all of the other parties hereto.

III.4               Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Support Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Support Agreement and to enforce specifically the terms and provisions of this Support Agreement in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware), this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Support Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

III.5               Amendment; Waiver. This Support Agreement or any provision hereof may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by NXU, the Company and each Stockholder.

III.6               Severability. If any provision of this Support Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Support Agreement will remain in full force and effect. Any provision of this Support Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

III.7 Notices. All notices, consents, waivers and other communications under this Agreement must be in writing and will be deemed to have been duly given (a) if personally delivered, on the date of delivery; (b) if delivered by express courier service of national standing for next day delivery (with charges prepaid), on the Business Day following the date of delivery to such courier service; (c) if delivered by electronic mail, on the date of transmission if on a Business Day before 5:00 p.m. local time of the business address of the recipient party (otherwise on the next succeeding Business Day); and (d) if deposited in the United States mail, first-class postage prepaid, on the date of delivery, in each case to the appropriate addresses or electronic mail addresses set forth below (or to such other addresses or electronic mail addresses as a party may designate by notice to the other parties in accordance with this Section 3.7):

If to NXU:

Attn:      Mark Hanchett

E-mail:   mark@nxuenergy.com

with a copy (which shall not constitute notice) to:

Attn:      Mike Donahey
1 E Washington Street, Suite 2700

Phoenix, AZ 85004
E-mail: mdonahey@swlaw.com

If to the Company:

Verde Bioresins, Inc.

1431 E. Orangethorpe Ave.
Fullerton, CA 92831

Attn: Brian Gordon

E-mail:   brian@verdebioresins.com

Annex A-90

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP

2600 El Camino Real, Suite 400

Palo Alto, CA 94306

Attn:      Daniel Zimmermann

E-mail:   Daniel.Zimmerman@wilmerhale.com

III.8               Counterparts. This Support Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

III.9               Entire Agreement. This Support Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

Annex A-91

IN WITNESS WHEREOF, each Stockholder, NXU and the Company have each caused this Support Agreement to be duly executed as of the date first written above.

NXU, Inc.

By:
Name:	Mark Hanchett
Title:	Chief Executive Officer

[Signature Page to Acquiror Support Agreement]

Annex A-92

IN WITNESS WHEREOF, each Stockholder, NXU and the Company have each caused this Support Agreement to be duly executed as of the date first written above.

Verde Bioresins, Inc.

By:
Name:	Brian Gordon
Title:	President

[Signature Page to Acquiror Support Agreement]

Annex A-93

IN WITNESS WHEREOF, each Stockholder, NXU and the Company have each caused this Support Agreement to be duly executed as of the date first written above.

Mark Hanchett

Notice Address:

Stockholder Securities:

196,692 Options (underwater, none exercised)

3,826.3 shares of Class A Common Stock

26,503,675 shares of Class B Common Stock

[Signature Page to Acquiror Support Agreement]

Annex A-94

IN WITNESS WHEREOF, each Stockholder, NXU and the Company have each caused this Support Agreement to be duly executed as of the date first written above.

Annie Pratt

Notice Address:

Stockholder Securities:

76,812 Options (underwater, none exercised)

3,186 shares of Class A Common Stock

10,021,695 shares of Class B Common Stock

[Signature Page to Acquiror Support Agreement]

Annex A-95

Annex A

Form of Joinder Agreement

This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Acquiror Support Agreement, dated as of October [_], 2024 (as amended, supplemented or otherwise modified from time to time, the “Support Agreement”), by and among Mark Hanchett, Annie Pratt, Nxu, Inc., a Delaware corporation, and Verde Bioresins, Inc., a Delaware corporation. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Support Agreement.

The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to, and a “Stockholder” under, the Support Agreement as of the date hereof and shall have all of the rights and obligations of the Stockholders as if it had executed the Support Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Support Agreement.

IN WITNESS WHEREOF, the undersigned has duly executed this Joinder Agreement as of the date written below.

Name:
By:
Title:
Date:

Notice Address:

Annex A-96

Exhibit C
Form of Registration Rights Agreement

Annex A-97

REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of October [•], 2024, is made and entered into by and among [Verde Bioresins, Corp (f/k/a NXU, Inc.)], a Delaware corporation (the “Company”) and the undersigned parties listed under Holder on the signature page hereto (each such party, and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 or Section 5.11 of this Agreement, a “Holder” and collectively the “Holders”). Except as otherwise stated, capitalized terms used but not otherwise defined herein shall have the meanings provided in the Merger Agreement (as defined below).

RECITALS

WHEREAS, pursuant to the Merger Agreement, dated as of October [•], 2024 (the “Merger Agreement”), by and among the Company, Nxu Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub I”), Nxu Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (“Merger Sub II”), and Verde Bioresins, Inc., a Delaware corporation (“Verde”), Verde will become a wholly-owned subsidiary of the Company (the “Merger”);

WHEREAS, after the closing of the Merger (the “Closing”), the Holders will own shares of Common Stock, par value $0.0001 per share, of the Company (the “Common Stock”); and

WHEREAS, the Company and the Holders desire to enter into this Registration Rights Agreement in order to provide the Holders certain registration rights with respect to the Registrable Securities (as defined below) on the terms set forth herein.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1         Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Additional Holder” shall have the meaning given in Section 5.11.

“Additional Holder Common Stock” shall have the meaning given in Section 5.11.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or Chief Financial Officer of the Company, after consultation with counsel to the Company, (a) would be required to be made in (i) any Registration Statement in order for the applicable Registration Statement not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) any Prospectus in order for the applicable Prospectus not to include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, and (c) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble.

“Block Trade” shall have the meaning given to it in subsection 2.4.1.

“Board” shall mean the board of directors of the Company.

“Closing” shall have the meaning given in the Recitals hereto.

“Commission” shall mean the Securities and Exchange Commission.

“Common Stock” shall have the meaning given in the Recitals hereto.

“Company” shall have the meaning given in the Preamble.

Annex A-98

“Demanding Holder” shall have the meaning given in subsection 2.1.5.

“Effectiveness Period” shall have the meaning given in subsection 3.1.1 of this Agreement.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Existing Holders” shall have the meaning given in the Recitals hereto.

“Financial Counterparty” shall have the meaning given in subsection 2.4.1 of this Agreement.

“Holder Indemnified Persons” shall have the meaning given in subsection 4.1.1 of this Agreement.

“Holder Information” shall have the meaning given in subsection 4.1.2.

“Holders” shall have the meaning given in the Preamble.

“Joinder” shall have the meaning given in Section 5.11.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.6 of this Agreement.

“Merger” has the meaning given in the Recitals hereto.

“Merger Sub” shall have the meaning given in the Recitals hereto.

“Minimum Underwritten Offering Threshold” shall have the meaning given in subsection 2.1.5.

“Misstatement” shall mean, in the case of a Registration Statement, an untrue statement of a material fact or an omission to state a material fact required to be stated therein, or necessary to make the statements therein not misleading, and in the case of a Prospectus, an untrue statement of a material fact or an omission to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

“Other Coordinated Offering” shall have the meaning given to it in subsection 2.4.1.

“Permitted Transferees” shall mean any person or entity to whom a Holder is permitted to transfer Registrable Securities.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1 of this Agreement.

“Pro Rata” shall have the meaning given in subsection 2.1.6 of this Agreement.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Securities” shall mean (a) any outstanding shares of Common Stock or any other equity security (including the shares of Common Stock issued or issuable upon the exercise of any other equity security) of the Company held by a Holder as of the date of this Agreement, (b) any Additional Holder Common Stock, (c) any shares of the Company issued or to be issued to any Holders in connection with the Merger and (d) any other equity security of the Company issued or issuable with respect to any such shares of Common Stock by way of a share capitalization or share sub-division or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; or (D) such securities may be sold without registration pursuant to Rule 144 and Rule 145 (as applicable) promulgated under the Securities Act (or any successor rule promulgated

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thereafter by the Commission) (but with no current public information requirement or volume, manner of sale or other restrictions or limitations) with respect to securities that were at no time held by any Affiliate or the Company), as reasonably determined by the Company, upon the advice of counsel to the Company.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and any such registration statement having been declared effective by, or become effective pursuant to the rules promulgated by, the Commission.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

a.           all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc. and any national securities exchange on which the shares of Common Stock is then listed);

b.           fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

c.           reasonable printing, messenger, telephone and delivery expenses;

d.           reasonable fees and disbursements of counsel for the Company;

e.           reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration or Underwritten Offering;

f.            the fees and expenses incurred in connection with the listing of any Registrable Securities on each national securities exchange on which the shares of Common Stock is then listed; and

g.           the fees and expenses incurred by the Company in connection with any Underwritten Offerings or other offering involving an Underwriter.

“Registration Statement” shall mean any registration statement under the Securities Act that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.1.5 of this Agreement.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf Registration” shall have the meaning given in subsection 2.1.1 of this Agreement.

“Subsequent Shelf Registration Statement” shall have the meaning given in subsection 2.1.3.

“Transfer” shall mean the (a) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal or as broker, placement agent or sales agent pursuant to a Registration and not as part of such dealer’s market-making activities.

“Underwritten Demand” shall have the meaning given in subsection 2.1.5 of this Agreement.

“Underwritten Offering” or “Underwritten Registration” shall mean a Registration in which shares of Common Stock of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public. For the avoidance of doubt, the terms “Underwritten Offering” and “Underwritten Registration” do not include firm commitment underwritten offerings of convertible debt securities.

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“Verde Holders” shall mean the parties listed under Verde Holders on Schedule A hereto.

“Withdrawal Notice” shall have the meaning given in subsection 2.1.7.

ARTICLE II
REGISTRATIONS

2.1         Registration.

2.1.1        Shelf Registration. The Company agrees that, within forty-five (45) calendar days after the consummation of the Merger, the Company will use its commercially reasonable efforts to file with the Commission (at the Company’s sole cost and expense) a Registration Statement registering the resale or other disposition of the Registrable Securities (a “Shelf Registration”), which Shelf Registration may include shares of Common Stock that may be issuable upon exercise of outstanding warrants, or shares of Common Stock issued or issuable in respect of securities that may have been purchased in any private placement that was consummated at or prior to the Effective Time. Such Shelf Registration shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available (the “Plan of Distribution”) to, and requested by, any Holder named therein.

2.1.2        Effective Registration. The Company shall use its commercially reasonable efforts to cause such Registration Statement to be declared effective by the Commission as soon as reasonably practicable after the initial filing of the Registration Statement. Subject to the limitations contained in this Agreement, the Company shall effect any Shelf Registration on such appropriate registration form of the Commission (a) as shall be selected by the Company and (b) as shall permit the resale or other disposition of the Registrable Securities by the Holders. The Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 90th calendar day (or 120th calendar day if the Commission notifies the Company that it will “review” the Registration Statement) following the Effective Time and (ii) the 10th business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review (such earlier date, the “Effective Date”). If at any time a Registration Statement filed with the Commission pursuant to subsection 2.1.1 is effective and a Holder provides written notice to the Company that it intends to effect an offering of all or part of the Registrable Securities included on such Registration Statement, the Company will use its commercially reasonable efforts to amend or supplement such Registration Statement as may be necessary in order to enable such offering to take place in accordance with the terms of this Agreement.

2.1.3        Subsequent Shelf Registration. If any Registration Statement ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Registration Statement to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Registration Statement), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Registration Statement in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Registration Statement or file an additional Registration Statement as a Shelf Registration (a “Subsequent Shelf Registration Statement”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing), and pursuant to the Plan of Distribution, and requested by, any Holder named therein. If a Subsequent Shelf Registration Statement is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration Statement to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration Statement shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date), but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the Commission notifies the Company that it will “review” the Subsequent Shelf Registration Statement) following the date on which the Subsequent Shelf Registration Statement is filed and (ii) keep such Subsequent Shelf Registration Statement continuously effective, available for use to permit the Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities outstanding. Any such Subsequent Shelf Registration Statement shall

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be a Registration Statement on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration Statement shall be on another appropriate form. The Company’s obligation under this subsection 2.1.3, shall, for the avoidance of doubt, be subject to Section 3.4.

2.1.4        Additional Registrable Securities. Subject to Section 3.4, in the event that any Holder holds Registrable Securities that are not or that are unable to be registered for resale on a delayed or continuous basis, the Company, upon written request of a Holder, shall promptly use its commercially reasonable efforts to cause the resale of such Registrable Securities to be covered, at the Company’s option, by any then available Registration Statement (including by means of a post-effective amendment) or by filing a Subsequent Shelf Registration Statement and cause the same to become effective as soon as practicable after such filing, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the Commission notifies the Company that it will “review” the Subsequent Shelf Registration Statement) following the date on which the Subsequent Shelf Registration Statement is filed, and such Registration Statement or Subsequent Shelf Registration Statement shall be subject to the terms hereof; provided, however, that the Company shall only be required to cause such Registrable Securities to be so covered twice per calendar year for the Holders.

2.1.5        Underwritten Offering. Subject to the provisions of subsection 2.1.6 and Section 2.5 of this Agreement, a Holder or group of Holders (a Holder or group of Holders being in such case, a “Demanding Holder”) may make a written demand for an Underwritten Offering pursuant to a Registration Statement filed with the Commission in accordance with subsection 2.1.1 of this Agreement (an “Underwritten Demand”); provided, that the Company shall only be obligated to effect an Underwritten Offering if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $25.0 million (the “Minimum Underwritten Offering Threshold”). The Demanding Holder shall have the responsibility to engage an underwriter(s) (which shall consist of one (1) or more reputable nationally or regionally recognized investment banks); provided that such selection shall be subject to the consent of the Company. The Company shall have no responsibility for engaging any underwriter(s) for an Underwritten Offering. The Company shall, within five (5) business days of the Company’s receipt of the Underwritten Demand, notify, in writing, all other Holders of such demand, and each Holder who thereafter requests to include all or a portion of such Holder’s Registrable Securities in such Underwritten Offering pursuant to such Underwritten Demand (each such Holder, a “Requesting Holder”) shall so notify the Company, in writing, within two (2) business days (one (1) business day if such offering is an overnight or bought Underwritten Offering) after the receipt by such Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s), such Requesting Holder(s) shall be entitled to have their Registrable Securities included in such Underwritten Offering pursuant to such Underwritten Demand. In such event, the right of any Holder or Requesting Holder to registration pursuant to this subsection 2.1.5, shall be conditioned upon such Holder’s or Requesting Holder’s participation in such underwriting and the inclusion of such Holder’s or Requesting Holder’s Registrable Securities in the underwriting to the extent provided herein. All such Holders or Requesting Holders proposing to distribute their Registrable Securities through such Underwritten Offering under this subsection 2.1.5 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Demanding Holders initiating such Underwritten Offering. Notwithstanding the foregoing, the Company is not obligated to effect more than an aggregate of five (5) Underwritten Offerings demanded by the Verde Holders pursuant to this subsection 2.1.5 and is not obligated to effect an Underwritten Offering pursuant to this subsection 2.1.5 within one hundred and eight (180) days after the closing of an Underwritten Offering.

2.1.6        Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Offering, pursuant to an Underwritten Demand, in good faith, advises or advise the Company, the Demanding Holders, the Requesting Holders and other persons or entities holding Registrable Securities or other equity securities of the Company that were requested to be included in such Underwritten Offering, taken together with all other shares of Common Stock or other securities which the Company desires to sell and the shares of Common Stock or other securities, if any, as to which registration has been requested pursuant to written contractual piggyback registration rights held by other equity holders of the Company who desire to sell (if any) that the dollar amount or number of Registrable Securities or other equity securities of the Company requested to be included in such Underwritten Offering exceeds the maximum dollar amount or maximum number of equity securities of the Company that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders (pro rata

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based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Offering, regardless of the number of shares held by each such person and the aggregate number of Registrable Securities that the Demanding Holders have requested be included in such Underwritten Offering (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of the Requesting Holders, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Common Stock or other equity securities of the Company that the Company desires to sell and that can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the shares of Common Stock or other equity securities of the Company held by other persons or entities that the Company is obligated to include pursuant to separate written contractual arrangements with such persons or entities and that can be sold without exceeding the Maximum Number of Securities.

2.1.7        Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Offering, a majority-in-interest of the Demanding Holders initiating an Underwritten Offering shall have the right to withdraw from such Underwritten Offering for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Offering, prior to the public announcement of the Underwritten Offering by the Company; provided that a Holder may elect to have the Company continue an Underwritten Offering if the Minimum Underwritten Offering Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Offering the Holders or any of their respective Permitted Transferees, as applicable. If withdrawn, a demand for an Underwritten Offering shall constitute a demand for an Underwritten Offering by the withdrawing Demanding Holder for purposes of subsection 2.1.6, unless either (i) such Demanding Holder has not previously withdrawn any Underwritten Offering or (ii) such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Offering (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Offering); provided that, if a Holder elects to continue an Underwritten Offering pursuant to the proviso in the immediately preceding sentence, such Underwritten Offering shall instead count as an Underwritten Offering demanded by the such Holder for purposes of subsection 2.1.6. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Offering prior to its withdrawal under this subsection 2.1.7, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this subsection 2.1.7.

2.2         Piggyback Registration.

2.2.1        Piggyback Rights. Subject to the provisions of subsection 2.2.2 and Section 2.5 hereof, if, at any time on or after the date the Company consummates the Merger, the Company proposes to consummate an Underwritten Offering for its own account or for the account of stockholders of the Company other than holders of any securities subject to that certain Registration Rights Agreement, dated as of November 3, 2022, by and among the Company and certain institutional investors party thereto, as amended on January 5, 2023 (the “Existing Registration Rights Agreement”), then the Company shall give written notice of such proposed action to all of the Holders as soon as practicable, which notice shall (i) describe the amount and type of securities to be included, the intended method(s) of distribution and the name of the proposed managing Underwriter or Underwriters, if any, and (ii) offer to all of the Holders the opportunity to include such number of Registrable Securities as such Holders may request in writing within two (2) business days (unless such offering is an overnight or bought Underwritten Offering, then one (1) business day), in each case after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Piggyback Registration and to permit the resale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to include Registrable Securities in an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

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2.2.2        Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of equity securities of the Company that the Company desires to sell, taken together with (i) the shares of equity securities of the Company, if any, as to which the Underwritten Offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which a Piggyback Registration has been requested pursuant to Section 2.2 of this Agreement and (iii) the shares of equity securities of the Company, if any, as to which inclusion in the Underwritten Offering has been requested pursuant to separate written contractual piggyback registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(a)               If the Underwritten Offering is undertaken for the Company’s account, the Company shall include in any such Underwritten Offering (A) first, the shares of Common Stock or other equity securities of the Company that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders requesting a Piggyback Registration pursuant to subsection 2.2.1 of this Agreement, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities of the Company, if any, as to which inclusion in the Underwritten Offering has been requested pursuant to written contractual piggyback registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;

(b)               If the Underwritten Offering is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Underwritten Offering (A) first, the shares of Common Stock or other equity securities of the Company, if any, of such requesting persons or entities, other than the Holders, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders requesting a Piggyback Registration pursuant to subsection 2.2.1 of this Agreement, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities of the Company that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B), and (C), the shares of Common Stock or other equity securities of the Company for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities; or

(c)               If the Underwritten Offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities in the priority set forth in subsection 2.1.6.

2.2.3        Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Offering, and related obligations, shall be governed by subsection 2.1.7) shall have the right to withdraw from a Piggyback Registration upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing the Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3. The Company (whether on its own good faith determination or as a result of a withdrawal by persons making a demand pursuant to written contractual obligations) may withdraw an Underwritten Offering undertaken for the Company’s account at any time prior to the effectiveness of such Registration Statement.

2.2.4        Unlimited Piggyback Registration Rights. For purposes of clarity, subject to subsection 2.1.7, any Piggyback Registration or Underwritten Offering effected pursuant to Section 2.2 of this Agreement shall not be counted as an Underwritten Offering pursuant to an Underwritten Demand effected under Section 2.1 of this Agreement.

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2.3         Market Stand-off. In connection with any Underwritten Offering of equity securities of the Company (other than a Block Trade or Other Coordinated Offering), if requested by the managing Underwriters, each Holder of Registrable Securities in excess of five percent (5%) of the outstanding Common Stock that participates and sells Registrable Securities in such Underwritten Offering (and for which it is customary for such a Holder to agree to a lock-up) agrees that it shall not Transfer any shares of Common Stock or other equity securities of the Company (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the ninety (90)-day period (or such shorter time agreed to by the managing Underwriters) beginning on the date of pricing of such offering, except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent. Each such Holder that participates and sells Registrable Securities in such Underwritten Offering agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders that execute a lock-up agreement).

2.4         Block Trades and Other Coordinated Offerings.

2.4.1        Notwithstanding any other provision of this Article II, but subject to Section 3.4, at any time and from time to time when an effective Registration Statement is on file with the Commission, if a Demanding Holder wishes to engage in (a) an underwritten registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”) or (b) an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal, (an “Other Coordinated Offering”), in each case, with a total offering price reasonably expected to exceed, in the aggregate, either (x) $25 million or (y) all remaining Registrable Securities held by the Demanding Holder, then if such Demanding Holder requires any assistance from the Company pursuant to this Section 2.4, such Holder shall notify the Company of the Block Trade or Other Coordinated Offering at least five (5) business days prior to the day such offering is to commence and the Company shall as expeditiously as possible use its commercially reasonable efforts to facilitate such Block Trade or Other Coordinated Offering; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade or Other Coordinated Offering shall use commercially reasonable efforts to work with the Company and any Underwriters or brokers, sales agents or placement agents (each, a “Financial Counterparty”) (including by disclosing the maximum number of Registrable Securities proposed to be the subject of such Block Trade or Other Coordinated Offering) prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Block Trade or Other Coordinated Offering.

2.4.2        Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade or Other Coordinated Offering, a majority-in interest of the Demanding Holders initiating such Block Trade or Other Coordinated Offering shall have the right to submit a Withdrawal Notice to the Company, the Underwriter or Underwriters (if any) and Financial Counterparty (if any) of their intention to withdraw from such Block Trade or Other Coordinated Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade or Other Coordinated Offering prior to its withdrawal under this subsection 2.4.2.

2.4.3        Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade or Other Coordinated Offering initiated by a Demanding Holder pursuant to Section 2.4 of this Agreement.

2.4.4        The Demanding Holder in a Block Trade or Other Coordinated Offering shall have the right to select the Underwriters and Financial Counterparty (if any) for such Block Trade or Other Coordinated Offering (in each case, which shall consist of one or more reputable nationally recognized investment banks).

2.4.5        A Holder in the aggregate may demand no more than two (2) Block Trades or Other Coordinated Offerings pursuant to this Section 2.4 in any twelve (12) month period. For the avoidance of doubt, any Block Trade or Other Coordinated Offering effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Offering pursuant to subsection 2.1.5 hereof.

2.5         Restrictions on Registration Rights. If (a) the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; (b) in the good faith judgment of the Board such Underwritten Offering would be detrimental to the Company and the Board concludes as a result that it is necessary or appropriate to defer the undertaking of such Underwritten Offering at such time (including, without limitation, because such Underwritten Offering would be detrimental to

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another transaction that the Company is contemplating at that time or because such Underwritten Offering would require disclosure of information that the Company would not otherwise be required to disclose at such time but for such Underwritten Offering) or (c) the Underwritten Offering would require inclusion in the Registration Statement or any prospectus of financial statements that are then unavailable to the Company, then in each case, as applicable, the Company shall furnish to such Holders a certificate signed by the Chairman of the Board stating the applicable reason(s) set forth in clauses (a) through (c) above underlying the Company’s decision to defer the undertaking of such Underwritten Offering. In such event, the Company shall have the right to defer such offering for a period of not more than seventy-five (75) days; provided, however, that the Company shall not defer its obligations in this manner more than twice, or for more than one hundred and twenty (120) days in the aggregate, in any twelve (12) month period.

2.6         Holder Right to Withdraw from Registration Statement Under Certain Circumstances. In no event shall any Holder be identified as a statutory underwriter in any Registration Statement without its prior written consent; provided, that if the Securities and Exchange Commission requires that a Holder be identified as a statutory underwriter in a Registration Statement, such Holder will have the option, in its sole and absolute discretion, to either (i) have the opportunity to withdraw from such Registration Statement upon its prompt written request to the Company or (ii) be included as such in the Registration Statement.

ARTICLE III
COMPANY PROCEDURES

3.1         General Procedures. In connection with effecting any Underwritten Offering, Block Trade, and/or Other Coordinated Offering, subject to applicable law and any regulations promulgated by any securities exchange on which the Company’s equity securities are then listed, each as interpreted by the Company with the advice of its counsel, the Company shall use its commercially reasonable efforts to effect such Registration or Underwritten Offering to permit the resale or other disposition of such Registrable Securities in accordance with the intended plan of distribution thereof (and including all manners of distribution in such Registration Statement as Holders may reasonably request in connection with the filing of such Registration Statement and as permitted by law, including distribution of Registrable Securities to a Holder’s members, security holders or partners), and pursuant thereto the Company shall, as expeditiously as possible and to the extent applicable:

3.1.1        prepare and file with the Commission after the consummation of the Merger a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective in accordance with Section 2.1, including filing a replacement Registration Statement, if necessary, and remain effective until all Registrable Securities covered by such Registration Statement have been sold or are no longer outstanding (such period, the “Effectiveness Period”);

3.1.2        prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, (a) as may be reasonably requested by any Holder that holds at least five-percent (5%) of the Registrable Securities registered on such Registration Statement or any Underwriter, or (b) as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the plan of distribution provided by the Holders and as set forth in such Registration Statement or supplement to the Prospectus or are no longer outstanding;

3.1.3        prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration or Underwritten Offering, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus (including each preliminary Prospectus) and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or Underwritten Offering or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided that the Company will not have any obligation to provide any document pursuant to this subsection 3.1.3 that is available on the Commission’s EDGAR system;

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3.1.4        prior to any Underwritten Offering of Registrable Securities, use its commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5        cause all such Registrable Securities to be listed on each national securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6        provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement or Underwritten Offering;

3.1.7        advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8        during the Effectiveness Period, furnish a conformed copy of each filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, promptly after such filing of such documents with the Commission to each seller of such Registrable Securities or its counsel; provided that the Company will not have any obligation to provide any document pursuant to this subsection 3.1.8 that is available on the Commission’s EDGAR system;

3.1.9        notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 of this Agreement;

3.1.10      in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering, or sale by a Financial Counterparty pursuant to such Registration, permit a representative of the Holders (such representative to be selected by a majority of the Holders), the Underwriters, or other financial institutions facilitating such Underwritten Offering, Block Trade, Other Coordinated Offering or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement or the Prospectus, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives or Underwriters or financial institutions agree to confidentiality arrangements in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11      obtain a comfort letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade or sale by a Financial Counterparty pursuant to such Registration (subject to such Financial Counterparty providing such certifications and/or representations reasonably requested by the Company’s independent registered public accountants and the Company’s counsel), in customary form and covering such matters of the type customarily covered by comfort letters as the managing Underwriter or other similar type of sales agent or placement agent may reasonably request;

3.1.12      in the event of an Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by an Underwriter pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion and negative assurance letter, dated such date, of counsel representing

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the Company for the purposes of such Registration, addressed to the participating Underwriter covering such legal matters with respect to the Registration in respect of which such opinion and negative assurance letter is being given as the participating Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to such participating Underwriter;

3.1.13      in the event of an Underwritten Offering or a Block Trade, or an Other Coordinated Offering or sale by an Underwriter pursuant to such Registration to which the Company has consented, to the extent reasonably requested by such Underwriter in order to engage in such offering, allow the Underwriter to conduct customary “underwriter’s due diligence” with respect to the Company;

3.1.14      in the event of any Underwritten Offering, a Block Trade, an Other Coordinated Offering or sale by a Financial Counterparty pursuant to such Registration, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter or the Financial Counterparty of such offering or sale;

3.1.15      make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.16      with respect to an Underwritten Offering pursuant to subsection 2.1.5 use its commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.17      otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration. Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter or Financial Counterparty if such Underwriter or Financial Counterparty has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter or Financial Counterparty, as applicable.

3.2         Registration Expenses. The Registration Expenses in respect of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders, in each case pro rata based on the number of Registrable Securities that such Holders have sold in such Registration.

3.3         Requirements for Participation in Underwritten Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information within a reasonable amount of time after such request (and a minimum of five (5) business days), the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No person or entity may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person or entity (i) agrees to sell such person’s or entity’s securities on the basis provided in any underwriting arrangements approved by the Company in the case of an Underwritten Offering initiated by the Company, and approved by the Demanding Holders in the case of an Underwritten Offering initiated by the Demanding Holders and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements. Subject to the minimum thresholds set forth in Section 2.1.5 and 2.4, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration. The Company will use its commercially reasonable efforts to ensure that the underwriting agreement related to such Registration shall provide that any liability of a Holder to any Underwriter or other person pursuant to such underwriting agreement shall be limited to liability (i) arising from a breach of such Holder’s representations and warranties thereto, (ii) will be several, and not joint and several, and (iii) will be limited to the net proceeds (after deducting discounts and commission, but not expenses) received by such Holder from the sale of such Holder’s Registrable Securities pursuant to such underwriting agreement.

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3.4         Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1        Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains or includes a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Registration Statement or Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until he, she or it is advised in writing by the Company that the use of the Registration Statement or Prospectus may be resumed.

3.4.2        Subject to subsection 3.4.4, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration or Underwritten Offering at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the majority of the Board, be detrimental to the Company and the majority of the Board concludes as a result that it is necessary or appropriate to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. Notwithstanding the foregoing, the Company may delay or suspend continued use of a Registration Statement or Prospectus in respect of a Registration or Underwritten Offering in order to file and make effective a post-effective amendment to such Registration Statement in connection with the filing of the Company’s Annual Report on Form 10-K, and such suspension shall not be subject to the provisions of subsection 3.4.4. In the event the Company exercises its rights under the preceding sentences in this Section 3.4, the Holders agree to suspend, immediately upon their receipt of the notices referred to in this Section 3.4, their use of the Registration Statement or Prospectus in connection with any resale or other disposition of Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

3.4.3        Subject to subsection 3.4.4, (a) during the period starting with the date thirty (30) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date sixty (60) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all reasonable efforts to maintain the effectiveness of the applicable Registration Statement, or (b) if, pursuant to subsection 2.1.5, Holders have requested an Underwritten Offering and the Company and Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to subsection 2.1.5 or Section 2.4.

3.4.4        The right to delay or suspend any filing, initial effectiveness or continued use of a Registration Statement pursuant to subsection 3.4.2 or a registered offering pursuant to subsection 3.4.3 shall be exercised by the Company on not more than two (2) occasions and, in the aggregate, for not more than sixty (60) consecutive calendar days or more than one hundred-twenty (120) total calendar days in each case, during any twelve (12)-month period.

3.5         Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to resell or otherwise dispose of shares of Registrable Securities held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any customary legal opinions, to the extent such rule is available. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION

4.1         Indemnification.

4.1.1        The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors, employees, advisors, agents, representatives, members and each person who controls such Holder (within the meaning of the Securities Act) (collectively, the “Holder Indemnified Persons”) against all losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees and inclusive of all reasonable

Annex A-109

attorneys’ fees arising out of the enforcement of each such persons’ rights under this Section 4.1) as incurred arising out of or resulting from any Misstatement or alleged Misstatement, except insofar as the same are caused by or contained or included in any information furnished in writing to the Company by or on behalf of such Holder Indemnified Person specifically for use therein.

4.1.2        In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify and hold harmless the Company, its officers, directors, employees, advisors, agents, representatives and each person who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees and inclusive of all reasonable attorneys’ fees arising out of the enforcement of each such persons’ rights under this Section 4.1) resulting from any Misstatement or alleged Misstatement, but only to the extent that the same are made in reliance on and in conformity with information relating to the Holder so furnished in writing to the Company by or on behalf of such Holder specifically for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and in no event shall the liability of any selling Holder hereunder be greater in amount than the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement giving rise to such indemnification obligation.

4.1.3        Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim or there may be reasonable defenses available to the indemnified party that are different from or additional to those available to the indemnifying party, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (in addition to any necessary local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, not to be unreasonably withheld or delayed, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4        The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, advisor, agent, representative, member or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5        If the indemnification provided under Section 4.1 of this Agreement is held by a court of competent jurisdiction to be unavailable to an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall to the extent permitted by law contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by a court of law by reference to, among other things, whether the Misstatement or alleged Misstatement relates to information supplied by such indemnifying party or such indemnified party and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering

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giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 of this Agreement, any reasonable legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V
MISCELLANEOUS

5.1         Notices. Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service or sent by overnight mail via a reputable overnight carrier, in each case providing evidence of delivery or (iii) transmission by facsimile or email. Each notice or communication that is mailed, delivered or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third (3rd) business day following the date on which it is mailed, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation, and in the case of notices delivered by facsimile or email, at such time as it is successfully transmitted to the addressee. Any notice or communication under this Agreement must be addressed, if to the Company, to Verde Bioresins, Inc., 1431 Orangethorpe Ave, Fullerton, CA 92833, Attention: Brian Gordon, Email: brian@verdebioresins.com, or if to any Holder, to the address of such Holder as it appears in the applicable register for the Registrable Securities or such other address as may be designated in writing by such Holder (including on the signature pages hereto). Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.

5.2         Assignment; No Third Party Beneficiaries.

5.2.1        This Agreement and the rights, duties and obligations of the Company and the Holders of Registrable Securities, as the case may be, hereunder may not be assigned or delegated by the Company or the Holders of such Registrable Securities, as the case may be, in whole or in part, except in connection with a Transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound by the restrictions set forth in this Agreement.

5.2.2        This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors.

5.2.3        This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 of this Agreement.

5.2.4        No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 of this Agreement and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3         Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4         Adjustments. If there are any changes in the Common Stock as a result of share split, share dividend, combination or reclassification, or through merger, consolidation, recapitalization or other similar event, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights, privileges, duties and obligations under this Agreement shall continue with respect to the Common Stock as so changed.

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5.5         Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION.

5.6         Trial by Jury. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

5.7         Amendments and Modifications. Upon the written consent of (i) the Company and (ii) the Holders of at least a majority in interest of the Registrable Securities held by the Holders at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects any Holder, solely in his, her or its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of each such Holder so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

5.8         Other Registration Rights. The Company represents and warrants that, except for the Existing Registration Rights Agreement, no person has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or other agreement with similar terms and conditions entered into by and among the parties to this Agreement, and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.9         Term. This Agreement shall terminate upon the earlier of (i) the tenth (10th) anniversary of the date of this Agreement and (ii) with respect to any Holder, the date as of which such Holder ceases to hold any Registrable Securities. The provisions of Article IV shall survive any termination.

5.10       Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

5.11       Additional Holders; Joinder. In addition to persons or entities who may become Holders pursuant to Section 5.2 hereof, subject to the prior written consent of each Holder (in each case, so long as such Holder and its affiliates hold, in the aggregate, at least five percent (5%) of the outstanding shares of Common Stock of the Company), the Company may make any person or entity who acquires Common Stock or rights to acquire Common Stock after the date hereof a party to this Agreement (each such person or entity, an “Additional Holder”) by obtaining an executed joinder to this Agreement from such Additional Holder in the form of Exhibit A attached hereto (a “Joinder”). Such Joinder shall specify the rights and obligations of the applicable Additional Holder under this Agreement. Upon the execution and delivery and subject to the terms of a Joinder by such Additional Holder, the Common Stock of the Company then owned, or underlying any rights then owned, by such Additional Holder (the “Additional Holder Common Stock”) shall be Registrable Securities to the extent provided herein and therein and such Additional Holder shall be a Holder under this Agreement with respect to such Additional Holder Common Stock.

5.12       Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent

Annex A-112

jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

5.13       Entire Agreement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

[Signature pages follow.]

Annex A-113

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:
[Verde Bioresins, Corp.,]
a Delaware corporation
By:
Name:	Brian Gordon
Title:	President

[Signature Page to Registration Rights Agreement]

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HOLDER:
[•]
By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

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SCHEDULE A

Verde Holders:

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EXHIBIT A
REGISTRATION RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Registration Rights Agreement, dated as of October [•], 2024 (as the same may hereafter be amended, the “Registration Rights Agreement”), among [Verde Bioresins, Corp] (f/k/a NXU, Inc.), a Delaware corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s shares of Common Stock shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein; provided, however, that the undersigned and its permitted assigns (if any) shall not have any rights as Holders, and the undersigned’s (and its transferees’) shares of Common Stock shall not be included as Registrable Securities, for purposes of the Excluded Sections.

For purposes of this Joinder, “Excluded Sections” shall mean __________.

Accordingly, the undersigned has executed and delivered this Joinder as of the _________ day of _______.

Signature of Stockholder

Print Name of Stockholder
Its:
Address:

Agreed and Accepted as of
_______, 20__

Verde Bioresins, Inc.

By:
Name:
Its:

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Exhibit D

Form of Company Lock-Up Agreement

Annex A-118

COMPANY LOCK-UP AGREEMENT

THIS COMPANY LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of October [•], 2024 between [•], a [•] (the “Stockholder”) and [Verde Bioresins, Corp.], a Delaware corporation (the “Company”). The Stockholder and the Company are sometimes referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, the Company, Verde Bioresins, Inc., a Delaware corporation (“Verde”), Nxu Merger Sub, Inc., a Delaware corporation and Nxu Merger Sub, LLC, a Delaware limited liability company, entered into that certain Agreement and Plan of Merger, dated as of October 23, 2024 (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”);

WHEREAS, the Merger Agreement contemplates that the Stockholder will receive a number of shares of Acquiror Common Stock at Closing (such shares, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, the “Lock-Up Shares”); and

WHEREAS, the Merger Agreement contemplates that the Parties will enter into this Agreement, pursuant to which the Lock-Up Shares shall become subject to limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the Parties hereby agree as follows:

1.    For purposes of this Agreement:

a.        the term “Closing” has the meaning given to it in the Merger Agreement;

b.        the term “Initial Lock-Up Period” means the period beginning on the Closing Date and ending 180 days thereafter;

c.        the term “Lock-Up Period” means, jointly, the Initial Lock-Up Period and the Second Lock-Up Period;

d.        the term “Permitted Transferees” means any Person to whom the Stockholder is permitted to transfer Lock-Up Shares prior to the expiration of the Lock-Up Period pursuant to Section 2(a);

e.        the term “Second Lock-Up Period” means the twenty-four (24) month period following the Initial Lock-Up Period; and

f.        the term “Transfer” shall mean the (A) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any security, (B) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (C) public announcement of any intention to effect any transaction specified in clause (A) or (B).

2.    Lock-Up Provisions.

a.        Notwithstanding the provisions set forth in Section 2(b) and Section 2(c), below, the Stockholder or its Permitted Transferees may Transfer the Lock-Up Shares:

i.       during the Lock-Up Period (i) to its officers or directors, (ii) to any Affiliates of the Stockholder; (iii) in respect of (i) or (ii), in the case of an individual, by bona fide gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is the Stockholder, a member of such individual’s immediate family, an Affiliate of such individual or to a charitable organization; (iv) in respect of (i), (ii) or (iii), in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; or (v) in the case an individual, pursuant to a domestic order or a negotiated divorce settlement, in each case, subject to any such transferee signing a joinder hereto agreeing to be bound by all provisions hereof to the same extent as the Stockholder; and

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ii.     following such time that the Company completes any liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all stockholders of the Surviving Corporation having the right to exchange their shares for cash, securities or other property.

b.        The Stockholder hereby agrees that, during the Initial Lock-Up Period, other than as permitted in Section 2(a) hereof, it shall not, and shall cause any of its Permitted Transferees not to, Transfer any Lock-Up Shares.

c.        The Stockholder hereby agrees that, during the Second Lock-Up Period, other than as permitted in Section 2(a) hereof, it shall not, and shall cause any of its Permitted Transferees not to, Transfer any Lock-Up Shares representing more than five percent (5%) of the aggregate Lock-Up Shares in any calendar month.

d.        If any Transfer is made or attempted contrary to the provisions of this Agreement, such Transfer shall be null and void ab initio, and the Company shall refuse to recognize any such transferee of the Lock-Up Shares as one of its equity holders for any purpose. In order to enforce this Section 2, the Company may impose stop-transfer instructions with respect to the Lock-Up Shares (and any Permitted Transferees and assigns thereof) until the end of the Lock-Up Period.

e.        During the Lock-Up Period, each certificate (if any are issued) evidencing any Lock-Up Shares shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF OCTOBER [•], 2024, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

For the avoidance of any doubt, the Stockholder shall retain all of its rights as a stockholder of the Company with respect to the Lock-Up Shares during the Lock-Up Period, including the right to vote any Lock-Up Shares.

3.    Miscellaneous.

a.        Effective Date. Section 1 of this Agreement shall become effective at the Effective Time.

b.        Termination of the Merger Agreement. Notwithstanding anything to the contrary contained herein, in the event that the Merger Agreement is terminated in accordance with its terms prior to the Effective Time, this Agreement and all rights and obligations of the Parties hereunder shall automatically terminate and be of no further force or effect.

c.        Notices. All notices, consents, waivers and other communications under this Agreement must be in writing and will be deemed to have been duly given (a) if personally delivered, on the date of delivery; (b) if delivered by express courier service of national standing for next day delivery (with charges prepaid), on the Business Day (as defined in the Merger Agreement) following the date of delivery to such courier service; (c) if delivered by electronic mail, on the date of transmission if on a Business Day before 5:00 p.m. local time of the business address of the recipient party (otherwise on the next succeeding Business Day); and (d) if deposited in the United States mail, first-class postage prepaid, on the date of delivery, in each case to the appropriate addresses or electronic mail addresses set forth below (or to such other addresses or electronic mail addresses as a party may designate by notice to the other parties in accordance with this Section 3(c)):

If to Company, to: [•]

With a copy to (which shall not constitute notice): Wilmer Cutler Pickering Hale and Dorr LLP
2600 El Camino Real, Suite 400
Palo Alto, CA 94306
Attn: Daniel Zimmermann
E-mail: Daniel.Zimmermann@wilmerhale.com

If to the Stockholder, to: [•]	With a copy to (which shall not constitute notice): [•]

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d.        Incorporation by Reference. Sections 1.02 (Construction) 11.03 (Assignment), 11.06 (Governing Law), 11.07 (Captions; Counterparts), 11.09 (Entire Agreement), 11.10 (Amendments), 11.11 (Severability), 11.12 (Jurisdiction; Waiver of Trial by Jury) and 11.13 (Enforcement) of the Merger Agreement are incorporated herein by reference and shall apply to this Agreement mutatis mutandis.

e.        Representations and Warranties. Each of the parties hereto, by their respective execution and delivery of this Agreement, hereby represents and warrants to the other that (i) such party has the full right, capacity and authority to enter into, deliver and perform its respective obligations under this Agreement, (ii) this Agreement has been duly executed and delivered by such party and is a binding and enforceable obligation of such party and, enforceable against such party in accordance with the terms of this Agreement, and (iii) the execution, delivery and performance of such party’s obligations under this Agreement will not conflict with or breach the terms of any other agreement, contract, commitment or understanding to which such party is a party or to which the assets or securities of such party are bound. The Stockholder has independently evaluated the merits of his/her/its decision to enter into and deliver this Agreement, and such Stockholder confirms that he/she/it has not relied on the advice of Company, Company’s legal counsel, or any other person.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

STOCKHOLDER:
[•]
By:
Name:
Title:
THE COMPANY:
[VERDE BIORESINS, CORP.]
[•]
By:
Name:
Title:

[Signature Page to Company Lock-Up Agreement]

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EXHIBIT E

Form of Amendment to Certificate of Incorporation

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RESTATED CERTIFICATE OF INCORPORATION OF

NXU, INC.

(originally incorporated on March 10, 2023, under the name Nxu, Inc.)

ARTICLE I

NAME

The name of the corporation is “Verde Bioresins, Corp.” (hereinafter called the “Corporation”).

ARTICLE II

REGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is c/o Corporation Service Company, 251 Little Falls Drive, Wilmington New Castle County, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware or any applicable successor act thereto, as the same may be amended from time to time (the “DGCL”).

ARTICLE IV

CAPITAL STOCK

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is [______] shares, consisting of (x) [_______] authorized shares of common stock (the “Common Stock”) and (y) [_____] authorized shares of preferred stock, par value $0.0001 per share (“Preferred Stock”). The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL.

Upon the effectiveness under the DGCL of the Restated Certificate of Incorporation first inserting this paragraph, each [__] shares of the Corporation’s Class A Common Stock, par value $0.0001 per share, issued and outstanding immediately prior to such effectiveness shall be reclassified and combined into one validly issued, fully paid and non-assessable share of the Corporation’s Common Stock, par value $0.0001 per share, automatically and without any further action by the Corporation or the holder thereof. No fractional shares of Common Stock shall be issued as a result of this paragraph. Until surrendered, each certificate that, immediately prior to the effectiveness of this paragraph, represented shares of Class A Common Stock shall only represent the number of whole shares of Common Stock into which the shares of Class A Common Stock formerly represented by such certificates were reclassified and combined into as a result of this paragraph. Fractional interests will be disposed of in any manner determined by the Corporation and in accordance with the DGCL.

Each share of Class B Common Stock issued and outstanding immediately before the effectiveness of the Restated Certificate of Incorporation first inserting this sentence is hereby cancelled for no consideration.

The following is a statement of the designations and the powers, preferences, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.             COMMON STOCK.

Unless otherwise indicated, references to “Sections” or “Subsections” in this Part A of this Article IV refer to sections and subsections of Part A of this Article IV.

1.           Equal Status; General. Except as otherwise provided in this Certificate of Incorporation (as amended and/or restated from time to time, including pursuant to any Preferred Stock Designation (as defined below), this “Certificate of Incorporation”) or required by applicable law, shares of Common Stock shall have the same

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rights, privileges and powers, rank equally, share ratably and be identical in all respects and as to all matters. The voting, dividend, liquidation and other rights, powers and preferences of the holders of Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock of any series as may be designated by the Board of Directors of the Corporation (the “Board”) upon any issuance of the Preferred Stock of any series.

2.           Voting. Except as otherwise required by applicable law, at all meetings of stockholders and on all matters submitted to a vote of stockholders of the Corporation generally, each holder of Common Stock, as such, shall have the right to one (1) vote per share of Common Stock held of record by such holder. Except as otherwise required by applicable law or provided in this Certificate of Incorporation, the holders of shares of Common Stock, as such, shall (a) at all times vote together as a single class on all matters (including the election of directors) submitted to a vote of the stockholders of the Corporation generally, (b) be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation, as the same may be amended and/or restated from time to time (the “Bylaws”), and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law; provided, however, that, except as otherwise required by applicable law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are exclusively entitled, either separately or together with the holders of one or more other such series of Preferred Stock, to vote thereon pursuant to this Certificate of Incorporation or applicable law. There shall be no cumulative voting.

3.           Dividend and Distribution Rights. Subject to the prior rights and preferences, if any, applicable to shares of Preferred Stock or any series thereof, the holders of shares of Common Stock shall be entitled to receive, ratably in proportion to the number of shares of Common Stock held by them, with respect to any dividends or distributions as may be declared and paid from time to time by the Board out of any assets of the Corporation legally available therefor.

4.           Distributions on Dissolution, etc. Upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Common Stock, as such, will be entitled to receive all assets of the Corporation available for distribution to its stockholders, subject to any preferential liquidation or other rights or preferences of any then outstanding shares of Preferred Stock.

5.           Definitions. For purposes of this Certificate of Incorporation:

“Person” means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization or other entity, whether domestic or foreign.

“Requisite Stockholder Consent” means the action at a meeting or by written consent (to the extent permitted under this Certificate of Incorporation) of the holders of at least two-thirds (2/3rds) of the voting power of the shares of capital stock of the Corporation that would then be entitled to vote in the election of directors at an annual meeting of stockholders.

B.          PREFERRED STOCK

Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the issue of such series adopted by the Board as hereinafter provided. Any shares of Preferred Stock that may be redeemed, purchased or acquired by the Corporation may be reissued except as otherwise provided by law.

Authority is hereby expressly granted to the Board from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designations relating thereto in accordance with the DGCL (a “Preferred Stock Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such

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resolutions, all to the full extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.

ARTICLE V
AMENDMENT OF THE CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend, alter, change, adopt or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation; provided, however, that, subject to the final sentence of this Article, notwithstanding any other provision of this Certificate of Incorporation (except the final sentence of this Article) or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of shares of any class or series of capital stock of the Corporation required by law or by this Certificate of Incorporation, the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, shall be required to amend or repeal, or adopt any provision of this Certificate of Incorporation inconsistent with Articles IV, V, VI, VII, VIII, IX, X, XI and XII; provided further, so long as any shares of Common Stock remain outstanding, the Corporation shall not, without the prior affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting as a separate class, in addition to any other vote required by applicable law or this Certificate of Incorporation, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of this Certificate of Incorporation in a manner that is inconsistent with, or that otherwise alters or changes the powers, preferences, or special rights of the shares of Common Stock so as to affect them adversely. For the avoidance of doubt, (i) nothing in the immediately preceding provisos shall limit the rights of the Board as specified in Article IV, Section B or Article VI of this Certificate of Incorporation, and (ii) notwithstanding anything in this Article V to the contrary, any amendment to a provision that contemplates a specific approval requirement by the stockholders (or any class of capital stock of the Corporation) in this Certificate of Incorporation (including the definition of Requisite Stockholder Consent) shall require the greater of (x) the specific approval requirement by the stockholders (or any class of capital stock of the Corporation) contemplated in such provision, and (y) the approval requirements contemplated by this Article V. Notwithstanding the foregoing, the Corporation hereby expressly elects to be governed by Section 242(d) of the Delaware General Corporation Law.

ARTICLE VI
AMENDMENT OF THE BYLAWS

In furtherance and not in limitation of the powers conferred upon it by the DGCL, and subject to the terms of any series of Preferred Stock, the Board shall have the power to adopt, amend, alter or repeal the Bylaws of the Corporation by the affirmative vote of a majority of the directors present at any regular or special meeting of the Board at which a quorum is present in any manner not inconsistent with the laws of the State of Delaware or this Certificate of Incorporation. The stockholders may not adopt, amend, alter or repeal the Bylaws of the Corporation, or adopt any provision inconsistent therewith, unless such action is approved, in addition to any other vote required by this Certificate of Incorporation, by the Requisite Stockholder Consent. Notwithstanding any other provisions of law, this Certificate of Incorporation or the Bylaws of the Corporation that may otherwise permit a lesser vote, but in addition to any vote of the holders of shares of any class or series of capital stock of the Corporation required by law or this Certificate of Incorporation, the affirmative vote of the Requisite Stockholder Consent shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article.

ARTICLE VII
INDEMNIFICATION AND ADVANCEMENT

(A)             The Corporation shall provide indemnification and advancement of expenses as follows:

1.      Actions, Suits and Proceedings Other than by or in the Right of the Corporation. The Corporation shall indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust

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or other enterprise (including any employee benefit plan) (all such persons being referred to hereafter as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted by an Indemnitee in such capacity, against all expenses (including attorneys’ fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974), and amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

2.      Actions or Suits by or in the Right of the Corporation. The Corporation shall indemnify any Indemnitee who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that Indemnitee is or was, or has agreed to become, a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted by an Indemnitee in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that no indemnification shall be made under this Section 2 in respect of any claim, issue or matter as to which Indemnitee shall have been adjudged to be liable to the Corporation, unless, and only to the extent, that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnity for such expenses (including attorneys’ fees) which the Court of Chancery of Delaware or such other court shall deem proper.

3.      Indemnification for Expenses of Successful Party. Notwithstanding any other provisions of this Article, to the extent that an Indemnitee has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article, or in defense of any claim, issue or matter therein, or on appeal from any such action, suit or proceeding, Indemnitee shall be indemnified against all expenses (including attorneys’ fees) actually and reasonably incurred by or on behalf of Indemnitee in connection therewith. Without limiting the foregoing, if any action, suit or proceeding is disposed of on the merits or otherwise (including a disposition without prejudice) without (i) the disposition being adverse to Indemnitee, (ii) an adjudication that Indemnitee was liable to the Corporation, (iii) a plea of guilty or nolo contendere by Indemnitee, (iv) an adjudication that Indemnitee did not act in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and (v) with respect to any criminal proceeding, an adjudication that Indemnitee had reasonable cause to believe his or her conduct was unlawful, Indemnitee shall be considered for the purposes hereof to have been wholly successful with respect thereto.

4.      Notification and Defense of Claim. As a condition precedent to an Indemnitee’s right to be indemnified under this Article, such Indemnitee must notify the Corporation in writing as soon as practicable of any action, suit, proceeding or investigation involving such Indemnitee for which indemnity will or could be sought. With respect to any action, suit, proceeding or investigation of which the Corporation is so notified, the Corporation will be entitled to participate therein at its own expense and/or to assume the defense thereof at its own expense, with legal counsel reasonably acceptable to Indemnitee. After notice from the Corporation to Indemnitee of its election so to assume such defense, the Corporation shall not be liable to Indemnitee for any legal or other expenses subsequently incurred by Indemnitee in connection with such action, suit, proceeding or investigation, other than as provided below in this Section 4. Indemnitee shall have the right to employ his or her own counsel in connection with such action, suit, proceeding or

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investigation, but the fees and expenses of such counsel incurred after notice from the Corporation of its assumption of the defense thereof shall be at the expense of Indemnitee unless (i) the employment of counsel by Indemnitee has been authorized by the Corporation, (ii) counsel to Indemnitee shall have reasonably concluded that there may be a conflict of interest or position on any significant issue between the Corporation and Indemnitee in the conduct of the defense of such action, suit, proceeding or investigation or (iii) the Corporation shall not in fact have employed counsel to assume the defense of such action, suit, proceeding or investigation, in each of which cases the fees and expenses of counsel for Indemnitee shall be at the expense of the Corporation, except as otherwise expressly provided by this Article. The Corporation shall not be entitled, without the consent of Indemnitee, to assume the defense of any claim brought by or in the right of the Corporation or as to which counsel for Indemnitee shall have reasonably made the conclusion provided for in clause (ii) above. The Corporation shall not be required to indemnify Indemnitee under this Article for any amounts paid in settlement of any action, suit, proceeding or investigation effected without its written consent. The Corporation shall not settle any action, suit, proceeding or investigation in any manner which would impose any penalty or limitation on Indemnitee without Indemnitee’s written consent. Neither the Corporation nor Indemnitee will unreasonably withhold or delay its consent to any proposed settlement.

5.      Advancement of Expenses. Subject to the provisions of Section 6 of this Article, in the event of any threatened or pending action, suit, proceeding or investigation of which the Corporation receives notice under this Article, any expenses (including attorneys’ fees) incurred by or on behalf of Indemnitee in defending an action, suit, proceeding or investigation or any appeal therefrom shall be paid by the Corporation in advance of the final disposition of such matter; provided, however, that the payment of such expenses incurred by or on behalf of Indemnitee in advance of the final disposition of such matter shall be made only upon receipt of an undertaking by or on behalf of Indemnitee to repay all amounts so advanced in the event that it shall ultimately be determined by final judicial decision from which there is no further right to appeal that Indemnitee is not entitled to be indemnified by the Corporation as authorized in this Article; and provided further that no such advancement of expenses shall be made under this Article if it is determined (in the manner described in Section 6) that (i) Indemnitee did not act in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation, or (ii) with respect to any criminal action or proceeding, Indemnitee had reasonable cause to believe his or her conduct was unlawful. Such undertaking shall be accepted without reference to the financial ability of Indemnitee to make such repayment.

6.      Procedure for Indemnification and Advancement of Expenses. In order to obtain indemnification or advancement of expenses pursuant to Section 1, 2, 3 or 5 of this Article, an Indemnitee shall submit to the Corporation a written request therefor. Any such advancement of expenses shall be made promptly, and in any event within 60 days after receipt by the Corporation of the written request of Indemnitee therefor, unless (i) the Corporation has assumed the defense pursuant to Section 4 of this Article (and none of the circumstances described in Section 4 of this Article that would nonetheless entitle the Indemnitee to indemnification for the fees and expenses of separate counsel have occurred) or (ii) the Corporation determines within such 60 day period that Indemnitee did not meet the applicable standard of conduct set forth in Section 1, 2 or 5 of this Article, as the case may be. Any such indemnification, unless ordered by a court, shall be made with respect to requests under Section 1 or 2 only as authorized in the specific case upon a determination by the Corporation that the indemnification of Indemnitee is proper because Indemnitee has met the applicable standard of conduct set forth in Section 1 or 2, as the case may be. Such determination shall be made in each instance (a) by a majority vote of the directors of the Corporation consisting of persons who are not at that time parties to the action, suit or proceeding in question (“disinterested directors”), whether or not a quorum, (b) by a committee of disinterested directors designated by majority vote of disinterested directors, whether or not a quorum, (c) if there are no disinterested directors, or if the disinterested directors so direct, by independent legal counsel (who may, to the extent permitted by law, be regular legal counsel to the Corporation) in a written opinion, or (d) by the stockholders of the Corporation.

7.      Remedies. Subject to Article XIII, the right to indemnification or advancement of expenses as granted by this Article shall be enforceable by Indemnitee in any court of competent jurisdiction. Neither the failure of the Corporation to have made a determination prior to the commencement of such action that indemnification or advancement of expenses is proper in the circumstances because Indemnitee has met

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the applicable standard of conduct, nor an actual determination by the Corporation pursuant to Section 6 of this Article that Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that Indemnitee has not met the applicable standard of conduct. In any suit brought by Indemnitee to enforce a right to indemnification or advancement of expenses, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall have the burden of proving that Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article. Indemnitee’s expenses (including attorneys’ fees) reasonably incurred in connection with successfully establishing Indemnitee’s right to indemnification or advancement of expenses, in whole or in part, in any such proceeding shall also be indemnified by the Corporation to the fullest extent permitted by applicable law. Notwithstanding the foregoing, in any suit brought by Indemnitee to enforce a right to indemnification or advancement of expenses hereunder it shall be a defense that the Indemnitee has not met any applicable standard for indemnification set forth in the DGCL or in this Article.

8.      Limitations. Notwithstanding anything to the contrary in this Article, except as set forth in Section 7 of this Article, the Corporation shall not indemnify, or advance expenses to, an Indemnitee pursuant to this Article in connection with a proceeding (or part thereof) initiated by such Indemnitee unless the initiation thereof was approved by the Board of Directors. Notwithstanding anything to the contrary in this Article, the Corporation shall not indemnify or advance expenses to an Indemnitee to the extent such Indemnitee is reimbursed from the proceeds of insurance, and in the event the Corporation makes any indemnification or advancement payments to an Indemnitee and such Indemnitee is subsequently reimbursed from the proceeds of insurance, such Indemnitee shall promptly refund indemnification or advancement payments to the Corporation to the extent of such insurance reimbursement.

9.      Subsequent Amendment. No amendment, termination or repeal of this Article or of the relevant provisions of the DGCL or any other applicable laws shall adversely affect or diminish in any way the rights of any Indemnitee to indemnification or advancement of expenses under the provisions hereof with respect to any action, suit, proceeding or investigation arising out of or relating to any actions, transactions or facts occurring prior to the final adoption of such amendment, termination or repeal.

10.    Other Rights. The indemnification and advancement of expenses provided by this Article shall not be deemed exclusive of any other rights to which an Indemnitee seeking indemnification or advancement of expenses may be entitled under any law (common or statutory), agreement or vote of stockholders or disinterested directors or otherwise, both as to action in Indemnitee’s official capacity and as to action in any other capacity while holding office for the Corporation, and shall continue as to an Indemnitee who has ceased to be a director or officer, and shall inure to the benefit of the estate, heirs, executors and administrators of Indemnitee. Nothing contained in this Article shall be deemed to prohibit, and the Corporation is specifically authorized to enter into, agreements with officers and directors providing indemnification and expense advancement rights and procedures different from those set forth in this Article. In addition, the Corporation may, to the extent authorized from time to time by its Board of Directors, grant indemnification and expense advancement rights to other employees or agents of the Corporation or other persons serving the Corporation and such rights may be equivalent to, or greater or less than, those set forth in this Article.

11.    Partial Indemnification. If an Indemnitee is entitled under any provision of this Article to indemnification by the Corporation for some or a portion of the expenses (including attorneys’ fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974) or amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with any action, suit, proceeding or investigation and any appeal therefrom but not, however, for the total amount thereof, the Corporation shall nevertheless indemnify Indemnitee for the portion of such expenses (including attorneys’ fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974) or amounts paid in settlement to which Indemnitee is entitled.

(B)             Insurance. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) against any expense, liability or loss

Annex A-129

incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware. Such insurance may include insurance provided directly or indirectly by or through a captive insurance company to the extent permitted by Section 145(g) of the General Corporation Law of the State of Delaware.

(C)             Savings Clause. If this Article VII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Indemnitee as to any expenses (including attorneys’ fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974) and amounts paid in settlement in connection with any action, suit, proceeding or investigation, whether civil, criminal or administrative, including an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article that shall not have been invalidated and to the fullest extent permitted by applicable law.

(D)             Definitions. Terms used in this Article VII and defined in Section 145(h) and Section 145(i) of the General Corporation Law of the State of Delaware shall have the respective meanings assigned to such terms in such Section 145(h) and Section 145(i).

ARTICLE VIII
BOARD OF DIRECTORS

This Article VIII is inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders.

(A)             General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board, except as otherwise provided by law.

(B)             Quorum; Action at Meeting. The greater of (a) a majority of the directors at any time in office and (b) one third of the number of directors fixed pursuant to paragraph (C) of this Article shall constitute a quorum of the Board of Directors. If at any meeting of the Board of Directors there shall be less than such a quorum, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors unless a greater number is required by law or by this Certificate of Incorporation.

(C)             Number of Directors; Election of Directors. Subject to the rights of holders of any series of Preferred Stock to elect directors, the number of directors of the Corporation shall be established from time to time by the Board of Directors; provided, further, that unless otherwise approved by the Requisite Stockholder Consent, the number of directors shall not exceed nine (9). Election of directors need not be by written ballot, except as and to the extent provided in the Bylaws of the Corporation.

(D)             Classes of Directors. Subject to the rights of holders of any series of Preferred Stock to elect directors, the Board of Directors shall be and is divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one third of the total number of directors constituting the entire Board of Directors. The Board of Directors is authorized to assign members of the Board of Directors already in office to Class I, Class II or Class III at the time such classification becomes effective.

(E)              Terms of Office. Subject to the rights of holders of any series of Preferred Stock to elect directors, each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that each director initially assigned to Class I shall serve for a term expiring at the Corporation’s first annual meeting of stockholders held after the time at which the initial classification of the Board of Directors becomes effective; each director initially assigned to Class II shall serve for a term expiring at the Corporation’s second annual meeting of stockholders held after the time at which the initial classification of the Board of Directors becomes effective; and each director initially assigned to Class III shall serve for a term expiring at the Corporation’s third annual meeting of stockholders held after the time at which the initial classification of

Annex A-130

the Board of Directors becomes effective; provided further, that the term of each director shall continue until the election and qualification of his or her successor and be subject to his or her earlier death, resignation or removal. Any director may resign at any time upon notice to the Corporation given in writing by any electronic transmission permitted in the Corporation’s Bylaws or in accordance with applicable law.

(F)              Vacancies. Subject to the rights of holders of any series of Preferred Stock, any vacancies or newly-created directorships on the Board of Directors, however occurring, shall be filled only by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director and shall not be filled by the stockholders. A director elected to fill a vacancy or to fill a position resulting from a newly-created directorship shall hold office until the next election of the class for which such director shall have been chosen, subject to the election and qualification of a successor and to such director’s earlier death, resignation or removal.

(G)             Removal. Subject to the rights of the holders of any series of Preferred Stock expressly set forth in a Preferred Stock Designation adopted in compliance with this Certificate of Incorporation, any director or the entire Board may be removed from office only for cause by the affirmative vote of the Requisite Stockholder Consent.

(H)             Committees. Pursuant to the Bylaws of the Corporation, the Board may establish one or more committees to which may be delegated any or all of the powers and duties of the Board to the full extent permitted by law.

(I)               Stockholder Nominations and Introduction of Business. Advance notice of stockholder nominations for election of directors and other business to be brought by stockholders before a meeting of stockholders shall be given in the manner provided by the Bylaws.

(J)              Preferred Stock Directors. During any period when the holders of any series of Preferred Stock have the right to elect additional directors as provided for or fixed pursuant to and in accordance with the provisions of Article IV hereof or any Preferred Stock Designation, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total number of authorized directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his earlier death, disqualification, resignation or removal. Except as otherwise provided for or fixed pursuant to and in accordance with the provisions of Article IV hereof or any Preferred Stock Designation, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, all such additional directors elected by the holders of such stock, or elected or appointed to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors shall automatically cease to be qualified as directors, the terms of office of all such directors shall forthwith terminate and the total authorized number of directors of the Corporation shall be reduced accordingly.

(K)             Amendments to Article. Notwithstanding any other provisions of law, this Certificate of Incorporation or the Bylaws of the Corporation that may otherwise permit a lesser vote, but in addition to any vote of the holders of shares of any class or series of capital stock of the Corporation required by law or this Certificate of Incorporation, the affirmative vote of the Requisite Stockholder Consent shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article.

ARTICLE IX
ELECTION OF DIRECTORS

Unless and except to the extent that the Bylaws shall so require, the election of directors of the Corporation need not be by written ballot. The vote required for election of a director by the stockholders at a meeting of stockholders shall, except in a contested election, be the affirmative vote of a majority of the votes cast in favor or against the election of a nominee at a meeting of stockholders. In a contested election, (i) the directors shall be elected by a plurality of the votes cast at a meeting of stockholders by the holders of stock entitled to vote in such election, and (ii) stockholders shall not

Annex A-131

be permitted to vote against a nominee. An election shall be considered contested if, as the tenth (10th) preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders of the Corporation, there are more nominees for election than directorships on the Board to be filled by election at the meeting.

ARTICLE X
LIMITATION OF DIRECTOR AND OFFICER LIABILITY

To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, each director and officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer; provided, however, that nothing contained in this Article shall eliminate or limit the liability: (i) of a director or officer for any breach of the director’s or officer’s duty of loyalty to the Corporation or its stockholders, (ii) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a director pursuant to the provisions of Section 174 of the DGCL, (iv) a director or officer for any transaction from which the director or officer derived an improper personal benefit, or (v) an officer in any action by or in the right of the Corporation. No repeal or modification of this Article shall apply to or have any adverse effect on any right or protection of, or any limitation of the liability of, a director or officer of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification. For purposes of this paragraph, “officer” has the meaning determined in accordance with Section 102(b)(7) of the DGCL.

ARTICLE XI
CONSENT OF STOCKHOLDERS IN LIEU OF MEETING

Subject to the terms of any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting. Notwithstanding any other provisions of law, this Certificate of Incorporation or the Bylaws of the Corporation that may otherwise permit a lesser vote, but in addition to any vote of the holders of shares of any class or series of capital stock of the Corporation required by law or this Certificate of Incorporation, the affirmative vote of the Requisite Stockholder Consent shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article.

ARTICLE XII
SPECIAL MEETING OF STOCKHOLDERS

Special meetings of stockholders for any purpose or purposes may be called at any time by the Board, the Chairperson of the Board or the Chief Executive Officer of the Corporation, and may not be called by another other Person or Persons; provided that special meetings of stockholders for any purpose or purposes may also be called by or at the request of stockholders of the Corporation collectively holding of record shares of capital stock of the Corporation with voting power sufficient, if such shares and only such shares were voted at such special meeting, to provide the Requisite Stockholder Consent. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting. Notwithstanding any other provisions of law, this Certificate of Incorporation or the Bylaws of the Corporation that may otherwise permit a lesser vote, but in addition to any vote of the holders of shares of any class or series of capital stock of the Corporation required by law or this Certificate of Incorporation, the affirmative vote of the Requisite Stockholder Consent shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article.

ARTICLE XIII
FORUM SELECTION

Unless the Corporation consents in writing to the selection of an alternative forum, (i) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by, or any other wrongdoing by, any current or former director, officer, other employee or stockholder of the Corporation, (3) any action asserting a claim against the Corporation arising pursuant to any provision of the DGCL, this Certificate of Incorporation or the Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery, (4) any action to interpret, apply, enforce or determine the validity of any provisions of this Certificate of Incorporation or the Bylaws, or (5) any other

Annex A-132

action asserting a claim governed by the internal affairs doctrine and (ii) notwithstanding anything to the contrary herein, but subject to the foregoing provisions of this Article XIV, the federal district courts of the United States shall be the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of the preceding sentence is filed in a court other than the applicable courts specified in the immediately preceding sentence (a “Foreign Action”) in the name of any stockholder, such stockholder shall, to the fullest extent permitted by applicable law, be deemed to have consented to (a) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the preceding sentence and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. This provision will not apply to claims arising under the Securities Exchange Act of 1934, as amended, or other federal securities laws for which there is exclusive federal jurisdiction. Any Person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article.

ARTICLE XIV
MISCELLANEOUS

(A)             Severability. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible and without limiting any other provisions of this Certificate of Incorporation (or any other provision of the Bylaws or any agreement entered into by the Corporation), the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to, or for the benefit of, the Corporation to the fullest extent permitted by law.

(B)             Notice of Provisions. To the fullest extent permitted by law, each and every Person purchasing or otherwise acquiring any interest (of any nature whatsoever) in any shares of the capital stock of the Corporation shall be deemed, by reason of and from and after the time of such purchase or other acquisition, to have notice of and to have consented to all of the provisions of (a) this Certificate of Incorporation, (b) the Bylaws and (c) any amendment to this Certificate of Incorporation or the Bylaws enacted or adopted in accordance with this Certificate of Incorporation, the Bylaws and applicable law.

(C)             Opt-Out of Section 203 of the DGCL. The Corporation shall not be governed by Section 203 of the DGCL.

[Remainder of Page Intentionally Left Blank]

Annex A-133

In witness whereof, this Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Certificate of Incorporation of this Corporation, has been duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law and has been executed by its duly authorized officer on the date set forth below.

Nxu, Inc.
By:
[Name]
[Title]

Annex A-134

Exhibit F

Form of FIRPTA Certificate

Annex A-135

VERDE BIORESINS, INC.
STATEMENT UNDER TREASURY REGULATIONS SECTIONS 1.897-2(h) AND 1.1445-2(c)(3)
RELATING TO STATUS OF INTERESTS AS “UNITED STATES REAL PROPERTY INTERESTS”

Reference is made to the Agreement and Plan of Merger, dated as of October [•], 2024 (the “Agreement”), by and among Nxu, Inc., a Delaware corporation (“Acquiror”), Nxu Merger Sub, Inc., a Delaware corporation (“Merger Sub I”), Nxu Merger Sub, LLC, a Delaware limited liability company (“Merger Sub II”, and together with Merger Sub I, the “Merger Subs”), and Verde Bioresins, Inc., a Delaware corporation (the “Company”).

Section 1445 of the Internal Revenue Code of 1986, as amended (the “Code”) provides that a transferee of a United States real property interest (as defined in Section 897(c) of the Code) must withhold tax if the transferor is a foreign person. This certificate is being provided pursuant to Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3) and Section 8.03(d) of the Agreement. To inform Acquiror and Merger Subs that withholding of tax is not required under Section 1445 of the Code in connection with the transactions contemplated under the Agreement, the undersigned hereby certifies the following on behalf of the Company:

1.    The Company is not, and has not been, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code and the applicable Treasury Regulations during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

2.    Interests in the Company are not “United States real property interests” within the meaning of Section 897(c)(1) of the Code.

3.    The Company’s registered office is at 1431 E. Orangethorpe Ave. Fullerton, CA 92831.

4.    The Company’s U.S. employer identification number is [•].

5.    The Company understands that this certification may be disclosed to the U.S. Internal Revenue Service by Acquiror and Merger Subs and that any false statement contained herein could be punished by fine, imprisonment or both.

Under penalties of perjury, the undersigned, a responsible officer of the Company, declares (i) that the undersigned has examined this certification and, to the best of the undersigned’s knowledge and belief, it is true, correct, and complete and (ii) that the undersigned has the authority to sign this document on behalf of the Company.

VERDE BIORESINS, INC.
By:
Name:	Brian Gordon
Title:	President
Date:	[•], 2024

Annex A-136

[Letterhead of Company providing FIRPTA Certificate]

[Date]

CERTIFIED MAIL & RETURN RECEIPT REQUESTED

Internal Revenue Service

Ogden Service Midpoint

P.O. Box 409101

Ogden, UT 84409

Re: NOTICE OF STATEMENT UNDER TREASURY REGULATIONS SECTIONS 1.897-2(h) AND 1.1445-2(c)(3)

Dear Sir or Madam:

At the request of Nxu, Inc., a Delaware corporation (“Acquiror”), Nxu Merger Sub, Inc., a Delaware corporation (“Merger Sub I”), Nxu Merger Sub, LLC, a Delaware limited liability company (“Merger Sub II”, and together with Merger Sub I, the “Merger Subs”), in connection with the merger contemplated under the Agreement and Plan of Merger dated as of October [•], 2024 (the “Agreement”) by and among Acquiror, Merger Subs, and Verde Bioresins, Inc. a Delaware corporation (the “Company”), the Company provided the attached statement (the “Statement”) to Acquiror and Merger Subs on October [•], 2024. The undersigned, being a duly authorized officer of the Company, hereby affirms the following:

(i)        This notice is being provided to the Internal Revenue Service pursuant to Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3);

(ii)       The following information relates to the Company providing this notice:

Name: Verde Bioresins, Inc.

Address: 1431 E. Orangethorpe Ave.

Fullerton, CA 92831

U.S. Employer Identification Number: [•]

(iii)     The attached statement was not requested by a foreign interest holder. The attached statement was voluntarily provided by the Company in response to a request from Acquiror and Merger Subs, in accordance with Treasury Regulation Section 1.1445-2(c)(3)(i). The following information relates to Acquiror and Merger Subs respectively:

Name: [•]

Address: [•]

U.S. Employer Identification

Number: [•]

Name: Verde Merger Sub I

Address: [•]

U.S. Employer Identification

Number: [•]

Name: Verde Merger Sub II

Address: [•]

U.S. Employer Identification

Number: [•]

(iv)      The Company has provided to Acquiror and Merger Subs the attached Statement, certifying that: (A) the Company is not and has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Internal Revenue Code of 1986, as amended (the “Code”) and the applicable Treasury Regulations during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code and (B) interests in the Company are not “United States real property interests” within the meaning of Section 897(c)(1) of the Code.

Annex A-137

Under penalties of perjury, the undersigned, a responsible officer of the Company declares (i) that the undersigned has examined this affidavit and the attached Statement and, to the best of the undersigned’s knowledge and belief, this affidavit and the attached Statement are true, correct and complete and (ii) that the undersigned has the authority to execute this document on behalf of the Company.

VERDE BIORESINS, INC.
By:
Name:	Brian Gordon
Title:	President
Date:

Annex A-138

Exhibit G
Post-Closing Directors and Officers

1.    Brian Gordon

2.    Jessica Billingsley

3.    Jefferey Brown

4.    Michael Sherman

5.    Mark Adler

6.    Cuong Do

7.    One director to be identified by the Company post-signing.

Annex A-139

Annex B

RESTATED CERTIFICATE OF INCORPORATION OF

NXU, INC.

(originally incorporated on March 10, 2023, under the name Nxu, Inc.)

ARTICLE I
NAME

The name of the corporation is “Verde Bioresins, Corp.” (hereinafter called the “Corporation”).

ARTICLE II
REGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is c/o Corporation Service Company, 251 Little Falls Drive, Wilmington New Castle County, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware or any applicable successor act thereto, as the same may be amended from time to time (the “DGCL”).

ARTICLE IV
CAPITAL STOCK

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 5,010,000,000 shares, consisting of (x) 5,000,000,000 authorized shares of common stock, par value $0.0001 per share (the “Common Stock”), and (y) 10,000,000 authorized shares of preferred stock, par value $0.0001 per share (“Preferred Stock”). The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL.

Upon the effectiveness under the DGCL of the Restated Certificate of Incorporation first inserting this paragraph, each [__] shares of the Corporation’s Class A Common Stock, par value $0.0001 per share, issued and outstanding immediately prior to such effectiveness shall be reclassified and combined into one validly issued, fully paid and non-assessable share of the Corporation’s Common Stock, par value $0.0001 per share, automatically and without any further action by the Corporation or the holder thereof. No fractional shares of Common Stock shall be issued as a result of this paragraph. Until surrendered, each certificate that, immediately prior to the effectiveness of this paragraph, represented shares of Class A Common Stock shall only represent the number of whole shares of Common Stock into which the shares of Class A Common Stock formerly represented by such certificates were reclassified and combined into as a result of this paragraph. Fractional interests will be disposed of in any manner determined by the Corporation and in accordance with the DGCL.

Each share of Class B Common Stock issued and outstanding immediately before the effectiveness of the Restated Certificate of Incorporation first inserting this sentence is hereby cancelled for no consideration.

Annex B-1

The following is a statement of the designations and the powers, preferences, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.          COMMON STOCK.

Unless otherwise indicated, references to “Sections” or “Subsections” in this Part A of this Article IV refer to sections and subsections of Part A of this Article IV.

1.           Equal Status; General. Except as otherwise provided in this Certificate of Incorporation (as amended and/or restated from time to time, including pursuant to any Preferred Stock Designation (as defined below), this “Certificate of Incorporation”) or required by applicable law, shares of Common Stock shall have the same rights, privileges and powers, rank equally, share ratably and be identical in all respects and as to all matters. The voting, dividend, liquidation and other rights, powers and preferences of the holders of Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock of any series as may be designated by the Board of Directors of the Corporation (the “Board”) upon any issuance of the Preferred Stock of any series.

2.           Voting. Except as otherwise required by applicable law, at all meetings of stockholders and on all matters submitted to a vote of stockholders of the Corporation generally, each holder of Common Stock, as such, shall have the right to one (1) vote per share of Common Stock held of record by such holder. Except as otherwise required by applicable law or provided in this Certificate of Incorporation, the holders of shares of Common Stock, as such, shall (a) at all times vote together as a single class on all matters (including the election of directors) submitted to a vote of the stockholders of the Corporation generally, (b) be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation, as the same may be amended and/or restated from time to time (the “Bylaws”), and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law; provided, however, that, except as otherwise required by applicable law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are exclusively entitled, either separately or together with the holders of one or more other such series of Preferred Stock, to vote thereon pursuant to this Certificate of Incorporation or applicable law. There shall be no cumulative voting.

3.           Dividend and Distribution Rights. Subject to the prior rights and preferences, if any, applicable to shares of Preferred Stock or any series thereof, the holders of shares of Common Stock shall be entitled to receive, ratably in proportion to the number of shares of Common Stock held by them, with respect to any dividends or distributions as may be declared and paid from time to time by the Board out of any assets of the Corporation legally available therefor.

4.           Distributions on Dissolution, etc. Upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Common Stock, as such, will be entitled to receive all assets of the Corporation available for distribution to its stockholders, subject to any preferential liquidation or other rights or preferences of any then outstanding shares of Preferred Stock.

5.           Definitions. For purposes of this Certificate of Incorporation:

“Person” means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization or other entity, whether domestic or foreign.

“Requisite Stockholder Consent” means the action at a meeting or by written consent (to the extent permitted under this Certificate of Incorporation) of the holders of at least two-thirds (2/3rds) of the voting power of the shares of capital stock of the Corporation that would then be entitled to vote in the election of directors at an annual meeting of stockholders.

Annex B-2

B.          PREFERRED STOCK

Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the issue of such series adopted by the Board as hereinafter provided. Any shares of Preferred Stock that may be redeemed, purchased or acquired by the Corporation may be reissued except as otherwise provided by law.

Authority is hereby expressly granted to the Board from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designations relating thereto in accordance with the DGCL (a “Preferred Stock Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.

ARTICLE V
AMENDMENT OF THE CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend, alter, change, adopt or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation; provided, however, that, subject to the final sentence of this Article, notwithstanding any other provision of this Certificate of Incorporation (except the final sentence of this Article) or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of shares of any class or series of capital stock of the Corporation required by law or by this Certificate of Incorporation, the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, shall be required to amend or repeal, or adopt any provision of this Certificate of Incorporation inconsistent with Articles IV, V, VI, VII, VIII, IX, X, XI and XII; provided further, so long as any shares of Common Stock remain outstanding, the Corporation shall not, without the prior affirmative vote of the holders of a majority of the outstanding shares of Common Stock, voting as a separate class, in addition to any other vote required by applicable law or this Certificate of Incorporation, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of this Certificate of Incorporation in a manner that is inconsistent with, or that otherwise alters or changes the powers, preferences, or special rights of the shares of Common Stock so as to affect them adversely. For the avoidance of doubt, (i) nothing in the immediately preceding provisos shall limit the rights of the Board as specified in Article IV, Section B or Article VI of this Certificate of Incorporation, and (ii) notwithstanding anything in this Article V to the contrary, any amendment to a provision that contemplates a specific approval requirement by the stockholders (or any class of capital stock of the Corporation) in this Certificate of Incorporation (including the definition of Requisite Stockholder Consent) shall require the greater of (x) the specific approval requirement by the stockholders (or any class of capital stock of the Corporation) contemplated in such provision, and (y) the approval requirements contemplated by this Article V. Notwithstanding the foregoing, the Corporation hereby expressly elects to be governed by Section 242(d) of the Delaware General Corporation Law.

ARTICLE VI
AMENDMENT OF THE BYLAWS

In furtherance and not in limitation of the powers conferred upon it by the DGCL, and subject to the terms of any series of Preferred Stock, the Board shall have the power to adopt, amend, alter or repeal the Bylaws of the Corporation by the affirmative vote of a majority of the directors present at any regular or special meeting of the Board at which a quorum is present in any manner not inconsistent with the laws of the State of Delaware or this Certificate of Incorporation. The stockholders may not adopt, amend, alter or repeal the Bylaws of the Corporation, or adopt any provision inconsistent therewith, unless such action is approved, in addition to any other vote required by this Certificate of Incorporation,

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by the Requisite Stockholder Consent. Notwithstanding any other provisions of law, this Certificate of Incorporation or the Bylaws of the Corporation that may otherwise permit a lesser vote, but in addition to any vote of the holders of shares of any class or series of capital stock of the Corporation required by law or this Certificate of Incorporation, the affirmative vote of the Requisite Stockholder Consent shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article.

ARTICLE VII
INDEMNIFICATION AND ADVANCEMENT

(A)        The Corporation shall provide indemnification and advancement of expenses as follows:

1.    Actions, Suits and Proceedings Other than by or in the Right of the Corporation. The Corporation shall indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) (all such persons being referred to hereafter as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted by an Indemnitee in such capacity, against all expenses (including attorneys’ fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974), and amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

2.    Actions or Suits by or in the Right of the Corporation. The Corporation shall indemnify any Indemnitee who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that Indemnitee is or was, or has agreed to become, a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted by an Indemnitee in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that no indemnification shall be made under this Section 2 in respect of any claim, issue or matter as to which Indemnitee shall have been adjudged to be liable to the Corporation, unless, and only to the extent, that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnity for such expenses (including attorneys’ fees) which the Court of Chancery of Delaware or such other court shall deem proper.

3.    Indemnification for Expenses of Successful Party. Notwithstanding any other provisions of this Article, to the extent that an Indemnitee has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article, or in defense of any claim, issue or matter therein, or on appeal from any such action, suit or proceeding, Indemnitee shall be indemnified against all expenses (including attorneys’ fees) actually and reasonably incurred by or on behalf of Indemnitee in connection therewith. Without limiting the foregoing, if any action, suit or proceeding is disposed of on the merits or

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otherwise (including a disposition without prejudice) without (i) the disposition being adverse to Indemnitee, (ii) an adjudication that Indemnitee was liable to the Corporation, (iii) a plea of guilty or nolo contendere by Indemnitee, (iv) an adjudication that Indemnitee did not act in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and (v) with respect to any criminal proceeding, an adjudication that Indemnitee had reasonable cause to believe his or her conduct was unlawful, Indemnitee shall be considered for the purposes hereof to have been wholly successful with respect thereto.

4.    Notification and Defense of Claim. As a condition precedent to an Indemnitee’s right to be indemnified under this Article, such Indemnitee must notify the Corporation in writing as soon as practicable of any action, suit, proceeding or investigation involving such Indemnitee for which indemnity will or could be sought. With respect to any action, suit, proceeding or investigation of which the Corporation is so notified, the Corporation will be entitled to participate therein at its own expense and/or to assume the defense thereof at its own expense, with legal counsel reasonably acceptable to Indemnitee. After notice from the Corporation to Indemnitee of its election so to assume such defense, the Corporation shall not be liable to Indemnitee for any legal or other expenses subsequently incurred by Indemnitee in connection with such action, suit, proceeding or investigation, other than as provided below in this Section 4. Indemnitee shall have the right to employ his or her own counsel in connection with such action, suit, proceeding or investigation, but the fees and expenses of such counsel incurred after notice from the Corporation of its assumption of the defense thereof shall be at the expense of Indemnitee unless (i) the employment of counsel by Indemnitee has been authorized by the Corporation, (ii) counsel to Indemnitee shall have reasonably concluded that there may be a conflict of interest or position on any significant issue between the Corporation and Indemnitee in the conduct of the defense of such action, suit, proceeding or investigation or (iii) the Corporation shall not in fact have employed counsel to assume the defense of such action, suit, proceeding or investigation, in each of which cases the fees and expenses of counsel for Indemnitee shall be at the expense of the Corporation, except as otherwise expressly provided by this Article. The Corporation shall not be entitled, without the consent of Indemnitee, to assume the defense of any claim brought by or in the right of the Corporation or as to which counsel for Indemnitee shall have reasonably made the conclusion provided for in clause (ii) above. The Corporation shall not be required to indemnify Indemnitee under this Article for any amounts paid in settlement of any action, suit, proceeding or investigation effected without its written consent. The Corporation shall not settle any action, suit, proceeding or investigation in any manner which would impose any penalty or limitation on Indemnitee without Indemnitee’s written consent. Neither the Corporation nor Indemnitee will unreasonably withhold or delay its consent to any proposed settlement.

5.    Advancement of Expenses. Subject to the provisions of Section 6 of this Article, in the event of any threatened or pending action, suit, proceeding or investigation of which the Corporation receives notice under this Article, any expenses (including attorneys’ fees) incurred by or on behalf of Indemnitee in defending an action, suit, proceeding or investigation or any appeal therefrom shall be paid by the Corporation in advance of the final disposition of such matter; provided, however, that the payment of such expenses incurred by or on behalf of Indemnitee in advance of the final disposition of such matter shall be made only upon receipt of an undertaking by or on behalf of Indemnitee to repay all amounts so advanced in the event that it shall ultimately be determined by final judicial decision from which there is no further right to appeal that Indemnitee is not entitled to be indemnified by the Corporation as authorized in this Article; and provided further that no such advancement of expenses shall be made under this Article if it is determined (in the manner described in Section 6) that (i) Indemnitee did not act in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation, or (ii) with respect to any criminal action or proceeding, Indemnitee had reasonable cause to believe his or her conduct was unlawful. Such undertaking shall be accepted without reference to the financial ability of Indemnitee to make such repayment.

6.    Procedure for Indemnification and Advancement of Expenses. In order to obtain indemnification or advancement of expenses pursuant to Section 1, 2, 3 or 5 of this Article, an Indemnitee shall submit to the Corporation a written request therefor. Any such advancement of expenses shall be made promptly, and in any event within 60 days after receipt by the Corporation of the written request of Indemnitee therefor, unless (i) the Corporation has assumed the defense pursuant to Section 4 of this Article (and none of the circumstances described in Section 4 of this Article that would nonetheless entitle the Indemnitee to indemnification for the fees and expenses of separate counsel have occurred) or (ii) the Corporation determines within such 60 day

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period that Indemnitee did not meet the applicable standard of conduct set forth in Section 1, 2 or 5 of this Article, as the case may be. Any such indemnification, unless ordered by a court, shall be made with respect to requests under Section 1 or 2 only as authorized in the specific case upon a determination by the Corporation that the indemnification of Indemnitee is proper because Indemnitee has met the applicable standard of conduct set forth in Section 1 or 2, as the case may be. Such determination shall be made in each instance (a) by a majority vote of the directors of the Corporation consisting of persons who are not at that time parties to the action, suit or proceeding in question (“disinterested directors”), whether or not a quorum, (b) by a committee of disinterested directors designated by majority vote of disinterested directors, whether or not a quorum, (c) if there are no disinterested directors, or if the disinterested directors so direct, by independent legal counsel (who may, to the extent permitted by law, be regular legal counsel to the Corporation) in a written opinion, or (d) by the stockholders of the Corporation.

7.    Remedies. Subject to Article XIII, the right to indemnification or advancement of expenses as granted by this Article shall be enforceable by Indemnitee in any court of competent jurisdiction. Neither the failure of the Corporation to have made a determination prior to the commencement of such action that indemnification or advancement of expenses is proper in the circumstances because Indemnitee has met the applicable standard of conduct, nor an actual determination by the Corporation pursuant to Section 6 of this Article that Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that Indemnitee has not met the applicable standard of conduct. In any suit brought by Indemnitee to enforce a right to indemnification or advancement of expenses, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall have the burden of proving that Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article. Indemnitee’s expenses (including attorneys’ fees) reasonably incurred in connection with successfully establishing Indemnitee’s right to indemnification or advancement of expenses, in whole or in part, in any such proceeding shall also be indemnified by the Corporation to the fullest extent permitted by applicable law. Notwithstanding the foregoing, in any suit brought by Indemnitee to enforce a right to indemnification or advancement of expenses hereunder it shall be a defense that the Indemnitee has not met any applicable standard for indemnification set forth in the DGCL or in this Article.

8.    Limitations. Notwithstanding anything to the contrary in this Article, except as set forth in Section 7 of this Article, the Corporation shall not indemnify, or advance expenses to, an Indemnitee pursuant to this Article in connection with a proceeding (or part thereof) initiated by such Indemnitee unless the initiation thereof was approved by the Board of Directors. Notwithstanding anything to the contrary in this Article, the Corporation shall not indemnify or advance expenses to an Indemnitee to the extent such Indemnitee is reimbursed from the proceeds of insurance, and in the event the Corporation makes any indemnification or advancement payments to an Indemnitee and such Indemnitee is subsequently reimbursed from the proceeds of insurance, such Indemnitee shall promptly refund indemnification or advancement payments to the Corporation to the extent of such insurance reimbursement.

9.    Subsequent Amendment. No amendment, termination or repeal of this Article or of the relevant provisions of the DGCL or any other applicable laws shall adversely affect or diminish in any way the rights of any Indemnitee to indemnification or advancement of expenses under the provisions hereof with respect to any action, suit, proceeding or investigation arising out of or relating to any actions, transactions or facts occurring prior to the final adoption of such amendment, termination or repeal.

10.  Other Rights. The indemnification and advancement of expenses provided by this Article shall not be deemed exclusive of any other rights to which an Indemnitee seeking indemnification or advancement of expenses may be entitled under any law (common or statutory), agreement or vote of stockholders or disinterested directors or otherwise, both as to action in Indemnitee’s official capacity and as to action in any other capacity while holding office for the Corporation, and shall continue as to an Indemnitee who has ceased to be a director or officer, and shall inure to the benefit of the estate, heirs, executors and administrators of Indemnitee. Nothing contained in this Article shall be deemed to prohibit, and the Corporation is specifically authorized to enter into, agreements with officers and directors providing indemnification and expense advancement rights

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and procedures different from those set forth in this Article. In addition, the Corporation may, to the extent authorized from time to time by its Board of Directors, grant indemnification and expense advancement rights to other employees or agents of the Corporation or other persons serving the Corporation and such rights may be equivalent to, or greater or less than, those set forth in this Article.

11.  Partial Indemnification. If an Indemnitee is entitled under any provision of this Article to indemnification by the Corporation for some or a portion of the expenses (including attorneys’ fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974) or amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with any action, suit, proceeding or investigation and any appeal therefrom but not, however, for the total amount thereof, the Corporation shall nevertheless indemnify Indemnitee for the portion of such expenses (including attorneys’ fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974) or amounts paid in settlement to which Indemnitee is entitled.

(B)         Insurance. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) against any expense, liability or loss incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware. Such insurance may include insurance provided directly or indirectly by or through a captive insurance company to the extent permitted by Section 145(g) of the General Corporation Law of the State of Delaware.

(C)         Savings Clause. If this Article VII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Indemnitee as to any expenses (including attorneys’ fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974) and amounts paid in settlement in connection with any action, suit, proceeding or investigation, whether civil, criminal or administrative, including an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article that shall not have been invalidated and to the fullest extent permitted by applicable law.

(D)        Definitions. Terms used in this Article VII and defined in Section 145(h) and Section 145(i) of the General Corporation Law of the State of Delaware shall have the respective meanings assigned to such terms in such Section 145(h) and Section 145(i).

ARTICLE VIII
BOARD OF DIRECTORS

This Article VIII is inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders.

(A)        General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board, except as otherwise provided by law.

(B)         Quorum; Action at Meeting. The greater of (a) a majority of the directors at any time in office and (b) one third of the number of directors fixed pursuant to paragraph (C) of this Article shall constitute a quorum of the Board of Directors. If at any meeting of the Board of Directors there shall be less than such a quorum, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of Directors unless a greater number is required by law or by this Certificate of Incorporation.

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(C)         Number of Directors; Election of Directors. Subject to the rights of holders of any series of Preferred Stock to elect directors, the number of directors of the Corporation shall be established from time to time by the Board of Directors; provided, further, that unless otherwise approved by the Requisite Stockholder Consent, the number of directors shall not exceed nine (9). Election of directors need not be by written ballot, except as and to the extent provided in the Bylaws of the Corporation.

(D)        Classes of Directors. Subject to the rights of holders of any series of Preferred Stock to elect directors, the Board of Directors shall be and is divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one third of the total number of directors constituting the entire Board of Directors. The Board of Directors is authorized to assign members of the Board of Directors already in office to Class I, Class II or Class III at the time such classification becomes effective.

(E)         Terms of Office. Subject to the rights of holders of any series of Preferred Stock to elect directors, each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected; provided that each director initially assigned to Class I shall serve for a term expiring at the Corporation’s first annual meeting of stockholders held after the time at which the initial classification of the Board of Directors becomes effective; each director initially assigned to Class II shall serve for a term expiring at the Corporation’s second annual meeting of stockholders held after the time at which the initial classification of the Board of Directors becomes effective; and each director initially assigned to Class III shall serve for a term expiring at the Corporation’s third annual meeting of stockholders held after the time at which the initial classification of the Board of Directors becomes effective; provided further, that the term of each director shall continue until the election and qualification of his or her successor and be subject to his or her earlier death, resignation or removal. Any director may resign at any time upon notice to the Corporation given in writing by any electronic transmission permitted in the Corporation’s Bylaws or in accordance with applicable law.

(F)         Vacancies. Subject to the rights of holders of any series of Preferred Stock, any vacancies or newly-created directorships on the Board of Directors, however occurring, shall be filled only by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director and shall not be filled by the stockholders. A director elected to fill a vacancy or to fill a position resulting from a newly-created directorship shall hold office until the next election of the class for which such director shall have been chosen, subject to the election and qualification of a successor and to such director’s earlier death, resignation or removal.

(G)        Removal. Subject to the rights of the holders of any series of Preferred Stock expressly set forth in a Preferred Stock Designation adopted in compliance with this Certificate of Incorporation, any director or the entire Board may be removed from office only for cause by the affirmative vote of the Requisite Stockholder Consent.

(H)        Committees. Pursuant to the Bylaws of the Corporation, the Board may establish one or more committees to which may be delegated any or all of the powers and duties of the Board to the full extent permitted by law.

(I)          Stockholder Nominations and Introduction of Business. Advance notice of stockholder nominations for election of directors and other business to be brought by stockholders before a meeting of stockholders shall be given in the manner provided by the Bylaws.

(J)          Preferred Stock Directors. During any period when the holders of any series of Preferred Stock have the right to elect additional directors as provided for or fixed pursuant to and in accordance with the provisions of Article IV hereof or any Preferred Stock Designation, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total number of authorized directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his earlier death, disqualification, resignation or removal. Except as otherwise provided for or fixed pursuant to and in accordance with the provisions of Article IV hereof or any Preferred Stock Designation, whenever the holders of any series of Preferred Stock having such

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right to elect additional directors are divested of such right pursuant to the provisions of such stock, all such additional directors elected by the holders of such stock, or elected or appointed to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors shall automatically cease to be qualified as directors, the terms of office of all such directors shall forthwith terminate and the total authorized number of directors of the Corporation shall be reduced accordingly.

(K)        Amendments to Article. Notwithstanding any other provisions of law, this Certificate of Incorporation or the Bylaws of the Corporation that may otherwise permit a lesser vote, but in addition to any vote of the holders of shares of any class or series of capital stock of the Corporation required by law or this Certificate of Incorporation, the affirmative vote of the Requisite Stockholder Consent shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article.

ARTICLE IX
ELECTION OF DIRECTORS

Unless and except to the extent that the Bylaws shall so require, the election of directors of the Corporation need not be by written ballot. The vote required for election of a director by the stockholders at a meeting of stockholders shall, except in a contested election, be the affirmative vote of a majority of the votes cast in favor or against the election of a nominee at a meeting of stockholders. In a contested election, (i) the directors shall be elected by a plurality of the votes cast at a meeting of stockholders by the holders of stock entitled to vote in such election, and (ii) stockholders shall not be permitted to vote against a nominee. An election shall be considered contested if, as the tenth (10th) preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders of the Corporation, there are more nominees for election than directorships on the Board to be filled by election at the meeting.

ARTICLE X
LIMITATION OF DIRECTOR AND OFFICER LIABILITY

To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, each director and officer of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer; provided, however, that nothing contained in this Article shall eliminate or limit the liability: (i) of a director or officer for any breach of the director’s or officer’s duty of loyalty to the Corporation or its stockholders, (ii) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a director pursuant to the provisions of Section 174 of the DGCL, (iv) a director or officer for any transaction from which the director or officer derived an improper personal benefit, or (v) an officer in any action by or in the right of the Corporation. No repeal or modification of this Article shall apply to or have any adverse effect on any right or protection of, or any limitation of the liability of, a director or officer of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification. For purposes of this paragraph, “officer” has the meaning determined in accordance with Section 102(b)(7) of the DGCL.

ARTICLE XI
CONSENT OF STOCKHOLDERS IN LIEU OF MEETING

Subject to the terms of any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting. Notwithstanding any other provisions of law, this Certificate of Incorporation or the Bylaws of the Corporation that may otherwise permit a lesser vote, but in addition to any vote of the holders of shares of any class or series of capital stock of the Corporation required by law or this Certificate of Incorporation, the affirmative vote of the Requisite Stockholder Consent shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article.

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ARTICLE XII
SPECIAL MEETING OF STOCKHOLDERS

Special meetings of stockholders for any purpose or purposes may be called at any time by the Board, the Chairperson of the Board or the Chief Executive Officer of the Corporation, and may not be called by another other Person or Persons; provided that special meetings of stockholders for any purpose or purposes may also be called by or at the request of stockholders of the Corporation collectively holding of record shares of capital stock of the Corporation with voting power sufficient, if such shares and only such shares were voted at such special meeting, to provide the Requisite Stockholder Consent. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting. Notwithstanding any other provisions of law, this Certificate of Incorporation or the Bylaws of the Corporation that may otherwise permit a lesser vote, but in addition to any vote of the holders of shares of any class or series of capital stock of the Corporation required by law or this Certificate of Incorporation, the affirmative vote of the Requisite Stockholder Consent shall be required to amend or repeal, or to adopt any provision inconsistent with, this Article.

ARTICLE XIII
FORUM SELECTION

Unless the Corporation consents in writing to the selection of an alternative forum, (i) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by, or any other wrongdoing by, any current or former director, officer, other employee or stockholder of the Corporation, (3) any action asserting a claim against the Corporation arising pursuant to any provision of the DGCL, this Certificate of Incorporation or the Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery, (4) any action to interpret, apply, enforce or determine the validity of any provisions of this Certificate of Incorporation or the Bylaws, or (5) any other action asserting a claim governed by the internal affairs doctrine and (ii) notwithstanding anything to the contrary herein, but subject to the foregoing provisions of this Article XIV, the federal district courts of the United States shall be the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of the preceding sentence is filed in a court other than the applicable courts specified in the immediately preceding sentence (a “Foreign Action”) in the name of any stockholder, such stockholder shall, to the fullest extent permitted by applicable law, be deemed to have consented to (a) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the preceding sentence and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. This provision will not apply to claims arising under the Securities Exchange Act of 1934, as amended, or other federal securities laws for which there is exclusive federal jurisdiction. Any Person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article.

ARTICLE XIV
MISCELLANEOUS

(A)        Severability. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible and without limiting any other provisions of this Certificate of Incorporation (or any other provision of the Bylaws or any agreement entered into by the Corporation), the provisions of this Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this

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Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to, or for the benefit of, the Corporation to the fullest extent permitted by law.

(B)         Notice of Provisions. To the fullest extent permitted by law, each and every Person purchasing or otherwise acquiring any interest (of any nature whatsoever) in any shares of the capital stock of the Corporation shall be deemed, by reason of and from and after the time of such purchase or other acquisition, to have notice of and to have consented to all of the provisions of (a) this Certificate of Incorporation, (b) the Bylaws and (c) any amendment to this Certificate of Incorporation or the Bylaws enacted or adopted in accordance with this Certificate of Incorporation, the Bylaws and applicable law.

(C)         Opt-Out of Section 203 of the DGCL. The Corporation shall not be governed by Section 203 of the DGCL.

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In witness whereof, this Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Certificate of Incorporation of this Corporation, has been duly adopted in accordance with Sections 242 and 245 of the Delaware General Corporation Law and has been executed by its duly authorized officer on the date set forth below.

Nxu, Inc.
By:
[Name]
[Title]

Annex B-12

Annex C

Verde Bioresins, Corp.

2025 EQUITY INCENTIVE PLAN

1.           Purpose

The purpose of this 2025 Equity Incentive Plan (the “Plan”) of Verde Bioresins, Corp., a Delaware corporation (the “Company”), is to advance the interests of the Company’s stockholders by enhancing the Company’s ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing such persons with equity ownership opportunities and performance-based incentives that are intended to better align the interests of such persons with those of the Company’s stockholders. Except where the context otherwise requires, the term “Company” shall include any of the Company’s present or future parent or subsidiary corporations as defined in Sections 424(e) or (f) of the Internal Revenue Code of 1986, as amended, and any regulations thereunder (the “Code”) and any other business venture (including, without limitation, joint venture or limited liability company) in which the Company has a controlling interest, as determined by the Board of Directors of the Company (the “Board”).

2.           Eligibility

All of the Company’s employees, officers and directors, as well as consultants and advisors to the Company (as the terms consultants and advisors are defined and interpreted for purposes of Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”), or any successor form) are eligible to be granted Awards (as defined below) under the Plan. Each person who is granted an Award under the Plan is deemed a “Participant.” “Award” means Options (as defined in Section 5), SARs (as defined in Section 6), Restricted Stock (as defined in Section 7), Restricted Stock Units (as defined in Section 7) and Other Stock-Based Awards (as defined in Section 8). Except as otherwise provided by the Plan, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award need not be identical, and the Board need not treat Participants uniformly.

3.           Administration and Delegation

(a)         Administration by Board of Directors.    The Plan will be administered by the Board. The Board shall have authority to grant Awards and to adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as it shall deem advisable. The Board may construe and interpret the terms of the Plan and any Award agreements entered into under the Plan. The Board may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award. All actions and decisions by the Board with respect to the Plan and any Awards shall be made in the Board’s discretion and shall be final and binding on all persons having or claiming any interest in the Plan or in any Award.

(b)         Appointment of Committees.    To the extent permitted by applicable law, the Board may delegate any or all of its powers under the Plan to one or more committees or subcommittees of the Board (a “Committee”). All references in the Plan to the “Board” shall mean the Board or a Committee of the Board or the Delegated Persons referred to in Section 3(c) to the extent that the Board’s powers or authority under the Plan have been delegated to such Committee or such Delegated Persons.

(c)         Delegation to Delegated Persons.    Subject to any requirements of applicable law (including as applicable Sections 152(b) and 157(c) of the General Corporation Law of the State of Delaware), the Board may, by resolution, delegate to one or more persons (including officers of the Company) or bodies (such persons or bodies, the “Delegated Persons”) the power to grant Awards (subject to any limitations under the Plan) to eligible service providers of the Company and to exercise such other powers under the Plan as the Board may determine, provided that the Board shall fix: (i) the maximum number of shares that may be issued pursuant to such resolution (which number shall include, for the avoidance of doubt, the maximum number of shares issuable upon exercise or settlement of Awards), (ii) the time period during which such Awards, and during which the shares issuable upon exercise thereof, may be issued, and (iii) the minimum consideration (if any) for which such Awards may be issued, and the minimum consideration for the shares issuable upon exercise thereof; and provided further, that no Delegated Person shall be authorized to grant Awards to itself; and provided further, that no Delegated Person shall be authorized to grant Awards to any “executive officer” of the Company (as defined by Rule 3b-7 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) or to any “officer” of the Company (as defined by Rule 16a-1(f) under the Exchange Act).

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4.           Stock Available for Awards

(a)         Number of Shares; Share Counting.

(1)         Authorized Number of Shares.    Subject to adjustment under Section 9, Awards may be made under the Plan for up to such number of shares of common stock, $0.0001 par value per share, of the Company (the “Common Stock”) as is equal to the sum of:

(A)        ten percent (10%) of the total number of shares of Common Stock that are issued and outstanding as of the closing of the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) by and among NXU, Inc., Nxu Merger Sub, Inc, Nxu Merger Sub, LLC, and Verde Bioresins, Inc., dated as of October 23, 2024 (the “Closing”); plus

(B)         such additional number of shares of Common Stock as is equal to the sum of (x) the number of shares of Common Stock reserved for issuance under the Company’s 2023 Omnibus Incentive Plan, as amended and restated from time to time (the “Existing Plan”) that remain available for grant under the Existing Plan immediately prior to the Closing and (y) the number of shares of Common Stock subject to awards granted under the Existing Plan, the Atlis Motor Vehicles, Inc. Employee Stock Option Plan, and the Atlis Motor Vehicles, Inc. Non-Employee Stock Option Plan, and the number of shares of Common Stock subject to the Acquiror Options (as such term is defined in the Merger Agreement) that are outstanding as of the Effective Date and which awards expire, terminate or are otherwise surrendered, cancelled, forfeited or repurchased by the Company at their original issuance price pursuant to a contractual repurchase right (subject, however, in the case of Incentive Stock Options (as defined in Section 5(b) of the Plan) to any limitations under the Code); plus

(C)         an annual increase to be added on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2026 and continuing for each fiscal year until, and including, the fiscal year ending December 31, 2035, equal to the least of (i) 3% of the outstanding shares on such date and (ii) an amount determined by the Board.

Subject to adjustment under Section 9, up to 1,000,000,000 of the shares of Common Stock available for issuance under the Plan may be issued as Incentive Stock Options under the Plan. Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares.

(2)         Share Counting.    For purposes of counting the number of shares available for the grant of Awards under the Plan under this Section 4(a):

(A)        all shares of Common Stock covered by SARs shall be counted against the number of shares available for the grant of Awards under the Plan; provided, however, that (i) SARs that may be settled only in cash shall not be so counted and (ii) if the Company grants an SAR in tandem with an Option for the same number of shares of Common Stock and provides that only one such Award may be exercised (a “Tandem SAR”), only the shares covered by the Option, and not the shares covered by the Tandem SAR, shall be so counted, and the expiration of one in connection with the other’s exercise will not restore shares to the Plan;

(B)         to the extent that an Award award may be settled only in cash, no shares shall be counted against the shares available for the grant of Awards under the Plan;

(C)         if any Award (i) expires or is terminated, surrendered or cancelled without having been fully exercised or is forfeited in whole or in part (including as the result of shares of Common Stock subject to such Award being repurchased by the Company at the original issuance price pursuant to a contractual repurchase right) or (ii) results in any Common Stock not being issued (including as a result of an Award that was settleable either in cash or in stock actually being settled in cash), the unused Common Stock covered by such Award shall again be available for the grant of Awards; provided, however, that (1) in the case of Incentive Stock Options, the foregoing shall be subject to any limitations under the Code, (2) in the case of the exercise of an SAR, the number of shares counted against the shares available under the Plan shall be the full number of shares subject to the SAR multiplied by the percentage of the SAR actually exercised, regardless of the number of shares actually used to settle such SAR upon exercise and (3) the shares covered by a Tandem SAR shall not again become available for grant upon the expiration or termination of such Tandem SAR; and

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(D)        shares of Common Stock delivered (by actual delivery, attestation, or net exercise) to the Company by a Participant to (i) purchase shares of Common Stock upon the exercise of an Award or (ii) satisfy tax withholding obligations with respect to Awards (including shares retained from the Award creating the tax obligation) shall be added back to the number of shares available for the future grant of Awards.

(b)         Substitute Awards.    In connection with a merger or consolidation of an entity with the Company or the acquisition by the Company of property or stock of an entity, the Board may grant Awards in substitution for any options or other stock or stock-based awards granted by such entity or an affiliate thereof. Substitute Awards may be granted on such terms as the Board deems appropriate in the circumstances, notwithstanding any limitations on Awards contained in the Plan. Substitute Awards shall not count against the overall share limit set forth in Section 4(a)(1) or any sublimit contained in the Plan, except as may be required by reason of Section 422 and related provisions of the Code.

5.           Stock Options

(a)         General.    The Board may grant options to purchase Common Stock (each, an “Option”) and determine the number of shares of Common Stock to be covered by each Option, the exercise price of each Option and the conditions and limitations applicable to the exercise of each Option, including conditions relating to applicable federal or state securities laws, as the Board considers necessary or advisable.

(b)         Incentive Stock Options.    An Option that the Board intends to be an “incentive stock option” as defined in Section 422 of the Code (an “Incentive Stock Option”) shall only be granted to employees of Verde Bioresins, Corp., any of Verde Bioresins, Corp.’s present or future parent or subsidiary corporations as defined in Sections 424(e) or (f) of the Code, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code, and shall be subject to and shall be construed consistently with the requirements of Section 422 of the Code. An Option that is not intended to be an Incentive Stock Option shall be designated a “Nonstatutory Stock Option.” The Company shall have no liability to a Participant, or any other person, if an Option (or any part thereof) that is intended to be an Incentive Stock Option is not an Incentive Stock Option or if the Company converts an Incentive Stock Option to a Nonstatutory Stock Option.

(c)         Exercise Price.    The Board shall establish the exercise price of each Option or the formula by which such exercise price will be determined. The exercise price shall be specified in the applicable option agreement. The exercise price shall be not less than 100% of the Grant Date Fair Market Value (as defined below) of the Common Stock on the date the Option is granted; provided that if the Board approves the grant of an Option with an exercise price to be determined on a future date, the exercise price shall be not less than 100% of the Grant Date Fair Market Value on such future date. “Grant Date Fair Market Value” of a share of Common Stock for purposes of the Plan will be determined as follows:

(1)         if the Common Stock trades on a national securities exchange, the closing sale price (for the primary trading session) on the date of grant; or

(2)         if the Common Stock does not trade on any such exchange, the average of the closing bid and asked prices on the date of grant as reported by an over-the-counter marketplace designated by the Board; or

(3)         if the Common Stock is not publicly traded, the Board will determine the Grant Date Fair Market Value for purposes of the Plan using any measure of value it determines to be appropriate (including, as it considers appropriate, relying on appraisals) in a manner consistent with the valuation principles under Section 409A of the Code or any successor provision thereto, and the regulations thereunder (“Section 409A”), except as the Board may expressly determine otherwise.

For any date that is not a trading day, the Grant Date Fair Market Value of a share of Common Stock for such date will be determined by using the closing sale price or average of the bid and asked prices, as appropriate, for the immediately preceding trading day and with the timing in the formulas above adjusted accordingly. The Board can substitute a particular time of day or other measure of “closing sale price” or “bid and asked prices” if appropriate because of exchange or market procedures or can use weighted averages either on a daily basis or such longer period, in each case to the extent permitted by Section 409A.

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The Board shall determine the Grant Date Fair Market Value for purposes of the Plan, and all Awards are conditioned on the Participant’s agreement that the Board’s determination is conclusive and binding even though others might make a different determination.

(d)         Duration of Options.    Each Option shall be exercisable at such times and subject to such terms and conditions as the Board may specify in the applicable Option agreement; provided, however, that no Option will be granted with a term in excess of 10 years.

(e)         Exercise of Options.    Options may be exercised by delivery to the Company of a notice of exercise in a form (which may be electronic, and which may be provided to a third-party equity plan administrator) approved by the Company, together with payment in full (in the manner specified in Section 5(f)) of the exercise price for the number of shares for which the Option is exercised. Shares of Common Stock subject to the Option will be delivered by the Company as soon as practicable following exercise.

(f)          Payment Upon Exercise.    Common Stock purchased upon the exercise of an Option granted under the Plan shall be paid for as follows:

(1)         in cash or by check, payable to the order of the Company;

(2)         except as may otherwise be provided in the applicable Option agreement or approved by the Board, by (i) delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price and any required tax withholding or (ii) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company funds sufficient to pay the exercise price and any required tax withholding;

(3)         to the extent provided for in the applicable Option agreement or approved by the Board, by delivery (either by actual delivery or attestation) of shares of Common Stock owned by the Participant valued at their fair market value (valued in the manner determined or approved by the Board), provided (i) such method of payment is then permitted under applicable law, (ii) such Common Stock, if acquired directly from the Company, was owned by the Participant for such minimum period of time, if any, as may be established by the Board and (iii) such Common Stock is not subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements;

(4)         to the extent provided for in the applicable Nonstatutory Stock Option agreement or approved by the Board, by delivery of a notice of “net exercise” to the Company, as a result of which the Participant would receive (i) the number of shares underlying the portion of the Option being exercised, less (ii) such number of shares as is equal to (A) the aggregate exercise price for the portion of the Option being exercised divided by (B) the fair market value of the Common Stock (valued in the manner determined or approved by the Board) on the date of exercise;

(5)         to the extent permitted by applicable law and provided for in the applicable Option agreement or approved by the Board by payment of such other lawful consideration as the Board may determine; or

(6)         to the extent provided for in the applicable Option agreement or approved by the Board, by any combination of the above permitted forms of payment.

(g)         Limitation on Repricing.    Unless such action is approved by the Company’s stockholders, the Company may not (except as provided for under Section 9): (1) amend any outstanding Option granted under the Plan to provide an exercise price per share that is lower than the then-current exercise price per share of such outstanding Option, (2) cancel any outstanding option (whether or not granted under the Plan) and grant in substitution therefor new Awards under the Plan (other than Awards granted pursuant to Section 4(b)) covering the same or a different number of shares of Common Stock and having an exercise or measurement price per share lower than the then-current exercise price per share of the cancelled option, (3) cancel in exchange for a cash payment any outstanding Option with an exercise price per share above the then-current fair market value of the Common Stock (valued in the manner determined or approved by the Board) or (4) take any other action under the Plan that constitutes a “repricing” within the meaning of the rules of the Nasdaq Stock Market or any other exchange or marketplace on which the Company’s stock is listed or traded (the “Exchange”).

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(h)         No Reload Options.    No Option granted under the Plan shall contain any provision entitling the Participant to the automatic grant of additional Options in connection with any exercise of the original Option.

(i)          No Dividend Equivalents.    No Option shall provide for the payment or accrual of dividend equivalents.

6.           Stock Appreciation Rights

(a)         General.    The Board may grant Awards consisting of stock appreciation rights (“SARs”) entitling the holder, upon exercise, to receive an amount of Common Stock or cash or a combination thereof (such form to be determined by the Board) determined by reference to appreciation, from and after the date of grant, in the fair market value of a share of Common Stock (valued in the manner determined or approved by the Board) over the measurement price established pursuant to Section 6(b). The date as of which such appreciation is determined shall be the exercise date.

(b)         Measurement Price.    The Board shall establish the measurement price of each SAR and specify it in the applicable SAR agreement. The measurement price shall not be less than 100% of the Grant Date Fair Market Value (as defined in Section 5(c)) of the Common Stock on the date the SAR is granted; provided that if the Board approves the grant of an SAR effective as of a future date, the measurement price shall be not less than 100% of the Grant Date Fair Market Value on such future date.

(c)         Duration of SARs.    Each SAR shall be exercisable at such times and subject to such terms and conditions as the Board may specify in the applicable SAR agreement; provided, however, that no SAR will be granted with a term in excess of 10 years.

(d)         Exercise of SARs.    SARs may be exercised by delivery to the Company of a notice of exercise in a form (which may be electronic) approved by the Company, together with any other documents required by the Board.

(e)         Limitation on Repricing.    Unless such action is approved by the Company’s stockholders, the Company may not (except as provided for under Section 9): (1) amend any outstanding SAR granted under the Plan to provide a measurement price per share that is lower than the then-current measurement price per share of such outstanding SAR, (2) cancel any outstanding SAR (whether or not granted under the Plan) and grant in substitution therefor new Awards under the Plan (other than Awards granted pursuant to Section 4(b)) covering the same or a different number of shares of Common Stock and having an exercise or measurement price per share lower than the then-current measurement price per share of the cancelled SAR, (3) cancel in exchange for a cash payment any outstanding SAR with a measurement price per share above the then-current fair market value of the Common Stock (valued in the manner determined or approved by the Board) or (4) take any other action under the Plan that constitutes a “repricing” within the meaning of the rules of the Exchange.

(f)          No Reload SARs.    No SAR granted under the Plan shall contain any provision entitling the Participant to the automatic grant of additional SARs in connection with any exercise of the original SAR.

(g)         No Dividend Equivalents.    No SAR shall provide for the payment or accrual of dividend equivalents.

7.           Restricted Stock; Restricted Stock Units

(a)         General.    The Board may grant Awards entitling recipients to acquire shares of Common Stock (“Restricted Stock”), subject to the right of the Company to repurchase all or part of such shares at their issue price or other stated or formula price (or to require forfeiture of such shares if issued at no cost) from the recipient in the event that conditions specified by the Board in the applicable Award are not satisfied prior to the end of the applicable restriction period or periods established by the Board for such Award. The Board may also grant Awards entitling the recipient to receive shares of Common Stock or cash to be delivered as soon as practicable after the time such Award vests or on a deferred basis (“Restricted Stock Units”) (Restricted Stock and Restricted Stock Units are each referred to herein as a “Restricted Stock Award”).

(b)         Terms and Conditions for All Restricted Stock Awards.    The Board shall determine the terms and conditions of a Restricted Stock Award, including the conditions for vesting and repurchase (or forfeiture) and the issue price, if any.

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(c)         Additional Provisions Relating to Restricted Stock.

(1)         Dividends.    Any dividends (whether paid in cash, stock or property) declared and paid by the Company with respect to shares of Restricted Stock (“Unvested Dividends”) shall be paid to the Participant only if and when such shares become free from the restrictions on transferability and forfeitability that apply to such shares. Each payment of Unvested Dividends will be made no later than the end of the calendar year in which the dividends are paid to stockholders of that class of stock or, if later, the 15th day of the third month following the lapsing of the restrictions on transferability and the forfeitability provisions applicable to the underlying shares of Restricted Stock. No interest will be paid on Unvested Dividends.

(2)         Stock Certificates/Issuance.    The Company may require that any stock certificates issued in respect of shares of Restricted Stock, as well as dividends or distributions paid on such Restricted Stock, shall be deposited in escrow by the Participant, together with a stock power endorsed in blank, with the Company (or its designee) or, alternatively, that such shares be issued in book entry only, in the name of the Participant with appropriate transfer and forfeiture restrictions. At the expiration of the applicable restriction periods, the Company (or such designee) shall deliver the certificates no longer subject to such restrictions (or, to the extent the Restricted Stock was issued in book entry, remove the restrictions) to the Participant or if the Participant has died, to such Participant’s Designated Beneficiary (as defined below).

(d)         Additional Provisions Relating to Restricted Stock Units.

(1)         Settlement.    Upon the vesting of and/or lapsing of any other restrictions with respect to each Restricted Stock Unit, the Participant shall be entitled to receive from the Company (i.e., settlement) the number of shares of Common Stock specified in the Award agreement or (if so provided in the applicable Award agreement or otherwise determined by the Board) an amount of cash equal to the fair market value (valued in the manner determined or approved by the Board) of such number of shares or a combination thereof. The Board may provide that settlement of Restricted Stock Units shall be deferred, on a mandatory basis or at the election of the Participant, in a manner that complies with Section 409A of the Code.

(2)         Voting Rights.    A Participant shall have no voting rights with respect to any Restricted Stock Units.

(3)         Dividend Equivalents.    The Award agreement for Restricted Stock Units may provide Participants with the right to receive an amount equal to any dividends or other distributions declared and paid on an equal number of outstanding shares of Common Stock (“Dividend Equivalents”). Dividend Equivalents may be settled in cash and/or shares of Common Stock, as provided in the Award agreement, and shall be subject to the same restrictions on transfer and forfeitability as the Restricted Stock Units with respect to which paid. No interest will be paid on Dividend Equivalents.

8.           Other Stock-Based Awards

(a)         General.    The Board may grant other Awards of shares of Common Stock, and other Awards that are valued in whole or in part by reference to, or are otherwise based on, shares of Common Stock or other property (“Other Stock-Based Awards”). Such Other Stock-Based Awards shall also be available as a form of payment in the settlement of other Awards granted under the Plan or as payment in lieu of, or in satisfaction of, compensation to which a Participant is otherwise entitled. Other Stock-Based Awards may be paid in shares of Common Stock or cash, as the Board shall determine.

(b)         Terms and Conditions.    Subject to the provisions of the Plan, the Board shall determine the terms and conditions of each Other Stock-Based Award, including any purchase price applicable thereto.

(c)         Dividend Equivalents.    The Award agreement for an Other Stock-Based Award may provide Participants with the right to receive Dividend Equivalents. Dividend Equivalents will be credited to an account for the Participant, may be settled in cash and/or shares of Common Stock as set forth in the Award agreement and shall be subject to the same restrictions on transfer and forfeitability as the Other Stock-Based Award with respect to which paid. No interest will be paid on Dividend Equivalents.

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9.           Adjustments for Changes in Common Stock and Certain Other Events

(a)         Changes in Capitalization.    In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of Common Stock other than an ordinary cash dividend, (i) the number and class of shares available under the Plan, and the number and class of shares available for issuance under the Plan that may be issued as Incentive Stock Options under the Plan, (ii) the share counting rules set forth in Section 4(a), (iii) the number, class, exercise, measurement or purchase price and any other per share related provisions of shares subject to each outstanding Award, and (iv) any performance goals applicable to an Award, shall be equitably adjusted by the Company (or substituted Awards may be made, if applicable) in the manner determined by the Board. Without limiting the generality of the foregoing, in the event the Company effects a split of the Common Stock by means of a stock dividend and the exercise price of and the number of shares subject to an outstanding Option are adjusted as of the date of the distribution of the dividend (rather than as of the record date for such dividend), then an optionee who exercises an Option between the record date and the distribution date for such stock dividend shall be entitled to receive, on the distribution date, the stock dividend with respect to the shares of Common Stock acquired upon such Option exercise, notwithstanding the fact that such shares were not outstanding as of the close of business on the record date for such stock dividend.

(b)         Reorganization Events.

(1)         Definition.    A “Reorganization Event” shall mean: (a) any merger or consolidation of the Company with or into another entity as a result of which all of the Common Stock of the Company is converted into or exchanged for the right to receive cash, securities or other property or is cancelled, (b) any transfer or disposition of all of the Common Stock of the Company for cash, securities or other property pursuant to a share exchange or other transaction or (c) any liquidation or dissolution of the Company.

(2)         Consequences of a Reorganization Event on Awards Other than Restricted Stock.

(A)        In connection with a Reorganization Event, the Board may take any one or more of the following actions as to all or any (or any portion of) outstanding Awards other than Restricted Stock on such terms as the Board determines (except to the extent specifically provided otherwise in an applicable Award agreement, another agreement between the Company and the Participant or another Company plan):

(i) provide that Awards shall be assumed, or substantially equivalent awards shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof),

(ii) upon written notice to a Participant, provide that unvested Awards will be forfeited immediately prior to the consummation of such Reorganization Event and/or that unexercised Awards will terminate immediately prior to the consummation of such Reorganization Event unless exercised by the Participant (to the extent then exercisable) within a specified period following the date of such notice,

(iii) provide that Awards shall become exercisable, realizable or deliverable, or restrictions applicable to an Award shall lapse, in whole or in part prior to or upon such Reorganization Event,

(iv)  make or provide for a payment, in such form (which may include, without limitation, cash, cash equivalents, and/or securities of the acquiring or succeeding corporation (or an affiliate thereof)) as may be determined by the Board, to Participants with respect to an Award held by a Participant equal in value to (A) the number of shares of Common Stock subject to the vested portion of the Award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such Reorganization Event) multiplied by (B) the excess, if any, of (I) the amount of cash and/or value, as determined by the Board in its discretion, of any non-cash consideration per share of Common Stock to be received by holders of Common Stock as a result of the Reorganization Event (the “Acquisition Price”) over (II) the exercise, measurement or purchase price of such Award and any applicable tax withholdings, in exchange for the termination of such Award, provided that any escrow, holdback, earn out or similar provisions in the definitive agreement governing the Reorganization Event may, as determined by the Board, apply to such payment to the same extent and in the same manner as such provisions apply to holders of Common Stock, and provided further that if the Acquisition Price does not exceed the exercise price of such Award, then the Award shall be cancelled without any payment of consideration therefor,

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(v) provide that, in connection with a liquidation or dissolution of the Company, Awards shall convert into the right to receive liquidation proceeds (if applicable, net of the exercise, measurement or purchase price thereof and any applicable tax withholdings), and

(vi) any combination of the foregoing.

In taking any of the actions permitted under this Section 9(b)(2)(A), the Board shall not be obligated by the Plan to treat all Awards, all Awards held by a Participant, or all Awards of the same type, identically.

(B)         Notwithstanding the terms of Section 9(b)(2)(A), in the case of outstanding Restricted Stock Units that are subject to Section 409A of the Code: (i) if the applicable Restricted Stock Unit agreement provides that the Restricted Stock Units shall be settled upon a “change in control event” within the meaning of Treasury Regulation Section 1.409A-3(i)(5)(i), and the Reorganization Event constitutes such a “change in control event”, then no assumption or substitution shall be permitted pursuant to Section 9(b)(2)(A)(i) and the Restricted Stock Units shall instead be settled in accordance with the terms of the applicable Restricted Stock Unit agreement; and (ii) the Board may only undertake the actions set forth in clauses (iii), (iv) or (v) of Section 9(b)(2)(A) if the Reorganization Event constitutes a “change in control event” as defined under Treasury Regulation Section 1.409A-3(i)(5)(i) and such action is permitted or required by Section 409A of the Code; if the Reorganization Event is not a “change in control event” as so defined or such action is not permitted or required by Section 409A of the Code, and the acquiring or succeeding corporation does not assume or substitute the Restricted Stock Units pursuant to clause (i) of Section 9(b)(2)(A), then the unvested Restricted Stock Units shall terminate immediately prior to the consummation of the Reorganization Event without any payment in exchange therefor.

(C)         For purposes of Section 9(b)(2)(A)(i), an Award (other than Restricted Stock) shall be considered assumed if, following consummation of the Reorganization Event, such Award confers the right to purchase or receive pursuant to the terms of such Award, for each share of Common Stock subject to the Award immediately prior to the consummation of the Reorganization Event, the consideration (whether cash, securities or other property) received as a result of the Reorganization Event by holders of Common Stock for each share of Common Stock held immediately prior to the consummation of the Reorganization Event (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Common Stock); provided, however, that if the consideration received as a result of the Reorganization Event is not solely common stock of the acquiring or succeeding corporation (or an affiliate thereof), the Company may, with the consent of the acquiring or succeeding corporation, provide for the consideration to be received upon the exercise or settlement of the Award to consist solely of such number of shares of common stock of the acquiring or succeeding corporation (or an affiliate thereof) that the Board determines to be equivalent in value (as of the date of such determination or another date specified by the Board) to the per share consideration received by holders of outstanding shares of Common Stock as a result of the Reorganization Event.

(D)        The Board may impose a limitation on the ability of Participants holding Options and/or SARs to exercise their Awards for the minimum number of days prior to the closing of the Reorganization Event as is reasonably necessary to facilitate the orderly closing of the Reorganization Event. The Company shall provide reasonable notice to Participants of any such limitation on exercise.

(3)         Consequences of a Reorganization Event on Restricted Stock.    Upon the occurrence of a Reorganization Event other than a liquidation or dissolution of the Company, the repurchase and other rights of the Company with respect to outstanding Restricted Stock shall inure to the benefit of the Company’s successor and shall, unless the Board determines otherwise, apply to the cash, securities or other property which the Common Stock was converted into or exchanged for pursuant to such Reorganization Event in the same manner and to the same extent as they applied to such Restricted Stock; provided, however, that the Board may either provide for termination or deemed satisfaction of such repurchase or other rights under the instrument evidencing any Restricted Stock or any other agreement between a Participant and the Company, either initially or by amendment, or provide for forfeiture of such Restricted Stock if issued at no cost. Upon the occurrence of a Reorganization Event involving the liquidation or dissolution of the Company, except to the extent specifically provided to the contrary in the instrument evidencing any Restricted Stock or any other agreement between a Participant and the Company, all restrictions and conditions on all Restricted Stock then outstanding shall automatically be deemed terminated or satisfied.

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10.         General Provisions Applicable to Awards

(a)         Transferability of Awards.    Awards shall not be sold, assigned, transferred, pledged or otherwise encumbered by a Participant, either voluntarily or by operation of law, except by will or the laws of descent and distribution or, other than in the case of an Incentive Stock Option, pursuant to a qualified domestic relations order, and, during the life of the Participant, shall be exercisable only by the Participant; provided, however, that, except with respect to Awards subject to Section 409A and Incentive Stock Options, the Board may permit or provide in an Award for the gratuitous transfer of the Award by the Participant to or for the benefit of any immediate family member, family trust or other entity established for the benefit of the Participant and/or an immediate family member thereof if the Company would be eligible to use a Form S-8 under the Securities Act for the registration of the sale of the Common Stock subject to such Award to such proposed transferee; provided further, that the Company shall not be required to recognize any such permitted transfer until such time as such permitted transferee shall, as a condition to such transfer, deliver to the Company a written instrument in form and substance satisfactory to the Company confirming that such transferee shall be bound by all of the terms and conditions of the Award. References to a Participant, to the extent relevant in the context, shall include references to authorized transferees. For the avoidance of doubt, nothing contained in this Section 10(a) shall be deemed to restrict a transfer to the Company.

(b)         Documentation.    Each Award shall be evidenced in such form (written, electronic or otherwise) as the Board shall determine. Each Award may contain terms and conditions in addition to those set forth in the Plan.

(c)         Termination of Status.    The Board shall determine the effect on an Award of the disability, death, termination or other cessation of employment or service, authorized leave of absence or other change in the employment or other service status of a Participant and the extent to which, and the period during which, the Participant, or the Participant’s legal representative, conservator, guardian or Designated Beneficiary, may exercise rights or receive any benefits under an Award. “Designated Beneficiary” means (i) the beneficiary designated, in a manner determined by the Board, by a Participant to receive amounts due or exercise rights of the Participant in the event of the Participant’s death or (ii) in the absence of an effective designation by a Participant, the Participant’s estate.

(d)         Withholding.    The Participant must satisfy all applicable federal, state, and local or other income and employment tax withholding obligations before the Company will deliver stock certificates or otherwise recognize ownership of Common Stock under an Award. The Company may elect to satisfy the withholding obligations through additional withholding on salary or wages. If the Company elects not to or cannot withhold from other compensation, the Participant must pay the Company the full amount, if any, required for withholding or have a broker tender to the Company cash equal to the withholding obligations. Payment of withholding obligations is due before the Company will issue any shares on exercise, vesting or release from forfeiture of an Award or at the same time as payment of the exercise or purchase price, unless the Company determines otherwise. If provided for in an Award or approved by the Board, a Participant may satisfy the tax obligations in whole or in part by delivery (either by actual delivery or attestation) of shares of Common Stock, including shares retained from the Award creating the tax obligation, valued at their fair market value (valued in the manner determined or approved by the Company); provided, however, except as otherwise provided by the Board, that the total tax withholding where stock is being used to satisfy such tax obligations cannot exceed the Company’s minimum statutory withholding obligations (based on minimum statutory withholding rates for federal, state and local tax purposes, including payroll taxes, that are applicable to such supplemental taxable income), except that, to the extent that the Company is able to retain shares of Common Stock having a fair market value (determined by, or in a manner approved by, the Company) that exceeds the statutory minimum applicable withholding tax without financial accounting implications or the Company is withholding in a jurisdiction that does not have a statutory minimum withholding tax, the Company may retain such number of shares of Common Stock (up to the number of shares having a fair market value equal to the maximum individual statutory rate of tax (determined by, or in a manner approved by, the Company)) as the Company shall determine to be necessary to satisfy the tax liability associated with any Award. Shares used to satisfy tax withholding requirements cannot be subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements.

(e)         Amendment of Award.    Except as otherwise provided in Sections 5(g) and 6(e) with respect to repricings and Section 11(d) with respect to actions requiring stockholder approval, the Board may amend, modify or terminate any outstanding Award, including but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or realization, and converting an Incentive Stock Option to a Nonstatutory Stock Option. The Participant’s consent to such action shall be required unless (i) the Board determines that the action, taking into account any related action, does not materially and adversely affect the Participant’s rights under the Plan or (ii) the change is permitted under Section 9.

Annex C-9

(f)          Conditions on Delivery of Stock. The Company will not be obligated to deliver any shares of Common Stock pursuant to the Plan or to remove restrictions from shares previously issued or delivered under the Plan until (i) all conditions of the Award have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company’s counsel, all other legal matters in connection with the issuance and delivery of such shares have been satisfied, including any applicable securities laws and regulations and any applicable stock exchange or stock market rules and regulations and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations.

(g)         Acceleration.    The Board may at any time provide that any Award shall become immediately exercisable in whole or in part, free from some or all restrictions or conditions, or otherwise realizable in whole or in part, as the case may be.

11.         Miscellaneous

(a)         No Right To Employment or Other Status.    No person shall have any claim or right to be granted an Award by virtue of the adoption of the Plan, and the grant of an Award shall not be construed as giving a Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan, except as expressly provided in the applicable Award.

(b)         No Rights As Stockholder.    Subject to the provisions of the applicable Award, no Participant or Designated Beneficiary shall have any rights as a stockholder with respect to any shares of Common Stock to be issued with respect to an Award until becoming the record holder of such shares.

(c)         Clawback.    In accepting an Award under the Plan, a Participant agrees to be bound by any clawback policy the Company has in effect or may adopt in the future, including, without limitation Verde Bioresins, Corp.’s Incentive Based Compensation Recoupment Policy adopted in accordance with stock exchange listing requirements (or any successor policy). The Participant agrees that in the event it is determined in accordance with any such policy that any Award granted under the Plan (including any dividends, Unvested Dividends or Dividend Equivalents paid with respect thereto), any shares of Common Stock issued upon exercise or settlement thereof (including securities or other property received therefor), or any other proceeds from the exercise or settlement of such Award or the sale of such shares of Common Stock or any other compensation subject to such policy must be forfeited or reimbursed to the Company, the Participant will promptly take any action necessary to effectuate such forfeiture and/or reimbursement as determined by the Company.

(d)         Effective Date and Term of Plan.    The Plan shall become effective, subject to stockholder approval, upon the Closing (the date on which the Closing occurs, “Effective Date”). No Awards shall be granted under the Plan after the expiration of 10 years from the Effective Date, but Awards previously granted may extend beyond that date.

(e)         Amendment of Plan.    The Board may amend, suspend or terminate the Plan or any portion thereof at any time provided that no amendment that would require stockholder approval under the rules of the Exchange may be made effective unless and until the Company’s stockholders approve such amendment. In addition, if at any time the approval of the Company’s stockholders is required as to any other modification or amendment under Section 422 of the Code or any successor provision with respect to Incentive Stock Options, the Board may not effect such modification or amendment without such approval. Unless otherwise specified in the amendment, any amendment to the Plan adopted in accordance with this Section 11(d) shall apply to, and be binding on the holders of, all Awards outstanding under the Plan at the time the amendment is adopted, provided the Board determines that such amendment, taking into account any related action, does not materially and adversely affect the rights of Participants under the Plan. No Award shall be made that is conditioned upon stockholder approval of any amendment to the Plan unless the Award provides that (i) it will terminate or be forfeited if stockholder approval of such amendment is not obtained within no more than 12 months from the date of grant and (ii) it may not be exercised or settled (or otherwise result in the issuance of Common Stock) prior to such stockholder approval.

(f)          Authorization of Sub-Plans (including for Grants to non-U.S. Employees).    The Board may from time to time establish one or more sub-plans under the Plan for purposes of satisfying applicable securities, tax or other laws of various jurisdictions. The Board shall establish such sub-plans by adopting supplements to the Plan containing (i) such limitations on the Board’s discretion under the Plan as the Board deems necessary or desirable or

Annex C-10

(ii) such additional terms and conditions not otherwise inconsistent with the Plan as the Board shall deem necessary or desirable. All supplements adopted by the Board shall be deemed to be part of the Plan, but each supplement shall apply only to Participants within the affected jurisdiction and the Company shall not be required to provide copies of any supplement to Participants in any jurisdiction which is not the subject of such supplement.

(g)         Compliance with Section 409A.    If and to the extent (i) any portion of any payment, compensation or other benefit provided to a Participant in connection with such Participant’s employment termination constitutes “nonqualified deferred compensation” within the meaning of Section 409A and (ii) the Participant is a specified employee as defined in Section 409A(a)(2)(B)(i) of the Code, in each case as determined by the Company in accordance with its procedures, by which determinations the Participant (through accepting the Award) agrees to be bound, such portion of the payment, compensation or other benefit shall not be paid before the day that is six months plus one day after the date of “separation from service” (as determined under Section 409A) (the “New Payment Date”), except as Section 409A may then permit. The aggregate of any payments that otherwise would have been paid to the Participant during the period between the date of separation from service and the New Payment Date shall be paid to the Participant in a lump sum on such New Payment Date, and any remaining payments will be paid on their original schedule.

The Company makes no representations or warranty and shall have no liability to the Participant or any other person if any provisions of or payments, compensation or other benefits under the Plan are determined to constitute nonqualified deferred compensation subject to Section 409A but do not to satisfy the conditions of that section.

(h)         Limitations on Liability.    Notwithstanding any other provisions of the Plan, no individual acting as a director, officer, employee or agent of the Company will be liable to any Participant, former Participant, spouse, beneficiary, or any other person for any claim, loss, liability, or expense incurred in connection with the Plan, nor will such individual be personally liable with respect to the Plan because of any contract or other instrument such individual executes in the capacity of a director, officer, employee or agent of the Company. The Company will indemnify and hold harmless each director, officer, employee or agent of the Company to whom any duty or power relating to the administration or interpretation of the Plan has been or will be delegated, against any cost or expense (including attorneys’ fees) or liability (including any sum paid in settlement of a claim with the Board’s approval) arising out of any act or omission to act concerning the Plan unless arising out of such person’s own fraud or bad faith.

(i)          Governing Law.    The provisions of the Plan and all Awards made hereunder shall be governed by and interpreted in accordance with the laws of the State of Delaware, excluding choice-of-law principles of the law of such state that would require the application of the laws of a jurisdiction other than the State of Delaware.

Annex C-11

Annex D

**CONFIDENTIAL**

October 19, 2024

Nxu, Inc.

1828 North Higley Road, Suite 116

Mesa, AZ 85205

Members of the Nxu, Inc. Board of Directors:

We understand that Nxu, Inc. (“Acquiror”), proposes to enter into an Agreement and Plan of Merger (the “Agreement”) by and among Acquiror, NXU, Inc. (“Acquiror”), Nxu Merger Sub, Inc., a Delaware corporation (“Merger Sub I”), Nxu Merger Sub, LLC, a Delaware limited liability company (“Merger Sub II”, and together with Merger Sub I, the “Merger Subs”) and Verde Bioresins, Inc., a Delaware corporation (the “Company”). At the First Merger Effective Time, Merger Sub I will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly-owned Subsidiary of Acquiror (the Company, in its capacity as the surviving corporation of the Merger, is referred to as the “Surviving Corporation”). Promptly following the First Merger, the Surviving Corporation shall merge (the “Second Merger” and together with the First Merger, the “Merger”) with and into Merger Sub II (which Acquiror shall form prior to the Closing for the sole purpose of the Second Merger) pursuant to the terms of an agreement and plan of merger, which shall be in form and substance reasonably satisfactory to each of the Company and Acquiror, whereupon the separate corporate existence of the Surviving Corporation shall cease, and Merger Sub II shall be the surviving entity of such merger (the “Final Surviving Company”). In connection with the Merger, each share of Company Common Stock issued and outstanding immediately prior to the First Merger Effective Time, other than any Cancelled Shares and Dissenting Shares, shall be automatically converted into the right to receive the number of shares of duly authorized, validly issued, fully paid and nonassessable shares of Acquiror Common Stock equal to the Exchange Ratio (the “Closing Merger Consideration”). For purposes of calculating the Exchange Ratio, the Acquiror Enterprise Value shall equal $16,154,600 and the Company Enterprise Value shall equal $306,937,395.

In connection with the Transactions, Humanitario Capital LLC (“Humanitario”), the controlling stockholder of the Company, will enter into a Support Agreement (the “Company Support Agreement”) with Acquiror and the Company pursuant to which, among other things, Humanitario will agree to execute and deliver a consent constituting the Company Stockholder Approvals. Contemporaneously with the execution and delivery of the Agreement, in connection with the Transactions, certain stockholders of Acquiror, Acquiror and the Company have entered into a Support Agreement (the “Acquiror Support Agreement” and together with the Company Support Agreements, the “Support Agreements”), pursuant to which, among other things, such stockholders agreed to vote in favor of the adoption of the Agreement and the consummation of the Transactions. In connection with the Transactions, within ten (10) Business Days after the Registration Statement is declared effective under the Securities Act, Humanitario shall enter into a voting trust agreement (the “Voting Trust Agreement”) with an independent trustee (the “Voting Trustee”), pursuant to which Humanitario will transfer and assign to the Voting Trustee all of the Closing Merger Consideration received by Humanitario pursuant to the terms of the Agreement, in each case, upon the terms and subject to the conditions set forth in the Voting Trust Agreement and the Support Agreement (the “Voting Trust Transfer”). Contemporaneously with the Closing, in connection with the Transactions, Acquiror, the Company, and certain Company Stockholders who will receive Acquiror Common Stock pursuant the Agreement, will enter into the Registration Rights Agreement.

The terms and conditions of the Merger are more fully set forth in the Agreement. Any term not otherwise defined in this letter shall have the meaning ascribed to it in the Agreement.

Annex D-1

**CONFIDENTIAL**

You have requested our opinion as to the fairness, from a financial point of view, to Acquiror of the Company Enterprise Value used for the Closing Merger Consideration. We have not been requested to opine as to, and our opinion does not in any manner address, the underlying business decision to proceed with or effect the Merger.

In connection with our review of the Merger, and in arriving at our opinion, we have among other things:

1.      Reviewed a draft of the Agreement provided to us by Acquiror on September 26, 2024, and confirmed with Acquiror on October 18, 2024 that the terms of such draft had not materially changed since September 26, 2024;

2.      Reviewed projected financials for Acquiror on a stand-alone basis for the fiscal years ended December 31, 2024 and December 31, 2025 prepared by Maxim Group’s equity research and confirmed by Acquiror (the “Acquiror Projections”);

3.      Reviewed financial projections for the Company on a stand-alone basis for the fiscal years ended December 31, 2024 through December 31, 2028 prepared and furnished to us by management of the Company (the “Company Projections”);

4.      Analyzed public information with respect to certain other companies in lines of business that we believe to be comparable to Acquiror and the Company, in whole or in part, which included an examination of current public market prices and resulting valuation statistics;

5.      Reviewed the financial terms, to the extent publicly available, of certain other Mergers involving the acquisition of companies we believe to be comparable to Acquiror and the Company, in whole or in part;

6.      Performed a discounted cash flow analysis of the Company on standalone basis based on Company Projections;

7.      Discussed with the managements of the Company and the Acquiror regarding certain aspects of the Merger, the business, financial condition and prospects of the Company and the Acquiror, respectively, the effect of the Merger on the business, financial condition and prospects of the Company and the Acquiror, respectively, and certain other matters that we deemed relevant; and

8.      Performed other research and analysis and considered such other factors as we deemed appropriate.

In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary and appropriate in arriving at our opinion.

We have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by or for us by Acquiror, the Company and/or Humanitario. We have further assumed that the financial information provided has been prepared on a reasonable basis in accordance with past management practice of the Acquiror and the Company, and that management of neither Acquiror nor the Company is aware of any information or facts that would make any information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, that such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the management of Acquiror and the Company as to the expected future results of operations and financial condition of each company and have not evaluated or otherwise tested such financial forecasts, estimates and other forward-looking information or the underlying assumptions. We express no opinion as to any such financial forecasts, estimates or forward-looking information or the assumptions on which they were based.

In connection with our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us. Our opinion does not address any legal, regulatory, tax or accounting issues.

Annex D-2

**CONFIDENTIAL**

In arriving at our opinion, we have assumed that the Agreement will be in all material respects identical to the last draft of each such Agreement reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties set forth in the Agreement and all related documents and instruments that are referred to therein are true and correct, (ii) each party to the Agreement will fully and timely perform all of the covenants and agreements required to be performed by such party thereunder, (iii) the Merger will be consummated pursuant to the terms of the Agreement without amendment of any term or condition thereof the effect of which would be in any way meaningful to our analysis, and (iv) all conditions to the consummation of the Merger will be satisfied without waiver by any party of any conditions or obligations thereunder the effect of which would be in any way meaningful to our analysis. Additionally, we have assumed that all the necessary regulatory approvals and third-party consents required for the Merger will be obtained in a manner that will not adversely affect Acquiror or the contemplated benefits of the Merger to Acquiror.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent, or other) of Acquiror or the Company, and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of Acquiror or the Company under any state or federal law relating to bankruptcy, insolvency, or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We were not requested to opine, and no opinion is hereby rendered, as to whether any analyses of Acquiror or the Company, other than as a going concern, is appropriate in the circumstances and, accordingly, we have performed no such analyses. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Acquiror, the Company, or any of their respective affiliates is a party or may be subject, and at the direction of Acquiror and with its consent, our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to any change in the price at which shares of Acquiror’s common stock may trade following announcement of the Merger or at any future time after the date hereof. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

We, as a customary part of our investment banking business, engage in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and other valuations for estate, corporate, and other purposes. We will receive a fee from Acquiror for providing this opinion. This opinion fee is not contingent upon the consummation of the Merger. Further, Acquiror has agreed to reimburse our expenses and indemnify us against certain liabilities that may arise in relation to our engagement. In the ordinary course of our business, we and our affiliates may actively trade securities of Acquiror for our own account or the account of our customers and, accordingly, we may at any time hold a long or short position in such securities. We have not performed financial advisory or investment banking services for Acquiror in the past. In the future, we may provide other financial advisory and investment banking services to Acquiror for which we would expect to receive compensation. We have not performed material financial advisory or investment banking services for Acquiror, the Company or Humanitario during the past two years.

Consistent with applicable legal and regulatory requirements, Lake Street Capital Markets, LLC has adopted policies and procedures to establish and maintain the independence of our research departments and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Acquiror and the Merger that differ from the views of our investment banking personnel.

This opinion is furnished pursuant to our engagement letter dated May 22, 2024. This opinion is directed to the Board of Directors of Acquiror for its use in connection with its consideration of the Merger and is not intended to be and does not constitute a recommendation to the shareholders of Acquiror. This opinion shall not be published or otherwise used, nor shall any public references to us be made, without our prior written approval. This opinion has been approved for issuance by the Lake Street Capital Markets, LLC Fairness Opinion Committee.

Annex D-3

**CONFIDENTIAL**

This opinion addresses only the fairness, from a financial point of view, to Acquiror of the Company Enterprise Value used for the Closing Merger Consideration and we express no opinion as to the fairness of any consideration paid in connection with the Merger to the holders of any class of securities, creditors or other constituencies of the Acquiror. Furthermore, we express no opinion as to any other aspect or implication (financial or otherwise) of the Merger, or any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received by or otherwise payable to any officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Closing Merger Consideration or otherwise. Our opinion does not constitute a recommendation that Acquiror should complete the Merger. We have not been requested to opine as to, and our opinion does not in any manner address the relative merits of the Merger in comparison to any alternatives to the Merger, Acquiror’s underlying decision to proceed with the Merger, or any other aspect of the Merger, or alternatives to the Merger available to Acquiror.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion as of the date hereof that the Company Enterprise Value used for the Closing Merger Consideration is fair, from a financial point of view, to Acquiror.

Sincerely,

Lake Street Capital Markets, LLC

Annex D-4

Annex E

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

§ 262. Appraisal rights [For application of this section, see 81 Del. Laws, c. 354, § 17; 82 Del. Laws, c. 45, § 23; 82 Del. Laws, c. 256, § 24; 83 Del. Laws, c. 377, § 22; and 84 Del. Laws, c. 98, § 16].

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

Annex E-1

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) [Repealed.]

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of

Annex E-2

such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal

Annex E-3

proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this

Annex E-4

subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k) Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

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(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

8 Del. C. 1953, §   262;  56 Del. Laws, c. 50;  56 Del. Laws, c. 186, §   24;  57 Del. Laws, c. 148, §§   27-29;  59 Del. Laws, c. 106, §   12;  60 Del. Laws, c. 371, §§   3-12;  63 Del. Laws, c. 25, §   14;  63 Del. Laws, c. 152, §§   1, 2;  64 Del. Laws, c. 112, §§   46-54;  66 Del. Laws, c. 136, §§   30-32;  66 Del. Laws, c. 352, §   9;  67 Del. Laws, c. 376, §§   19, 20;  68 Del. Laws, c. 337, §§   3, 4;  69 Del. Laws, c. 61, §   10;  69 Del. Laws, c. 262, §§   1-9;  70 Del. Laws, c. 79, §   16;  70 Del. Laws, c. 186, §   1;  70 Del. Laws, c. 299, §§   2, 3;  70 Del. Laws, c. 349, §   22;  71 Del. Laws, c. 120, §   15;  71 Del. Laws, c. 339, §§   49-52;  73 Del. Laws, c. 82, §   21;  76 Del. Laws, c. 145, §§   11-16;  77 Del. Laws, c. 14, §§   12, 13;  77 Del. Laws, c. 253, §§   47-50;  77 Del. Laws, c. 290, §§   16, 17;  79 Del. Laws, c. 72, §§   10, 11;  79 Del. Laws, c. 122, §§   6, 7;  80 Del. Laws, c. 265, §§ 8-11;  81 Del. Laws, c. 354, §§ 9, 10, 17;  82 Del. Laws, c. 45, § 15;  82 Del. Laws, c. 256, § 15;  83 Del. Laws, c. 377, § 9;  84 Del. Laws, c. 98, § 9;

Annex E-6

Annex F

SERIES B PREFERRED VOTING AGREEMENT

Voting Agreement and irrevocable proxy

Dated October 23, 2024

This Voting Agreement and Irrevocable Proxy (this “Agreement”) is entered into as of the date set forth above by and between the Stockholder set forth on the signature pages hereof (the “Holder”) and Nxu, Inc., a Delaware corporation (the “Corporation”).

Whereas, the Corporation has issued, or will issue, a share of Series B Preferred Stock to the Stockholder, and in exchange therefor, the Stockholder has agreed to the covenants and proxy set forth herein.

Now, therefore, in consideration of the mutual covenants and agreements contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto hereby agree as follows:

Section 1. Voting Covenants.

(a)         For purposes of this Agreement, “Special Action” means each proposal, act and transaction (including without limitation any amendment or restatement of the Certificate of Incorporation of the Corporation, but excluding the election of directors) submitted for stockholder approval at or in connection with any special meeting of stockholders of the Corporation (including any adjournment, postponement or rescheduling thereof) called for the purpose of (among other things) approving a transaction among the Corporation, Nxu Merger Sub, Inc., Mxu Merger Sub, LLC and Verde Bioresins, Inc.

(b)         The Holder agrees that such Holder shall cast all of the votes to which he or she is entitled by reason of holding the Series B Preferred Stock:

(i)          “For” a Special Action if the votes cast “for” such Special Action by the holders of Class A Common Stock and Class B Common Stock exceed the votes cast “against” such Special Action by the holders of Class A Common Stock and Class B Common Stock; and

(ii)         “Against” a Special Action if the votes cast “against” such Special Action by the holders of Class A Common Stock and Class B Common Stock exceed the votes cast “for” such Special Action by the holders of Class A Common Stock and Class B Common Stock.

For the avoidance of doubt, the following shall not constitute votes cast “for” or “against”: (x) abstentions, (y) broker non-votes and (z) shares that are not present in person or by proxy at a stockholder meeting.

(c)         With respect to the election of directors, the Holder may cast 100 of the votes to which he or she is entitled by reason of holding the Series B Preferred Stock in his or her sole discretion.

(d)         With respect to the balance of the votes on an election of directors and all other matters submitted for action by the stockholders of the Corporation that are not Special Actions, the Holder agrees that such Holder shall cast all of the votes to which he or she is entitled by reason of holding the Series B Preferred Stock in a manner that is proportionate to the manner in which all shares of Class A Common Stock and Class B Common Stock of the Corporation are voted with respect to such matters and nominees, such that, for any matter or nominee, the votes to which the Holder is entitled by reason of holding the Series B Preferred Stock shall reflect voting results with respect to “shares voted for” “shared voted against” “shares abstained” “shares withheld” “broker non-votes” and “shares not present at the meeting” proportionate to such aggregate voting results for shares of Class A Common Stock and Class B Common Stock.

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Section 2.            Irrevocable Proxy. The Holder hereby irrevocably grants to, and appoints, each director of the Corporation (each of whom may act alone) as such Holder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of the Holder to vote the Series B Preferred Stock as required herein, if the Holder purports to fail at any time to vote as required herein. The Holder hereby acknowledges that the proxy granted herein is coupled with an interest and is irrevocable.

Section 3.            Term. The voting covenants and irrevocable proxy set forth in this Agreement shall be effective until the redemption of the Series B Preferred Stock, even if such covenants and proxy remain effective for more than three years.

Section 4.            Other shares owned by Holder. For the avoidance of doubt, the provisions of this Agreement shall apply solely with respect to the Series B Preferred Stock and the voting power associated therewith and shall not apply to any other class or series of capital stock of the Corporation held by the Holder.

Section 5.            No Certificate. The Series B Preferred Stock shall be uncertificated.

Section 6.            Ownership and Transfer. The Holder may not directly or indirectly transfer the Series B Preferred Stock to any other person or entity without the prior approval of the Board of Directors (acting in its sole discretion). Any attempted transfer in violation of this paragraph shall be void and of no force or effect.

Section 7.            Governing Law. This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Delaware, regardless of any laws or legal principles that might otherwise govern under the applicable principles of conflicts of law thereof.

Section 8.            Severability. The provisions of this Agreement are severable, so that the invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

Section 9.            Forum. The Holder irrevocably consents to the personal jurisdiction of the Delaware Court of Chancery with respect to any dispute arising out of, relating to, or in connection with this Agreement and HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY SUCH DISPUTE. The Holder agrees to mailing of process or other papers to the Holder’s address as it appears on the records of the Corporation.

Section 10.          Amendment. Amendments to this Agreement shall be made only upon written approval by the Holder and the Corporation.

[Signature Pages Follow]

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In witness whereof, each party hereto has caused this Agreement to be executed as of the date first written above.

Nxu, Inc., a Delaware corporation
By:	/s/ Annie Pratt
Name: Annie Pratt
Title: President
STOCKHOLDER:
Mark Hanchett, an individual
/s/ Mark Hanchett

[Signature Page to Series B Preferred Stock Voting Agreement]

Annex F-3

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Officers and Directors

Section 145 of the DGCL authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer, or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145.

Nxu has adopted provisions in the Nxu Charter that limit or eliminate the personal liability of Nxu’s directors to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director will not be personally liable to Nxu or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for (i) any breach of the director’s duty of loyalty to Nxu or its stockholders, (ii) any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law, (iii) any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions, or (iv) any transaction from which the director derived an improper benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

The Nxu Charter provides that Nxu may indemnify, and advance expenses to, to the fullest extent permitted by law, any person wo was or is a part to or is threatened to be made a party to any threatened, pending or completed actin, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was a director, officer, employee or agent of Nxu, or is or was serving at the request of Nxu as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

In addition, the Nxu Bylaws provide that Nxu shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director or officer of Nxu, or, while a director or officer of Nxu, is or was serving at the request of Nxu as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Nxu, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

The Nxu Bylaws further provide that Nxu shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Nxu to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of Nxu, or, while a director or officer of Nxu, is or was serving at the request of Nxu as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Nxu; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to Nxu unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity by Nxu for such expenses which the Court of Chancery or such other court shall deem proper.

Any of the foregoing indemnification provisions (unless ordered by a court) shall be made by Nxu only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct described above, which determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of Nxu. To the extent, however, that a present or former director or officer of Nxu has been successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.

Expenses, including without limitation attorneys’ fees, incurred by a current or former director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding to which such person is a party or is threatened to be made a party or otherwise involved as a witness or otherwise by reason of the fact that such person is or was a director or officer of Nxu, or, while a director or officer of Nxu, is or was serving at the request of Nxu as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall be paid by Nxu in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such current or former director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by Nxu.

In addition, Nxu assumed certain customary indemnification agreements that Nxu’s predecessor, Atlis Motor Vehicles Inc., entered into with each of its directors and officers. The assumption of these agreements requires Nxu to indemnify these individuals to the fullest extent permitted under Delaware law and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Nxu purchased and maintains directors’ and officers’ liability insurance that insures Nxu’s directors and officers against the cost of defense, settlement or payment of a judgement in some circumstances and insures Nxu against its obligations to indemnify the directors and officers.

The foregoing is only a general summary of certain aspects of Delaware law and the Nxu Charter and the Nxu Bylaws dealing with indemnification of directors and officers and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of those sections of the DGCL referenced above and the Nxu Charter and the Nxu Bylaws.

Item 21. Exhibits and Financial Statement Schedules

(a)     Exhibit Index.    See the accompanying Exhibit Index for the list of exhibits filed with this registration statement on Form S-4, which is incorporated by reference.

(b)    Financial Statements.    See the accompanying Index to the Financial Statements for the financial statements filed with this registration statement on Form S-4, which is incorporated herein by reference.

Item 22. Undertakings

(a)     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof), which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act to any purchasers, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)

(1)    The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of this form.

(2)    The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)    The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e)     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

EXHIBIT INDEX

Exhibit No.	Description
2.1†

Agreement and Plan of Merger, dated as of October 23, 2024, among Nxu, Inc., Nxu Merger Sub, Inc., Nxu Merger Sub, LLC and Verde Bioresins, Inc. (incorporated by reference to Exhibit 2.1 to Nxu’s Current Report on Form 8-K filed with the SEC on October 24, 2024)

3.1	Certificate of Incorporation of Nxu, Inc. (incorporated by reference to Exhibit 3.1 of Nxu’s Form 10-K filed with the SEC on April 1, 2024)
3.2	Certificate of Amendment to the Certificate of Incorporation of Nxu, Inc., dated December 26, 2023 (incorporated by reference to Exhibit 3.2 of Nxu’s Form 8-K filed with the SEC on December 27, 2023)
3.3	Certificate of Amendment of Certificate of Incorporation of Nxu, Inc., dated August 16, 2024 (incorporated by reference to Exhibit 3.1 of Nxu’s Form 8-K filed with the SEC on August 16, 2024)
3.4

Certificate of Designations of Series A Convertible Preferred Stock of Nxu, Inc., dated December 22, 2023 (incorporated by reference to Exhibit 3.1 to Nxu’s Form 8-K filed with the SEC on December 27, 2023)

3.5	Certificate of Designations of Series B Preferred Stock of Nxu, Inc., dated August 16, 2024 (incorporated by reference to Exhibit 3.5 to Nxu’s Form 8-K filed with the SEC on December 27, 2023)
3.6	Bylaws of Nxu, Inc. (incorporated by reference to Exhibit 3.4 of Nxu’s Form 10-K filed with the SEC on April 1, 2024)
3.7	Amendment No. 1 to the Bylaws of Nxu, Inc. (incorporated by reference to Exhibit 3.1 of Nxu’s Form 8-K filed with the SEC on July 24, 2024)
3.8.1**

Amended and Restated Certificate of Incorporation of Ezonyx Bio Technologies, Inc., dated November 18, 2020 (incorporated by reference to Exhibit 3.8.1 to the Registration Statement on Form S-4/A filed with the SEC on January 10, 2025)

3.8.2**

Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Ezonyx Bio Technologies, Inc., dated February 5, 2021 (incorporated by reference to Exhibit 3.8.2 to the Registration Statement on Form S-4/A filed with the SEC on January 10, 2025)

3.8.3**

Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Verde Bioresins, Inc., dated September 18, 2024 (incorporated by reference to Exhibit 3.8.3 to the Registration Statement on Form S-4/A filed with the SEC on January 10, 2025)

3.9**	Amended and Restated Bylaws of Ezonyx Bio Technologies, Inc. (incorporated by reference to Exhibit 3.9 to the Registration Statement on Form S-4/A filed with the SEC on January 10, 2025)
4.1	Form of Senior Secured Original Issue 10% Discount Convertible Promissory Note (incorporated by reference to Exhibit 4.1 to Nxu’s Current Report on Form 8-K filed with the SEC on November 4, 2022)
4.2	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 to Nxu’s Current Report on Form 8-K filed with the SEC on November 4, 2022)
4.3	Form of Warrant Agency Agreement (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form S-1 filed with the SEC on February 10, 2023)
4.4	Form of Series A and Series B Class A Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.4 of Nxu’s Registration Statement on Form S-1 filed with the SEC on February 10, 2023)
4.5	Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.3 to Nxu’s Registration Statement on Form S-1 filed with the SEC on September 20, 2023)
4.6	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.5 to Nxu’s Registration Statement on Form S-1 filed with the SEC on October 10, 2023)
4.7	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.4 to Nxu’s Registration Statement on Form S-1 filed with the SEC on August 4, 2023)
4.8	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.4 to Nxu’s Registration Statement on Form S-1 filed with the SEC on July 10, 2023)
4.9	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.5 to Nxu’s Registration Statement on Form S-1 filed with the SEC on July 10, 2023)
4.10	Registration Rights Agreement, by and between the Company and the selling stockholder (incorporated by reference to Exhibit 10.2 of Nxu’s Form 8-K filed with the SEC on December 27, 2023)
4.11	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 of Nxu’s Form 8-K filed with the SEC on December 27, 2024)
4.12	Form of Series A Warrant (incorporated by reference to Exhibit 4.2 of Nxu’s Form 8-K filed with the SEC on December 27, 2024)

Exhibit No.	Description
4.13	Form of Series B Warrant (incorporated by reference to Exhibit 4.3 of Nxu’s Form 8-K filed with the SEC on December 27, 2024)
4.14

Registration Rights Agreement, dated as of December 26, 2024, by and among Nxu, Inc. and the Investors named therein (incorporated by reference to Exhibit 10.2 of Nxu’s Form 8-K filed with the SEC on December 27, 2024)

5.1*	Legal Opinion of Snell & Wilmer L.L.P.
10.1†

Amended Collaboration Agreement, dated July 28, 2022, between the Company and Australian Manufactured Vehicles (incorporated by reference to Exhibit 10.6 to Nxu’s Registration Statement on Form S-1 filed with the SEC on January 4, 2023)

10.2	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.7 to Nxu’s Registration Statement on Form S-1 filed with the SEC on January 4, 2023)
10.3	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Nxu’s Current Report on Form 8-K filed with the SEC on November 4, 2022)
10.4	Form of Amendment No. 1 to Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Nxu’s Current Report on Form 8-K filed with the SEC on January 6, 2023)
10.5	Form of Securities Agreement (incorporated by reference to Exhibit 10.2 to Nxu’s Current Report on Form 8-K filed with the SEC on November 4, 2022)
10.6	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to Nxu’s Current Report on Form 8-K filed with the SEC on November 4, 2022)
10.7	Form of Amendment No. 1 to Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to Nxu’s Current Report on Form 8-K filed with the SEC on January 6, 2023)
10.8	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.13 of the Registration Statement on Form S-1 filed with the SEC on February 10, 2023)
10.9

Share Exchange Agreement, dated as of December 27, 2023, by and between Nxu, Inc. and Lynks Motor Corporation (incorporated by reference to Exhibit 10.1 to Nxu’s Form 8-K filed with the SEC on December 27, 2023)

10.10+	Nxu, Inc. 2023 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to Nxu’s Registration Statement on Form S-4 filed with the SEC on April 17, 2023)
10.11

Share Purchase Agreement, dated as of June 25, 2021, among the Company, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (incorporated by reference to Exhibit 10.14 to Nxu’s Registration Statement on Form S-1 filed with the SEC on September 20, 2023)

10.12

Registration Rights Agreement, dated as of June 25, 2021, among the Company, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (incorporated by reference to Exhibit 10.15 to Nxu’s Registration Statement on Form S-1 filed with the SEC on September 20, 2023)

10.13

Letter Agreement Relating to Share Subscription Facility, dated as of September 19, 2023, among the Company, GEM Global Yield LLC SCS and GEM Yield Bahamas Limited (incorporated by reference to Exhibit 10.16 to Nxu’s Registration Statement on Form S-1 filed with the SEC on September 20, 2023)

10.14+

Board of Directors Agreement, dated May 11, 2023, between the Company and Britt Ide (incorporated by reference to Exhibit 10.1 to Nxu’s Amendment No. 1 to the Registration Statement on Form S-1, filed with the SEC on July 10, 2023)

10.15+

Board of Directors Agreement, dated May 11, 2023, between the Company and Caryn Nightengale (incorporated by reference to Exhibit 10.2 to Nxu’s Amendment No. 1 to the Registration Statement on Form S-1, filed with the SEC on July 10, 2023)

10.16+

Board of Directors Agreement, dated June 15, 2023, between the Company and Jessica Billingsley (incorporated by reference to Exhibit 10.3 to Nxu’s Amendment No. 1 to the Registration Statement on Form S-1, filed with the SEC on July 10, 2023)

10.17+

Employment Agreement, dated as of May 12, 2023, between the Company and Mark Hanchett (incorporated by reference to Exhibit 10.4 to Nxu’s Amendment No. 1 to the Registration Statement on Form S-1, filed with the SEC on July 10, 2023)

10.18+

Employment Agreement, dated as of May 12, 2023, between the Company and Annie Pratt (incorporated by reference to Exhibit 10.5 to Nxu’s Amendment No. 1 to the Registration Statement on Form S-1, filed with the SEC on July 10, 2023)

10.19+

Employment Agreement, dated as of May 12, 2023, between the Company and Apoorv Dwivedi (incorporated by reference to Exhibit 10.6 to Nxu’s Amendment No. 1 to the Registration Statement on Form S-1, filed with the SEC on July 10, 2023)

Exhibit No.	Description
10.20+	Employment Agreement, dated as of April 28, 2023, between the Company and Sarah Wyant (incorporated by reference to Exhibit 3.4 of Nxu’s Form 10-K filed with the SEC on April 1, 2024)
10.21+	Letter Agreement dated April 5, 2024 by and between the Company and Britt Ide (incorporated by reference to Exhibit 10.1 of Nxu’s Form 8-K filed with the SEC on April 5, 2024)
10.22+	Letter Agreement dated April 5, 2024 by and between the Company and Caryn Nightengale (incorporated by reference to Exhibit 10.2 of Nxu’s Form 8-K filed with the SEC on April 5, 2024)
10.23+	Letter Agreement dated April 5, 2024 by and between the Company and Jessica Billingsley (incorporated by reference to Exhibit 10.3 of Nxu’s Form 8-K filed with the SEC on April 5, 2024)
10.24+	Nxu, Inc. Amended and Restated 2023 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 of Nxu’s Form 8-K filed with the SEC on August 16, 2024)
10.25	Form of Nxu Support Agreement (incorporated by reference to Exhibit 10.1 of Nxu’s Form 8-K filed with the SEC on October 24, 2024)
10.26	Form of Verde Support Agreement (incorporated by reference to Exhibit 10.2 of Nxu’s Form 8-K filed with the SEC on October 24, 2024)
10.27	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 of Nxu’s Form 8-K filed with the SEC on October 24, 2024)
10.28

Voting Agreement and Irrevocable Proxy, dated as of October 23, 2024, by and between Nxu, Inc. and Mark Hanchett (incorporated by reference to Exhibit 10.4 of Nxu’s Form 8-K filed with the SEC on October 24, 2024)

10.29+

Form of Amendment to Employment Agreement, by and between Nxu, Inc. and each of Mark Hanchett and Annie Pratt (incorporated by reference to Exhibit 10.5 of Nxu’s Form 8-K filed with the SEC on October 24, 2024)

10.30+

Executive Employment Agreement, dated as of October 23, 2024, by and between Nxu, Inc. and Sarah Wyant (incorporated by reference to Exhibit 10.6 of Nxu’s Form 8-K filed with the SEC on October 24, 2024)

10.31+

Form of Board of Directors Agreement, by and between Nxu, Inc. and each of Jessica Billingsley and Britt Ide (incorporated by reference to Exhibit 10.7 of Nxu’s Form 8-K filed with the SEC on October 24, 2024)

10.32+

Amendment to Restricted Stock Award Agreement, dated as of October 23, 2024, by and between Nxu, Inc. and Caryn Nightengale (incorporated by reference to Exhibit 10.8 of Nxu’s Form 8-K filed with the SEC on October 24, 2024)

10.33**

TB Industrial/Commercial Multi-Tenant Lease, dated March 4, 2021, by and between TCLW Fullerton and Verde Bioresins, Inc. (incorporated by reference to Exhibit 10.33 to the Registration Statement on Form S-4/A filed with the SEC on January 10, 2025)

10.34**	Form of Registration Rights Agreement of the combined company (incorporated by reference to Exhibit 10.34 to the Registration Statement on Form S-4/A filed with the SEC on January 10, 2025)
10.35**

Employment Agreement, dated as of March 9, 2020, as amended as of November 18, 2020, by and between Verde Bioresins, Inc. and Brian Gordon (incorporated by reference to Exhibit 10.35 to the Registration Statement on Form S-4/A filed with the SEC on January 10, 2025)

10.36**

Letter Agreement, dated as of August 23, 2021, by and between Verde Bioresins, Inc. and Joseph Paolucci (incorporated by reference to Exhibit 10.36 to the Registration Statement on Form S-4/A filed with the SEC on January 10, 2025)

10.37+

Atlis Motor Vehicles, Inc. Employee Stock Option Plan, effective as of April 27, 2022 (incorporated by reference to Exhibit 10.33 to Nxu’s Registration Statement on Form S-1 filed with the SEC on December 30, 2024)

10.38+

Atlis Motor Vehicles, Inc. Non-Employee Stock Option Plan, effective as of April 27, 2022 (incorporated by reference to Exhibit 10.34 to Nxu’s Registration Statement on Form S-1 filed with the SEC on December 30, 2024)

10.39

Securities Purchase Agreement, dated as of December 26, 2024, by and among Nxu, Inc. and the Investors named therein (incorporated by reference to Exhibit 10.1 of Nxu’s Form 8-K filed with the SEC on December 27, 2024)

10.40	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 of Nxu’s Form 8-K filed with the SEC on December 27, 2024)
10.41	Form of Voting Agreement (incorporated by reference to Exhibit 10.4 of Nxu’s Form 8-K filed with the SEC on December 27, 2024)

Exhibit No.	Description
10.42*	Form of Voting Trust Agreement, by and between Humanitario Capital LLC and the initial trustee thereunder
21.1	List of Subsidiaries of Nxu, Inc (incorporated by reference to Exhibit 21.1 to Nxu’s Registration Statement on Form S-1 filed with the SEC on January 4, 2023)
23.1**

Consent of Prager Metis CPAs LLC, independent registered public accounting firm for Nxu, Inc. (incorporated by reference to Exhibit 23.1 to the Registration Statement on Form S-4/A filed with the SEC on January 10, 2025)

23.2**

Consent of EisnerAmper LLP, independent registered public accounting firm for Verde Bioresins, Inc. (incorporated by reference to Exhibit 23.2 to the Registration Statement on Form S-4/A filed with the SEC on January 10, 2025)

23.3*	Consent of Snell & Wilmer L.L.P. (included in Exhibit 5.1)
24.1**	Consent of Power of Attorney (included as part of the signature page to the Registration Statement on Form S-4 filed with the SEC on November 8, 2024 and incorporated herein by reference)
99.1*	Form of Nxu, Inc. proxy card
99.2**	Form of Amended and Restated Certificate of Incorporation of Nxu, Inc. (included as Annex B to the proxy statement/prospectus and incorporated herein by reference)
99.3**	Consent of Mark Adler to serve as a director of Nxu, Inc. to be renamed Verde Bioresins, Corp.
99.4**	Consent of Jeffrey Brown to serve as a director of Nxu, Inc. to be renamed Verde Bioresins, Corp.
99.5**	Consent of Cuong Do to serve as a director of Nxu, Inc. to be renamed Verde Bioresins, Corp.
99.6**	Consent of Brian Gordon to serve as a director of Nxu, Inc. to be renamed Verde Bioresins, Corp.
99.7**	Consent of Michael Sherman to serve as a director of Nxu, Inc. to be renamed Verde Bioresins, Corp.
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
107*	Filing Fee Table

____________

*        Filed herewith.

**      Previously filed.

+        Management contract or compensatory plan or arrangement.

†        The annexes, schedules, and certain exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Nxu, Inc. hereby agrees to furnish supplementally a copy of any omitted annex, schedule or exhibit to the SEC on a confidential basis upon request.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mesa, State of Arizona, on January 24, 2025.

NXU, INC.
By:	/s/ Mark Hanchett
Name:	Mark Hanchett
Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on January 24, 2025.

Signature	Title	Date
/s/ Mark Hanchett	Chief Executive Officer	January 24, 2025
Mark Hanchett	(Principal Executive Officer) and Chairman
/s/ *	Chief Financial Officer (Principal Financial	January 24, 2025
Sarah Wyant	Officer and Principal Accounting Officer)
/s/ *	President and Director	January 24, 2025
Annie Pratt
/s/ *	Director	January 24, 2025
Britt Ide
/s/ *	Director	January 24, 2025
Jessica Billingsley
Director
Erin Essenmacher
*By: /s/ Mark Hanchett		January 24, 2025
Attorney-in-Fact